As filed with the U.S. Securities and Exchange Commission on December 12, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Aviragen Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	59-1212264
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2500 Northwinds Parkway, Suite 100

Alpharetta, Georgia 30009

(678) 221-3343

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph M. Patti, Ph.D.

Chief Executive Officer and President

Aviragen Therapeutics, Inc.

2500 Northwinds Parkway, Suite 100

Alpharetta, Georgia 30009

(678) 221-3343

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David S. Rosenthal, Esq. Dechert LLP 1095 Avenue of Americas New York, New York 10036 (212) 698-3616	Wouter W. Latour, M.D. President and Chief Executive Officer Vaxart, Inc. 395 Oyster Point Blvd., Suite 405 South San Francisco, California 94080 (650) 550-3500	John T. McKenna, Esq. Josh Seidenfeld, Esq. Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b–2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)
Common stock, par value $0.10 per share	58,641,490	N/A	$0.587	$0.03

(1)

Represents the maximum number of shares of common stock of Aviragen Therapeutics, Inc., or Aviragen, issuable to securityholders of Vaxart, Inc., or Vaxart, in the proposed merger described in the proxy statement/prospectus/information statement included herein. The amount of Aviragen common stock to be registered is based on the estimated number of shares of Aviragen common stock that are expected to be issued pursuant to the merger, prior to giving effect the proposed reverse stock split, assuming a pre-split exchange ratio of 0.3186 shares of Aviragen common stock for each outstanding share of Vaxart common stock. The estimated exchange ratio calculation contained herein is based upon Aviragen’s capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Aviragen common stock prior to the closing of the merger.

(2)

Pursuant to Rule 416 under the Securities Act of 1933, as amended, or Securities Act, there are also being registered such additional shares of Aviragen common stock that may be issued because of events such as recapitalizations, stock dividends, stock splits and reverse stock splits, and similar transactions.

(3)

Estimated solely for purposes of calculation of the registration fee in accordance with Rule 457(f) of the Securities Act. Vaxart is a private company and no market exists for its equity securities. Vaxart has accumulated a capital deficit; therefore, pursuant to Rule 457(f)(2) under the Securities Act, the proposed maximum offering price is one-third of the aggregate par value of Vaxart’s capital stock being acquired in the proposed merger, which is calculated by taking one-third of the product of the par value of $0.00001 and the maximum number of shares of Vaxart capital stock that may be exchanged in the merger, or 58,641,490 shares of Vaxart capital stock (computed as of December 7, 2017, the latest practicable date prior to the date of filing this registration statement, and inclusive of all shares of Vaxart capital stock issuable upon conversion of any securities convertible into or exercisable for shares of Vaxart capital stock).

(4)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $124.50 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 12, 2017

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Aviragen Therapeutics, Inc. and Vaxart, Inc.:

Aviragen Therapeutics, Inc., a Delaware corporation, or Aviragen, and Agora Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Aviragen, or Merger Sub, and Vaxart, Inc., a Delaware corporation, or Vaxart, have entered into an Agreement and Plan of Merger and Reorganization, or Merger Agreement, pursuant to which Merger Sub will merge with and into Vaxart, with Vaxart surviving the merger as a wholly-owned subsidiary of the combined company. These transactions are referred to herein collectively as the “merger.” Following the merger, Aviragen will be renamed “Vaxart, Inc.” and is sometimes referred to herein as the “combined company.” The merger will result in a clinical-stage pharmaceutical company focused on developing Vaxart’s oral recombinant vaccines, based on its proprietary delivery platform that allows for administration by tablet rather than by injection, and on Aviragen’s direct-acting antivirals to treat infections that have limited therapeutic options.

At the closing of the merger, (a) each outstanding share of capital stock of Vaxart, will be converted into the right to receive approximately 0.3186, or the Exchange Ratio, shares of Aviragen common stock, subject to adjustment for any reverse stock split, and (b) each outstanding Vaxart stock option, whether vested or unvested, and warrant that has not previously been exercised prior to the effective time of merger will be converted into a stock option or warrant, as the case may be, to purchase approximately 0.3186 shares of Aviragen common stock. This Exchange Ratio is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement. Under the Exchange Ratio formula in the Merger Agreement, as of immediately after the merger, the former Vaxart securityholders are expected to own approximately 60% of the aggregate number of shares of the common stock of the combined company issued and outstanding immediately following the closing of the merger, or the Post-Closing Shares, and the securityholders of Aviragen as of immediately prior to the closing of the merger are expected to own approximately 40% of the aggregate number of Post-Closing Shares. These percentages assume that the Exchange Ratio is not adjusted for cash balances, as described in the section titled "The Merger Agreement" below. For a more complete description of the Exchange Ratio please see the section titled “The Merger Agreement—Exchange Ratio” in this proxy statement/prospectus/information statement.

Shares of Aviragen common stock are currently listed on the Nasdaq Capital Market under the symbol “AVIR.” Prior to the closing of the merger, Aviragen intends to file an initial listing application for the combined company with the Nasdaq Global Market pursuant to its “reverse merger” rules. After the closing of the merger, the combined company expects to trade on the Nasdaq Global Market under the symbol “VXRT.” On            , 2018, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Aviragen common stock was $      per share.

Aviragen is holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the merger and related matters. At the Aviragen special meeting, which will be held on                 , 2018 at             , local time, at         , unless postponed or adjourned to a later date, Aviragen will ask its stockholders, among other things, to approve the issuance of shares of Aviragen common stock as consideration in the merger and to approve an amendment to Aviragen’s certificate of incorporation effecting a reverse stock split of Aviragen common stock at a ratio in the range of 10 and 20-for-1, with such specific ratio to be mutually agreed upon by Aviragen and Vaxart or, if the Stock Issuance Proposal is not approved by Aviragen stockholders, determined solely by the Aviragen board of directors following the special meeting , each as described in this proxy statement/prospectus/information statement.

As described in this proxy statement/prospectus/information statement, certain Vaxart stockholders who in the aggregate own approximately 78.5% of the outstanding shares of Vaxart common stock (on an as converted to common stock basis), and certain Aviragen stockholders who in the aggregate own less than 1% of the outstanding shares of Aviragen common stock, are parties to support agreements with Aviragen and Vaxart, pursuant to which such stockholders have agreed to vote such shares in favor of approving certain of the transactions contemplated by the Merger Agreement, including the merger and the issuance of shares of common stock pursuant to the Merger Agreement, respectively, subject to the terms of the support agreements. No meeting of Vaxart stockholders to adopt the Merger Agreement and approve the merger and related transactions will be held. Instead, all Vaxart stockholders will have the opportunity to vote to adopt the Merger Agreement and approve the merger and related transactions, by signing and returning to Vaxart a written consent following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the Securities and Exchange Commission. The holders of a sufficient number of shares of Vaxart capital stock required to adopt the Merger Agreement and approve the merger and related transactions have agreed to adopt the Merger Agreement and approve the merger and related transactions via written consent. Vaxart stockholders, including those who are parties to support agreements, are requested to execute written consents providing such approvals.

After careful consideration, the respective Aviragen and Vaxart boards of directors have unanimously approved the Merger Agreement and the transactions contemplated thereby, including the proposals referred to above. The Aviragen board of directors unanimously recommends that its stockholders vote “FOR” each of the Stock Issuance Proposal, the Reverse Stock Split Proposal, the Executive Merger Compensation Proposal and the Adjournment Proposal and “ONCE EVERY YEAR” with respect to Say-on-Pay Frequency Proposal, each as is described in this proxy statement/prospectus/information statement, and the Vaxart board of directors unanimously recommends that its stockholders sign and return the written consent indicating their approval of the merger and adoption of the Merger Agreement and related transactions to Vaxart.

More information about Aviragen, Vaxart and the proposed transactions are contained in this proxy statement/prospectus/information statement. Aviragen and Vaxart urge you to read this proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 24.

Aviragen and Vaxart are excited about the opportunities the merger brings to both Aviragen and Vaxart stockholders, and thank you for your consideration and continued support.

Joseph M. Patti, Ph.D.	Wouter W. Latour, M.D.
President and Chief Executive Officer	President and Chief Executive Officer
Aviragen Therapeutics, Inc.	Vaxart, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus/information statement is dated                 , 2018, and is first being mailed to Aviragen and Vaxart stockholders on or about                 , 2018.

AVIRAGEN THERAPEUTICS, INC.

2500 Northwinds Parkway, Suite 100

Alpharetta, Georgia 30009

(678) 221-3343

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On                 , 2018

Dear Stockholders of Aviragen:

On behalf of the board of directors of Aviragen Therapeutics, Inc., a Delaware corporation, or Aviragen, Aviragen is pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between Aviragen and Vaxart, Inc., a Delaware corporation, or Vaxart, pursuant to which Agora Merger Sub, Inc., a wholly-owned subsidiary of Aviragen, will merge with and into Vaxart, with Vaxart surviving the merger as a wholly-owned subsidiary of the combined company. The special meeting of stockholders of Aviragen will be held on                 , 2018 at             , local time, at                                                  , for the following purposes:

1.

To consider and vote upon a proposal to approve the issuance of shares of Aviragen common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 27, 2017, by and among Aviragen, Agora Merger Sub, Inc. and Vaxart, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement, or the Stock Issuance Proposal;

2.

To consider and vote upon an amendment to the certificate of incorporation of Aviragen to effect a reverse stock split of Aviragen common stock, at a ratio in the range of 10 and 20-for-1, with such specific ratio to be mutually agreed upon by Aviragen and Vaxart or, if the Stock Issuance Proposal is not approved by Aviragen stockholders, determined solely by the Aviragen board of directors following the special meeting, the form of which is attached as Annex B to this proxy statement/prospectus/information statement, or the Reverse Stock Split Proposal;

3.

To consider and vote upon a proposal to approve, on non-binding advisory basis, the compensation that will or may become payable by Aviragen to its named executive officers in connection with the merger, or the Executive Merger Compensation Proposal;

4.	To consider and vote upon a non-binding advisory vote on the frequency of the advisory vote on the compensation of Aviragen’s named executive officers, or the Say-on-Pay Frequency Proposal;

5.

To consider and vote upon an adjournment of the Aviragen special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Stock Issuance Proposal and/or the Reverse Stock Split Proposal, or the Adjournment Proposal.

The Aviragen board of directors has fixed              , 2018 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Aviragen special meeting and any adjournment or postponement thereof. Only holders of record of shares of Aviragen common stock at the close of business on the record date are entitled to notice of, and to vote at, the Aviragen special meeting. At the close of business on the record date, Aviragen had       shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the shares of Aviragen common stock properly cast at the Aviragen special meeting, presuming a quorum is present, is required for approval of the Stock Issuance Proposal, Executive Merger Compensation Proposal and the Adjournment Proposal. The affirmative vote of the holders of a majority of the Aviragen common stock outstanding on the record date for the Aviragen special meeting is required for the approval of the Reverse Stock Split Proposal. The option selected by the highest number of votes at the Special Meeting will be the option selected for the Say-on-Pay Frequency Proposal. No Aviragen Proposal is conditioned upon any other Aviragen Proposal.

Even if you plan to attend the Aviragen special meeting in person, Aviragen requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Aviragen special meeting if you are unable to attend.

By Order of the Aviragen Board of Directors,

Joseph M. Patti, Ph.D.
President and Chief Executive Officer
Alpharetta, Georgia 30009

              , 2018

THE AVIRAGEN BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, AVIRAGEN AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE AVIRAGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT AVIRAGEN STOCKHOLDERS VOTE “FOR” EACH OF THE STOCK ISSUANCE PROPOSAL, THE REVERSE STOCK SPLIT PROPOSAL, THE EXECUTIVE MERGER COMPENSATION PROPOSAL AND THE ADJOURNMENT PROPOSAL AND “ONCE EVERY YEAR” FOR THE SAY-ON-PAY FREQUENCY PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/information statement incorporates important business and financial information about Aviragen that is not included in or delivered with this document. You may obtain this information without charge through the SEC website (www.sec.gov) or upon your written or oral request by contacting the President and Chief Executive Officer of Aviragen Therapeutics, Inc., 2500 Northwinds Parkway, Suite 100, Alpharetta, Georgia 30009 or by calling (678) 221-3343.

To ensure timely delivery of these documents, any request should be made no later than                    , 2018 to receive them before the special meeting.

For additional details about where you can find information about Aviragen, please see the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement.

-i-

Background of the Merger	74
Aviragen Reasons for the Merger	81
Vaxart Reasons for the Merger	83
Opinion of the Financial Advisor to the Aviragen Board of Directors	84
Interests of the Aviragen Directors and Executive Officers in the Merger	93
Indemnification and Insurance	94
Interests of the Vaxart Directors and Executive Officers in the Merger	94
Indemnification and Insurance	96
Limitations of Liability and Indemnification	96
Form of the Merger	97
Merger Consideration	97
Effective Time of the Merger	97
Regulatory Approvals	98
Tax Treatment of the Merger	98
Certain Material U.S. Federal Income Tax Consequences of the Merger	98
Nasdaq Stock Market Listing	100
Anticipated Accounting Treatment	100
Appraisal Rights and Dissenters’ Rights	100

THE MERGER AGREEMENT	103

General	103
Merger Consideration	103
Exchange Ratio	103
Treatment of Aviragen Stock Options	105
Treatment of Vaxart Stock Options	105
Directors and Executive Officers of the Combined Company Following the Merger	105
Conditions to the Closing of the Merger	105
Representations and Warranties	108
Non-Solicitation	109
Meetings of Stockholders	110
Covenants; Conduct of Business Pending the Merger	110
Other Agreements	112
Termination of the Merger Agreement	113
Termination Fees	114
Amendment	115

AGREEMENTS RELATED TO THE MERGER	116

MATTERS BEING SUBMITTED TO A VOTE OF AVIRAGEN STOCKHOLDERS	118

Aviragen Proposal No. 1 (the Stock Issuance Proposal): Approval of the Issuance of Common Stock in the Merger	118
Aviragen Proposal No. 2 (the Reverse Stock Split Proposal): Approval of the Amendment to the Certificate of Incorporation of Aviragen Effecting the Reverse Stock Split at a Ratio in the Range of 10 and 20-for-1	119
Aviragen Proposal No. 3 (Executive Merger Compensation Proposal): Advisory, Non-Binding Vote on Merger-Related Executive Compensation Arrangements	125
Aviragen Proposal No. 4 (Say-on-Pay Frequency Proposal): Advisory, Non-Binding Vote on the Frequency of an Advisory Vote on Executive Compensation	126
Aviragen Proposal No. 5 (Adjournment Proposal): Approval of Possible Adjournment of the Aviragen Special Meeting	127

AVIRAGEN BUSINESS	128

Overview of Aviragen’s Business and Recent Developments	128
Background	128
Aviragen’s Pipeline	128
Aviragen’s Strategy	132
Research and Development	133
Sales and Marketing	133

-ii-

-iii-

-iv-

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split of Aviragen common stock described in the Reverse Stock Split Proposal in this proxy statement/prospectus/information statement.

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the merger?

A:

Aviragen Therapeutics, Inc., or Aviragen, and Vaxart, Inc., or Vaxart, have entered into an Agreement and Plan of Merger and Reorganization, dated October 27, 2017, or the Merger Agreement. The Merger Agreement contains the terms and conditions of the proposed business combination of Aviragen and Vaxart. Under the Merger Agreement, Agora Merger Sub, Inc., a wholly-owned subsidiary of Aviragen, will merge with and into Vaxart, with Vaxart surviving the merger as a wholly-owned subsidiary of the combined company. Following the merger, Aviragen will be renamed “Vaxart, Inc.” and is referred to herein as the “combined company.”

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, or the Effective Time, (a) each outstanding share of capital stock of Vaxart (other than any shares held as treasury stock that will be cancelled), will be converted into the right to receive the number of shares of Aviragen common stock equal to the Exchange Ratio described below and (b) each outstanding Vaxart stock option, whether vested or unvested, and warrant that has not previously been exercised prior to the Effective Time will be assumed by Aviragen and converted into an option or warrant, as applicable, to purchase shares of Aviragen common stock as described in the section titled “Treatment of Vaxart Stock Options and Warrants” below.

Under the Exchange Ratio formula in the Merger Agreement, as of immediately after the merger and assuming no adjustments for cash balances as provided for in the Merger Agreement, the former Vaxart securityholders are expected to own approximately 60% of the aggregate number of shares of common stock of the combined company immediately following the Effective Time, the Post-Closing Shares, and the securityholders of Aviragen as of immediately prior to the merger are expected to own approximately 40% of the aggregate number of Post-Closing Shares. The Exchange Ratio will be fixed prior to closing to reflect Aviragen’s and Vaxart’s capitalization as of immediately prior to such time.

Q:	What will happen to Aviragen if, for any reason, the merger does not close?

A:

If, for any reason, the merger does not close, the Aviragen board of directors may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Aviragen or continue to operate the business of Aviragen. If the Stock Issuance Proposal is not approved but the Reverse Stock Split Proposal is approved, the Aviragen board may nevertheless authorize a reverse split of its common stock at a ratio in the range of 10 and 20-for-1 in order to satisfy Aviragen’s continued listing requirements on the Nasdaq Capital Market. Aviragen may be unable to identify and complete an alternative strategic transaction or continue to operate the business due to limited cash availability, and it may be required to dissolve and liquidate its assets. In such case, Aviragen would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Aviragen and setting aside funds for reserves.

Q:	Why are the companies proposing to merge?

A:

Aviragen and Vaxart believe that the combined company will have several potential advantages, including: (i) a focused pipeline with product candidates that have demonstrated promising efficacy and safety results, (ii) an efficient expected path to potential commercialization, (iii) operational synergies and (iv) an experienced management team.

Following the merger, the combined company will focus on developing Vaxart’s oral recombinant vaccines, based on its proprietary delivery platform that allows for administration by tablet rather than by injection, and on Aviragen’s direct-acting antivirals to treat infections that have limited therapeutic options. The Vaxart technology platform has been engineered for the delivery of a wide range of oral vaccines, initially targeting norovirus, human papilloma virus, or HPV, respiratory syncytial virus, and influenza. These programs address large therapeutic categories, with norovirus afflicting about 20 million people each year in the United States. To date, there is no approved vaccine for norovirus. The focus of Aviragen’s pipeline will be BTA074 and its Phase 2 program for the treatment of condyloma caused by HPV, which has competed patient enrollment and to report top-line safety and efficacy data in the second quarter of 2018.

For a more complete discussion of Aviragen and Vaxart reasons for the merger, please see the section titled “The Merger—Aviragen Reasons for the Merger” and “The Merger—Vaxart Reasons for the Merger.”

Q:	Why am I receiving this proxy statement/prospectus/information statement?

A:

You are receiving this proxy statement/prospectus/information statement because you have been identified as a stockholder of Aviragen or Vaxart as of the applicable record date, and you are entitled, as applicable, to vote at the Aviragen stockholder meeting to approve among other things the issuance of shares of Aviragen common stock pursuant to the Merger Agreement and reverse stock split, or sign and return the Vaxart written consent to adopt the Merger Agreement and approve the transactions contemplated thereby. This document serves as:

●	a proxy statement of Aviragen used to solicit proxies for its special meeting of stockholders;

●	a prospectus of Aviragen used to issue shares of Aviragen common stock in exchange for shares of Vaxart common stock in the merger; and

●	an information statement of Vaxart used to solicit the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the merger and related transactions.

Q:	What is required to consummate the merger?

A:

To consummate the merger, Aviragen stockholders must approve the issuance of shares of Aviragen common stock pursuant to the Merger Agreement. In addition, Vaxart stockholders must adopt the Merger Agreement and approve the merger and the transactions contemplated thereby.

The approval of the issuance of Aviragen common stock pursuant to the Merger Agreement by the stockholders of Aviragen requires the affirmative vote of the holders of a majority of the shares of Aviragen common stock properly cast at the Aviragen special meeting, presuming a quorum is present at the meeting. The approval of the reverse stock split is not a condition to the closing of the merger.

The adoption of the Merger Agreement and the approval of the merger and related transactions by the stockholders of Vaxart requires the affirmative vote of:

●	the holders of a majority of the outstanding shares of Vaxart common stock and preferred stock, voting together as a single class;

●	the holders of at least a majority of the outstanding shares of Vaxart preferred stock voting together as a single class and not as a separate series; and

●	the holders of at least a majority of the outstanding shares of Vaxart Series B Preferred Stock and Series C Preferred Stock voting together as a single class and not as separate series.

In addition to the requirement of obtaining such stockholder approval and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

The approval of the reverse stock split is required to avoid the delisting of Aviragen common stock from the Nasdaq Capital Market. However, the approval of reverse stock split is not a condition precedent to the closing of the merger. Therefore, if Aviragen’s stockholders do not approve the Reverse Stock Split Proposal to effect the reverse stock split upon the closing of the merger, Aviragen has been advised that The Nasdaq Stock Market LLC will commence delisting proceedings immediately following the closing of the merger. If Aviragen’s stockholders do not approve the Reverse Stock Split Proposal, the combined company’s board of directors will immediately call for a second special meeting following the closing of the merger and request the stockholders of the combined company to approve a reverse stock split that will allow the combined company to remain in compliance with the listing requirements of The Nasdaq Stock Market LLC. If the Stock Issuance Proposal is not approved but the Reverse Stock Approval is approved, the Aviragen board of directors may nevertheless authorize a reverse split of its common stock at a ratio in the range of 10 and 20-for-1 as determined solely by the Aviragen board of directors in order to satisfy Aviragen’s continued listing requirements on the Nasdaq Capital Market.

Certain Vaxart stockholders including certain directors and executive officers who in the aggregate own approximately 78.5% of the outstanding shares of Vaxart common stock (on an as converted basis), and certain Aviragen stockholders including certain directors and executive officers who in the aggregate own less than 1% of the outstanding shares of Aviragen common stock, are parties to support agreements with Aviragen and Vaxart pursuant to which such stockholders have agreed to vote for the adoption of the Merger Agreement and the merger and for the issuance of Aviragen common stock in the merger pursuant to the Merger Agreement and the reverse stock split, respectively, pursuant to the terms of the support agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC and pursuant to the conditions of the Merger Agreement, Vaxart stockholders who are party to the support agreements will each execute written consents approving the merger and related transactions. The holders of a sufficient number of shares of Vaxart capital stock required to adopt the Merger Agreement have agreed to adopt the Merger Agreement via written consent. Vaxart stockholders, including those who are parties to support agreements, are requested to execute written consents providing such approvals. For a more detailed discussion of the support agreements see the section titled “Agreements Related to the Merger—Support Agreements and Written Consent.”

For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement—Conditions to the Closing of the Merger.”

Q:	What will Vaxart securityholders receive in the merger?

A:	As a result of the merger, Vaxart securityholders will become entitled to receive shares of Aviragen common stock equal to approximately 60% of the aggregate number of Post-Closing Shares.

For a more complete description of what Vaxart securityholders will receive in the merger, please see the sections titled “Market Price and Dividend Information” and “The Merger Agreement—Merger Consideration.”

Q:	What will Aviragen securityholders receive in the merger?

A:

Aviragen securityholders will not receive any new securities in the merger, but will instead retain ownership of their shares of Aviragen common stock equal to approximately 40% of the aggregate number of Post-Closing Shares.

Q:	Who will be the directors of the combined company following the merger?

A:

Upon the closing of the merger, the combined company’s board of directors is expected to be composed of seven directors. Three of the directors will be designated by Aviragen, and four of the directors will be designated by Vaxart and will be as follows:

Name	Current Principal Affiliation
Geoffrey F. Cox, Ph.D.(2)	Principal, Beacon Street Advisors
Michael J. Finney, Ph.D.(1)	Managing Director, Finney Capital
Wouter W. Latour, M.D.(1)	President and Chief Executive Officer, Vaxart
Jan Leschly(1)	Chairman and Managing Partner, Care Capital LLC
Richard J. Markham(1)	Partner, Care Capital LLC
John P. Richard(2)	Co-Founder and Head of Corporate Development, Mereo Biopharma, PLC
Anne M. VanLent(2)	President, AMV Advisors

(1) Vaxart designee

(2) Aviragen designee

Q:	Who will be the executive officers of combined company immediately following the merger?

A:	Upon the closing of the merger, the executive management team of the combined company is expected to be composed of the following members of the Vaxart executive management team:

Name	Title
Wouter W. Latour, M.D.	President, Chief Executive Officer and Director
Sean N. Tucker, Ph.D	Chief Scientific Officer
David Liebowitz, M.D., Ph.D	Chief Medical Officer
John M. Harland	Chief Financial Officer

Q:	What are the intended U.S. federal income tax consequences of the merger to Vaxart United States stockholders?

A:

Each of Aviragen and Vaxart intends that the merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. In general, the material tax consequences to U.S. Holders (as defined herein) of Vaxart common stock are expected to be as follows:

●

Each Vaxart stockholder should not generally recognize gain or loss upon the exchange of Vaxart common stock for Aviragen common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Aviragen Therapeutics common stock as described below; and

●

Each Vaxart stockholder should recognize gain or loss to the extent any cash received in lieu of a fractional share of Aviragen Therapeutics common stock exceeds or is less than the basis of such fractional share.

However, there are many requirements that must be satisfied in order for the merger to be treated as a reorganization under Section 368(a) of the Code, some of which are based upon factual determinations, and the reorganization treatment could be affected by actions taken after the merger. If the merger failed to qualify as a reorganization under Section 368(a) of the Code, the Vaxart stockholders generally would recognize the full amount of gains and losses realized on the exchange of their Vaxart common stock in the merger.

Tax matters are very complicated, and the tax consequences of the merger to a particular Vaxart stockholder will depend on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the section titled “The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	Do persons involved in the merger have interests that may conflict with mine as an Aviragen stockholder?

A:

Yes. In considering the recommendation of the Aviragen board of directors with respect to issuing shares of Aviragen common stock pursuant to the Merger Agreement and the other matters to be acted upon by Aviragen stockholders at the Aviragen special meeting, Aviragen stockholders should be aware that certain members of the Aviragen board of directors and executive officers of Aviragen have interests in the merger that may be different from, or in addition to, interests they have as Aviragen stockholders.

Aviragen has entered into employment agreements and stock option agreements with its executive officers that provide them with cash severance payments and acceleration of certain of their outstanding equity awards in the event their employment is terminated without cause or for good reason in connection with a change in control. Based on the terms of these employment agreements and stock option agreements, Aviragen’s executive officers will be contractually entitled to these severance payments and benefits because their employment with Aviragen will end in connection with the closing of the merger and/or the termination of their employment in connection therewith and remain outstanding for up to 18 months depending on the terms of the grant. Additionally, all outstanding equity awards held by Aviragen’s executive officers will accelerate fully and vest upon the closing of the merger. As of the date of this proxy statement/prospectus/information statement, Aviragen’s executive officers held stock options to purchase an aggregate of 2,113,304 shares of Aviragen common stock with a weighted average exercise price of $1.97 per share (all of which are out of the money based on the closing price of Aviragen common stock as of December 7, 2017). Based on data available as of the date of this proxy statement/prospectus/information statement, Aviragen’s executive officers will be entitled to receive a total of approximately $1.6 million (collectively, not individually) in cash severance payments in connection with the closing of the merger and the associated termination of their employment from Aviragen. For more information, please see the sections titled “The Merger—Interests of the Aviragen Directors and Executive Officers in the Merger” and “Aviragen Proposal No. 3 (Executive Merger Compensation Proposal).”

Aviragen’s non-employee directors hold stock options to purchase an aggregate of 1,184,119 shares of Aviragen common stock with a weighted average exercise price of $3.18 per share as part of Aviragen’s non-employee director compensation program. These stock options will by their terms vest in full upon the closing of the merger, including stock options for 96,666, 105,000 and 105,000 shares of Aviragen common stock held by Geoffrey F. Cox, Ph.D., John P. Richard and Anne M. VanLent, respectively, each of whom is expected to remain on the combined company’s board of directors. In addition, John P. Richard, as chairman of the transactions committee of the Aviragen board of directors, will receive a one-time payment of $13,000 for his service on such committee, and each of Messrs. Armando Anido and Russell H. Plumb, the other members of the transactions committee, will receive $10,000 for his service on such committee. For more information, please see the section titled “The Merger—Interests of the Aviragen Directors and Executive Officers in the Merger.”

Q:	Do persons involved in the merger have interests that may conflict with mine as a Vaxart stockholder?

A:

Yes. In considering the recommendation of the Vaxart board of directors with respect to approving the merger and related transactions by written consent, Vaxart stockholders should be aware that certain members of the Vaxart board of directors and executive officers of Vaxart have interests in the merger that may be different from, or in addition to, interests they have as Vaxart stockholders. All of Vaxart’s executive officers have options, subject to vesting, to purchase shares of Vaxart common stock which will convert into options to purchase a number of shares of Aviragen common stock determined by the exchange ratio, rounding any resulting fractional shares down to the nearest whole share, certain of Vaxart’s directors and all of its executive officers are expected to become directors and executive officers of Aviragen upon the closing of the merger and all of Vaxart’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. For more information, please see the section titled “The Merger—Interests of the Vaxart Directors and Executive Officers in the Merger.”

Q:	As an Aviragen stockholder, how does the Aviragen board of directors recommend that I vote?

A:	After careful consideration, the Aviragen board of directors unanimously recommends that Aviragen stockholders vote:

●	“FOR” the Stock Issuance Proposal to consider and vote upon the issuance of shares of Aviragen common stock pursuant to the Merger Agreement;

●

“FOR” the Reverse Stock Split Proposal to consider and vote upon the amendment to the certificate of incorporation of Aviragen to effect a reverse stock split of Aviragen common stock, at a ratio in the range of 10 and 20-for-1, with such specific ratio to be mutually agreed upon by Aviragen and Vaxart or, if the Stock Issuance Proposal is not approved by Aviragen stockholders, determined solely by the Aviragen board of directors following the special meeting;

●

“FOR” the Executive Merger Compensation Proposal to consider and vote on a non-binding advisory basis, the compensation that will or may become payable by Aviragen to its named executive officers in connection with the Merger;

●

“ONCE EVERY YEAR” for the Say-on-Pay Frequency Proposal to consider and vote on a non-binding advisory basis on the frequency of the advisory vote on the compensation of Aviragen’s named executive officers, and

●

“FOR” the Adjournment Proposal to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or Reverse Stock Split Proposal.

If a quorum is present, and the Stock Issuance Proposal has received sufficient votes for approval, but the Reverse Stock Split Proposal has not received the requisite votes for approval, and votes representing 2% or less of the aggregate number of shares of Aviragen common stock are needed to obtain such approval, then the special meeting will be adjourned with respect to the Reverse Stock Split Proposal for a maximum of five calendar days, during which period Aviragen will use commercially reasonable efforts to obtain such additional votes.

No Aviragen Proposal is contingent upon any other Aviragen Proposal. Therefore, assuming all other closing conditions have been either satisfied or waived, the merger will be consummated even if the Reverse Stock Split Proposal is not approved by Aviragen’s stockholders. However, if Aviragen’s stockholders do not approve the Reverse Stock Split Proposal to effect the reverse stock split upon the closing of the merger, Aviragen has been advised that The Nasdaq Stock Market LLC will commence delisting proceedings immediately following the closing of the merger. In such event, then pursuant to the Merger Agreement, the combined company’s board of directors will immediately call for a second special meeting following the closing of the merger and request the stockholders of the combined company to approve a reverse stock split that will allow the combined company to remain in compliance with the listing requirements of The Nasdaq Stock Market LLC. The combined company is obligated to use commercially reasonable efforts to take such steps as necessary to ensure the continued listing of its common stock on the Nasdaq Capital Market following the closing of the merger. If the Stock Issuance Proposal is not approved but the Reverse Stock Split Approval is approved, the Aviragen board of directors may nevertheless authorize a reverse split of its common stock at a ratio in the range of 10 and 20-for-1 as determined solely by the Aviragen board of directors in order to satisfy Aviragen’s continued listing requirements on the Nasdaq Capital Market.

Q:	As a Vaxart stockholder, how does the Vaxart board of directors recommend that I vote?

A:

After careful consideration, the Vaxart board of directors recommends that the Vaxart stockholders execute the written consent indicating their votes in favor of the adoption of the Merger Agreement and the approval of the merger and the transactions contemplated thereby.

Q:

What risks should I consider in deciding whether to vote in favor of the issuance of shares of Aviragen common stock pursuant to the Merger Agreement or to execute and return the written consent approving the Merger Agreement and the transactions contemplated thereby, as applicable?

A:

You should carefully review this proxy statement/prospectus/information statement, including the section titled “Risk Factors,” which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Aviragen and Vaxart, as an independent company, is subject.

Q:	When do you expect the merger to be consummated?

A:

The merger is anticipated to close as soon as possible after the Aviragen special meeting is held on         , 2018, but Aviragen cannot predict the exact timing. For more information, please see the section titled “The Merger Agreement—Conditions to the Closing of the Merger.”

Q:	What do I need to do now?

A:	Aviragen and Vaxart urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the merger affects you.

If you are an Aviragen stockholder, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. Second, you may also provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the special meeting of Aviragen stockholders.

If you are a Vaxart stockholder, you may execute and return your written consent to Vaxart in accordance with the instructions provided.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:

If you are a stockholder of record and you return a signed proxy card without marking any selections, your shares will be voted “FOR” each of the Stock Issuance Proposal, the Reverse Stock Split Proposal, the Executive Merger Compensation Proposal and the Adjournment Proposal and “ONCE EVERY YEAR” for the Say-on-Pay Frequency Proposal.

If you do not give instruction to your broker, your broker can vote your Aviragen shares with respect to “discretionary” items but not with respect to “non-discretionary” items. It is anticipated that the Stock Issuance Proposal, Executive Merger Compensation Proposal and the Say-on-Pay Frequency Proposal will be non-discretionary items. On non-discretionary items for which you do not give your broker instructions, the Aviragen shares will be treated as broker non-votes. Broker non-votes will not be considered to be shares “entitled to vote” at the meeting and will not be counted as having been voted on the applicable proposal. The Reverse Stock Split Proposal and the Adjournment Proposal are matters on which a broker or other nominee are generally empowered to vote, and therefore, limited or no broker non-votes are expected with respect to those proposals.

Q:	May I vote in person at the special meeting of stockholders of Aviragen?

A:

If your shares of Aviragen common stock are registered directly in your name with the Aviragen transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Aviragen. If you are an Aviragen stockholder of record, you may attend the special meeting of Aviragen stockholders and vote your shares in person. Even if you plan to attend the Aviragen special meeting in person, Aviragen requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Aviragen special meeting if you are unable to attend. If your shares of Aviragen common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting of Aviragen stockholders. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Aviragen special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q:	When and where is the special meeting of Aviragen stockholders being held?

A:

The special meeting of Aviragen stockholders will be held at         , at         local time, on         , 2018. Subject to space availability, all Aviragen stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis.

Q:	If my Aviragen shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Aviragen common stock on matters requiring discretionary authority without instructions from you. Brokers are not expected to have discretionary authority to vote for the Stock Issuance Proposal, the Executive Merger Compensation Proposal or the Say-on-Pay Frequency Proposal. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker. Brokers are expected to have discretionary authority to vote for the Reverse Stock Split Proposal and the Adjournment Proposal.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Aviragen stockholders of record, other than those Aviragen stockholders who are parties to support agreements, may change their vote at any time before their proxy is voted at the Aviragen special meeting in one of three ways. First, an Aviragen stockholder of record can send a written notice to the Secretary of Aviragen stating that it would like to revoke its proxy. Second, an Aviragen stockholder of record can submit new proxy instructions either on a new proxy card or via the Internet. Third, an Aviragen stockholder of record can attend the Aviragen special meeting and vote in person. Attendance alone will not revoke a proxy. If an Aviragen stockholder of record or a stockholder who owns Aviragen shares in “street name” has instructed a broker to vote its shares of Aviragen common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:

Aviragen and Vaxart will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Aviragen common stock for the forwarding of solicitation materials to the beneficial owners of Aviragen common stock. Aviragen and Vaxart will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Aviragen has engaged D.F. King & Co., Inc. to assist in the solicitation of proxies and provide related advice and informational support, for a service fee, plus customary disbursements, which are not expected to exceed $15,000 in total, which shall be shared equally by Aviragen and Vaxart.

Q:	Who can help answer my questions?

A:

If you are an Aviragen stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact Aviragen’s proxy solicitor:

D.F. King & Co., Inc.
(800) 967-5074 (toll free)

(212) 269-5550 (collect)

If you are a Vaxart stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Vaxart, Inc.
395 Oyster Point Blvd., Suite 405
South San Francisco, California 94080
Attention: Chief Executive Officer

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the Aviragen special meeting and the Vaxart stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement and the other annexes to which you are referred to herein. For more information, please see the section titled “Where You Can Find More Information.”

The Parties

Aviragen Therapeutics, Inc.

2500 Northwinds Parkway, Suite 100
Alpharetta, Georgia 30009
(678) 221-3343

Aviragen Therapeutics, Inc., or Aviragen, is a biopharmaceutical company that has been focused on the discovery and development of direct-acting antivirals to treat infections that have limited therapeutic options and affect a significant number of patients globally. Aviragen has three Phase 2 clinical stage compounds: BTA074 (teslexivir), an antiviral treatment for condyloma caused by human papillomavirus types 6 & 11; vapendavir, a capsid inhibitor for the prevention or treatment of rhinovirus, or RV, upper respiratory infections; and BTA585 (enzaplatovir), a fusion protein inhibitor in development for the treatment of respiratory syncytial virus infections.

Vaxart, Inc.

395 Oyster Point Blvd., Suite 405
South San Francisco, California 94080
(650) 550-3500

Vaxart is a clinical-stage pharmaceutical company focused on developing oral recombinant protein vaccines based on its proprietary oral vaccine platform. Vaxart believes its platform is suitable to deliver many recombinant protein antigens such as those used in currently marketed influenza, hepatitis B and human papilloma virus, or HPV, vaccines, as well as many other recombinant vaccines currently in Vaxart’s industry pipeline.

Agora Merger Sub, Inc.

2500 Northwinds Parkway, Suite 100
Alpharetta, Georgia 30009
(678) 221-3343

Agora Merger Sub, Inc., or Merger Sub, is a wholly-owned subsidiary of Aviragen and was formed solely for the purposes of carrying out the merger.

The Merger

If the merger is consummated, Merger Sub will merge with and into Vaxart, with Vaxart surviving the merger as a wholly-owned subsidiary of the combined company.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, or the Effective Time, (a) each outstanding share of capital stock of Vaxart, will be converted into the right to receive approximately 0.3186, or the Exchange Ratio, shares of Aviragen common stock, subject to adjustment for any Aviragen reverse stock split, and (b) each outstanding Vaxart stock option, whether vested or unvested, and warrant that has not previously been exercised prior to the Effective Time will be converted into a stock option or warrant, as the case may be, to purchase approximately 0.3186 shares of Aviragen common stock. The Exchange Ratio is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

Under the Exchange Ratio formula in the Merger Agreement, as of immediately after the merger and assuming no adjustments for cash balances as provided for in the Merger Agreement, the former Vaxart securityholders are expected to own approximately 60% of the Post-Closing Shares, and the securityholders of Aviragen as of immediately prior to the merger are expected to own approximately 40% of the aggregate number of Post-Closing Shares. This Exchange Ratio will be fixed prior to closing to reflect Aviragen’s and Vaxart’s capitalization as of immediately prior to such time. These percentages assume that the Exchange Ratio is not adjusted, as described in the section titled "The Merger Agreement—Merger Consideration" below. For a more complete description of the Exchange Ratio please see the section titled "The Merger Agreement—Exchange Ratio" in this proxy statement/prospectus/information statement.

The closing of the merger will occur no later than the second business day after the last of the conditions to the merger has been satisfied or waived, or at another time as Aviragen and Vaxart agree. Aviragen and Vaxart anticipate that the closing of the merger will occur promptly after the Aviragen special meeting. However, because the merger is subject to a number of conditions, neither Aviragen nor Vaxart can predict exactly when the closing will occur or if it will occur at all. After the closing of the merger, the name of the combined company will be changed from “Aviragen Therapeutics, Inc.” to “Vaxart, Inc.”

Reasons for the Merger

On April 4, 2017, Aviragen announced that based on a review of the status of its internal programs, resources and capabilities, it planned to explore a wide range of strategic alternatives that include a business combination or strategic merger, in-licensing clinical stage programs, an acquisition, or other transaction that would complement its current pipeline and could maximize both near and long-term value for Aviragen stockholders. Aviragen retained Stifel, Nicolaus & Company, Incorporated, or Stifel, to serve as its financial advisor in certain aspects of the process. After a comprehensive review of strategic alternatives, on October 30, 2017, Aviragen announced the signing of a definitive merger agreement with Vaxart. The addition of Vaxart’s business will complement Aviragen’s focus on infectious diseases and position the combined company to create both near and long-term value for its stockholders. Following the merger, the combined company will focus on developing Vaxart’s oral recombinant vaccines, based on its proprietary delivery platform that allows for administration by tablet rather than by injection, and on Aviragen’s direct-acting antivirals to treat infections that have limited therapeutic options. Vaxart’s technology platform has been engineered for the delivery of a wide range of oral vaccines, initially targeting norovirus, HPV, respiratory syncytial virus, and influenza. These programs address large therapeutic categories, with norovirus afflicting about 20 million people each year in the United States. To date, there is no approved vaccine for norovirus. The focus of Aviragen’s pipeline will be BTA074 and its Phase 2 program for the treatment of condyloma caused by HPV, which has competed patient enrollment and is expected to report top-line safety and efficacy data in the second quarter of 2018.

In reaching its unanimous decision to approve the Merger Agreement and the transactions contemplated thereby, the Aviragen board of directors considered a number of factors, including, among others, the following:

●

the historical and current information concerning Aviragen’s business, financial performance, financial condition, operations, management and competitive position, the prospects of Aviragen and its product candidates, the nature of the biotechnology industry generally, including financial projections of Aviragen under various scenarios and its short- and long-term strategic objectives;

●

that Vaxart’s proprietary technology platform, with its broad applicability in the pharmaceutical industry, as well as its product pipeline, which includes clinical stage candidates that address sizeable market opportunities, may provide new medical benefits for patients and returns for investors;

●	that the merger would provide existing Aviragen stockholders a significant opportunity to participate in the potential growth of the combined company following the merger;

●

that the combined company will be led by an experienced senior management team from Vaxart and a board of directors with representation from each of the current boards of directors of Aviragen and Vaxart;

●	the failure of vapendavir to meet the primary endpoint in its Phase 2 SPIRITUS trial and the failure of BTA585 to meet the primary endpoint in its Phase 2 challenge trial; and

●

the terms of the Merger Agreement and associated transactions, including the relative percentage ownership of Aviragen securityholders and Vaxart securityholders immediately following the closing of the merger, the reasonableness of the fees and expenses related to the Merger and the likelihood that the merger will be completed.

For more information on the Aviragen board of directors’ reasons for the transaction, see the section titled “The Merger—Aviragen Reasons for the Merger.”

In reaching its unanimous decision to approve the Merger Agreement and the related transactions, the Vaxart board of directors considered a number of factors, including, among others, the following:

●	the potential increased access to sources of capital than it could otherwise obtain if it continued to operate as a privately held company;

●	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

●

the Vaxart board of director’s belief that no alternatives to the merger were reasonably likely to create greater value for the Vaxart stockholders after reviewing the various strategic options to enhance stockholder value that were considered by the Vaxart board of directors;

●	the cash resources of the combined company expected to be available at the closing of the merger; and

●

the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Vaxart stockholders will not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Vaxart common stock for Aviragen common stock pursuant to the merger.

For more information on the Vaxart board of directors’ reasons for the transaction, see the section titled “The Merger—Vaxart Reasons for the Merger.”

Opinion of the Financial Advisor to the Aviragen Board of Directors

The Aviragen board of directors engaged Stifel to provide financial advisory and investment banking services in connection with the board of directors’ consideration and evaluation of certain potential strategic alternatives. On October 27, 2017, Stifel delivered its oral opinion to the Aviragen board of directors, which opinion was confirmed in writing on the same date, that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review set forth in its written opinion, as of October 27, 2017, the merger consideration to be paid by Aviragen  to Vaxart stockholders in the merger pursuant to the Merger Agreement was fair to Aviragen, from a financial point of view.

The full text of Stifel’s written opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Stifel in connection with such opinion, is attached as Annex C to this proxy statement/prospectus/information statement and is incorporated herein by reference. Aviragen urges you to carefully read the Stifel opinion, together with the description of such opinion included elsewhere in this proxy statement/prospectus/information statement, in its entirety. Stifel provided its opinion to the Aviragen board of directors for its information and assistance in connection with its consideration of the financial terms of the merger. Stifel’s opinion addressed solely the fairness, from a financial point of view, of the merger consideration to be paid by Aviragen to Vaxart stockholders in the merger pursuant to the Merger Agreement, to Aviragen. Stifel’s opinion did not address Aviragen’s underlying business decision to proceed with the merger or the relative merits of the merger compared to other alternative transactions or business strategies which may have been available to Aviragen. Stifel’s opinion did not constitute a recommendation to the Aviragen board of directors or any other person, and is not a recommendation to any Aviragen or Vaxart stockholder, as to how to vote or act with respect to the merger or any other matter. For a more complete discussion of Stifel’s opinion, see the section titled “The Merger—Opinion of the Financial Advisor to the Aviragen Board of Directors.”

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration

At the closing of the merger:

●

each outstanding share of capital stock of Vaxart will be converted into the right to receive approximately 0.3186 shares of Aviragen common stock, subject to adjustment for any reverse stock split; and

●

each outstanding Vaxart stock option, whether vested or unvested, and warrant that has not previously been exercised prior to the Effective Time will be converted into a stock option or warrant, as the case may be, to purchase approximately 0.3186 shares of Aviragen common stock.

Immediately after the merger, based on the Exchange Ratio, Vaxart securityholders will own approximately 60% of the outstanding capital stock of the combined company, and Aviragen securityholders will own approximately 40% of the outstanding capital stock of the combined company. The Exchange Ratio is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement. Adjustments to the Exchange Ratio are described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Aviragen common stock that Vaxart securityholders will be entitled to receive for changes in the market price of Aviragen common stock.

Accordingly, the market value of the shares of Aviragen common stock issued pursuant to the Merger Agreement will depend on the market value of the shares of Aviragen common stock at the time the Merger closes and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement. On            , 2018, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Aviragen common stock was $     per share.

Treatment of Aviragen Stock Options

Each unexpired and unexercised option to purchase shares of Aviragen common stock issued under Aviragen’s compensatory benefit arrangements, other than the unexpired and unexercised options to purchase 2,125,000 shares of Aviragen common stock in the aggregate granted to executive officers and employees of Aviragen in March and April 2017 (the “Retention Options”), will by its terms vest in full at the Effective Time. Aviragen expects that each Retention Option will accelerate in full by its terms when the optionee is terminated by the combined company following the merger, with each Retention Option remaining outstanding immediately after the Effective Time in accordance with its terms, including without limitation remaining exercisable until the earlier of 18 months following such termination of the optionee’s employment and the expiration date of the Retention Option. The number of shares of Aviragen common stock underlying such options and the exercise prices for such options will be appropriately adjusted to reflect Aviragen’s proposed reverse stock split, if consummated. The terms governing options to purchase shares of Aviragen common stock will otherwise remain in full force and effect following the closing of the merger.

Treatment of Vaxart Stock Options and Warrants

Stock Options

At the Effective Time, each option or other right to purchase capital stock issued by Vaxart that is outstanding and unexercised immediately prior to the Effective Time under Vaxart’s Amended and Restated 2007 Equity Incentive Plan, whether or not vested, shall be assumed by Aviragen and converted into an option to purchase shares of Aviragen common stock. Aviragen will assume the Plan and each such option in accordance with the terms of the Plan and the terms of the stock option agreement by which such option is evidenced. From and after the Effective Time, each Vaxart option assumed by Aviragen may be exercised for such number of shares of Aviragen common stock as is determined by multiplying the number of shares of Vaxart common stock that were subject to the Vaxart option by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Aviragen common stock. The per share exercise price of the converted option will be determined by dividing the existing per share exercise price of the Vaxart option by the Exchange Ratio, and rounding to the resulting exercise price up to the nearest whole cent. Any restrictions on the exercise of any Vaxart option assumed by Aviragen will continue following the conversion, and the term, exercisability, vesting schedule and other provisions of the Vaxart option will generally remain unchanged; provided, that any Vaxart options assumed by Aviragen may be subject to adjustment to reflect changes in Aviragen’s capitalization after the Effective Time and that the Aviragen board of directors or a committee thereof will succeed to the authority and responsibility of the Vaxart board of directors or a committee thereof with respect to each assumed Vaxart option.

Warrants

Subject to a letter agreement by and between Oxford Finance LLC, or Oxford, Vaxart’s principal lender, and Vaxart, on the Effective Date, the combined company shall issue to Oxford a replacement warrant in lieu of the warrant to purchase Series C Preferred Stock of Vaxart currently held by Oxford. The replacement warrant shall be exercisable for a number of shares of common stock of the combined company equal to (a) the number of shares of Series C Preferred Stock of Vaxart that the existing warrant is exercisable for multiplied by (b) the Exchange Ratio, at a per share price equal to (i) the exercise price per share of Series C Preferred Stock of Vaxart under the existing warrant divided by (ii) the Exchange Ratio.

Conditions to the Closing of the Merger

To consummate the merger, a majority of shares of Aviragen common stock present in person or represented by proxy at a stockholder meeting at which a quorum is present must approve the issuance of shares of Aviragen common stock pursuant to the Merger Agreement.

The Vaxart stockholders holding the securities set forth below must approve and adopt the Merger Agreement and the transactions contemplated thereby, including the merger:

●	the majority of shares of common stock and preferred stock (voting as a single class);

●	the majority of the shares of common stock (voting as a separate class); and

●	the majority of the shares of Vaxart’s Series B Preferred Stock and Series C Preferred Stock (voting as a single class and not as separate series),

In addition to obtaining such stockholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation

Each of Aviragen and Vaxart have agreed that, subject to certain exceptions, neither they nor any of their respective subsidiaries will authorize or permit any of their or their subsidiaries’ directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives to, directly or indirectly:

●

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry,” each as defined in the Merger Agreement and as defined in the section titled “The Merger Agreement—Non-Solicitation” below;

●	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or an acquisition inquiry;

●	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

●	subject to certain exceptions, approve, endorse or recommend an acquisition proposal;

●

execute or enter into any letter of intent or any contract contemplating or otherwise relating to any “acquisition transaction,” as defined in the Merger Agreement and as defined in the section titled “The Merger Agreement—Non-Solicitation” below; or

●	publicly propose to do any of the above.

However, before obtaining the Aviragen stockholder approval required to consummate the merger, Aviragen may furnish nonpublic information regarding such party to, and may enter into discussions or negotiations with, any person in response to a bona fide written acquisition proposal, which the Aviragen board of directors determines in good faith, after consultation with Aviragen’s financial advisor and outside legal counsel, constitutes or is reasonably likely to result in a “superior offer,” as defined in the Merger Agreement and as defined in the section titled “The Merger Agreement—Non-Solicitation” below, and is not withdrawn, if:

●

neither Aviragen nor any of its directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives has breached the non-solicitation provisions of the Merger Agreement described above;

●

the Aviragen board of directors concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Aviragen board of directors under applicable law;

●

Aviragen receives from the third-party an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to such party as those contained in the confidentiality agreement between Aviragen and Vaxart; and

●	substantially contemporaneously with furnishing of nonpublic information to a third-party, Aviragen furnishes the same information to the other party to the extent not previously furnished.

If either Aviragen or Vaxart receives an acquisition proposal or acquisition inquiry at any time during the period between October 27, 2017 and earlier to occur of (a) the Effective Time and (b) termination of the Merger Agreement, then such party must promptly, and in no event later than one business day after becoming aware of such acquisition proposal or acquisition inquiry, advise the other party orally and in writing of such acquisition proposal or acquisition inquiry, including the identity of the person making or submitting the acquisition proposal or acquisition inquiry and the material terms thereof. Each of Aviragen and Vaxart must keep the other reasonably informed with respect to the status and material terms of any such acquisition proposal or acquisition inquiry and any material modification or proposed material modification thereto.

Termination of the Merger Agreement

Either Aviragen or Vaxart can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fees

If the Merger Agreement is terminated under certain circumstances and certain other events occur, Aviragen will be required to pay Vaxart a termination fee of $1.95 million. Moreover, if Aviragen fails to pay any termination fee when due, then it will be required to pay interest on and reasonable fees and expenses incurred in connection with the collection of such overdue amount in addition to the $1.95 million termination fee.

Support Agreements and Written Consent

Vaxart

Certain Vaxart stockholders are party to a support agreement with Aviragen, Agora Merger Sub and Vaxart pursuant to which, among other things, each such stockholder agreed, solely in his, her or its capacity as a Vaxart stockholder, to vote all of his, her or its shares of Vaxart capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and to acknowledge that the adoption and approval of the Merger Agreement is irrevocable. In addition, these Vaxart stockholders agreed not to, directly or indirectly, knowingly take any action that Vaxart is not permitted to take under the non-solicitation provisions of the Merger Agreement. The parties to these support agreements with Aviragen, Agora Merger Sub and Vaxart are:

●	Care Capital Investments III, LP
●	Care Capital Offshore Investments III, LP.
●	Frances Chang
●	Michael J. Finney, Ph.D.
●	John M. Harland
●	Wouter W. Latour, M.D.
●	David Liebowitz, M.D., Ph.D.
●	Sean N. Tucker, Ph.D.

The stockholders of Vaxart that are party to a support agreement with Aviragen consist of:

●	the holders of a majority of the shares of Vaxart common stock and preferred stock each outstanding on the record date and entitled to vote thereon (voting as a single class);

●	the holders of a majority of the shares of Vaxart common stock each outstanding on the record date and entitled to vote thereon (voting as a separate class); and

●

the holders of a majority of the shares of Vaxart Series B Preferred Stock and Series C Preferred Stock outstanding on the record date and entitled to vote thereon (voting as a single class and not as separate series).

Therefore, holders of the number of shares of Vaxart capital stock required to approve and adopt the Merger Agreement and approve the merger and related transactions are contractually obligated to approve and adopt the Merger Agreement. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part and pursuant to the Merger Agreement, stockholders of Vaxart holding a sufficient number of shares to approve and adopt the Merger Agreement and thereby approve the merger and related transactions will execute written consents providing for such adoption and approval.

Aviragen

Certain Aviragen stockholders are party to a support agreement with Aviragen, Agora Merger Sub and Vaxart pursuant to which, among other things, each of such stockholders agreed, solely in his or her capacity as a stockholder, to vote all of his or her shares of Aviragen common stock in favor of the approval of the issuance of shares of Aviragen common stock pursuant to the Merger Agreement and the reverse stock split of Aviragen common stock. In addition, these Aviragen stockholders agreed not to, directly or indirectly, knowingly take any action that Aviragen is not permitted to take under the non-solicitation provisions of the Merger Agreement. The parties to these support agreements with Aviragen, Agora Merger Sub and Vaxart are:

●	Armando Anido
●	Mark P. Colonnese
●	Geoffrey F. Cox, Ph.D.
●	Michael R. Dougherty
●	Michael W. Dunne, M.D.
●	Joseph M. Patti, Ph.D.
●	Russell H. Plumb
●	John P. Richard
●	Anne M. VanLent

The stockholders of Aviragen that are party to a support agreement with Aviragen, Agora Merger Sub and Vaxart consist of the holders of an aggregate of 371,341 shares of Aviragen common stock, representing less than 1% of the outstanding shares of Aviragen common stock as of                  , 2018. These stockholders are solely comprised of the executive officers and directors of Aviragen.

Lock-up Agreements

Vaxart

As a condition to the closing of the merger, Vaxart’s directors, executive officers and principal stockholders, who will beneficially hold 51.2% of the combined company’s capital stock immediately following the closing of the merger, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, transfer, grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber any shares of Vaxart capital stock prior to the closing of the merger, and the combined company’s common stock thereafter, for 180 days following the Effective Time.

Aviragen

None of Aviragen’s stockholders have entered into lock-up agreements.

Management Following the Merger

Effective as of the closing of the merger, the combined company’s executive officers are expected to be composed of members of the following current Vaxart management team:

Name	Position(s)
Wouter W. Latour, M.D.	President, Chief Executive Officer and Director
Sean N. Tucker, Ph.D	Chief Scientific Officer
David Liebowitz, M.D.	Chief Medical Officer
John M. Harland	Chief Financial Officer

The Aviragen Special Meeting

The special meeting of stockholders of Aviragen will be held on                  , 2018 at         , local time, at                  , for the following purposes:

●	to consider and vote upon a proposal to approve the issuance of shares of Aviragen common stock in connection with merger, or the Stock Issuance Proposal;

●

to consider and vote upon the amendment to the certificate of incorporation of Aviragen to effect a reverse stock split of Aviragen common stock, at a ratio in the range of 10 and 20-for-1, with such specific ratio to be mutually agreed upon by Aviragen and Vaxart or, if the Stock Issuance Proposal is not approved by Aviragen stockholders, determined solely by the Aviragen board of directors following the special meeting, or the Reverse Stock Split Proposal;

●

to consider and vote upon a proposal to approve, on non-binding advisory basis, the compensation that will or may become payable by Aviragen to its named executive officers, or the Executive Merger Compensation Proposal;

●	to consider and vote upon a non-binding advisory vote on the frequency of the advisory vote on the compensation of Aviragen’s named executive officers, or the Say-on-Pay Frequency Proposal;

●

to consider and vote upon an adjournment of the Aviragen special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal, or the Adjournment Proposal; and

●	to transact such other business as may properly come before the Aviragen special meeting or any adjournment or postponement thereof.

Collectively the proposal above are referred to as the Aviragen Proposals. On each matter to be voted upon, stockholders have one vote for each share of Aviragen common stock owned as of       , 2018. Votes will be counted by the inspector of election. The following table summarizes vote requirements and the effect of abstentions and broker non-votes.

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Stock Issuance Proposal	FOR votes from the holders of a majority of shares properly cast at a meeting at which a quorum is present	Against	None
2	Reverse Stock Split Proposal	FOR votes from the holders of a majority of outstanding shares	Against	Against
3	Executive Merger Compensation Proposal	FOR votes from the holders of a majority of shares properly cast at a meeting at which a quorum is present	Against	None
4	Say-on-Pay Frequency Proposal	Highest number of votes at a meeting at which a quorum is present	No effect	None
5	Adjournment	FOR votes from the holders of a majority of shares properly cast at a meeting at which a quorum is present	Against	None

If a quorum is present, and the Stock Issuance Proposal has received sufficient votes for approval, but the Reverse Stock Split Proposal has not received the requisite votes for approval, and votes representing 2% or less of the aggregate number of shares of Aviragen common stock are needed to obtain such approval, then the special meeting will be adjourned with respect to the Reverse Stock Split Proposal for a maximum of five calendar days, during which period Aviragen will use commercially reasonable efforts to obtain such additional votes.

No Aviragen Proposal is contingent upon any other Aviragen Proposal. Therefore, assuming all other closing conditions have been either satisfied or waived, the merger will be consummated even if the Reverse Stock Split Proposal is not approved by Aviragen’s stockholders. However, if Aviragen’s stockholders do not approve the Reverse Stock Split Proposal to effect the reverse stock split upon the closing of the merger, Aviragen has been advised that The Nasdaq Stock Market LLC will commence delisting proceedings immediately following the closing of the merger. In such event, then pursuant to the Merger Agreement, the combined company’s board of directors will immediately call for a second special meeting following the closing of the merger and request the stockholders of the combined company to approve a reverse stock split that will allow the combined company to remain in compliance with the listing requirements of The Nasdaq Stock Market LLC. The combined company is obligated to use commercially reasonable efforts to take such steps as necessary to ensure the continued listing of the combined company’s common stock on The Nasdaq Stock Market LLC following the closing of the merger. If the Stock Issuance Proposal is not approved but the Reverse Stock Approval is approved, the Aviragen board of directors may nevertheless authorize a reverse split of its common stock at a ratio in the range of 10 and 20-for-1 as determined solely by the Aviragen board of directors in order to satisfy Aviragen’s continued listing requirements on the Nasdaq Capital Market.

Vaxart Solicitation of Written Consents

The adoption of the Merger Agreement and the approval of the merger and related transactions by the Vaxart stockholders requires the affirmative votes of:

●	the holders of a majority of the outstanding Vaxart common stock (voting as a separate class);

●	the holders of a majority of the shares of Vaxart common stock and Vaxart preferred stock (voting as a single class); and

●	the holders of a majority of the Vaxart Series B Preferred Stock and Series C Preferred Stock (voting as a single class and not as separate series).

Following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC and pursuant to the conditions of the Merger Agreement, the Vaxart stockholders who are party to the support agreements have agreed to execute an action by written consent adopting the Merger Agreement, thereby approving the merger and related transactions. These stockholders own a sufficient number of shares of Vaxart capital stock to adopt the Merger Agreement. No meeting of Vaxart stockholders to adopt the Merger Agreement and approve the merger and related transactions will be held; however, all Vaxart stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the merger and related transactions, by signing and returning to Vaxart a written consent.

In addition to the requirement of obtaining such stockholder approval and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Interests of Directors and Executive Officers of Aviragen and Vaxart

Interests of the Aviragen Directors and Executive Officers in the Merger

In considering the recommendation of the Aviragen board of directors with respect to issuing shares of Aviragen common stock pursuant to the Merger Agreement and the other matters to be acted upon by Aviragen stockholders at the Aviragen special meeting, Aviragen stockholders should be aware that certain members of the Aviragen board of directors and executive officers of Aviragen have interests in the merger that may be different from, or in addition to, interests they have as Aviragen stockholders.

Pursuant to the terms of their respective employment agreements, outstanding equity awards and Aviragen’s cash incentive program, the Aviragen executive officers will be entitled to receive a total of approximately $1.6 million in cash severance benefits (collectively, not individually) in connection with the closing of the merger and the associated termination of their employment from Aviragen, based on data available as of the date of this proxy/registration statement.

All of Dr. Patti’s and Mr. Colonnese’s outstanding stock options will vest in full upon the termination of their employment in connection with the closing of the merger, although they are currently out of the money based on the closing price of Aviragen common stock as of December 7, 2017, and will remain outstanding for up to 18 months following such termination, depending of the terms of the specific grants.

With respect to Aviragen’s directors, Aviragen’s non-employee directors hold stock options to purchase an aggregate of 1,184,119 shares of Aviragen common stock with a weighted average exercise price of $3.18 per share as part of Aviragen’s non-employee director compensation program. Of these stock options, options to purchase 140,000 shares have an exercise price per share below $0.59 per share (the closing price of Aviragen common stock on December 7, 2017) and, based on a closing price of $0.59 per share as of December 7, 2017, have an aggregate value of $14,000. These stock options will by their terms vest in full at the Effective Time, including stock options for 96,666, 105,000 and 105,000 shares of Aviragen common stock held by Geoffrey F. Cox, Ph.D., John P. Richard and Anne M. VanLent, respectively, who are expected to remain on the combined company’s board of directors. In addition, Mr. Richard, as chairman of the transactions committee of the Aviragen board of directors, will receive $13,000 for his service on such committee, and each of Mr. Anido and Mr. Plumb, the other members of the transactions committee, will receive $10,000 for his service.

As of        , 2018, directors and executive officers of Aviragen owned less than 1% of the outstanding shares of Aviragen common stock. All Aviragen executive officers and directors have entered into support agreements in connection with the merger. The support agreements are discussed in greater detail in the section titled "Agreements Related to the Merger—Support Agreements and Written Consent" in this proxy statement/prospectus/information statement.

Interests of the Vaxart Directors and Executive Officers in the Merger

In considering the recommendation of the Vaxart board of directors with respect to approving the merger and related transactions by written consent, Vaxart stockholders should be aware that certain members of the board of directors and executive officers of Vaxart have interests in the merger that may be different from, or in addition to, interests they have as Vaxart stockholders. For example, some of Vaxart’s directors and executive officers are expected to become directors and executive officers of the combined company upon the closing of the merger. Specifically, Wouter W. Latour, M.D. and Sean N. Tucker, Ph.D., both of whom are currently executive officers of Vaxart, are expected to become executive officers of the combined company upon the closing of the merger, with Dr. Latour serving as the President and Chief Executive Officer and Dr. Tucker serving as the Chief Scientific Officer of the combined company. Additionally, Dr. Latour, Dr. Finney, Mr. Leschly and Mr. Markham who are current directors of Vaxart, will be designated to serve on the combined company’s board of directors following the closing of the merger.

All Vaxart executive officers, directors and their affiliates have entered into support agreements in connection with the merger. The support agreements are discussed in greater detail in the section titled "Agreements Related to the Merger—Support Agreements and Written Consent" in this proxy statement/prospectus/information statement.

Certain Vaxart executive officers, directors and their affiliates currently hold shares of Vaxart common stock, preferred stock, stock options to purchase shares of common stock and unsecured promissory notes.

As of                , 2018, all directors and executive officers of Vaxart, together with their affiliates, owned 78.5% of the outstanding shares of Vaxart common stock (on an as-converted to common stock basis) and such persons held stock options to purchase an aggregate of 7,733,014 shares of common stock with a weighted average exercise price of $0.18 per share.

Based on an assumed conversion date of                      2018, affiliates of certain Vaxart directors and certain executive officers will also convert an aggregate of $36.3 million of unsecured subordinated convertible promissory notes, including accrued interest, into approximately 79.7 million shares of Vaxart common stock immediately prior to the closing of the merger pursuant to a note purchase agreement.

As of September 30, 2017, Vaxart had $13.9 million of cumulative but unpaid accruing dividends to the holders of its Series B and Series C preferred stock. Based on an assumed payment date of                                     , 2018, immediately prior to the closing of the merger, Vaxart expects to issue 22,974,440 shares of common stock in payment of $15.3 million of cumulative accrued dividends on its Series B and Series C Preferred Stock to certain Vaxart directors, executive officers and their affiliates.

The Vaxart board of directors was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement. For more information, please see the sections titled "The Merger—Interests of the Vaxart Directors and Executive Officers in the Merger" and “Certain Relationships and Related-Party Transactions—Vaxart.”

Considerations with Respect to U.S. Federal Income Tax Consequences of the Merger

Each of Aviragen and Vaxart intends that the merger qualify as a reorganization within the meaning of Section 368(a) of the Code. In general and subject to the qualifications and limitations set forth in the section titled “The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger,” the material tax consequences to U.S. Holders (as defined herein) of Vaxart common stock are expected to be as follows:

●

a Vaxart stockholder should not recognize gain or loss upon the exchange of Vaxart common stock for Aviragen common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Aviragen common stock as described below;

●

a Vaxart stockholder who receives cash in lieu of a fractional share of Aviragen common stock in the merger should recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s tax basis allocable to such fractional share;

●

a Vaxart stockholder’s aggregate tax basis for the shares of Aviragen common stock received in the merger (including any fractional share interest for which cash is received) should equal the stockholder’s aggregate tax basis in the shares of Vaxart common stock surrendered upon the closing of the merger, decreased by the amount of any tax basis allocable to a fractional share for which cash is received; and

●

the holding period of the shares of Aviragen common stock received by a Vaxart stockholder in the merger should include the holding period of the shares of Vaxart common stock surrendered in exchange therefor provided the surrendered Vaxart common stock is held as a capital asset (generally, property held for investment) at the time of the merger.

Tax matters are very complicated, and the tax consequences of the merger to a particular Vaxart stockholder will depend on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the section titled “The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger.”

Risk Factors

Both Aviragen and Vaxart are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:

●

the Exchange Ratio is not adjustable based on the market price of Aviragen common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

●

failure to complete the merger may result in Aviragen paying a termination fee or expenses to Vaxart and could harm the common stock price of Aviragen and future business and operations of each company;

●	if the conditions to the merger are not met, the merger may not occur;

●	the merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes;

●

the combined company may need to raise additional capital by issuing securities or debt or through licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations or proprietary rights;

●

certain Aviragen and Vaxart executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests;

●	the market price of the combined company’s common stock may decline as a result of the merger;

●	Aviragen and Vaxart stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;

●

during the pendency merger, Aviragen and Vaxart may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

●

certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

●

the lack of a public market for Vaxart shares makes it difficult to determine the fair market value of the Vaxart shares, and the stockholders of Vaxart may receive consideration in the merger that is less than the fair market value of the Vaxart shares and/or Aviragen may pay more than the fair market value of the Vaxart shares; and

●	if the conditions of the merger are not met, the merger will not occur.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors.” Aviragen and Vaxart both encourage you to read and consider all of these risks carefully.

Regulatory Approvals

In the United States, Aviragen must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq Capital Market in connection with the issuance of shares of Aviragen common stock pursuant to the Merger Agreement and the filing of this proxy statement/prospectus/information statement with the SEC.

Nasdaq Stock Market Listing

Aviragen intends to file an initial listing application for the combined company with the Nasdaq Global Market pursuant to its “reverse merger” rules. However, if Aviragen’s stockholders do not approve the Reverse Stock Split Proposal, Aviragen has been advised that The Nasdaq Stock Market LLC will commence delisting proceedings immediately following the closing of the merger. In such event, then pursuant to the Merger Agreement, the combined company’s board of directors will immediately call for a second special meeting following the closing of the merger and request the stockholders of the combined company to approve a reverse stock split that will allow the combined company to remain in compliance with the listing requirements of The Nasdaq Stock Market LLC. The combined company is obligated to use commercially reasonable efforts to take such steps as necessary to ensure the continued listing of its common stock on the Nasdaq Capital Market following the closing of the merger. We expect that the combined company’s common stock will trade under the symbol “VXRT.”

If the issuance of the shares of Aviragen common stock pursuant to the Merger Agreement is not approved but the reverse stock split proposal is, the Aviragen board of directors may nevertheless authorize a reverse split of its common stock at a ratio in the range of 10 and 20-for-1 as determined solely by the Aviragen board of directors in order to satisfy Aviragen’s continued listing requirements on the Nasdaq Capital Market.

Anticipated Accounting Treatment

The merger will be treated by Aviragen as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, Vaxart is considered to be acquiring Aviragen in the merger.

Appraisal Rights and Dissenters’ Rights

Holders of shares of Aviragen capital stock are not entitled to appraisal rights in connection with the merger. Vaxart stockholders are entitled to appraisal rights in connection with the merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the Delaware General Corporation Law, or the DGCL, attached hereto as Annex D, and the section titled “The Merger—Appraisal Rights and Dissenters’ Rights.”

Potential Vaxart Financing

Although there is no current agreement in place with any potential financing source, nor any requirement to undertake a financing, under the Merger Agreement, Vaxart may pursue a bona fide equity financing with a third-party in which it may sell, prior to the closing of the merger, up to $25 million in the aggregate of capital stock or other securities of Vaxart, which such financing could occur between the date of this proxy statement/prospectus/information statement and the closing of merger. The parties agreed that any such securities issuance would increase the valuation of Vaxart by an amount equal to 60% of the aggregate amount of such financing and the valuation of Aviragen by an amount equal to 40% of the aggregate amount of such equity financing. Any equity financing within 90 days from and after the Effective Time must be approved by the majority of the members of the combined company’s board of directors designated pre-closing by Aviragen.

Comparison of Stockholder Rights

Both Aviragen and Vaxart are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Vaxart stockholders will become stockholders of Aviragen, and their rights will be governed by the DGCL, the bylaws of Aviragen and, the certificate of incorporation of Aviragen. The rights of Aviragen stockholders contained in the certificate of incorporation and bylaws of Aviragen differ from the rights of Vaxart stockholders under the certificate of incorporation and bylaws of Vaxart, as more fully described under the section titled “Comparison of Rights of Holders of Aviragen Stock and Vaxart Stock.”

SELECTED HISTORICAL AND UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION AND DATA

The following tables present summary historical financial data for Aviragen and Vaxart, summary unaudited pro forma condensed combined financial data for Aviragen and Vaxart, and comparative historical and unaudited pro forma per share data for Aviragen and Vaxart.

Selected Historical Consolidated Financial Data of Aviragen

The selected consolidated statements of operations data for the fiscal years ended June 30, 2017 and 2016 and the selected consolidated balance sheet data as of June 30, 2017 and 2016 are derived from Aviragen’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. The selected consolidated statements of operations data for the three months ended September 30, 2017 and 2016 and the selected consolidated balance sheet data as of September 30, 2017 and 2016 are derived from Aviragen's unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement.

The selected historical consolidated financial data below should be read in conjunction with the section titled “Aviragen Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors—Risks Related to Aviragen” and Aviragen’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement. Aviragen’s historical results are not necessarily indicative of the results that may be expected in any future period.

	Three Months Ended September 30,		Years Ended June 30,
	2017	2016	2017	2016
	(unaudited)
Selected Consolidated Statements of Operations Data (in millions, except per share amounts):
Revenues	$0.1	$0.1	$8.9	$9.3
Total operating expenses	$5.1	$9.7	$36.4	$34.5
Net loss	$(5.3)	$(10.0)	$(29.4)	$(25.4)
Basic and diluted loss per common share	$(0.14)	$(0.26)	$(0.76)	$(0.66)
Shares used in calculation of net loss per share, basic and diluted	38,649,237	38,640,487	38,644,395	38,635,452

	As of September 30,	As of June 30,
	2017	2017	2016
	(unaudited)
Selected Consolidated Balance Sheet Data (in millions):
Cash, cash equivalents and investments	$34.1	$38.6	$69.0
Total assets	$34.7	$40.1	$72.7
Total liabilities	$20.8	$21.4	$26.5
Total stockholders’ equity	$13.9	$18.7	$46.2

Selected Historical Financial Data of Vaxart, Inc.

The selected financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015 are derived from Vaxart’s financial statements prepared using accounting principles generally accepted in the United States, which have been audited by an independent auditor, and are included in this proxy statement/prospectus/information statement. The statement of operations data for the nine months ended September 30, 2017 and 2016, as well as the balance sheet data as of September 30, 2017, are derived from Vaxart’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement.

The selected historical financial data should be read in conjunction with Vaxart’s financial statements, related notes, other financial information, “Vaxart Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Vaxart’s condensed financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. Vaxart’s historical results are not necessarily indicative of results to be expected in any future period.

	Nine Months Ended September 30,		Years Ended December 31,
	2017	2016	2016	2015
	(unaudited)
Selected Statements of Operations Data (in millions, except per share amounts):
Operating expenses:
Research and development	$10.4	$11.5	$17.6	$12.2
General and administrative	$2.0	$2.5	$3.2	$4.8
Total operating expenses	$12.4	$14.0	$20.8	$17.0
Loss from operations	$(7.3)	$(9.4)	$(12.7)	$(16.7)
Basic and diluted net loss per share	$(1.58)	$(2.13)	$(2.86)	$(3.50)

	As of September 30,	As of December 31,
	2017	2016	2015
	(unaudited)
Selected Balance Sheet Data (in millions):
Cash, cash equivalents and investments	$5.3	$13.1	$20.4
Total assets	$6.7	$15.9	$21.8
Long-term debt	$38.4	$37.5	$9.9
Total liabilities	$44.5	$45.5	$35.6
Total stockholders’ (deficit)	$(37.8)	$(29.6)	$(13.8)

Selected Unaudited Pro Forma Condensed Combined Financial Data of Aviragen and Vaxart

The following information does not give effect to the proposed reverse stock split of Aviragen common stock described in the Reverse Stock Split Proposal.

The following unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under U.S. GAAP, and gives effect to the transaction between Aviragen and Vaxart to be accounted for as a reverse acquisition, with Vaxart being deemed the acquiring company for accounting purposes.

The unaudited pro forma condensed combined balance sheet as of September 30, 2017 assumes that the transaction took place on September 30, 2017 and combines the historical balance sheets of Aviragen and Vaxart as of such date. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2017 and the year ended December 31, 2016 assumes that the transaction took place as of January 1, 2016, and combines the historical results of Aviragen and Vaxart for each period. The historical financial statements of Aviragen and Vaxart have been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate Aviragen and Vaxart historical financial statements, and their respective management’s discussion and analysis of financial condition and results of operations. Vaxart’s historical audited financial statements for the years ended December 31, 2016 and 2015 and unaudited financial statements for the nine months ended September 30, 2017 and 2016 are included elsewhere in this proxy statement/prospectus/information statement. Aviragen’s historical audited consolidated financial statements for the years ended June 30, 2017 and June 30, 2016 and unaudited consolidated financial statements the three months ended September 30, 2017 and 2016 are included elsewhere in this proxy statement/prospectus/information statement.

The unaudited pro forma condensed combined information is presented based upon Vaxart’s calendar year end; therefore, Aviragen’s historical June 30 fiscal year end statements of operations have been adjusted to conform to the calendar year end presentation.

	Nine Months Ended	Year Ended
	September 30, 2017	December 31, 2016

Unaudited Pro Forma Condensed Combined Statements of Operations (in millions, except per share amounts):
Revenue	$10.2	$17.9
Total operating expenses	$33.5	$63.9
Net loss	$(24.9)	$(47.2)
Basic and diluted net loss per common share	$(0.26)	$(0.49)

As of September 30, 2017

Unaudited Pro Forma Condensed Combined Balance Sheet (in millions):
Cash, cash equivalents and investments	$39.4
Total assets	$65.2
Total liabilities	$31.7
Stockholders’ equity	$33.5

Comparative Historical and Unaudited Pro Forma per Share Data

The information below reflects the historical net loss and book value per share of Aviragen common stock and the historical net loss and book value per share of Vaxart common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Aviragen with Vaxart on a pro forma basis. The unaudited pro forma net loss and book value per share does not give effect to the proposed reverse stock split of Aviragen common stock described in the Reverse Stock Split Proposal.

You should read the tables below in conjunction with the audited consolidated financial statements of Aviragen for the years ended June 30, 2017 and June 30, 2016 and unaudited consolidated financial statements the three months ended September 30, 2017 and 2016 included in this proxy statement/prospectus/information statement and the audited financial statements of Vaxart for the years ended December 31, 2016 and 2015 and unaudited financial statements for the nine months ended September 30, 2017 and 2016 included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
Aviragen Historical Per Common Share Data:
Basic and diluted net loss per share	$(0.40)	$(0.81)
Book value per share	$0.36	$0.72
Vaxart Historical Per Common Share Data:
Basic and diluted net loss per share	$(1.58)	$(2.86)
Book value per share	$(5.61)	$(4.40)
Combined Company Per Common Share Data:
Basic and diluted net loss per share	$(0.26)	$(0.49)
Book value per share	$0.35	N/A

MARKET PRICE AND DIVIDEND INFORMATION

Aviragen common stock is listed on the Nasdaq Capital Market under the symbol “AVIR.” The following table presents, for the periods indicated, the range of high and low per share sales prices for Aviragen common stock as reported on the Nasdaq Capital Market for each of the periods set forth below. Vaxart is a private company and its common stock and preferred stock are not publicly traded. These per share sales prices do not give effect to the proposed reverse stock split of Aviragen common stock to be implemented, if approved by the Aviragen stockholders, prior to the closing of the merger.

Aviragen Common Stock

	High	Low
Year Ending June 30, 2018
First Quarter	$0.77	$0.51
Second Quarter (through December 7, 2017)	1.08	0.52

Year Ended June 30, 2017
First quarter	$2.00	$1.29
Second quarter	1.90	1.14
Third quarter	1.50	0.56
Fourth quarter	0.79	0.43

Year Ended June 30, 2016
First quarter	$2.66	$1.70
Second quarter	2.31	1.73
Third quarter	2.27	1.23
Fourth quarter	1.99	1.32

On        , 2018, the last reported sale price of Aviragen common stock on the Nasdaq Capital Market was $      per share.

Because the market price of Aviragen common stock is subject to fluctuation, the market value of the shares of Aviragen common stock that Vaxart stockholders will be entitled to receive in the Merger may increase or decrease.

Assuming the successful application for initial listing with the Nasdaq Global Market, following the closing of the merger, Aviragen expects the combined company’s common stock will be listed on the Nasdaq Global Market and will trade under Aviragen’s new name, “Vaxart, Inc.” and trading symbol “VXRT.”

As of          , 2018, there were approximately                       stockholders of record and there were approximately      beneficial stockholders of Aviragen common stock.

Dividend Policy

Aviragen has never paid or declared, and does not anticipate declaring, or paying in the foreseeable future, any cash dividends on its common stock. Future determination as to the declaration and payment of dividends, if any, will be at the discretion of the Aviragen board of directors and will depend on then existing conditions, including its operating results, financial conditions, contractual restrictions, capital requirements, business prospects and other factors its board of directors may deem relevant.

Vaxart has never paid or declared any cash dividends on its common stock or preferred stock. If the merger does not occur, Vaxart does not anticipate paying any cash dividends on its common stock in the foreseeable future, and Vaxart intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Vaxart board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Vaxart board of directors deems relevant.

As of September 30, 2017, Vaxart had approximately $13.9 million of cumulative but unpaid accruing dividends to the holders of its Series B Preferred Stock and Series C Preferred Stock. Based on an assumed payment date of         , 2018, immediately prior to the closing of the merger, Vaxart expects to issue 22,974,440 shares of Vaxart common stock in payment of approximately $15.3 million of cumulative accrued dividends on its Series B Preferred Stock and Series C Preferred Stock.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with the business of Aviragen because these risks may also affect the combined company. These risks can be found in Aviragen’s Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC. You should also read and consider the other information in this proxy statement/prospectus/information statement and the other documents incorporated by reference into this proxy statement/prospectus/information statement. Please see the section titled “Where You Can Find More Information.”

Risks Related to the Merger

The Exchange Ratio is not adjustable based on the market price of Aviragen common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set the Exchange Ratio for the Vaxart common stock, and the Exchange Ratio is only adjustable upward or downward based on increases or decreases in the number of shares of Vaxart’s issued and outstanding capital stock and the number of shares of Vaxart capital stock issuable upon the exercise of all issued and outstanding equity awards, increases or decreases the number of Aviragen’s issued and outstanding common stock, if the cash balances at closing of either Aviragen or Vaxart fall outside a pre-determined range, and the proposed reverse stock split, prior to the closing of the merger as described in the section titled “The Merger—Merger Consideration.” The pre-reverse stock split Exchange Ratio is 0.3186, and the post-split Exchange Ratio will depend on the exact reverse stock split ratio that is ultimately mutually determined by Aviragen and Vaxart and certain changes in the capitalization of the two companies. Any changes in the market price of Aviragen common stock before the closing of the merger will not affect the number of shares Vaxart securityholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the closing of the merger the market price of Aviragen common stock declines from the market price on the date of the Merger Agreement, then Vaxart stockholders could receive merger consideration with substantially lower value. Similarly, if before the closing of the merger the market price of Aviragen common stock increases from the market price on the date of the Merger Agreement, then Vaxart stockholders could receive merger consideration with substantially more value for their shares of Vaxart capital stock than the parties had negotiated for in the establishment of the Exchange Ratio. Because the Exchange Ratio does not adjust as a result of changes in the value of Aviragen common stock, for each one percentage point that the market value of Aviragen common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to Vaxart stockholders.

Failure to complete the merger may result in Aviragen paying a termination fee or expenses to Vaxart and could harm the common stock price of Aviragen and future business and operations of each company.

If the merger is not completed, Aviragen and Vaxart are subject to the following risks:

●	if the Merger Agreement is terminated under certain circumstances and certain events occur, Aviragen will be required to pay Vaxart a termination fee of $1.95 million;

●	the price of Aviragen stock may decline and remain volatile; and

●

costs related to the merger, such as legal, accounting and investment banking fees which Aviragen and Vaxart estimate will total approximately $3.5 million, of which $1.2 million must be paid even if the merger is not completed, and $0.9 million, respectively.

In addition, if the Merger Agreement is terminated and the Aviragen board of directors determines to seek another business combination, there can be no assurance that Aviragen or Vaxart will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the merger.

If the conditions to the merger are not met, the merger may not occur.

Even if the proposals referred to herein are approved by the stockholders of Aviragen and Vaxart, specified other conditions must be satisfied or waived to complete the merger. These conditions are set forth in the Merger Agreement and described in the section titled “The Merger Agreement—Conditions to the Closing of the Merger.” Aviragen and Vaxart cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger may not occur or will be delayed, and Aviragen and Vaxart each may lose some or all of the intended benefits of the merger.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

In general, either Aviragen or Vaxart can refuse to complete the Merger if there is a material adverse change affecting the other party between October 27, 2017, the date of the Merger Agreement, and the closing. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on Aviragen or Vaxart, including:

●	any effect, change, event, circumstance or development in general economic or political conditions generally affecting the industries in which Vaxart or Aviragen operate;

●

any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation of armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

●	any changes in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof;

●	any effect resulting from the announcement or pendency of the merger or any related transactions;

●	with respect to Aviragen, any change in the stock price or trading volume of Aviragen common stock;

●	with respect to Aviragen, the existence of actual litigation itself arising from allegations of a breach of a fiduciary duty relating to the Merger Agreement;

●	with respect to Aviragen, the termination, sublease or assignment of Aviragen’s facility lease, or failure to do the foregoing; or

●	with respect to Vaxart, any rejection by a governmental body of a registration or filing by Vaxart relating to certain Vaxart intellectual property rights.

If adverse changes occur and Aviragen and Vaxart still complete the merger, the combined company stock price may suffer. This in turn may reduce the value of the merger to the stockholders of Aviragen and Vaxart.

The combined company will need to raise additional capital by issuing securities or debt or through licensing arrangements, which may cause dilution to the combined company’s stockholders or restrict the combined company’s operations or proprietary rights.

The combined company may be required to raise additional funds sooner than currently planned. Additional financing may not be available to the combined company when it needs it or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such an issuance may cause significant dilution to the combined company’s stockholders’ ownership and the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the combined company.

Certain Aviragen and Vaxart executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

Certain officers and directors of Aviragen and Vaxart participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued service as directors, in the case of Aviragen, or directors and officers, in the case of Vaxart, of the combined company, severance and retention benefits, the acceleration of stock options and continued indemnification.

For example, Joseph M. Patti, Ph.D., Aviragen’s President and Chief Executive Officer, is expected to cease to serve as President and Chief Executive Officer, at which point Mr. Patti’s employment with Aviragen will end. Consistent with the terms of Dr. Patti’s existing employment agreement, upon the termination of Dr. Patti’s employment, assuming such termination occurrs on              , 2018, and in accordance with Dr. Patti’s employment agreement, Dr. Patti is expected to receive an aggregate of approximately $1,077,196 in cash severance benefits.

In addition, Mark P. Colonnese, Aviragen’s Executive Vice President and Chief Financial Officer, is expected to cease to serve as Executive Vice President and Chief Financial Officer upon the closing of the merger, at which point Mr. Colonnese’s employment with Aviragen will end. Consistent with the terms of Mr. Colonnese’s existing employment agreement, upon the termination of Mr. Colonnese’s employment, assuming such termination occurs on                      , 2018, and in accordance with Mr. Colonnese’s employment agreement, Mr. Colonnese is expected to receive an aggregate of approximately $556,439 in cash severance benefits.

In addition, all of Dr. Patti’s and Mr. Colonnese’s outstanding stock options will vest in full immediately prior to the Effective Time, although they are currently out of the money based on the closing price of Aviragen common stock as of December 7, 2017. For more information, please see the section titled “The Merger—Interests of the Aviragen Directors and Executive Officers in the Merger.” Furthermore, in connection with the closing of the merger, any unvested equity awards held by the Aviragen board members will vest in full, including stock options for 96,666, 105,000 and 105,000 shares of Aviragen common stock held by Geoffrey F. Cox, Ph.D., John P. Richard and Anne M. VanLent, respectively, who are expected to remain on the combined company’s board of directors. The exercise price of all unvested stock option awards held by the Aviragen board members was above the trading price of Aviragen common stock as of December 7, 2017, other than options to purchase 140,000 shares of Aviragen common stock granted to non-employee directors in May 2017.

Additionally, certain of Vaxart’s directors and executive officers are expected to become directors and executive officers of the combined company upon the closing of the merger. Specifically, Wouter W. Latour, M.D. and Sean N. Tucker, Ph.D., both of whom are currently executive officers of Vaxart, are expected to become executive officers of the combined company upon the closing of the merger, with Dr. Latour serving as the President and Chief Executive Officer and Dr. Tucker serving as the Chief Scientific Officer of the combined company. Additionally, Dr. Latour who is a current director of Vaxart, will be designated to serve on the combined company’s board of directors following the closing of the merger.

In addition, certain of Vaxart's executive officers and directors and affiliates of Vaxart's directors currently hold shares of Vaxart common stock and preferred stock. Affiliates of certain Vaxart directors and certain executive officers of Vaxart will convert their unsecured subordinated convertible promissory notes into shares of Vaxart common stock prior to the closing of the merger pursuant to the note purchase agreement. For more information, please see the section titled "The Merger—Interests of the Vaxart Directors and Executive Officers in the Merger."

The market price of the combined company’s common stock following the merger may decline as a result of the merger.

The market price of the combined company’s common stock may decline as a result of the merger for a number of reasons including if:

●	investors react negatively to the prospects of the combined company’s business and prospects from the merger;

●	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

●	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

Aviragen and Vaxart stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, Aviragen and Vaxart securityholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger.

During the pendency of the merger, Aviragen and Vaxart may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Aviragen and Vaxart to make acquisitions, subject, in the case of Aviragen, to certain exceptions relating to fiduciary duties, or complete other transactions that are not in the ordinary course of business pending the closing of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third-party, subject to, in the case of Aviragen, certain exceptions. Any such transactions could be favorable to such party’s stockholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Aviragen and Vaxart from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except, with respect to Aviragen, in certain circumstances where the Aviragen board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited alternative takeover proposal constitutes or is reasonably likely to result in a superior takeover proposal. In addition, if Aviragen or Vaxart terminate the Merger Agreement under certain circumstances, including terminating because of a decision of a board of directors to recommend an alternative proposal, Aviragen would be required to pay a termination fee of $1.95 million to the other party. These termination fees and reimbursement obligations may Merger Agreement described above may discourage third parties from submitting alternative takeover proposals to Aviragen and its stockholders, and may cause the Aviragen board of directors to be less inclined to recommend an alternative proposal.

The lack of a public market for Vaxart shares makes it difficult to determine the fair market value of the Vaxart shares, and Vaxart stockholders may receive consideration in the merger that is less than the fair market value of the Vaxart shares and/or Aviragen may pay more than the fair market value of the Vaxart shares.

Vaxart is privately held and its capital stock is not traded in any public market. The lack of a public market makes it extremely difficult to determine Vaxart’s fair market value. Because the percentage of Aviragen equity to be issued to Vaxart stockholders was determined based on negotiations between the parties, it is possible that the value of the Aviragen common stock to be received by Vaxart stockholders will be less than the fair market value of Vaxart, or Aviragen may pay more than the aggregate fair market value for Vaxart.

Risks Related to Aviragen

Investing in Aviragen common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information contained in this proxy statement/prospectus/information statement and in the other periodic and current reports and other documents it files with the SEC, before deciding to invest in its common stock. If any of the following risks materialize, Aviragen’s business, financial condition, results of operation and future prospects will likely be materially and adversely affected. In that event, the market price of its common stock could decline and you could lose all or part of your investment.

Aviragen Risks Related to the Merger

If the merger is not completed, Aviragen may be unsuccessful in completing an alternative transaction on terms that are as favorable as the terms of the proposed transaction with Vaxart, or at all, and Aviragen may be unable to reestablish an operating business. The Aviragen board of directors may decide to pursue a dissolution and liquidation of Aviragen. In such an event, the amount of cash available for distribution to Aviragen’s stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

To date, Aviragen’s current assets consist primarily of cash, cash equivalents and marketable securities, Aviragen’s clinical assets, potential royalty streams from Relenza® and Inavir®, Aviragen’s listing on the Nasdaq Capital Market and the Merger Agreement with Vaxart. While Aviragen has entered into the Merger Agreement with Vaxart, the closing of the merger with Vaxart may be delayed or may not occur at all and there can be no assurance that the merger will deliver the anticipated benefits Aviragen expects or enhance shareholder value. If Aviragen is unable to consummate the merger with Vaxart, the Aviragen board of directors may elect to pursue an alternative strategy, one of which may be a strategic transaction similar to the proposed merger with Vaxart. Attempting to complete an alternative transaction will be costly and time consuming, and Aviragen can make no assurances that such an alternative transaction would occur at all. Alternatively, the Aviragen board of directors may elect to continue operations to complete Aviragen’s Phase 2 clinical trial of BTA074 or decide to pursue a dissolution and liquidation of the company. In such an event, the amount of cash available for distribution to Aviragen’s stockholders will depend heavily on the timing of such decision, as with the passage of time the amount of cash available for distribution will be reduced as Aviragen continues to fund its operations. In addition, if the Aviragen board of directors was to approve and recommend, and Aviragen’s stockholders were to approve, a dissolution and liquidation of the company, Aviragen would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to Aviragen’s stockholders. Aviragen’s commitments and contingent liabilities may include severance obligations, regulatory and clinical obligations remaining under Aviragen’s clinical trials and fees and expenses related to the merger. As a result of this requirement, a portion of Aviragen’s assets may need to be reserved pending the resolution of such obligations. In addition, Aviragen may be subject to litigation or other claims related to a dissolution and liquidation. If a dissolution and liquidation were pursued, the Aviragen board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Aviragen common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of the company.

Failure to obtain stockholder approval for the proposed reverse stock split may result in the combined company being unable to obtain compliance with minimum bid price requirements for an initial listing on the Nasdaq Global Market and may result in Aviragen common stock being delisted from the Nasdaq Capital Market.

Aviragen is required pursuant to the terms of the Merger Agreement to submit to its stockholders a proposal to approve an amendment to its certificate of incorporation to authorize the Aviragen board of directors to effect a reverse stock split of all outstanding shares of its common stock. If the Reverse Stock Split Proposal is not approved by Aviragen’s stockholders, the combined company will likely not be able to obtain compliance with the minimum bid price requirement for an initial listing on Nasdaq Global Market and, as a consequence, Nasdaq will immediately provide the combined company with written notification that the combined company’s common stock will be delisted.

Upon receipt of such delisting letter, the combined company will appeal the determination to the Nasdaq hearings panel, or the Hearing Panel. In addition, the board of directors of the combined company will immediately call for a second special meeting of the stockholders following the closing of the merger and request the stockholders of the combined company to approve a reverse stock split that will allow the combined company to remain in compliance with Nasdaq listing requirements. If the second special meeting has not been held before the occurrence of a hearing before the Hearing Panel, the combined company will be required to provide a plan to attain compliance. If the combined company has not regained compliance with Nasdaq listing requirements prior to such hearing, and the Hearing Panel decides to continue with delisting of the combined company, the Hearing Panel’s decision may be appealed to the Nasdaq Listing and Hearing Review Council but such appeal would not stay the delisting process.

The issuance of shares of Aviragen common stock to Vaxart stockholders in the merger will dilute substantially the voting power of Aviragen’s current stockholders.

If the merger is completed, each outstanding share of Vaxart common stock will be converted into the right to receive a number of shares of Aviragen common stock equal to the Exchange Ratio determined pursuant to the Merger Agreement. Immediately following the merger, Aviragen securityholders are expected to own approximately 40% of the outstanding capital stock of the combined company on a fully diluted basis, and Vaxart securityholders are expected to own approximately 60% of the outstanding capital stock of the combined company on a fully diluted basis. Accordingly, the issuance of shares of Aviragen common stock to Vaxart stockholders in the merger will reduce significantly the relative voting power of each share of Aviragen common stock held by Aviragen’s current securityholders. Consequently, Aviragen securityholders as a group will have significantly less influence over the management and policies of the combined company after the merger than prior to the merger.

If the combined company after the merger is unable to realize the strategic and financial benefits currently anticipated from the merger, the Aviragen stockholders and the Vaxart stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving the expected commensurate benefit, or receiving only part of the commensurate benefit to the extent the combined company is able to realize only part of the expected strategic and financial benefits currently anticipated from the merger.

The pendency of the merger could have an adverse effect on the trading price of Aviragen common stock and Aviragen’s business, financial condition, results of operations or business prospects.

While there have been no significant adverse effects to date, the pendency of the merger could disrupt Aviragen’s businesses in the following ways, including:

●	the attention of Aviragen’s management may be directed toward the closing of the merger and related matters and may be diverted from the day-to-day business operations; and

●	third parties may seek to terminate or renegotiate their relationships with Aviragen as a result of the merger, whether pursuant to the terms of their existing agreements with Aviragen or otherwise.

Should they occur, any of these matters could adversely affect the trading price of Aviragen common stock or harm Aviragen’s financial condition, results of operations or business prospects.

Aviragen is substantially dependent on Aviragen’s remaining employees to facilitate the consummation of a strategic transaction.

On October 27, 2017, Aviragen reduced its workforce by six to a total of 10 full-time employees. Aviragen’s ability to successfully complete a strategic transaction depends in large part on Aviragen’s ability to retain certain of its remaining personnel. Despite Aviragen’s efforts to retain these employees, one or more may terminate their employment with Aviragen on short notice. The loss of the services of any of these employees could potentially harm Aviragen’s ability to consummate the merger, to run Aviragen’s day-to-day operations, as well as fulfill Aviragen’s reporting obligations as a public company.

There is no assurance that the proposed merger will be completed in a timely manner or at all. If the merger is not consummated, Aviragen’s business could suffer materially and its stock price could decline.

The closing of the proposed merger is subject to a number of closing conditions, including the approval by Aviragen’s stockholders of the issuance of shares of Aviragen common stock pursuant to the Merger Agreement and other customary closing conditions. If the conditions are not satisfied or waived, the merger will not occur or will be delayed.

If the proposed merger is not consummated, Aviragen may be subject to a number of material risks, and Aviragen’s business and stock price could be adversely affected, as follows:

●	Aviragen has incurred and expects to continue to incur significant expenses related to the proposed merger even if the merger is not consummated;

●	Aviragen could be obligated to pay Vaxart a termination fee of up to $1.95 million under certain circumstances pursuant to the Merger Agreement;

●	the market price of Aviragen common stock may decline to the extent that the current market price reflects a market assumption that the proposed merger will be completed; and

●	Aviragen may not be able to pursue an alternate merger transaction if the proposed merger with Vaxart is not completed.

Risks Related to Aviragen’s Business

Aviragen’s success depends largely upon Aviragen’s ability to advance its product candidates through the various stages of drug development. If Aviragen is unable to successfully advance or develop its product candidates, its business will be materially harmed.

Even though Aviragen generates royalty revenue from its two commercialized influenza products, all of its remaining product candidates are in early stages of development and their commercial viability remains subject to the successful outcome of future preclinical studies, clinical trials, manufacturing processes, regulatory approvals and the risks generally inherent in the development of pharmaceutical product candidates. Failure to advance the development of one or more of Aviragen’s product candidates may have a material adverse effect on Aviragen’s business. The long-term success of Aviragen’s business ultimately depends upon Aviragen’s ability to advance the development of its product candidates through preclinical studies and clinical trials, appropriately formulate and consistently manufacture them in accordance with strict specifications and regulations, obtain approval of Aviragen’s product candidates for sale by the FDA or similar regulatory authorities in other countries, and ultimately have its product candidates successfully commercialized by Aviragen or a strategic partner or licensee. Aviragen cannot assure you that the results of its ongoing or future research, preclinical studies or clinical trials will support or justify the continued development of Aviragen’s product candidates, or that Aviragen will ultimately receive approval from the FDA, or similar regulatory authorities in other countries, to advance the development of its product candidates.

Aviragen’s product candidates must satisfy rigorous regulatory standards of safety, efficacy and manufacturing before Aviragen can advance or complete their development and before they can be approved for sale by the FDA or similar regulatory authorities in other countries. To satisfy these standards, Aviragen must engage in expensive and lengthy studies and clinical trials, develop acceptable and cost effective manufacturing processes, and obtain regulatory approval of Aviragen’s product candidates. Despite these efforts, Aviragen’s product candidates may not:

●

demonstrate clinically meaningful therapeutic or other medical benefits as compared to a patient receiving no treatment or over existing drugs or other product candidates in development to treat the same patient population;

●	be shown to be safe and effective in future preclinical studies or clinical trials;

●	have the desired therapeutic or medical effects;

●	be tolerable or free from undesirable or unexpected side effects;

●	meet applicable regulatory standards;

●	be capable of being appropriately formulated and manufactured in commercially suitable quantities or scale and at an acceptable cost; or

●	be successfully commercialized by Aviragen or by its licensees or collaborators.

Even if Aviragen demonstrates favorable results in preclinical studies and early-stage clinical trials, it cannot assure you that the results of late-stage clinical trials will be sufficient to support the continued development of Aviragen’s product candidates. Many, if not most, companies in the pharmaceutical and biopharmaceutical industries have experienced significant delays, setbacks and failures in all stages of development, including late-stage clinical trials, even after achieving promising results in preclinical testing or early-stage clinical trials. Accordingly, results from completed preclinical studies and early-stage clinical trials of Aviragen’s product candidates may not be predictive of the results Aviragen may obtain in future late-stage trials. Furthermore, even if the data collected from preclinical studies and clinical trials involving any of Aviragen’s product candidates demonstrate a satisfactory safety, tolerability and efficacy profile, such results may not be sufficient to obtain regulatory approval from the FDA in the United States, or other similar regulatory agencies in other jurisdictions, which is required to market and sell the product.

Clinical trials are risky, lengthy and expensive. Aviragen incurs substantial expense for, and devotes significant time and resources to, preclinical testing and clinical trials, yet cannot be certain that these tests and trials will demonstrate that a product candidate is effective and well-tolerated, or will ever support its approval and commercial sale. For example, clinical trials require adequate supplies of clinical trial material and sufficient patient enrollment to power the study. Delays in patient enrollment can result in increased costs and longer development times. Even if Aviragen, or a licensee or collaborator, if applicable, successfully complete clinical trials for Aviragen’s product candidates, Aviragen or they might not file the required regulatory submissions in a timely manner and may not receive marketing approval for the product candidate. Aviragen cannot assure you that any of its product candidates will successfully progress further through the drug development process, or ultimately will result in an approved and commercially viable product.

If the actual or perceived therapeutic benefits, or the safety or tolerability profile of any of Aviragen’s product candidates are not equal to or superior to other competing treatments approved for sale or in clinical development, Aviragen may terminate the development of any of its product candidates at any time, and Aviragen’s business prospects and potential profitability could be harmed.

Aviragen is aware of a number of companies marketing or developing various classes of anti-infective product candidates or products for the treatment of patients infected with HPV, HRV, and RSV that are either approved for sale or further advanced in clinical development than Aviragen’s, such that their time to approval and commercialization may be shorter than that for Aviragen’s product candidates.

Currently, there no approved HPV-specific direct acting anti-viral drugs to treat genital warts. Treatments for genital warts can be divided broadly into two categories: provider-administered ablative/cytodestructive therapies (including cryotherapy, laser ablation, and trichloroacetic acid) and patient-administered topical therapies such as podophyllotoxin (Condylox®; Actavis), sinecatechins (Veregen®; Fougera Pharmaceuticals, Inc.), and imiquimod (Zyclara®, Aldara®; Valeant). Aviragen is aware that there are compounds under clinical development to treat genital warts, including Novan’s SB206 and Cassiopea’s CB-06-02. Aviragen anticipates that BTA074, if successfully developed, would directly compete with the patient-applied topical treatments for genital warts. Aviragen believes that key differentiating features of BTA074 could be its mechanism of action, favorable local skin tolerability, efficacy, and lower reoccurrence rate. Three prophylactic vaccines, primarily designed to prevent cervical, vulvar, vaginal, and anal cancers, are currently marketed: a bivalent HPV16/18 vaccine (Cervarix®; GSK), quadrivalent HPV16/18/6/11 (Gardasil®; Merck) and the 9-valent HPV 6/11/16/18/33/52/58 (Gardasil®9; Merck). Gardasil® 9 is indicated for females aged 9 through 26 and males aged 9 through 15, to prevent various HPV related cancers and genital warts in both sexes. Gardasil®, Gardasil® 9, and Cervarix® are not known to exhibit a therapeutic effect on existing HPV lesions.

Currently, there are no approved direct-acting antiviral drugs to treat HRV infections. However, if ever approved, Aviragen’s vapendavir product candidate would indirectly compete with drugs approved to reduce the incidence of exacerbations or improve lung function in patients with asthma and COPD, such as fluticasone propionate (Advair®), tiotoprium bromide (Spiriva®), fluticasone furoate/vilanterol (Breo Ellipta®), and roflumilast (Daliresp®). In addition to these approved drugs, there are compounds at the clinical development stage that if successfully developed for the treatment of HRV infections could compete with vapendavir in the future.

Effective treatments of RSV infections in pediatrics, the elderly, and the immunocompromised are very limited. Currently, only Virazole® (ribavirin) is indicated for the treatment of hospitalized infants and young children with severe lower respiratory tract infections due to RSV. Aviragen is aware that the following compounds are under development to treat RSV infections: Gilead’s presatovir, Johnson & Johnson’s JJ-53718678 (ALS-8176), Ablynx’s ALX-0171 and Ark Biosciences’ AK0529. The only approved drug for the prevention of RSV infections in high risk infants is MedImmune’s palivizumab (Synagis®), a monoclonal antibody. There are several vaccines and antibody products designed to prevent RSV infections in clinical development. Among the clinical stage product candidates in development are Novavax’s RSV F vaccine, GSK’s GSK3003898A vaccine, GSK’s GSK3389245A vaccine, Bavarian Nordic’s BN® RSV vaccine, MedImmune’s MEDI ÄM2-2 vaccine and MedImmune’s monoclonal antibody MEDI8897.

If at any time Aviragen believes that any of Aviragen’s product candidates may not provide meaningful or differentiated therapeutic benefits, perceived or real, equal to or better than its competitor’s products or product candidates, or Aviragen believes that its product candidates may not have as favorable a safety or tolerability profile as potentially competitive compounds, Aviragen may delay or terminate the future development of any of its product candidates. Aviragen cannot provide any assurance that the future development of any of Aviragen’s product candidates will demonstrate any meaningful therapeutic benefits over potentially competitive compounds currently approved for sale or in development, or an acceptable safety or tolerability profile sufficient to justify its continued development.

Aviragen’s product candidates may exhibit undesirable side effects when used alone or in combination with other approved pharmaceutical products, which may delay or preclude their development or regulatory approval, or limit their use if ever approved.

Throughout the drug development process, Aviragen must continually demonstrate the activity, safety and tolerability of its product candidates in order to obtain regulatory approval to further advance their clinical development, or to eventually market them. Even if Aviragen’s product candidates demonstrate adequate biologic activity and clear clinical benefit, any unacceptable side effects or adverse events, when administered alone or in the presence of other pharmaceutical products, may outweigh these potential benefits. Aviragen may observe adverse or serious adverse events or drug-drug interactions in preclinical studies or clinical trials of Aviragen’s product candidates, which could result in the delay or termination of their development, prevent regulatory approval, or limit their market acceptance if they are ultimately approved.

If the results from preclinical studies or clinical trials of Aviragen’s product candidates, including those that are subject to existing or future license or collaboration agreements, are unfavorable, Aviragen could be delayed or precluded from the further development or commercialization of its product candidates, which could materially harm Aviragen’s business.

In order to further advance the development of, and ultimately receive marketing approval to sell Aviragen’s product candidates, Aviragen must conduct extensive preclinical studies and clinical trials to demonstrate their safety and efficacy to the satisfaction of the FDA or similar regulatory authorities in other countries, as the case may be. Preclinical studies and clinical trials are expensive, complex, can take many years to complete, and have highly uncertain outcomes. Delays, setbacks, or failures can and do occur at any time, and in any phase of preclinical or clinical testing, and can result from concerns about safety, tolerability, toxicity, a lack of demonstrated biologic activity or improved efficacy over similar products that have been approved for sale or are in more advanced stages of development, poor study or trial design, and issues related to the formulation or manufacturing process of the materials used to conduct the trials. The results of prior preclinical studies or early-stage clinical trials are not predictive of the results Aviragen may observe in late-stage clinical trials. In many cases, product candidates in clinical development may fail to show the desired tolerability, safety and efficacy characteristics, despite having favorably demonstrated such characteristics in preclinical studies or early-stage clinical trials.

In addition, Aviragen may experience numerous unforeseen events during, or as a result of, preclinical studies and the clinical trial process, which could delay or impede Aviragen’s ability to advance the development of, receive marketing approval for, or commercialize its product candidates, including, but not limited to:

●

communications with the FDA, or similar regulatory authorities in different countries, regarding the scope or design of a trial or trials, or placing the development of a product candidate on clinical hold or delaying the next phase of development until questions or issues are satisfactorily resolved, including performing additional studies to answer their queries;

●	regulatory authorities or institutional review boards, or IRBs, not authorizing Aviragen to commence or conduct a clinical trial at a prospective trial site;

●

enrollment in Aviragen’s clinical trials being delayed, or proceeding at a slower pace than Aviragen expected, because Aviragen has difficulty recruiting participants or participants drop out of Aviragen’s clinical trials at a higher rate than Aviragen anticipated;

●

Aviragen’s third-party contractors, upon whom Aviragen relies to conduct preclinical studies, clinical trials and the manufacturing of Aviragen’s clinical trial materials, failing to comply with regulatory requirements or meet their contractual obligations to Aviragen in a timely manner;

●	having to suspend or ultimately terminate a clinical trial if participants are being exposed to unacceptable health or safety risks;

●

regulatory authorities or IRBs requiring that Aviragen hold, suspend or terminate its preclinical studies and clinical trials for various reasons, including non-compliance with regulatory requirements; and

●	the supply or quality of material necessary to conduct Aviragen’s preclinical studies or clinical trials being insufficient, inadequate or unavailable.

Even if the data collected from preclinical studies or clinical trials involving Aviragen’s product candidates demonstrate a satisfactory tolerability, safety and efficacy profile, such results may not be sufficient to support the submission of an NDA to obtain regulatory approval from the FDA in the United States, or other similar regulatory authorities in other foreign jurisdictions, which is required for Aviragen to market and sell its product candidates.

If the FDA does not agree to lift the clinical hold on BTA585, it is unlikely that Aviragen will be able to continue its development.

In May 2016, during the conduct of the Phase 2a RSV challenge trial, Aviragen announced a voluntary delay in enrollment due to the receipt of a lab result from one subject showing an increase of a cardiac enzyme level coupled with transient ECG changes, which led to a hospitalization of less than 24 hours for observation and assessment. The subject's ECGs normalized in the clinic prior to hospitalization and the cardiac enzyme levels returned to baseline shortly thereafter. Furthermore, a cardiac MRI was normal with no evidence of functional deficit or ongoing cardiac condition. After a review of the subject’s data, the MHRA agreed to allow enrollment to resume in order to complete the higher dose level cohort. Aviragen also reported that subsequent to the submission of the requisite safety report of this event to the FDA, Aviragen received communication from the FDA that the investigational new drug application, or IND, for BTA585 has been placed on clinical hold for future studies conducted in the United States under the IND. In the first half of 2017, Aviragen completed the requested non-clinical studies requested by the FDA to support a response to the clinical hold, but has subsequently put all activities related to the BTA585 program on hold during the pendency of Aviragen’s review of strategic alternatives. If the FDA does not agree to lift the clinical hold on BTA585, the viability of BTA585 as a commercial product is subject to doubt, and it would be unlikely that Aviragen would continue the development of BTA585.

If third-party contract manufacturers, upon whom Aviragen relies to formulate and manufacture Aviragen’s product candidates, do not perform, fail to manufacture according to Aviragen’s specifications, or fail to comply with strict government regulations, Aviragen’s preclinical studies or clinical trials could be adversely affected and the development of Aviragen’s product candidates could be delayed or terminated, or Aviragen could incur significant additional expenses.

Aviragen does not currently own any manufacturing facilities. Aviragen has historically used third-party contract manufacturers and Aviragen intends to continue to rely on third-party contractors for the foreseeable future to formulate, manufacture, fill and package Aviragen’s product candidates. Aviragen’s reliance on these third-party contract manufacturers, which in some cases are sole sourced, exposes Aviragen to a number of risks, any of which could delay or prevent the completion of Aviragen’s preclinical studies or clinical trials, or the regulatory approval or commercialization of Aviragen’s product candidates, result in higher costs or deprive Aviragen of potential product revenues in the future. Some of these risks include, but are not limited to:

●	Aviragen’s contract manufacturers failing to develop an acceptable formulation to support late-stage clinical trials for, or the commercialization of, Aviragen’s product candidates;

●

Aviragen’s contract manufacturers failing to manufacture its product candidates according to their own standards, Aviragen’s specifications, current good manufacturing practices, or cGMP, or regulatory guidelines, or otherwise manufacturing material that Aviragen or regulatory authorities deem to be unsuitable for Aviragen’s clinical trials or commercial use;

●

Aviragen’s contract manufacturers being unable to increase the scale of or the capacity for, or reformulate the form of Aviragen’s product candidates, which may cause Aviragen to experience a shortage in supply, or cause the cost to manufacture Aviragen’s product candidates to increase. Aviragen cannot assure you that Aviragen’s contract manufacturers will be able to manufacture Aviragen’s product candidates at a suitable commercial scale, or that Aviragen will be able to find alternative manufacturers acceptable to Aviragen that can do so;

●	Aviragen’s contract manufacturers placing a priority on the manufacture of other customers’ or their own products, rather than Aviragen’s products;

●	Aviragen’s contract manufacturers failing to perform as agreed or exiting from the contract manufacturing business; and

●	Aviragen’s contract manufacturers’ plants being closed as a result of regulatory sanctions or a natural disaster.

Manufacturers of pharmaceutical drug products are subject to ongoing periodic inspections by the FDA, the U.S. Drug Enforcement Administration, or DEA, and corresponding state and other foreign agencies to ensure strict compliance with FDA-mandated cGMPs, other government regulations and corresponding foreign standards. Aviragen does not have control over Aviragen’s third-party contract manufacturers’ compliance with these regulations and standards and accordingly, failure by Aviragen’s third-party manufacturers, or Aviragen, to comply with applicable regulations could result in sanctions being imposed on Aviragen or the manufacturers, which could significantly and adversely affect Aviragen’s business.

In the event that Aviragen needs to change its third-party contract manufacturers, its preclinical studies or its clinical trials, the commercialization of its product candidates could be delayed, adversely affected or terminated, or such a change may result in the need for Aviragen to incur significantly higher costs, which could materially harm Aviragen’s business.

Due to various regulatory restrictions in the United States and many other countries, as well as potential capacity constraints on manufacturing that occur from time-to-time in Aviragen’s industry, various steps in the manufacture of Aviragen’s product candidates are sole-sourced to certain contract manufacturers. In accordance with cGMPs, changing manufacturers may require the re-validation of manufacturing processes and procedures, and may require further preclinical studies or clinical trials to show comparability between the materials produced by different manufacturers. Changing Aviragen’s current or future contract manufacturers may be difficult, if not impossible for Aviragen, and could be extremely costly if Aviragen does make such a change, which could result in Aviragen’s inability to manufacture its product candidates for an extended period of time and a delay in the development of its product candidates. Further, in order to maintain its development timelines in the event of a change in a third-party contract manufacturer, Aviragen may incur significantly higher costs to manufacture its product candidates.

If third-party vendors, upon whom Aviragen relies to conduct its preclinical studies or clinical trials, do not perform or fail to comply with strict regulations, these studies or trials may be delayed, terminated, or fail, or Aviragen could incur significant additional expenses, which could materially harm its business.

Aviragen has limited resources dedicated to designing, conducting and managing Aviragen’s preclinical studies and clinical trials. Aviragen has historically relied on, and intends to continue to rely on, third parties, including clinical research organizations, consultants and principal investigators, to assist it in designing, managing, conducting, monitoring and analyzing the data from its preclinical studies and clinical trials. Aviragen relies on these vendors and individuals to perform many facets of the clinical development process on its behalf, including conducting preclinical studies, the recruitment of sites and patients for participation in Aviragen’s clinical trials, maintenance of good relations with the clinical sites, and ensuring that these sites are conducting Aviragen’s trials in compliance with the trial protocol and applicable regulations. If these third parties fail to perform satisfactorily, or do not adequately fulfill their obligations under the terms of Aviragen’s agreements with them, Aviragen may not be able to enter into alternative arrangements without undue delay or additional expenditures, and therefore the preclinical studies and clinical trials of Aviragen’s product candidates may be delayed or prove unsuccessful.

Further, the FDA, or similar regulatory authorities in other countries, may inspect some of the clinical sites participating in Aviragen’s clinical trials or Aviragen’s third-party vendors’ sites to determine if Aviragen’s clinical trials are being conducted according to GCP or similar regulations. If Aviragen or a regulatory authority determine that Aviragen’s third-party vendors are not in compliance with, or have not conducted Aviragen’s clinical trials according to applicable regulations, Aviragen may be forced to exclude certain data from the results of the trial, or delay, repeat or terminate such clinical trials.

Aviragen has a limited capacity for managing clinical trials, which could delay or impair Aviragen’s ability to initiate or complete clinical trials of Aviragen’s product candidates on a timely basis and materially harm Aviragen’s business.

Aviragen has a limited capacity to recruit and manage all of the clinical trials necessary to obtain approval for Aviragen’s product candidates by the FDA or similar regulatory authorities in other countries. By contrast, larger pharmaceutical and biopharmaceutical companies often have substantial staff or departments with extensive experience in conducting clinical trials with multiple product candidates across multiple indications and obtaining regulatory approval in various countries. In addition, these companies may have greater financial resources to compete for the same clinical investigators, sites and patients that Aviragen is attempting to recruit for its clinical trials. As a result, Aviragen may be at a competitive disadvantage that could delay the initiation, recruitment, timing and completion of Aviragen’s clinical trials and obtaining of marketing approvals, if achieved at all, for Aviragen’s product candidates.

If Aviragen is unable to attract or retain key employees, advisors or consultants, Aviragen may be unable to successfully develop its product candidates in a timely manner, if at all, or otherwise manage its business effectively.

Aviragen has increasingly adopted an operating model that relies on the outsourcing of a number of key responsibilities and activities to third-party vendors, such as contract research and manufacturing organizations, in order to advance the development of Aviragen’s product candidates. Therefore, Aviragen’s success depends in part on its ability to retain highly qualified key management, personnel to develop, implement and execute its business strategy and operations, and oversee the activities of its vendors, as well as any academic and corporate advisors or consultants that may assist it in this regard. Aviragen is currently highly dependent upon the efforts of its small management team to accomplish this. In order to advance the development of Aviragen’s product candidates, Aviragen needs to retain and be able to recruit certain key personnel, consultants or advisors with experience in a number of disciplines, including but not limited to, research and development, product development, clinical trials, medical affairs, government regulation approval of pharmaceutical products, quality control and assurance, formulation and manufacturing, business development, accounting, finance, human resources and information systems. Aviragen may not be able to continue to do so in the future on acceptable terms, if at all. If Aviragen loses any key personnel, or is unable to retain qualified key personnel, directors, advisors or consultants, the development of Aviragen’s product candidates could be delayed or terminated and Aviragen’s business may be harmed.

Aviragen’s industry is highly competitive and subject to rapid technological changes. As a result, Aviragen may be unable to compete successfully or develop innovative or differentiated products, which could harm its business.

Aviragen’s industry is highly competitive and characterized by rapid technological change. Key competitive factors in Aviragen’s industry include, among others, the ability to successfully advance the development of a product candidate through preclinical and clinical trials; the efficacy, toxicology, tolerability, safety, resistance or cross-resistance, interaction or dosing profile of a product or product candidate; the timing and scope of marketing approvals, if ever achieved; reimbursement rates for and the average selling price of competing products and pharmaceutical products in general; the availability of raw materials and qualified contract manufacturing and manufacturing capacity to produce Aviragen’s product candidates; relative manufacturing costs; establishing, maintaining and protecting Aviragen’s intellectual property and patent rights; and sales and marketing capabilities.

Developing pharmaceutical product candidates is a highly competitive, expensive and risky activity with a long business cycle. Many organizations, including the large pharmaceutical and biopharmaceutical companies that have existing products on the market or in clinical development that may compete with Aviragen’s product candidates, have substantially more resources than Aviragen has, as well as much greater capabilities and experience than Aviragen has in research and discovery, designing and conducting preclinical studies and clinical trials, operating in a highly regulated environment, formulating and manufacturing drug substances, products and devices, and marketing and sales. Aviragen’s competitors may be more successful than Aviragen is in obtaining regulatory approvals for their product candidates and achieving broad market acceptance once they are approved. Aviragen’s competitors’ products or product candidates may be more effective, have fewer adverse effects, be more convenient to administer, have a more favorable resistance profile, or be more effectively marketed and sold than any product Aviragen, or Aviragen’s potential future licensees or collaborators, may develop or commercialize. New drugs or classes of drugs from competitors may render Aviragen’s product candidates obsolete or non-competitive before Aviragen is able to successfully develop them or, if approved, before Aviragen can recover the expenses of developing and commercializing them. Aviragen anticipates that it or its potential future licensees or collaborators will face intense and increasing competition as new drugs and drug classes enter the market and advanced technologies or new drug targets become available. If Aviragen’s product candidates do not demonstrate any meaningful competitive advantages over existing products, or new products or product candidates, Aviragen may terminate the development or commercialization of its product candidates at any time.

These competitors, either alone or with their collaborators, may succeed in developing product candidates or products that are more effective, safer, less expensive or easier to administer than Aviragen’s. Accordingly, Aviragen’s competitors may succeed in obtaining regulatory approval for their product candidates more rapidly than Aviragen can. Companies that can complete clinical trials, obtain required marketing approvals and commercialize their products before their competitors do so may achieve a significant competitive advantage, including certain patent and marketing exclusivity rights that could delay the ability of competitors to market certain products.

Aviragen also faces, and expects that it will continue to face, intense competition from other companies in a number of other areas, including (i) attracting larger pharmaceutical and biopharmaceutical companies to enter into collaborative arrangements with Aviragen to acquire, license or co-develop Aviragen’s product candidates, (ii) identifying and obtaining additional clinical-stage development programs to bolster its pipeline, (iii) attracting investigators and clinical sites capable of conducting its clinical trials, and (iv) recruiting patients to participate in its clinical trials. Aviragen cannot assure you that product candidates resulting from Aviragen’s research and development efforts, or from joint efforts with Aviragen’s potential future licensees or collaborators, will be able to compete successfully with Aviragen’s competitors’ existing products or product candidates in development.

Aviragen may be unable to successfully develop a product candidate that is the subject of an existing or future license agreement or collaboration if Aviragen’s licensee or collaborator does not perform or fulfill its contractual obligations, delays the development of Aviragen’s product candidate, or terminates the agreement.

Aviragen expects to continue to enter into and rely on license and collaboration agreements in the future, or other similar business arrangements with third parties, to further develop and/or commercialize some or all of Aviragen’s existing and future product candidates. Such licensees or collaborators may not perform as agreed upon or anticipated, may fail to comply with strict regulations, or may elect to delay or terminate their efforts in developing or commercializing Aviragen’s product candidates even though Aviragen has not met its obligations under the arrangement.

A majority of the potential revenue from existing and any future licenses and collaborations Aviragen may enter into will likely consist of contingent milestone payments, such as payments received for achieving development or regulatory milestones, and royalties payable on the sales of approved products. Milestone and royalty revenues that Aviragen may receive under these licenses and collaborations will depend primarily upon Aviragen’s licensee’s or collaborator’s ability to successfully develop and commercialize Aviragen’s product candidates. In addition, Aviragen’s licensees or collaborators may decide to enter into arrangements with third parties to commercialize products developed under Aviragen’s existing or future collaborations using Aviragen’s technologies, which could reduce the milestone and royalty revenue that Aviragen may receive, if any. In many cases, Aviragen will not be directly or closely involved in the development or commercialization of Aviragen’s product candidates that are subject to licenses or collaborations and, accordingly, Aviragen will depend largely on its licensees or collaborators to develop or commercialize its product candidates. Aviragen’s licensees may encounter competition from new products entering the market, which could adversely affect Aviragen’s royalty income. Aviragen’s licensees or collaborators may fail to develop or effectively commercialize Aviragen’s product candidates because they:

●

do not allocate the necessary resources due to internal constraints, such as limited personnel with the requisite scientific expertise, limited capital resources, or the belief that other product candidates or internal programs may have a higher likelihood of obtaining regulatory approval, or may potentially generate a greater return on investment;

●	do not have sufficient resources necessary to fully support the product candidate through clinical development, regulatory approval and commercialization;

●	are unable to obtain the necessary regulatory approvals; or

●	prioritize other programs or otherwise diminish their support for developing and/or marketing Aviragen’s product candidate or product due to a change in management, business operations or strategy.

Should any of these events occur, Aviragen may not realize the full potential or intended benefit of its license or collaboration arrangements, and Aviragen’s results of operations may be adversely affected. In addition, a licensee or collaborator may decide to pursue the development of a competitive product candidate developed outside of Aviragen’s agreement with them. Conflicts may also arise if there is a dispute about the progress of, or other activities related to, the clinical development or commercialization of a product candidate, the achievement and payment of a milestone amount, the ownership of intellectual property that is developed during the course of the arrangement, or other license agreement terms. If a licensee or collaborator fails to develop or effectively commercialize Aviragen’s product candidates for any of these reasons, Aviragen may not be able to replace them with another third-party willing to develop and commercialize Aviragen’s product candidates under similar terms, if at all. Similarly, Aviragen may disagree with a licensee or collaborator as to which party owns newly or jointly-developed intellectual property. Should an agreement be revised or terminated as a result of a dispute and before Aviragen has realized the anticipated benefits of the arrangement, Aviragen may not be able to obtain certain development support or revenues that Aviragen anticipated receiving. Aviragen may also be unable to obtain, on terms acceptable to it, a license from such collaboration partner to any of its intellectual property that may be necessary or useful for Aviragen to continue to develop and commercialize the product candidate. Aviragen cannot assure you that any product candidates will emerge from any existing or future license or collaboration agreements Aviragen may enter into for any of its product candidates.

Risks Related to Commercial Matters

Aviragen has a history of incurring net losses and it may never achieve profitability.

Aviragen has a history of incurring net losses, some of which have been significant. Aviragen expects to incur additional net losses in the near-term, and these losses would likely increase as Aviragen’s research and development efforts progress to later stage activities. To become profitable, Aviragen, or its licensees or collaborators if applicable, must successfully manufacture and develop product candidates, receive regulatory approval, successfully commercialize and/or enter into profitable agreements with other parties and maintain existing and/or obtain additional intellectual property rights. It could be several years, if ever, before Aviragen receives significant revenues from any future license agreements or revenues directly from the sale of any of Aviragen’s product candidates.

Royalty revenues from Relenza® and Inavir® are unpredictable and subject to the seasonal incidence and severity of influenza, which could adversely affect Aviragen’s results of operations and financial condition.

Aviragen currently earns royalty revenue from the net sales of Relenza® and Inavir®, which are marketed by its licensees. Although the royalty rates paid to Aviragen by its licensees are fixed at a proportion of the licensees’ net sales of these products, Aviragen’s periodic and annual revenues from these royalties have historically been variable and subject to fluctuation based on the seasonal incidence and severity of influenza. In addition, returns of products to Aviragen’s licensees that were sold in prior years are taken into account in the calculation of net sales for purposes of determining the royalty revenue Aviragen receives and the amount of such returns are generally unpredictable. Aviragen’s licensees may encounter competition from new products entering the market, which could adversely affect Aviragen’s royalty income. In addition, most of Aviragen’s Relenza® patents have expired and the only substantial remaining intellectual property related to the Relenza® patent portfolio is scheduled to expire in July 2019 in Japan.  Further, Aviragen sold a portion of its Inavir® royalties to HealthCare Royalty Partners III, L.P., or HCRP, in April 2016.  Aviragen cannot predict with any certainty what its royalty revenues are likely to be in any given year.

If safety, tolerability, resistance, drug-drug interactions, or efficacy concerns should arise with Relenza® or Inavir®, Aviragen’s future royalty revenue may be reduced, which would adversely affect Aviragen’s financial condition and business.

Aviragen currently earns royalty revenue from Relenza® and Inavir®, which are marketed by its licensees. Data supporting the marketing approvals and forming the basis for the safety warnings in the product labels for these products were obtained in controlled clinical trials of limited duration in limited patient populations and, in some cases, from post-approval use. As these marketed products are used over longer periods of time and by more patients, some with underlying health problems or taking other medicines, new issues such as safety, tolerability, resistance or drug-drug interaction issues could arise, which may require Aviragen’s licensees to provide additional warnings or contraindications on their product labels, or otherwise narrow the approved indications. Further, additional information from ongoing research or clinical trials of these products that raise any doubts or concerns about their efficacy may arise. If serious safety, tolerability, resistance, drug-drug interaction, efficacy, or any other concerns or issues arise with respect to these marketed products, sales of these products could be impaired, limited or abandoned by Aviragen’s licensees or by regulatory authorities, in which case Aviragen’s royalty revenue would decrease.

If government and third-party payers fail to provide adequate reimbursement or coverage for Aviragen’s products or those that are developed through licenses or collaborations, Aviragen’s revenues and potential for profitability may be harmed.

In the United States and most foreign markets, product revenues or related royalty revenue, and therefore the inherent value of Aviragen’s products, will depend largely upon the reimbursement rates established by third-party payers for such products. Third-party payers include government health administration authorities, managed-care organizations, private health insurers and other similar organizations. Third-party payers are increasingly examining the cost effectiveness of medical products, services and pharmaceutical drugs and challenging the price of these products and services. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved pharmaceutical products. Further, the comparative effectiveness of new products over existing therapies and the assessment of other non-clinical outcomes are increasingly being considered in the decision by payers to establish reimbursement rates. Aviragen, or its licensees or collaborators if applicable, may also be required to conduct post-marketing clinical trials in order to demonstrate the cost-effectiveness of Aviragen’s products. Such studies may require Aviragen to commit a significant amount of management time and financial resources. Aviragen cannot assure you that any products Aviragen or its licensees or collaborators may successfully develop will be reimbursed in part, or at all, by any third-party payers in any country.

Many governments continue to propose legislation designed to expand the coverage, yet reduce the cost, of healthcare, including pharmaceutical products. In many foreign markets, governmental agencies control the pricing of prescription drugs. In the United States, significant changes in federal health care policy were approved over the past several years and continue to evolve, and will likely result in reduced reimbursement rates for many pharmaceutical products in the future. Aviragen expects that there will continue to be federal and state proposals to implement increased government control over reimbursement rates of pharmaceutical products. In addition, Aviragen expects that increasing emphasis on managed care and government intervention in the U.S. healthcare system will continue to put downward pressure on the pricing of pharmaceutical products there. Recent events have resulted in increased public and governmental scrutiny of the cost of drugs, especially in connection with price increases following companies’ acquisitions of the rights to certain drug products. In particular, U.S. federal prosecutors recently issued subpoenas to a pharmaceutical company seeking information about its drug pricing practices, among other issues, and members of the U.S. Congress have sought information from certain pharmaceutical companies relating to post-acquisition drug-price increases. Aviragen’s revenue and future profitability could be negatively affected if these inquiries were to result in legislative or regulatory proposals that limit Aviragen’s ability to increase the prices of Aviragen’s products that may be approved for sale in the future. Legislation and regulations affecting the pricing of pharmaceutical products may change before Aviragen’s product candidates are approved for sale, which could further limit or eliminate their reimbursement rates. Further, social and patient activist groups, whose goal it is to reduce the cost of healthcare, and in particular the price of pharmaceutical products, may also place downward pressure on the price of these products, which could result in decreased prices of Aviragen’s products.

If any product candidates that Aviragen develops independently, or through licensees or collaborators if applicable, are approved but do not gain meaningful acceptance in their intended markets, Aviragen is not likely to generate significant revenues.

Even if Aviragen’s product candidates are successfully developed and Aviragen or a licensee or collaborator obtains the requisite regulatory approvals to market them in the future, they may not gain market acceptance or broad utilization among physicians, patients or third-party payers. The degree of market acceptance that any of Aviragen’s products may achieve will depend on a number of factors, including:

●	the efficacy or perceived clinical benefit of the product, if any, relative to existing therapies;

●	the timing of market approval and the existing market for competitive drugs, including the presence of generic drugs;

●	the level of reimbursement provided by third-party payers to cover the cost of the product to patients;

●	the net cost of the product to the user or third-party payer;

●	the convenience and ease of administration of the product;

●	the product’s potential advantages over existing or alternative therapies;

●	the actual or perceived safety of similar classes of products;

●	the actual or perceived existence, incidence and severity of adverse effects;

●	the effectiveness of sales, marketing and distribution capabilities; and

●	the scope of the product label approved by the FDA or similar regulatory agencies in other jurisdictions.

There can be no assurance that physicians will choose to prescribe or administer Aviragen’s products, if approved, to the intended patient population. If Aviragen’s products do not achieve meaningful market acceptance, or if the market for Aviragen’s products proves to be smaller than anticipated, Aviragen may never generate significant revenues.

If Aviragen fails to enter into or maintain collaborations or other sales, marketing and distribution arrangements with third parties to commercialize Aviragen’s product candidates, or otherwise fails to establish marketing and sales capabilities in the future, Aviragen may not be able to successfully commercialize Aviragen’s products.

Aviragen currently has no infrastructure to support the commercialization of any of its product candidates, and has little, if any, experience in the commercialization of pharmaceutical products. Therefore, if Aviragen successfully develops any product candidate, and it is ultimately approved for sale, Aviragen’s future profitability will depend largely on Aviragen’s ability to access, arrange or develop suitable marketing and sales capabilities. Aviragen anticipates that it will need to establish relationships with other companies, through license, collaboration, commercialization or similar marketing and sales agreements, to successfully commercialize and market Aviragen’s product candidates in the United States and other countries around the world. To the extent that Aviragen enters into these types of agreements with other companies to sell, promote or market Aviragen’s products in the United States or abroad, Aviragen’s product revenues, which may be in the form of indirect revenue, a royalty, or a split of profits, may depend largely on the efforts of the other party, which may not be successful. In the event Aviragen decides to develop its own sales force and marketing capabilities, this may result in Aviragen incurring significant upfront costs to do so before Aviragen may generate any significant product revenues. Aviragen may not be able to attract and retain qualified third parties or marketing or sales personnel, or be able to establish marketing capabilities or an effective sales force.

Currency fluctuations and changes in exchange rates could increase Aviragen’s costs or lower Aviragen’s revenues.

Aviragen collects and pays a portion of Aviragen’s revenue and expenses in currencies other than the U.S. dollar. Fluctuations in foreign currency exchange rates can affect Aviragen’s operating results. Aviragen retains the majority of Aviragen’s cash and cash equivalents in U.S. dollars and utilizes foreign currency accounts for collection and payment of revenues and expenses. Any significant foreign exchange rate fluctuations could adversely affect Aviragen’s financial position and results of operations.

Aviragen’s employees, representatives or agents may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could expose Aviragen to financial, reputational or other harm.

Aviragen’s employees, representatives or agents may engage in any fraud or other improper activities, including those related to:

●	complying with FDA regulations or similar regulations of similar regulatory authorities in other countries;

●	providing accurate information to the FDA or similar regulatory authorities in other countries;

●	complying with manufacturing standards Aviragen or the FDA has established;

●	complying with federal and state healthcare fraud and abuse laws and regulations or similar laws and regulations established and enforced by comparable foreign regulatory authorities;

●	complying with the provisions of the Foreign Corrupt Practices Act; or

●	reporting financial information or clinical or preclinical data accurately.

In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Aviragen’s reputation. It is not always possible to identify and deter employee misconduct, and the precautions Aviragen takes to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses, or in protecting Aviragen from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Aviragen, and Aviragen is not successful in defending itself or asserting Aviragen’s rights, those actions could have a significant impact on Aviragen’s business and results of operations, including the imposition of significant fines or other sanctions.

Laws and regulations governing international operations may preclude Aviragen from developing, manufacturing and selling certain product candidates outside of the United States and require Aviragen to develop and implement costly compliance programs.

Because Aviragen has subsidiaries and conducts business outside of the United States, Aviragen must comply with numerous laws and regulations in each jurisdiction in which it operates. The creation and implementation of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

The Foreign Corrupt Practices Act, or the FCPA, includes provisions that prohibits any U.S. individual or business from paying, offering, authorizing payment or offering anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the company, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the Department of Justice, while the SEC is involved with enforcement of the books and records provisions of the FCPA.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with the conduct of clinical studies and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. Aviragen’s operations outside of the United States require Aviragen to dedicate additional resources to comply with these laws, and these laws may preclude Aviragen from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit Aviragen’s growth potential and increase its development costs.

The failure to comply with laws governing international business practices may result in substantial penalties, including suspension or debarment from government contracting. Violation of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. Government until the pending claims are resolved. Conviction for a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of Aviragen’s failure to satisfy any of its obligations under laws governing international business practices could have a negative impact on Aviragen’s operations and harm its reputation and ability to procure government contracts. The SEC also may suspend or bar issuers from trading securities on U.S. stock exchanges for violations of the FCPA's accounting provisions.

Risks Related to Aviragen’s Intellectual Property

If Aviragen is unable to adequately protect or expand Aviragen’s intellectual property related to Aviragen’s products, or current or future product candidates, Aviragen’s business prospects could be materially harmed.

Aviragen’s business success depends in part on Aviragen’s ability to:

●	obtain, maintain and protect its intellectual property rights;

●	protect its trade secrets; and

●	prevent others from infringing on its proprietary rights or patents.

Aviragen can protect its proprietary intellectual property rights from unauthorized use by third parties only to the extent that Aviragen’s proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent position of pharmaceutical and biopharmaceutical companies involves complex legal and factual questions, and, therefore, Aviragen cannot predict with certainty whether Aviragen will be able to ultimately enforce Aviragen’s patents or proprietary rights, or avoid infringing on the patents or proprietary rights of others. Any issued patents that Aviragen owns or otherwise has rights to may be challenged, invalidated or circumvented, and may not provide Aviragen with the protection against competitors that Aviragen anticipates.

The degree of future protection for Aviragen’s proprietary intellectual property rights is uncertain because issued patents and other legal means of establishing proprietary rights afford only limited protection and may not adequately protect Aviragen’s rights or permit Aviragen to gain or keep Aviragen’s competitive advantage. Aviragen’s future patent position will be influenced by the following factors:

●

Aviragen, or its licensors, may not have been the first to discover the inventions covered by each of Aviragen’s or its licensors’ pending patent applications and issued patents, and Aviragen may have to engage in expensive and protracted interference proceedings to determine priority of invention;

●	Aviragen’s, or its licensors’, pending patent applications may be denied and may not result in issued patents;

●

Aviragen’s, or its licensors’, issued patents may not provide a basis for commercially viable products, may not provide Aviragen with any competitive advantages, or may be challenged by third parties; and

●

third parties may develop intellectual property that circumvents Aviragen or Aviragen’s licensors’ patent claims or design competitive intellectual property and ultimately product candidates that fall outside the scope of Aviragen’s or its licensors’ patents.

Due to the extensive time required for the development, testing and regulatory review and approval of a product candidate, it is possible that before a product candidate of Aviragen’s may be approved for sale and commercialized, Aviragen’s relevant patent rights may expire, or such patent rights may remain in force for only a short period following marketing approval. Aviragen currently relies on certain patents to provide Aviragen and its licensees with exclusive rights for certain of Aviragen’s products. When all patents underlying a license expire, Aviragen’s revenue from that license may cease, and there can be no assurance that Aviragen will be able to replace it with revenue from new or existing licenses.

Zanamivir, a neuraminidase inhibitor approved for the treatment and prevention of influenza A and B, is marketed worldwide as Relenza® by GSK. Most of Aviragen’s Relenza® patents have expired and the only substantial remaining intellectual property related to the Relenza® patent portfolio, which is solely owned by Aviragen and exclusively licensed to GSK, is scheduled to expire in July 2019 in Japan.

LANI, a long acting NI for the treatment and prevention of influenza A and B, is currently marketed as Inavir® in Japan by Daiichi-Sankyo. The patent relating to the structure of LANI expires in 2017 in the United States, the European Union and Japan, although the product has received patent term extension in Japan until 2021 for treatment and 2022 for prevention. The patent relating to hydrates and the crystalline form of LANI actually used in the product expires in 2021 (not including extensions) in the United States and EU and in 2024 in Japan. In February 2015, a patent containing claims relevant to the manufacture of Inavir® was issued in Japan and expires in December 2029. The dry-powder inhaler device patent portfolio, which includes TwinCaps®, is owned by Hovione International Limited, or Hovione, and is exclusively licensed to Aviragen and Daiichi Sankyo worldwide for the prevention and treatment of influenza and other influenza-like viral infections. These patents will expire in 2029 in the United States, and in 2027 in the European Union and Japan.

Vapendavir is an oral antiviral picornavirus capsid binder Aviragen is currently developing to treat HRV infections. Aviragen exclusively owns the vapendavir patent portfolio, and issued claims under this portfolio will begin to expire in some countries in December 2021, not including extensions. Claims from patents related to a compound comprising an anhydrous crystalline free base form of vapendavir and the preferred commercialization form of vapendavir have been allowed in the United States and other countries and extend intellectual property to 2034 without extensions.

BTA074 is a direct-acting antiviral Aviragen is developing as a topical treatment for genital warts caused by HPV 6 and 11. The patent containing composition of matter claims expires in the United States in 2029 without extensions. A United States patent with claims to method of use have issued and expire in 2033 without extensions.

Aviragen also owns a patent portfolio focused on developing oral antivirals for RSV. Issued patent claims covering the BTA585 composition of matter will begin to expire in 2031 without extensions.

Patent rights may not provide Aviragen with adequate proprietary protection or competitive advantages against competitors with or developing similar technologies or approaches to Aviragen’s. The laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States, and certain countries may lack adequate rules and procedures for defending Aviragen’s intellectual property rights. For example, Aviragen may not be able to prevent a third-party from infringing Aviragen’s patents in a country that does not recognize or enforce patent rights, or that imposes compulsory licenses on or restricts the prices of drugs. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of Aviragen’s intellectual property. Aviragen may need to in-license certain technologies to successfully develop and commercialize its product candidates. Aviragen may not develop or obtain rights to products or processes that are patentable. Even if Aviragen or its licensors do obtain patents, such patents may not adequately protect the products or technologies licensed, or may otherwise be limited in scope. In addition, Aviragen may not have total control over the patent prosecution of subject matter that Aviragen licenses from others. Accordingly, Aviragen may be unable to exercise the same degree of control over this intellectual property as Aviragen would over its own. Others may challenge, seek to invalidate, infringe or circumvent any pending or issued patents Aviragen owns or licenses, and rights it receives under those issued patents may not provide competitive advantages to Aviragen. Aviragen cannot assure you of the degree of protection that will be afforded by any of its issued or pending patents, or those licensed by Aviragen.

Aviragen cannot be sure that any patents will be issued from the patent applications Aviragen owns or has licensed or, should any patents issue, that Aviragen will be provided with adequate protection against potentially competitive products. Furthermore, Aviragen cannot be sure that patents issued or licensed to Aviragen will be of any commercial value, or that private parties or competitors will not successfully challenge these patents or circumvent its patent position in the United States or abroad. In the absence of adequate patent protection, Aviragen’s business may be adversely affected by competitors who develop comparable technology or products.

If a third-party claims Aviragen is infringing on its intellectual property rights, Aviragen could incur significant expenses, or be prevented from further developing or commercializing its product candidates, which could materially harm Aviragen’s business.

Aviragen’s success will also depend on Aviragen’s ability to operate without infringing the patents and other proprietary intellectual property rights of third parties. This is generally referred to as having the “freedom to operate.” The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property claims, interference proceedings and related legal and administrative proceedings, both in the United States and internationally, involve complex legal and factual questions. As a result, such proceedings are lengthy, costly and time-consuming, and their outcome is highly uncertain. Aviragen may become involved in protracted and expensive litigation in order to determine the enforceability, scope and validity of the proprietary rights of others, or to determine whether Aviragen has the freedom to operate with respect to the intellectual property rights of others.

Patent applications in the United States are, in most cases, maintained in secrecy until approximately 18 months after the patent application is filed. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to product candidates similar to Aviragen’s may have already been filed by others without Aviragen’s knowledge. In the event that a third-party has also filed a patent application covering Aviragen’s product candidate or other claims, Aviragen may have to participate in an adversarial proceeding, known as an interference proceeding, in the U.S. Patent and Trademark Office, or USPTO, or similar proceedings in other countries, to determine the priority of invention. In the event an infringement claim is brought against Aviragen, Aviragen may be required to pay substantial legal fees and other expenses to defend such a claim and, if Aviragen is unsuccessful in defending the claim, Aviragen may be prevented from pursuing the development and commercialization of a product candidate and may be subject to injunctions and/or damage awards.

In the future, the USPTO or a foreign patent office may grant patent rights to Aviragen’s product candidates or other claims to third parties. Subject to the issuance of these future patents, the claims of which will be unknown until issued, Aviragen may need to obtain a license or sublicense to these rights in order to have the appropriate freedom to further develop or commercialize them. Any required licenses may not be available to Aviragen on acceptable terms, if at all. If Aviragen needs to obtain such licenses or sublicenses, but is unable to do so, Aviragen could encounter delays in the development of Aviragen’s product candidates, or be prevented from developing, manufacturing and commercializing Aviragen’s product candidates at all. If it is determined that Aviragen has infringed an issued patent and does not have the freedom to operate, Aviragen could be subject to injunctions, and/or compelled to pay significant damages, including punitive damages. In cases where Aviragen has in-licensed intellectual property, Aviragen’s failure to comply with the terms and conditions of such agreements could harm Aviragen’s business.

It is becoming common for third parties to challenge patent claims on any successfully developed product candidate or approved drug. If Aviragen or its licensees or collaborators become involved in any patent litigation, interference or other legal proceedings, Aviragen could incur substantial expense, and the efforts and attention of Aviragen’s technical and management personnel could be significantly diverted. A negative outcome of such litigation or proceedings may expose Aviragen to the loss of Aviragen’s proprietary position or to significant liabilities, or require Aviragen to seek licenses that may not be available from third parties on commercially acceptable terms, if at all. Aviragen may be restricted or prevented from developing, manufacturing and selling Aviragen’s product candidates in the event of an adverse determination in a judicial or administrative proceeding, or if Aviragen fails to obtain necessary licenses.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information and may not adequately protect Aviragen’s intellectual property.

Aviragen also relies on trade secrets to protect Aviragen’s technology, especially where Aviragen does not believe patent protection is obtainable, or prior to Aviragen filing patent applications on any inventions Aviragen may make. However, trade secrets are difficult to protect. In order to protect its proprietary technology and processes, Aviragen may also rely in part on confidentiality and intellectual property assignment agreements with Aviragen’s corporate and academic partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to Aviragen of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of these agreements. In addition, others may independently discover Aviragen’s trade secrets and proprietary information, and in such case Aviragen may not be able to assert any trade secret rights against such party. Enforcing a claim that a third-party illegally obtained and is using Aviragen’s trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of Aviragen’s proprietary rights, and Aviragen’s failure to obtain or maintain trade secret protection could adversely affect Aviragen’s competitive business position.

Obtaining and maintaining Aviragen’s patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and Aviragen’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary fee payments and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Aviragen and its licensors fail to maintain the patents and patent applications covering Aviragen’s product candidates, Aviragen’s competitive position would be adversely affected.

Aviragen may be subject to claims that Aviragen’s employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of Aviragen’s employees, including its senior management, were previously employed at other biotechnology or pharmaceutical companies. These employees typically executed proprietary rights, non-disclosure and non-competition agreements in connection with their previous employment. Although Aviragen tries to ensure that Aviragen’s employees do not use the proprietary information or know-how of others in their work for Aviragen, Aviragen may be subject to claims that it or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. Aviragen is not aware of any threatened or pending claims related to these matters, but in the future litigation may be necessary to defend against such claims. If Aviragen fails in defending any such claims, in addition to paying monetary damages, Aviragen may lose valuable intellectual property rights or personnel. Even if Aviragen is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Aviragen Common Stock

Aviragen’s revenue, expenses and results of operations may be subject to significant fluctuations, which will make it difficult to compare Aviragen’s operating results from period to period.

Aviragen’s revenues have historically been highly variable. Royalty revenues Aviragen earns are derived from the net sales of products used for the treatment and/or prevention of influenza. Influenza as a disease is seasonal and highly unpredictable, and sales of these products to treat influenza fluctuate in line with the nature and extent of the incidence and severity of influenza each season. Payments potentially due to Aviragen under its existing or any future collaborative arrangements, including any milestone and royalty payments, are generally intermittent in nature and are subject to significant fluctuation in both timing and amount, or may never be earned or paid at all. In addition, the returns of products to Aviragen licensees are taken into account in the calculation of net sales for purposes of calculating the royalty revenue Aviragen receives and the amount of such returns are in general unpredictable. Accordingly, Aviragen’s quarterly and annual revenue may be highly variable, and comparisons to previous periods may be difficult to make. Aviragen’s historical and current revenues may not be indicative of Aviragen’s ability to achieve additional payment-generating milestones or royalties in the future, or vice versa. Aviragen expects that its operating results will also vary significantly from quarter-to-quarter and year-to-year as a result of the initiation and success or failure of preclinical studies or clinical trials that it undertakes, the timing of the formulation and manufacture of its product candidates, or other development-related factors and activities, as well as any business or corporate development activities it may undertake. Accordingly, Aviragen’s revenues, expenses and results of operations for any period, particularly over the next several quarters, may not be comparable to the revenues, expenses or results of operations for any other period.

The reporting requirements of being a company that is publicly traded on the Nasdaq Capital Market increases Aviragen’s overall operating costs and subjects Aviragen to further increased costs and regulatory risk that may negatively impact Aviragen’s business or its ability to raise capital in the future.

As a company that is publicly-traded on Nasdaq, Aviragen is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the listing requirements of Nasdaq. Further, Section 404 of the Sarbanes-Oxley Act requires that Aviragen maintains effective internal control over financial reporting and disclosure controls and procedures. In particular, management must perform system and process evaluation and testing of Aviragen’s internal control over financial reporting to assess the effectiveness of Aviragen’s internal control over financial reporting. This testing is expensive and requires the attention of Aviragen’s limited management resources. The various financial reporting, legal, corporate governance and other obligations associated with being a company that is publicly traded on Nasdaq require Aviragen to incur significant expenditures and place additional demands and requirements on the Aviragen board of directors, executive officers, and other administrative, operational and financial personnel and resources. If Aviragen is unable to comply with these requirements in a timely and effective manner, Aviragen and/or its executive officers may be subject to sanctions by the SEC. Aviragen expects that it will continue to incur additional expenses as a result of being a company that is publicly traded on Nasdaq.

The price of Aviragen common stock price has been highly volatile, and your investment in Aviragen could suffer a decline in value.

The market price of Aviragen common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to various factors and events, including but not limited to:

●	Aviragen’s ability to consummate the transactions contemplated by the Merger Agreement, including the merger;

●	Aviragen’s ability to successfully advance its product candidates through preclinical and clinical development;

●

disclosure of any favorable or unfavorable data from Aviragen’s preclinical studies or clinical trials, or other regulatory developments concerning Aviragen’s preclinical studies or clinical trials, the formulation and manufacturing of its product candidates, or those of Aviragen’s competitors;

●	Aviragen’s cash resources and rate of expenditures;

●	the approval or commercialization of new products by Aviragen or its competitors, and the disclosure thereof;

●	novel scientific innovations by Aviragen or its competitors;

●	rumors relating to Aviragen or its competitors;

●	public concern about the safety or tolerability of Aviragen’s products, product candidates, or similar classes of compounds;

●	litigation to which Aviragen may become subject;

●	actual or anticipated variations in Aviragen’s quarterly or annual revenue or operating results;

●	changes in general conditions or trends in the biotechnology and pharmaceutical industries;

●	changes in drug reimbursement rates or government policies related to such reimbursement;

●	significant acquisitions, strategic partnerships, joint ventures or capital commitments by Aviragen or its competitors;

●	new regulatory legislation adopted in the United States or abroad;

●	changes in patent legislation in the United States or abroad;

●

Aviragen’s failure to achieve or meet equity research analysts’ expectations or their estimates of Aviragen’s business or prospects, or a change in their recommendations concerning Aviragen, the value of its common stock or its industry in general;

●	termination or delay in any of Aviragen’s existing or future license or collaboration arrangements;

●	future sales of equity or debt securities, or the perception that such future sales may occur;

●	the loss of Aviragen’s eligibility to have shares of Aviragen common stock traded on the Nasdaq Capital Market or other listed markets due to Aviragen’s failure to maintain minimum listing standards;

●	changes in accounting principles or a restatement of previously reported financial results;

●	failure to comply with the periodic reporting requirements of publicly-owned companies under the Exchange Act and the Sarbanes-Oxley Act; and

●	conditions in the economy generally and the capital markets in particular.

In addition, the stock market in general, and more specifically Nasdaq, on which Aviragen common stock is traded, and the market for smaller biotechnology stocks in particular have historically experienced significant price and volume fluctuations. Volatility in the market price for a particular biotechnology company’s stock has often been unrelated or disproportionate to the operating performance of that company. Market and industry factors may seriously harm the market price of Aviragen common stock, regardless of Aviragen’s operating performance. Due to this volatility, you may be unable to sell your shares of Aviragen common stock at or above the price you paid and you could lose all or part of your investment in Aviragen.

In order to develop Aviragen’s product candidates and support Aviragen’s operations beyond 12 months from the date of this registration statement, Aviragen may need to raise additional capital. Such capital may not be available to Aviragen on acceptable terms, if at all, which could materially harm Aviragen’s financial condition, business and business prospects.

The timing and extent of Aviragen’s future financing needs are uncertain and will depend on many factors, some of which are very difficult to predict or may be beyond Aviragen’s control, including:

●	the variability of future royalty revenue Aviragen may receive and retain under its existing royalty-bearing license agreements;

●	the development timelines and plans for Aviragen’s product candidates, including any changes to those timelines, plans or Aviragen’s strategy;

●

the variability, timing and costs associated with conducting clinical trials for Aviragen’s product candidates, the rate of enrollment in such clinical trials, and the results of these clinical trials;

●	the variability, timing and costs associated with conducting preclinical studies, and the results of these studies;

●	the cost of scaling up, formulating and manufacturing preclinical and clinical trial materials to evaluate Aviragen’s product candidates;

●	whether Aviragen receives regulatory approval to advance the clinical development of Aviragen’s product candidates in a timely manner, if at all;

●	the cost and time to obtain regulatory approvals required to advance the development of Aviragen’s product candidates;

●	the scope and size of its research and development efforts;

●	the terms and timing of any collaborative, licensing and other arrangements that Aviragen may establish in the future;

●	the timing of the closing of the merger;

●	the cost to maintain a corporate infrastructure to support being a company that is publicly traded in the United States on Nasdaq; and

●	the cost of filing, prosecuting, and enforcing patent and other intellectual property claims.

Future issuances of shares of Aviragen common stock may cause Aviragen’s stock price to decline, even if its business is doing well.

The sale and issuance of additional shares of Aviragen common stock, or the perception that such future sales could occur, including any sales by Aviragen’s directors, executive officers, and other insiders or their affiliates, could materially and adversely affect the market price of Aviragen common stock and impair Aviragen’s ability to raise capital through the sale of additional equity securities at a price Aviragen deems appropriate.

If Aviragen raises additional capital in the future, your level of ownership in Aviragen could be diluted or Aviragen could be required to relinquish certain rights.

Any issuance of securities Aviragen may undertake in the future to raise additional capital could cause the price of Aviragen common stock to decline, or require Aviragen to issue shares at a price that is lower than that paid by holders of Aviragen common stock in the past, which would result in those newly issued shares being dilutive. Further, if Aviragen obtains funds through a debt financing or through the issuance of debt or preferred securities, these securities would likely have rights senior to your rights as a common stockholder, which could impair the value of Aviragen common stock. The terms of any debt financing Aviragen enters into may include covenants that limit Aviragen’s flexibility in conducting its business. Aviragen also could be required to seek funds through arrangements with collaborators or others, which might require Aviragen to relinquish valuable rights to Aviragen’s intellectual property or product candidates that Aviragen would have otherwise retained.

Aviragen does not anticipate paying cash dividends in the foreseeable future, and accordingly, you must rely on appreciation in the price of Aviragen common stock for any return on your investment in Aviragen.

Aviragen anticipates that Aviragen will retain its earnings, if any, for future growth and therefore does not anticipate paying cash dividends in the foreseeable future. As a result, Aviragen common stock will likely only provide a return to stockholders in the event there is appreciation in its price.

Aviragen’s certificate of incorporation, Aviragen’s bylaws, and the laws of Delaware contain provisions that could discourage, delay or prevent a change in control of Aviragen or a change in Aviragen’s management.

Certain provisions of Aviragen’s certificate of incorporation, Aviragen’s bylaws and the laws of Delaware, the state in which Aviragen is incorporated, may discourage, delay or prevent a change in control of Aviragen or a change in Aviragen’s directors or management that stockholders may consider favorable. These provisions:

●	allow the authorized number of directors to be changed only by resolution of the Aviragen board of directors;

●

removal of directors from office at any time, but only by the affirmative vote of the holders of at least seventy-five (75%) of the voting power of all of then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors;

●

authorize the Aviragen board of directors to issue without stockholder approval, up to 5,000,000 shares of preferred stock, the rights of which will be determined at the discretion of the Aviragen board of directors that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by the Aviragen board of directors;

●	establish advance notice requirements for stockholder nominations to the Aviragen board of directors or for stockholder proposals that can be acted on at stockholder meetings;

●	limit who may call stockholder meetings; and

●	contain a fair price provision.

In addition, Aviragen is governed by the provisions of Section 203 of the DGCL, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of the voting rights of Aviragen common stock, from merging or combining with Aviragen for a prescribed period of time. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to remove and elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of Aviragen common stock.

Aviragen may be subject to securities litigation, which is expensive and could divert management attention.

The market price of Aviragen common stock has been and may continue to be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Aviragen may be the target of this type of litigation in the future. Securities litigation against Aviragen could result in substantial costs and divert management's attention from other business concerns, which could seriously harm Aviragen’s business.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable rating, about Aviragen’s business, Aviragen’s stock price and trading volume could decline.

The trading market for Aviragen common stock is influenced by independent research and reports that securities or industry analysts publish about Aviragen or its business from time to time. There can be no assurance that analysts will continue to cover Aviragen or provide favorable ratings. If any analysts who cover Aviragen downgrade Aviragen’s stock, change their opinion of Aviragen’s stock or disseminate negative information regarding Aviragen’s business, Aviragen’s share price may decline. If any analysts cease coverage of Aviragen, or fail to regularly publish reports on Aviragen, Aviragen could lose visibility in the financial markets, which could cause Aviragen’s share price or trading volume to decline.

Risks Related to Other Aspects of Aviragen’s Business

If a product liability claim is successfully brought against Aviragen for uninsured liabilities, or such claim exceeds Aviragen’s insurance coverage, Aviragen could be forced to pay substantial damage awards that could materially harm Aviragen’s business.

The use of any of Aviragen’s existing or future product candidates in clinical trials and the sale of any approved pharmaceutical products may expose Aviragen to significant product liability claims. Aviragen currently has product liability insurance coverage for its ongoing clinical trials in the amount of $15 million. Further, Aviragen also requires clinical research and manufacturing organizations that assist it in the conduct of its trials or manufacture materials used in these trials to carry product liability insurance against such claims. This insurance coverage may not protect Aviragen against any or all of the product liability claims that may be brought against Aviragen in the future. Aviragen may not be able to acquire or maintain adequate product liability insurance coverage at a commercially reasonable cost or in sufficient amounts or scope to protect Aviragen against potential losses. In the event a product liability claim is brought against Aviragen, Aviragen may be required to pay legal and other expenses to defend the claim, as well as uncovered damage awards resulting from a claim brought successfully against Aviragen. In the event any of Aviragen’s product candidates are approved for sale by the FDA or similar regulatory authorities in other countries and commercialized, Aviragen may need to substantially increase the amount of its product liability coverage. Defending any product liability claim or claims could require Aviragen to expend significant financial and managerial resources, which could have an adverse effect on Aviragen’s business.

Aviragen’s ability to use its net operating loss carry forwards to reduce taxable income generated in the future could be substantially limited or eliminated.

Aviragen’s ability to use its net operating losses in the United States, Australia, France and the United Kingdom is subject to limitations and re-assessment due to ownership changes that have occurred, or that could occur in the future. Depending on the actual amount of any limitation on Aviragen’s ability to use its net operating loss carry forwards, a significant portion of Aviragen’s future taxable income could be taxable.

Additionally, tax law limitations may result in Aviragen’s net operating losses expiring before Aviragen has the ability to use them. In addition, financing and acquisition transactions that Aviragen may enter into in the future could significantly limit or eliminate Aviragen’s ability to realize any value from Aviragen’s net operating losses.

Aviragen’s internal computer systems, or those of Aviragen’s contract research organizations, or CROs, or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of Aviragen’s product development programs.

Aviragen’s internal computer systems and those of Aviragen’s CROs and other contractors or consultants are vulnerable to damage from cyber security breaches, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While Aviragen does not believe that it has experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in Aviragen’s operations, it could result in a material disruption of Aviragen’s development programs and business operations, whether due to a loss of Aviragen’s trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data for Aviragen’s product candidates from completed or future clinical trials could result in delays in Aviragen’s regulatory approval efforts and significantly increase Aviragen’s costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, Aviragen’s data or applications or other data or applications relating to Aviragen’s technology or product candidates, or inappropriate disclosure of confidential or proprietary information, Aviragen could incur liabilities, Aviragen’s competitive position could be harmed and the further development and commercialization of its product candidates could be delayed. Moreover, breaches of Aviragen’s systems, which may give access to material non-public information about Aviragen’s operations or financial position prior to its public dissemination, could result in people trading in Aviragen’s stock with advance notice of this information, which could adversely affect trading by other stockholders.

Risks Related to Vaxart

Risks Related to Vaxart’s Business, Financial Position and Capital Requirements

Vaxart has a limited operating history and has never generated any product revenue.

Vaxart is a clinical-stage biopharmaceutical company with a limited operating history. Vaxart was founded in March 2004 and its operations to date have been limited to organizing and staffing its company and developing oral recombinant vaccine candidates that are administered in tablet form. Vaxart has not yet successfully completed a large-scale, pivotal clinical trial, obtained marketing approval, manufactured Vaxart tablet vaccine candidates at commercial scale, or conducted sales and marketing activities that will be necessary to successfully commercialize Vaxart’s tablet vaccine candidates. Consequently, predictions about Vaxart’s future success or viability may not be as accurate as they could be if it had a longer operating history or a history of successfully developing and commercializing tablet vaccine candidates.

Vaxart’s ability to generate revenue and achieve and maintain profitability will depend upon its ability to successfully complete the development of Vaxart’s tablet vaccine candidates for the treatment of norovirus, seasonal influenza, respiratory syncytial virus, or RSV, cervical cancer and dysplasia caused by human papillomavirus, or HPV and other infectious diseases and to obtain the necessary regulatory approvals. Vaxart has never generated any product revenue, and has no tablet vaccine candidates in late-stage clinical development or approved for commercial sale.

Even if Vaxart receives regulatory approval for the sale of any of its tablet vaccine candidates, it does not know when it will begin to generate revenue, if at all. Vaxart’s ability to generate revenue depends on a number of factors, including its ability to:

●	set an acceptable price for its tablet vaccine candidates and obtain coverage and adequate reimbursement from third-party payors;

●	establish sales, marketing, manufacturing and distribution systems;

●

add operational, financial and management information systems and personnel, including personnel to support its clinical, manufacturing and planned future clinical development and commercialization efforts and operations as a public company;

●	develop manufacturing capabilities for bulk materials and manufacture commercial quantities of its tablet vaccine candidates at acceptable cost levels;

●	achieve broad market acceptance of its tablet vaccine candidates in the medical community and with third- party payors and consumers;

●	attract and retain an experienced management and advisory team;

●	launch commercial sales of Vaxart’s tablet vaccine candidates, whether alone or in collaboration with others; and

●	maintain, expand and protect Vaxart’s intellectual property portfolio.

Because of the numerous risks and uncertainties associated with vaccine development and manufacturing, Vaxart is unable to predict the timing or amount of increased development expenses, or when it will be able to achieve or maintain profitability, if at all. Vaxart’s expenses could increase beyond expectations if it is required by the U.S. Food and Drug Administration, or the FDA, or comparable non-U.S. regulatory authorities, to perform studies or clinical trials in addition to those it currently anticipates. Even if Vaxart’s tablet vaccine candidates are approved for commercial sale, it anticipates incurring significant costs associated with the commercial launch of and the related commercial-scale manufacturing requirements for its tablet vaccine candidates. If Vaxart cannot successfully execute on any of the factors listed above, Vaxart’s business may not succeed and your investment will be adversely affected.

Vaxart has incurred significant losses since its inception and expects to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability.

Vaxart has never generated any product revenues and it expects to continue to incur substantial and increasing losses as it continues to develop its tablet vaccine candidates. Vaxart’s tablet vaccine candidates have not been approved for marketing in the United States and may never receive such approval. As a result, Vaxart is uncertain when or if it will achieve profitability and, if so, whether it will be able to sustain it. Vaxart’s ability to generate revenue and achieve profitability is dependent on its ability to complete development, obtain necessary regulatory approvals, and have its tablet vaccine candidates manufactured and successfully marketed. Vaxart cannot assure you that it will be profitable even if it successfully commercializes one of its tablet vaccine candidates. If Vaxart does successfully obtain regulatory approval to market its tablet vaccine candidates, its revenues will be dependent, in part, upon, the size of the markets in the territories for which regulatory approval is received, the number of competitors in such markets, the price at which Vaxart can offer its tablet vaccine candidates and whether Vaxart owns the commercial rights for that territory. If the indication approved by regulatory authorities is narrower than Vaxart expects, or the treatment population is narrowed by competition, physician choice or treatment guidelines, Vaxart may not generate significant revenue from sales of its tablet vaccine candidates, even if approved. Even if Vaxart does achieve profitability, Vaxart may not be able to sustain or increase profitability on a quarterly or annual basis. If Vaxart fails to become and remain profitable the market price of its common stock and Vaxart’s ability to raise capital and continue operations will be adversely affected.

Vaxart expects research and development expenses to increase significantly for any of its tablet vaccines, including those for the prevention of norovirus, influenza and RSV infection, as well as those for the treatment of HPV related dysplasia and cancer, and any other chronic viral infections and cancer. In addition, even if Vaxart obtains regulatory approval, significant sales and marketing expenses will be required to commercialize the tablet vaccine candidates. As a result, Vaxart expects to continue to incur significant and increasing operating losses and negative cash flows for the foreseeable future. These losses have had and will continue to have an adverse effect on its financial position and working capital. As of September 30, 2017, Vaxart had an accumulated deficit of $78.9 million.

Vaxart is dependent on the success of its tablet vaccine for the prevention of norovirus infection which is still in early-stage clinical development, and if this tablet vaccine does not receive regulatory approval or is not successfully commercialized, its business may be harmed.

None of Vaxart’s tablet vaccine candidates are in late-stage clinical development or approved for commercial sale and it may never be able to develop marketable tablet vaccine candidates. Vaxart expects that a substantial portion of its efforts and expenditures over the next few years will be devoted to its tablet vaccine candidate for norovirus. Accordingly, Vaxart’s business currently depends heavily on the successful development, regulatory approval and commercialization of Vaxart’s norovirus tablet vaccine. Vaxart’s norovirus tablet vaccine may not receive regulatory approval or be successfully commercialized even if regulatory approval is received. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of tablet vaccine candidates are and will remain subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries that each have differing regulations. Vaxart is not permitted to market its norovirus tablet vaccine in the United States until it receives approval of a biologics license application, or BLA, from the FDA, or in any foreign countries until it receives the requisite approval from such countries. To date, Vaxart has only completed Phase 1 clinical trials for one of the two strains necessary for Vaxart’s bivalent tablet vaccine candidate. As a result, Vaxart has not submitted a BLA to the FDA or comparable applications to other regulatory authorities and does not expect to be in a position to do so for the foreseeable future. Obtaining approval of a BLA is an extensive, lengthy, expensive and inherently uncertain process, and the FDA may delay, limit or deny approval of its seasonal influenza tablet vaccine for many reasons, including:

●	Vaxart may not be able to demonstrate that its norovirus tablet vaccine is safe and effective to the satisfaction of the FDA;

●	the FDA may not agree that the completed Phase 1 clinical trials of the norovirus vaccine satisfy the FDA’s requirements and may require Vaxart to conduct additional testing;

●	the results of Vaxart’s clinical trials may not meet the level of statistical or clinical significance required by the FDA for marketing approval;

●	the FDA may disagree with the number, design, size, conduct or implementation of one or more of its clinical trials;

●	the contract research organizations, or CROs, that Vaxart retains to conduct clinical trials may take actions outside of its control that materially and adversely impact its clinical trials;

●	the FDA may not find the data from its preclinical studies and clinical trials sufficient to demonstrate that the clinical and other benefits of its tablet vaccines outweigh the safety risks;

●	the FDA may disagree with its interpretation of data from Vaxart’s preclinical studies and clinical trials;

●	the FDA may not accept data generated at its clinical trial sites;

●

if Vaxart’s BLA is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of Vaxart’s application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

●	the FDA may require development of a risk evaluation and mitigation strategy, or REMS, as a condition of approval;

●	the FDA may identify deficiencies in Vaxart’s manufacturing processes or facilities; or

●	the FDA may change its approval policies or adopt new regulations.

Vaxart’s independent auditor has expressed doubt about Vaxart’s ability to continue as a going concern.

Based on its cash balances, recurring losses since inception and existing capital resources to fund planned operations for the next twelve months, Vaxart’s independent auditor has included an explanatory paragraph in its report on Vaxart’s financial statements as of and for the year ending December 31, 2016 expressing substantial doubt about Vaxart’s ability to continue as a going concern. If the merger is not consummated Vaxart will, during 2018, require significant additional funding to continue operations. If Vaxart is unable to continue as a going concern, it may be forced to liquidate its assets and the values it receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in its financial statements.

Vaxart will require additional capital to fund its operations, and if Vaxart fails to obtain necessary financing, it may not be able to complete the development and commercialization of its tablet vaccine candidates.

Vaxart expects to spend substantial amounts to complete the development of, seek regulatory approvals for and commercialize Vaxart’s tablet vaccine candidates. Even with the expected cash reserves of the combined company, Vaxart will require substantial additional capital to complete the development and potential commercialization of its tablet vaccine candidates for norovirus, seasonal influenza, RSV, HPV, and the development of other tablet vaccine candidates. If Vaxart is unable to raise capital or find appropriate partnering or licensing collaborations, when needed or on acceptable terms, it could be forced to delay, reduce or eliminate one or more of its development programs or any future commercialization efforts. In addition, attempting to secure additional financing may divert the time and attention of its management from day-to-day activities and harm its development efforts.

Based upon its current operating plan, Vaxart believes that the expected cash reserves of the combined company will enable it to fund its operating expenses and capital expenditure requirements through at least the full year of 2018. Vaxart’s estimate as to what it will be able to accomplish is based on assumptions that may prove to be inaccurate, and it could exhaust its available capital resources sooner than is currently expected. Because the length of time and activities associated with successful development of its tablet vaccine candidates is highly uncertain, Vaxart is unable to estimate the actual funds it will require for development and any approved marketing and commercialization activities. Vaxart’s future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

●	the initiation, progress, timing, costs and results of Vaxart’s planned clinical trials;

●	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the European Medicines Agency, or EMA, and other comparable foreign regulatory authorities;

●	the cost of filing, prosecuting, defending and enforcing its patent claims and other intellectual property rights;

●	the cost of defending potential intellectual property disputes, including any patent infringement actions brought by third parties against Vaxart now or in the future;

●	the effect of competing technological and market developments;

●	the cost of establishing sales, marketing and distribution capabilities in regions where Vaxart chooses to commercialize Vaxart’s tablet vaccine candidates on Vaxart’s own; and

●	the initiation, progress, timing and results of the commercialization of its tablet vaccine candidates, if approved, for commercial sale.

Additional funding may not be available on acceptable terms, or at all. If Vaxart is unable to raise additional capital in sufficient amounts or on terms acceptable to it, Vaxart may have to significantly delay, scale back or discontinue the development or commercialization of its tablet vaccine candidates or potentially discontinue operations.

Raising additional funds by issuing securities may cause dilution to existing stockholders, and raising funds through lending and licensing arrangements may restrict Vaxart’s operations or require it to relinquish proprietary rights.

Vaxart expects that significant additional capital will be needed in the future to continue its planned operations. Until such time, if ever, as Vaxart can generate substantial product revenues, Vaxart expects to finance its cash needs through a combination of equity offerings, debt financings, strategic alliances and license and development agreements in connection with any collaborations. Vaxart does not currently have any committed external source of funds. To the extent that Vaxart raises additional capital by issuing equity securities, Vaxart’s existing stockholders’ ownership may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Vaxart’s ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends, creating liens, redeeming its stock or making investments.

If Vaxart raises additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, it may have to relinquish valuable rights to its technologies, future revenue streams, research programs or tablet vaccine candidates or grant licenses on terms that may not be favorable to us. If Vaxart is unable to raise additional funds through equity or debt financings when needed, or through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties on acceptable terms, it may be required to delay, limit, reduce or terminate its tablet vaccine development or future commercialization efforts or grant rights to develop and market tablet vaccine candidates that it would otherwise develop and market Vaxart.

The terms of Vaxart’s credit facility place restrictions on Vaxart’s operating and financial flexibility.

In December 2016, Vaxart entered into a loan and security agreement, or the Loan Agreement, with Oxford under which Vaxart borrowed $5 million. Vaxart's outstanding debt facility with Oxford is collateralized by substantially all of Vaxart's assets, except for intellectual property, and contains customary financial and operating covenants limiting Vaxart's ability to transfer or dispose of assets, merge with or acquire other companies (including in connection with the merger described herein), make investments, pay dividends, incur additional indebtedness and liens and conduct transactions with affiliates. Vaxart therefore may not be able to engage in any of the foregoing transactions until its current debt obligations are paid in full or Vaxart obtains the consent of Oxford, which Vaxart expects Oxford will unconditionally grant as of the closing date of the merger. Compliance with these covenants may limit Vaxart’s flexibility in operating its business and Vaxart’s ability to take actions that might be advantageous to Vaxart and its stockholders.

Under the Loan Agreement, an event of default will occur if, among other things:

●	Vaxart fails to make payments under the Loan Agreement;

●	Vaxart breaches any of its covenants under the Loan Agreement, subject to specified cure periods with respect to certain breaches;

●	there occurs an event that has a material adverse effect on:

●	Vaxart’s business, operations, properties, assets or financial condition;

●

Vaxart’s ability to perform or satisfy Vaxart’s obligations under the Loan Agreement as they become due or Oxford’s ability to enforce its rights or remedies with respect to Vaxart’s obligations under the Loan Agreement; or

●	the collateral or liens securing Vaxart’s obligations under the Loan Agreement;

●	Vaxart or its assets become subject to certain legal proceedings, such as bankruptcy proceedings;

●	Vaxart is unable to pay its debts as they become due; or

●	Vaxart defaults on contracts with third parties which would permit Oxford to accelerate the maturity of such indebtedness or that could have a material adverse effect on Vaxart.

Vaxart may not have enough available cash or be able to raise additional funds through equity or debt financings to repay such indebtedness at the time any such event of default occurs. In that case, Vaxart may be required to delay, limit, reduce or terminate Vaxart’s clinical development efforts or grant to others rights to develop and market product candidates that Vaxart would otherwise prefer to develop and market ourselves. Oxford could also exercise its rights as collateral agent to take possession and dispose of the collateral securing the Loan Agreement for its benefit. Vaxart’s business would be harmed as a result of any of these events.

If Vaxart fails to obtain or maintain adequate coverage and reimbursement for its tablet vaccine candidates, its ability to generate revenue could be limited.

The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments. Sales of any of its tablet vaccine candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of Vaxart’s tablet vaccine candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only on a limited basis, Vaxart may not be able to successfully commercialize Vaxart’s tablet vaccine candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Vaxart to establish or maintain adequate pricing that will allow it to realize a sufficient return on Vaxart’s investment.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and Vaxart believes the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries may cause Vaxart to price Vaxart’s tablet vaccine candidates on less favorable terms that it currently anticipates. In many countries, particularly the countries of the European Union, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Vaxart may be required to conduct a clinical trial that compares the cost-effectiveness of its tablet vaccine candidates to other available therapies. In general, the prices of products under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that it is able to charge for its tablet vaccine candidates. Accordingly, in markets outside the United States, the reimbursement for its products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Moreover, increasing efforts by governmental and third-party payors, in the United States and internationally, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for its tablet vaccine candidates. Vaxart expects to experience pricing pressures in connection with the sale of any of Vaxart’s tablet vaccine candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products into the healthcare market.

Vaxart’s future success depends on its ability to retain executive officers and attract, retain and motivate qualified personnel.

Vaxart is highly dependent on its executive officers and the other principal members of the executive and scientific teams, particularly its President and Chief Executive Officer, Wouter W. Latour, its Chief Scientific Officer, Sean N. Tucker, its Chief Financial Officer, John M. Harland its Chief Medical Officer, David Liebowitz. The employment of Vaxart’s executive officers are at-will and Vaxart’s executive officers may terminate their employment at any time. The loss of the services of any of Vaxart’s senior executive officers could impede the achievement of Vaxart’s research, development and commercialization objectives. Vaxart does not maintain “key person” insurance for any executive officer or employee.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel is also critical to Vaxart’s success. Vaxart may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Vaxart also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. Vaxart’s industry has experienced an increasing rate of turnover of management and scientific personnel in recent years. In addition, Vaxart relies on consultants and advisors, including scientific and clinical advisors, to assist it in devising Vaxart’s research and development and commercialization strategy. Vaxart’s consultants and advisors may be employed by third parties and have commitments under consulting or advisory contracts with other entities that may limit their availability to advance Vaxart’s strategic objectives. If any of these advisors or consultants can no longer dedicate a sufficient amount of time to the company, Vaxart’s business may be harmed.

Vaxart will need to expand its organization, and may experience difficulties in managing this growth, which could disrupt operations.

Vaxart’s future financial performance and Vaxart’s ability to commercialize Vaxart’s tablet vaccine candidates and compete effectively will depend, in part, on Vaxart’s ability to effectively manage any future growth. As of September 30, 2017, Vaxart had 21 employees. Vaxart expects to hire additional employees for Vaxart’s managerial, clinical, scientific and engineering, operational, manufacturing, sales and marketing teams. Vaxart may have operational difficulties in connection with identifying, hiring and integrating new personnel. Future growth would impose significant additional responsibilities on its management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, Vaxart’s management may need to divert a disproportionate amount of its attention away from Vaxart’s day-to-day activities and devote a substantial amount of time to managing these growth activities. Vaxart may not be able to effectively manage the expansion of its operations, which may result in weaknesses in its infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Vaxart’s expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of its tablet vaccine candidates. If Vaxart is unable to effectively manage its growth, its expenses may increase more than expected, its ability to generate and/or grow revenues could be reduced, and Vaxart may not be able to implement its business strategy.

Many of the other pharmaceutical companies that Vaxart competes against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer history in the industry than Vaxart. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates and consultants than what it has to offer. If Vaxart is unable to continue to attract and retain high-quality personnel and consultants, the rate and success at which it can select and develop its tablet vaccine candidates and its business will be limited.

Vaxart’s employees, independent contractors, principal investigators, consultants, commercial collaborators, service providers and other vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on Vaxart’s results of operations.

Vaxart is exposed to the risk that its employees and contractors, including principal investigators, consultants, commercial collaborators, service providers and other vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities that violate the laws and regulations of the FDA and other similar regulatory bodies, including those laws that require the reporting of true, complete and accurate information to such regulatory bodies, manufacturing standards, federal and state healthcare fraud and abuse and health regulatory laws and other similar foreign fraudulent misconduct laws, or laws that require the true, complete and accurate reporting of financial information or data. Misconduct by these parties may also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Vaxart’s reputation. It is not always possible to identify and deter third-party misconduct, and the precautions Vaxart takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Vaxart, and it is not successful in defending Vaxart or asserting its rights, those actions could have a significant impact on Vaxart’s business and financial results, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, reputational harm, diminished profits and future earnings, and curtailment of its operations, any of which could adversely affect Vaxart’s ability to operate its business and Vaxart’s results of operations.

Vaxart’s business and operations would suffer in the event of system failures.

Vaxart’s computer systems and those of its service providers, including its CROs, are vulnerable to damage from computer viruses, unauthorized access, natural disasters (including earthquakes), terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in Vaxart’s or their operations, it could result in a material disruption of its development programs. For example, the loss of preclinical or clinical trial data from completed, ongoing or planned trials could result in delays in its regulatory approval efforts and significantly increase Vaxart’s costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to data or applications, or inappropriate disclosure of personal, confidential or proprietary information, Vaxart could incur liability and the further development of its tablet vaccine candidates could be delayed.

Vaxart has identified a material weakness in its internal control over financial reporting, and if Vaxart is unable to maintain proper and effective internal controls over financial reporting, the accuracy and timeliness of Vaxart’s financial reporting may be adversely affected.

In connection with the audit of Vaxart’s financial statements for the years ended December 31, 2015 and 2016, Vaxart and its independent auditors identified a material weakness in its internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Vaxart’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness related to Vaxart lacking sufficient qualified resources and adequate processes thereby impacting Vaxart’s ability to appropriately segregate duties and perform effective and timely review of account reconciliations and nonroutine transactions.

Assuming the closing of the merger, the combined company intends to take steps to remediate this material weakness, including increasing the depth and experience within its accounting and finance organization, as well as designing and implementing improved processes and internal controls. However, its efforts to remediate this material weakness may not be effective or prevent any future material weakness or significant deficiency in the combined company’s internal control over financial reporting. If the combined company’s efforts are not successful or other material weaknesses or control deficiencies occur in the future, the combined company may be unable to report its financial results accurately on a timely basis, which could cause combined company’s reported financial results to be materially misstated and result in the loss of investor confidence and cause the market price of the combined company’s common stock to decline.

The combined company will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to annually furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by the combined company’s management in its internal control over financial reporting. The combined company’s independent registered public accounting firm may be required to attest to the effectiveness of its internal control over financial reporting depending on the combined company’s public float. The combined company will be required to disclose changes made in its internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, the combined company may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

Vaxart expects to incur significant additional costs as a result of being a public company, which may adversely affect its operating results and financial condition.

Vaxart expects to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the Securities and Exchange Commission, or the SEC, and Nasdaq. These rules and regulations are expected to increase Vaxart 's accounting, legal and financial compliance costs and make some activities more time-consuming and costly. In addition, Vaxart will incur additional costs associated with its public company reporting requirements and Vaxart expects those costs to increase in the future. Vaxart also expects these rules and regulations to make it more expensive for it to maintain directors' and officers' liability insurance and Vaxart may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for Vaxart to attract and retain qualified persons to serve on its board of directors, its board committees, or as executive officers. Increases in costs incurred as a result of becoming a publicly traded company may adversely affect Vaxart's operating results and financial condition.

Risks Related to Clinical Development, Regulatory Approval and Commercialization

If Vaxart fails to continue to develop and refine the formulations of its tablet vaccine candidates, it may not obtain regulatory approvals, and even if approved, the commercial acceptance of its tablet vaccine candidates would likely be limited.

In Vaxart’s H1N1 influenza Phase 2 trial it used vaccine tablets that contained approximately 1.5 x 1010 IU of vaccine. Accordingly, subjects in this trial were required to take 7 tablets in a single setting to reach the aggregate dose of 1 x 1011 IU, the target dose for this trial. Vaxart believes that in order for its seasonal influenza vaccine candidate to be commercially successful it will need to continue to refine its formulation and develop influenza vaccine tablets that contain the desired dose for each vaccine strain in a single tablet, resulting in a vaccination regime of no more than four tablets. In addition, Vaxart intends to develop a seasonal influenza vaccine tablet that contains the optimal effective dose for all four influenza vaccines necessary to create a quadrivalent vaccine, resulting in a vaccination regime of one tablet. Increasing the potency of the vaccine tablets may affect the stability profile of the vaccine and Vaxart may not be able to reduce the vaccination regime for an influenza strain to a single tablet or combine the four influenza strains into one vaccine tablet. In addition, increasing the potency of the vaccine tablets or combining the influenza strains necessary to create a quadrivalent vaccine may adversely affect manufacturing yields and render such tablets too costly to manufacture at commercial scale. Vaxart’s efforts to develop tablet vaccine candidates for norovirus and RSV face similar formulation challenges. If Vaxart’s unable to further develop and refine the formulations of its tablet vaccine candidates, it may not obtain regulatory approval from the FDA or other regulatory authorities, and even if approved, the commercial acceptance of its tablet vaccine candidates would likely be limited.

Clinical trials are very expensive, time-consuming, difficult to design and implement and involve an uncertain outcome, and if they fail to demonstrate safety and efficacy to the satisfaction of the FDA, or similar regulatory authorities, Vaxart will be unable to commercialize its tablet vaccine candidates.

Vaxart’s tablet vaccine candidates for norovirus and seasonal influenza are still in early-stage clinical development and will require extensive additional clinical testing before Vaxart is prepared to submit a BLA for regulatory approval for either indication or for any other treatment regime. Vaxart cannot predict with any certainty if or when it might submit a BLA for regulatory approval for any of its tablet vaccine candidates, which are currently in pre-clinical development, or whether any such BLAs will be approved by the FDA. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. For instance, the FDA may not agree with Vaxart’s proposed endpoints for any clinical trial it proposes, which may delay the commencement of its clinical trials. The clinical trial process is also time-consuming. Vaxart estimates that the clinical trials it needs to conduct to be in a position to submit BLAs for Vaxart’s tablet vaccine candidates for seasonal influenza, norovirus and RSV will take several years to complete. Furthermore, failure can occur at any stage of the trials, and it could encounter problems that cause it to abandon or repeat clinical trials. Tablet vaccine candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials, and the results of early clinical trials of the tablet vaccine candidate for seasonal influenza as well as the pre-clinical results Vaxart has observed for its norovirus and RSV tablet vaccine candidates therefore may not be predictive of the results of its planned Phase 1 and 2 trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials.

Moreover, preclinical and clinical data are often susceptible to multiple interpretations and analyses. Many companies that have believed their vaccine candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Success in preclinical testing and early clinical trials does not ensure that later clinical trials, which involve many more subjects and, for influenza, all four strains rather than the one strain Vaxart has studied in Phase 1 clinical trials to date and the results of later clinical trials may not replicate the results of prior clinical trials and preclinical testing.

Vaxart may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent its ability to receive marketing approval or commercialize its tablet vaccine candidates, including that:

●	regulators or institutional review boards may not authorize Vaxart or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

●	it may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

●

clinical trials of Vaxart’s tablet vaccine candidates may produce negative or inconclusive results, and Vaxart may decide, or regulators may require it, to conduct additional clinical trials or abandon product development programs;

●

the number of subjects required for clinical trials of its tablet vaccine candidates may be larger than Vaxart anticipates; enrollment in these clinical trials may be slower than Vaxart anticipates, or participants may drop out of these clinical trials at a higher rate than Vaxart anticipates;

●	Vaxart third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to it in a timely manner, or at all;

●

regulators or institutional review boards may require that Vaxart or Vaxart’s investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

●	the cost of clinical trials of its tablet vaccine candidates may be greater than it anticipates; and

●	the supply or quality of its tablet vaccine candidates or other materials necessary to conduct clinical trials of Vaxart’s tablet vaccine candidates may be insufficient or inadequate.

If Vaxart is required to conduct additional clinical trials or other testing of its tablet vaccine candidates beyond those that it currently contemplates, if it is unable to successfully complete clinical trials of its tablet vaccine candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, Vaxart may:

●	be delayed in obtaining marketing approval for its tablet vaccine candidates;

●	not obtain marketing approval at all;

●	obtain approval for indications or patient populations that are not as broad as intended or desired;

●	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

●	be subject to additional post-marketing testing requirements; or

●	have the product removed from the market after obtaining marketing approval.

Product development costs will also increase if Vaxart experiences delays in testing or in receiving marketing approvals. Vaxart does not know whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which Vaxart may have the exclusive right to commercialize Vaxart’s tablet vaccine candidates, could allow its competitors to bring products to market before it does, and could impair its ability to successfully commercialize its tablet vaccine candidates, any of which may harm its business and results of operations.

Vaxart’s platform includes a novel vaccine adjuvant and all current Vaxart tablet vaccine candidates include this novel adjuvant, which may make it difficult for Vaxart to predict the time and cost of tablet vaccine development as well as the requirements the FDA or other regulatory agencies may impose to demonstrate the safety of the tablet vaccine candidates.

Novel vaccine adjuvants, included in some of Vaxart’s tablet vaccine candidates, may pose an increased safety risk to patients. Adjuvants are compounds that are added to vaccine antigens to enhance the activation and improve immune response and efficacy of vaccines. Development of vaccines with novel adjuvants requires evaluation in larger numbers of patients prior to approval than would be typical for therapeutic drugs. Guidelines for evaluation of vaccines with novel adjuvants have been established by the FDA and other regulatory bodies and expert committees. Vaxart’s tablet vaccine candidates, including for norovirus, may include one or more novel vaccine adjuvants. Any vaccine, because of the presence of an adjuvant, may have side effects considered to pose too great a risk to patients to warrant approval of the vaccine. Traditionally, regulatory authorities have required extensive study of novel adjuvants because vaccines typically get administered to healthy populations, in particular infants, children and the elderly, rather than in people with disease. Such extensive study has often included long-term monitoring of safety in large general populations that has at times exceeded 10,000 subjects. This contrasts with the few thousand subjects typically necessary for approval of novel therapeutics. To date, the FDA and other major regulatory agencies have only approved vaccines containing five adjuvants, which makes it difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for Vaxart’s tablet vaccine candidates in the United States or elsewhere.

Enrollment and retention of subjects in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Vaxart’s control.

Vaxart may encounter delays in enrolling, or be unable to enroll, a sufficient number of participants to complete any of its clinical trials. Once enrolled, Vaxart may be unable to retain a sufficient number of participants to complete any of its trials. Late-stage clinical trials of its tablet vaccine candidate for norovirus, in particular, will require the enrollment and retention of large numbers of subjects. Subject enrollment and retention in clinical trials depends on many factors, including the size of the subject population, the nature of the trial protocol, the existing body of safety and efficacy data with respect to the study drug, the number and nature of competing treatments and ongoing clinical trials of competing drugs for the same indication, the proximity of subjects to clinical sites and the eligibility criteria for the study. Further, since there are no reliable animal models to norovirus infection, human challenge studies have been used to understand viral activity and possible immune correlates that prevent infection making trials more costly than animal based studies.

Furthermore, any negative results Vaxart may report in clinical trials of Vaxart’s tablet vaccine candidates may make it difficult or impossible to recruit and retain participants in other clinical trials of that same tablet vaccine candidate. Delays or failures in planned subject enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on its ability to develop its tablet vaccine candidates, or could render further development impossible. In addition, Vaxart expects to rely on CROs and clinical trial sites to ensure proper and timely conduct of its future clinical trials and, while Vaxart intends to enter into agreements governing their services, it will be limited in its ability to compel their actual performance in compliance with applicable regulations. Enforcement actions brought against these third parties may cause further delays and expenses related to its clinical development programs.

Vaxart faces significant competition from other biotechnology and pharmaceutical companies, and its operating results will suffer if it fails to compete effectively.

Vaccine development is highly competitive and subject to rapid and significant technological advancements. In particular, for seasonal influenza vaccine, Vaxart faces competition from various sources, including larger and better funded pharmaceutical, specialty pharmaceutical and biotechnology companies, as well as academic institutions, governmental agencies and public and private research institutions. These competitors are focused on delivering therapeutics for the treatment of influenza with products that are available and have gained market acceptance as the standard treatment protocol. Further, it is likely that additional drugs or other treatments will become available in the future for the treatment of influenza.

Many of Vaxart’s existing or potential competitors have substantially greater financial, technical and human resources than it does and significantly greater experience in the discovery and development of products for the treatment of influenza, as well as in obtaining regulatory approvals of those products in the United States and in foreign countries. Vaxart current and potential future competitors also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of its competitors.

Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Vaxart’s competitors may succeed in developing, acquiring or licensing, on an exclusive basis, drugs that are more effective or less costly than any tablet vaccine candidate that it may develop.

Vaxart will face competition from other drugs currently approved or that will be approved in the future for the treatment of the other infectious diseases it is currently targeting. Therefore, its ability to compete successfully will depend largely on its ability to:

●	develop and commercialize tablet vaccine candidates that are superior to other vaccines in the market;

●	demonstrate through its clinical trials that its tablet vaccine candidates are differentiated from existing and future therapies;

●	attract qualified scientific, vaccine development and commercial personnel;

●	obtain patent or other proprietary protection for its tablet vaccine candidates;

●	obtain required regulatory approvals;

●	obtain coverage and adequate reimbursement from, and negotiate competitive pricing with, third-party payors; and

●	successfully develop and commercialize, independently or with collaborators, new tablet vaccine candidates.

The availability of its competitors’ vaccines could limit the demand, and the price it is able to charge, for any tablet vaccine candidate it develops. The inability to compete with existing or subsequently introduced vaccines would have an adverse impact on its business, financial condition and prospects.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make any of its tablet vaccine candidates less competitive. In addition, any new vaccine that competes with an approved vaccine must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, Vaxart’s competitors may succeed in obtaining patent protection, discovering, developing, receiving the FDA’s approval for or commercializing medicines before Vaxart does, which would have an adverse impact on its business and results of operations.

Vaxart’s tablet vaccine candidates may cause adverse effects or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance.

Adverse events caused by Vaxart’s tablet vaccine candidates could cause reviewing entities, clinical trial sites or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval. If an unacceptable frequency or severity of adverse events are reported in its clinical trials for its tablet vaccine candidates, tis ability to obtain regulatory approval for such tablet vaccine candidates may be negatively impacted.

Furthermore, if any of its tablet vaccines are approved and then cause serious or unexpected side effects, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw their approval of the tablet vaccine candidates or impose restrictions on its distribution or other risk management measures;

●	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

●	Vaxart may be required to change the way its tablet vaccine candidates are administered or to conduct additional clinical trials;

●	Vaxart could be sued and held liable for injuries sustained by patients;

●	Vaxart could be subject to the Vaccine Injury Compensation Program;

●	Vaxart could elect to discontinue the sale of its tablet vaccine candidates; and

●	Vaxart’s reputation may suffer.

Any of these events could prevent Vaxart from achieving or maintaining market acceptance of the affected tablet vaccine candidate and could substantially increase the costs of commercialization.

If Vaxart is not able to obtain, or if there are delays in obtaining, required regulatory approvals, it will not be able to commercialize, or will be delayed in commercializing, its tablet vaccine candidates, and its ability to generate revenue will be impaired.

Vaxart’s tablet vaccine candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain marketing approval for a tablet vaccine candidate will prevent Vaxart from commercializing the tablet vaccine candidate. Vaxart has not received approval to market any of its tablet vaccine candidates from regulatory authorities in any jurisdiction. Vaxart has only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on CROs to assist it in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the tablet vaccine candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Vaxart’s tablet vaccine candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude it obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and elsewhere, is expensive, may take many years and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the tablet vaccine candidates involved. Vaxart cannot assure you that it will ever obtain any marketing approvals in any jurisdiction. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that Vaxart’s data is insufficient for approval and require additional preclinical or other studies, and clinical trials. In addition, varying interpretations of the data obtained from preclinical testing and clinical trials could delay, limit or prevent marketing approval of a tablet vaccine candidate. Additionally, any marketing approval Vaxart ultimately obtains may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Even if Vaxart obtains FDA approval in the United States, it may never obtain approval for or commercialize its tablet vaccine candidates in any other jurisdiction, which would limit its ability to realize each product’s full market potential.

In order to market any of Vaxart’s tablet vaccine candidates in a particular jurisdiction, Vaxart must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA in the United States does not ensure approval by regulatory authorities in other countries or jurisdictions. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional tablet vaccine candidate testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for Vaxart and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of its tablet vaccine candidates in those countries. Vaxart does not have any tablet vaccine candidates approved for sale in any jurisdiction, including in international markets, and it does not have experience in obtaining regulatory approval in international markets. If Vaxart fails to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, Vaxart’s target market will be reduced and Vaxart’s ability to realize the full market potential of any tablet vaccine candidate Vaxart develops will be unrealized.

Even if Vaxart obtains regulatory approval, it will still face extensive ongoing regulatory requirements and its tablet vaccine candidates may face future development and regulatory difficulties.

Any tablet vaccine candidate for which it obtains marketing approval, along with the manufacturing processes, post- approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising and promotional activities for such tablet vaccine candidate, among other things, will be subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety, efficacy and other post-marketing information and reports, establishment registration and drug listing requirements, continued compliance with current Good Manufacturing Practice, or cGMP, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping and current GCP requirements for any clinical trials that Vaxart conducts post-approval. Even if marketing approval of a tablet vaccine candidate is granted, the approval may be subject to limitations on the indicated uses for which the tablet vaccine candidates may be marketed or to the conditions of approval. If its tablet vaccine candidate receives marketing approval, the accompanying label may limit the approved use of Vaxart’s tablet vaccine, which could limit sales.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety and/or efficacy of its tablet vaccine candidates. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if Vaxart does not market Vaxart’s tablet vaccine candidates for their approved indications, Vaxart may be subject to enforcement action for off-label marketing. Violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion of prescription drugs may lead to FDA enforcement actions and investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with Vaxart’s tablet vaccine candidates, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

●	restrictions on manufacturing such tablet vaccine candidate;

●	restrictions on the labeling or marketing of a tablet vaccine candidate;

●	restrictions on tablet vaccine distribution or use;

●	requirements to conduct post-marketing studies or clinical trials;

●	warning letters;

●	withdrawal of the tablet vaccine candidate from the market;

●	refusal to approve pending applications or supplements to approved applications that Vaxart submits;

●	recall of such tablet vaccine candidate;

●	fines, restitution or disgorgement of profits or revenues;

●	suspension or withdrawal of marketing approvals;

●	refusal to permit the import or export of such tablet vaccine candidate;

●	tablet vaccine candidate seizure; or

●	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any of its tablet vaccine candidates. If Vaxart is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Vaxart is not able to maintain regulatory compliance, it may lose any marketing approval that it may have obtained.

Even if Vaxart’s tablet vaccine candidates receive marketing approval, they may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

If Vaxart’s tablet vaccine candidates, including its vaccine for norovirus, receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If they do not achieve an adequate level of acceptance, Vaxart may not generate significant revenues and become profitable. The degree of market acceptance, if approved for commercial sale, will depend on a number of factors, including but not limited to:

●	the efficacy and potential advantages compared to alternative treatments;

●	effectiveness of sales and marketing efforts;

●	the cost of treatment in relation to alternative treatments;

●	Vaxart’s ability to offer its tablet vaccine candidates for sale at competitive prices;

●	the convenience and ease of administration compared to alternative treatments;

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

●	the willingness of the medical community to offer customers its tablet vaccine candidate option in addition to or in the place of injectable vaccines;

●	the strength of marketing and distribution support;

●	the availability of third-party coverage and adequate reimbursement;

●	the prevalence and severity of any side effects; and

●	any restrictions on the use of its tablet vaccine together with other medications.

Because Vaxart expects sales of its tablet vaccine candidates for norovirus, if approved, to generate substantially all of its revenues for the foreseeable future, the failure of this tablet vaccine to achieve market acceptance would harm its business and could require it to seek additional financing sooner than it otherwise plans.

If Vaxart fails to comply with state and federal healthcare regulatory laws, it could face substantial penalties, damages, fines, disgorgement, exclusion from participation in governmental healthcare programs, and the curtailment of its operations, any of which could harm its business.

Although Vaxart does not provide healthcare services, submit claims for third-party reimbursement, it is subject to healthcare fraud and abuse regulation and enforcement by federal and state governments, which could significantly impact its business. The laws that may affect its ability to operate include, but are not limited to:

●

the federal anti-kickback statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it;

●

the civil FCA, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent; knowingly making using, or causing to be made or used, a false record or statement to get a false or fraudulent claim paid or approved by the government; or knowingly making, using, or causing to be made or used, a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

●	the criminal FCA, which imposes criminal fines or imprisonment against individuals or entities who make or present a claim to the government knowing such claim to be false, fictitious or fraudulent;

●	HIPAA, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●

the federal civil monetary penalties statute, which prohibits, among other things, the offering or giving of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a Federal or state governmental program;

●

the federal physician sunshine requirements under the Affordable Care Act, which require certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members; and

●

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.

Further, the Affordable Care Act, among other things, amended the intent requirements of the federal anti-kickback statute and certain criminal statutes governing healthcare fraud. A person or entity can now be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti- Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Moreover, while it does not submit claims and its customers make the ultimate decision on how to submit claims, from time to time, Vaxart may provide reimbursement guidance to its customers. If a government authority were to conclude that Vaxart provided improper advice to its customers or encouraged the submission of false claims for reimbursement, it could face action against it by government authorities. Any violations of these laws, or any action against Vaxart for violation of these laws, even if Vaxart successfully defends against it, could result in a material adverse effect on its reputation, business, results of operations and financial condition.

Vaxart has entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers. Compensation for some of these arrangements includes the provision of stock options. While Vaxart has worked to structure Vaxart’s arrangements to comply with applicable laws, because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which it could be subject to other significant penalties. Vaxart could be adversely affected if regulatory agencies interpret Vaxart’s financial relationships with providers who influence the ordering of and use Vaxart’s products to be in violation of applicable laws.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.

Responding to investigations can be time--and resource-consuming and can divert management’s attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase Vaxart’s costs or otherwise have an adverse effect on its business.

Product liability lawsuits against Vaxart could cause it to incur substantial liabilities and could limit the commercialization of any tablet vaccine candidates it may develop.

Vaxart faces an inherent risk of product liability exposure related to the testing of its tablet vaccine candidates in human clinical trials and will face an even greater risk if it commercially sell any products that it may develop after approval. For instance, since Vaxart’s norovirus tablet challenge study is being conducted in healthy human volunteers, any adverse reactions could result in claims from these injuries and Vaxart could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for any tablet vaccine candidates that it may develop;

●	injury to Vaxart’s reputation and significant negative media attention;

●	withdrawal of clinical trial participants;

●	significant costs to defend any related litigation;

●	substantial monetary awards to trial subjects or patients;

●	loss of revenue; and

●	the inability to commercialize any products it may develop.

Although Vaxart maintains product liability insurance coverage in the amount of up to $5 million per claim and in the aggregate, it may not be adequate to cover all liabilities that it may incur. Additionally, seasonal influenza is a covered vaccine of the National Vaccine Injury Compensation Program, and Vaxart’s participation in that program may require time and resources that impede product uptake, if approved. Vaxart anticipates that it will need to increase its insurance coverage as it continues clinical trials and if it successfully commercializes any products. Insurance coverage is increasingly expensive. Vaxart may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If Vaxart is unable to establish sales, marketing and distribution capabilities either on its own or in collaboration with third parties, it may not be successful in commercializing Vaxart’s tablet vaccine candidates, if approved.

Vaxart does not have any infrastructure for the sales, marketing or distribution of its tablet vaccine candidates, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any tablet vaccine candidates that may be approved, it must build Vaxart’s sales, distribution, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. To achieve commercial success for any tablet vaccine candidates for which it has obtained marketing approval, it will need a sales and marketing organization. While Vaxart does expect to partner its tablet vaccines for seasonal influenza and RSV, Vaxart expects to build a focused sales, distribution and marketing infrastructure to market its other tablet vaccine candidates in the United States, if approved. There are significant expenses and risks involved with establishing its own sales, marketing and distribution capabilities, including its ability to hire, retain and appropriately incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of its internal sales, marketing and distribution capabilities could delay any tablet vaccine candidate launch, which would adversely impact commercialization.

Factors that may inhibit Vaxart’s efforts to commercialize Vaxart’s tablet vaccine candidates on its own include:

●	Vaxart’s inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

●	the inability of sales personnel to obtain access to physicians or attain adequate numbers of physicians to administer its tablet vaccines; and

●	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

Vaxart intends to pursue collaborative arrangements regarding the sale and marketing of its tablet vaccine candidates, if approved, for certain international markets; however, it may not be able to establish or maintain such collaborative arrangements, if able to do so, that its collaborators may not have effective sales. To the extent that Vaxart depends on third parties for marketing and distribution, any revenues it receives will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful.

If Vaxart is unable to build its own sales force in the United States or negotiate a collaborative relationship for the commercialization of its tablet vaccine candidates outside the United States it may be forced to delay the potential commercialization or reduce the scope of its sales or marketing activities. Vaxart could have to enter into arrangements with third parties or otherwise at an earlier stage than it would otherwise choose and it may be required to relinquish rights to its intellectual property or otherwise agree to terms unfavorable to it, any of which may have an adverse effect on its business, operating results and prospects.

Vaxart may be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third-party to perform marketing and sales functions, it may be unable to compete successfully against these more established companies.

If Vaxart obtains approval to commercialize any tablet vaccine candidates outside of the United States, a variety of risks associated with international operations could harm its business.

If its tablet vaccine candidates are approved for commercialization, Vaxart intend to enter into agreements with third parties to market them in certain jurisdictions outside the United States. Vaxart expects that it will be subject to additional risks related to international operations or entering into international business relationships, including:

●	different regulatory requirements for drug approvals and rules governing drug commercialization in foreign countries;

●	reduced protection for intellectual property rights;

●	unexpected changes in tariffs, trade barriers and regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	foreign reimbursement, pricing and insurance regimes;

●	foreign taxes;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	potential noncompliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar anti-bribery and anticorruption laws in other jurisdictions;

●	tablet vaccination shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Vaxart has no prior experience in these areas. In addition, there are complex regulatory, tax, labor and other legal requirements imposed by both the European Union and many of the individual countries in Europe with which it will need to comply.

Recently enacted and future legislation may increase the difficulty and cost for Vaxart to obtain marketing approval of and commercialize Vaxart’s tablet vaccine candidates and affect the prices Vaxart may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of Vaxart’s tablet vaccine candidates, restrict or regulate post-approval activities and affect Vaxart’s ability to profitably sell any tablet vaccine candidates for which it obtains marketing approval.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, collectively the Affordable Care Act, was enacted to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Although the full effect of the Affordable Care Act may not yet be fully understood, the law has continued the downward pressure on pharmaceutical pricing, especially under the Medicare program, and increased the industry’s regulatory burdens and operating costs.

Moreover, the Drug Supply Chain Security Act imposes obligations on manufacturers of prescription drugs in finished dosage forms. Vaxart has not yet adopted the significant measures that will be required to comply with this law. Vaxart is not sure whether additional legislative changes will be enacted, or whether the current regulations, guidance or interpretations will be changed, or what the impact of such changes on Vaxart’s business, if any, may be.

Vaxart expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare vaccines, which could result in reduced demand for its tablet vaccine candidates or additional pricing pressures.

Government involvement may limit the commercial success of its tablet vaccine candidates for influenza.

If an influenza outbreak occurs and is classified as a pandemic or large epidemic by public health authorities, it is possible that one or more government entities may take actions that directly or indirectly have the effect of abrogating some of Vaxart’s rights or opportunities. Vaxart has not manufactured a pandemic vaccine to date, but if Vaxart were to do so, the economic value of such a vaccine to it could be limited.

Various government entities, including the U.S. government, are offering incentives, grants and contracts to encourage additional investment by commercial organizations into preventative and therapeutic agents against influenza, which may have the effect of increasing the number of competitors and/or providing advantages to known competitors. Accordingly, there can be no assurance that Vaxart will be able to successfully establish competitive market share for Vaxart’s influenza vaccines.

In addition, current influenza vaccines are generally trivalent (contain three strains) or quadrivalent (contain four strains). If the FDA requires or recommends, changes in influenza vaccines, for example for a monovalent vaccine or for use of a strain that is not currently circulating in the human population, it is uncertain whether it will be able to produce or manufacture such a vaccine at commercially reasonable rates.

The seasonal nature of its target indications, in particular influenza, may cause significant fluctuations in its operating results.

Influenza is seasonal in nature with sales of current vaccines occurring primarily in the first and fourth quarters of the calendar year. In addition, outbreaks of norovirus and RSV typically occur in the winter season. This seasonal concentration of product sales could cause quarter-to-quarter operating results to vary widely and can exaggerate the consequences of revenues of any manufacturing or supply delays, any sudden loss of inventory, any inability to satisfy product demand, the inability to estimate the effect of returns and rebates, normal or unusual fluctuations in customer buying patterns, or of any unsuccessful sales or marketing strategies during the sales seasons.

Vaxart’s headquarters is located near known earthquake fault zones. The occurrence of an earthquake, fire or any other catastrophic event could disrupt operations or the operations of third parties who provide vital support functions to Vaxart, which could have a material adverse effect on Vaxart’s business and financial condition.

Vaxart is vulnerable to damage from catastrophic events, such as power loss, natural disasters, terrorism and similar unforeseen events beyond Vaxart’s control. Vaxart’s corporate headquarters and other facilities are located in the San Francisco Bay Area, which in the past has experienced severe earthquakes and fires.

Vaxart does not have a disaster recovery and business continuity plan in place. Earthquakes or other natural disasters could severely disrupt Vaxart’s operations, and have a material adverse effect on Vaxart’s business, results of operations, financial condition and prospects.

If a natural disaster, power outage or other event occurred that prevented Vaxart from using all or a significant portion of its headquarters, damaged critical infrastructure, such as its financial systems or manufacturing facility, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for Vaxart to continue business operations for a substantial period of time.

Risks Related to Vaxart’s Dependence on Third Parties

Vaxart intends to manufacture the vaccine tablets for the upcoming clinical studies for the foreseeable future at its own facility. If Vaxart is unable to do so, or is delayed, or if the cost of manufacturing is not economically feasible or if Vaxart cannot find a third-party supplier, Vaxart may be unable to produce tablet vaccine candidates in a sufficient quantity to meet future demand.

From 2012 through the end of December 2017, Vaxart has relied on a third-party contract manufacturer, Lonza Houston, Inc., for the manufacture, labeling, packaging, storage, and distribution of vaccine tablets to supply the clinical phase 1 and phase 2 trials it has conducted to date. Going forward, Vaxart intends to manufacture Phase 1 and Phase 2 clinical trial materials for all its vaccine candidates at its own facility in South San Francisco, California. This transition may result in unanticipated delays and cost more than expected due to a number of factors, including regulatory requirements.

If Vaxart is not able to manufacture sufficient quantities of its tablet vaccine candidates, Vaxart’s development activities would be impaired. In addition, Vaxart’s manufacturing facility will be subject to ongoing, periodic inspection by the FDA or other comparable regulatory agencies to ensure compliance with cGMP. Vaxart’s failure to follow and document Vaxart’s adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of clinical bulk drug substance and finished vaccine tablets for clinical trials, which may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for Vaxart’s tablet vaccine candidates. Vaxart also may encounter problems with the following:

●	achieving adequate or clinical-grade materials that meet FDA or other comparable regulatory agency standards or specifications with consistent and acceptable production yield and costs;

●	shortages of qualified personnel, raw materials or key contractors; and

●	ongoing compliance with cGMP regulations and other requirements of the FDA or other comparable regulatory agencies.

Developing advanced manufacturing techniques and process controls is required to fully utilize Vaxart’s facilities. Advances in manufacturing techniques may render Vaxart’s facilities and equipment inadequate or obsolete.

If Vaxart encounters any of these problems or is otherwise delayed, or if the cost of manufacturing at the South San Francisco facility is not economically feasible or Vaxart cannot find a third-party supplier, Vaxart may not be able to produce tablet vaccine candidates in a sufficient quantity to meet future demand.

Vaxart may not be able to manufacture its tablet vaccine candidate in sufficient quantities to commercialize Vaxart’s tablet vaccine candidates.

In order to receive FDA approval of Vaxart’s tablet vaccine candidates, Vaxart will need to manufacture such tablet vaccine candidates in larger quantities. Vaxart may not be able to increase successfully the manufacturing capacity for its tablet vaccine candidates in a timely or economic manner, or at all. In the event FDA approval is received, Vaxart will need to increase production of its tablet vaccine candidates. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If Vaxart is unable to successfully increase the manufacturing capacity for its tablet vaccine candidates, the clinical trials as well as the regulatory approval or commercial launch of Vaxart’s tablet vaccine candidates may be delayed or there may be a shortage in supply. Vaxart’s tablet vaccine candidates requires precise, high quality manufacturing. Failure to achieve and maintain high quality manufacturing, including the incidence of manufacturing errors, could result in patient injury or death, delays or failures in testing or delivery, cost overruns or other problems that could harm Vaxart’s business, financial condition and results of operations.

The manufacture of pharmaceutical products in compliance with cGMP regulations requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls.

Manufacturers of pharmaceutical products often encounter difficulties in production, including difficulties with production costs and yields, quality control, including stability of the tablet vaccine candidates and quality assurance testing, or shortages of qualified personnel. If Vaxart were to encounter any of these difficulties or otherwise fail to comply with its obligations under applicable regulations, Vaxart’s ability to provide study materials in Vaxart’s clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial materials could delay the completion of its clinical trials, increase the costs associated with maintaining Vaxart’s clinical trial programs and, depending upon the period of delay, require Vaxart to commence new trials at significant additional expense or terminate the studies and trials completely.

Vaxart must comply with cGMP requirements enforced by the FDA through its facilities inspection program. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. Manufacturers of Vaxart’s component materials may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. The FDA or similar foreign regulatory agencies at any time may also implement new standards, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of products. Vaxart has little control over Vaxart’s manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any product supplied is compromised due to Vaxart or its third-party manufacturers’ failure to adhere to applicable laws or for other reasons, Vaxart may not be able to obtain regulatory approval for or successfully commercialize Vaxart’s products, and Vaxart may be held liable for any injuries sustained as a result. Any of these factors could cause a delay of clinical trials, regulatory submissions, approvals or commercialization of its tablet vaccine candidates Vaxart may develop or acquire in the future or entail higher costs or impair its reputation.

Vaxart relies on single source vendors for key tablet vaccine components and certain strains needed in current tablet vaccine candidates, which could impair Vaxart’s ability to manufacture and supply its tablet vaccine candidates.

Vaxart currently depend on single source vendors for certain raw materials used in the manufacture of Vaxart’s tablet vaccine candidates. Any production shortfall that impairs the supply of the relevant raw materials could have a material adverse effect on Vaxart’s business, financial condition and results of operations. An inability to continue to source product from these suppliers, which could be due to regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands or quality issues, could adversely affect Vaxart’s operating results materially or Vaxart’s ability to conduct clinical trials, either of which could significantly harm Vaxart’s business.

Vaxart intends to rely on third parties to conduct, supervise and monitor Vaxart’s clinical trials, and if those third parties perform in an unsatisfactory manner, it may harm Vaxart’s business.

Vaxart intends to rely on CROs and clinical trial sites to ensure the proper and timely conduct of its clinical trials, and Vaxart expects to have limited influence over their actual performance.

Vaxart intends to rely upon CROs to monitor and manage data for its clinical programs, as well as the execution of future nonclinical studies. Vaxart expects to control only certain aspects of its CROs’ activities. Nevertheless, Vaxart will be responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and Vaxart’s reliance on the CROs does not relieve Vaxart of its regulatory responsibilities.

Vaxart and its CROs will be required to comply with the Good Laboratory Practices and GCPs, which are regulations and guidelines enforced by the FDA and are also required by the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities in the form of International Conference on Harmonization guidelines for any of Vaxart’s tablet vaccine candidates that are in preclinical and clinical development. The Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If Vaxart or its CROs fail to comply with GCPs, the clinical data generated in its clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Vaxart to perform additional clinical trials before approving Vaxart’s marketing applications. Accordingly, if Vaxart’s CROs fail to comply with these regulations or fail to recruit a sufficient number of subjects, Vaxart may be required to repeat clinical trials, which would delay the regulatory approval process.

Vaxart’s CROs will not be its employees, and Vaxart will not control whether or not they devote sufficient time and resources to its future clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including Vaxart’s competitors, for whom they may also be conducting clinical trials, or other drug development activities which could harm its competitive position. Vaxart faces the risk of potential unauthorized disclosure or misappropriation of its intellectual property by CROs, which may reduce Vaxart’s trade secret protection and allow its potential competitors to access and exploit its proprietary technology. If its CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Vaxart’s clinical protocols or regulatory requirements or for any other reasons, its clinical trials may be extended, delayed or terminated, and it may not be able to obtain regulatory approval for, or successfully commercialize any tablet vaccine candidate that it develops. As a result, Vaxart’s financial results and the commercial prospects for any tablet vaccine candidate that it develops would be harmed, its costs could increase, and its ability to generate revenues could be delayed.

If Vaxart’s relationship with these CROs terminate, it may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact Vaxart’s ability to meet its desired clinical development timelines. Though Vaxart intends to carefully manage its relationships with Vaxart’s CROs, there can be no assurance that it will not encounter challenges or delays in the future or that these delays or challenges will not have an adverse impact on its business, financial condition and prospects.

Vaxart may seek to selectively establish collaborations, and, if it is unable to establish them on commercially reasonable terms, it may have to alter its development and commercialization plans.

Vaxart’s tablet vaccine development programs and the potential commercialization of its tablet vaccine candidates will require substantial additional cash to fund expenses. For some of its tablet vaccine candidates, including is seasonable influenza and RSV tablets, Vaxart may decide to collaborate with governmental entities or additional pharmaceutical and biotechnology companies for the development and potential commercialization of those tablet vaccine candidates.

Vaxart faces significant competition in seeking appropriate collaborators. Whether Vaxart reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject tablet vaccine candidate, the costs and complexities of manufacturing and delivering such tablet vaccine candidate to patients, the potential of competing products, the existence of uncertainty with respect to Vaxart’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative tablet vaccine candidates for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with Vaxart for its tablet vaccine candidate.

Vaxart’s relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose it to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any tablet vaccine candidates for which Vaxart obtains marketing approval. Vaxart’s future arrangements with third-party payors and customers may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it markets, sells and distributes Vaxart’s medicines for which it obtains marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

●

the federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid;

●

the federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

●

the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

●

the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

●

the federal transparency requirements under the Affordable Care Act requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

●

analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non- governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring vaccine manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

Risks Related to Vaxart’s Intellectual Property

If Vaxart is unable to obtain and maintain patent protection for its platform technology and tablet vaccine candidates or if the scope of the patent protection obtained is not sufficiently broad, it may not be able to compete effectively in its markets.

Vaxart relies upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to its drug development programs and tablet vaccine candidates. Vaxart’s success depends in large part on its ability to obtain and maintain patent protection in the United States and other countries. Vaxart seeks to protect its proprietary position by filing patent applications in the United States and abroad related to its development programs and tablet vaccine candidates. The patent prosecution process is expensive and time- consuming, and Vaxart may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

It is also possible that Vaxart will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. The patent applications that Vaxart owns or in-licenses may fail to result in issued patents with claims that cover any of its tablet vaccine candidates in the United States or in other countries. There is no assurance that the entire potentially relevant prior art relating to its patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated, or held unenforceable. Any successful challenge to these patents or any other patents owned by or licensed to Vaxart could deprive it of rights necessary for the successful commercialization of any tablet vaccine candidates or companion diagnostic that it may develop. Further, if Vaxart encounters delays in regulatory approvals, the period of time during which Vaxart could market a tablet vaccine candidate and companion diagnostic under patent protection could be reduced.

If the patent applications Vaxart holds with respect to its platform technology and tablet vaccine candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for its tablet vaccine candidates, it could dissuade companies from collaborating with Vaxart to develop tablet vaccine candidates, and threaten Vaxart’s ability to commercialize future drugs. Any such outcome could harm its business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect its rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, Vaxart cannot know with certainty whether it was the first to make the inventions claimed in its owned or licensed patents or pending patent applications, or that it was the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of its patent rights are highly uncertain. Vaxart’s pending and future patent applications may not result in patents being issued which protect its technology or tablet vaccine candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and vaccines. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of Vaxart’s patents or narrow the scope of its patent protection.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of its patent applications and the enforcement or defense of its issued patents. On September 16, 2011, the Leahy- Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The U.S. Patent Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of Vaxart’s business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Vaxart’s patent applications and the enforcement or defense of Vaxart’s issued patents, all of which could have an adverse effect on Vaxart’s business and financial condition.

Moreover, Vaxart may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging its patent rights or the patent rights of others. In other countries, it may be subject to or become involved in opposition proceedings challenging its patent rights or the patent rights of others. An adverse determination in any such submission or proceeding could reduce the scope of, or invalidate, its patent rights, allow third parties to commercialize Vaxart’s technology or tablet vaccine candidates and compete directly with Vaxart, without payment to it, or result in its inability to manufacture or commercialize tablet vaccine candidates without infringing third- party patent rights. In addition, if the breadth or strength of protection provided by its patents and patent applications is threatened, it could dissuade companies from collaborating with Vaxart to license, develop or commercialize current or future tablet vaccine candidates.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and its owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit its ability to stop others from using or commercializing similar or identical technology and tablet vaccines, or limit the duration of the patent protection of its technology and tablet vaccine candidates. Moreover, patents have a limited lifespan. In the United States and other countries, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Without patent protection for its current or future tablet vaccine candidates, Vaxart may be open to competition from generic versions of such tablet vaccine candidates. Given the amount of time required for the development, testing and regulatory review of new tablet vaccine candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Vaxart’s owned and licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing tablet vaccine candidates similar or identical to Vaxart’s.

Vaxart may be involved in lawsuits to protect or enforce its patents, the patents of its licensors or its other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors may infringe or otherwise violate Vaxart’s patents, the patents of its licensors or its other intellectual property rights. To counter infringement or unauthorized use, Vaxart may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of Vaxart’s or its licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that such patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of Vaxart’s patents at risk of being invalidated or interpreted narrowly and could put Vaxart’s patent applications at risk of not issuing. The initiation of a claim against a third-party may also cause the third-party to bring counter claims against Vaxart such as claims asserting that its patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non- enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Vaxart cannot be certain that there is no invalidating prior art, of which it and the patent examiner were unaware during prosecution. For the patents and patent applications that Vaxart has licensed, it may have limited or no right to participate in the defense of any licensed patents against challenge by a third-party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Vaxart would lose at least part, and perhaps all, of any future patent protection on its current or future tablet vaccine candidates. Such a loss of patent protection could harm its business.

Vaxart may not be able to prevent, alone or with its licensors, misappropriation of its intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Vaxart’s business could be harmed if in litigation the prevailing party does not offer it a license on commercially reasonable terms. Any litigation or other proceedings to enforce its intellectual property rights may fail, and even if successful, may result in substantial costs and distract its management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Vaxart’s confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of its common stock.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing Vaxart’s ability to protect Vaxart’s tablet vaccine candidates.

The United States has recently enacted and implemented wide-ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Vaxart’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Vaxart’s ability to obtain new patents or to enforce patents that it has licensed or that it might obtain in the future.

Vaxart may not be able to protect its intellectual property rights throughout the world, which could impair its business.

Filing, prosecuting and defending patents covering Vaxart’s tablet vaccine candidates throughout the world would be prohibitively expensive. Competitors may use its technologies in jurisdictions where it has not obtained patent protection to develop their own vaccines and, further, may export otherwise infringing vaccines to territories where Vaxart may obtain patent protection, but where patent enforcement is not as strong as that in the United States. These vaccines may compete with Vaxart’s tablet vaccine candidates in jurisdictions where Vaxart does not have any issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Vaxart’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them or that its trade secrets will be misappropriated or disclosed.

Vaxart seeks to protect its proprietary technology in part by entering into confidentiality agreements with third parties and, if applicable, material transfer agreements, consulting agreements or other similar agreements with its advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose Vaxart’s confidential information, including its trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by its competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that Vaxart’s proprietary position is based, in part, on its know-how and trade secrets, a competitor’s discovery of Vaxart’s trade secrets or other unauthorized use or disclosure would impair its competitive position and may have an adverse effect on its business and results of operations.

In addition, these agreements typically restrict the ability of its advisors, employees, third-party contractors and consultants to publish data potentially relating to its trade secrets, although Vaxart’s agreements may contain certain limited publication rights. Despite its efforts to protect its trade secrets, its competitors may discover its trade secrets, either through breach of Vaxart’s agreements with third parties, independent development or publication of information by any of its third-party collaborators. A competitor’s discovery of Vaxart’s trade secrets would impair its competitive position and have an adverse impact on Vaxart’s business.

Risks Related to the Combined Company

In determining whether you should approve the issuance of shares of Aviragen common stock and other matters related to the merger, as the case may be, you should carefully read the following risk factors in addition to the risks described above, which will also apply to the combined company.

The combined company’s stock price is expected to be volatile, and the market price of its common stock may drop following the merger.

The market price of the combined company’s common stock following the merger could be subject to significant fluctuations following the merger. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

●	the ability of the combined company or its partners to develop product candidates and conduct clinical trials that demonstrate such product candidates are safe and effective;

●	the ability of the combined company or its partners to obtain regulatory approvals for product candidates, and delays or failures to obtain such approvals;

●	failure of any of the combined company’s product candidates to demonstrate safety and efficacy, receive regulatory approval and achieve commercial success;

●	failure to maintain its existing third-party license, manufacturing and supply agreements;

●	failure by the combined company or its licensors to prosecute, maintain, or enforce its intellectual property rights;

●	changes in laws or regulations applicable to the combined company’s product candidates;

●	any inability to obtain adequate supply of product candidates or the inability to do so at acceptable prices;

●	adverse regulatory authority decisions;

●	introduction of new or competing products by its competitors;

●	failure to meet or exceed financial and development projections the combined company may provide to the public;

●	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by the combined company or its competitors;

●

disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain intellectual property protection for its technologies;

●	additions or departures of key personnel;

●	significant lawsuits, including intellectual property or stockholder litigation;

●	if securities or industry analysts do not publish research or reports about the combined company, or if they issue an adverse or misleading opinions regarding its business and stock;

●	changes in the market valuations of similar companies;

●	general market or macroeconomic conditions;

●	sales of its common stock by the combined company or its stockholders in the future;

●	trading volume of the combined company’s common stock;

●	adverse publicity relating to the combined company’s markets generally, including with respect to other products and potential products in such markets;

●	changes in the structure of health care payment systems; and

●	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

If the combined company is required to make certain milestone payments pursuant to a stock purchase agreement with Anaconda Pharma, the combined company may not have the cash necessary to make such payment or the cash set aside for planned expenditure may need to be diverted in order to make such payments, and if such payments are made in shares of the combined company’s common stock, a stockholder’s ownership interest in the combined company would be diluted.

Pursuant to the stock purchase agreement, dated February 25, 2015, by and among between Aviragen, certain shareholders of Anaconda Pharma, a French société par actions simplifiée, or Anaconda, and the other holder representative party thereto, an amount of up to $30.0 million as contingent financial consideration would be payable upon the successful achievement of two future clinical and regulatory milestones. Of such contingent consideration, $10.0 million would be payable, at the combined company’s election, either in cash, shares of the combined company’s common stock, or a combination of cash and shares of the combined company’s common stock, upon the achievement of successful results in the Phase 2 clinical trial for BTA074. The other contingent milestone would be payable in cash. If such contingent consideration becomes due and payable, the combined company’s cash balances may not be sufficient to make such payments. If funds that are meant for corporate or research and development expenses of the combined company are used to pay the contingent consideration, it could have an adverse impact on the growth of the combined company. To the extent that such contingent consideration is paid in shares of the combined company’s common stock, it would lead to a dilution of a stockholders’ ownership interest in the combined company.

Aviragen and Vaxart do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing stockholders of Aviragen and Vaxart sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of September 30, 2017 and shares expected to be issued upon the closing of the merger, the combined company is expected to have outstanding a total of approximately 97.7 million shares of common stock (prior to giving effect to the proposed reverse stock split) immediately following the closing of the merger. Approximately 97.3 million of such shares of common stock (prior to giving effect to the proposed reverse stock split) will be freely tradable, without restriction, in the public market. Approximately 50.1 million of such shares of common stock (prior to giving effect to the proposed reverse stock split) will be held by directors, executive officers of the combined company and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

If the ownership of the combined company common stock is highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the combined company stock price to decline.

Executive officers and directors of the combined company and their affiliates are expected to beneficially own or control approximately 51.2% of the outstanding shares of the combined company common stock following the closing of the merger. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined company assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of the combined company, even if such a change of control would benefit the other stockholders of the combined company. The significant concentration of stock ownership may adversely affect the trading price of the combined company’s common stock due to investors’ perception that conflicts of interest may exist or arise.

Because the merger will result in an ownership change under Section 382 of the Code for Aviragen, pre-merger U.S. net operating loss carryforwards and certain other tax attributes will be subject to limitations.

If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Code, the corporation’s U.S. net operating loss carryforwards and certain other tax attributes arising from before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds fifty percentage points over a rolling three-year period. Similar rules may apply under state and foreign tax laws. The merger will result in an ownership change for Aviragen and, accordingly, Aviragen’s U.S. net operating loss carryforwards and certain other tax attributes will be subject to limitations on their use after the merger.

Changes in tax laws and regulations or in the combined company’s operations may impact the combined company’s effective tax rate and may adversely affect the combined company’s business, financial condition and operating results.

Changes in tax laws in any jurisdiction in which combined company operates, or adverse outcomes from any tax audits that the combined company may be subject to in any such jurisdictions, could result in an unfavorable change in our effective tax rate, which could adversely affect our business, financial condition, and operating results.

In addition, President Trump and Republicans in the U.S. House of Representatives and the Senate have each included corporate tax reform as part of their respective agendas. On November 2, 2017, the Republican members of the House of Representatives introduced a tax reform bill (the “House Bill”) containing significant proposed changes to corporate taxation, including reduction of the corporate tax rate from 35% to 20%, limitation of the tax deduction for interest expense to 30% of earnings (except for certain small businesses), limitation of the deduction for net operating losses to 90% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), and immediate deductions for certain new investments instead of deductions for depreciation expense over time. On November 21, 2017, the Republican members of the Senate also introduced a tax reform bill which includes some, but not all, of the proposals in the House Bill. The proposals, if enacted, could have a material adverse effect on our after tax income and cash flow.

Anti-takeover provisions under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company stockholders to replace or remove the combined company management.

Because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although Aviragen and Vaxart believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as neither Aviragen nor Vaxart can assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “anticipates,” “believes,” “continue,” “could,” “design,” “estimates,” “expects,” “intends,” “may,” “plans,” “potentially,” “predict,” “pro forma” “seeks,” “should,” “will” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements may also include any statements of the plans, strategies and objectives of management with respect to the approval and the closing of the merger, Aviragen’s ability to solicit a sufficient number of proxies to approve the merger and other matters related to the closing of the merger.

For a discussion of the factors that may cause Aviragen, Vaxart or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Aviragen and Vaxart to complete the merger and the effect of the merger on the business of Aviragen, Vaxart and the combined company, see the section titled "Risk Factors."

These forward-looking statements include, but are not limited to, statements concerning the following:

●	the expected benefits of and potential value created by the merger for the stockholders of Aviragen and Vaxart;

●	likelihood of the satisfaction of certain conditions to the completion of the merger and whether and when the merger will be consummated;

●	Aviragen’s ability to control and correctly estimate its operating expenses and its expenses associated with the merger;

●	any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans and the anticipated timing of filings;

●	any statements of plans to develop and commercialize additional products;

●	any statements concerning the attraction and retention of highly qualified personnel;

●	any statements concerning the ability to protect and enhance the combined company's products and intellectual property;

●	any statements concerning developments and projections relating to the combined company’s competitors or industry;

●	any statements concerning the combined company’s financial performance;

●	any statements regarding expectations concerning Aviragen’s or Vaxart’s relationships and actions with third parties; and

●	future regulatory, judicial and legislative changes in Aviragen or Vaxart’s industry.

You should not rely upon forward-looking statements as predictions of future events. Neither Aviragen nor Vaxart can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.

In addition, statements that "Vaxart believes" and similar statements reflect the beliefs and opinions on the relevant subject of Aviragen, Vaxart or the combined company, as applicable. These statements are based upon information available as of the date of this proxy statement/prospectus/information statement, and while Aviragen, Vaxart or the combined company, as applicable, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that Aviragen, Vaxart or the combined company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Aviragen, Vaxart or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Except as required by law, neither Aviragen nor Vaxart undertakes any obligation to update publicly any forward-looking statements for any reason after the date of this proxy statement/prospectus/information statement or to conform these statements to actual results or to changes in expectations.

THE SPECIAL MEETING OF AVIRAGEN STOCKHOLDERS

Date, Time and Place

The special meeting of Aviragen stockholders will be held on               , 2018, at              commencing at                  local time. Aviragen is sending this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by the Aviragen board of directors for use at the Aviragen special meeting and any adjournments or postponements of the special meeting. This proxy statement/prospectus/information statement is first being furnished to stockholders of Aviragen on or about                , 2018.

Purposes of the Aviragen Special Meeting

The purposes of the Aviragen special meeting are:

1.

To consider and vote upon a proposal to approve the issuance of shares of Aviragen common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 27, 2017, by and among Aviragen, Agora Merger Sub, Inc. and Vaxart, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement, or the Merger Agreement, or the Stock Issuance Proposal;

2.

To consider and vote upon the amendment to the certificate of incorporation of Aviragen to effect a reverse stock split of Aviragen common stock, at a ratio in the range of 10 and 20-for-1, with such specific ratio to be mutually agreed upon by Aviragen and Vaxart or, if the Stock Issuance Proposal is not approved, solely by the Aviragen board of directors following the special meeting, the form of which is attached as Annex B to this proxy statement/prospectus/information statement, or the Reverse Stock Split Proposal;

3.

To consider and vote upon a proposal to approve, on non-binding advisory basis, the compensation that will or may become payable by Aviragen to its named executive officers, or the Executive Merger Compensation Proposal;

4.	To consider and vote upon non-binding advisory proposal on the frequency of the advisory vote on the compensation of Aviragen’s named executive officers, or the Say-on-Pay Frequency Proposal; and

5.

To consider and vote upon an adjournment of the Aviragen special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal, or the Adjournment Proposal.

Recommendation of the Aviragen Board of Directors

●

The Aviragen board of directors has determined and believes that the issuance of shares of Aviragen common stock pursuant to the Merger Agreement is in the best interests of Aviragen and its stockholders and has approved such items. The Aviragen board of directors unanimously recommends that Aviragen stockholders vote “FOR” the Stock Issuance Proposal as described in this proxy statement/prospectus/information statement.

●

The Aviragen board of directors has determined and believes that it is advisable to, and in the best interests of, Aviragen and its stockholders to approve the amendment to the certificate of incorporation of Aviragen effecting a reverse stock split at a ratio in the range of 10 and 20-for-1, with such specific ratio to be mutually agreed upon by Aviragen and Vaxart or, if the Stock Issuance Proposal is not approved by Aviragen stockholders, determined solely by the Aviragen board of directors following the special meeting as described in this proxy statement/prospectus/information statement. The Aviragen board of directors unanimously recommends that Aviragen stockholders vote “FOR” the Reverse Stock Split Proposal as described in this proxy statement/prospectus/information statement.

●

The Aviragen board of directors has determined and believes that holding an advisory vote on the compensation that will or may become payable by Aviragen to its named executive officers is in the best interests of Aviragen and its stockholders and has approved such compensation. The Aviragen board of directors unanimously recommends that the Aviragen stockholders vote “FOR” the Executive Merger Compensation Proposal as described in this proxy statement/prospectus/information statement.

●

The Aviragen board of directors has determined and believes that holding an advisory vote on the frequency of the advisory vote on the compensation of Aviragen’s named executive officers is in the best interests of Aviragen and its stockholders. The Aviragen board of directors unanimously recommends that the Aviragen stockholders vote “ONCE EVERY YEAR” as the frequency with which stockholders be asked to vote on a non-binding advisory basis on the compensation of Aviragen’s named executive officers.

●

The Aviragen board of directors has determined and believes that adjourning the Aviragen special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal is advisable to, and in the best interests of, Aviragen and its stockholders and has approved and adopted the proposal. The Aviragen board of directors unanimously recommends that Aviragen stockholders vote “FOR” the Adjournment Proposal to adjourn the Aviragen special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal.

Record Date and Voting Power

Only holders of record of Aviragen common stock at the close of business on the record date,                 , 2018, are entitled to notice of, and to vote at, the Aviragen special meeting. At the close of business on the record date,                 shares of Aviragen common stock were issued and outstanding. Each share of Aviragen common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section titled “Principal Stockholders of Aviragen” for information regarding persons known to the management of Aviragen to be the beneficial owners of more than 5% of the outstanding shares of Aviragen common stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the Aviragen board of directors for use at the Aviragen special meeting.

If you are a stockholder of record of Aviragen as of the record date referred to above, you may vote in person at the Aviragen special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Aviragen special meeting, Aviragen urges you to vote by proxy to ensure your vote is counted. You may still attend the Aviragen special meeting and vote in person if you have already voted by proxy. As a stockholder of record you are entitled:

●	to vote in person, come to the Aviragen special meeting and Aviragen will give you a ballot when you arrive.

●

to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Aviragen before the Aviragen special meeting, Aviragen will vote your shares as you direct.

●

to vote on the Internet, go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by         Eastern Time on          , 2018 to be counted.

If your Aviragen shares are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your Aviragen shares. If you do not give instructions to your broker, your broker can vote your Aviragen shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of the Nasdaq Capital Market on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the Aviragen shares will be treated as broker non-votes. It is anticipated that the Stock Issuance Proposal, the Executive Merger Compensation Proposal and the Say-on-Pay Frequency Proposal will be a non-discretionary item and the Reverse Stock Split Proposal and Adjournment Proposal will be discretionary items.

All properly executed proxies that are not revoked will be voted at the Aviragen special meeting and at any adjournments or postponements of the Aviragen special meeting in accordance with the instructions contained in the proxy. If a holder of Aviragen common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted

●	“FOR” the Stock Issuance Approval to approve the issuance of shares of Aviragen common stock pursuant to the Merger Agreement;

●

“FOR” the Reverse Stock Split Proposal to approve the amendment to the certificate of incorporation of Aviragen effecting a reverse stock split at a ratio in the range of 10 and 20-for-1, with such specific ratio to be mutually agreed upon by Aviragen and Vaxart or, if the Stock Issuance Proposal is not approved by Aviragen stockholders, determined solely by the Aviragen board of directors following the special meeting;

●	“FOR” the Executive Merger Compensation Proposal to vote in favor of Aviragen seeking a non-binding advisory stockholder vote on the compensation of Aviragen’s named executive officers;

●	“ONCE EVERY YEAR” for the Say-on-Pay Frequency Proposal regarding the frequency of non-binding advisory votes to vote on Aviragen’s compensation of its executive officers; and

●

“FOR” the Adjournment Proposal to adjourn the Aviragen special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal in accordance with the recommendation of the Aviragen board of directors.

Aviragen stockholders of record, other than those Aviragen stockholders who have executed support agreements, may change their vote at any time before their proxy is voted at the Aviragen special meeting in one of three ways. First, a stockholder of record of Aviragen can send a written notice to the Secretary of Aviragen stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Aviragen can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of Aviragen can attend the Aviragen special meeting and vote in person. Attendance alone will not revoke a proxy. If an Aviragen stockholder of record or a stockholder who owns Aviragen shares in “street name” has instructed a broker to vote its shares of Aviragen common stock, the stockholder must follow directions received from its broker to change those instructions.

Required Vote

The presence, in person or represented by proxy, at the Aviragen special meeting of the holders of a majority of the shares of Aviragen common stock outstanding and entitled to vote at the Aviragen special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum.

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Stock Issuance Proposal	FOR votes from the holders of a majority of shares properly cast at a meeting at which a quorum is present	Against	None
2	Reverse Stock Split Proposal	FOR votes from the holders of a majority of outstanding shares	Against	Against
3	Executive Merger Compensation Proposal	FOR votes from the holders of a majority of shares properly cast at a meeting at which a quorum is present	Against	None
4	Say-on-Pay Frequency Proposal	Highest number of votes at a meeting at which a quorum is present	No effect	None
5	Adjournment	FOR votes from the holders of a majority of shares properly cast at a meeting at which a quorum is present	Against	None

If a quorum is present, and the Stock Issuance Proposal has received sufficient votes for approval, but the Reverse Stock Split Proposal has not received the requisite votes for approval, and votes representing 2% or less of the aggregate number of shares of Aviragen common stock are needed to obtain such approval, then the special meeting will be adjourned with respect to the Reverse Stock Split Proposal for a maximum of five calendar days, during which period Aviragen will use commercially reasonable efforts to obtain such additional votes.

No Aviragen Proposal is contingent upon any other Aviragen Proposal. Therefore, assuming all other closing conditions have been either satisfied or waived, the merger will be consummated even if the Reverse Stock Split Proposal is not approved by Aviragen’s stockholders. However, if Aviragen’s stockholders do not approve the Reverse Stock Split Proposal to effect the reverse stock split upon the closing of the merger, Aviragen has been advised that The Nasdaq Stock Market LLC will commence delisting proceedings immediately following the closing of the merger. In such event, then pursuant to the Merger Agreement, the combined company’s board of directors will immediately call for a second special meeting following the closing of the merger and request the stockholders of the combined company to approve a reverse stock split that will allow the combined company to remain in compliance with the listing requirements of The Nasdaq Stock Market LLC. The combined company is obligated to use commercially reasonable efforts to take such steps as necessary to ensure the continued listing of the combined company’s common stock on the Nasdaq Capital Market following the closing of the merger. If the Stock Issuance Proposal is not approved but the Reverse Stock Approval is approved, the Aviragen board of directors may nevertheless authorize a reverse split of its common stock at a ratio in the range of 10 and 20-for-1 as determined solely by the Aviragen board of directors in order to satisfy Aviragen’s continued listing requirements on the Nasdaq Capital Market.

As of           , 2018, the directors and executive officers of Aviragen owned less than 1% of the outstanding shares of Aviragen common stock entitled to vote at the Aviragen special meeting. The directors and executive officers of Aviragen owning these shares are subject to support agreement to vote all shares of Aviragen common stock owned by them as of the record date in favor of the issuance of shares of Aviragen common stock in the merger pursuant to the Merger Agreement and the reverse stock split. As of                , 2018, Aviragen is not aware of any affiliate of Vaxart owning any shares of Aviragen common stock entitled to vote at the Aviragen special meeting.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Aviragen may solicit proxies from Aviragen stockholders by personal interview, telephone, telegram, email or otherwise. Aviragen and Vaxart will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Aviragen common stock for the forwarding of solicitation materials to the beneficial owners of Aviragen common stock. Aviragen and Vaxart will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Aviragen has engaged D.F. King & Co, Inc. to assist in the solicitation of proxies and provide related advice and informational support, for a service fee, plus customary disbursements, which are not expected to exceed $15,000 in total, which amount shall be borne equally by Aviragen and Vaxart.

Other Matters

As of the date of this proxy statement/prospectus/information statement, the Aviragen board of directors does not know of any business to be presented at the Aviragen special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Aviragen special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the merger, including the Merger Agreement. While Aviragen and Vaxart believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement attached as Annex A, the opinion of Stifel, Nicolaus & Company, Incorporated attached as Annex C, and the other documents to which you are referred herein. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Background of the Merger

Aviragen is a biopharmaceutical company focused on the discovery and development of direct-acting antivirals to treat infections that have limited therapeutic options and affect a significant number of patients globally. Aviragen has three Phase 2 clinical stage compounds: BTA074 (teslexivir), an antiviral treatment for condyloma caused by human papillomavirus types 6 & 11; vapendavir, a capsid inhibitor for the prevention or treatment of rhinovirus (“HRV”) upper respiratory infections; and BTA585 (enzaplatovir), a fusion protein inhibitor in development for the treatment of respiratory syncytial virus infections. Aviragen also has a preclinical RSV non-fusion inhibitor program.

The Aviragen board of directors and management regularly review Aviragen’s operating and strategic plans in an effort to enhance stockholder value. This review involves, among other things, discussions of opportunities and risks associated with Aviragen’s product candidates, development programs, financial condition and market, as well as consideration of strategic alternatives and options available to Aviragen.

On February 13, 2017, a telephonic conference call was held between Aviragen’s management team and the Aviragen board of directors and outside corporate counsel, Dechert LLP, or Dechert, to discuss the SPIRITUS clinical trial, or the SPIRITUS Trial, top-line and safety data. The top-line data from the SPIRITUS Trial, a multi-center, randomized, double-blind, placebo-controlled, dose-ranging study of vapendavir in moderate to severe asthmatics with a rhinovirus infection was publicly announced after the market close on February 13, 2017. A decision was also made to put on hold the planned Phase 2 trial with vapendavir in hematopoietic stem cell transplant patients until additional analysis on the antiviral data from the SPIRITUS Trial was available.

Although additional data analysis of the SPIRITUS Trial results continued, in light of the negative SPIRITUS Trial results together with the negative clinical results from the BTA585 Phase 2 respiratory syncytial virus (“RSV”) challenge trial, the Aviragen board of directors shortly thereafter initiated a process to identify and evaluate strategic alternatives available to Aviragen that ultimately resulted in the execution of the Merger Agreement with Vaxart. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among members of the transactions committee, Aviragen’s management team, and the management team of Vaxart with the assistance of their respective advisors and under the guidance of each company’s board of directors, after an extensive strategic review process. From the beginning, Aviragen followed a careful process assisted by experienced outside financial, medical, scientific and legal advisors to rigorously examine potential transactions and transaction candidates in a broad and inclusive manner. The following is a summary of the background of the process undertaken by Aviragen, and the identification and evaluation of strategic alternatives and the negotiation of the Merger Agreement, including the circumstances surrounding Aviragen’s decision to review strategic alternatives available to it.

On March 21, 2017 a special board of directors meeting was held with Aviragen’s management team and outside corporate counsel to review and discuss the clinical, regulatory and manufacturing status of Aviragen’s recently completed Phase 2 clinical programs, as well as its ongoing Phase 2 clinical trial with BTA074 for the treatment of condyloma caused by human papilloma virus. In addition to the scientific and clinical presentations, a financial presentation, as prepared by Aviragen management, was given which included a current balance sheet, a financial forecast through June 30, 2018, a preliminary valuation of the royalty streams, a preliminary liquidation valuation and staff reductions. Detailed discussions were held regarding the merits and risks associated with management’s proposed development plan, including market opportunities and risks, development risks, costs and resources required to conduct required research and development activities and to execute such a plan and the expected timeline to proof-of-efficacy and other events likely to result in value to Aviragen’s stockholders. The Aviragen board of directors elected to continue the ongoing Phase 2 clinical trial with BTA074 to completion given that the trial would be fully enrolled by year end and represented an opportunity for value creation. The decision of the board of directors to continue the trial was also influenced by ethical concerns about stopping the trial before completion, as well as Aviragen’s obligations under its agreement with the sellers of BTA074. Representatives of Stifel joined the meeting and the board of directors then discussed the risks and potential benefits and opportunities of a range of strategic alternatives including:

●

pursuing a status quo strategy that would focus on using existing cash and royalties to continue to fund the BTA074 Phase 2 trial and the RSV non-fusion inhibitor programs to reach data readouts in 2018 that might enable a capital raise, if appropriate;

●	selling Aviragen to or merging with another entity that would give value for the BTA074 program and RSV non-fusion inhibitor programs and the anticipated royalties;

●	acquiring a smaller company that was in the broader infectious disease space to increase scale and gain synergies and contained other programs and additional capabilities;

●

reverse merging with another company with which there were no synergies, which would enable Aviragen to monetize its public listing and cash balance, but would likely provide no value for the Aviragen’s clinical programs; or

●	liquidating Aviragen and return cash to stockholders, which would provide no value for the existing programs or the public listing and would likely take several years to complete.

Also at the March 21, 2017 meeting, the Aviragen board of directors then established a transactions committee (as defined below) of the board of directors consisting of John P. Richard (Chairman), Armando Anido and Russell H. Plumb, as a committee of convenience, to assist in the investigation and evaluation of such strategic options and to make recommendations to the Aviragen board of directors with respect to the day-to-day decisions as to process and strategy concerning an assessment of any potential strategic alternatives. The Aviragen board of directors also discussed the evaluation and retention of financial and legal advisors to advise and assist Aviragen in its exploration of a potential strategic transaction and to investigate, pursue and consummate a strategic transaction. Stifel was familiar with Aviragen and its programs. In addition, certain Aviragen board members had prior experience with Stifel and familiarity with the Stifel team from transactions involving other companies and were in favor of engaging Stifel based on such experiences. Following discussion, the Aviragen board of directors formally engaged Stifel as financial advisor and Dechert as legal counsel to assist and advise Aviragen in the evaluation of certain strategic alternatives and any related proposal which may be received by Aviragen.

On April 4, 2017, Aviragen publicly announced that based on a review of the status of its internal programs, resources and capabilities, it planned to explore a wide range of strategic alternatives that included a business combination or strategic merger, in-licensing clinical stage programs, an acquisition, or other transaction that would complement Aviragen’s current pipeline and could maximize both near and long-term value for its stockholders. Aviragen also announced that it had retained Stifel to serve as its financial advisor in the process. Aviragen further announced that it had determined to reduce headcount by 25% to conserve cash.

Between April 4 and May 24, 2017, the transactions committee and members of Aviragen’s management, with assistance from Stifel, conducted a process of identifying and evaluating potential candidates for a strategic transaction. Members of management and representatives of Stifel had initially considered a universe of 167 companies as possible strategic transaction candidates. However, management, with the assistance of Stifel, narrowed that list and management, as well as Stifel at the instruction of management, contacted a broad set of private and public companies that met certain criteria established by the transactions committee consisting of an evaluation of each party’s financing risk at closing; the party’s product pipeline; upcoming milestones with respect to the party’s product candidates likely to occur after a closing that may create greater value for stockholders; the experience and expertise of the party’s management and scientific teams; the party’s investor base and capital structure; the party’s ability to maintain Aviragen’s Nasdaq listing and operate a public company after closing; the relative potential valuations of Aviragen and the party; the party’s ability to effectively fund operations after a closing; and the synergy of the party’s pipeline together with Aviragen’s pipeline. As a result of this process, between April 4 and May 23, 2017, at the direction of the transaction committee and Aviragen management, Stifel sent Aviragen non-confidential materials to a total of 65 parties. Vaxart received its first introductory call from Mark Colonnese on April 6, 2017, an email from Aviragen containing the non-confidential materials on April 10, 2017 and a copy of the form of confidential disclosure agreement, or the CDA, on April 18, 2017. Of those parties that received materials, 34 parties declined further discussions and did not sign CDAs, two parties were interested in alternative structures, and 29 parties, including Vaxart, signed CDAs.

On April 25, 2017, a telephone conference call was held with the transactions committee, representatives from Stifel, Dechert and Aviragen management to discuss the strategic review process. Stifel discussed the status of the strategic alternative outreach and response. Based on the significant number of parties interested in considering a transaction with Aviragen, Stifel recommended a process whereby each party that had expressed an interest in a transaction would be invited to submit bids in writing to Aviragen pursuant to a bid instruction letter and process. The objective of the process would be to facilitate a comparison of the proposals as well as an evaluation of the transaction risks so that the transactions committee could narrow the field of potential parties. An extensive discussion ensued after which the transactions committee instructed Stifel to conduct the strategic review in the manner described and to open up the process to the parties that had expressed interest in participating. As a result, the 29 parties that signed CDAs were sent bid instruction letters with a bid date of May 31, 2017. Vaxart received its bid instruction letter on May 2, 2017. In addition, on that same call the transactions committee noted and discussed the fact that a party with which board member Dr. Dunne was affiliated had indicated an interest in participating in the process. The transactions committee concluded that Dr. Dunne should be recused from any board discussions relating to the strategic review process, at least until the affiliated company was no longer a part of the process.

Between May 4 and May 30, 2017, 25 individual diligence calls were held between parties that executed a CDA and received a bid letter and Aviragen management and representatives from Stifel.

On May 1, May 4, May 5 and May 8, 2017, teleconference calls were held with representatives of Stifel and Aviragen’s management to discuss the status of the strategic review process. On May 9, 2017, the first due diligence call with Vaxart took place with Aviragen’s executive management team that included Dr. Patti, President and Chief Executive Officer, Mr. Colonnese, Executive Vice President and Chief Financial Officer, Dr. John Vernachio, Vice President of Preclinical Development, Dr. Edward Lee, Vice President of Chemistry, Manufacturing and Controls, Ms. Anna Novotney-Barry, Vice President of Clinical Development, Mr. Uday Patel, Vice President of Regulatory Affairs and Mr. Jonas Niaura, Vice President of Corporate Development and Strategy. Also participating by phone was the Vaxart executive management team that included Dr. Latour, President and Chief Executive Officer, Mr. John Harland, Chief Financial Officer and Mr. Samir Singh, Senior Vice President of Corporate Development & Strategy, and representatives from Stifel.

On May 17, 2017, a meeting of the Aviragen board of directors was held with Aviragen’s management and a representative from Dechert. Mr. Dougherty was not present. Mr. Richard, chairman of the transactions committee, updated the board of directors on circumstances regarding the ability of certain directors to participate in the strategic review process. He first confirmed that Dr. Dunne, being affiliated with one of the parties in the strategic review process, would recuse himself from all deliberations and information relating to the strategic review process, at least until such company was no longer part of the process. He also reported that Dr. Cox, who was affiliated with another party in the strategic review process, had informed such other entity that he was recusing himself from that party’s activities and information in connection with the strategic review process. The representative of Dechert then reminded the board members of, and reviewed with them, the fiduciary duties of the board with respect to the strategic review process. Management then reviewed the estimated liquidation value of Aviragen, noting certain assumptions with respect to continuation of the BTA074 trial, royalties, expected expenses and timing. The meeting continued on May 18, 2017. Prior to the beginning of the continuation of the meeting, it was agreed that Mr. Dougherty would not participate in the meeting and it was subsequently agreed that he recuse himself from ongoing board activities due to a potential for a conflict of interest.

Representatives from Stifel joined the meeting on May 18 and were advised to keep the board informed of any conflicts with any of the bidders that Stifel might have. The representatives of Stifel then provided an overview of the biopharma market, including the increase in IPO activity and a rebound in mergers and acquisitions activity. The representatives of Stifel also discussed with the Aviragen board of directors the status of the strategic review process and potential next steps. Stifel was excused from the meeting and the board and management discussed each of the potential parties with Dr. Cox leaving the meeting during discussion of a party with which he was affiliated. The board also discussed other alternatives.

On May 24, 2017, a teleconference call was held with representatives of Stifel and Aviragen’s management to discuss the status of the strategic review process.

On June 8, 2017, a teleconference call was held with representatives of Stifel, the transactions committee and Aviragen’s management to discuss the status of the strategic review process. Indications of interest from 16 parties, including Vaxart, were received by May 31, 2017, the bid deadline. Following an extensive review and discussion of each party that submitted an indication of interest, the transactions committee instructed Stifel to contact Vaxart and four other parties, Party A, Party B, Party C and Party D, to invite them to the second round of the strategic review process and provide a second bid instruction letter. In addition, the transactions committee decided that Aviragen would distribute a merger agreement drafted by Dechert to be marked up by the interested parties and returned with each party’s bid. Following receipt of the second round of indications of interest and marked up merger agreements, the transactions committee would decide which party or parties would move forward into final due diligence and negotiations. The due date for the second indication of interest was fixed at July 19, 2017.

From June 12, 2017 to August 4, 2017, Aviragen’s management team held multiple conference calls with external medical and scientific experts to discuss the programs of Vaxart, Party A, Party B, Party C and Party D.

On June 13, 2017, a telephone conference call was held with the transactions committee, representatives from Stifel, Dechert and Aviragen management to discuss strategy for keeping all five companies engaged in the process.

On June 16, 2017, a telephone conference call was held with the transactions committee, representatives from Stifel, Dechert and Aviragen management to discuss the second bid letter and the merger agreement. In addition, representatives from an investment bank for one of the parties not selected to move forward in round two indicated that its client would be open to returning a sizeable amount of cash back to Aviragen stockholders after the close of the merger. With this new information in hand, this Party E was added to the strategic review process.

Also on June 16, 2017, Vaxart received its second bid letter instructions from Stifel and was instructed that the form of merger agreement would be placed in the data room and that the revised offer should include a markup of the merger agreement.

On June 27 and June 28, 2017, Aviragen management including Dr. Patti, Mr. Colonnese, Mr. Novotney-Barry, Dr. Vernachio, Mr. Patel, Mr. Niaura and Dr. Lee (by phone) and representatives from Stifel held individual face to face meetings with Dr. Latour, Vaxart’s President and Chief Executive Officer, Dr. Liebowitz, Vaxart’s Chief Medical Officer, Mr. Singh, Dr. Tucker, Vaxart’s Chief Scientific Officer (by phone) and Dave Ingamells, Vaxart’s Vice President of Manufacturing (by phone), as well as the executive management teams from Party A, Party B, Party C, Party D and Party E at the offices of Dechert in New York City. The purpose of the meetings was to have additional dialogue regarding the party’s clinical development plans for their programs. During such meetings, each party presented information about its company and the terms of its non-binding proposal, and responded to questions from Aviragen’s management team and Stifel representatives.

On July 1, 2017, management of Party A contacted representatives from Stifel to tell them that Party A was dropping out of the strategic review process.

On July 19, 2017, Vaxart submitted its revised offer including a markup of the merger agreement to Stifel.

On July 19, 2017, a telephone conference call was held with representatives from Stifel and Aviragen’s management. A representative from the investment bank representing Party E indicated that Party E was not interested in participating in the strategic review process and was going to explore other avenues. However, if a return of the cash was not a requirement, then they may make a different decision. Stifel noted that Vaxart, Party B, Party C and Party D had submitted a second round of indications of interest and marked up merger agreements.

On July 20, 2017, a telephone conference call was held with representatives from Stifel, Dechert and Aviragen management to discuss the second round bid-letters and the strategic review process going forward.

In response to additional questions from Aviragen and Stifel, on July 21 and July 24, 2019 Vaxart provided additional diligence materials to support the July 19, 2017 revised offer.

On July 25, 2017, a telephone conference call was held with the transactions committee, representatives from Stifel, Dechert and Aviragen management to discuss the second bid-letters and the marked-up merger agreements. In depth scientific, clinical, financial, and marketing discussions about Vaxart, Party B, Party C and Party D took place. Based on the financial requirements to sufficiently fund the clinical program, the risk associated with the clinical program, and the overall structure of the second indication of interest, the transactions committee decided to terminate discussions with Party B.

On July 28, 2017, Party E submitted a second indication of interest adding to its offer contingent value rights relating to potential milestone payments from Inavir® and to the achievement of clinical and regulatory development milestones for BTA074.

On July 30 and 31, 2017, Vaxart provided additional due diligence information in support of its offer. Later in the day on July 31, 2017, Dr. Patti and Mr. Colonnese from Aviragen, Dr. Latour, Mr. Harland, Dr. Liebowitz, Dr. Tucker and Mr. Singh from Vaxart, and representatives from Stifel participated in a conference call to review the details of the Vaxart offer, the Vaxart business plan and strategy and Vaxart finances.

On August 3, 2017, a telephone conference call was held with the transactions committee, representatives from Stifel, Dechert and Aviragen management to discuss the second bid-letters and the marked up merger agreements from Vaxart, Party C, Party D and Party E. The transactions committee, with the assistance of its advisors, compared the indications of interest from and discussed each of the four parties. The transactions committee reviewed the terms reflected in the letters and considered, among other things, preliminary analysis by Stifel with respect to each of the four potential parties, consisting of, for each such party, a preliminary pro forma analysis of a combination with Aviragen, a selected publicly-traded company analysis, a selected precedent IPO transactions analysis, and a discounted cash flow analysis based on projections provided by Aviragen management. After in-depth discussion, the transactions committee decided not move forward with Vaxart at that time due to the expected timing of upcoming data from a Phase 1 norovirus vaccine study and a Phase 2 influenza challenge study, which was not conducive to concluding a merger within the time frame Aviragen was anticipating. The transactions committee instructed Stifel to contact Party C and Party E to discuss revisions to the terms in their second indication of interest.

On August 7, 2017, representatives from Stifel received a call from Party C indicating that it was withdrawing from the strategic review process.

On August 9, 2017, representatives from Stifel had in-depth conversations with Party E concerning the contingent value rights, proposed ownership split, and funding commitments from existing shareholders. These discussions were shared with Aviragen’s management team later that same day.

On August 11, 2017, the board of directors met and concluded that Mr. Dougherty could resume his full participation in board and committee matters, because the potential for a conflict of interest no longer existed.

On August 15, 2017, the board of directors held its regularly-scheduled meeting, with representatives of Stifel and Dechert participating in all or portions of the meeting. The representatives of Stifel and management discussed with the Aviragen board of directors the bids from each of the parties still in the process. The board of directors also discussed liquidation and the status quo scenarios presented by management at the Aviragen board of directors’ request.

On August 17, 2017, representatives from Stifel and Aviragen’s management had a teleconference with investment banking representatives from Party E and with Party E’s chairman of the board and chief executive officer to discuss the timing and nature of funding commitments from existing shareholders.

On August 21, 2017, a teleconference was held between representatives of Dechert and the legal counsel for Party E to discuss a number of issues related to the merger agreement.

From August 28, 2017 through September 13, 2017, numerous interactions occurred among representatives of Stifel and Aviragen’s management and Party E’s investment bank and management, and between counsel to Party E and representatives of Dechert to discuss the merger agreement and other deal terms. Discussion included a focus on the importance to Aviragen of Party E’s existing investors providing additional funding to Party E as part of a transaction with Aviragen.

On September 11, 2017, Mr. Colonnese attended the Rodman & Renshaw Global Investment Conference in New York City to participate in meetings with investors. During one such meeting a board member and major shareholder of a new party (“Party F”) indicated that the shareholder of Party F was prepared to submit a non-binding cash bid to acquire Aviragen.

On September 12, 2017, a telephone conference call was held with representatives from Stifel and Aviragen management. Stifel informed management that Party E was unsure if an investment into Party E was going to occur as planned. Legal representatives for Party E also raised additional concerns that they believed would add risk to successfully closing the transaction. Given the uncertainty of Party E continuing to participate in the strategic review process, Aviragen management instructed Stifel to re-engage with Vaxart to find out if it had any updates on the progress of its clinical programs.

Later on September 12, 2017, Dr. Latour received a telephone call from a representative of Stifel stating that Aviragen may be interested in re-engaging in discussions with Vaxart and to be prepared to provide an update on the status of Vaxart’s clinical programs.

On September 13, 2017, a teleconference was held with the transactions committee, representatives from Stifel, Dechert and Aviragen management to discuss the appropriate approach to understanding the investment dynamics of Party E.

On September 13, 2017, Dr. Patti sent Dr. Latour an email stating that there may be an opportunity to re-open discussions with Aviragen and expressing an interest in the results of Vaxart’s norovirus and influenza trials. On September 13, 2017, representatives from Stifel were informed by the representatives of Party E’s investment bank that Party E was dropping out of the strategic review process.

On September 18, 2017, Dr. Patti and Dr. Wouter Latour, had a telephone call in which Dr. Latour provided Dr. Patti and update on Vaxart’s clinical trials. Dr. Latour reported that the data from Vaxart’s two ongoing clinical trials had been received earlier than expected and that both trials met their primary objectives, and as a consequence, that Vaxart was open to re-engaging with Aviragen. Following that call, a telephone conference call was held with representatives from Stifel and Aviragen management to discuss the update on the progress of Vaxart’s clinical programs.

On September 19, 2017, an Aviragen board of directors meeting was held by phone with Aviragen’s management and representatives from Dechert and Stifel. Representatives of Stifel discussed with the board the termination of negotiations with Party E and a potential cash offer from Party F. The board of directors also discussed the status of discussions with Vaxart.

On September 20, 2017, Dr. Patti met with Dr. Latour and Mr. Harland at Vaxart’s corporate headquarters in South San Francisco, California to discuss its new clinical trial data, timing of planned clinical trials, the status of Vaxart’s preparedness to participate in the strategic review process and financial projections.

On September 23, Vaxart provided top level due diligence materials to Aviragen regarding Vaxart’s clinical trial data.

On September 25, the Vaxart board of directors held a telephonic meeting with management and Vaxart’s legal advisors, Cooley LLP during which the status of discussions with Aviragen was reviewed.

On September 25, 2017, a teleconference was held with the transactions committee, representatives from Stifel, Dechert and Aviragen management to discuss a nonbinding, conditional offer received from Party F the previous day to acquire all the outstanding shares of Aviragen for $0.81/share in cash. Based on Aviragen management’s financial analysis, Aviragen’s management and the transactions committee believed this price significantly undervalued Aviragen’s financial and clinical assets. It was noted that in discussions between Party F and representatives of Aviragen, Party F had advised that it intended to make the offer directly to stockholders if its offer was not accepted. The transactions committee discussed a proposed response to Party F. Given that Party F could be seeking to commence a tender offer directly to Aviragen’s stockholders, which would prevent the board from negotiating a transaction that would maximize stockholder value, the transactions committee also authorized Dechert to commence preparation of a shareholder rights plan for consideration by the board.

On September 25, 2017, a teleconference was held between Dr. Patti, Mr. Colonnese, Ms. Novotney-Barry, Dr. Vernachio, Mr. Patel, Dr. Lee, and Mr. Niaura and Vaxart’s management that included Dr. Latour, Dr. Liebowitz and Dr. Tucker to discuss the detailed data from the Phase 1 norovirus vaccine trial and the Phase 2 influenza challenge trial.

On September 26, 2017, a call was held between Dr. Patti and Dr. Latour to discuss clinical development plans for Vaxart’s oral tablet vaccine pipeline, Vaxart’s financial model and a general discussion of the position of the Vaxart board of directors regarding a potential transaction.

On September 26, 2017, an Aviragen board of directors meeting was held by phone with Aviragen’s management and representatives from Dechert and Stifel. The Aviragen board of directors, with its advisors, discussed the status of the overture from Party F including its current proposed offer and its unwillingness, following multiple requests, to sign a CDA containing customary standstill provisions in order to receive confidential information that might enable it to increase its bid. It was noted that every other participant in the process had signed such a CDA. The Aviragen board of directors then discussed (i) Aviragen’s potential valuation as compared to a liquidation scenario and a status quo scenario prepared by Aviragen management; (ii) a Party F’s offer; and (iii) a potential merger with Vaxart. Following discussion and, taking into account additional input from Aviragen management, the Aviragen board of directors determined that Party F was not ascribing sufficient value to Aviragen and that its offer accordingly was inadequate. Dr. Cox reported on a recent call he had received from a representative of Party F in which the representative indicated that Party F was considering going public with its offer or otherwise waiting for Aviragen to announce a transaction and then seeking to "jump our deal" with a third-party. It was also noted that the offer from Party F was subject to due diligence, but its unwillingness to sign a CDA with a standstill precluded Party F from undertaking that due diligence. The board agreed, despite being of the view that the offer from Party F was inadequate and highly conditional, that Aviragen should continue to engage with Party F in order to leave no stone unturned in maximizing stockholder value. The board also received an update on the status of a potential transaction with Vaxart. Stifel was then excused from the call and the board engaged in an initial discussion of whether to implement a shareholder rights plan in light of the overtures from Party F. Presentations were made by Dechert regarding how such a plan would work and its potential benefits. The board authorized counsel to move forward with a shareholder rights plan in order to be best prepared to respond to the tactics that had been threatened by Party F, which could handcuff the board in its ongoing efforts to maximize stockholder value.

On September 27, 2017, representatives from Stifel had a call with Party F’s main investor and their management to discuss their refusal to sign a CDA with a standstill as had been signed by every other party in the process. The representatives of Stifel also indicated that Party F’s first offer was inadequate and reiterated that by reviewing confidential information Party F could be in a better position to make an offer that the Aviragen board of directors would reconsider. Party F reiterated its position that it would be submitting a revised non-binding offer contingent on diligence.

On September 28, 2017, Dr. Patti and Mr. Colonnese had a call with Dr. Latour and Mr. Harland to further discuss Vaxart’s financial projections, their clinical development plans for their oral tablet vaccine pipeline and their norovirus commercialization plans, which was followed by the email delivery to Aviragen of updated development plans and other financial information regarding Vaxart. Also on September 28, a teleconference was held with the transactions committee, representatives from Stifel, Dechert and Aviragen management to review the revised non-binding, conditional offer from Party F. It was noted, that in response to a communication from Stifel that the original offer was inadequate, Party F had increased its offer from $0.81 per share to $0.84 per share and added a contingent value right (“CVR”) that would be payable upon FDA approval of any one of the Aviragen’s current assets. It was also noted that Party F continued to be unwilling to execute a confidentiality agreement with a standstill in order to review information which would provide a fuller picture regarding Aviragen’s value. The transactions committee directed the representatives of Stifel to inform Party F that it would respond to the counter-proposal next week after the planned board meeting.

From September 28 to October 14, 2017, additional diligence materials were provided and multiple calls were held between Dr. Patti, Mr. Colonnese and Mr. Niaura, on the one hand, and Dr. Latour and Mr. Harland, on the other, to conduct detailed due diligence and discuss Vaxart’s investor relations plan, the status of its intellectual property portfolio, Vaxart’s financial statements and the status of a potential debt financing by Vaxart, and the status of their press releases related to the Phase 1 norovirus oral tablet vaccine trial results and Phase 2 influenza challenge vaccine trial results. On October 2, 2017, a teleconference was held with the transactions committee, representatives from Stifel, Dechert and Aviragen management to discuss the status of the strategic review process. In addition, the representatives of Stifel discussed a preliminary analysis of the potential value of Aviragen as compared to a liquidation scenario and a status quo scenario as presented by Aviragen’s management. The representatives of Stifel also discussed a preliminary valuation analysis of the revised proposal by Party F and a preliminary valuation analysis of the proposed transaction with Vaxart. The transactions committee engaged in an extensive discussion of Aviragen’s valuation and compared that valuation against the proposals of Vaxart and of Party F. The transactions committee then discussed a potential response to Party F, directing Stifel to inform Party F that it would need to increase its offer.

On October 3, 2017, representatives from Stifel had a call with Party F’s main investor and its management to discuss Aviragen’s valuation. Party F demanded a formal written response to its non-binding offer.

On October 4, an Aviragen board of directors meeting was held by phone with Aviragen’s management and representatives from Dechert and Stifel. The representatives of Stifel discussed with the Aviragen board of directors the preliminary analyses of Aviragen and the revised proposal by Party F and the proposed transaction Vaxart that had been discussed by the transactions committee. The board engaged in an extensive discussion regarding the alternatives and determined that Aviragen should continue moving forward with negotiations with Vaxart, and declined to further engage with Party F unless it signed a CDA.

On October 6, the Vaxart board of directors held a telephonic meeting with management and Cooley LLP where the status of discussions with Aviragen was reviewed.

On October 10 and 11, 2107, Dr. Latour and Dr. Liebowitz made presentations to Dr. Patti and Mr. Colonnese as well as to several Aviragen board members at Dechert’s offices in New York City. The presentations described in detail Vaxart’s oral recombinant vaccines based on its proprietary delivery platform, Vaxart’s recent clinical data from Phase 1 norovirus oral tablet vaccine trial results and Phase 2 influenza challenge vaccine trial, the market opportunity for a norovirus oral tablet vaccine and its financial projections.

On October 12, 2017, the Vaxart board of directors held a telephonic meeting with management and Cooley LLP. During this meeting, Vaxart’s legal advisors reviewed the terms of the merger and the merger agreement with the board, including the economic terms, key provisions including closing conditions and termination rights. A representative of Cooley LLP also outlined for the board their fiduciary duties in connection with the proposed merger with Aviragen, discussed certain interests of various board members by virtue of certain directors’ affiliations with venture capital funds that hold securities of Vaxart and interests of members of management in connection with their continued employment after the completion of the proposed merger and described for the board the actions they would be required to be taking in connection with approving the transaction in a subsequent meeting.

On October 13, 2017, an Aviragen board of directors meeting was held by phone with Aviragen’s management and representatives from Dechert and Stifel. Dr. Patti updated the board on the status of discussions with Vaxart. He also noted that most of the board members had utilized the opportunity earlier in the week to meet with management of Vaxart and to better understand its technology and prospects. He informed the board that there had not been any interaction with Party F since it was advised that its offer was not adequate. Stifel reviewed its preliminary financial analysis of the proposed transaction with Vaxart. A review was led by Dechert of the current terms of the merger agreement with Vaxart. Several questions were asked and answered, and a general discussion ensued.

On October 16, 2017, a telephone conference call was held with representatives from Stifel, Dechert and Aviragen management to discuss the latest version of the merger agreement, the proposed exchange ratio, the status of the various press releases and updated balance sheets of the individual and combined Aviragen and Vaxart.

Between October 16, 2017 and October 26, 2017, representatives of Dechert and counsel to Vaxart discussed various terms of the Merger Agreement and exchanged drafts of the Merger Agreement, as well as of the support agreements and other documentation. Representatives of Dechert discussed with counsel to Vaxart and counsel for Vaxart’s principal lender, the terms of Oxford’s consent to the merger. The parties also continued their legal diligence of each other.

On October 27, 2017, the Vaxart board of directors held a telephonic meeting with Cooley LLP. The directors acknowledged and discussed that they had met and discussed on numerous occasions, both formerly and informally, the potential merits and risks to Vaxart and its stockholders of the merger and the merger agreement, the chronology of events leading to the proposals to approve the merger, the negotiations with the investors in such financing and with Vaxart with respect to the merger, and the terms and conditions of the merger, including of the potential merits and risks of the proposed transactions. A representative of Cooley LLP, Vaxart’s outside legal counsel, summarized the process undertaken by Vaxart leading to the proposed merger. The Vaxart board of directors acknowledged the fact that the merger contemplated by the merger agreement may constitute a potential interested party transaction under Delaware law by virtue of certain directors’ affiliations with venture capital funds that hold securities of Vaxart. During the meeting, a representative of Cooley LLP reviewed with the Vaxart board of directors the fiduciary duties of the board members in the context of the proposed merger contemplated by the merger agreement. A representative of Cooley LLP also summarized to the board the changes to the terms and conditions of the proposed merger, the merger agreement and the related ancillary documents since the meeting on October 12, 2017 when a more detailed summary of terms was discussed, including support agreements signed by certain directors and officers owning securities of Vaxart and Aviragen, and answered directors’ questions. After discussion, the Vaxart board of directors unanimously (i) approved and adopted the merger agreement, determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and fair to, and in the best interests of, Vaxart and its stockholders, (ii) authorized and approved the merger, (iii) approved and adopted the related transaction documents, including the support agreements, (iv) resolved to recommend that the stockholders of Vaxart approve and adopt the merger agreement and (v) approved certain other related matters.

On October 27, 2017, representatives of Dechert provided the fully negotiated and final transaction documents consisting of the Merger Agreement, disclosure schedules, support agreements and lock-up agreements for dissemination to the transactions committee and board of directors.

Later on October 27, 2017, the Aviragen board of directors held a telephonic meeting with members of Aviragen executive management with representatives of Stifel and Dechert present. During the meeting, representatives of Dechert reviewed with the Aviragen board of directors the terms of the Merger Agreement. Representatives of Stifel reviewed the results of its financial analysis with respect to the merger and presented and delivered to the Aviragen board of directors Stifel’s oral opinion, which opinion was confirmed in writing on the same date, that, as of such date, and based upon and subject to the various limitations, matters, qualifications and assumptions set forth in its written opinion, the merger consideration to be paid by Aviragen to Vaxart stockholders in the merger pursuant to the Merger Agreement was fair to Aviragen, from a financial point of view, as more fully described in the section titled “The Merger—Opinion of the Financial Advisor to the Aviragen Board of Directors.” Stifel representatives then responded to questions from the Aviragen board of directors regarding its financial analysis. After the presentations and discussions, the Aviragen board of directors unanimously (a) determined that the transaction, the issuance of shares of Aviragen common stock pursuant to the transaction and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Aviragen and its stockholders, (b) approved the issuance of shares of Aviragen common stock pursuant to the transaction, the Merger Agreement and the other transactions contemplated thereby, (c) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (d) resolved to recommend that the Aviragen stockholders vote to approve the issuance of shares of Aviragen common stock in the transaction pursuant to the terms of the Merger Agreement.

Following the Aviragen board meeting through the early morning of October 28, 2017, the legal counsels of Aviragen and Vaxart finalized the ancillary documents and exchanged signature pages to the Merger Agreement and related documents and the Merger Agreement was formally signed.

Before the opening of the Nasdaq Stock Market on October 30, 2017, Aviragen and Vaxart issued a joint press release announcing the execution of the Merger Agreement and the plans of Aviragen and Vaxart to consummate the merger.

Aviragen Reasons for the Merger

As noted above, the Aviragen board of directors and executive management team have regularly reviewed and discussed Aviragen’s operating and strategic plans, both near-term and long-term, as well as potential partnerships and strategic transactions, in an effort to enhance stockholder value. These reviews and discussions have focused, among other things, on the opportunities and risks associated with Aviragen’s business and financial condition and strategic relationships and other strategic options. In particular, recent setbacks in the clinical development of certain of Aviragen’s product candidates have prompted the Aviragen board of directors to focus on alternative means for providing returns to stockholders.

In the course of its evaluation of the merger and the Merger Agreement, the Aviragen board of directors held numerous meetings, consulted with Aviragen’s executive management, legal counsel and financial advisors, and reviewed and assessed a significant amount of information and, in reaching its unanimous decision to approve the merger, the issuance of shares of Aviragen common stock pursuant to the Merger Agreement and the other transactions contemplated by the Merger Agreement, the Aviragen board of directors considered a number of factors, including, among others, the following:

●

The Aviragen board of directors considered the historical and current information concerning Aviragen’s business, financial performance, financial condition, including Aviragen’s cash position, operations, management and competitive position, the prospects of Aviragen and its product candidates, the nature of the biotechnology industry generally, including financial projections of Aviragen under various scenarios and its short- and long-term strategic objectives and the related risks and the belief that the combination of Aviragen’s and Vaxart’s businesses would create more value for Aviragen stockholders in the long-term than Aviragen could create as an independent, stand-alone company.

●

The Aviragen board of directors’ belief, based in part on the judgment, advice and analysis of Aviragen management with respect to the potential strategic, financial and operational benefits of the merger (which judgment, advice and analysis was informed in part by the business, technical, financial, accounting and legal due diligence investigation performed by Aviragen with respect to Vaxart), that Vaxart’s proprietary technology platform, with its broad applicability in the pharmaceutical industry, as well as its product pipeline, which includes clinical stage candidates that address sizeable market opportunities, and may provide new medical benefits for patients and returns for investors.

●

The Aviragen board of directors also reviewed with the management of Aviragen the current development plans of Vaxart to confirm the likelihood that the combined company would possess sufficient resources, or have access to sufficient resources, to allow the management team to focus on its plans for the continued development of Vaxart’s product pipeline, as well as the continued development of BTA 074, assuming a successful Phase 2 trial. The Aviragen board of directors also considered the possibility that the combined company would be able to take advantage of the potential benefits resulting from the combination of the Aviragen public company structure with the Vaxart business to raise additional funds in the future.

●

The Aviragen board of directors also considered the valuation and business prospects of all the potential strategic transaction candidates. In particular, their collective view was that Vaxart was the most attractive candidate because of the promising results of previous clinical trials with its influenza vaccine and its norovirus vaccine, the possibility for expedited regulatory review of certain of its products in the United States and the large market opportunities that Vaxart’s products address. After considering the comprehensive diligence review that Aviragen management had completed of other prospective transaction partners, the board concluded that the merger with Vaxart would create a publicly traded company focused on advancing its proprietary technology platform, with its broad applicability in the pharmaceutical industry, as well as its product pipeline, which includes clinical stage candidates that address sizeable market opportunities, and that would create more value for Aviragen’s stockholders than any of the other alternatives the board had considered.

●

The Aviragen board of directors concluded that the merger would provide existing Aviragen stockholders a significant opportunity to participate in the potential growth of the combined company following the merger.

●

The Aviragen board of directors also considered that the combined company will be led by an experienced senior management team from Vaxart and a board of directors with representation from each of the current boards of directors of Aviragen and Vaxart.

●

The Aviragen board of directors considered the financial analyses of Stifel, which Aviragen had engaged to act as its financial advisor in connection with the merger, including in connection with the Aviragen board of directors’ consideration and evaluation of certain potential strategic alternatives, and the opinion of Stifel that, as of the date of such opinion, and based upon and subject to the various limitations, matters, qualifications and assumptions set forth in its written opinion, the merger consideration to be paid by Aviragen to Vaxart stockholders in the merger pursuant to the Merger Agreement, was fair to Aviragen, from a financial point of view, as more fully described in the section titled “The Merger—Opinion of the Financial Advisor to the Aviragen Board of Directors.”

The Aviragen board of directors also reviewed the recent results of operations and financial condition of Aviragen, including:

●	the failure of vapendavir to meet the primary endpoint in its Phase 2 SPIRITUS trial and the failure of BTA585 to meet the primary endpoint in its Phase 2 challenge trial;

●	the clinical development risks associated with continuing to develop vapendavir and BTA585, including additional clinical studies that would be required and the potential market value of each product;

●

the loss of the certain operational capabilities of Aviragen, and the risks associated with continuing to operate Aviragen on a stand-alone basis, including the resources needed to continue to develop vapendavir and the need to develop its remaining pipeline of product candidates to continue its operations;

●

the results of substantial efforts made over a significant period of time by Aviragen’s senior management and financial advisor to solicit strategic alternatives for Aviragen to the merger, including the discussions that Aviragen management, Aviragen’s representatives and the Aviragen board of directors had in 2017 with other potential strategic transaction candidates;

●	current financial market conditions and historical market prices, volatility and trading information with respect to Aviragen common stock; and

●

the risks, costs and timing and limited amount, if any, that would be distributable to Aviragen stockholders associated with a potential liquidation of the company. Based upon Aviragen’s estimated cash balance of approximately $31.5 million as of October 31, 2017 and Aviragen management’s estimates of future liabilities with respect to clinical and contingent contractual obligations, including a $10 million contingent payment related to the Anaconda stock purchase agreement, insurance, professional costs and other corporate expenses, lease expenses, compensation and severance expenses, debt repayment expenses and other wind-down expenses, Aviragen management estimated that Aviragen would have a base case liquidation value (including the value of projected royalty amounts) of approximately $22.4 million ($0.58 per share) that would be distributable to Aviragen stockholders. The timing of paying this estimated liquidation distribution is unknown and could take a significant period of time. In addition to the liquidation analysis, the Aviragen board of directors also considered pursuing a status quo strategy that would focus on using existing cash and royalties to continue to fund the BTA074 Phase 2 trial and the RSV non-fusion inhibitor programs to reach data readouts in 2018 that might enable a capital raise. Based on Aviragen management’s estimates of cash, future liabilities with respect to clinical and contingent contractual obligations, insurance and professional costs, other corporate expenses, lease expenses, compensation and severance expenses, debt repayment expenses and other expenses, and assuming the $10 million contingent payment related to the Anaconda stock purchase agreement would not be payable, Aviragen management’s estimated that Aviragen would have a post Phase 2 clinical trial base case status quo value of $25 million ($0.65 per share).

The Aviragen board of directors also reviewed the terms of the Merger Agreement and associated transactions, including:

●	the relative percentage ownership of Aviragen securityholders and Vaxart securityholders immediately following the closing of the merger;

●

the number and nature of the conditions to Vaxart’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the merger will be consummated on a timely basis;

●

the rights of, and limitations on, Aviragen under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances, should Aviragen receive a “superior offer” (as defined below);

●

the reasonableness of the potential termination fee of up to $1.95 million, which could become payable by Aviragen if the Merger Agreement is terminated in certain circumstances and certain events occur;

●

the agreement by the stockholders of Vaxart holding the requisite number of shares of Vaxart capital stock to vote such shares in favor of approving the transactions contemplated by the Merger Agreement and against actions that could adversely affect the closing of the merger; and

●

the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Aviragen board of directors also considered a variety of risks and other countervailing factors related to the merger, including:

●

the up to $1.95 million termination fee payable by Aviragen upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to Aviragen stockholders;

●	the substantial expenses to be incurred in connection with the merger;

●	the possible volatility, at least in the short term, of the trading price of the Aviragen common stock resulting from the announcement of the merger;

●

the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger or on the delay or failure to complete the merger on the reputation of Aviragen;

●	the risk to the business of Aviragen, operations and financial results in the event that the merger is not consummated;

●

the strategic direction of the continuing entity following the closing of the merger, which will be determined by a combination of individuals from Vaxart’s management team and a board of directors initially comprised of a combination of Aviragen’s and the Vaxart board of directors; and

●

various other risks associated with the combined company and the merger, including those described in the sections titled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

The foregoing information and factors considered by the Aviragen board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Aviragen board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Aviragen board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Aviragen board of directors may have given different weight to different factors. The Aviragen board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Aviragen management team and the legal and financial advisors of Aviragen, and considered the factors overall to be favorable to, and to support, its determination.

Vaxart Reasons for the Merger

In the course of reaching its decision to approve the merger, the Vaxart board of directors consulted with its senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

●

the potential increased access to sources of capital at a lower cost and a broader range of investors to support Vaxart’s commercialization efforts than it could otherwise obtain if it continued to operate as a privately-held company;

●	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

●

the Vaxart board of directors’ belief that no alternatives to the merger were reasonably likely to create greater value for the Vaxart stockholders after reviewing the various strategic options to enhance stockholder value that were considered by the Vaxart board of directors;

●	the cash resources of the combined company expected to be available at the closing of the merger, including Aviragen’s cash balance of $32.7 million as of October 31, 2017;

●

the availability of appraisal rights under the DGCL to holders of Vaxart common stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Vaxart common stock as determined by the Delaware Court of Chancery;

●	the expectation that the merger with Aviragen would be a more time- and cost-effective means to access capital than other options considered;

●	the terms and conditions of the Merger Agreement, including, without limitation, the following:

●

the determination that the expected relative percentage ownership of Aviragen securityholders and Vaxart securityholders in the combined company was appropriate based, in the judgment of the Vaxart board of directors, on the board of directors’ assessment of the approximate valuations of Aviragen and Vaxart and the comparative costs and risks associated with alternatives to the merger.

●

the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Vaxart stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Vaxart common stock for Aviragen common stock pursuant to the merger.

●	the limited number and nature of the conditions of the obligation of Aviragen to consummate the merger.

●	the conclusion of the Vaxart board of directors that the potential termination fee of $1.95 million payable by Aviragen to Vaxart and the circumstances when such fee may be payable, were reasonable.

●	the fact that shares of Aviragen common stock issued to Vaxart stockholders will be registered on a Form S-4 registration statement by Aviragen and will become freely tradable; and

●	the likelihood that the merger will be consummated on a timely basis.

The Vaxart board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

●

the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Vaxart and the ability of Vaxart to obtain financing in the future in the event the merger is not completed;

●	the risk that the merger might not be consummated in a timely manner or at all;

●	the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;

●	the additional public company expenses and obligations that Vaxart’s business will be subject to following the merger that it has not previously been subject to; and

●	various other risks associated with the combined company and the merger, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus/information statement.

Opinion of the Financial Advisor to the Aviragen Board of Directors

Aviragen engaged Stifel to act as its financial advisor in connection with the merger. On October 27, 2017, Stifel delivered to the Aviragen board of directors its oral opinion, subsequently confirmed in writing by delivery of a written opinion dated October 27, 2017, or the Opinion, that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of review set forth therein, the aggregate number of shares of Aviragen common stock issuable in the merger by Aviragen to holders of shares of Vaxart common stock (other than shares held by Vaxart as treasury stock or held or owned by Vaxart, any subsidiary of Vaxart, or Merger Sub, and shares owned by stockholders who are entitled to and who properly exercise and perfect appraisal rights, or dissenting shares) (referred to in this section as the “Merger Consideration”) pursuant to the Merger Agreement was fair to Aviragen, from a financial point of view.

Aviragen did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering its Opinion. In selecting Stifel, the Aviragen board of directors considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the healthcare and biopharmaceutical sectors and in providing strategic advisory services in general. Stifel, as part of its investment banking business, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Stifel and its clients may transact in the equity securities of Aviragen and may at any time hold a long or short position in such securities.

The full text of the written Opinion that Stifel delivered to the Aviragen board of directors is attached to this registration statement as Annex C and is incorporated into this document by reference. The summary of Stifel’s Opinion set forth in this registration statement is qualified in its entirety by reference to the full text of the Opinion. Aviragen stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and limits of the review undertaken by Stifel in connection with such Opinion.

Stifel’s Opinion was for the information of, and directed to, the Aviragen board of directors for its information and assistance in connection with its consideration of the financial terms of the merger. Stifel’s Opinion did not constitute a recommendation to the Aviragen board of directors or any other person as to how the Aviragen board of directors or any other person should vote or otherwise act with respect to the merger or any other matter, or to any stockholder of Aviragen or Vaxart as to how any such stockholder should vote or act with respect to the merger or any other matter, including whether or not any stockholder of Aviragen or Vaxart should exercise any dissenters’, appraisal or similar rights that may be available to such stockholder. In addition, Stifel’s Opinion did not compare the relative merits of the merger with any other alternative transactions or business strategies which may have been available to Aviragen and did not address the underlying business decision of the Aviragen board of directors to proceed with or effect the merger.

In connection with its Opinion, Stifel, among other things:

●	reviewed the financial terms contained in a draft dated October 26, 2017 of the Agreement;

●

reviewed certain publicly available financial and other information for Aviragen and Vaxart, respectively, and certain other relevant financial and operating data furnished to Stifel by the management of Aviragen;

●	reviewed and analyzed certain relevant historical financial and operating data concerning Aviragen and Vaxart furnished to Stifel by the management of Aviragen;

●

reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning Aviragen and Vaxart prepared by the management of Aviragen, including projections for Aviragen and Vaxart provided by the management of Aviragen and reflecting the probabilities of technical success determined by the management of Aviragen, or the Aviragen Projections and the Vaxart Projections, respectively, and utilized per instruction of Aviragen;

●

reviewed pro forma projections for Aviragen and Vaxart giving effect to the merger, or the Pro Forma Projections, and reflecting the probabilities of technical success determined by the management of Aviragen, provided to Stifel by the management of Aviragen, and utilized per instruction of Aviragen;

●

discussed with certain members of the management of Aviragen the historical and current business operations, financial condition and prospects of Aviragen and Vaxart and such other matters as Stifel deemed relevant;

●

reviewed and analyzed certain operating results of Aviragen and Vaxart as compared to the operating results and the reported price and trading histories of certain publicly traded companies that Stifel deemed relevant;

●	reviewed and analyzed certain financial terms of the merger as compared to the financial terms of certain selected business combinations that Stifel deemed relevant for Aviragen and Vaxart;

●	reviewed and analyzed certain financial terms of certain initial public offerings that certain companies completed that Stifel deemed relevant for Vaxart;

●

reviewed and analyzed, based on the Aviragen Projections and the Vaxart Projections, the cash flows generated by Aviragen and Vaxart on stand-alone bases to determine the respective present values of those discounted cash flows;

●	reviewed certain pro forma financial effects of the merger;

●

considered the results of Aviragen’s efforts and Stifel’s efforts, at the direction of Aviragen, to solicit indications of interest from selected third parties with respect to a transaction involving Aviragen; and

●

reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Stifel deemed relevant for purposes of Stifel’s Opinion. In addition, Stifel took into account Stifel’s assessment of general economic, market and financial conditions and Stifel’s experience in other transactions, as well as Stifel’s experience in securities valuations and Stifel’s general knowledge of the industry in which Aviragen and Vaxart operate.

In conducting its review and rendering its Opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of Aviragen or Vaxart, or that was otherwise reviewed by Stifel, and Stifel did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts and projections supplied to Stifel by Aviragen (including, without limitation, the Aviragen Projections, the Vaxart Projections and the Pro Forma Projections), Stifel assumed, at the direction of Aviragen, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Aviragen as to the future operating and financial performance of Aviragen and Vaxart, as applicable, and that they provided a reasonable basis upon which Stifel could form its Opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such forecasts and projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasted and projected financial information. Stifel relied on these forecasts and projections without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof. Stifel expressed no opinion as to the Aviragen Projections, the Vaxart Projections, the Pro Forma Projections or any other estimates, forecasts or projections or the assumptions on which they were made.

Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Aviragen or Vaxart since the date of the last financial statements of Aviragen and Vaxart made available to Stifel. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of either Aviragen’s or Vaxart’s assets or liabilities, nor was Stifel furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumed no responsibility for their accuracy.

Stifel assumed, with the Aviragen board of directors’ consent, that there were no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the merger would be satisfied and not waived. In addition, Stifel assumed that the Merger Agreement would not differ materially from the draft Stifel reviewed. Stifel also assumed that the merger would be consummated substantially on the terms and conditions described in the Merger Agreement and by the management of Aviragen, without any waiver of material terms or conditions by Aviragen or any other party and without any anti-dilution or other adjustment to the Merger Consideration, and that obtaining any necessary regulatory or other approvals or satisfying any other conditions for the closing of the merger would not have an adverse effect on Aviragen, Vaxart or the merger. Stifel assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. Stifel further assumed that Aviragen has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Aviragen, the merger, and the Merger Agreement.

Stifel’s Opinion was limited to whether, as of the date of the Opinion, the Merger Consideration to be paid by Aviragen to the holders of shares of Vaxart common stock (other than shares held by Vaxart as treasury stock or held or owned by Vaxart, any subsidiary of Vaxart, or Merger Sub, and dissenting shares) was fair to Aviragen, from a financial point of view, and did not address any other terms, aspects or implications of the merger, including, without limitation, the form or structure of the merger, any consequences of the merger on Aviragen, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. Without limiting the generality of the foregoing, Stifel assumed that the Exchange Ratio will not be adjusted for Aviragen cash or Vaxart cash or for equity financings by Vaxart. Stifel’s Opinion also did not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Aviragen board of directors or Aviragen; (ii) the legal, financial reporting, tax, accounting or regulatory consequences of the merger on Aviragen or the holders of any class of securities of Aviragen, including, without limitation, whether or not the merger will qualify as a tax-free reorganization pursuant to Section 368 of the Code; (iii) the fairness of the amount or nature of any compensation to any of Aviragen’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of Aviragen’s securities; or (iv) the effect of the merger on, or the fairness of the consideration to be received by, holders of any class of securities of Aviragen, or any class of securities of any other party to any transaction contemplated by the Agreement. Furthermore, Stifel did not express any opinion as to the prices, trading range or volume at which Aviragen’s securities would trade following public announcement or the closing of the merger.

Stifel’s Opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Stifel by or on behalf of Aviragen or its advisors, or information otherwise reviewed by Stifel, as of the date of its Opinion. It is understood that subsequent developments may affect the conclusion reached in its Opinion and that Stifel does not have any obligation to update, revise or reaffirm its Opinion. Stifel is not legal, tax, regulatory or bankruptcy advisors. Stifel did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the various federal banking agencies, the SEC, or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board, or any changes in regulatory accounting principles that may be adopted by any or all of the federal banking agencies. Stifel’s Opinion was not a solvency opinion and did not in any way address the solvency or financial condition of Aviragen or Vaxart. Stifel’s Opinion was approved by its fairness committee.

In accordance with customary investment banking practice, Stifel employed generally accepted valuation methods and financial analyses in reaching its Opinion. The following is a brief summary of the material financial analyses performed by Stifel in arriving at its Opinion. These summaries of financial analyses alone do not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. None of the analyses performed by Stifel were assigned a greater significance by Stifel than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Stifel, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The summary text describing each financial analysis does not constitute a complete description of Stifel’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Stifel with respect to any of the analyses performed by it in connection with its Opinion. Rather, Stifel made its determination as to the fairness, from a financial point of view, to Aviragen of the Merger Consideration to be paid by Aviragen to the holders of shares of Vaxart common stock (other than shares held by Aviragen as treasury stock or held or owned by Vaxart, any subsidiary of Vaxart, or Merger Sub, and dissenting shares) in the merger pursuant to the Agreement on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent based on market data, was based on market data as it existed on or before October 26, 2017 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

Stifel was informed by Aviragen management that the Exchange Ratio in the merger will result in Aviragen securityholders owning approximately 40% of the shares of the combined common’s common stock outstanding immediately after the Effective Date, on a fully-diluted basis.

In connection with its Opinion, Stifel conducted an analysis of the ratios of the pre-Merger stand-alone equity value of Aviragen relative to the pre-Merger stand-alone equity value of Vaxart, in each case as implied by valuation analyses conducted by Stifel and described below. In conducting its analysis, Stifel used four primary methodologies: selected publicly traded companies analysis; selected precedent transactions analysis; discounted cash flow, or DCF, analysis; and, in the case of Vaxart, selected precedent initial public offerings, or IPO, analysis.

Selected Publicly Traded Companies Analysis.

Aviragen:

Stifel reviewed certain publicly available financial information for the following nine publicly traded biotechnology companies whose lead value generating asset was in the infectious disease space, including antibacterial, antiviral, antifungal or antiparasitic indications and was in Phase 2, Phase 3 Ready or in Phase 3 of development with no Phase 3 data for such product, and excluding prophylactic vaccine and platform companies:

●	AmpliPhi BioSciences Corporation
●	Cidara Therapeutics, Inc.
●	ContraFect Corp.
●	ContraVir Pharmaceuticals, Inc.
●	Eiger BioPharmaceuticals, Inc.
●	Matinas BioPharma Holdings, Inc.
●	SCYNEXIS, Inc.
●	Synthetic Biologics, Inc.
●	Vical Incorporated

For each of the selected companies, Stifel calculated an enterprise value (calculated as equity value based on closing stock prices on October 26, 2017, plus total debt less cash and equivalents, as obtained from publicly available sources). The mean and median enterprise values calculated for the selected companies are shown in the table below:

Enterprise Value of Selected Publicly Traded Companies
Mean	$42.4 million
Median	$30.7 million

Based on the mean and median enterprise values of the selected companies, Stifel calculated a range of implied equity values for Aviragen by adding Aviragen net cash, which Stifel defined as total cash and equivalents less total debt, as of September 30, 2017, as provided by Aviragen management. This analysis resulted in the following range of implied equity values for Aviragen:

Aviragen Implied Equity Value
Low	$62.0 million
High	$73.7 million

Vaxart:

Stifel reviewed certain publicly available financial information for the following ten publicly traded biotechnology companies whose lead value generating asset was a clinical stage vaccine in the United States:

●	Agenus Inc.
●	Altimmune, Inc.
●	Bavarian Nordic A/S
●	BiondVax Pharmaceuticals Ltd.
●	Genocea Biosciences, Inc.
●	Heat Biologics, Inc.
●	Inovio Pharmaceuticals, Inc.
●	Novavax, Inc.
●	VBI Vaccines, Inc.
●	Vical Incorporated

For each of the selected companies, Stifel calculated an enterprise value (calculated as equity value based on closing stock prices on October 26, 2017, plus total debt less cash and equivalents, as obtained from publicly available sources). The mean and median enterprise values calculated for the selected companies are shown in the table below:

Enterprise Value of Selected Publicly Traded Companies
Mean	$226.9 million
Median	$83.2 million

Based on the mean and median enterprise values of the selected companies, Stifel calculated a range of implied equity values for Vaxart by adding Vaxart net cash, which Stifel defined as total cash and equivalents less total debt, as of September 30, 2017, as provided by Aviragen management. This analysis resulted in the following range of implied equity values for Vaxart:

Vaxart Implied Equity Value
Low	$82.8 million
High	$226.6 million

Relative:

Based on these analyses, Stifel compared the low value of the Aviragen implied equity value to the high value of the Vaxart implied equity value and the high value of the Aviragen implied equity value to the low value of the Vaxart implied equity value. This analysis yielded a range of implied ownership percentages for Aviragen, as set forth in the following table:

Aviragen Implied Ownership Percentages
Low	21.5%
High	47.1%

Stifel selected the companies on the basis of various factors, including the size of the companies, the current phase of the companies’ life cycles and the similarity of the lines of business, although, as noted above, no company used in this analysis is identical to either Aviragen or Vaxart. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.

Selected Precedent Transactions Analysis.

Aviragen:

Stifel reviewed certain publicly available information for the following 16 business combinations of biotechnology companies, announced subsequent to January 1, 2011, with enterprise values greater than $20 million, involving targets whose lead value generating asset was in Phase 2 of development at the time of the acquisition and excluding option transactions and transactions involving companies with a platform technology, companies acquired for their HCV program or oncology programs or companies whose Phase 2 products were targeting multiple highly disparate therapeutic areas:

Selected Precedent Transactions
Date	Target	Acquiror
11/17/16	Atopix Therapeutics Limited	Chiesi Farmaceutici S.p.A.
06/30/16	Transition Therapeutics	OPKO Health
04/21/16	Topokine	Allergan
04/14/16	Madrigal Pharmaceuticals	Synta Pharmaceuticals
11/02/15	Cardioxyl Pharmaceuticals, Inc.	Bristol-Myers Squibb Company
08/03/15	Foresight Biotherapeutics	Shire plc
06/29/15	Spinifex Pharmaceuticals Inc.	Novartis International AG
05/15/15	Aspireo Pharma	Cortendo AB
06/03/14	Labrys Biologics, Inc.	Teva Pharmaceutical Industries
05/08/13	Inviragen, Inc.	Takeda Pharmaceutical Company
08/30/12	Elevation Pharmaceuticals	Sunovion Pharmaceuticals
03/15/12	Ferrokin Biosciences Inc.	Shire Pharmaceuticals LLC
02/14/12	Stromedix, Inc.	Biogen Idec Inc.
11/22/11	Excaliard Pharmaceuticals	Pfizer Inc.
06/13/11	Synageva BioPharma Corp.	Trimeris, Inc.
01/10/11	Synosia Therapeutics Holding AG	Biotie Therapies Corp.

For each of the selected transactions, Stifel calculated an enterprise value (calculated as equity value based on the purchase consideration at announcement plus total debt less cash and equivalents), as obtained from publicly available sources. The mean and median enterprise values calculated for the selected precedent transactions (not including the transaction for Cardioxyl Pharmaceuticals, Inc., because the available information was inclusive of undisclosed near-term milestones) are shown in the table below:

Enterprise Value of Selected Precedent Transactions
Mean	$128.3 million
Median	$86.0 million

Based on the mean and median enterprise values of the selected precedent transactions, Stifel calculated a range of implied equity values for Aviragen by adding Aviragen net cash, which Stifel defined as total cash and equivalents less total debt, as of September 30, 2017, as provided by Aviragen management. This analysis resulted in the following range of implied equity values for Aviragen:

Aviragen Implied Equity Value
Low	$117.3 million
High	$159.6 million

Vaxart:

Stifel reviewed certain publicly available information for the following nine business combinations of biotechnology companies, announced subsequent to January 1, 2006, with enterprise values greater than $20 million, involving targets whose lead value generating asset was a non-marketed vaccine and excluding biodefense focused companies:

Selected Precedent Transactions
Date	Target	Acquiror
07/11/17	Protein Sciences	Sanofi
10/26/15	VBI Vaccines	SciVAC Therapeutics
07/12/13	Medicago Inc.	Mitsubishi Tanabe
05/29/13	Okairos AG	GlaxoSmithKline
05/08/13	Inviragen	Takeda America Holdings
10/04/12	LigoCyte Pharmaceuticals, Inc.	Takeda America Holdings
05/27/08	Protein Sciences Corporation	Emergent BioSolutions, Inc.
05/12/08	IOMAI Corporation	Intercell AG
01/25/06	GeoVax, Inc.	Dauphin Technology, Inc.

For each of the selected precedent transactions, Stifel calculated an enterprise value (calculated as equity value based on the purchase consideration at announcement plus total debt less cash and equivalents, as obtained from publicly available sources). The mean and median enterprise values calculated for the selected precedent transactions are shown in the table below:

Enterprise Value of Selected Precedent Transactions
Mean	$233.2 million
Median	$173.9 million

Based on the mean and median enterprise values of the selected precedent transactions, Stifel calculated a range of implied equity values for Vaxart by adding Vaxart net cash, which Stifel defined as total cash and equivalents less total debt, as of September 30, 2017, as provided by Aviragen management. This analysis resulted in the following range of implied equity values for Vaxart:

Vaxart Implied Equity Value
Low	$173.6 million
High	$232.8 million

Relative:

Based on these analyses, Stifel compared the low value of the Aviragen implied equity value to the high value of the Vaxart implied equity value and the high value of the Aviragen implied equity value to the low value of the Vaxart implied equity value. This analysis yielded a range of implied ownership percentages for Aviragen, as set forth in the following table:

Aviragen Implied Ownership Percentages
Low	33.5%
High	47.9%

Stifel selected the business combination transactions on the basis of various factors, including the size of the target company, the current phase of the companies’ life cycles and the similarity of the lines of business, as of the time of the announcement of the transaction, although, as noted above, no transaction used in this analysis is identical to the merger. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics associated with each of the transactions and other factors.

Selected Precedent Initial Public Offerings Analysis.

Aviragen:

Stifel did not conduct a selected precedent initial public offerings analysis for Aviragen given that Aviragen was already publicly traded. Instead, Stifel utilized the Aviragen selected publicly traded companies analysis for purposes of its relative calculation in this context. As described above, this analysis resulted in the following range of implied equity values for Aviragen:

Aviragen Implied Equity Value
Low	$62.0 million
High	$73.7 million

Vaxart:

Stifel reviewed certain publicly available information for the following 11 initial public offerings for biotechnology companies announced subsequent to January 1, 2013, involving predominantly human health, non-generic companies focused on infectious disease indications with products in Phase 2 or Phase 3 of development:

Selected Precedent Initial Public Offerings
Date	Company
11/18/16	Motif Bio
05/06/16	Spring Bank Pharmaceuticals
09/17/15	Nabriva Therapeutics AG
08/18/15	Benitec Biopharma
06/25/15	Seres
03/05/15	Summit Therapeutics
03/12/14	Achaogen
02/05/14	Genocea Biosciences
04/11/13	Chimerix
03/21/13	Enanta Pharmaceuticals
03/20/13	Tetraphase Pharmaceuticals

For each of the selected precedent initial public offerings, Stifel calculated a pre-money equity value based on the pricing of their respective initial public offerings. The mean and median equity values calculated for the selected precedent initial public offerings are shown in the table below:

Equity Value of Selected Precedent Initial Public Offerings
Mean	$163.0 million
Median	$110.8 million

Stifel selected the initial public offerings on the basis of various factors, including the size of the companies, the current phase of the companies’ life cycles and the similarity of the lines of business, although, as noted above, no company used in this analysis is identical to Vaxart. Accordingly, this analysis is not purely mathematical, but also involves complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.

Relative:

Based on these analyses, Stifel compared the low value of the Aviragen implied equity value to the high value of the Vaxart implied equity value and the high value of the Aviragen implied equity value to the low value of the Vaxart implied equity value. This analysis yielded a range of implied ownership percentages for Aviragen, as set forth in the following table:

Aviragen Implied Ownership Percentages
Low	27.6%
High	40.0%

Discounted Cash Flow Analysis.

Aviragen:

Stifel used the Aviragen Projections, as provided by Aviragen management, to perform discounted cash flow analyses based on the three variations of the Aviragen Projections provided by, and as instructed by, Aviragen management: (i) the Low Collaboration Case, (ii) the Base Collaboration Case, and (iii) the Acquisition Case. In the analyses utilizing the Low Collaboration Case and the Base Collaboration Case, Stifel calculated the terminal value of Aviragen’s projected unlevered free cash flow by applying a range of perpetuity growth rates of (70.0%) to (90.0%), as provided by and instructed by Aviragen management, to Aviragen’s projected calendar year 2034 free cash flow. Stifel then discounted these cash flows to present values using discount rates of 14.0% to 16.0%, based on Aviragen’s weighted average cost of capital, considering Aviragen’s company-specific circumstances and Stifel’s judgment. These analyses yielded a range of enterprise values for Aviragen from which Stifel calculated a range of implied equity values for Aviragen by adding Aviragen net cash, which Stifel defined as total cash and equivalents less total debt, as of September 30, 2017, as provided by Aviragen management. In the analysis utilizing the Acquisition Case, Stifel calculated an implied equity value for Aviragen by adding (i) a probability adjusted projected acquisition value for BTA074 as of December 31, 2018, (ii) a value for Aviragen’s projected royalty streams discounted back to December 31, 2018 using discount rates of 14.0% to 16.0%, based on Aviragen’s weighted average cost of capital, considering Aviragen’s company-specific circumstances and Stifel’s judgment, and (iii) Aviragen’s projected net cash as of December 31, 2018, each as provided by and instructed by Aviragen management. Further, Stifel discounted this equity value to present value using discount rates of 14.0% to 16.0%, based on Aviragen’s weighted average cost of capital, considering Aviragen’s company-specific circumstances and Stifel’s judgment. These analyses resulted in the following range of implied equity values for Aviragen:

Aviragen Implied Equity Value
Low	$35.5 million
High	$49.2 million

Vaxart:

Stifel used the Vaxart Projections, as provided by Aviragen management, to perform a discounted cash flow analysis. Stifel calculated the terminal value of the projected unlevered free cash flow by applying a range of perpetuity growth rates of (25.0%) to (40.0%), as provided by and instructed by Aviragen management, to Vaxart’s projected calendar year 2035 free cash flow. Stifel then discounted these cash flows to present values using discount ranges from 13.5% to 15.5%, based on Vaxart’s weighted average cost of capital, considering Vaxart’s company-specific circumstances and Stifel’s business and industry knowledge. This analysis yielded a range of enterprise values for Vaxart from which Stifel calculated a range of implied equity values for Vaxart by adding Vaxart net cash, which Stifel defined as total cash and equivalents less total debt, as of September 30, 2017, and as provided by Aviragen management. This analysis resulted in the following range of implied equity values for Vaxart:

Vaxart Implied Equity Value
Low	$109.4 million
High	$167.1 million

Relative:

Based on these analyses, Stifel compared the low value of the Aviragen DCF analysis to the high value of the Vaxart DCF analysis and the high value of the Aviragen DCF analysis to the low value of the Vaxart DCF analysis. This analysis yielded a range of implied ownership percentages for Aviragen, as set forth in the following table:

Aviragen Implied Ownership Percentages
Low	17.5%
High	31.0%

Miscellaneous.

No individual methodology was given a specific weight, nor should any methodology be viewed individually. Additionally, no company or transaction used in any analysis as a comparison is identical to Aviragen or Vaxart or the merger, and they all differ in material ways. Accordingly, an analysis of the results described above is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies, transactions or offerings to which they are being compared.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its Opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and Opinion; therefore, the ranges of valuations and relative valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual valuation of either Aviragen or Vaxart or their relative valuation.

Stifel is acting as financial advisor to Aviragen in connection with the merger. Aviragen agreed to pay Stifel a fee of $1,250,000 for its services, $500,000 of which became payable upon the delivery of Stifel’s Opinion, and the remaining portion of which is contingent upon the closing of the merger. In addition, Aviragen has agreed to reimburse Stifel for its expenses incurred in connection with Stifel’s engagement and to indemnify Stifel and its affiliates and their respective officers, directors, employees and agents, and any persons controlling Stifel or any of its affiliates, against specified liabilities. In the ordinary course of business Stifel and its clients may transaction in the equity securities of each of Aviragen and Vaxart and may at any time hold a long or short position in such securities. Stifel may seek to provide investment banking or financial advisory services to Aviragen, Vaxart or affiliates of either company in the future, for which Stifel would seek customary compensation.

Interests of the Aviragen Directors and Executive Officers in the Merger

In considering the recommendation of the Aviragen board of directors with respect to issuing shares of Aviragen common stock as contemplated by the Merger Agreement and the other matters to be acted upon by the Aviragen stockholders at the Aviragen special meeting, the Aviragen stockholders should be aware that certain members of the board of directors and executive officers of Aviragen have interests in the merger that may be different from, or in addition to, the interests of the Aviragen stockholders. These interests relate to or arise from the matters described below. The board of directors of each of Aviragen and Vaxart was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the transactions contemplated thereby, and to recommend, as applicable, that the Aviragen stockholders approve the Aviragen proposals to be presented to the Aviragen stockholders for consideration at the Aviragen special meeting as contemplated by this proxy statement/prospectus/information statement, and that the Vaxart stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Severance Payments

Joseph M. Patti, Ph. D., Aviragen’s President and Chief Executive Officer, is expected to be cease to be President and Chief Executive Officer of Aviragen and an employee of Aviragen upon the closing of the merger. Under the terms of Dr. Patti’s existing employment agreement, in the event Dr. Patti’s employment is terminated by Dr. Patti for good reason (as defined in Dr. Patti’s employment agreement) or by Aviragen for any reason other than cause, death or disability, in either case, within three months prior to or one year after the consummation of a change in control, Aviragen will pay Dr. Patti, subject to Dr. Patti’s execution, delivery and nonrevocation of a release, a lump sum equal to the sum of (i) any cash incentive compensation earned and unpaid through such termination; plus (ii) Dr. Patti’s salary for 24 months; plus (iii) the product of two times (2x) the cash incentive compensation paid to Dr. Patti in respect of the most recent fiscal year prior to the year in which such termination occurs; plus (iv) an amount equal to the present value of the premium payments that would be made by Aviragen if Dr. Patti were to continue to be covered under Aviragen’s group health, life and disability insurance for 24 months, which amount will be determined by Aviragen in its sole discretion. Assuming the merger is consummated on               , 2018, and Dr. Patti then terminates his employment for good reason, in accordance with the terms of Dr. Patti’s employment agreement, Dr. Patti is expected to receive an aggregate of approximately $1,077,196 in cash severance benefits.

Mark P. Colonnese, Aviragen’s Executive Vice President and Chief Financial Officer, is expected to be cease to be Executive Vice President and Chief Financial Officer and an employee of Aviragen upon the closing of the merger. Under the terms of Mr. Colonnese’s existing employment agreement, in the event Mr. Colonnese’s employment is terminated by Mr. Colonnese for good reason (as defined in Mr. Colonnese’s employment agreement) or by Aviragen for any reason other than cause, death or disability, in either case, within 60 days prior to or one year after the consummation of a change in control, Aviragen will pay Mr. Colonnese, subject to Mr. Colonnese’s execution, delivery and nonrevocation of a release, a lump sum equal to the sum of (i) any earned but unpaid cash incentive compensation for the fiscal year immediately preceding the fiscal year in which such termination occurs; plus (ii) Mr. Colonnese’s base salary for 18 months; plus (iii) the product of one and a half times (1.5x) the cash incentive compensation paid to Mr. Colonnese in respect of the most recent fiscal year prior to the year in which such termination occurs, plus (iv) an amount equal to the present value of the premium payments that would be made by Aviragen if Mr. Colonnese were to continue to be covered under Aviragen’s group health, life and disability insurance for 18 months, which amount will be determined by Aviragen in its sole discretion. Assuming the merger is consummated on                  , 2018, and Mr. Colonnese then terminates his employment for good reason, in accordance with the terms of Mr. Colonnese’s employment agreement, Mr. Colonnese is expected to receive an aggregate of approximately $556,439 in cash severance benefits.

Acceleration of Unvested Equity Awards

All outstanding stock options held by Aviragen executive officers and directors will be accelerated and fully vest in accordance with their terms upon the closing of the merger and/or the termination of optionholders’ employment in connection therewith. As of December 7, 2017 Aviragen’s executive officers held 985,601 unvested stock options and 1,902,703 vested stock options in the aggregate, with a weighted average exercise price of $1.76. All of the stock options held by Dr. Patti and Mr. Colonnese as of December 7, 2017 have an exercise price per share that exceeds the closing price of Aviragen common stock on such date, and will remain outstanding for up to 18 months following Dr. Patti’s or Mr. Colonnese’s termination, as applicable. As of December 7, 2017, Aviragen’s non-employee directors held 163,800 unvested stock options and 1,020,319 vested stock options in the aggregate, with a weighted average exercise price of $3.17.

Continued Service

Additionally, certain of Aviragen’s existing directors are expected to remain directors of the combined company. Geoffrey F. Cox, Ph.D., John P. Richard and Anne M. VanLent are expected to continue as directors of the combined company.

Stock Ownership and Support Agreements

As of December 7, 2017, Aviragen directors and executive officers held 371,341 shares of Aviragen common stock in the aggregate. Aviragen directors and executive officers have entered into support agreements in connection with the merger. For a more detailed discussion of the support agreements see the section titled “Agreements Related to the Merger—Support Agreements and Written Consent.”

Golden Parachute Disclosure

In accordance with Item 402(t) of Regulation S-K of the Securities Act, which requires disclosure of information about compensation for Aviragen’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer as of the end of its last fiscal year, who are referred to as the named executive officers, that is based on or otherwise related to the merger, the information below sets forth the amount of payments and benefits that each of Aviragen’s named executive officers may receive in connection with the merger, assuming that the merger was consummated and such executive officer experienced a qualifying termination on November 7, 2017. The amounts below were determined using a per share price of Aviragen common stock of $0.618, which represents the average closing trading price of Aviragen common stock over the first five business days following the first public announcement of the transaction. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($) (1)	Equity ($) (2)	Total ($)(3)
Joseph M. Patti, Ph.D.	1,077,196	-	1,077,196
Mark P. Colonnese	556,439	-	556,439

(1)

Represents for Dr. Patti the following lump sum severance payments that are owed in the event Dr. Patti’s employment is terminated by Dr. Patti for good reason (as defined in Dr. Patti’s employment agreement) or by Aviragen for any reason other than cause, death or disability, in either case, within three months prior to or one year after the consummation of a change in control; (i) Dr. Patti’s current salary of $515,000 per year for 24 months totaling $1,030,000, plus (ii) an estimate of the present value of the premium payments that would be made by Aviragen if Dr. Patti were to continue to be covered under Aviragen’s group health, life and disability insurance for 24 months of $47,196. Represents for Mr. Colonnese the following lump sum severance payments that are owed in the event Mr. Colonnese’s employment is terminated by Mr. Colonnese for good reason (as defined in Mr. Colonnese’s employment agreement) or by Aviragen for any reason other than cause, death or disability, in either case, within 60 days prior to or one year after the consummation of a change in control: (i) Mr. Colonnese’s current salary of $349,800 per year for 18 months totaling $524,700, plus (ii) an estimate of the present value of the premium payments that would be made by Aviragen if Mr. Colonnese were to continue to be covered under Aviragen’s group health, life and disability insurance for 18 months of $31,739. The amounts specified in this footnote (1) are double-trigger payments.

(2)

All of the unvested stock options held by Dr. Patti and Mr. Colonnese that are outstanding immediately prior to the Effective Time will become fully vested and exercisable, but each such stock option has an exercise price per share greater than the average closing market price of Aviragen common stock over the first five business days following the first public announcement of the transaction, and therefore, no value is reported in this column.

(3)	The total double trigger payments for Dr. Patti is $1,077,196 and for Mr. Colonnese is $556,439.

Indemnification and Insurance

As described in this proxy statement/prospectus/information statement, including in “The Merger—Limitations of Liability and Indemnification,” certain of Aviragen’s directors and officers will be entitled to certain ongoing rights of indemnification and coverage under directors’ and officers’ liability insurance policies.

The Aviragen board of directors was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement. For more information, please see the section titled "The Merger—Interests of the Aviragen Directors and Executive Officers in the Merger."

Interests of the Vaxart Directors and Executive Officers in the Merger

In considering the recommendation of the Vaxart board of directors with respect to approving the Merger and related transactions by written consent, Vaxart stockholders should be aware that certain members of the board of directors and executive officers of Vaxart have interests in the merger that may be different from, or in addition to, interests they have as Vaxart stockholders. All of Vaxart’s executive officers and its employee directors have options, subject to vesting, to purchase shares of Vaxart common stock which shall be converted into and become options to purchase shares of Aviragen common stock. Certain of Vaxart's directors and executive officers are expected to become directors and executive officers of the combined company upon the closing of the merger and all of Vaxart's directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

Combined Company Management

Upon the closing of the merger, the executive management team of the combined company is expected to be composed of the following members of the Vaxart executive management team:

Name	Title
Wouter W. Latour, M.D.	President, Chief Executive Officer and Director
Sean N. Tucker, Ph.D	Chief Scientific Officer
David Liebowitz, M.D., Ph.D	Chief Medical Officer
John M. Harland	Chief Financial Officer

Stock Ownership and Support Agreements

As of September 30, 2017, all directors and executive officers of Vaxart, together with their affiliates, owned 78.5% of the outstanding shares of Vaxart capital stock, on an as-converted to common stock basis. Following the closing of the merger, these same directors, executive officers, together with their affiliates are expected to own 51.2% of the outstanding shares of the combined company. Please see the sections titled “Principal Stockholders of Vaxart” and “Principal Stockholders of the Combined Company” for further information.In addition, certain Vaxart officers and directors, and their affiliates, have also entered into support agreements in connection with the merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger—Support Agreements and Written Consent” in this proxy statement/prospectus/information statement.

Dividend Payments

As of September 30, 2017, Vaxart had approximately $13.9 million of cumulative but unpaid accruing dividends to the holders of its Series B Preferred Stock and Series C Preferred Stock. Based on an assumed payment date of                             , 2018, immediately prior to the closing of the merger, Vaxart expects to issue 22,974,440 shares of common stock in payment of approximately $15.3 million of cumulative accrued dividends on its Series B Preferred Stock and Series C Preferred Stock. The following table summarizes the expected payments to Vaxart’s executive officers, directors and holders of more than 5% of Vaxart’s capital stock immediately prior to the closing of the merger.

Name	Number of Additional Shares of Vaxart Common Stock
Entities affiliated with Care Capital(1)	18,573,661
Life Science Angel Investors III, LLC	1,139,564
Michael J. Finney, Ph.D(2)	1,374,863
Sean N. Tucker, Ph.D.(3)	113,470

(1)

Includes Care Capital Investments III, LP and Care Capital Offshore Investments III, LP. Messrs. Leschly and Markham, each a member of the Vaxart board of directors, are the Chairman and Managing Partner, and a partner, respectively, of Care Capital, LLC.

(2)	Dr. Finney is a member of the Vaxart board of directors.

(3)	Includes notes purchased by Dr. Tucker and his spouse. Dr. Tucker is Vaxart’s Chief Scientific Officer and a member of the Vaxart board of directors.

Convertible Note Financing

In December 2014 and November 2015, Vaxart issued and sold convertible promissory notes in the aggregate principal amount of $29.4 million. Based on an assumed conversion date of                                                 , 2018, the notes will convert into approximately 79,671,818 shares of common stock immediately prior to the closing of this merger. The notes carry an interest rate of 8% per annum. The following table summarizes purchases of the notes by Vaxart’s executive officers, directors and holders of more than 5% of Vaxart’s capital stock and the expected number of shares of Vaxart common stock to be issued upon conversion immediately prior to the closing of the merger.

Name	Aggregate Principal Amount of Notes	Number of Shares of Vaxart Common Stock
Entities affiliated with Care Capital(1)	$25,000,000	67,719,118
Life Science Angel Investors III, LLC	1,055,000	2,877,445
Michael J. Finney, Ph.D(2)	1,750,000	4,775,523
Sean N. Tucker, Ph.D.(3)	50,000	134,139

(1)

Includes notes purchased by Care Capital Investments III, LP and Care Capital Offshore Investments III, LP. Messrs. Leschly and Markham, each a member of the Vaxart board of directors, are the Chairman and Managing Partner, and a partner, respectively, of Care Capital, LLC.

(2)	Dr. Finney is a member of the Vaxart board of directors.

(3)	Includes notes purchased by Dr. Tucker and his spouse. Dr. Tucker is Vaxart’s Chief Scientific Officer and a member of the Vaxart board of directors.

Indemnification and Insurance

As described in this proxy statement/prospectus/information statement, including in “The Merger—Limitations of Liability and Indemnification,” certain of Vaxart’s directors and officers will be entitled to certain ongoing rights of indemnification and coverage under directors’ and officers’ liability insurance policies.

The Vaxart board of directors was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement. For more information, please see the section titled "The Merger—Interests of the Vaxart Directors and Executive Officers in the Merger."

Limitations of Liability and Indemnification

In addition to the indemnification required by Aviragen’s certificate of incorporation and bylaws, Aviragen has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Aviragen, or by reason of anything done or not done in their capacities as such. Aviragen believes that the indemnification provisions in its certificate of incorporation and bylaws and its indemnification agreements are necessary to attract and retain qualified persons as directors and officers of Aviragen.

Additionally, under the Merger Agreement, from the Effective Time through the sixth anniversary thereof, Aviragen and Vaxart, as the surviving corporation in the merger, shall indemnify and hold harmless each person who is now, has been at any time prior to October 27, 2017, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Aviragen or Vaxart, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director, officer, fiduciary or agent of Aviragen or Vaxart, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. In addition, each such person is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Aviragen and Vaxart, as the surviving corporation in the merger, jointly and severally, upon receipt by either entity of a request therefor.

Under the Merger Agreement, the provisions of Aviragen’s certificate of incorporation and bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Aviragen shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Aviragen. The certificate of incorporation and bylaws of Vaxart, as the surviving corporation in the merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former and present directors and officers that are presently set forth in the Aviragen’s certificate of incorporation and bylaws.

The Merger Agreement also provides that Aviragen shall maintain directors’ and officers’ liability insurance policies commencing on the closing time of the merger, on commercially available terms and conditions with coverage limits customary for U.S. public companies similarly situated to Aviragen. In addition, Aviragen shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Aviragen’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time.

Form of the Merger

The Merger Agreement provides that at the Effective Time, Merger Sub will be merged with and into Vaxart. Upon the closing of the merger, Vaxart will continue as the surviving corporation and will be a wholly-owned subsidiary of the combined company.

After the closing of the merger, Aviragen will be renamed “Vaxart, Inc.” and, subject to satisfying the Nasdaq’s initial trading standards, expects to trade on the Nasdaq Global Market under the symbol “VXRT.”

Merger Consideration

Immediately after the merger, based on the Exchange Ratio, Vaxart securityholders will own approximately 60% of the outstanding capital stock of the combined company, and Aviragen securityholders will own approximately 40% of the outstanding capital stock of the combined company. Adjustments to the Exchange Ratio are described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Aviragen common stock that Vaxart stockholders will be entitled to receive for changes in the market price of Aviragen common stock.

No fractional shares of Aviragen common stock will be issuable pursuant to the Merger Agreement to Vaxart stockholders. Instead, each Vaxart stockholder who would otherwise be entitled to receive a fraction of a share of Aviragen common stock, after aggregating all fractional shares of Aviragen common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the volume weighted average trading price of a share of Aviragen common stock as quoted on Nasdaq for the five trading days ending the trading day immediately prior to the date upon which the merger becomes effective.

The Merger Agreement provides that, at the Effective Time, Aviragen will deposit with an exchange agent acceptable to Aviragen and Vaxart evidence of book-entry shares representing the shares of Aviragen common stock issuable to Vaxart stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The Merger Agreement provides that, promptly after the Effective Time, the exchange agent will mail to each record holder of Vaxart capital stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging the record holder’s Vaxart stock certificates for shares of Aviragen common stock. Upon surrender of a Vaxart stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Aviragen may reasonably require, the Vaxart stock certificate surrendered will be cancelled and the holder of the Vaxart stock certificate will be entitled to receive the following:

●	the book-entry shares representing the number of whole shares of Aviragen common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and

●	cash in lieu of any fractional share of Aviragen common stock.

From and after the Effective Time, until surrendered, all holders of certificates representing shares of Vaxart capital stock that were outstanding immediately prior to the Effective Time will be deemed to represent only the right to receive book-entry shares of Aviragen common stock, and cash in lieu of fractional shares of Aviragen common stock.

If any Vaxart stock certificate has been lost, stolen or destroyed, Aviragen may, in its discretion and as a condition to the delivery of any shares of Aviragen common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed.

Aviragen will not pay dividends or other distributions on any shares of Aviragen common stock to be issued in exchange for any unsurrendered Vaxart stock certificate until the Vaxart stock certificate is surrendered as provided in the Merger Agreement.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the closing of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Vaxart stockholders and the approval by the Aviragen stockholders of the issuance of shares of Aviragen common stock. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Aviragen and Vaxart and specified in the certificate of merger. Neither Aviragen nor Vaxart can predict the exact timing of the closing of the merger.

Regulatory Approvals

In the United States, Aviragen must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq Capital Market in connection with the issuance of shares of Aviragen common stock and the filing of this proxy statement/prospectus/information statement with the SEC.

Tax Treatment of the Merger

Aviragen and Vaxart intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of Aviragen and Vaxart intend that the merger qualify as a reorganization within the meaning of Section 368(a) of the Code. The parties shall treat and shall not take any tax reporting position inconsistent with the treatment of the merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. For a description of certain of the considerations regarding U.S. federal tax consequences of the merger, see the section titled “The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger” below.

Certain Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of certain material U.S. federal income tax consequences of the Merger applicable to U.S. Holders (as defined below) who exchange their Vaxart common stock for Aviragen common stock in the Merger, but does not purport to be a complete analysis of all potential tax effects.

This discussion and the discussion of tax consequences elsewhere in this proxy statement/prospectus/information statement are limited to U.S. Holders who hold their Vaxart common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders who may be subject to special tax treatment under the Code, including, without limitation, dealers in securities, commodities or foreign currency; banks, thrifts, insurance companies, and other financial institutions; traders that mark-to-market their securities; tax-exempt organizations or governmental organizations; small business investment companies; regulated investment companies; real estate investment trusts; tax-deferred or other retirement accounts; persons whose functional currency is not the U.S. dollar; persons who hold Vaxart common stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; persons who hold or receive Vaxart common stock pursuant to the exercise of compensatory stock options, the vesting of previously restricted shares of stock or otherwise as compensation; persons holding Vaxart common stock who exercise dissenters’ rights; any entity or arrangement that is a partnership for U.S. federal income tax purposes; companies subject to the “stapled stock” rules; “expatriated entities”; certain former citizens or long-term residents of the United States.

This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”) in effect as of the date of the merger, all of which are subject to change, possibly with retroactive effect, or differing interpretations. Neither Vaxart nor Aviragen have sought any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. The effects of other U.S. federal tax laws, such as estate and gift tax laws, the alternative minimum tax and the 3.8% tax on net investment income, and any applicable state, local, or foreign tax laws or the tax consequences occurring prior to, concurrently with or after the merger (whether or not such transactions are in connection with the merger) are not discussed.

Each U.S. Holder is urged to consult its own tax advisor with regard to the merger and the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Vaxart common stock that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●

a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Vaxart common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Vaxart common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Subject to the qualifications and assumptions described in this proxy statement/prospectus/information statement, the merger is intended to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, it is expected that the U.S. federal income tax consequences to U.S. Holders of Vaxart common stock will be as follows:

●

a U.S. Holder will not recognize gain or loss upon the exchange of Vaxart common stock for Aviragen common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Aviragen common stock as described below;

●

a U.S. Holder who receives cash in lieu of a fractional share of Aviragen common stock in the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the U.S. Holder’s tax basis allocable to such fractional share;

●

a U.S. Holder’s aggregate tax basis for the shares of Aviragen common stock received in the merger (including any fractional share interest for which cash is received) will equal the U.S. Holder’s aggregate tax basis in the shares of Vaxart common stock surrendered upon the closing of the merger, decreased by the amount of any tax basis allocable to a fractional share for which cash is received and

●

the holding period of the shares of Aviragen common stock received by a U.S. Holder in the merger will include the holding period of the U.S. Holder’s shares of Vaxart common stock surrendered in exchange therefor.

Capital gains or losses recognized in the merger as described above, if any, generally will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the Vaxart common stock surrendered in the merger is more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of Vaxart common stock and Aviragen common stock, U.S. Holders who acquired different blocks of Vaxart common stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the merger.

U.S. Holders who owned at least one percent (by vote or value) of the total outstanding stock of Vaxart and U.S. Holders with a basis in their Vaxart common stock of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in the U.S. Holder’s Vaxart common stock and the fair market value of such stock.

Tax Consequences if the Merger Failed to Qualify as a Reorganization

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. Holder would recognize gain or loss upon the exchange of Vaxart common stock for Aviragen common stock equal to the difference between the fair market value, at the time of the merger, of the Aviragen common stock received in the merger (including any cash received in lieu of a fractional share) and such U.S. Holder’s tax basis in the Vaxart common stock surrendered in the merger. Such gain or loss would be long-term capital gain or loss if the Vaxart common stock was held for more than one year at the time of the merger. In such event, the tax basis of Aviragen common stock received in the merger would equal its fair market value at the time of the merger and the holding period of such Aviragen common stock would commence the day after the merger.

Information Reporting and Backup Withholding

A U.S. Holder of shares of Vaxart common stock may be subject to information reporting and backup withholding on cash paid in lieu of fractional shares, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Each U.S. Holder of shares of Vaxart common stock should properly complete and sign, and deliver, an IRS Form W-9 in order to provide the information and certification necessary to avoid backup withholding, or otherwise establish an applicable exemption in a manner acceptable to the paying agent. U.S. Holders of shares of Vaxart common stock should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Nasdaq Stock Market Listing

Aviragen common stock currently is listed on the Nasdaq Capital Market under the symbol “AVIR.” Aviragen has agreed to use reasonable best efforts to maintain its existing listing on the Nasdaq Capital Market, and to obtain approval for listing on The Nasdaq Stock Market LLC of the shares of Aviragen common stock that Vaxart stockholders will be entitled to receive pursuant to the merger.

Aviragen intends to file an initial listing application for the combined company with The Nasdaq Stock Market LLC pursuant to its “reverse merger” rules. If such application is accepted, Aviragen anticipates that the combined company’s common stock will be listed on the Nasdaq Global Market following the closing of the merger under the trading symbol “VXRT.”

Anticipated Accounting Treatment

The merger will be treated by Aviragen as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, Vaxart is considered to be acquiring Aviragen in this transaction. Management of Aviragen and Vaxart have made a preliminary estimate of the purchase price calculated as described in Note 1 to the unaudited pro forma condensed combined financial statements and of the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed as of September 30, 2017. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction will be recorded at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Aviragen that exist as of the date of completion of the transaction. Any excess of the fair value of the identifiable net assets acquired over the fair value of the consideration transferred will be recognized as a bargain purchase gain. Adjustments to these preliminary estimates are expected to occur and these adjustments could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

Appraisal Rights and Dissenters’ Rights

Delaware Law

If the merger is completed, Vaxart stockholders who do not deliver a written consent approving the merger are entitled to appraisal rights under Section 262 of the DGCL, or Section 262, provided that they comply with the conditions established by Section 262. Holders of Aviragen common stock are not entitled to appraisal rights under Delaware law in connection with the merger.

The discussion below is not a complete summary regarding a Vaxart stockholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex D. Stockholders intending to exercise appraisal rights should carefully review Annex D . Failure to follow precisely any of the statutory procedures set forth in Annex D may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Vaxart stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of the merger or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.

If the merger is completed, within 10 days after the effective date of the merger Vaxart will notify its stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any stockholder who has not approved the merger. Holders of shares of Vaxart capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Vaxart within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Vaxart of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Vaxart capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Vaxart, Inc., 385 Oyster Point Blvd., Suite 9A, South San Francisco, California 940801, Attention: Secretary, and should be executed by, or on behalf of, the record holder of shares of Vaxart capital stock. ALL DEMANDS MUST BE RECEIVED BY VAXART WITHIN 20 DAYS AFTER THE DATE VAXART MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Vaxart capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Vaxart capital stock.

To be effective, a demand for appraisal by a holder of shares of Vaxart capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Vaxart. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.

If you hold your shares of Vaxart capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Vaxart. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Vaxart capital stock.

Within 120 days after the effective date of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Vaxart, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Aviragen capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Aviragen, Vaxart, or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Aviragen and Merger Sub, on the one hand, and Vaxart, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Aviragen and Vaxart do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Aviragen or Vaxart, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Aviragen and Merger Sub, and Vaxart and are modified by the disclosure schedules.

General

Under the Merger Agreement, Agora Merger Sub, Inc., or Merger Sub, a wholly-owned subsidiary of Aviragen, will merge with and into Vaxart, with Vaxart surviving as a wholly-owned subsidiary of the combined company.

Merger Consideration

At the closing of the merger:

●

each outstanding share of capital stock of Vaxart, will be converted into the right to receive approximately 0.3186 shares, or the Exchange Ratio, of Aviragen common stock, subject to adjustment for any reverse stock split; and

●

each outstanding Vaxart stock option, whether vested or unvested, and warrant that has not previously been exercised prior to the Effective Time will be converted into a stock option or warrant, as the case may be, to purchase approximately 0.3186 shares of Aviragen common stock.

This Exchange Ratio is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

Exchange Ratio

The Exchange Ratio was determined using a formula intended to allocate to the existing Vaxart stockholders (on a fully diluted basis, referred to as Vaxart fully-diluted outstanding shares) a percentage of the combined company based on the relative valuations of Vaxart and Aviragen.

The Exchange Ratio formula is the quotient obtained by dividing the Vaxart merger shares (as defined below) by the Vaxart fully-diluted outstanding shares, where:

●	Vaxart merger shares is the product determined by multiplying the post-closing Aviragen shares (as defined below) by the Vaxart allocation percentage (as defined below).

●	Post-closing Aviragen shares is the quotient determined by dividing the Aviragen fully-diluted outstanding shares by the Aviragen allocation percentage (as defined below).

●	Vaxart allocation percentage is the quotient determined by dividing (i) the Vaxart valuation (as defined below) by (ii) the aggregate value (as defined below).

●	Aviragen allocation percentage is the quotient determined by dividing the Aviragen valuation by the aggregate value.

●

Vaxart valuation is, subject to any adjustments provided in the merger agreement for any equity financing and changes in the amount of Vaxart cash, $90 million. Aviragen valuation is, subject to any adjustments provided in the merger agreement for any equity financing and changes in the amount of Aviragen cash, $60 million.

●	Aggregate value is the sum of Vaxart valuation and Aviragen valuation.

The Merger Agreement does not include a price-based termination right, so there will be no adjustment to the total number of shares of Aviragen common stock that Vaxart stockholders will be entitled to receive for changes in the market price of Aviragen common stock. Accordingly, the market value of the shares of Aviragen common stock issued pursuant to the merger will depend on the market value of the shares of Aviragen common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

No fractional shares of Aviragen common stock will be issuable pursuant to the merger to Vaxart stockholders. Instead, each Vaxart stockholder who would otherwise be entitled to receive a fraction of a share of Aviragen common stock, after aggregating all fractional shares of Aviragen common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the volume weighted average closing trading price of a share of Aviragen common stock as quoted on the Nasdaq Capital Market, for the five consecutive trading days ending the five trading days immediately prior to the date the merger becomes effective.

The Merger Agreement provides that, at the Effective Time, Aviragen will deposit with an exchange agent acceptable to Aviragen and Vaxart, stock certificates representing the shares of Aviragen common stock issuable to the Vaxart stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The Merger Agreement provides that, promptly after the Effective Time, the exchange agent will mail to each record holder of Vaxart capital stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging the record holder’s Vaxart stock certificates for shares of Aviragen common stock. Upon surrender of a Vaxart stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Aviragen may reasonably require, the Vaxart stock certificate surrendered will be cancelled and the holder of the Vaxart stock certificate will be entitled to receive the following:

●	the book-entry shares representing the number of whole shares of Aviragen common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and

●	cash in lieu of any fractional share of Aviragen common stock.

At the Effective Time, all holders of certificates representing shares of Vaxart common stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of Vaxart. In addition, no transfer of Vaxart common stock after the Effective Time will be registered on the stock transfer books of Vaxart.

If any Vaxart stock certificate has been lost, stolen or destroyed, Aviragen may, in its discretion, and as a condition precedent to the delivery of any shares of Aviragen common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying Aviragen against any claim suffered by Aviragen related to the lost, stolen or destroyed certificate or any Aviragen common stock issued in exchange for such certificate as Aviragen may reasonably request.

From and after the Effective Time, until it is surrendered, each certificate that previously evidenced Vaxart common stock will be deemed to represent only the right to receive shares of Aviragen common stock and cash in lieu of any fractional share of Aviragen common stock. Aviragen will not pay dividends or other distributions on any shares of Aviragen common stock to be issued in exchange for any unsurrendered Vaxart stock certificate until the Vaxart stock certificate is surrendered as provided in the Merger Agreement.

Treatment of Aviragen Stock Options

Each unexpired and unexercised option to purchase shares of Aviragen common stock issued under Aviragen’s compensatory benefit arrangements, other than the options to purchase 2,125,000 shares of Aviragen common stock in the aggregate granted to executive officers and employees of Aviragen in March and April 2017, or the Retention Options, will by its terms vest in full in connection with the closing of the merger. Aviragen expects that each Retention Option will accelerate in full by its terms when the optionee terminates his or her employment with the combined company following the merger, with each Retention Option remaining outstanding immediately after the Effective Time in accordance with its terms, including without limitation remaining exercisable until the earlier of 18 months following such termination of the optionee’s employment and the expiration date of the Retention Option. The number of shares of Aviragen common stock underlying such options and the exercise prices for such options will be appropriately adjusted to reflect Aviragen’s proposed reverse stock split, if consummated. The terms governing options to purchase shares of Aviragen common stock will otherwise remain in full force and effect following the closing of the merger.

Treatment of Vaxart Stock Options

At the Effective Time, each stock option to acquire shares of Vaxart stock, whether vested or unvested, that has not previously been exercised will be assumed by Aviragen and converted into an option to purchase, on the same terms and conditions, a number of shares of Aviragen common stock equal to the product of (a) the number of shares of Vaxart common stock subject to such option, multiplied by (b) the Exchange Ratio, at an exercise price per share of Aviragen common stock equal to the quotient of (i) the exercise price per share of the Vaxart common stock subject to such option divided by (ii) the Exchange Ratio.

Treatment of the Vaxart Warrant

Subject to a letter agreement by and between Oxford and Vaxart, on the Effective Date, the combined company shall issue to Oxford a replacement warrant in lieu of the warrant to purchase Series C Preferred Stock of Vaxart currently held by Oxford. The replacement warrant shall be exercisable for a number of shares of common stock of the combined company equal to (a) the number of shares of Series C Preferred Stock of Vaxart that the existing warrant is exercisable for multiplied by (b) the Exchange Ratio, at a per share price equal to (i) the exercise price per share of Series C Preferred Stock of Vaxart under the existing warrant divided by (ii) the Exchange Ratio.

Directors and Executive Officers of the Combined Company Following the Merger

Pursuant to the Merger Agreement, the directors of Aviragen who will not serve as directors following the closing of the merger will resign at or prior to the closing of the merger. Effective as of the closing of the merger, the combined company’s board of directors will be fixed at seven members, four of whom will be directors designated by Vaxart and three of whom will be directors designated by the Aviragen. Aviragen’s designees to the board of directors are expected to satisfy the requisite independence requirements for the Aviragen board of directors, as well as the sophistication and independence requirements for audit committee members pursuant to Nasdaq listing requirements. It is anticipated that the Aviragen designees will be Geoffrey F. Cox, Ph.D., John P. Richard and Anne M. VanLent and the Vaxart designees will be Wouter W. Latour, M.D., Michael J. Finney, Ph.D., Jan Leschly and Richard J. Markham. Upon the closing of the merger, the combined company’s board of directors will appoint each of the following as officers of the combined company:

Name	Title
Wouter W. Latour, M.D.	President and Chief Executive Officer
John M. Harland	Chief Financial Officer
David Liebowitz, M.D., Ph.D.	Chief Medical Officer
Sean N. Tucker, Ph.D.	Chief Scientific Officer

Conditions to the Closing of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the closing of the merger, of various conditions, which include, in addition to other customary closing conditions, the following:

●

the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, shall have been declared effective by the SEC in accordance with the Securities Act and shall not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order;

●

there shall not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the closing of the merger by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, resolution, ordinance, code, rule, regulation, requirement, ruling or decree shall be in effect which has the effect of making the closing of the merger illegal;

●

(a) the holders of a majority of the shares of outstanding Vaxart common stock and outstanding Vaxart preferred stock, voting as a single class, (b) the holders of a majority of the shares of outstanding Vaxart common stock, voting as a separate class and (c) the holders of a majority of the shares of outstanding Vaxart Series B Preferred Stock and Series C Preferred Stock, voting as a separate class, shall have adopted and approved the Merger Agreement, the merger and the transactions contemplated by the Merger Agreement, and the holders of a majority of the outstanding shares of Aviragen common stock shall have approved the reverse stock split and a majority of the votes cast at the special meeting shall have approved the issuance of shares of Aviragen common stock in the merger;

●	there shall not be any legal proceeding initiated by a governmental body pending:

●	challenging or seeking to restrain or prohibit the closing of the merger;

●

seeking to prohibit or limit in any material and adverse respect a party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to Aviragen’s stock;

●

that would materially and adversely affect the right or ability of Aviragen or Vaxart to own the assets or operate the business of Aviragen or Vaxart, in each case, in the respective manner such ownership or operations are conducted immediately prior to the closing of the merger; or

●	seeking to compel Vaxart, Aviragen, or any subsidiary of the parties to dispose of or hold separate any material assets as a result of the merger.

●	all waiting periods applicable to any filing under the Hart-Scott-Rodino Antitrust Improvements Act by Aviragen, Vaxart or any Vaxart shareholder shall have expired or been terminated; and

●	the other party shall have delivered certain certificates and other documents required under the Merger Agreement for the closing of the merger.

In addition, the obligation of Aviragen and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

●

certain fundamental representations and warranties of Vaxart shall have been true and correct in all respects on the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on and as of the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such fundamental representations and warranties shall be true and correct as of that particular date;

●

certain representations and warranties regarding the capitalization of Vaxart in the Merger Agreement shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such capitalization representations and warranties shall be true and correct as of that particular date, except for inaccuracies which are de minimis, individually or in the aggregate;

●

all other representations and warranties of Vaxart in the Merger Agreement shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such representations and warranties shall be true and correct as of that particular date, except where the failure of these representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the other party;

●

Vaxart shall have performed or complied with in all material respects all of its covenants and agreements in the Merger Agreement required to be performed or complied with by it on or before the closing of the merger;

●	Vaxart shall have delivered certain certificates and other documents required under the Merger Agreement for the closing of the merger;

●

all stockholders agreements, voting agreement, registration rights agreement, co-sale agreement or any other similar contract between Vaxart and any holders of Vaxart’s stock, including any contract granting any person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights, shall have been terminated.

●

Aviragen shall have received a copy of the lock-up agreement from certain stockholders of Vaxart set forth on a schedule to the Merger Agreement and each executive officer and director of Vaxart who is elected or appointed as an executive officer and director of Aviragen as of immediately following the closing of the merger;

●	Vaxart shall have delivered to Aviragen written resignations of the officers and directors of Vaxart as listed in a schedule to the Merger Agreement and in a form reasonably satisfactory to Aviragen;

●

since the date of the Merger Agreement, there shall have been no effect, change, event, circumstance, or development that has had or would reasonably be expected to have had a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, or results of operations of Vaxart and its subsidiaries, taken as a whole. The Merger Agreement provides that certain effects, changes, events, circumstances, or developments arising or resulting from the following shall not be considered a material adverse effect on Vaxart:

●	general economic or business conditions affecting the industry in which Vaxart operates;

●	changes in financial, banking or securities markets;

●	the taking of any action required to be taken under the Merger Agreement; or

●	any acts of armed hostilities, terrorism or war.

In addition, the obligation of Vaxart to complete the merger is further subject to the satisfaction or waiver of the following conditions:

●

certain fundamental representations and warranties of Aviragen shall have been true and correct in all respects on the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on and as of the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such fundamental representations and warranties shall be true and correct as of that particular date;

●

certain representations and warranties regarding the capitalization of Aviragen in the Merger Agreement shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such capitalization representations and warranties shall be true and correct as of that particular date, except for inaccuracies which are de minimis, individually or in the aggregate;

●

all other representations and warranties of Aviragen in the Merger Agreement shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such representations and warranties shall be true and correct as of that particular date, except where the failure of these representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the other party;

●

Aviragen and Merger Sub shall have performed or complied with in all material respects all of its covenants and agreements in the Merger Agreement required to be performed or complied with by it on or before the closing of the merger;

●	Aviragen shall have delivered certain certificates and other documents required under the Merger Agreement for the closing of the merger;

●

Aviragen shall have delivered to Vaxart written resignations of the officers and directors of Aviragen who are not to continue as officers or directors of Aviragen pursuant to the terms of the Merger Agreement, in a form reasonably satisfactory to Aviragen;

●

since the date of the Merger Agreement, there shall have been no effect, change, event, circumstance, or development that that has had or would reasonably be expected to have had a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, or results of operations of Aviragen. The Merger Agreement provides that certain effects, changes, events, circumstances, or developments arising or resulting from the following shall not be considered a material adverse effect on Aviragen, including without limitation:

●	general economic or business conditions generally affecting the industry in which Aviragen operates;

●	any acts of armed hostilities, terrorism or war;

●	changes in financial, banking or securities markets;

●	the taking of any action required to be taken under the Merger Agreement;

●	any change in the stock price or trading volume of Aviragen stock (but not the underlying causes of such changes or failures);

●	any clinical trial programs or studies, including any adverse data, event or outcome arising out of related to any such programs or studies; or

●	the announcement or pendency of the merger.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Aviragen, Merger Sub, and Vaxart for a transaction of this type relating to, among other things:

●	corporate organization, organizational and governing documents, and power, and similar corporate matters;

●	subsidiaries;

●	capitalization;

●	financial statements and with respect to Aviragen, documents filed with the SEC and the accuracy of information contained in those documents;

●

absence of certain changes or events, with respect to Aviragen, between June 30, 2017 and the date of the merger agreement and with respect to Vaxart, between August 31, 2017 and the date of the merger agreement;

●	title to assets;

●	real property and leaseholds;

●	intellectual property;

●	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach under such contracts;

●	non-contravention and required consents;

●	absence of undisclosed liabilities;

●	regulatory compliance, permits and restrictions;

●	tax matters;

●	employee and labor matters and benefit plans;

●	environmental matters;

●	insurance;

●	legal proceedings and orders;

●	authority to enter into the Merger Agreement and the related agreements;

●	with respect to Vaxart, compliance with anti-bribery laws;

●	full disclosure;

●	governmental authorization;

●	transactions with affiliates;

●	votes required for the closing of the merger and approval of the proposals that will come before the Aviragen special meeting and that will be the subject of Vaxart stockholder approval;

●	any brokerage or finder’s fee or other fee or commission in connection with the merger;

●	with respect to Aviragen, opinion of financial advisor;

●	with respect to Aviragen, the valid issuance in the merger of the Aviragen common stock; and

●	with respect to Vaxart, accuracy of the information supplied by Vaxart for inclusion in this registration statement.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of some of the conditions to the obligations of Aviragen and Vaxart to complete the merger.

Non-Solicitation

Each of Aviragen and Vaxart agreed that, subject to certain exceptions, Aviragen and Vaxart and any of their respective subsidiaries will not, and each party will use its reasonable best efforts to cause each of its officers, directors, employees, investment bankers, attorneys, accountants, representatives, consultants or other agents retained by it or any of its subsidiaries not to, directly or indirectly:

●

solicit, initiate, knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of, any "acquisition proposal" or "acquisition inquiry," each as defined in the Merger Agreement, or take any action that could reasonably be expected to lead to an acquisition proposal or an acquisition inquiry;

●	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or an acquisition inquiry;

●	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

●	subject to certain exceptions for Aviragen, approve, endorse or recommend an acquisition proposal;

●	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an "acquisition transaction," as defined in the Merger Agreement; or

●	publicly propose to do any of the foregoing.

An "acquisition inquiry" means an inquiry, indication of interest or request for information that would reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal, whether written or oral contemplating or otherwise relating to any “acquisition transaction,” as defined below.

An “acquisition transaction” means the following:

●

any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction in which Aviragen or Vaxart is a constituent corporation, in which any individual, entity, governmental entity or "group," as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Aviragen or Vaxart or any of their subsidiaries or in which Aviragen or Vaxart or any of their subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; and

●

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets that constitute 20% or more of the consolidated book value or the fair market value of the assets of Aviragen or Vaxart and their subsidiaries, taken as a whole.

However, before obtaining the applicable Aviragen stockholder approvals required to consummate the merger, Aviragen may furnish nonpublic information regarding Aviragen and its subsidiaries to, and may enter into discussions or negotiations with, any third-party in response to a bona fide written acquisition proposal made or received after the date of the Merger Agreement, which the Aviragen board of directors determines in good faith, after consultation with Aviragen’s outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a "superior offer," as defined below, if:

●	neither Aviragen nor any of Aviragen’s representatives has breached the non-solicitation provisions of the Merger Agreement described above;

●

the Aviragen board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of such board of directors under applicable legal requirements;

●

such party receives from the third-party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Aviragen and Vaxart; and

●	substantially contemporaneously with furnishing of any such nonpublic information to a third-party, Aviragen furnishes the same information to Vaxart to the extent not previously furnished.

A "superior offer" means an unsolicited bona fide written acquisition proposal that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement; and (b) is on terms and conditions that the Aviragen board of directors or the Vaxart board of directors, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to the Aviragen stockholders or the Vaxart stockholders, as applicable, than the terms of the transactions contemplated by the Merger Agreement.

Meetings of Stockholders

Aviragen is obligated under the Merger Agreement to use commercially reasonable efforts to take all action necessary to call, give notice of and hold a meeting of its stockholders for the purposes of voting on the issuance of shares of Aviragen common stock in the merger and the reverse stock split.

Vaxart is obligated under the Merger Agreement to obtain written consents of its stockholders sufficient to adopt the Merger Agreement and approve the merger and the others transactions contemplated thereby reasonably promptly, and no later than three business days following this registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC. The Vaxart board of director’s recommendation that Vaxart stockholders approve the Merger Agreement and the transactions contemplated thereby shall not be withdrawn or modified (and the Vaxart board of directors shall not publicly propose to withdraw or modify such recommendation) in a manner adverse to Aviragen, and no resolution by the Vaxart board of directors or any committee thereof to withdraw or the Vaxart board of directors in a manner adverse to Aviragen or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any alternative acquisition proposal shall be adopted or proposed.

Covenants; Conduct of Business Pending the Merger

Aviragen has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Vaxart shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement, Aviragen will conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. Aviragen has also agreed that, subject to certain limited exceptions, without the consent of Vaxart, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement:

●

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under any Aviragen equity incentive plan);

●

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: any capital stock or other security (except for Aviragen common stock issued upon the valid exercise or settlement of outstanding options or restricted stock units to purchase shares of Aviragen common stock); any option, warrant or right to acquire any capital stock or any other security of Aviragen; or any instrument convertible into or exchangeable for any capital stock or other security of Aviragen;

●

except as required to give effect to anything in contemplation of the closing of the merger, amend the certificate of incorporation, bylaws or other charter or organizational documents of Aviragen, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement; form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

●

lend money to any person; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of the amounts set forth in Aviragen’ operating budget delivered to Vaxart concurrently with the Merger Agreement;

●

other than as required by law or the terms of an Aviragen employee plan in effect as of the date of the Merger Agreement, adopt, establish, terminate or enter into any Aviragen employee plan; cause or permit any Aviragen employee plan to be amended in any material respect; other than in the ordinary course of business, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its employees, directors or officers; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire, terminate or give notice of termination to any (x) officer, or (y) employee whose annual base salary is or is expected to be more than $125,000 per year;

●	recognize any labor union, labor organization or similar person;

●	enter into any material transaction other than in the ordinary course of business;

●

acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business consistent with past practices;

●

make, change or revoke any tax election; fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making a material change to any tax return; settle or compromise any tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than in connection with any extension of time to file any tax return) or adopt or change any accounting method in respect of taxes;

●	enter into, materially amend or terminate certain material contracts;

●

make any expenditures, incur any liabilities, or discharge or satisfy any liabilities in amounts that exceed the limitations set forth in Aviragen’s operating budget delivered to Vaxart concurrently with the execution of the Merger Agreement, in each case, in amounts that exceed the aggregate amount of the Aviragen budget by $300,000;

●	other than as required by law or GAAP, take any action to materially change its accounting policies or procedures; or

●	agree, resolve or commit to do any of the foregoing.

Vaxart has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Aviragen shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement, Vaxart will conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. Vaxart has also agreed that, subject to certain limited exceptions, without the consent of Aviragen, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement:

●

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock of Vaxart; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities of Vaxart (except for shares of Vaxart common stock from terminated employees, directors or consultants of Vaxart);

●

except as required to give effect to anything in contemplation of the closing of the merger, amend the certificate of incorporation, bylaws or other charter or organizational documents of Vaxart or its subsidiaries, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

●

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: any capital stock or other security of Vaxart (except for shares of Vaxart common stock issued upon the valid exercise of Vaxart options and shares of Vaxart capital stock issued in connection with any bona fide equity financing to be completed by Vaxart prior to the closing of the merger); any option, warrant or right to acquire any capital stock or any other security of Vaxart; or any instrument convertible into or exchangeable for any capital stock or other security of Vaxart or its subsidiaries;

●	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

●

lend money to any person; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of the amounts set forth in Vaxart’s operating budget delivered to Aviragen concurrently with the Merger Agreement;

●

other than as required by applicable law or the terms of any employee plan as in effect on the date of the Merger Agreement: adopt, establish or enter into any employee plan; cause or permit any employee plan to be amended in any material respect; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the ordinary course of business in accordance with past practices; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire, terminate or give notice of termination to any (x) officer or (y) employee whose annual base salary is expected to be more than $125,000 per year;

●	recognize any labor union, labor organization, or similar person;

●	enter into any material transaction outside the ordinary course of business in accordance with past practices;

●

acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business in accordance with past practices;

●

sell, assign, transfer, license, sublicense or otherwise dispose of any material Vaxart intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business in accordance with past practices);

●	enter into, materially amend or terminate certain material contracts;

●

make, change or revoke any tax election; fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return; settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than in connection with any extension of time to file any tax return) or adopt or change any material accounting method in respect of taxes;

●

make any expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, in amounts that exceed the aggregate amount of Vaxart’s operating budget delivered to Aviragen at the time of entering into this agreement by $300,000;

●	take any action to materially change its accounting policies other than as required by law or GAAP; or

●	agree, resolve or commit to do any of the foregoing.

Other Agreements

Each of Aviragen and Vaxart has agreed to use its commercially reasonable efforts to:

●	file or otherwise submit all applications, notices, reports and other documents reasonably required to be filed with a governmental entity with respect to the merger;

●	take all actions necessary to satisfy the conditions precedent to the consummation of the transactions contemplated by the Merger Agreement;

●	make all filings and other submissions and give all notices required to be made and given in connection with the merger;

●

provide the other party with reasonable access during normal business hours to such party’s personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to such party and its subsidiaries;

●

provide the other party with such copies of the existing books, records, tax returns, work papers, product data, and other documents and information relating to such party and its subsidiaries, and with such additional financial, operating and other data and information regarding such party and its subsidiaries as the other party may reasonably request;

●

permit the other party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such party responsible for such party’s financial statements and the internal controls of such party to discuss such matter as the other party may deem appropriate;

●	obtain all consents, approvals or waivers reasonably required in connection with the transactions contemplated by the Merger Agreement;

●

cause this proxy statement/prospectus/information statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have this proxy statement/prospectus/information statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC;

●

cause this proxy statement/prospectus/information statement to be mailed to Aviragen’s stockholders as promptly as practicable after this proxy statement/prospectus/information statement is declared effective; and

●	lift any injunction prohibiting, or any other legal bar to, the merger or other transactions contemplated by the Merger Agreement.

Aviragen and Vaxart agreed that, among other things:

●	Aviragen and Vaxart will use reasonable best efforts to file or otherwise submit all documents reasonable required to be filed with respect to the transactions contemplated by the Merger Agreement;

●

Aviragen shall use commercially reasonable efforts to cause this proxy statement/prospectus/information statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have this proxy statement/prospectus/information statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC;

●

Aviragen and Vaxart will confer to determine whether notification under the HSR Act by Aviragen or any Vaxart shareholder is required or advisable and if it is determined in good faith that such notification is required, Aviragen shall use its reasonable best efforts to obtain expiration or termination of all waiting periods under the HSR Act with respect to the transactions contemplated by the merger agreement as promptly as reasonably practicable;

●

Aviragen and Vaxart will notify each other if either party becomes aware of any notice alleging that the consent of any person is required in connection with the merger, of any legal proceeding against the other party, of any material inaccuracy in any representations or warranties made by such party, or the failure of such party to comply with any covenant or obligation under the Merger Agreement;

●

For purposes of employee benefits provided under any benefit plans or arrangements after the closing of the merger, each employee who continues to be employed by Aviragen, Vaxart or their subsidiaries immediately following such closing shall be credited with his/her years of service with Aviragen, Vaxart or their subsidiaries. In addition, Aviragen shall cause all pre-existing condition exclusions and actively at work requirements of any benefit plans in effect after closing to be waived for any such employee;

●	Aviragen will use reasonable best efforts to keep this registration statement on Form S-4 effective as long as necessary to complete the merger;

●

Vaxart will use commercially reasonable efforts to deliver a letter from Vaxart’s independent accounting firm to Aviragen in a form customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to this proxy statement/prospectus/information statement;

●	Vaxart will use commercially reasonable efforts and take any action reasonably necessary to mitigate and/or minimize the impact of the tax consequences of Section 280G of the Code;

●	Aviragen will use reasonable best efforts to maintain the listing of its common stock on the Nasdaq Capital Market;

●

Aviragen shall use commercially reasonable efforts to prepare and submit to Nasdaq a notification form for the listing of the shares of Aviragen common stock to be issued pursuant to the Merger Agreement and to cause such shares to be approved for listing and shall, to the extent required by Nasdaq rules, to file an initial listing application for the Aviragen common stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time.

●

for a period of six years after the closing of the Merger, Aviragen and Vaxart as the surviving corporation in the merger will indemnify each of the directors and officers of Aviragen and Vaxart to the fullest extent permitted under the DGCL; and

●

Aviragen will maintain directors’ and officers’ liability insurance policies from and after the Effective Time and will also purchase a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Aviragen’s existing directors’ and officers’ insurance policies for a period of at least six years from the Effective Time.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the closing of the merger, whether before or after the required stockholder approvals to complete the merger, issue additional Aviragen common stock and consummate the reverse stock split, as applicable, has been obtained, as set forth below:

●	by mutual written consent duly authorized by the board of directors of each of Aviragen and Vaxart;

●

by either Aviragen or Vaxart if the merger has not been consummated by April 30, 2018 (subject to possible extension as provided in the merger agreement, referred to as the “outside date”); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement, and if a request for additional information has been made by any government authority, or in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, by the date that is 60 days prior to the outside date, either party will be entitled to extend the outside date for an additional 60 days by written notice to the other party;

●

by Aviragen or Vaxart if a court of competent jurisdiction or governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger;

●

by Aviragen if Vaxart did not obtain the written consent of a requisite number of its stockholders necessary to adopt the Merger Agreement and approve the merger and related matters within 3 business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective, but this right to terminate the Merger Agreement will not be available to Aviragen once Vaxart obtains such approval;

●

by Aviragen or Vaxart if the stockholders of Aviragen do not approve the issuance of shares of Aviragen common stock pursuant to the Merger Agreement at the Aviragen stockholders’ meeting (including any adjournments and postponements thereof);

●	by Vaxart, at any time prior to the approval by Aviragen’s stockholders of the issuance of the shares of Aviragen common stock pursuant to the merger, if:

o

the Aviragen board of directors fails to include in this proxy statement/prospectus/information statement its recommendation that the stockholders of Aviragen vote to approve the issuance of shares of Aviragen common stock pursuant to the Merger Agreement and the reverse stock split;

o

The Aviragen Board of directors withholds, amends, withdraws or modifies a previous recommendation to Aviragen stockholders to vote to approve the issuance of shares of Aviragen common stock pursuant to the Merger Agreement and the reverse stock split, in a manner adverse to Vaxart;

o	the Aviragen board of directors approves, endorses or recommends any acquisition proposal, as defined in the section titled “The Merger Agreement—Non-Solicitation”; or

o

Aviragen enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement; or

●

by Aviragen or Vaxart if the other party to the Merger Agreement has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable by the outside date, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the intention to terminate, provided that the terminating party is not itself in material breach of any representation, warranty, covenant or agreement contained in the Merger Agreement.

●

by Vaxart, at any time, upon the occurrence of any event, effect, change, circumstance or development that has had or would reasonably be expected to have had a material adverse effect on the business, condition (financial or otherwise), liabilities, assets or results of operations of Aviragen. The Merger Agreement provides that certain effects, events, changes, circumstances or developments shall not be considered a material adverse effect on Aviragen.

●

by Aviragen, at any time, upon the occurrence of any event, effect, change, circumstance or development that has had or would reasonably be expected to have had a material adverse effect on the business, condition (financial or otherwise), liabilities, assets or results of operations of Vaxart. The Merger Agreement provides that certain effects, events, changes, circumstances or developments shall not be considered a material adverse effect on Vaxart.

●

by Aviragen, at any time, if Aviragen has received a “superior offer” (as defined above), Aviragen has complied with its obligations under the Merger Agreement to accept such superior offer, Aviragen concurrently terminates the Merger Agreement and enters into a definitive agreement that contemplated or relates to an “acquisition transaction” (as defined above) that constitutes a superior offer and within 2 business days of such termination, Aviragen pays the applicable termination fees to Vaxart as contemplated by the Merger Agreement.

Termination Fees

Fee payable by Aviragen

Aviragen must pay Vaxart a termination fee of $1.95 million in certain specific scenarios. If

●	the Merger Agreement is terminated by Vaxart (at any time prior to Aviragen’s stockholders’ approval of the issuance of shares of Aviragen common stock pursuant to the Merger Agreement) because:

●

Aviragen failed to include in this proxy statement the recommendation of the Aviragen board of directors that Aviragen’s stockholders approval the issuance of shares of Aviragen common stock pursuant to the Merger Agreement and the reverse stock split or made an adverse recommendation change to Aviragen’s stockholders;

●	the Aviragen board of directors or any committee thereof has publicly approved, endorsed or recommended any alternative acquisition proposal; or

●	Aviragen has entered into any letter of intent or similar document or any contract relating to any acquisition proposal (other than a permitted confidentially agreement);

●

an acquisition proposal with respect to Aviragen has been publicly announced or disclosed or otherwise communicated to Aviragen or the Aviragen board of directors after the date of the Merger Agreement but prior to the termination of the Merger Agreement; or

●

within twelve months after the date of such termination of the Merger Agreement, Aviragen enters into a definitive agreement for a “subsequent transaction” in respect of such acquisition proposal, then Aviragen shall pay to Vaxart an termination fee of $1.95 million within two business days of the consummation of such subsequent transaction.

A “subsequent transaction” is

●

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction:

●	in which a party is constituent entity,

●

in which a person or a “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 50% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries; or

●	in which a party or any of its subsidiaries issues 50% of the outstanding securities of such party or any of its subsidiaries; or

●

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or business or businesses or assets that constitute or account for 50% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries take as a whole.

In addition, if the Merger Agreement is terminated by Aviragen because (a) Aviragen has received a “superior offer” (as defined above), (b) Aviragen has complied with its obligations under the Merger Agreement in order to accept such superior offer, and (c) Aviragen concurrently terminates the Merger Agreement and enters into a permitted alternative agreement with respect to such superior offer, then Aviragen shall pay to Vaxart a termination fee of $1.95 million within two business days.

Amendment

The Merger Agreement may be amended by the parties at any time, except that after the Merger Agreement has been adopted and approved by the stockholders of Aviragen or Vaxart, no amendment which by law requires further approval by the stockholders of Aviragen or Vaxart, as the case may be, shall be made without such further approval.

AGREEMENTS RELATED TO THE MERGER

Support Agreements and Written Consent

Vaxart

Certain Vaxart stockholders are party to a support agreement with Aviragen, Agora Merger Sub and Vaxart pursuant to which, among other things, each such stockholder agreed, solely in their capacity as a Vaxart stockholder, to vote all of their shares of Vaxart capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and to acknowledge that the adoption and approval of the Merger Agreement is irrevocable. In addition, these Vaxart stockholders agreed not to, directly or indirectly, knowingly take any action that Vaxart is not permitted to take under the non-solicitation provisions of the Merger Agreement. The parties to these support agreements with Aviragen, Agora Merger Sub and Vaxart are:

●	Care Capital Investments III, LP
●	Care Capital Offshore Investments III, LP.
●	Frances Chang
●	Michael J. Finney, Ph.D.
●	John M. Harland
●	Wouter W. Latour, M.D.
●	David Liebowitz, M.D.
●	Sean N. Tucker, Ph.D.

The Vaxart stockholders that are party to a support agreement with Aviragen consist of:

●	the holders of a majority of the shares of Vaxart common stock and preferred stock each outstanding on the record date and entitled to vote thereon (voting as a single class);

●	the holders of a majority of the shares of Vaxart common stock each outstanding on the record date and entitled to vote thereon (voting as a separate class); and

●	the holders of a majority of the shares of Vaxart Series B Preferred Stock and Series C Preferred Stock outstanding on the record date and entitled to vote thereon (voting as a separate class).

The holders of a sufficient number of shares of Vaxart capital stock required to approve and adopt the Merger Agreement and approve the merger and related transactions are contractually obligated to approve and adopt the Merger Agreement. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part such holders will execute written consents to approve and adopt the Merger Agreement and approve the merger and related transactions.

Aviragen

Certain Aviragen stockholders are party to a support agreement with Aviragen, Agora Merger Sub and Vaxart pursuant to which, among other things, each of such stockholders agreed, solely in their capacity as a stockholder, to vote all of their shares of Aviragen common stock in favor of the approval of the issuance of shares of Aviragen common stock pursuant to the Merger Agreement and the reverse stock split of Aviragen common stock. In addition, these Aviragen stockholders agreed not to, directly or indirectly, knowingly take any action that Aviragen is not permitted to take under the non-solicitation provisions of the Merger Agreement. The parties to these support agreements with Aviragen, Agora Merger Sub and Vaxart are:

●	Armando Anido
●	Mark P. Colonnese
●	Geoffrey F. Cox, Ph.D.
●	Michael R. Dougherty
●	Michael W. Dunne, M.D.
●	Joseph M. Patti, Ph.D.
●	Russell H. Plumb
●	John P. Richard
●	Anne M. VanLent

The stockholders of Aviragen that are party to a support agreement with Aviragen, Agora Merger Sub and Vaxart consist of the holders of an aggregate of 371,341 shares of Aviragen common stock, representing less than 1% of the outstanding shares of Aviragen common stock as of         , 2018. These stockholders are solely comprised of the executive officers and directors of Aviragen.

Lock-up Agreements

Vaxart

As a condition to the closing of the merger, Vaxart’s directors, executive officers and principal stockholders, who will beneficially hold 78.5% of the combined company’s capital stock immediately following the closing of the merger, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, , transfer, grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber any shares of Vaxart capital stock prior to the closing of the merger, and the combined company’s common stock thereafter, for 180 days following the Effective Time.

Aviragen

None of Aviragen’s stockholders have entered into lock-up agreements.

MATTERS BEING SUBMITTED TO A VOTE OF AVIRAGEN STOCKHOLDERS

Aviragen Proposal No. 1 (the Stock Issuance Proposal): Approval of the Issuance of Common Stock in the Merger

At the Aviragen special meeting, Aviragen stockholders will be asked to approve the issuance of shares of Aviragen common stock pursuant to the Merger Agreement. Immediately following the merger, it is expected that Vaxart securityholders will own approximately 60% of the outstanding capital stock of the combined company, and the Aviragen securityholders will own approximately 40% of the outstanding capital stock of the combined company.

The terms of, reasons for and other aspects of the Merger Agreement, the issuance of shares of Aviragen common stock pursuant to the Merger Agreement are described in detail in the other sections in this proxy statement/prospectus/information statement.

Required Vote; Recommendation of Board of Directors

Presuming a quorum is present, the affirmative vote of the holders of a majority of the shares of Aviragen common stock properly cast at the Aviragen special meeting is required for approval of this proposal.

THE AVIRAGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE AVIRAGEN STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL TO APPROVE THE ISSUANCE OF SHARES OF AVIRAGEN COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

Aviragen Proposal No. 2 (the Reverse Stock Split Proposal): Approval of the Amendment to the Certificate of Incorporation of Aviragen Effecting the Reverse Stock Split at a Ratio in the Range of 10 and 20-for-1

General

At the Aviragen special meeting, Aviragen stockholders will be asked to approve the amendment to the certificate of incorporation of Aviragen effecting a reverse stock split of the issued shares of Aviragen common stock, at a ratio in the range of 10 and 20-for-1, with such specific ratio to be mutually agreed upon by Aviragen and Vaxart or, if the Stock Issuance Proposal is not approved by Aviragen stockholders, determined solely by the Aviragen board of directors following the special meeting. Upon the effectiveness of the amendment to the certificate of incorporation of Aviragen effecting the reverse stock split, or the split effective time, the issued shares of Aviragen common stock outstanding immediately prior to the split effective time will be reclassified into a smaller number of shares such that an Aviragen stockholder will own one new share of Aviragen common stock for each 10 to 20 shares of issued common stock held by that stockholder immediately prior to the split effective time. The ultimate ratio will be based on a number of factors, including market conditions, existing and expected trading prices for Aviragen common stock and the listing requirements of the Nasdaq Capital Market.

If both the Stock Issuance Proposal and the Reverse Stock Split Proposal are approved by the stockholders, the reverse stock split ratio shall be mutually agreed upon by Aviragen and Vaxart. In addition, the Aviragen board of directors may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including Stock Issuance Proposal, at a range of 10 and 20-for-1 determined solely by the Aviragen board of directors.

The form of the amendment to the certificate of incorporation of Aviragen to effect the reverse stock split, as more fully described below, will effect the reverse stock split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Aviragen common stock or preferred stock.

Purpose

The Aviragen board of directors approved the proposal approving the amendment to the certificate of incorporation of Aviragen effecting the reverse stock split for the following reasons:

●

the board of directors believes effecting the reverse stock split may be an effective means of maintaining the listing of the combined company’s post-merger common stock on the Nasdaq Capital Market and avoiding a delisting of Aviragen common stock from the Nasdaq Capital Market;

●	the board of directors believes a higher stock price may help generate investor interest in Aviragen and help Aviragen attract and retain employees; and

●

if the reverse stock split successfully increases the per share price of Aviragen common stock, the Aviragen board of directors believes this increase may increase trading volume in Aviragen common stock and facilitate future financings by Aviragen.

Requirements for Nasdaq Listing

Aviragen common stock is listed on the Nasdaq Capital Market under the symbol “AVIR.” Aviragen intends to file an initial listing application under the reverse merger rules with The Nasdaq Stock Market LLC to seek listing on the Nasdaq Global Market upon the closing of the merger.

According to the applicable rules and regulations of Nasdaq, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of the Nasdaq Capital Market will require Aviragen to have, among other things, a $4.00 per share minimum bid price upon the closing of the merger. Although the approval of the stock split is not a closing condition to consummate the merger, if Aviragen’s stockholders do not approve the Reverse Stock Split Proposal to effect the reverse stock split in connection with the closing of the merger, Aviragen has been advised that the Nasdaq will commence delisting procedures immediately following the closing of the merger.

If Aviragen’s stockholders do not approve the Reverse Stock Split Proposal, the combined company’s board of directors will immediately call for a second special meeting following the closing of the merger and request the stockholders of the combined company to approve a reverse stock split that will allow the combined company to remain in compliance with the listing requirements of The Nasdaq Stock Market LLC. If the Stock Issuance Proposal is not approved but the Reverse Stock Approval is approved, the Aviragen board of directors may nevertheless authorize a reverse split of its common stock at a ratio in the range of 10 and 20-for-1 as determined solely by the Aviragen board of directors in order to satisfy Aviragen’s continued listing requirements on the Nasdaq Capital Market.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Aviragen’s management being able to issue more shares without further stockholder approval. For example, before the reverse stock split, Aviragen’s authorized but unissued shares immediately prior to the closing of the merger would be approximately 161 million compared to shares issued of approximately 39 million. If Aviragen effects the reverse stock split using a 1-for-10 ratio, its authorized but unissued shares immediately prior to the closing of the merger would be approximately 196 million compared to shares issued of approximately four million. The reverse stock split will not affect the number of authorized shares of Aviragen common stock and preferred stock, which will continue to be authorized pursuant to the certificate of incorporation of Aviragen, thus the reverse stock split will have the effect of increasing the number of authorized but unissued shares of Aviragen common stock. There are no shares of Aviragen preferred stock currently outstanding. Aviragen currently has no plans, commitments, arrangements, understandings or agreements to issue shares, other than pursuant to the Merger Agreement, and to satisfy obligations under the Aviragen stock options from time to time as these stock options are exercised. The additional authorized shares of common stock will provide the combined company with the flexibility to consider and respond to future business opportunities and needs as they arise, including but not limited to, equity offerings; financings; potential strategic transactions, including mergers, acquisitions and business combinations; stock dividends; stock splits; grants under equity compensation plans; and other general corporate transactions.

Potential Increased Investor Interest

On December 7, 2017, Aviragen common stock closed at $0.59 per share. An investment in Aviragen common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Aviragen board of directors believes that most investment funds are reluctant to invest in lower priced stocks. The Aviragen board of directors believes that the anticipated higher market price expected to result from a reverse stock split will reduce, to some extent, the negative effects of the practices of brokerage houses and investors described above on the liquidity and marketability of Aviragen common stock.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Aviragen common stock. Aviragen cannot predict whether the reverse stock split will increase the market price for Aviragen common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

●

the market price per share of Aviragen common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Aviragen common stock outstanding before the reverse stock split;

●	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

●	the reverse stock split will result in a per share price that will increase the ability of Aviragen to attract and retain employees;

●

the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by The Nasdaq Stock Market LLC for continued listing, that Aviragen will otherwise meet the requirements of The Nasdaq Stock Market LLC for inclusion for trading on the Nasdaq Global Market, including the $4.00 minimum bid price upon the closing of the merger, or, if met, that the market price per share would remain above the minimum bid price for a sustained period of time; or

●	Aviragen would otherwise meet the Nasdaq listing requirements even if the per share market price of Aviragen common stock after the reverse stock split meets the required minimum bid price.

The market price of Aviragen common stock will also be based on performance of Aviragen and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Aviragen common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Aviragen may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Aviragen common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Criteria to be Used for Determining Whether to Implement the Reverse Stock Split

In determining whether to implement the reverse stock split and which reverse stock split ratio to implement, if any, following receipt of stockholder approval of the Reverse Stock Split Proposal, Aviragen and/or Vaxart may consider, among other things, various factors, such as:

●	the historical trading price and trading volume of Aviragen common stock;

●

the then-prevailing trading price and trading volume of Aviragen common stock and the expected impact of the reverse stock split on the trading market for Aviragen common stock in the short- and long-term;

●	the ability of Aviragen to continue its listing on the Nasdaq Capital Market;

●	which reverse stock split ratio would result in the least administrative cost to Aviragen; and

●	prevailing general market and economic conditions.

The failure of Aviragen stockholders to approve the Reverse Stock Split Proposal could have serious, adverse effects on Aviragen and its stockholders. Aviragen could be delisted from the Nasdaq Capital Market because shares of Aviragen common stock may continue to trade below the requisite $1.00 per share bid price needed to maintain its listing. If the Nasdaq Capital Market delists Aviragen common stock, Aviragen shares may then trade on the OTC Bulletin Board or other small trading markets, such as the pink sheets. In that event, Aviragen common stock could trade thinly as a microcap or penny stock, adversely decrease to nominal levels of trading and be avoided by retail and institutional investors, resulting in the impaired liquidity of Aviragen common stock and making it difficult to raise additional capital if needed.

Principal Effects of the Reverse Stock Split

The amendment to the certificate of incorporation of Aviragen effecting the reverse stock split is set forth in Annex B to this proxy statement/prospectus/information statement.

The reverse stock split will be effected simultaneously for all outstanding shares of Aviragen common stock. The reverse stock split will affect all of the Aviragen stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Aviragen, except to the extent that the reverse stock split results in any of the Aviragen stockholders owning a fractional share. The reverse stock split will not change the terms of Aviragen common stock. After the reverse stock split, the shares of Aviragen common stock will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the Aviragen common stock now authorized, which is not entitled to preemptive or subscription rights, and is not subject to conversion, redemption or sinking fund provisions. Aviragen common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse split does not affect the total proportionate ownership of the combined company following the merger. The reverse stock split will not affect Aviragen continuing to be subject to the periodic reporting requirements of the Exchange Act.

As an example, the following table illustrates the effects of a 10-for 1 and a 20-for-1 reverse stock split (without giving effect to the treatment of fractional shares):

	Prior to Reverse Stock Split		After 10-for-1 Reverse Stock Split	After 20-for-1 Reverse Stock Split
Common stock outstanding	38,649,237		3,864,924	1,932,462
Common stock issuable pursuant to outstanding equity awards	7,556,642	(1)	755,664	377,832

(1)

All of such options have an exercise price higher than $0.59 per share, the closing price of Aviragen common stock on December 7, 2017, other than 140,000 options granted to non-employee directors in May 2017.

In addition, if the proposed reverse stock split is implemented, it will increase the number of Aviragen stockholders who own "odd lots" of fewer than 100 shares of common stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock. Accordingly, the reverse stock split may not achieve the desired results of increasing marketability and liquidity of Aviragen common stock that have been described above.

After the effective date of the reverse stock split, Aviragen common stock would have a new committee on uniform securities identification procedures, or CUSIP number, a number used to identify Aviragen common stock.

Aviragen common stock is currently registered under Section 12(b) of the Exchange Act, and Aviragen is subject to the periodic reporting and other requirements of the Exchange Act. The proposed reverse stock split will not affect the registration of the common stock under the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Aviragen stockholders approve the amendment to the certificate of incorporation of Aviragen effecting the reverse stock split, and if the Aviragen board of directors still believes that a reverse stock split is in the best interests of Aviragen and its stockholders, Aviragen will file the amendment to the certificate of incorporation with the Delaware Secretary of State at such time as the Aviragen board of directors has determined to be the appropriate split effective time. The Aviragen board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the split effective time, each book-entry account representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

Beneficial Owners of Common Stock. Upon the implementation of the reverse stock split, Aviragen intends to treat shares held by stockholders in “street name” (i.e., through a bank, broker, custodian or other nominee), in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Aviragen common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the reverse stock split and making payment for fractional shares. If a stockholder holds shares of Aviragen common stock with a bank, broker, custodian or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian or other nominee.

Registered Holders of Common Stock. Certain of Aviragen registered holders of common stock hold some or all of their shares electronically in book-entry form with Aviragen’s transfer agent, Computershare, Inc. These stockholders do not hold physical stock certificates evidencing their ownership of Aviragen common stock. However, they are provided with a statement reflecting the number of shares of Aviragen common stock registered in their accounts. If a stockholder holds registered shares in book-entry form with Aviragen’s transfer agent, no action needs to be taken to receive post-reverse stock split shares or payment in lieu of fractional shares, if applicable. If a stockholder is entitled to post-reverse stock split shares, a transaction statement will automatically be sent to the stockholder’s address of record indicating the number of shares of Aviragen common stock held following the reverse stock split.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on the Nasdaq Capital Market on the first trading day immediately following the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Aviragen is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the split effective time may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Aviragen or the transfer agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Accounting Consequences

The par value per share of Aviragen common stock will remain unchanged at $0.10 per share after the reverse stock split. As a result, at the reverse stock split effective time, the stated capital on Aviragen’s balance sheet attributable to Aviragen common stock will be reduced proportionately based on the reverse stock split ratio, from its present amount, and the additional paid-in capital account will be increased for the amount by which the stated capital is reduced. After the reverse stock split (and disregarding the impact of shares of Aviragen common stock issued in the merger), net income or loss per share, and other per share amounts will be increased because there will be fewer shares of Aviragen common stock outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the reverse stock split will be recast to give retroactive effect to the reverse stock split.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Aviragen board of directors or contemplating a tender offer or other transaction for the combination of Aviragen with another company, the reverse stock split proposal is not being proposed in response to any effort of which Aviragen is aware to accumulate shares of Aviragen common stock or obtain control of Aviragen, other than pursuant to the Merger Agreement, nor is it part of a plan by management to recommend a series of similar amendments to the Aviragen board of directors and stockholders. Other than the proposals being submitted to the Aviragen stockholders for their consideration at the Aviragen special meeting, the Aviragen board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Aviragen. For more information, please see the sections titled “Risk Factors—Risks Related to Aviragen Common Stock” and “Description of Aviragen Capital Stock—Anti-Takeover Effects of Provisions of Aviragen Charter Documents and Delaware Law.”

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of material U.S. federal income tax consequences of a reverse stock split to U.S. Holders (as defined below) that hold shares of Aviragen common stock as capital assets for U.S. federal income tax purposes.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to stockholders in light of their particular circumstances or to stockholders who may be subject to special tax treatment under the Code, including, without limitation dealers or traders in securities, commodities or foreign currency; banks, thrifts, insurance companies, and other financial institutions; traders that mark-to-market their securities; tax-exempt organizations or governmental organizations; small business investment companies; regulated investment companies; real estate investment trusts; tax-deferred or other retirement accounts; persons whose functional currency is not the U.S. dollar; persons who hold Aviragen common stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; persons who hold or receive Aviragen common stock pursuant to the exercise of compensatory stock options, the vesting of previously restricted shares of stock or otherwise as compensation; any entity or arrangement that is a partnership for U.S. federal income tax purposes; companies subject to the “stapled stock” rules; “expatriated entities”; certain former citizens or long-term residents of the United States; or persons subject to the alternative minimum tax or the 3.8% tax on net investment income.

This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect, or differing interpretations. Any such change may cause the U.S. federal income tax consequences of a reverse stock split to vary substantially from the consequences summarized below. Aviragen has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions.

The state and local tax consequences of a reverse split may vary as to each U.S. Holder, depending on the jurisdiction in which such U.S. Holder resides. This discussion should not be considered as tax or investment advice, and the tax consequences of a reverse stock split may not be the same for all U.S. Holders. U.S. Holders should consult their own tax advisors to understand their individual federal, state, local and foreign tax consequences to them of the reverse stock split.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of Aviragen common stock that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●

a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Aviragen common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of Aviragen common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Tax Consequences of the Reverse Stock Split

The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes under Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder of shares of Aviragen common stock should not recognize any gain or loss for U.S. federal income tax purposes as a result of a reverse stock split, except to the extent of any cash received in lieu of a fractional share of Aviragen common stock, as discussed below. A U.S. Holder’s aggregate tax basis in shares of common stock received in a reverse stock split should equal the U.S. Holder’s aggregate tax basis in the shares of Aviragen common stock exchanged in the reverse stock split, decreased by the amount of any tax basis allocable to a fractional share for which cash is received. In addition, each U.S. Holder’s holding period for the shares of common stock the U.S. Holder receives in a reverse stock split should include the U.S. Holder’s holding period for the shares of Aviragen common stock exchanged in the reverse stock split. U.S. Holders of shares of Aviragen common stock acquired on different dates and at different prices should consult their own tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

In general, a U.S. Holder of shares of Aviragen common stock that receives cash in lieu of a fractional share of Aviragen common stock pursuant to the reverse stock split should recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the shares of Aviragen common stock surrendered that is allocated to the fractional share of Aviragen common stock. Any such capital gain or loss will be treated as long term capital gain or loss if the U.S. Holder’s holding period for shares of Aviragen common stock surrendered exceeded one year as of the effective time of the reverse stock split.

Information Reporting and Backup Withholding

A U.S. Holder of shares of Aviragen common stock may be subject to information reporting and backup withholding on cash paid in lieu of fractional shares in connection with the reverse stock split, unless the U.S. Holder is an exempt recipient. Backup withholding generally will apply to such payments if the U.S. Holder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Each U.S. Holder of shares of Aviragen common stock should properly complete and sign, and deliver, an IRS Form W-9 in order to provide the information and certification necessary to avoid backup withholding, or otherwise establish an applicable exemption in a manner acceptable to the paying agent. U.S. Holders of shares of Aviragen common stock should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of the shares of Aviragen common stock outstanding on the record date for the Aviragen special meeting is required to approve the amendment to the certificate of incorporation of Aviragen effecting a reverse stock split at a ratio not to exceeding the range 10 and 20-for-1 of Aviragen common stock, with such specific ratio to be mutually agreed upon by Aviragen and Vaxart or, if the Stock Issuance Proposal is not approved by Aviragen stockholders, determined solely by the Aviragen board of directors following the special meeting.

THE AVIRAGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT AVIRAGEN STOCKHOLDERS VOTE “FOR” THE REVERES STOCK SPLIT PROPOSAL TO APPROVE THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF AVIRAGEN EFFECTING THE REVERSE STOCK SPLIT AT A RATIO IN THE RANGE OF 10 AND 20-FOR-1, with such specific ratio to be MUTALLY agreed upon by Aviragen and Vaxart or, if the Stock Issuance Proposal is not approved by Aviragen stockholders, determined SOLELY by the Aviragen board of directors following the special meeting.

Aviragen Proposal No. 3 (Executive Merger Compensation Proposal): Advisory, Non-Binding Vote on Merger-Related Executive Compensation Arrangements

General

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Aviragen provide stockholders with the opportunity to vote to approve, on non-binding, advisory basis, the payment of certain compensation that will or may become payable by Aviragen to its named executive officers in connection with the merger, as disclosed in the section titled "The Merger—Interests of the Aviragen Directors and Executive Officers in the Merger.”

Upon the consummation of the merger, each of the Aviragen named executive officers will resign with good reason. Therefore, Aviragen is asking stockholders to indicate their approval of the compensation that will or may become payable by Aviragen to its named executive officers in connection with the merger and the associated termination by the named executive officers for good reason upon the consummation of the merger. These payments are set forth in the section titled "The Merger—Interests of the Aviragen Directors and Executive Officers in the Merger," and the accompanying footnotes. In general, the employment agreements, equity awards and other arrangements pursuant to which these compensation payments may be made have previously formed a part of Aviragen’s overall compensation program for its named executive officers and previously have been disclosed to stockholders as part of Aviragen’s annual proxy statements or its other reports filed with the SEC. These historical employment agreements, equity awards and other arrangements were adopted and approved by the compensation committee of the Aviragen board of directors, which is composed solely of non-management directors, and are believed to be reasonable and in line with marketplace norms.

Accordingly, Aviragen is seeking approval of the following resolution at the special meeting:

"RESOLVED, that the stockholders of Aviragen Therapeutics, Inc. approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Aviragen to its named executive officers that is based on or otherwise relates to the merger as disclosed in the section titled "The Merger—Interests of the Aviragen Directors and Executive Officers in the Merger."

Stockholders of Aviragen should note that this proposal is not a condition to the closing of the merger, and as an advisory vote, the result will not be binding on Aviragen, its board of directors or the named executive officers. Further, the underlying employment agreements, equity awards and other arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated and Aviragen’s named executive officers are terminated in connection with the merger, the named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the merger in accordance with the terms and conditions applicable to the underlying employment agreements, equity awards and other arrangements Aviragen entered into with these named executive officers.

Required Vote; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of the shares of Aviragen common stock properly cast at the Aviragen special meeting is required to approve the non-binding advisory vote on merger-related executive compensation arrangements.

THE AVIRAGEN BOARD OF DIRECTORS RECOMMENDS THAT THE AVIRAGEN STOCKHOLDERS VOTE "FOR" THE REVERSE STOCK SPLIT PROPOSAL TO APPROVE, ON A NON-BINDING ADVISORY BASIS, COMPENSATION THAT WILL OR MAY BECOME PAYABLE BY AVIRAGEN TO ITS NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

Aviragen Proposal No. 4 (Say-on-Pay Frequency Proposal): Advisory, Non-Binding Vote on the Frequency of an Advisory Vote on Executive Compensation

General

Section 14A of the Exchange Act requires that Aviragen provide its stockholders with the opportunity to vote, on a non-binding, advisory basis, for their preference as to how frequently to include future advisory votes on the compensation of Aviragen’s named executive officers.  Aviragen last sought an advisory vote on frequency of say-on-pay votes in 2011. By voting on this proposal, stockholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two, or three years or abstain from voting on this proposal. For the reasons described below, the Aviragen board of directors recommends that its stockholders select a frequency of every year, or an annual vote.

After careful consideration of this proposal, the Aviragen board of directors has determined that an advisory vote on executive compensation that occurs every year is the most appropriate alternative for Aviragen, and therefore the Aviragen board of directors recommends that you vote for an annual interval for the advisory vote on executive compensation.

In formulating its recommendation, the Aviragen board of directors considered that an annual advisory vote on executive compensation will allow the Aviragen stockholders to provide Aviragen with their direct input on Aviragen’s compensation philosophy, policies and practices as disclosed in the proxy statement every year. Additionally, an annual advisory vote on executive compensation is consistent with Aviragen’s policy of seeking input from, and engaging in discussions with, its stockholders on corporate governance matters and Aviragen’s executive compensation philosophy, policies and practices. Aviragen understands that its stockholders may have different views as to what is the best approach for Aviragen, and Aviragen looks forward to hearing from its stockholders on this proposal.

You may cast your vote on your preferred voting frequency by choosing the option of once every year, once every two years, once every three years or abstain from voting when you vote in response to the resolution set forth below.

“RESOLVED, that the option of “ONCE EVERY YEAR,” “ONCE EVERY TWO YEARS” and “ONCE EVERY THREE YEARS” that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which Aviragen Therapeutics, Inc. is to hold a stockholder vote to approve the compensation of the named executive officers, as disclosed pursuant to the SEC’s compensation disclosure rules (which disclosure shall include the Compensation Discussion and Analysis, the Summary Compensation Table, and the other related tables and disclosure).”

Required Vote; Recommendation of Board of Directors

The option of “ONCE EVERY YEAR,” “ONCE EVERY TWO YEARS” or “ONCE EVERY THREE YEARS” that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by Aviragen’s stockholders. However, because this vote is advisory and not binding on the Aviragen board of directors or Aviragen in any way, the Aviragen board of directors may decide that it is in the best interests of Aviragen’s stockholders and Aviragen to hold an advisory vote on executive compensation more or less frequently than the option approved by Aviragen’s stockholders.

THE AVIRAGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE AVIRAGEN STOCKHOLDERS VOTE FOR THE SELECTION OF “ONCE EVERY YEAR” AS THE FREQUENCY WITH WHICH STOCKHOLDERS ARE ASKED TO PROVIDE AN ADVISORY VOTE ON THE COMPENSATION OF AVIRAGEN’S NAMED EXECUTIVE OFFICERS.

Aviragen Proposal No. 5 (Adjournment Proposal): Approval of Possible Adjournment of the Aviragen Special Meeting

If Aviragen fails to receive a sufficient number of votes to approve the Stock Issuance Proposal and/or the Reverse Stock Split Proposal, Aviragen may propose to adjourn the Aviragen special meeting for the purpose of soliciting additional proxies to approve the Stock Issuance Proposal and/or the Reverse Stock Split Proposal. Aviragen currently does not intend to propose adjournment at the Aviragen special meeting if there are sufficient votes to approve the Stock Issuance Proposal or the Reverse Stock Split Proposal.

If a quorum is present, and the Stock Issuance Proposal has received sufficient votes for approval, but the Reverse Stock Split Proposal has not received the requisite votes for approval, and votes representing 2% or less of the aggregate number of shares of Aviragen common stock are needed to obtain such approval, then the special meeting will be adjourned with respect to the Reverse Stock Split Proposal for a maximum of five calendar days, during which period Aviragen will use commercially reasonable efforts to obtain such additional votes.

Required Vote; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of the shares of Aviragen common stock properly cast at the Aviragen special meeting is required for approval of this proposal is required to approve the adjournment, if necessary, of the Aviragen special meeting for the purpose of soliciting additional proxies to approve the Stock Issuance Proposal and/or the Reverse Stock Split Proposal.

THE AVIRAGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE AVIRAGEN STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE STOCK ISSUANCE PROPOSAL AND/OR REVERSE STOCK SPLIT PROPOSAL.

AVIRAGEN BUSINESS

Overview of Aviragen’s Business and Recent Developments

Aviragen is a biopharmaceutical company focused on the discovery and development of direct-acting antivirals to treat infections that have limited therapeutic options and affect a significant number of patients globally. Aviragen has three Phase 2 clinical stage compounds: BTA074 (teslexivir), an antiviral treatment for condyloma caused by human papillomavirus types 6 & 11; vapendavir, a capsid inhibitor for the prevention or treatment of rhinovirus, or HRV, upper respiratory infections; and BTA585 (enzaplatovir), a fusion protein inhibitor in development for the treatment of respiratory syncytial virus infections. Aviragen also has a preclinical RSV non-fusion inhibitor program.

In April 2017, Aviragen engaged Stifel as advisor to assist with the exploration of certain strategic alternatives in the strategic review process.

On October 27, 2017, Aviragen and Vaxart, Inc., or Vaxart, a privately held pharmaceutical company, entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement, under which Aviragen will acquire Vaxart in an all-stock transaction. Upon the closing of the merger, the Vaxart stockholders are expected to own approximately 60% of the combined company’s outstanding shares and Aviragen’s current equity holders are expected to own the remaining approximately 40% of the combined company’s outstanding shares. Following the closing of the merger, Aviragen Therapeutics, Inc. will be renamed Vaxart, Inc. On October 27, 2017, the Aviragen board of directors adopted a change in Aviragen’s operations, due to the Merger Agreement with Vaxart, whereby Aviragen will reduce its workforce by six to a total of 10 full-time employees, who will remain on board to complete the BTA074 Phase 2 clinical trial and assist with the transition of duties to the Vaxart management team. As a result, Aviragen anticipates incurring approximately $0.9 million to $1.7 million in total costs associated with these terminations, comprised mostly of one-time termination benefits. Aviragen expects that these cash expenditures will be incurred in the first quarter of 2018.

Pending Merger Agreement with Vaxart

On October 27, 2017, Aviragen, Agora Merger Sub, Inc., a Delaware corporation, or Merger Sub, and Vaxart, Inc., a privately-held clinical-stage Delaware corporation focused on developing oral recombinant vaccines from its proprietary delivery platform, or Vaxart, entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Vaxart, with Vaxart surviving the merger as the wholly-owned subsidiary of the combined company. The Merger Agreement and the transactions contemplated hereby are described in detail elsewhere in this proxy statement/prospectus/information statement.

Background

Aviragen has historically focused its research and drug development capabilities on discovering and developing small molecule compounds that can prevent or treat infectious diseases. Infectious diseases are caused by pathogens that are present in the environment, such as viruses and bacteria, which enter the body through various means and overwhelm its natural defenses and cause an infection. The severity of an infectious disease varies depending on the nature of the infectious pathogen, as well as the degree to which the body’s immune system or available therapies can prevent or fight the infection. The market for anti-infective drugs can be divided into three general categories: antiviral, antibacterial and antifungal. Aviragen is currently focused on developing antiviral compounds.

The use of antiviral drugs has led to a significant reduction in the morbidity and mortality associated with infectious diseases. However, for many infectious diseases, current treatment options, to the extent any such treatment options are currently available, are associated with suboptimal treatment outcomes, significant toxicities, tolerability issues or adverse side effects, the emergence of drug resistant pathogens, complex dosing schedules, and inconvenient methods of administration. These sub-optimal characteristics of many existing treatment options often lead to patients prematurely discontinuing treatment or not fully complying with treatment dosing schedules, resulting in a treatment failure. A patient’s failure to comply fully with a recommended dosing schedule can also both accelerate and exacerbate the emergence of drug-resistant strains. In recent years, the increasing prevalence of drug-resistant pathogens has created ongoing treatment challenges with respect to many infectious diseases. The ability of viruses to adapt rapidly to existing or new treatments through genetic mutations allows new strains to develop that may be resistant to currently available drugs.

Aviragen’s Pipeline

The following summarizes key information regarding Aviragen’s antiviral product candidates:

Human Papillomavirus, or HPV

HPVs are small non-enveloped, double stranded DNA viruses that infect mucosal or cutaneous squamous epithelia, where they may cause benign or malignant hyperproliferation of the skin and mucosa. HPV is the most common cause of sexually transmitted infection and the disease burden includes skin warts, genital warts, cervical and other anogenital dysplasias and carcinomas, oropharyngeal cancer and recurrent respiratory papillomatosis, or RRP. Over 40 distinct types of HPV can infect the genital tract. Approximately 90% of infections caused by HPV’s are asymptomatic and resolve spontaneously within two years. However, persistent infection with some HPV types can cause cancer and other benign diseases. Of the 13 HPV types designated as human carcinogens, types 16 and 18 account for 70% of cervical cancers worldwide. Among non-carcinogenic types, HPV 6 and 11 are responsible for 90% of anogenital warts.

Genital warts, also referred to as anogenital warts or condyloma, are the most commonly identified pathology caused by genital HPVs. Genital warts are sexually transmitted, with a high rate of transmission and significant psychosocial morbidity. Genital warts are one of the most common viral sexually transmitted disease, or STD, worldwide. It is one of the most frequent STDs diagnosed among genitourinary medicine clinics and accounts for more frequent visits to general practitioners or genitourinary medicine clinics than those for genital herpes. In 2013, the Centers for Disease Control and Prevention estimated that in the United States there were more than 400,000 visits to physicians’ offices related to genital warts.

Currently, no approved HPV-specific direct acting antiviral drugs exist to treat genital warts. Existing treatments for genital warts can be divided broadly into two categories: provider-administered ablative/cytodestructive therapies (including cryotherapy, laser ablation, and trichloroacetic acid) and patient-administered topical therapies, such as podophyllotoxin, sinecatechins, and imiquimod. Imiquimod directly activates innate immune cells through toll-like receptor 7, resulting in production of cytokines. Treatment choice depends on the morphology, number, and distribution of warts and patient preference. Significant failure and relapse rates, often as much as 20-30% or more have been reported for all of these existing treatments. Further, all existing therapies are associated with local skin reactions including itching, burning, erosions and pain. Therefore, despite the existence of marketed prophylactic vaccines, effective therapies against pathologies caused by HPV6 and HPV11 are still needed.

BTA074

BTA074 is in development for the treatment of genital warts caused by HPV. BTA074 is a potent and selective inhibitor of the interaction between two viral proteins from HPV6 and HPV11, E1 and E2, an interaction that is an essential step for HPV DNA replication and thus, viral production and pathogenesis. This inhibition results from the binding of BTA074 to the E2 protein (Kd=168 nM). BTA074 is a first-in-class directing acting antiviral specific to HPV and possesses new mechanism of action that can be exploited to treat infections caused by HPV types 6 & 11. BTA074 was selected for clinical development among more than 1200 unique compounds tested. BTA074 was developed by combining chemo-informatics modeling and in cellulo screening of E1/E2 protein-protein interactions. These studies showed that BTA074 inhibits the HPV6 and HPV11 E1/E2 interaction or HPV DNA replication in cellulo with an IC50 of 0.5-1 M. The IC50 represents the concentration of a drug that is required for 50% inhibition of a biological process. Moreover, BTA074 is highly selective for low-risk types HPV 6 and HPV 11, since it does not inhibit replication of HPV 18 or E1/E2 protein interactions of other HPVs.

BTA074 Clinical Trials

Phase 2. The ongoing Phase 2 trial Aviragen initiated in February 2016 is intended to further validate BTA074’s favorable local skin tolerability profile and antiviral activity. The trial is designed as a double-blind placebo controlled, randomized, Phase 2 study the primary objective of which is to assess the safety, tolerability, pharmacokinetics and efficacy of twice daily topical treatments of BTA074 5% gel for up to 16 weeks in approximately 210 genital warts patients. A primary efficacy endpoint is to determine the complete clearance rate for baseline genital warts lesions after twice daily application of BTA074 5% gel or placebo from baseline week 0 visit to the completion of the treatment. The Phase 2 trial is ongoing with completion of enrollment in the fourth quarter of calendar year 2017. Top-line safety and efficacy data are expected in the second quarter of calendar year 2018.

Phase 2a. In 2013, a Phase 2a clinical trial of BTA074 5% gel was completed. The six-week, Phase 2a study in 24 subjects (16 active; eight placebo) demonstrated that twice daily application of 100 mg BTA074 5% gel had an excellent local skin tolerability profile and resulted in high patient compliance and no patient drop-outs or treatment interruptions. Further, treatment with BTA074 produced a 56% overall response rate and a 38% reduction in mean baseline wart area.

Phase 1b. In 2013, a Phase 1b multicenter, double-blind, randomized, placebo-controlled study in eight genital warts subjects (six active; two placebo) was completed. 100 mg BTA074 5% gel was applied topically twice daily for seven days to the infected area. No adverse events were reported during this study and no clinically relevant findings were observed in clinical examination, laboratory parameters, vital signs or electrocardiogram, or ECG, parameters.

Human Rhinovirus, or HRV

Human rhinovirus, or HRV, is a non-enveloped, single-stranded virus that belongs to the Picornaviridae family. Currently more than 100 distinct serotypes of HRV are classified into three species, HRV-A, HRV-B, and HRV-C. HRV is the virus that causes the common cold. Primary market research conducted by the IMS Consulting Group on Aviragen’s behalf with pulmonologists, internists and general practitioners indicated that adult asthma and chronic obstructive pulmonary disease, or COPD, patients experience four to six colds per year. Asthma is a common disease with underlying inflammation of the airways that affects an estimated 300 million people worldwide and 26 million people in the United States. Respiratory viruses, and in particular HRV, are a significant cause of exacerbations. In a 2014 study of asthma patients with cold-like symptoms, 63% of the patients had respiratory viruses that were detected by quantitative polymerase chain reaction and the majority of those samples (68%) contained HRV.

COPD is the most common chronic respiratory condition in adults whose prevalence is expected to continue to increase in the future. Currently, the World Health Organization, or WHO, estimates that 64 million people have moderate to severe COPD worldwide. In the United States there are an estimated 28 million individuals over the age of 40 with COPD, with an annual average growth rate of 1.9%. Further, of the estimated 28 million COPD patients in the United States, approximately 13 million are classified as having moderate to severe/very severe COPD.

Similar to the presence of HRV in asthma exacerbations, HRV is the most common virus detected during exacerbations of COPD. In COPD patients, colds often precede exacerbation symptoms. In a published experimental challenge study, COPD patients with an HRV infection showed more severe and prolonged lower respiratory symptoms, airway obstruction, and neutrophilic airway inflammation than subjects without COPD. In addition, a recent natural exposure study in COPD patients demonstrated that HRV prevalence and viral load at exacerbation presentation were significantly higher compared to a period when the patient was not experiencing an exacerbation. Further, the HRV viral load was elevated in COPD patients that presented to the clinic, consistent with the experimental challenge study, suggesting that viral replication may be ongoing, and antiviral therapy may be an effective treatment modality to prevent or reduce the severity of exacerbations.

There are currently no direct antiviral drugs approved for the treatment of HRV. As such, there remains a significant unmet medical need to identify treatments that can reduce the impact that HRV infection has on the frequency of exacerbations and loss of control, prevent viral transmission, lessen the severity and duration of cold-like HRV symptoms and minimize secondary bacterial infections in asthma and COPD patients.

Vapendavir (BTA798)

Aviragen is developing vapendavir (BTA798), a potent antiviral capsid binder that is designed to bind to a highly conserved pocket in the HRV capsid and interfere with receptor binding and/or related early steps in the infectious cycle. Vapendavir is a potent inhibitor of picornaviruses and has been shown to inhibit the replication of a wide range of HRV serotypes and the replication of a majority of recent HRV clinical isolates in tissue culture assays. The median EC50 value for vapendavir against the 100 HRV serotypes is a potent 5.8 ng/mL (15.2 nM). The EC50 represents the concentration of drug that is required for 50% inhibition of viral replication in vitro. Vapendavir has also demonstrated antiviral activity against other clinically relevant enteroviruses, or EV, including EV-71 and poliovirus types 1, 2 and 3.

Vapendavir (BTA798) Clinical Trials

Phase 2b SPIRITUS Trial. In February 2017, Aviragen announced top-line data from its Phase 2b SPIRITUS trial, a multi-center, randomized, double-blind, placebo controlled, dose-ranging study of vapendavir in 454 moderate to severe asthmatics with a rhinovirus infection. Vapendavir did not demonstrate a statistically significant reduction in the primary endpoint, asthma control questionnaire-6 (ACQ-6) at day 14 compared to placebo; however, Vapendavir did demonstrate an antiviral effect and clinical benefit in subjects dosed within 24 hours of symptom onset, consistent with that observed in earlier clinical trials with the drug. Aviragen is working with several key opinion leaders in evaluating a potential clinical development path for the drug based on the consistent antiviral effect observed in all of its Phase 2 clinical studies and its favorable safety profile.

Phase 1 Bioavailability Trial. In 2016, Aviragen initiated a single-center, open-label, three-period comparative bioavailability study in healthy volunteers to assess the comparability of the vapendavir phosphate salt capsule, and two new formulations of vapendavir free base in the forms of an oral suspension and tablet.  Forty-six (46) subjects completed three periods of dosing and the plasma pharmacokinetic results indicated that the bioavailability of the oral suspension and tablet formulations were comparable to the capsule form of vapendavir. The oral suspension formulation is intended to enable the conduct of future pediatric trials, and the tablet formulation will allow an increase in manufacturing scale appropriate for Phase 3 trials and commercial development.

Phase 1 Drug-Drug Interaction Trial. In 2014, Aviragen also completed a drug-drug interaction study entitled ‘A Phase 1, Randomized, Open-Label Study to Evaluate the Effect of Vapendavir (BTA798) on the Pharmacokinetics of Orally Administered Midazolam, a CYP3A4 Substrate, in Healthy Male and Female Volunteers’. This study was designed to assess the effect of vapendavir on the PK profile of midazolam, a CYP3A4 substrate.  Additionally, the effect of midazolam on the PK profile of vapendavir, the PK profile differences of vapendavir in males and females, and the safety profile of vapendavir were assessed.  Twelve (12) male and 12 female subjects aged 18 to 55 years were randomized to receive one of two oral doses of vapendavir and midazolam. Of the 24 subjects randomized, 22 completed all study visits.  No serious adverse events, or SAEs, occurred during the study. The results of the study confirmed vapendavir’s pharmacokinetic profile as established in prior clinical trials and established that vapendavir is a weak to moderate inducer of CYP3A4, which suggests that vapendavir may be used to treat asthma and COPD patients receiving multiple background medications.

Phase 2. In 2012, Aviragen completed a 300-patient, multicenter, randomized, double-blind, placebo-controlled study of vapendavir in adults with mild to moderate asthma that had a symptomatic HRV infection. The primary objective of the study was to determine the efficacy of vapendavir on symptoms of presumptive HRV infection in asthmatic adults, as measured by the WURSS-21 severity scores. Vapendavir was dosed at 264 mg twice daily for six days. The study was conducted over two HRV seasons (18 months) and 155 subjects in the vapendavir arm and 145 subjects in the placebo group were randomized into the study. The trial successfully met its primary endpoint, which was a reduction of cold symptoms based on the WURSS-21 severity score averaged over days two through day four. The mean daily reduction in WURSS-21 severity score averaged over days two to four was significantly greater in the vapendavir treated group compared to the placebo group (least square mean difference: -4.01, p = 0.020). Vapendavir was generally tolerated and most treatment-related adverse events were of mild intensity, with moderate treatment-related events reported in 2.3% of subjects. No SAE’s occurred during the study.

Phase 2 HRV39 Challenge Study. In 2009, Aviragen completed a Phase 2a placebo-controlled, double-blind, randomized, parallel group trial to determine the potential of 16.5 mg, 66 mg and 264 mg of vapendavir, when dosed twice daily for 10 days, to prevent experimental HRV39 infection (challenge design) in 41 healthy volunteers. Subjects that received 264 mg of vapendavir achieved a statistically significant reduction compared to placebo in mean viral load on days two to five inclusive. Vapendavir was generally well tolerated, and the overall incidence of adverse events was low, not dose dependent, and was similar to placebo. There was one SAE of neutropenic sepsis in a subject in the 66 mg arm of the trial.

Respiratory Syncytial Virus, or RSV

RSV, a member of the Paramyxoviridae family of viruses, is a major cause of acute upper and lower respiratory tract infections in infants, young children, and adults. Datamonitor, an independent research provider, estimates that approximately 18 million people are infected annually with RSV in the seven major markets worldwide, including over 9 million children under the age of four, 5.5 million elderly, and 3 million adults with underlying disease. About 900,000 of these individuals are hospitalized for their RSV infection. These infections are particularly problematic in infants, as approximately 91,000 are hospitalized with RSV infection in the United States in any given year. RSV infections are also responsible for 40% to 50% of hospitalizations for pediatric bronchiolitis and 25% of hospitalizations for pediatric pneumonia. In addition to pediatric patients, elderly patients with cardiac or pulmonary conditions and adults that have received a hematopoietic stem cell transplant are at an increased risk for severe RSV infection. The overall magnitude of hospitalizations makes RSV a costly disease, although mortality is low.

To date, only three drugs have been approved to either prevent or treat RSV infections. Ribavirin is used to treat serious RSV infections in infants with severe bronchiolitis and in immunocompromised patients. However, its use is restricted due to highly variable efficacy and toxicity risks. In fact, current American Academy of Pediatrics guidelines for the treatment of bronchiolitis in children do not recommend the routine use of ribavirin to treat RSV infection due to lack of clinical evidence supporting its use. Antibody-based products RespiGam® (no longer available) and Synagis® (palivizumab) were designed, developed and approved to prevent, not treat, RSV infections in high risk premature infants. Due to the high cost of treatment with Synagis®, its use is limited in many hospitals. There remains a significant unmet need for a safe and effective treatment for RSV in all at-risk populations.

BTA585 (enzaplatovir)

Aviragen’s lead compound, BTA585, is a potent, non-cytotoxic and selective inhibitor of the RSV F protein. Data from studies investigating the mechanism of BTA585 antiviral activity, including analysis of RSV resistance mutants, support the conclusion that BTA585 inhibits the function of the RSV F protein. Therefore, BTA585 exerts its antiviral activity by interfering with the earliest stage of infection by inhibiting the attachment and/or fusion of the virus to the host cell. BTA585 is equally active against both RSV A and B subtypes but has no known activity against other pathogenic viruses. When tested in vitro against a panel of RSV A & B clinical isolates, BTA585 was found to be potent with an average EC50 =138nM.

BTA585 Clinical Trials

The double-blind, placebo-controlled, Phase 2a trial initiated in April 2016 in the U.K. was designed to evaluate the safety, pharmacokinetics, and antiviral activity of orally dosed BTA585 in healthy volunteers challenged intranasally with RSV-A Memphis 37b. Following intranasal inoculation with RSV, and a positive test for RSV or five days after challenge, approximately 60 healthy adults were randomized to receive either BTA585 400 mg BID, BTA585 600 mg BID, or placebo, dosed twice daily for seven days and monitored for 28 days.

In February 2017, Aviragen announced top-line data from its double-blind, placebo-controlled Phase 2a study of BTA585 in adults challenged intranasally with RSV. The data indicated there was not a significant reduction in the primary endpoint, which was change in AUC viral load (copies/mL*hours) from first dose of study drug through study day 12. The overall safety profile of BTA585 was favorable and consistent across treatment groups. Further analysis of the pharmacokinetic/pharmadynamic results from patients in the trial suggested that the systemic concentration of BTA585 was not sustained above the EC90 for the challenge RSV-A strain Memphis 37b over the duration of dosing period potentially contributing to sub-therapeutic antiviral levels.

During the Phase 2a trial, in May 2016, Aviragen announced a voluntary delay in enrollment due to the receipt of a lab result from one subject showing an increase of a cardiac enzyme level coupled with transient ECG changes, which led to a hospitalization of less than 24 hours for observation and assessment. The subject's ECGs normalized in the clinic prior to hospitalization and the cardiac enzyme levels returned to baseline shortly thereafter. Furthermore, a cardiac MRI was normal with no evidence of functional deficit or ongoing cardiac condition. After a review of the subject’s data, the MHRA agreed to allow enrollment to resume in order to complete the higher dose level cohort. Aviragen also reported that subsequent to the submission of the requisite safety report of this event to the FDA, Aviragen received communication from the FDA that the IND for BTA585 had been placed on clinical hold for future studies being conducted in the United States under the IND. In the first half of calendar year 2017, Aviragen had completed the requested non-clinical studies requested by the FDA to support a response to the clinical hold, but has subsequently put all activities related to the BTA585 program on hold until completion of Aviragen’s strategic review process.

Phase 1 Multiple Ascending Dose, or MAD, Clinical Trial

In 2016, Aviragen completed a blinded, placebo-controlled MAD study, conducted in the United States under an IND, which evaluated the safety and PK of three cohorts of healthy volunteers (100, 400, and 600 mg BTA585) dosed orally twice a day for seven consecutive days. Each of the dose cohorts consisted of eight subjects that received BTA585 and four that received placebo. Adverse events occurring in more than two BTA585-treated subjects were headache and chromaturia. Additional results showed that BTA585 plasma Cmax was rapidly achieved at approximately one hour following oral dosing, exposure was dose-proportional, there was no accumulation of BTA585 over the duration of dosing and the half-life (T1/2) was approximately 5 to 6 hours.

Phase 1 Single Ascending Dose, or SAD, Clinical Trial

In 2016, Aviragen completed a blinded, placebo-controlled SAD study, which was conducted in the United States under an IND, evaluating the safety and pharmacokinetics, or PK, of six oral doses of BTA585 (50, 100, 200, 400, 500 and 800 mg) in healthy volunteers. In addition, the 100 mg cohort included an evaluation of the effect of food on the PK profile of BTA585. Each of the dose cohorts consisted of seven subjects that received BTA585 and three that received placebo. Overall, there was low incidence of adverse events, or AEs, with BTA585 treatment. AEs occurring in more than two BTA585-treated subjects included headache, nausea, and chromaturia. In the fasted subjects, pharmacokinetic data demonstrated that doses ≥ 100 mg achieved BTA585 plasma levels that exceeded the mean EC50 of RSV clinical isolates for 24 hours. The BTA585 plasma Cmax was rapidly achieved at approximately one hour following oral dosing and the half-life (T1/2) was approximately 5 to 6 hours. Additionally, dosing of BTA585 with a high fat meal did not adversely affect the PK.

Non-Fusion RSV Inhibitors

In July 2016, Aviragen entered into an exclusive, worldwide license and sponsored research agreement with Georgia State University Research Foundation, or GSURF to jointly develop and commercialize RSV replication inhibitors discovered by Professor Richard Plemper and his team in the Institute for Biomedical Sciences, or IBMS, at Georgia State University. Aviragen believes that RSV replication inhibitors could be useful as a stand-alone treatment or potentially in combination therapy with BTA585 or other RSV therapies for the treatment of patients infected with RSV. Aviragen has commenced research activities using medicinal chemistry to synthesize and potentially identify compounds that have biological activity in screening models of RSV replication inhibition.

Laninamivir Octanoate, or LANI

In 2003, Aviragen cross-licensed intellectual property related to a new class of inhaled long acting neuraminidase inhibitors, or NI’s, with Daiichi Sankyo. The lead product from this collaboration is LANI, also known as CS-8958, a second-generation octanoyl ester pro-drug of laninamivir. LANI has been shown to have in vitro neuraminidase-inhibitory activity against various influenza A and B viruses, including subtypes N1 to N9 and oseltamivir-resistant viruses, and it has also been found to be effective against a swine origin H1N1 strain. Moreover, LANI has long-lasting antiviral activity. LANI was successfully developed by Daiichi Sankyo in Japan and since 2010 has been marketed there as Inavir® for the treatment of influenza A and B infections. In December 2013, Inavir® was approved for use in the post-exposure prevention of influenza.

Aviragen’s Strategy

Aviragen is focused on the discovery and development of direct-acting antivirals to treat infections that have limited therapeutic options and affect a significant number of patients globally. In the near-term, Aviragen intends to employ the following strategy:

●

focus its resources on the clinical development of Aviragen’s topical antiviral product BTA074 for the treatment of genital warts caused by HPV types 6 & 11 as well as continue preclinical activities related to the RSV non-fusion program.

More specifically, over the next 12 months, Aviragen intends to:

●	file an investigational new drug application to the FDA for BTA074;

●	to report top-line data from the BTA074 CT4; and

●	continue research activities to identify a potent, bioavailable, non-fusion RSV clinical candidate.

Research and Development

Aviragen’s research and development expense in fiscal 2017 and 2016 was $28.3 million and $26.3 million, respectively. In fiscal 2018, Aviragen plans to focus Aviragen’s research and development resources primarily on (i) the clinical development of BTA074, and (ii) conduct screening, lead-optimization, and preclinical studies on several series of RSV non-fusion inhibitors.

Aviragen uses third-party research firms and consultants extensively to conduct medicinal chemistry, virology, and cell culture assays activities under Aviragen’s management. Aviragen does not have any future plans to build laboratory facilities or hire significant staff to conduct research, discovery and certain development activities.

Sales and Marketing

Aviragen currently does not have any commercialization or sales and marketing capabilities, and Aviragen has no near term plans to invest in or build such capabilities internally. At the appropriate time, Aviragen plans to investigate partnering, collaborating with or licensing certain rights to Aviragen’s development programs to other larger pharmaceutical or biopharmaceutical companies to support the late stage development and commercialization of Aviragen’s product candidates. Aviragen will then evaluate whether partnering with a third-party for these activities will be more beneficial than developing the capabilities internally for each of Aviragen’s product candidates.

Manufacturing

Aviragen currently does not own or operate any facilities in which it can formulate, manufacture, fill or package Aviragen’s product candidates. Aviragen relies on a group of contract manufacturers to produce its drug substance and to fill and package the materials required to conduct clinical trials under cGMPs. Currently, Aviragen has no plans to own or operate such facilities. If an existing contract manufacturer fails to deliver on schedule, or at all, or fails to manufacture Aviragen’s material in accordance with their or Aviragen’s specifications and/or FDA regulations, it could significantly delay or interrupt the development or commercialization of Aviragen’s product candidates and affect Aviragen’s operating results and estimated development timelines. Aviragen has used contract manufacturers to produce all of the clinical trial material used in the preclinical studies and clinical trials Aviragen has conducted to-date.

Competition

The pharmaceutical and biotechnology industries are intensely competitive. Many companies, including biotechnology, chemical and pharmaceutical companies, are actively engaged in activities similar to Aviragen’s, including research and the development of product candidates for the treatment of infectious diseases. Many of these companies have substantially greater financial and other resources, larger research and development staffs, and more extensive marketing and manufacturing capabilities than Aviragen does. In addition, some of them have considerably more experience in preclinical testing, conducting clinical trials and other regulatory approval procedures. There are also academic institutions, governmental agencies and other research organizations that are conducting research in areas of infectious disease on which Aviragen is working. Aviragen expects to encounter significant direct competition for any of the product candidates Aviragen plans to develop. Companies that complete clinical trials obtain required regulatory approvals and commence commercial sales of their products before their competitors may achieve a significant competitive advantage.

Currently, there are no approved HPV-specific direct acting anti-viral drugs to treat genital warts. Treatments for genital warts can be divided broadly into two categories: provider-administered ablative/cytodestructive therapies (including cryotherapy, laser ablation, and trichloroacetic acid) and patient-administered topical therapies such as podophyllotoxin (Condylox®; Actavis), sinecatechins (Veregen®; Fougera Pharmaceuticals, Inc.), and imiquimod (Zyclara®, Aldara®; Valeant). Aviragen is aware that there are compounds under clinical development to treat genital warts, including Novan’s SB206 and Cassiopea’s CB-06-02. Aviragen anticipates that BTA074, if successfully developed, would directly compete with the patient-applied topical treatments for genital warts. Aviragen believes key differentiating features of BTA074 could be its mechanism of action, favorable local skin tolerability, efficacy, and lower reoccurrence rate. Three prophylactic vaccines, primarily designed to prevent cervical, vulvar, vaginal, and anal cancers, are currently marketed: a bivalent HPV16/18 vaccine (Cervarix®; GSK), quadrivalent HPV16/18/6/11 (Gardasil®; Merck) and the 9-valent HPV 6/11/16/18/33/52/58 (Gardasil®9; Merck). Gardasil® 9 is indicated for females aged 9 through 26 and males aged 9 through 15, to prevent various HPV related cancers and genital warts in both sexes. Gardasil®, Gardasil® 9, and Cervarix® are not known to exhibit a therapeutic effect on existing HPV lesions.

Currently, there are no approved direct-acting antiviral drugs to treat HRV infections. However, Aviragen’s vapendavir product candidate, if successfully developed, would indirectly compete with drugs approved to reduce the incidence of exacerbations or improve lung function in patients with asthma and COPD, such as fluticasone propionate (Advair®), tiotoprium bromide (Spiriva®), fluticasone furoate/vilanterol (Breo Ellipta®), and roflumilast (Daliresp®). In addition to these approved drugs, there are compounds in the clinical development stage that if successfully developed for the treatment of HRV infections could compete with vapendavir.

Effective treatments of RSV infections in pediatrics, the elderly, and the immunocompromised are very limited. Currently, only Virazole® (ribavirin) is indicated for the treatment of hospitalized infants and young children with severe lower respiratory tract infections due to RSV. Aviragen is aware that there are compounds under development to treat RSV infections, including Gilead’s presatovir, Johnson & Johnson’s JJ-53718678 (ALS-8176), Ablynx’s ALX-0171 and Ark Biosciences’ AK0529. The only approved drug for the prevention of RSV infections in high risk infants is MedImmune’s palivizumab (Synagis®), a monoclonal antibody. There are several vaccines and antibody products designed to prevent RSV infections in clinical development. Among the clinical stage product candidates in development are Novavax’s RSV F vaccine, GSK’s GSK3003898A vaccine, GSK’s GSK3389245A vaccine, Bavarian Nordic’s BN® RSV vaccine, MedImmune’s MEDI ÄM2-2 vaccine and MedImmune’s monoclonal antibody MEDI8897.

Intellectual Property Rights and Patents

Patents and other proprietary intellectual rights are crucial in Aviragen’s business and industry, and establishing and maintaining these rights are essential to justify the cost to develop and commercialize any of Aviragen’s product candidates and products. Aviragen has sought, and intends to continue to seek, viable and strategic intellectual property rights, including, but not limited to, patent protection for Aviragen’s inventions, and intend to rely upon patents, trade secrets, confidential information, know-how, trademarks, improvements in Aviragen’s technological innovations and licensing opportunities to develop and maintain a competitive advantage for Aviragen’s products and product candidates. In order to protect Aviragen’s intellectual property rights, Avirgen typically requires employees, consultants, collaborators, advisors, potential partners, service providers and contractors to enter into confidentiality agreements with it, generally stating that they will not disclose Aviragen’s confidential information to third parties for a certain period of time, and will otherwise not use Aviragen’s confidential information for anyone’s benefit but Aviragen’s.

The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Therefore, the patentability of subject matter Aviragen claims in its patent applications, the breadth of the claims ultimately granted, or their enforceability cannot be predicted. For this reason, Aviragen may not have or be able to obtain or maintain worldwide patent protection for any or all of Aviragen’s products and product candidates, and Aviragen’s intellectual property rights may not be protected or legally enforceable in all countries throughout the world. In some cases, Aviragen may rely upon data exclusivity or similar exclusivities, although there is no guarantee that such exclusivity will be available or obtained in any jurisdiction. Further, as the publication of discoveries in the scientific and/or patent literature often lags behind the actual discoveries, Aviragen cannot be certain that Aviragen or its licensors were the first to make the inventions described in Aviragen’s patent applications or that Aviragen or its licensors were the first to file patent applications for such inventions.

Pursuant to the terms of the Uruguay Round Agreements Act, patents filed on or after June 8, 1995 in the U. S. have a term of 20 years from the date of filing, regardless of the period of time it may take for the patent to ultimately issue. This may shorten the period of patent protection afforded to Aviragen’s products as patent applications in the biopharmaceutical sector often take considerable time to issue. Under the Drug Price Competition and Patent Term Restoration Act of 1984, a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were used to support the marketing application for the drug.

Zanamivir, a neuraminidase inhibitor, or NI, approved for the treatment and prevention of influenza A and B, is marketed worldwide as Relenza® by GSK. Most of Aviragen’s Relenza® patents have expired and the only substantial remaining intellectual property related to the Relenza® patent portfolio, which is solely owned by Aviragen and exclusively licensed to GSK, is scheduled to expire in July 2019 in Japan.

LANI, a long acting NI for the treatment and prevention of influenza A and B, is currently marketed as Inavir® in Japan by Daiichi-Sankyo. The patent relating to the structure of LANI expires in 2017 in the United States, the European Union and Japan, although the product has received patent term extension in Japan until 2021 for treatment and 2022 for prevention. The patent relating to hydrates and the crystalline form of LANI actually used in the product expires in 2021 (not including extensions) in the United States and the European Union and in 2024 in Japan. In February 2015, a patent containing claims relevant to the manufacture of Inavir® was issued in Japan and expires in December 2029. The dry-powder inhaler device patent portfolio, which includes TwinCaps®, is owned by Hovione International Limited, or Hovione, and is exclusively licensed to Aviragen and Daiichi Sankyo worldwide for the prevention and treatment of influenza and other influenza-like viral infections. These patents will expire in 2029 in the United States, and in 2027 in the European Union and Japan.

BTA074 is a direct-acting antiviral Aviragen is developing as a treatment for genital warts caused by HPV 6 and 11. The patent containing composition of matter claims expires in the United States in 2029, without extensions. A U.S. patent with claims to method of use has been issued and will expire in 2033, without extensions.

Vapendavir is an oral antiviral picornavirus capsid binder Aviragen is currently developing to treat HRV infections. Aviragen exclusively owns the vapendavir patent portfolio, and issued claims under this portfolio will begin to expire in some countries in December 2021, not including extensions. Claims from patents related to a compound comprising an anhydrous crystalline free base form of vapendavir and the preferred commercialization form of vapendavir have been allowed in the United States and other countries and extend intellectual property to 2034, without extensions.

Aviragen also owns a patent portfolio focused on developing several series of oral antivirals for RSV. Issued patent claims covering the composition of matter for BTA585 will begin to expire in 2031, without extensions.

Patent Term Restoration/Extension and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval for the intended use of Aviragen’s product candidates, some of Aviragen’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term, or extension, of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. Subject to certain limitations, the patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a new drug application, or NDA, plus the time between the submission date of an NDA and the approval of that application, up to a total of five years. Only one patent applicable to an approved drug is eligible for the extension. The application for such extension must be submitted prior to the expiration of the patent and within 60 days of the drug’s approval. The USPTO in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, Aviragen may apply for restoration of patent term for one or more of Aviragen’s currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the Federal Drug, Food and Cosmetic Act, or FDCA, can also delay the submission or the approval of certain applications of other companies seeking to reference another company’s NDA. The FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an Abbreviated New Drug Application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness. Aviragen cannot assure you that it will be able to take advantage of either the patent term extension or marketing exclusivity provisions of this law.

Pediatric exclusivity is another type of exclusivity available in the United Stat. Pediatric exclusivity, if granted, provides an additional six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or the patent term, may be granted based on the voluntary completion of a pediatric study in accordance with a FDA request for such a study. The current pediatric exclusivity provision was reauthorized in September 2007 as part of the Food and Drug Administration Amendments Act.

Licenses and Agreements

GSK

In 1990, Aviragen entered into a royalty-bearing research and license agreement with GSK for the development and commercialization of zanamivir, a NI marketed by GSK as Relenza® to prevent and treat influenza. Under the terms of the agreement, Aviragen licensed zanamivir to GSK on an exclusive, worldwide basis and is entitled to receive royalty payments of 7% of GSK's annual net sales of Relenza® in the United States, Europe, Japan and certain other countries and 10% in Australia, New Zealand, South Africa and Indonesia to the extent that the underlying patents in those respective countries do not expire. Most of Aviragen’s Relenza® issued patents have expired, and the only substantial remaining intellectual property related to the Relenza® patent portfolio is scheduled to expire in July 2019 in Japan.

Daiichi Sankyo

In 2003, Aviragen entered into collaboration and license agreement with Daiichi Sankyo related to the development of second generation long acting NIs, including LANI. Under the collaboration and license agreement, Aviragen and Daiichi Sankyo cross-licensed the right to develop, make, use, sell or offer for sale, or import products based on Aviragen’s respective intellectual property related to Aviragen’s long acting NIs. In the event that the related intellectual property was out-licensed to a third-party, Aviragen would share equally with Daiichi Sankyo in any future royalties, license fees, milestones or other payments received from such a licensee. To date, there have been no third-party licenses granted pursuant to this agreement; therefore, a royalty rate on net sales outside of Japan has not been established.

In March 2009, Aviragen entered into a commercialization agreement with Daiichi Sankyo, pursuant to which Daiichi Sankyo obtained exclusive marketing rights in Japan for long acting NIs, including LANI, covered by the 2003 collaboration and license agreement between the parties. In consideration for these rights, Daiichi Sankyo agreed to pay Aviragen a royalty rate equal to 4% on net sales in Japan. In September 2010, LANI (Inavir®) was approved for sale by the Japanese Ministry of Health and Welfare for the treatment of influenza in adults and children.

In April 2016, Aviragen entered into a definitive agreement and received a cash payment of $20 million from HCRP in exchange for a portion of Aviragen’s royalty rights related to Inavir®.

Regulatory Matters

Overview

The preclinical and clinical testing, manufacture, labeling, storage, distribution, promotion, sale, export, reporting and record-keeping of drug products and product candidates is subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA and corresponding state agencies, and similar regulatory authorities in other countries.

Non-compliance with applicable regulatory requirements can result in, among other things, total or partial suspension of the clinical development, manufacturing and marketing of a product or product candidate, the refusal of the FDA or similar regulatory authorities in other countries to grant marketing approval, the withdrawal of marketing approvals, fines, injunctions, seizure of products and criminal prosecution.

U.S. Regulatory Approval

Pursuant to FDA regulations, Aviragen is required to successfully undertake a long and rigorous development process before any of Aviragen’s product candidates can be approved and marketed or sold in the United States. This regulatory process typically includes the following steps:

●	the successful completion of satisfactory preclinical studies under the FDA’s good laboratory practices, or GLP, regulations;

●	the submission and acceptance of an IND that must be reviewed and accepted by the FDA and become effective before human clinical trials may begin;

●	the approval of an IRB at each site or location where Aviragen plans to conduct a clinical trial to protect the welfare and rights of human subjects in clinical trials;

●

the successful completion of a series of adequate and well-controlled human clinical trials to establish the safety, potency, efficacy and purity of any product candidate for its intended use, which conform to the FDA’s good clinical practice, or GCP, regulations;

●	the development and demonstration of manufacturing processes that conform to FDA-mandated cGMPs; and

●	the submission to, and review and approval by, the FDA of a NDA prior to any commercial sale or shipment of a product.

Successfully completing this development process requires a substantial amount of time, risk and financial resources. Aviragen cannot assure you that this process will be completed for any of its product candidates, or will result in the granting of an approval for any of its product candidates on a timely basis, if at all, or that Aviragen will have sufficient financial resources to see the process for any of its product candidates through to completion.

Preclinical Studies

Preclinical studies generally include laboratory, or in vitro, evaluation of a product candidate, its chemistry, formulation, stability and toxicity, as well as certain in vivo animal studies to assess its potential safety and biologic activity. Aviragen must submit the results of these preclinical studies, together with other information, including manufacturing records, analytical data and proposed clinical trial protocols, to the FDA as part of an IND, which must be reviewed by the FDA and become effective before Aviragen may begin any human clinical trials. An IND generally becomes effective approximately 30 days after receipt by the FDA, unless the FDA, within this 30-day time period, raises material concerns or questions about the intended conduct of the proposed trials and imposes what is referred to as a clinical hold or partial clinical hold. If one or more of its product candidates is placed on clinical hold, Aviragen may be required to resolve any outstanding issues to the satisfaction of the FDA before Aviragen can begin, or continue, clinical trials of such product candidates.

Certain preclinical studies must be conducted in compliance with the FDA’s GLP regulations and the U.S. Department of Agriculture’s Animal Welfare Act. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be conducted again. Preclinical studies supportive of an IND generally take a year or more to complete, and there is no guarantee that an IND based on those studies will become effective, thus allowing human clinical testing to begin.

Clinical Trials

The clinical trial phase of drug development occurs after a successful IND submission, and involves the activities necessary to demonstrate the safety, tolerability, biologic activity, efficacy and dosage of an investigational new drug substance in humans, as well as the ability to produce the drug substance in accordance with the FDA’s cGMP requirements. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial and the parameters to be used in assessing the safety and the activity or efficacy of the product candidate. Each clinical trial protocol must be submitted to the FDA under the IND prior to beginning the trial. Each trial, and the related clinical protocol, must be reviewed, approved and conducted under the auspices of an IRB and, with limited exceptions, requires the patient’s informed consent to participate in the trial. Sponsors, investigators, and IRBs also must satisfy extensive GCPs, including regulations and guidelines for obtaining informed consent from the study subjects, complying with the protocol and investigational plan, adequately monitoring the clinical trial, and reporting any SAEs on a timely basis.

Clinical trials to support a NDA for marketing approval are typically conducted in three sequential phases: Phase 1, 2 and 3. Data from these activities are compiled in a NDA for submission to the FDA requesting approval to market the drug. These phases may be compressed, may overlap, or may be omitted in some circumstances. The FDA may also require sponsors to conduct Phase 4 clinical trials after market approval to study certain safety issues or other patient populations.

●

Phase 1: After an IND becomes effective, Phase 1 human clinical trials can begin. A product candidate is typically introduced either into healthy human subjects or in certain cases, patients with the medical condition for which the product candidate is intended to be used. Generally, the purpose of a Phase 1 trial is to assess a product candidate’s safety and the ability of the human body to tolerate it at different dose levels. Absorption, metabolism, distribution and pharmacokinetic trials are also generally performed at this stage. Phase 1 trials typically evaluate these aspects of the investigational drug in both single and multiple doses.

●

Phase 2: During Phase 2 clinical trials, a product candidate is generally studied in an exploratory trial or trials in a limited number of patients with the disease or medical condition for which it is intended to be used in order to (i) further identify any possible adverse side effects and safety risks, (ii) assess the preliminary or potential effectiveness or biologic activity of the product candidate for specific targeted diseases or medical conditions, and (iii) assess dose tolerance and determine the optimal dose for a subsequent Phase 2 or Phase 3 trial. Phase 2 trials generally involve patients who are divided into one or more groups that will get one of several dose levels of the product candidate, and a control group that is not treated with the product candidate but either receives a placebo or a drug already on the market for the same indication. Typically, two or more Phase 2 studies will be conducted for a product candidate prior to advancing to Phase 3.

●

Phase 3: If and when one or more Phase 2 trials demonstrate that a specific dose or range of doses of a product candidate is potentially effective and has an acceptable safety and tolerability profile, one or more Phase 3 trials may be undertaken to further demonstrate or confirm the clinical efficacy and safety of the investigational drug in an expanded patient population, with the goal of evaluating its overall risk-benefit relationship. Phase 3 trials are generally designed to reach a specific goal or end point, the achievement of which is intended to demonstrate the product candidate’s clinical efficacy. The successful demonstration of clinical efficacy and safety in one or more Phase 3 trials is typically a prerequisite to the filing of a NDA for a product candidate.

The sponsor of a clinical-stage development program may request an “end-of-Phase 2 Meeting” with the FDA to assess the safety of the dose regimen to be studied in a Phase 3 clinical trial, to evaluate the planned design of a Phase 3 trial, and to identify any additional information that will be needed to support an NDA. If a Phase 3 clinical trial has been the subject of discussion at an end-of-Phase 2 Meeting, the sponsor may be eligible for a Special Protocol Assessment, or SPA, a process by which the FDA, at the request of the sponsor, will evaluate the trial protocol and issues relating to the protocol to assess whether it is deemed to be adequate to meet the scientific and regulatory requirements identified by the sponsor. If the FDA and the sponsor reach agreement on the design and size of a Phase 3 clinical trial intended to form the primary basis of an efficacy claim in an NDA, the FDA may reduce the understanding to writing. The SPA, however, is not a guarantee of product approval by the FDA, or approval of any permissible claims about the product.

Throughout the various phases of clinical development, samples of the product candidate made in different batches are tested for stability to establish any shelf life constraints. In addition, large-scale production protocols and written standard operating procedures for each aspect of commercial manufacture and testing must be developed and validated.

Phase 1, 2, and 3 testing may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the three phases of clinical development and may, at its discretion, reevaluate, alter, suspend, or terminate further evaluation or trials based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient. The FDA, the sponsor, a data safety monitoring board or an IRB may suspend or terminate a clinical trial at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health or safety risk. The FDA can also request additional clinical trials be conducted as a condition to product approval or advancement to the next stage of development. Additionally, new government requirements may be established that could delay or prevent regulatory approval of product candidates under development.

Clinical trials performed outside the United States under an IND must meet the same requirements that apply to studies conducted in the United States. The FDA may also accept a foreign clinical study not conducted under an IND if the study is well-designed, well-conducted, performed by qualified investigators, and conforms to the ethical principles contained in the Declaration of Helsinki, or with the laws and regulations of the country in which the research was conducted, whichever provides greater protection of the human subjects.

Certain information about clinical trials, including a description of the study, participation criteria, location of study sites, and contact information, is required to be sent to the National Institutes of Health, or NIH, for inclusion in a publicly-accessible database that is available at www.clinicaltrials.gov. Sponsors also are subject to certain state laws imposing requirements to make publicly available certain information on clinical trial results. In addition, the Food and Drug Administration Amendments Act of 2007 directed the FDA to issue regulations that will require sponsors to submit to the NIH the results of all controlled clinical studies, other than Phase 1 studies.

New Drug Applications, or NDA

If and when Aviragen believes that all the requisite clinical trials for a product candidate have been completed with satisfactory and supporting clinical, toxicology, safety and manufacturing-related data, Aviragen must submit an NDA to the FDA in order to obtain approval for the marketing and sale of a product candidate in the United States. Among many other items, an NDA typically includes the results of all preclinical and toxicology studies and human clinical trials and a description of the manufacturing process and quality control methods. The FDA must approve the NDA prior to the marketing and sale of the related product. The FDA may deny or reject an NDA if it believes all applicable regulatory criteria are not satisfied, or it may require additional data, including clinical, toxicology, safety or manufacturing data prior to approval. The FDA has 60 days from its receipt of an NDA to review the application to ensure that it is sufficiently complete for a substantive review before accepting it for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be amended with any additional information requested. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee.

An NDA can receive either standard or priority review. A product candidate representing a potentially significant improvement in the treatment, prevention or diagnosis of a life threatening or serious disease may receive a priority review. In addition, product candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses that provide meaningful therapeutic benefit over existing treatments may also receive accelerated approval on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. Priority review and accelerated approval do not change the standards for approval, but may expedite the approval process.

If the results of the FDA’s evaluation of the NDA and inspection of manufacturing facilities are favorable, the FDA may issue an approval letter. An approval letter authorizes the commercial marketing of the drug with specific prescribing information for a specific indication. As a condition of NDA approval, the FDA may require post-approval testing, including Phase 4 trials, and surveillance to monitor the drug’s safety or efficacy and may impose other conditions, including labeling or distribution restrictions which can materially impact the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

If the FDA determines that it cannot approve the NDA in its present form, it generally issues what is referred to as a complete response letter. A complete response letter will describe all of the specific deficiencies that the agency has identified in an application that must be met in order to secure final approval of the NDA. If and when those conditions are met to the FDA’s satisfaction, the FDA will typically re-review the application and possibly issue an approval letter. However, even after submitting this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. It can take several years for the FDA to approve a NDA once it is submitted, and the actual time required for any product candidate to be approved may vary substantially, depending upon the nature, complexity and novelty of the product candidate.

Aviragen cannot assure you that the FDA, or any other similar regulatory authority in another country, will grant approval for any of its product candidates on a timely basis, if at all. Success in preclinical or early-stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval.

Post-Approval Regulations

If and when a product candidate receives regulatory approval to be marketed and sold, the approval is typically limited to a specific clinical indication or use. Further, even after regulatory approval is obtained, subsequent discovery of previously unknown safety problems with a product may result in restrictions on its use, or even complete withdrawal of the product from the market. Any FDA-approved products manufactured or distributed by Aviragen are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse events or experiences. Further, drug manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies, and are subject to periodic inspections by the FDA and state agencies for compliance with cGMP regulations, which impose rigorous procedural and documentation requirements upon Aviragen and its contract manufacturers. Aviragen cannot be certain that it, or its present or future contract manufacturers or suppliers, will be able to comply with cGMP regulations and other FDA regulatory requirements. Failure to comply with these requirements may result in, among other things, total or partial suspension of production activities for Aviragen’s current and future product candidates, failure of the FDA to grant approval for the marketing of such product candidates, and withdrawal, suspension, or revocation of marketing approvals.

If the FDA approves one or more of Aviragen’s product candidates, Aviragen and its contract manufacturers must provide the FDA with certain updated safety, efficacy and manufacturing information. Product changes, as well as certain changes in the manufacturing process or facilities where the manufacturing occurs or other post-approval changes may necessitate additional FDA review and approval. Aviragen relies, and expects to continue to rely, on third parties for the formulation and manufacture of clinical and commercial quantities of Aviragen’s products. Future FDA and state inspections may identify compliance issues at the facilities of Aviragen’s contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

The labeling, advertising, promotion, marketing and distribution of an approved drug or biologic product must also comply with FDA and Federal Trade Commission, or FTC, requirements which include, among others, standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet. The FDA and FTC have very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing the company to correct deviations from regulatory standards and enforcement actions that can include seizures, fines, injunctions and criminal prosecution.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and in some circumstances the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

From time to time, legislation is drafted and later introduced and passed that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect Aviragen’s business and Aviragen’s product candidates. It is impossible to predict whether legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will change or what the impact of such changes, if any, may be. Aviragen cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad, or the impact such changes could have on its business.

Other U.S. Health Care Laws and Compliance Requirements

In the United States, Aviragen’s activities are subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of HHS (e.g., the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy provisions of the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the Veterans Health Care Act, or VHCA, drug companies are required to offer certain drugs at a reduced price to a number of federal agencies including the U.S. Department of Veterans Affairs and U.S. Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Recent legislative changes purport to require that discounted prices be offered for certain U.S. Department of Defense purchases for its TRICARE program via a rebate system. Participation under VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.

In March 2010, the ACA was signed into law, which intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the health industry and impose additional health policy reforms. Implementation of the ACA has substantially changed healthcare financing and delivery by both governmental and private insurers, and significantly impacted the pharmaceutical industry. The ACA, among other things, established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, and provided incentives to programs that increase the federal government's comparative effectiveness research. Since its enactment there have been judicial and Congressional challenges to certain aspects of the ACA, and Aviragen expects there will be additional challenges and amendments to the ACA in the future. There is currently uncertainty with respect to the impact any such challenges and amendments may have and any resulting changes may take time to unfold, which could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA.

In order to distribute products commercially, Aviragen must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing a product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities or register their sales representatives, as well as prohibiting pharmacies and other health care entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and prohibiting certain other sales and marketing practices. All of Aviragen’s activities are potentially subject to federal and state consumer protection and unfair competition laws.

Foreign Regulation

In addition to regulations in the United States, Aviragen is subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of Aviragen’s product candidates to the extent Aviragen chooses to develop these product candidates or sell any products outside of the United States. Whether or not Aviragen obtains FDA approval for a product, it must obtain similar approval by comparable regulatory authorities in foreign countries before it can commence clinical trials or the marketing of a product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

European Union, or EU, member states require both regulatory clearances by the national competent authority and a favorable ethics committee opinion prior to the commencement of a clinical trial. Under the European Union regulatory systems, Aviragen may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all EU member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products with a new active substance indicated for the treatment of certain diseases and products designated as orphan medicinal products and optional for those products which are highly innovative or for which a centralized process is in the interest of patients. The decentralized procedure of approval provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under the decentralized approval procedure, an applicant submits an application, or dossier, and related materials (draft summary of product characteristics, draft labeling and package leaflet) to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical products for which Aviragen may obtain regulatory approval to market and sell. In the United States and other countries, revenue from any products for which Aviragen receives regulatory approval to sell will depend considerably on the availability of reimbursement from third-party payers. Third-party payers include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payer will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payer will pay for the product. Third-party payers may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payers are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Aviragen may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of Aviragen’s products, which would be in addition to the costs required to obtain FDA approvals. Aviragen’s products may not be considered medically necessary or cost-effective. A payer’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable Aviragen to maintain price levels sufficient to realize an appropriate return on Aviragen’s investment in developing a product.

In 2003, the U.S. government enacted legislation providing a prescription drug benefit for Medicare recipients, which became effective at the beginning of 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which Aviragen receives marketing approval. However, to obtain payments under this program, Aviragen would be required to sell products to Medicare recipients through prescription drug plans operating pursuant to this legislation. These plans will likely negotiate discounted prices for Aviragen’s products. In March 2010, the Patient Protection and Affordable Care Act became law in the United States, which substantially changed the way healthcare is financed by both governmental and private insurers. Aviragen anticipates that this legislation will result in additional downward pressure on the price, if any, that Aviragen may receive for any approved product. Federal, state and local governments in the United States continue to consider legislation to limit the growth of health care costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceutical products, including the product candidates that Aviragen is developing.

Different pricing and reimbursement schemes exist in other countries. In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of Aviragen’s particular drug products to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any products for which Aviragen receives regulatory approval to sell may suffer if the government and third-party payers fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased, and Aviragen expects that this will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Aviragen receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Employees

As of September 30, 2017, Aviragen had 16 full-time employees, seven of whom were engaged in research and development, and nine of whom were engaged in corporate, administration, finance, and business development activities. On October 27, 2017, Aviragen reduced its workforce by six to a total of 10 full-time employees, who will remain on board to complete the BTA074 Phase 2 clinical trial and assist with the transition of duties to the Vaxart management team. All of Aviragen’s employees have entered into non-disclosure agreements with Aviragen regarding its intellectual property, trade secrets and other confidential information. None of Aviragen’s employees are represented by a labor union or covered by a collective bargaining agreement, nor has Aviragen experienced any work stoppages. Aviragen believes that it maintains satisfactory relations with its employees.

Available Information

Aviragen’s website address is www.aviragentherapeutics.com. Please note that this website address is provided as an inactive textual reference only. Aviragen makes available free of charge through its website its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information provided on Aviragen’s website is not part of this proxy statement/prospectus/information statement, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this proxy statement/prospectus/information statement.

VAXART BUSINESS

Overview

Vaxart is a clinical-stage biotechnology company focused on developing oral recombinant protein vaccines based on its proprietary oral vaccine platform. Vaxart’s oral vaccines are designed to generate broad and durable immune responses that protect against a wide range of infectious diseases and may be useful for the treatment of chronic viral infections and cancer. Vaxart’s oral vaccines are administered using a convenient room temperature-stable tablet, rather than by injection. Vaxart believes that tablet vaccines are easier to distribute and administer than injectable vaccines, and have the potential to significantly increase vaccination rates.

Vaxart is developing prophylactic vaccine candidates that target a range of infectious diseases, including norovirus, a widespread cause of the stomach flu or winter vomiting disease for which two Phase 1 human studies have been completed, seasonal influenza, for which recently a Phase 2 challenge study was completed, and respiratory syncytial virus, or RSV, a common cause of respiratory tract infections. In addition, Vaxart is developing its first therapeutic vaccine targeting cervical cancer and dysplasia caused by human papillomavirus, or HPV.

Vaccines represent a major healthcare success story and have been essential in eradicating or significantly reducing multiple devastating infectious diseases, including polio, smallpox, mumps, measles, diphtheria, hepatitis B, influenza, human papillomavirus and several others. According to the Tufts Center for the Study of Drug Development, the global vaccine market was estimated to be $29.6 billion in 2014 and is projected to grow to $40.0 billion by 2020.

Vaxart believes its tablet vaccine candidates offer several important advantages. First, they are designed to generate broad and durable immune responses, including mucosal and T cell responses, which may enhance protection against certain infectious diseases, such as norovirus and RSV for which no vaccines exist, and have potential clinical benefit for certain cancers and chronic viral infections, such as those caused by HPV.

Second, Vaxart’s tablet vaccine candidates are designed to provide a more efficient and convenient method of administration, enhance patient acceptance and reduce distribution bottlenecks, which it believes will improve the effectiveness of vaccination campaigns. For example, according to the U.S. Centers for Disease Control and Prevention, or CDC, in the 2014/2015 seasonal influenza season, only approximately 47% of the U.S. population was vaccinated against influenza, with particularly low vaccination rates among adults between ages 18 and 49.

Finally, Vaxart believes that utilizing its recombinant methods, technology and production process will allow it to manufacture vaccines at scale more efficiently and within shorter time frames than conventional vaccines manufactured using traditional methods.

Vaxart Development Programs

Vaxart is applying its proprietary platform to develop the following tablet vaccine candidates:

●

Norovirus Vaccine. Vaxart is developing a bivalent oral tablet vaccine for norovirus, a leading cause of acute viral gastroenteritis and food-borne disease in the United States and Europe. Because norovirus is a pathogen that infects the small intestine, Vaxart believes that a vaccine that produces mucosal antibodies locally in the intestine, in addition to systemic antibodies that circulate in the blood, may better protect against norovirus infection than an injectable vaccine.

Vaxart has completed two Phase 1 clinical trials with its monovalent oral tablet vaccine based on the GI.1 norovirus strain, demonstrating that its norovirus tablet vaccine was well-tolerated, and generated broad systemic and mucosal immune responses. In the recently completed clinical Phase 1b dose optimization study in healthy adults in which Vaxart evaluated four different dosing regimens, all vaccine recipients (100%) in the high dose group responded as measured by a significant increase in norovirus specific B cells of both IgA and IgG subtypes. In the same group, there was at least a two-fold increase of norovirus specific antibody titers in serum in more than 90% of recipients 56 days after dosing.

Vaxart plans to initiate a Phase 1 trial of its bivalent norovirus vaccine candidate designed to assess safety and immunogenicity in the second half of 2018, and commence a Phase 2 challenge study with its GI.1 monovalent vaccine designed to assess the protective efficacy against live norovirus challenge, also in the second half of 2018.

●

Seasonal Influenza Vaccine. Influenza is a major cause of morbidity and mortality in the U.S. and worldwide, but currently marketed vaccines have suboptimal efficacy and only 47% of eligible U.S. citizens were vaccinated in 2016/2017. Vaxart believes its oral tablet vaccine has the potential to improve the protective efficacy of currently available influenza vaccines and increase flu vaccination rates.

Vaxart has completed Phase 1 trials for an H1N1 influenza A strain and for an influenza B strain, demonstrating safety and immune responses that correlate with protection from influenza.

In September 2015, Vaxart was awarded a $13.9 million contract by the U.S. Government through the Office of Biomedical Advanced Research and Development Authority, or BARDA, which funded a Phase 2 challenge study designed to evaluate whether Vaxart’s H1 influenza tablet vaccine candidate offers broader and more durable protection against H1 influenza infection than a currently marketed injectable quadrivalent influenza vaccine. In April 2017, the contract with BARDA was increased to $15.7 million. On October 26, 2017, Vaxart announced that in healthy volunteers experimentally infected with H1 influenza, its H1 influenza oral tablet vaccine resulted in a 39% reduction in clinical disease relative to placebo, compared to a 27% reduction by the active comparator, the market-leading injectable quadrivalent influenza vaccine. The Vaxart tablet vaccine also showed a favorable safety profile, indistinguishable from placebo.

At this time, Vaxart aims to finance development and commercialization of its seasonal quadrivalent influenza oral tablet vaccine through third-party collaboration and licensing arrangements, and/or non-dilutive funding. In the future, it may also consider equity offerings and/or debt financings to fund the program.

●

RSV Vaccine. RSV is an important respiratory pathogen with a significant burden of disease in the very young and in the elderly, and Vaxart believes a vaccine based on its oral recombinant vaccine platform could offer significant advantages over injectable vaccines.

Vaxart has conducted proof-of-concept studies with a vaccine candidate using an unmodified RSV fusion protein, or F-protein, as antigen. In a challenge study in cotton rats, this vaccine generated sterilizing immunity, protecting 100% of animals against challenge. In a subsequent Phase 1 clinical study with a single dose of the Vaxart RSV oral tablet vaccine, results were inconclusive as increases in serum antibody responses to RSV were difficult to detect against background.

Based on the results cotton rat study, Vaxart believes its proprietary oral vaccine platform is the optimal delivery system for RSV, but a different antigen may be required. Vaxart now aims to develop an oral RSV vaccine using a modified RSV F-protein antigen, to be obtained through partnering or licensing. Vaxart is currently evaluating RSV development strategies, and aims to develop a state-of-the-art oral RSV vaccine, either by licensing one or more RSV protein antigens that have been demonstrated to protect against RSV infection in clinical studies, or by partnering with an industrial partner with deep RSV expertise and resources.

●	HPV Therapeutic Vaccine.

HPV is the leading cause of cervical cancer, the 4th most common cancer in women aged 15 to 44 years, with about 13,000 new cases diagnosed annually in the U.S., and a major unmet medical need. Vaxart is developing its first therapeutic vaccine targeting both HPV-16 and HPV-18, the two HPV strains responsible for 70% of cervical cancers and precancerous cervical dysplasia.

Vaxart’s HPV-16 vaccine was tested in two different HPV-16 solid tumor models in mice. The vaccine elicited T cell responses and promoted migration of the activated T cells into the tumors, leading to tumor cell killing. Mice that received the Vaxart HPV-16 vaccine showed a significant reduction in volume of their established tumors.

Vaxart aims to file an IND for its first therapeutic HPV-16/18 candidate in in the second half of 2018.

Additional Objectives

●

Develop New Tablet Vaccine Candidates Based Upon its Proprietary Platform. Vaxart’s technology platform utilizes a novel mechanism of action, which it believes can be used to develop a range of vaccines to address a wide variety of infectious diseases. Vaxart’s technology platform employs a modular approach using the same Ad5 vector-adjuvant construct with disease-specific antigens to create new tablet vaccine candidates. Vaxart may consider developing vaccines targeting other infectious diseases including Chikungunya, Ebola, Hepatitis B, Herpes Simplex Virus 2, or HSV-2, and Venezuelan Equine Encephalitis. In addition, Vaxart intends to leverage its vaccine formulation expertise to develop oral formulations suitable for pediatric populations.

●

Further Strengthen Vaxart’s Intellectual Property Portfolio. Vaxart intends to continue to strengthen its patent portfolio by filing and prosecuting additional patent applications in the United States and international jurisdictions. In addition, Vaxart is establishing in-house tableting capabilities which it believes will allow Vaxart to further improve and optimize its proprietary techniques and know-how.

●

Maximize the Commercial Value of Vaxart’s Tablet Vaccine Candidates. Vaxart believes it owns worldwide rights for the research, development, manufacturing, marketing and commercialization of its tablet vaccine candidates. As Vaxart further develops its product candidates, it may opportunistically seek partners to maximize the commercial opportunity of such tablet vaccine candidates.

Vaxart’s Pipeline

Fig. 1. The following table outlines the status of Vaxart’s oral vaccine development programs:

*	Vaxart has completed several Phase 1 clinical trials and a Phase 2 challenge trial for an H1N1 influenza A strain. Vaxart has also completed a Phase 1 clinical trial for an influenza B strain.

Vaxart’s Tablet Vaccine Platform

Vaxart’s technology platform utilizes a novel mechanism of action, which it believes can be used to develop a new class of vaccines to address a wide variety of infectious diseases. Vaxart’s platform technology employs a vector-based approach and consists of the following components:

Adenovirus 5 Vector

A vector, which is a non-harmful bacteria or virus used as a carrier to deliver vaccine antigens. Specifically, Vaxart uses a non-replicating adenovirus type 5, or Ad5, vector that once inside the gut, delivers the DNA for both the antigen and adjuvant to the epithelial cells of the subject’s small bowel, where both the antigen and adjuvant are co-expressed. Ad5 is an extensively studied and well-characterized vector. Over 200 clinical trials have used Ad5 in non-replicating form, and Vaxart believes using the same adenovirus in its tablet vaccine candidates will provide predictable results and reduce regulatory risk, given that the adenovirus is known to regulatory authorities.

Recombinant Antigen

An antigen, which is a viral or bacterial protein from a pathogen that stimulates an immune response against that same pathogen. Vaxart uses a different antigen for each of its current clinical vaccine candidates.  Vaxart’s Ad5 vector contains cloning space where DNA encoding for any recombinant antigen can be inserted. In its tablet vaccine indications pursued to date, Vaxart has chosen recombinant antigens that are known to be key targets of the immune system to provide protection against the corresponding pathogen. The ability to use different antigen genes with the same Ad5 vector-adjuvant gene cassette allows for a modular approach to making new vaccines. In addition, Vaxart believes using a recombinant antigen can enhance safety and scalability.

Adjuvant

An adjuvant, which is a substance included in a vaccine formulation that enhances the immune-stimulating properties of the vaccine to the antigen. Specifically, Vaxart uses a Toll-like receptor 3, or TLR3, agonist to enhance immune responses. Vaxart uses a short section of double-stranded RNA, or dsRNA. dsRNA, a hallmark of a typical viral infection, is one of the ways in which the immune system recognizes viruses. Exposure to dsRNA signals the immune system to respond. Additionally, dsRNA is one of the few signals available for use in the intestine, as the natural large reservoir of bacteria makes it difficult to use bacteria- related signals. Vaxart chose this adjuvant because of its ability to complement the non-replicating adenovirus when administered orally. Importantly, this adjuvant is expressed within a cell, not provided as a separate component, resulting in a more localized response when compared with adjuvants contained in injectable vaccines.

Enteric-Coated Tablet

Vaxart’s proprietary enteric-coated tablet is designed to deliver the Ad5 vector to the small bowel. While tablets are typically used to deliver small molecules to the intestine, Vaxart has designed its tablets to deliver the larger adenovirus particles. Vaxart holds intellectual property related to the composition and formulation of its tablet vaccine candidates. Vaxart’s tablet manufacturing does not require sterile fill and finish processing, such as for injectables, but rather uses standard tableting equipment.

Fig. 2. The Vaxart Platform.

Vaxart Platform: combination of the vector based delivery system, with antigen and adjuvant expressed by the vector.

How Vaxart Tablet Vaccine Candidates Work

Vaxart’s tablets are designed to deliver vaccines to the small intestine. The tablets are covered with a protective coating that remains intact in the low pH environment of the stomach and protects the active ingredient contained in the tablet core. The coating is designed to dissolve in the neutral pH environment of the small intestine which it is targeting to generate an optimal immune response. Once the coating has dissolved, the tablets disintegrate, and the vaccine is released into the small intestine where it can reach and enter the mucosal cells lining the intestine. Once inside the mucosal cells, the antigen protein and adjuvant are expressed, or manufactured, by the cells. The adjuvant is molecular in nature and always produced within the exact same intestinal cells that also produce the antigen. Importantly, unlike current recombinant vaccines that are manufactured in insect cells or yeast which may introduce subtle structural changes to the protein antigen, the production of antigens delivered using Vaxart’s approach is identical to that of the actual pathogen when it invades the mucosa. In addition, Vaxart believes delivering the replication incompetent Ad5-vectored vaccine via tablet directly to the gut, avoids neutralization by blood or muscle tissue-based immune cells, an advantage over injected vector- based vaccines.

Fig. 3. The Vaxart Oral Recombinant Vaccine Platform.

1. Enteric-coated tablet is administered. The tablet coating protects the active ingredient from stomach acid degradation. 2. When the tablet reaches the small intestine, it releases the active ingredient, the viral vector, that can then transfect the epithelial cells in the mucosal epithelium and deliver the genes for the two payloads (antigen and adjuvant). 3. Expression of the antigen and adjuvant in the epithelial cells then leads to the TLR3 signaling cascade that can activate B and T cells.

Immune cells come in contact with proteins, and if the protein elicits an immune recognition signal, the immune cell becomes activated. This eventually leads to an immune response, producing either memory cells or large quantities of antibodies that bind to a key antigen. The expressed antigen and adjuvant of its platform, like other vaccines, cause induction of B and T cells specific for the antigen. Induction is believed to begin when an immature dendritic cell (specialized immune cell) absorbs an epithelial cell expressing both the antigen and adjuvant that were delivered by the Ad5 vector. Upon induction, dendritic cells migrate to the regional lymph nodes where they interact with recirculating naive B and T cells. The dendritic cell presents pieces of the antigen on its surface to stimulate T cells, and some of the antigen drains into the lymph node to stimulate B cells. Upon recognizing its specific antigen, small B or T cells stop migrating and enlarge. These then multiply in a clonal fashion and eventually recirculate to the tissues. B cells secrete antibodies that recognize the antigen and T cells find cells that have antigen presented on their surface and either kill the presenting cell or stimulate a local inflammatory response. A successful vaccination occurs if the B cells and T cells can form either memory cells (cells specialized to respond quickly to the protective antigen upon subsequent exposure) or enough antibody to a key antigen is made in large quantity to block infection.

The Significance of Mucosal Immunity and T Cell Responses

The immune system has developed defenses against pathogens by creating a special class of immune effectors, such as mucosal antibodies that are directed to wet surfaces and killer T cells that can kill pathogen infected cells. Most vaccines available today have been developed primarily to elicit blood circulating, or systemic B cell responses. However, there remain many infections, such as norovirus and RSV for which no vaccines exist. These and other pathogens may need greater immune responses outside of serum antibodies. Organisms that cause these infections largely evade the antibody immune response generated by serum antibodies in the blood because the pathogenic organism can pass through cells that line the open, mucosal membranes without coming into direct contact with blood. Alternatively, the serum antibodies are unable to penetrate into the cells infected by the pathogen.

Injectable vaccines available today typically do not induce mucosal immune responses, and subunit vaccines do not typically induce strong killer T cell immune responses, which are required to produce an effective level of immunization against several difficult pathogens. Administering vaccines through non-mucosal routes often leads to poor protection against mucosal pathogens primarily because such vaccines do not generate memory lymphocytes that migrate to mucosal surfaces. Although mucosal vaccination induces mucosa-tropic memory lymphocytes, Vaxart believes no complete mucosal recombinant oral vaccines are commercially available. Live attenuated vaccines can pose safety risks, whereas killed pathogens or molecular antigens are usually weak immunogens when applied to intact mucosa. Moreover, the immune mechanisms of protection against many mucosal infections are poorly understood.

One of the key benefits of Vaxart’s technology is delivery to the gastrointestinal tract, enabling the vaccine to directly enter the mucosal surface of the intestine and activate the immune system of the gut. Mucosal vaccine delivery is believed to enhance protection against mucosal pathogens by generating immunity at the very surface where such pathogens invade. Vaxart’s tablet vaccine candidates target the mucosal immune cells with a vector-based approach and are designed to create a more potent cytotoxic T cell response and mucosal antibody response, which may provide more effective immunity for certain diseases. Besides robust mucosal and systemic antibody responses, Vaxart observed potent and poly-functional T cell responses in its human clinical trials, demonstrating that its tablet vaccine candidates efficiently activate both B and T cells.

Oral Non-Replicating Ad5 Vector is Designed to Circumvent Anti-Vector Issues

Injected Ad5 vectored vaccines generate strong anti-Ad5 responses, with up to a 100-fold increase in the anti-Ad5 neutralizing antibody titers (O'Brien et al, Nat. Med.). In contrast, Vaxart’s oral Ad5 vectored vaccine is designed to circumvent the complications related to anti-Ad5 immunity, allowing the platform to be used for multiple vaccines and repeat annual and booster vaccinations.

Anti-vector responses have been studied in Vaxart’s H1 influenza Phase 1 and Phase 2 studies, as well as in the two norovirus Phase 1 studies. In the first H1 influenza oral tablet vaccine study in 12 subjects, there were no significant rises in the neutralizing antibody titers to Ad5 following immunization (Liebowitz, et al, Lancet ID). A challenge study was recently performed using the same H1 flu oral tablet vaccine in more than 60 subjects. This study found a 2.2 geometric fold rise in neutralizing antibody titers to Ad5, compared to a rise of 1.1-fold in the placebo group. Finally, the rise in vaccine anti-vector immune responses were monitored in the two Phase 1 norovirus vaccine studies, study #101 and study #102. There were no significant increases in the neutralizing anti-Ad5 antibody titers following either one or two doses of vaccine, even at the high dose (see figure below).

Fig. 4. Anti-vector titers pre- and post-immunization.

In the single dose 101 study, anti-vector titers were measured 28 days after dosing. In the two-dose 102 study, anti-vector titers were measured 28 days after the second dose. No significant increase in Ad5 titers were observed in any group in the two studies.

In addition, in all studies to date, immune responses to the antigen of choice appeared to be independent from the recipient’s pre-existing anti-Ad5 immune status. In published studies with the Vaxart Ad5 vectored H1 influenza oral tablet vaccine, the pre-existing antibody titers to Ad5 had no effect on the ability of the vaccine to induce a neutralizing antibody response (by hemagglutinin inhibition or microneutralization assay) to influenza (Liebowitz, et al, Lancet ID; Scallan, et al, CVI). Similarly, in the two recently completed Phase 1 studies with the Vaxart Ad5 vectored norovirus GI.1 oral tablet vaccine, the ability of the vaccine to generate a rise in antibody titers to norovirus or specifically blocking titers to norovirus virus-like particles (VLP) (BT50 assay), was not reduced in subjects with pre-existing anti-Ad5 antibody titers. These results are shown in Fig. 5 below. In conclusion, performance of the Vaxart Ad5 vectored vaccine delivered orally does not appear to be adversely affected by the pre-existing serum antibody status of the recipient.

Fig. 5. Anti-vector immunity had no effect on the ability of the norovirus vaccine to induce BT50 titers.

Subjects in the high dose groups were divided based on the pre-existing anti-Ad5 titers on day 0. Those with titers ≥100 were considered Ad5 positive, those <100 were considered Ad5 negative. The fold increase in BT50 titers for each subject was plotted. The average increase in the BT50 titers for the Ad5 positive group was not lower than for the Ad5 negative group.

Vaxart’s Norovirus Program

Market Overview

Norovirus is the leading cause of acute viral gastroenteritis in all age groups in the United States. Each year, on average, norovirus causes 19 to 21 million cases of acute gastroenteritis, and leads to 56,000 to 71,000 hospitalizations and 570 to 800 deaths, mostly among young children and older adults. Typical symptoms include dehydration, which is the most common complication, vomiting, diarrhea with abdominal cramps, and nausea. In a study conducted by Johns Hopkins University in 2012, the total economic burden of norovirus in the United States has been estimated at $5.5 billion. In the U.S., Vaxart believes a norovirus vaccine would be beneficial for high risk groups such as children 0-5 years old, older adults and elderly, as well as for workers in the food and travel industries, healthcare-, childcare- and elderly care workers, first responders, the military, and finally leisure travelers as well as business travelers. There are currently no approved vaccines or therapies to prevent or treat norovirus infection.

Vaxart’s Norovirus Vaccine Candidate

Vaxart plans to develop a VP1-based bivalent oral tablet vaccine that protects against norovirus GI and norovirus GII, the two major norovirus genogroups affecting humans, by targeting the norovirus GI.1 Norwalk strain and the norovirus GII.4 Sydney strain. Vaxart believes its tablet vaccine would have important advantages over the injectable vaccine in clinical development by Takeda. Because norovirus is an enteric pathogen that infects epithelial cells of the small intestine, Vaxart believes that a vaccine that produces antibodies in the intestine against norovirus locally in the intestine, such as its tablet vaccine candidate which is delivered directly to the gut, may be optimal at protecting against infection. The main isotype of antibodies found at the intestinal mucosal surface is IgA, whereas the main isotype of protective antibodies found in serum is IgG. Vaxart has demonstrated in its seasonal influenza clinical trials and in preclinical norovirus studies that its vaccine candidates can generate mucosal antibodies to the antigen encoded in its vaccine.

Preclinical Results

Vaxart has conducted multiple preclinical studies of its norovirus vaccine candidate in mice and ferrets. Overall, as compared with injectable VP1 protein vaccine, its norovirus vaccine candidate generated comparable levels of serum antibody and superior levels of mucosal antibody to the VP1 injectable protein vaccine.

Clinical Trials

Vaxart has completed two Phase 1 studies with its monovalent norovirus GI.1 oral tablet vaccine, one of the two strains that will be included in the bivalent vaccine. In both Phase 1 studies, the primary endpoint was safety and the secondary endpoint was immunogenicity.

Study 101. Placebo Controlled Study

In the Phase 1 study designed to evaluate the norovirus vaccine (VXA-GI.1-NN), 66 healthy adults were randomized in three groups, with 23 subjects receiving a single low dose of 1 x 1010 infectious units (IU), 23 subjects receiving a single high dose of 1 x 1011 IU, and 20 subjects randomized to the placebo control.

Safety Results. 101 Study

Solicited Events. In the first 7 days following study drug administration, 35 study subjects had at least one solicited adverse event (AE) reported with 25/46 (54%) subjects in the VXA-GI.1-NN vaccine groups and 10/20 (50%) of subjects in the placebo group (See table below). All of the solicited AEs reported (n=46) were grade 1 or 2 in severity with the majority being mild events (44 grade 1 and 2 grade 2 events). The percentage of subjects with any solicited symptoms was similar among treatments (See table below). Diarrhea and headache were the most common solicited symptoms following VXA-GI.1-NN administration, both reported by 15 (33%) subjects in the treated groups. Headache and nausea were reported evenly across treatments, including placebo. The only solicited symptom demonstrating a statistically significant difference from placebo was diarrhea (p = 0.0275), reported by 11 subjects in the high dose group. Nine of the 11 subjects reported mild severity diarrhea, while 2 subjects reported moderate severity episodes following the high dose vaccine. Onset of diarrhea (verbatim term “loose stools”) ranged from day 1 to day 6 following vaccine administration, and most episodes resolved within 1 day. At no point did any of the loose stools impact normal activity such as work or school, and none required treatment with anti-diarrheal medications or rehydration therapy. In summary, the vaccine appeared well-tolerated without causing any dose limiting toxicities.

Table 1. Norovirus Study 101 Solicited* Symptoms – Number and Percent of Subjects Reporting Treatment Emergent Adverse Events.

Adverse Events	Placebo N=20	Low Dose N=23	High Dose N=23
Number of Subjects with Any Symptoms	10 (50%)	11 (48%)	14 (61%)
Gastrointestinal disorders	7 (35%)	9 (39%)	12 (52%)
Abdominal pain	2 (10%)	5 (22%)	0 (0%)
Diarrhea	3 (15%)	4 (17%)	11 (48%)
Nausea	4 (20%)	4 (17%)	3 (13%)
General disorders and administration site conditions	2 (10%)	1 (4%)	3 (13%)
Malaise	2 (10%)	1 (4%)	3 (13%)
Nervous system disorders	8 (40%)	8 (35%)	7 (30%)
Headache	8 (40%)	8 (35%)	7 (30%)

*) Solicited symptoms were collected for 7 days following immunization.

Unsolicited Events. A total of 83 unsolicited Treatment Emergent Adverse Events (TEAEs) were reported by 33 of the 66 subjects within the first 28 days post dosing, with slightly more placebo subjects 12/20 (60%) reporting AEs than low dose 11/23 (48%) or high dose vaccinated subjects 10/23 (44%). Headache was the most common AE reported in all treatments. Most TEAEs were mild or moderate in severity. The PI considered 28 TEAEs possibly related, 42 unlikely related, and 13 not related.

Study 102. Dose and Schedule Optimization.

The study was designed to evaluate the norovirus vaccine (VXA-GI.1-NN) in 60 subjects given multiple doses, with some differences in schedule for the lower dose groups. The first three groups enrolled (N=15 each) used low doses of 1 x 1010 infectious units (IU). group A received two doses of VXA-GI.1-NN on days 0 and 7, group B received three doses on days 0, 2, and 4, and group C received two doses on days 0 and 28. The fourth group, group D (N=15), evaluated two high doses of 1 x 1011 IU given on days 0 and 28. The vaccine study was an open labeled study, and enrolled more or less sequentially from group A to group D. The primary endpoint of the study was to evaluate the safety of all dosing regimens and the secondary endpoint was to compare immunogenicity between groups by BT50 titers and antibody secreting cells (ASC) counts.

Safety Results. 102 Study

In the first 7 days following study drug administration, there were 27 subjects reporting adverse events, distributed across the groups with the highest number of reporting adverse events in group C (11/15) and the lowest in group D (3/15). The most common adverse event reported was headache, reported in 21 subjects out of 60. Group C reported the highest number of headaches, and adverse events overall. This group was given two low dose vaccines 28 days apart. This was not observed in group D, a vaccine group given the exact same dosing schedule, but receiving two 10-fold higher doses of vaccine.

Table 2. Norovirus Study 102 Solicited* Symptoms – Number and Percent of Subjects Reporting Treatment Emergent Adverse Events.

SYSTEMIC ORGAN CLASS /Preferred Term	Group A N=15	Group B N=15	Group C N=15	Group D N=15
Total Number Reporting an Adverse Event	5 (33.3%)	8 (53.3%)	11 (73.3%)	3 (20%)
GASTROINTESTINAL DISORDERS
Diarrhea	0	1 (7%)	5 (33%)	1 (7%)
Abdominal Pain	1 (7%)	0	3 (20%)	1 (7%)
Nausea	1 (7%)	2 (13%)	2 (13.3%)	0
Abdominal Pain, Upper	0	1 (7%)	0	0
GENERAL DISORDERS
Malaise	2 (13%)	0	2 (13%)	1(7%)
Feeling Hot	0	1 (7%)	0	0
NERVOUS SYSTEM DISORDERS
Headache	4 (27%)	7 (47%)	9 (60%)	1 (7%)

*) Solicited symptoms were collected for 7 days following immunization.

Safety Summary from the Two Studies.

103 subjects were treated with VXA-GI.1-NN in the two norovirus vaccine studies. The vaccine was well tolerated, with no severe adverse events reported in either study. The most common solicited adverse event was headache, but this was relatively similar among all the dosing groups including 40% of subjects receiving the placebo in the 101 study. In the 101 study, there was a higher incidence of diarrhea reported in the high dose group versus the other groups. However, in the high dose group in the 102 study, there was only 1 subject (6.7%) reporting diarrhea even after receiving two high doses. These results in total suggest that there were no dose dependent effects that impacted safety.

Immunogenicity Results-Study 101

BT50 Titers. The primary immunological endpoint was to measure antibody titers by an assay that assessed the ability of antibodies to block interaction of a norovirus VLP to histogroup blood antigen (HGBA). This assay is known as the BT50 (for 50% inhibition of blocking titer) assay. BT50 titers were assessed using Leb synthetic glycan as the coating antigen. Titers rose in the vaccine recipients, and at all timepoints (Figure 6). By the Leb BT50 assay, 14/23 (61%) of the subjects in the low dose group, and 18/23 (78%) in the high dose group, had at least a two-fold rise. One subject in the placebo group had a greater than two-fold rise. On Day 28, the geometric mean titer (GMT) for the low dose vaccine group was 59.0, a 2.3-fold geometric mean fold rise (GMFR) over the initial GMT of 26.2 at baseline. The GMT for the high dose vaccine group was 98.5, a 3.8-fold GMFR over the initial GMT of 25.8 at baseline. The high dose group was significantly increased over placebo on day 28 (P=0.0003). Complete results are given in the table below.

Table 3. Study 101, Least Squared Geometric Mean Titer (LSGMT) for Leb BT50 assay.

HBGA	Leb
Group	D0 LSGMT (95 CI)	D28 LSGMT (95 CI)	LSGMR	p value*
Low	26.2 (16.6-41.2)	59.0 (33.0-105.4)	2.3	0.0459
High	25.8 (18.3-36.2)	98.5 (64.4-150.7)	3.8	0.0003
Placebo	24.6 (15.3-39.3)	27.4 (17.0-44.2)	1.1	Reference
	Overall significance			0.0017

*Significance by Mann-Whitney vs placebo; overall significance by Kruskal-Wallis Test.

Fig. 6. Geometric Mean Titer Increases Day 0 – Day 28.

Geomean Serum BT50 Titers over time for Leb.

Antibody Secreting Cell (ASC). The ability of the vaccine to induce norovirus specific B cells in the peripheral blood was measured by ASC assay. This assay essentially counts the number of B cells that emerge after immunization and recognize norovirus in the peripheral blood. The number that circulate in the blood pre-immunization is very low, so the assay is a meaningful way to evaluate the vaccine effects. In the low dose group, 16/23 (70%) of subjects responded and in the high dose group, 19/23 (83%) of subjects responded on day 7 for both IgA and IgG ASCs (Figure 7). Background ASCs were generally negligible on day 0. For the high dose vaccine treated group, an average of 561 IgA ASCs and 278 IgG ASCs each per 1 x 106 peripheral blood mononuclear cells (PBMCs) were found on day 7. For the low dose vaccine treated group, an average of 372 IgA ASCs and 107 IgG ASCs per 1 x 106 PBMCs were found on day 7. The placebo group had no responders with an average of 3.3 spots for IgA ASCs and 2.2 spots for IgG ASCs per 1 x 106 PBMCs on day 7. The treated groups were significantly different than placebo in terms of the ability to elicit an IgG or an IgA ASC response at day 7 (P<0.0001, Mann-Whitney). There was no statistical difference in the number of spots for IgA and IgG ASCs between the high and low dose groups (P=0.21 for IgA, P=0.28 for IgG).

Fig. 7. ASC titers on Day 7 post immunization.

ASC counts on day 7 for both IgG and IgA responses to norovirus VLP. This assay measures antigen specific B cells in the peripheral blood that occur post vaccination.

Enzyme-linked immunosorbent assay (ELISA) IgA and IgG. Serum antibody responses were measured by IgG and IgA ELISA, and the changes in titers at EC50 between days 0 and 28 were calculated for each subject. Most subjects had an increase in antibody titers post immunization. The average change in EC50 for the low dose group was 16 and 7.1-fold in IgA and IgG respectively. Similarly, the average change in the EC50 for the high dose group were 9 and 5.4-fold for IgA and IgG respectively. The change in EC50 are plotted for each subject, separated by group (Figure 8).

Fig. 8. ELISA antibody changes post immunization.

Change in IgA or IgG ELISA titers post immunization between days 0 and 28 for all subjects grouped by treatment (placebo, low dose, high dose). Each symbol represents an individual subject. The long horizontal line represents the mean, with the smaller lines the 95% confidence interval.

Memory Cells. Memory cells are long-lived cells that are important for the rapid induction of immunity following infection. A goal of most vaccines is to safely induce immunological memory to protect people from actual infection. Antigen specific memory B cells were investigated after culturing PMBCs with polyclonal stimulators. VP1 specific IgG memory B cells were higher than IgA memory B cells in the day 0 samples (Figure 9). Post immunization, the response at day 7 was higher for IgA memory B cells, with a geometric mean fold rise (GMFR) of 15.3 for IgA versus 6.5 for IgG between day 0 and 7, before declining again at day 28. In the low dose group, the GMFR was 7.4 for IgA and 3.7 for IgG was observed between days 0 and 7. This decline from day 7 to day 28 may have resulted from homing of circulating B cells from the peripheral blood to the intestinal lymphoid tissues via expression of high levels of the mucosal homing receptor, α4β7. In the high dose group at day 7, 20/23 (87%) for IgA and 19/23 (83%) for IgG showed ≥ 2-fold increase over day 0. In the low dose group at day 7, 18/23 (78%) for IgA and 13/23 (57%) for IgG showed ≥2-fold increase over day 0.

Fig. 9. Memory Cell Responses pre- and post immunization.

Norovirus VP1 specific memory B cell counts were plotted for each time point. Each symbol represents an individual subject. The long horizontal line represents the geometric mean.

Fecal and Saliva IgA. Norovirus VP1 specific mucosal IgA was explored directly by looking at fecal and saliva samples. Because the quantity of IgA is highly variable within these samples, total IgA was also measured and the ratio between VP1- specific IgA/total IgA for each sample was examined. Samples with IgA levels below the detection limit were excluded from analysis. The increase in the ratio of specific IgA to total IgA was measured between baseline and day 28 (and baseline and day 180 for fecal IgA). In the high dose group, 9/19 (47%) fecal samples were responders with a four-fold rise or greater IgA response at day 28, and 9/21 (43%) at day 180 (Figure 10). The average fold increases in specific IgA/total IgA ratio were 17.2 and 9.7. These results are significantly higher than the placebo group where 2/18 (11%) and 0/16 (0%) were found to have 4-fold or better increases on days 28 and 180 (P=0.029 and P=0.0049 respectively), with average increases of 1.8 and 1.0 (Figure 10). The low dose group had a similar response as the high dose, with 7/20 (35%) and 5/16 (31%) with 4-fold increases on days 28, and 180 respectively. The number of responders trended higher than placebo on day 28, but the difference was statistically significant on day 180 (P=0.13 and 0.043). The low dose group had a 36.2-fold increase on day 28, and a 5.6-fold increase on day 180 (Figure 102E). Fewer subjects had detectable increases in the specific IgA to total IgA ratios in saliva samples of treated subjects at day 28 (Figure 11). The average increase in the specific IgA/total IgA ratio was 2.0 for the low dose, 2.9 for the high dose group, and 1.2 for the placebo group. The high dose and low dose groups had each had 4 subjects with a 4-fold rise in the specific response, versus none for the placebo group. These results demonstrate that the vaccine can induce antibody responses that are measured in the mucosa, particularly in the intestinal mucosa, which is the site of norovirus infection.

Fig. 10. Fold Induction in Norovirus Specific Fecal IgA Responses Post Immunization.

Fecal responses to the vaccine, with fold increase in specific IgA/total IgA for each subject (divided by group and each timepoint) plotted. Average increase is the black bar.

Fig. 11. Fold Rise in Norovirus Specific Responses in Saliva.

Saliva IgA responses were measured. The plot shows fold rise of specific IgA/ total IgA post immunization. Responses were compared between days 0 and 28.

Immunological Results - 102 Study

BT50 Titers. The objective of the study was to compare schedules and dosing for the ability to elicit immune responses, particularly by evaluating BT50 titers. BT50 titers were assessed at multiple times points, given that multiple doses were given. In the high dose group, 12 of 15 subjects had a 2-fold or greater increase in BT50 titers after the first dose and 14 of 15 subjects (92%) had a 2-fold or greater increase in BT50 titers after 2 doses. The GMT titer rose from 21.3 on day to 85.1 on day 28 for a 3.8 GMFR. The GMT at day 56 were measured to be 75.8, a GMFR of 3.6 over the baseline values. Other groups given lower doses of vaccine had lower response rates. Groups A and C had higher increases in the titers compared to Group B, although this is not statistically significant. An ANCOVA model was used to determine the statistical significance of the increases in GMFR. Least-squares (LS) geometric mean titers (LSGMTs) or LS geometric mean fold rises (LSGMFRs) and their 95% CIs were calculated by exponentiating the LSMs from the ANCOVA model, which included log-transformed post baseline titer or log-transformed change from baseline titer as a dependent variable, cohort as a factor, and baseline log-titer as a covariate. The significance in the different groups to increase the GMFR (test is LSGMFR=0), was found to be P=0.0008, 0.1224, 0.0004, and <0.0001 for groups A through D respectively at day 56. This means all groups had statistically significant increases in the GMT with the exception of group B, which had a more modest increase in the titers.

Table 4. Study 102, Geometric Mean Titer (GMT) for Leb BT50 assay roger.

Group	Description	DO GMT	D28 (or D36)	GMFR	GMT D56	GMFR D56
A	Low, 2X, 7 days apart	32.2	64.5	2.0	66.0	2.0
B	Low, 3X, 2 days apart	31.5	51.2	1.6	42.5	1.4
C	Low, 2X, 28 days apart	29.4	66.0	2.2	64.5	2.2
D	High, 2X, 28 days apart	21.3	85.1	3.8	75.8	3.6

ASCs. Additional immunological analysis was performed by comparing the ASC responders between groups. The high dose group had 14 out of 15 subjects respond to the vaccine, with an average IgA ASC count of 698 per 1 x 106 PBMCs. Following a second dose, the subject that didn’t respond the first time had a significant increase in ASC counts so all 15 subjects (100%) were able to elicit an ASC response following two doses. As typical, subjects that had a high number of ASC counts after the first immunization had a low response after the 2nd dose. The low dose groups were compared by examining the overall response rate, since the dosing and the analysis were performed at different intermediate timepoints. Group A had the highest overall response rate where 12/14 subjects (86%) were able to induce meaningful ASC responses after 1 or 2 doses. Slightly lower responders were observed in group B, where only a few subjects had a response after the first dose, but more subjects responded after additional vaccine doses. Group C had the most variable responses of any group. The average number of spots was 839 per 1 x 106 PBMCs after the first dose, but this was the result of several subjects having extremely high numbers of spots (3 subjects had greater than 1500 per 1 x 106 PBMCs), mixed with many subjects that didn’t respond at all.

By Fisher’s Exact test, the high dose group induced a higher number of responders than group C (p=0.02), but only trended higher than groups A and B (0.22, 0.07). Similar results were observed for the IgG ASC responses, with slightly lower values on average.

Fig.12. IgA ASC Counts for the 102 study.

The different groups were assessed for IgA ASC counts at each time point taken for each group. Because there were different dosing regiments for each group, there were different timepoints assessed. Response rates at each timepoint are indicated by a fraction and a percentage below each timepoint. The overall response rate (the total number of subjects that responded at any time point) is given near the top of each group. For example, in the last group, 15/15 (100%) subjects responded at either D7 or D35.

Fig. 13. IgG ASC Counts for the 102 Study.

The different groups were assessed IgG ASC counts at each time point taken for each group. Because there were different dosing regiments for each group, there were different timepoints assessed. Response rates at each timepoint are indicated by a fraction and a percentage below each timepoint. The overall response rate (the total number of subjects that responded at any time point) is given near the top of each group. For example, in the last group, 15/15 (100%) subjects responded at either D7 or D35.

Norovirus Oral Tablet Vaccine Clinical Development Pathway

Phase 2 Norovirus GI.1 strain Challenge Study. Vaxart plans to commence a challenge study of the first strain of its bivalent norovirus vaccine candidate (GI.1) in the second half of 2018.

Phase 1 Bivalent Norovirus Trial. A Phase 1 bivalent safety and immunogenicity trial. This trial will be designed to assess the safety and immunogenicity, including lack of interference of the two individual norovirus strains.

●

Phase 2 Efficacy and Safety Trial. After completing the trials described in the bullets above, a Phase 2 efficacy trial would be conducted. Subject to FDA concurrence, this trial will be designed to assess the safety, immunogenicity and efficacy of the bivalent vaccine in an expanded population of approximately adults ranging in age from 18 to 49 years.

●	Path to Approval. After completing the Phase 2 trial, an End-of-Phase 2 meeting would be requested with the FDA to discuss the design of a Phase 3 trial that would support licensure.

Additional Age Groups

●

Older Adults, Elderly Population. Following successful completion of the quadrivalent Phase 1 trial in healthy adults age 18 – 49, sequential Phase 1 and Phase 2 clinical trials in healthy adults age 50 – 64 years and age 65 and older would be conducted, designed to support licensure of its tablet vaccine candidate for these age groups. Following these studies, discussions with the FDA would occur to determine the requirements for Phase 3 and licensure.

●

Pediatric Population. Vaxart’s current tablet vaccine candidates are designed for delivery to the gut in solid dosage form using an enteric-coated tablet which Vaxart believes is the optimal vaccine delivery system for the adult population and children 8 years and older. For children 6 months to 8 years in age, it plans to develop proprietary liquid formulations that can deliver the vectored vaccine intact to the gut. Development of the Vaxart norovirus vaccine product candidate in the pediatric population will proceed stepwise through progressively younger age segments (i.e. 9-17 years, 5-8 years, 2-4 years, 6 weeks-2 years).

Vaxart’s Seasonal Influenza Program

Market Overview

Influenza is one of the most common global infectious diseases, causing mild to life-threatening illness with symptoms such as sore throat, nasal discharge, fever, and even death. An estimated 1 billion cases of seasonal influenza occur annually worldwide, of which 3 million to 5 million cases are considered severe, causing 300,000 to 500,000 deaths per year globally. Very young children and the elderly are at greatest risk. In the United States, between 5% and 20% of the population contracts influenza, 226,000 people are hospitalized with complications of influenza, and 49,000 people die from influenza and its complications, with up to 90% of influenza-related deaths occurring in adults older than 65.

According to a CDC commissioned-report based on 2003 population figures, in the United States, seasonal influenza costs an average of over 600,000 life-years lost, 3.1 million hospitalized days, and 31.4 million outpatient visits annually. The total economic burden of seasonal influenza has been estimated to be $87.1 billion, including medical costs which average $10.4 billion annually, while lost earnings due to illness and loss of life amount to $16.3 billion annually.

The CDC generally recommends that individuals 6 months and older be vaccinated annually against influenza. In the U.S., this means an influenza vaccination is recommended for more than 300 million people. During the 2016/2017 influenza season, approximately 146 million doses of the influenza vaccine were distributed in the U.S. Differentiated flu vaccines in the U.S. market continue to demonstrate the ability to ask for premium prices based on the additional value they provide to public health. According to a 2017 Datamonitor Healthcare report the seasonal influenza vaccines market within the United States and five major European Union markets (France, Germany, Italy, Spain, and the UK) will increase from $2.7 billion in the 2016/17 season to $3.4 billion in the 2025/26 season. Vaxart believes, worldwide, the primary drivers of market growth include increasing awareness, increasing vaccination coverage in emerging countries, rising government support for immunization against seasonal influenza, pricing increases due to product differentiation and increased focus on the production and advancement of vaccination treatments.

Limitations of Current Seasonal Influenza Vaccines

Despite the number of cases of influenza diagnosed in the United States, according to the CDC, in the 2016/2017 seasonal influenza season, only approximately 47% of the total United States population was vaccinated against influenza, with particularly low vaccination rates among adults between ages 18 and 49. According to the CDC, less than 34% of adults between ages 18 and 49 were vaccinated during the 2016/2017 influenza season. Vaxart believes the low vaccination rates among this population are largely attributed to the following limitations of injectable vaccine administration:

Limitations for Providers

●	longer manufacturing, shipping and handling time for suppliers;

●	cold storage requirement throughout the logistics chain;

●	the need for healthcare professional oversight during and after the vaccination procedure;

●	potential for needle injuries; and

●	medical waste.

Limitations for Users

●	inconvenience and time commitment required to obtain vaccine at a clinic or pharmacy;

●	fear of needles;

●	pain at injection site; and

●	potential for allergic reactions to the egg component of the vaccine.

Vaxart’s Seasonal Influenza Vaccine Candidate

Vaxart is developing a tablet vaccine candidate for the immunization of healthy adults against seasonal influenza. Vaxart’s seasonal influenza vaccine candidate is being designed to be a four-strain, or quadrivalent, seasonal influenza vaccine consisting of two circulating influenza A lineage viruses as well as two circulating influenza B lineage viruses, matching the seasonally updated recommendations by the FDA. Vaxart envisions formulating its tablet vaccine candidate as one tablet per strain, or four tablets in total for the quadrivalent vaccine. Vaxart believes this modularity will allow for enhanced flexibility. For instance, in the event of a late season strain change, the tablet containing the obsolete strain could be easily replaced without having to discard the three correctly matched vaccine tablets. Further, given stability of the tablets, excess tablets from one season could be stored and utilized in the next season, while fully formulated quadrivalent vaccines would have to be discarded at the end of each season as is the case with currently marketed influenza vaccines. Alternatively, Vaxart has the option to formulate all four strains into a single tablet. This format would be the simplest to administer, but would take away some of the flexibility advantages that separate tablets would afford. Vaxart will assess the final formulation of its tablet vaccine candidates after conducting market studies to evaluate market acceptance closer to commercialization.

Vaxart believes its tablet vaccine candidates have the potential to address many of the limitations of current injectable, egg-based seasonal influenza vaccines. First, its tablet vaccine candidates are designed to create broad and durable immune responses, which may provide more effective immunity and protect against additional strain variants. Second, by providing a more convenient method of administration to enhance patient acceptance and simplify distribution and administration. Finally, by using recombinant methods, it believes its tablet vaccine candidates may be manufactured more rapidly than vaccines manufactured using egg-based methods, eliminate the risk of allergic reactions to egg protein, and alleviate issues caused by egg-adaptation of a mammalian virus.

Seasonal Influenza Clinical Trials

To date, Vaxart has completed two Phase 1 trials and has conducted the active portion of a Phase 2 challenge trial of its H1N1 influenza vaccine candidate. Vaxart has also completed a Phase 1 trial of an influenza B vaccine candidate.

Phase 1 Trial, VXA02-001, H1N1 Influenza Vaccine Candidate, 109 and 1010 IU Doses

The first Phase 1 H1N1 trial was conducted at doses of 1 x 109 and 1 x 1010 IU. Two doses were given one month apart. The tablet vaccine candidate generated a favorable safety and tolerability profile. The trial also demonstrated robust T cell responses and modest HAI responses, each dependent on the dosage level.

Phase 1 Trial VXA02-003, H1N1 Influenza Vaccine Candidate, 1011 IU Dose

The second H1N1 trial was a tablet vaccine trial at a dose of 1 x 1011 IU, delivered in a single administration at the beginning of the trial. A favorable safety and tolerability profile was maintained at this dose level. An HAI seroconversion rate of 75% was measured in the vaccine group, compared to 0% in the placebo group. In terms of MN response, 92% of subjects had a four-fold increase in MN titer after the single administration of tablets. Both the HAI seroconversion rate and the MN responses were substantially higher than the respective rates Vaxart observed at lower doses in Trial VXA02-001. The side effects of the vaccine or placebo in the first seven days following administration were mild. In the first seven days following administration, there were eight total solicited adverse events, or AEs, reported in the vaccine and placebo groups (four in each group). All of these AEs were grade 1 in severity. The most frequent AE was headache (two in placebo, and one in the vaccine group). There were no serious adverse events and no new onsets of chronic illnesses related to the adjuvant recorded during the entire one year follow up period of the study.

The table below summarizes the trial design and results (serum antibody responses) of Vaxart’s two placebo-controlled Phase 1 H1N1 clinical trials.

Table 5. Overview: H1 Influenza Phase 1 Placebo-Controlled Studies.

TRIAL NO./ # SUBJECTS	TRIAL DESIGN	STUDY GROUPS DOSE/SCHEDULE	KEY IMMUNOGENICITY FINDINGS
Phase 1 Trial VXA02-001 N = 36	Dose-escalation, placebo-controlled, double-blind with enteric-coated capsules	10[9], 10[10] IU of VXA-A1.1 (H1) vaccine or placebo on Day 0 and Day 28, administered in tablet form	10[9] dose level: • No HAI seroconversion 10[10] dose level: • 27% HAI seroconversion • 64% MN (4X rise)
Phase 1 Trial VXA02-003 N = 24	Placebo-controlled, double-blind, with enteric-coated tablets	10[11] IU VXA-A1.1 (H1) vaccine or placebo on Day 0, single administration in table form	• 75% HAI seroconversion • 92% MN (4X rise)

Phase 1 Trial. Influenza B

In 2015 and 2016, Vaxart conducted a randomized, double-blind, placebo-controlled Phase 1 trial to test the safety and immunogenicity of an influenza B tablet vaccine. A total of 54 healthy adults age 18-49 were enrolled, with 38 receiving the vaccine and 16 receiving placebo. To participate in this trial, subjects were required to have an initial HAI measure of no greater than 1:20. The active phase of the trial was through day 28, with the follow-up phase for monitoring safety to continue for one year. All subjects who received the vaccine received a single dose of either 1 x 10 10 IU or 1 x 1011 IU on Day 0.

Safety. The side effects of the vaccine or placebo in the first seven days following administration were generally mild with no serious adverse events. There were no notable differences between the active dose groups and placebo in safety and tolerability.

HAI. In the placebo group, HAI GMT remained essentially unchanged (1:33) at day 28 post dosing. The GMFR of HAI titers both active treated groups at day 28 post dosing was about 2-fold, and independent of dose. For the vaccinated groups receiving either 1×1010 IU or 1×1011 IU, seroconversion was observed in 5/19 subjects (26.3%) and 3/19 subjects (15.8%), respectively. There were no seroconversions in the placebo group.

ASCs. In order to measure total antibody responses to HA, the numbers of circulating B cells in peripheral blood were measured by ASC assay on days 0 and 7 after immunization. Results show that ASCs could be reliably measured on day 7 in the vaccine-treated groups. Background ASCs were generally negligible on day 0. By IgG ASC, 68% of 1×1010 IU dose subjects responded, and 84% of subjects in the 1×1011 IU dose group responded. For the 1×1011 IU dose vaccine treated group, an average of 21 IgA ASCs (95% CI: 7 – 35) and 73 IgG ASCs (95% CI: 35 – 111) each per 1×106 peripheral blood mononuclear cell (PBMCs) were found at day 7. For the 1×1010 IU dose vaccine treated group, an average of 16 IgA ASCs (95% CI: 2 – 29) and 44 IgG ASCs (95% CI: 21 – 66) were found at day 7. The placebo group had no responders, and negligible average number of spots (1 or less) on Day 7 (95% CI: -0.6 – -2).

H1N1 Influenza Phase 2 Challenge Study Funded by BARDA

Vaxart was awarded a $13.9 million contract by BARDA, part of the U.S. Department of Health and Human Services. The two-year contract was awarded under a Broad Agency Announcement issued to support the advanced development of more effective influenza vaccines to improve seasonal and pandemic influenza preparedness. The contract primarily funded a Phase 2 challenge study in human volunteers, designed to evaluate whether Vaxart’s H1N1 tablet vaccine candidate offers broader and more durable protection than currently marketed injectable vaccines. In April 2017, the contract with BARDA was increased to $15.7 million and the term was extended by 6 months.

In this Phase 2 study, volunteers were randomized into three groups. One group received Vaxart’s oral H1N1 influenza tablet vaccine candidate, a second group received a commercially licensed inactivated influenza vaccine by intramuscular injection, and a third group received placebo. Three months following immunization, volunteers were challenged with live H1N1 (A/H1N1 pdm09) influenza virus by intranasal administration. The placebo group served as the control group to determine how many unvaccinated volunteers became infected and how severe their influenza symptoms became. Data from Vaxart’s vaccine candidate group and the commercially licensed inactivated vaccine group were compared to placebo to determine each vaccine’s efficacy in this challenge study. Importantly, the two vaccines were also compared head-to-head. The goal of the study is to compare the efficacy Vaxart’s vaccine to protect volunteers from illness caused by H1N1 influenza challenge, compared to both the injectable vaccine and placebo three months after immunization.

Clinical Trial Results VXA-CHAL-201

The Phase 2 challenge study was enrolled during 2016 and 2017. During this time, 179 subjects that cleared the screening requirements were randomized to receive a single dose of Vaxart’s tablet vaccine, the commercial injectable vaccine, or placebo. Of these 179 subjects, 143 subjects were subsequently challenged with live H1N1 influenza virus 90 to 120 days months after dosing.

●

Safety. The side effects of the vaccines or placebo in the first seven days following administration were generally mild. In the first seven days following administration, the solicited adverse events (AEs) reported in the vaccine and placebo groups were mostly grade 1 in severity, and none were above grade 2. The most frequent solicited AE was headache in the Vaxart tablet vaccine group (7%), injection site tenderness in the commercially licensed inactivated vaccine group (26%) and headache in the placebo group (19%). There were no serious adverse events and no new onsets of chronic illnesses related to the Vaxart vaccine adjuvant recorded during the follow up period of the study, which is still in progress. The graphs below show the distribution and severity over time of systemic and local solicited AEs.

Fig. 14. Maximum Severity of Solicited Systemic Symptoms.

Solicited symptoms were collected for seven days following immunization. The severity of solicited systemic symptoms is indicated for each treatment group over time. All events were mild or moderate in severity.

Fig. 15. Maximum Severity of Solicited Local Symptoms.

Solicited symptoms were collected for seven days following immunization. The severity of solicited local symptoms is indicated for each treatment group over time. All events were mild in severity.

Efficacy – Reduction of PCR Confirmed Influenza Like Illness.

The primary efficacy objective was to determine vaccine efficacy of the Vaxart tablet vaccine following the challenge with the wild-type influenza A H1 virus strain (A/H1N1 pdm09) strain. The primary efficacy endpoint was illness. Illness was defined as a combination of symptoms reported on a patient reported outcome tool (Flu-PROTM) and quantitative reverse transcriptase polymerase chain reaction (qRT-PCR) detectable shed influenza virus. The illness rate was 29% for the Vaxart tablet vaccine, 35% for the commercial inactivated influenza vaccine, and 48% for subjects in the placebo group. The rate difference for the Vaxart tablet vaccine compared to the commercial inactivated influenza vaccine was -6 in favor of the Vaxart vaccine. There was no statistically significant difference in the illness rates between the Vaxart tablet vaccine and the commercial inactivated influenza vaccine for all subjects. Illness rates were similar in the Vaxart tablet vaccine group and the commercial inactivated influenza vaccine treatment groups and lower than the placebo group. The result is shown in the table below.

Table 6. H1 Influenza Phase 2 Challenge Study: Illness Rates.

VAXART		Commercial		VAXART-Commercial	Placebo
n	% (95% CI)	n	% (95% CI)	Rate Difference (95% CI)	n	% (95% CI)
58	29.3 (18.1, 42.7)	54	35.2 (22.7, 49.4)	-5.9 (-24.3, 12.5)	31	48.4 (30.2, 66.9)

Efficacy – Flu-PRO symptom Scores

There were no statistically significant differences between the commercial inactivated influenza vaccine and the Vaxart tablet vaccine for the Flu-PRO® questionnaire, a validated patient recorded outcome tool used in influenza clinical trials in the community.

Efficacy – Shedding

There were no statistical significant differences observed between the Vaxart tablet vaccine and the commercial inactivated influenza vaccine for viral shedding area under the curve (AUC). The percent positive shedding rates were higher in the placebo group compared with VXA-A1.1 and Commercial inactivated influenza vaccine. The mean AUC was very similar across all groups. Because the number of volunteers that did not shed at all in the two vaccine groups was higher than in the placebo group, an AUC could not be calculated for more volunteers in the two vaccine groups. This led to an underestimate of the effect on viral shedding for the two vaccines relative to placebo. Therefore, in order to better determine the effect of the vaccines on shedding, an alternative method was used in which volunteers were defined as infected if they had detectable viral shedding at any time 36 hours after challenge. Infection was defined as any positive quantitative reverse transcriptase polymerase chain reaction (qRT-PCR) detectable shed influenza virus on any day after 36 hours from viral challenge. In this model, both vaccines significantly reduced the probability of shedding relative to placebo (Bayesian posterior p=0.001 for the Vaxart tablet vaccine and p=0.009 for the commercial inactivated influenza vaccine). In a Bayesian analysis, both vaccines provide a statistically significant protection against infection. There is also trend toward greater efficacy for the Vaxart vaccine with an ~80% posterior probability.

Table 7. H1 Influenza Phase 2 Challenge Study: Infection Rates.

Treatment Arm	N	Number Infected	Percent (95% CI)	Posterior P
Placebo	31	22	71% (55-85%)	-
Commercial	54	24	44% (32-58%)	0.009
Vaxart Vaccine	57	21	37% (25-49%)	0.001

Immunogenicity

HAI responses. HAI responses were measured 30 days following immunization to determine the number and percentage of volunteers that seroconverted. In the Vaxart tablet vaccine group, 32% of volunteers achieved seroconversion. In the commercial inactivated influenza vaccine group 84% of volunteers achieved HAI seroconversion at 30 days post vaccination. This difference was statistically significant (P < 0.001, Fisher’s Exact test). There were no subjects in the placebo group who achieved seroconversion at 30 days post vaccination. Since 32% of subjects seroconverted in the Vaxart tablet vaccine group achieved HAI seroconversion, but 71% of subjects were protected from illness following influenza challenge, HAI did not correlate well with the Vaxart tablet vaccine’s ability to protect against illness in this clinical trial. The table below summarizes the HAI data. The GMT, GMFR, percentage of volunteers who had a 4-fold rise in their HAI and the percentage of subjects who seroconverted are reported.

Table 8. Hemagglutination Antibody Inhibition (HAI) Geometric Mean Titer (GMT) and Geometric Mean Fold Rise (GMFR) Results Post Dosing with 95% Confidence Intervals by Strain, Study Day and Treatment Group.

Full Analysis Set - Vaccination Phase
	Baseline (Pre-Dosing)		30 Days Post Dosing
Treatment Group	N	GMT (95% CI)	N	GMT (95% CI)	GMFR (95% CI)	% 4-Fold Rise (95% CI)	% Seroconversion (95% CI)
Strain: A/California/7/2009
Vaxart Tablet Vaccine	70	11.13 (9.55, 12.96)	69	29.99 (23.72, 37.93)	2.72 (2.18, 3.39)	36.2 (25.0, 48.7)	31.9 (21.2, 44.2)
Commercial Inactivated Influenza Vaccine	72	9.84 (8.33, 11.63)	70	273.13 (182.15, 409.54)	27.50 (19.44, 38.90)	90.0 (80.5, 95.9)	84.3 (73.6, 91.9)
Placebo	35	10.49 (8.37, 13.15)	35	10.40 (8.15, 13.29)	0.99 (0.88, 1.11)	0.0 (0.0, 10.0)	0.0 (0.0, 10.0)

IgA Antibody Secreting Cells (ASCs). IgA ASCs were measured at baseline and 8 days following immunization in order to determine the B cell responses to the vaccines. At 8 days following vaccination, subjects in the commercial inactivated influenza vaccine group had significantly higher mean numbers of spots per 106 PBMCs (p<0.001, Wilcoxon test) and significantly higher percentages of subjects with greater than 8 spots per 106 PBMCs (p<0.001, Fisher exact). At Day 8, the commercial inactivated influenza vaccine group had mean spots 286 per 106 PBMCs compared to mean spots of 116 per 106 PBMCs for the Vaxart tablet vaccine. Additionally, the commercial inactivated influenza vaccine group had a 96% response rate compared to 71% in the Vaxart tablet vaccine group. The table below summarizes these data.

Table 9. ASC Response for IgA and IgG Assays by Study Day and Treatment Group – Vaccination Phase.

		Vaccination Phase
		Baseline (Pre-Dosing)				Day 8 (Post-Dosing)
Assay	Treatment Group	N	Mean	Median [Range]	At Least 8 Spots n (%)	N	Mean	Median [Range]	At Least 8 Spots n (%)
IgA	Vaxart Tablet Vaccine	70	2.0	0.0 [0, 18]	6 (8.6)	70	116.0	32.0 [0, 3251]	50 (71.4)
	Commercial Inactivated Influenza Vaccine	71	1.5	0.0 [0, 13]	8 (11.3)	71	286.4	153.0 [3, 1753]	68 (95.8)
	Placebo	36	2.8	0.0 [0, 26]	6 (16.7)	36	16.3	1.0 [0, 256]	8 (22.2)

Correlation of IgA ASCs with Illness for the Vaxart Tablet Vaccine. As stated above the absolute mean number of ASCs was higher for the commercial inactivated influenza vaccine group (286 spots per 106 cells) than for the Vaxart tablet vaccine (116 spots per 106 cells). However, when a comparison is made between the two vaccines of the ratio of IgA ASCs in volunteers that were not ill divided by volunteers that were ill following challenge, the Vaxart tablet vaccine group has a ratio of 4.7 and the commercial inactivated influenza vaccine group has a ratio of 1.4. As shown in the graphs below, there was correlation between higher IgA ASCs and not becoming ill after influenza challenge for the Vaxart tablet vaccine, but not for the commercial inactivated influenza vaccine (p=0.0231 for Vaxart vaccine, p=0.3374 in a logistic fit model). The graph on the left shows that for the Vaxart vaccine there is a significant correlation with IgA ASC number and illness, while the graph on the right shows that no correlation exists for the commercial inactivated influenza vaccine.

Fig. 16. IgA ASCs Correlate with Illness for Vaxart Tablet Vaccine.

Logistic regression analysis demonstrates a statistically significant fit for the Vaxart Tablet Vaccine for IgA ASCs and illness. The correlation between higher ASCs and a lower rate of illness is observed. The same correlation is not observed with the commercial inactivated vaccine.

This work was funded in whole or in part with Federal funds from the Department of Health and Human Services; Office of the Assistant Secretary for Preparedness and Response; Biomedical Advanced Research and Development Authority, under Contract No. HHSO100201500034C.

Preclinical Results

Vaxart has completed several animal challenge studies for influenza. In an H1N1 influenza challenge study, mice immunized orally with its tablet vaccine candidate were protected against sickness and death compared to unimmunized, control animals. Similarly, its oral H5N1 vaccine candidate protected ferrets and mice against a lethal avian influenza challenge compared to unimmunized animals when the vaccine construct expressed an avian influenza HA construct.

Cross Protection of Vaxart Quadrivalent Seasonal Flu Vaccine against Avian Flu in Ferret Challenge Model

A more recent ferret challenge experiment was completed in 2017 to compare an oral quadrivalent vaccine designed by Vaxart with the commercial vaccine Fluzone® for protection against a virulent avian influenza strain. There are no components of seasonal influenza vaccines that are matched to the HA made by avian influenza virus, so the virus represents a severe case of vaccine mismatched to virus. Vaxart’s quadrivalent vaccine was made by mixing four recombinant adenoviruses, each expressing a different HA that matches the HAs in the commercial vaccine, not the HA of the challenge. Two different doses were evaluated; the high dose was used at 1:10 of a Vaxart human dose (Vaxart Quad) and the low dose (Vaxart Quad Low) was used at 1:100 of the human dose. The Fluzone® group (QIV) was given at 1:10 of the human dose to directly compare to the Vaxart quadrivalent high dose group. Vaxart animals and the negative control (PBS) animals were given vaccine delivered by endoscope. The QIV animals were intramuscularly injected. Animals were vaccinated on days 0 and 28. Animals were challenged on day 56 with approximately 102.69 TCID50/mL of wild type A/Vietnam/1203/2004 (A/VN). Results show that the Vaxart quadrivalent vaccines were able to protect against mismatched A/VN, trending better than Fluzone®. The high dose group was able to protect all ferrets against death whereas the low dose Vaxart group protected 75% of ferrets.

Fig. 17. Survival in ferrets vaccinated with seasonal influenza and challenged with H5N1 Vietnam.

The percent survival was measured for each group at each time point. The Vaxart Quad vaccine group were 100% protected against mismatched avian influenza over the 14 days that survival was assessed. The other groups were not as well protected.

This work was funded in whole or in part with Federal funds from the Department of Health and Human Services; Office of the Assistant Secretary for Preparedness and Response; Biomedical Advanced Research and Development Authority, under Contract No. HHSO100201500034C.

Seasonal Influenza Clinical Development Strategy and Pathway

Vaxart aims to partner and/or to obtain funding from the U.S. Government to finance the development and commercialization of its seasonal quadrivalent influenza oral tablet vaccine. In the future, it may also consider equity offerings and/or debt financings to fund the program.

Vaxart’s Respiratory Synctial Virus (RSV) Program Market Overview

RSV is a major respiratory pathogen with a significant burden of disease in the very young and in the elderly. In healthy adults, RSV infections are generally mild to moderate and are more severe in infants and young children as well as adults over the age of 65. Globally, RSV is a common cause of childhood respiratory infection, with a disease burden of 64 million cases and approximately 160,000 deaths annually. RSV is a leading cause of lower respiratory tract infection in infants and young children and is a major cause in the elderly and immune-compromised patients where it can have devastating effects, including morbidity and mortality. It is estimated to infect 5-10% of nursing home residents per year, with rates of pneumonia of 10-20% and death of 2-5%. In the United States, RSV infections result in 177,000 hospitalizations and 14,000 deaths among adults over 65 years. While there is no approved vaccine, there is an approved prophylactic monoclonal antibody, Palivizumab, for disease prevention in high-risk infants.

While mild infections can be overcome without treatment, more severe cases are treated with oxygen, humidified air, and fluids administered intravenously. In extreme cases, a ventilator may be necessary to assist the patient in breathing. Since there are no RSV-targeted treatments on the market, Vaxart believes an RSV vaccine has the potential to protect millions of people from this far-reaching unmet medical need.

Vaxart’s RSV Vaccine Candidate

There are two RSV genotypes that cause respiratory tract infection in humans, RSV-A and RSV-B. Vaxart has evaluated a monovalent RSV vaccine candidate based on the RSV-A fusion protein, or F protein, which is a relatively conserved component of both RSV genotypes and is the putative target of a licensed product, palivizumab, a monoclonal antibody for prevention and treatment of serious low respiratory tract disease caused by RSV in neonates. Further, several recently published third-party studies with F protein-based vaccines have shown protection in preclinical challenge models. The Vaxart vaccine, an F protein-based vaccine, or Ad–RSVf, delivered with the Vaxart Ad5 oral vector system, is designed to cross-protect against both currently circulating strains.

Preclinical Results

Vaxart evaluated its rAd-RSVf vaccine in mice and found its vaccine to be immunogenic. As a next step, Vaxart decided to proceed to the cotton rat challenge model, the animal model of choice for RSV. Cotton rats were immunized twice by several routes intranasal (IN), intramuscular (IM), and orally. Four weeks after the last immunization, cotton rats were exposed to wild-type RSV (1x105 pfu) by intranasal administration. Five days later, the lungs and nose tissues from the respiratory tract were harvested and analyzed for the presence of wild-type, replicating RSV. As shown below (see upper left and bottom), cotton rats given rAd-RSVf vaccine via IN, IM or orally or naturally-infected wild-type RSV were protected against infection, and had no detectable amounts of RSV in their lungs or nasal cavities. In contrast, cotton rats given an empty vector rAd-Adj or FI-RSV intranasally were not protected from RSV, as replicating virus was still detected in the lung and nose tissue. Furthermore, enhanced lung inflammation associated with FI-RSV administration was measured by interstitial pneumonia (IP) and alveolitis (A). As expected, cotton rats immunized with FI-RSV had higher levels of inflammation, whereas cotton rats immunized with its rAd-RSFf or wild-type RSV showed lower amounts of lung inflammation (see upper, right). These results show the ability of rAd-RSFf to protect against RSV via multiple routes, without enhanced lung pathology.

Fig. 18. Protection Against RSV Infection in Cotton Rats Following rAd Immunization.	Fig. 19. Lung Inflammation.

The ability of the different vaccine groups to protect against subsequent intranasal RSV infection was assessed by measuring RSV replication in the lung and the nasal cavity of cotton rats 5 days post challenge. Levels of replicating RSV in the respiratory tract were undetectable in all vaccine-administered animals.

Interstitial Pneumonitis and Alvelotitis of vaccinated animals were scored as surrogates for lung inflammation in all animal groups. FI-RSV-treated animals showed higher inflammation scored when compared to any of the rAd-RSVf vaccine groups.

Fig. 20. Oral Immunization Induces Protection Against RSV Infection in Cotton Rats.

Oral immunization of Ad-RSVF was also able to induce sterilizing immunity against subsequent intranasal RSV challenge at the higher doses of vaccine given, especially in the lower respiratory tract of vaccinated cotton rats.

RSV Clinical Experience

Vaxart has conducted a randomized, double-blind, placebo-controlled Phase 1 trial with its F-protein based oral tablet vaccine in 66 subjects, testing the safety and immunogenicity. The vaccine was given as a single dose.

Safety

The vaccine was well-tolerated. Fifty percent of the volunteers in the placebo group experienced solicited AEs, while 43.5% of the Vaxart RSV F-protein vaccine had solicited AEs in the first seven days following vaccine administration. The most common solicited AEs in the placebo group were abdominal pain and headache (25% each). The most common AE in the Vaxart RSV F-protein vaccine groups was headache in the low dose and high dose groups (13 and 52.2%, respectively). No volunteers experienced vaccine-related SAEs.

Immunogenicity

Plaque Reduction Neutralization (PRNT) Assay. The ability to make neutralizing antibodies was assessed by a qualified PRNT assay. Low dose subjects responded better than high dose subjects with a GMFR of 1.2 between day 0 and day 28. Placebo-treated subjects had a high background. Overall no major induction of neutralizing antibodies in serum by rAd-RSVf was observed.

ASCs. In order to measure total antibody responses to RSV F protein, the numbers of circulating B cells in peripheral blood were measured by ASC assay on Days 0 and 7 after immunization. RAd-RSVf at both high and low dose induces significantly higher numbers of antigen-specific IgG- and IgA-secreting ASCs when compared with placebo-treated subjects. IgA might be important for protection against infection by a mucosal pathogen like RSV.

Fig. 20A, 20B. IgG and IgA ASC after a single dose of Vaxart RSV Tablet Vaccine

A. IgG Counts were stastically significant at both low and high doses on day 7 compared to the placebo group. B. IgA counts were statistically significant at both low and high doses on day 7 compared to the placebo group.

Plasmablast Cultures. Pre-existing antibody titers against RSV are common in the overall population because of previous exposure to the virus. Immune responses exclusively due to vaccination can be studied by isolating activated B cells (plasmablasts) from the PBMCs of immunized subjects and analyzing them for antigen-specific responses by ELISA. Plasmablasts are highly enriched for vaccine-specific B cells and, therefore, negligible in pre-vaccination, day 0 samples. PBMCs were collected at day 0 and day 7, enriched for plasmablasts and analyzed in ELISAs against either the preFusion or the postFusion version of the F protein antigen. Fold changes are presented below. High levels of IgG and IgA against the F protein were secreted by B cells from vaccinated subjects. Very little/undetectable levels were detected in the placebo. There were statically significant increases in the preFusion F antibodies in the immunized subjects compared to placebo.

Fig. 21. Plasmablast Culture ELISA IgG Fold Changes.	Fig.22. Plasmablast Culture ELISA IgG Fold Changes.

Fold Changes in IgG Antibodies after a single dose of Vaxart rAd-RSVf vaccine in humans. PBMCs were collected from vaccinated or placebo-treated subjects on day 0 and day 7 after vaccination, enriched for plasmablasts and analyzed for their ability to secrete F antigen-specific Igs. As compared to placebo-administered subjects, vaccinated subjects showed a significant IgG increase on day 7 post-vaccination, using either a preFusion F protein or the postFusion F protein as the coating antigen.

Fold Changes in IgA Antibodies after a single dose of Vaxart rAd-RSVf vaccine in humans. PBMCs were collected from vaccinated or placebo-treated subjects on day 0 and day 7 after vaccination, enriched for plasmablasts and analyzed for their ability to secrete F antigen-specific Igs. As compared to placebo-administered subjects, vaccinated subjects showed a significant IgA increase on day 7 post-vaccination, using either a preFusion F protein or the postFusion F protein as the coating antigen.

Memory Cells. RSV infection appears to suppress the formation of memory B cells, particularly those of the IgA class. A vaccine that can stimulate the formation of memory B cells may be critical in its ability to protect against circulating RSV. Vaccinated subjects showed a better induction of IgG and IgA memory B cells (BmemIgG or Bmem IgA) than placebo subjects, with several subjects in both the low and high dose groups that had an expansion greater than 2-fold. In the high dose group, 12 of 22 tested subjects had a greater than 2-fold expansion IgA memory cells versus 9 of 21 in the low dose, and 0 of 10 in the placebo group.

Fig. 23. Fold induction of F-specific B memory cell IgG cell response after a single dose of Vaxart rAd-RSVf vaccine in humans.	Fig. 24. Fold induction of F-specific B memory cell IgA cell response after a single dose of Vaxart rAd-RSVf vaccine in humans.

PBMCs were collected from vaccinated or placebo-treated subjects on day 0 and day 7 after vaccination, stimulated to enrich for B memory cells (Bmem IgG ASC) and analyzed for their ability to secrete F antigen-specific Igs. As compared to placebo-administered subjects, vaccinated subjects on both low and high doses showed a marked fold increase in their IgG responses when compared to day 0.

PBMCs were collected from vaccinated or placebo-treated subjects on day 0 and day 7 after vaccination, stimulated to enrich for B memory cells (Bmem IgA ASC) and analyzed for their ability to secrete F antigen-specific Igs. As compared to placebo-administered subjects, vaccinated subjects on both low and high doses showed a marked fold increase in their IgA responses when compared to day 0.

Summary of the immunogenicity

The Vaxart RSV vaccine was immunogenic, although its immunogenicity was challenging to quantitate since most adults have a history of natural RSV infection and re-infection. Encouragingly, the vaccine-induced expansion of memory IgA cells and neutralizing responses in nasal wash samples highlight the potential for the development of an improved oral vaccine using a more immunogenic vaccine antigen, a multi-dosing regimen, or both.

Vaxart’s RSV Strategy

While the RSV vaccine field is competitive, several injectable recombinant F-protein based vaccine candidates in development by other vaccine companies have recently been discontinued or failed to meet their clinical endpoints in phase 3 efficacy studies. One of the main hypotheses in the field is that it is essential that the F-protein is delivered in the right conformation. It has hypothesized that antibodies to the prefusion form are more likely to be protective than antibodies to the post fusion form of the F protein. Based on results of the cotton rat challenge model and observations by leading experts that mucosal IgA memory may be limiting in RSV infection (Habibi, et al, Am J Respir and Critical Care Med, 2015) Vaxart believes its platform is optimal for the delivery of a recombinant RSV vaccine antigen. However, based on its phase 1 results, Vaxart has decided to put its current F-protein based RSV vaccine candidate on hold, and to focus instead on evaluating validated F-protein versions for licensing-in or partnering.

Vaxart’s Human Papillomavirus (HPV) Therapeutic Vaccine Candidate

In previous clinical studies with its H5 influenza vaccine candidate, Vaxart observed robust T-cell responses (Peters, et al, Vaccine 2013) that appeared to compare favorably with published results of other flu vaccines, including an adjuvanted vaccine as well as an attenuated live viral vaccine (Iorio, et al., Vaccine 2012, Forrest, et al, CVI, 2008,). Specifically, the Vaxart vaccine generated high levels of pluripotent cytotoxic CD4 and CD8 cells (Peters, et al., Open Forum Infectious Diseases 2 (suppl_1) DOI10.1093/ofid/ofv133.614), T-cells that are likely required to obtain a therapeutic benefit in chronic viral infection and cancer. It was based on these observations that Vaxart embarked on the development of its first therapeutic vaccine, targeting HPV -associated dysplasia and cervical cancer.

Medical Need, Commercial Opportunity

HPV is a family of more than 120 viruses which are extremely common globally. At least 13 HPV types are cancer-causing. HPV is primarily transmitted through sexual contact and infection is very prevalent following the onset of sexual activity. Nearly all cases of cervical cancer are attributable to HPV infection, with two HPV types – HPV16 and HPV18 – responsible for 70% of cervical cancers and precancerous cervical lesions. In the United States, cervical cancer is the 4th most common cancer in women aged 15 to 44 years, with about 13,000 new cases diagnosed annually according to the HPV Information Center (estimates as of 2012). Studies have indicated a high lifetime probability of any HPV infection by both men and women in the United States, with some estimates indicating at least 80% of women and men acquire HPV by age 45. The CDC estimates more than 120 million U.S. citizens were infected with HPV in 2013-14, representing 42.5% of the population, with about 14 million new infections per year. A report from Transparency Market Research estimates that the global HPV therapeutics market will be approximately $2.3 billion by 2020. A report by BCC Research expects the global cervical cancer drug and diagnostic market to exceed $15 billion by 2018.

In women, many HPV infections of the cervix will spontaneously resolve and clear within 2-3 years, but women who have a persistent infection are at high risk of developing cellular abnormalities known as cervical intraepithelial neoplasia (CIN) which can progress to invasive cancer over time. CIN progresses through three stages of increasing cellular pathology, CIN1, 2, 3, prior to progression to invasive cervical cancer. The ACOG Guidelines for Management of Abnormal Cervical Cytology and Histology indicates 13% of CIN1 will progress to a higher grade within two years; Both CIN2 and CIN3 are recognized potential cancer precursors, although CIN2 is associated with significant spontaneous regression. Evidence suggests that approximately 40 percent of CIN2 cases regress over two years, while spontaneous CIN3 regression occurs at a much lower frequency. More than 400,000 women are diagnosed with CIN annually in the United States, with an annual incidence estimate for CIN1 and CIN2/3 at 1.6 and 1.2 per 1,000 women, respectively.

Limitations of Current HPV Vaccines

Since 2006, three vaccines have been approved for prevention of anogenital HPV infection: quadrivalent Gardasil® (Merck), bivalent Cervarix® (GlaxoSmithKline), and Gardasil® 9 (Merck), effective against the four strains protected by the original Gardasil vaccine, along with five additional strains. GSK removed Cervarix® from the U.S. market in 2016, so currently only Gardasil® 9 is available in the U.S. In 2015, the ACIP in the U.S. recommended use of Gardasil® 9 for routine vaccination in females 11-12 years of age for prevention of HPV infection. The ACIP also recommended vaccination of females (aged 13-26) and males (aged 13-21) who have not been previously vaccinated.

Although these vaccines have been shown to be effective in preventing HPV infection, they have not demonstrated any therapeutic benefit in women already infected by HPV. There are currently no approved therapeutic vaccines to treat HPV infection. Current treatment options for women infected with HPV (see below) include monitoring CIN status, surgical procedures to remove affected tissue, and chemotherapeutic or radiation therapies to treat localized or metastatic cervical cancer. Thus, a medical need remains for a therapeutic vaccine to treat women presenting with CIN, or who have progressed to cervical cancer.

Current Treatment Modalities

CIN presentation can be diagnosed through standard cervical screening methods such as Pap testing. For CIN1, the most common treatment is simply monitoring the condition through screening, such as increased frequency of Pap testing or an HPV test that checks for the presence of HPV genetic material. For CIN2/3, treatment options fall into two general categories: ablation and excision. Ablative procedures include laser therapy, in which a beam of high-intensity light is used to destroy abnormal cells, and cryotherapy, in which a probe cooled to sub-zero temperatures is used to damage abnormal cells through freezing. Excisional treatments include Loop Electrosurgical Excision Procedure (LEEP), in which a fine-wire loop is used to remove abnormal tissue, and “cold-knife” or laser conization, in which a cone-shaped piece of the cervix containing abnormal tissue is removed with a scalpel or laser. Ablative and excisional treatments for dysplasia typically have a 5-15% failure rate, according to the American Journal of Obstetrics and Gynecology. In addition, excisional treatments can lead to a reduced ability to become pregnant, or can increase risks of issues during pregnancy.

Vaxart’s HPV Therapeutic Vaccine Candidate

Vaxart’s plan is to develop a bivalent HPV vaccine against HPV 16 and 18, the strains responsible for approximately 70% of cases of cervical cancer. Vaxart plans to target the E6 and E7 gene products of each strain, which are the primary oncogenic proteins responsible for progression through the stages of CIN to invasive cervical cancer. In pre-clinical studies, Vaxart has demonstrated immunogenicity for both its HPV16 and its HPV18 vaccine candidates. Specifically, mice given the HPV16 or HPV18 vaccines induced T cell responses to HPV as measured by Interferon-γ ELISPOT. In addition, Vaxart’s HPV16 vaccine has demonstrated tumor growth suppression as well as increased survival in a robust HPV tumor model in mice. Vaxart believes that its HPV vaccine has several advantages over current treatment options for both CIN and cervical cancer. Current treatment options for CIN are invasive and can lead to serious contraindications for pregnancy. In addition, surgical treatments for CIN do not treat the underlying HPV, but rather remove infected tissue. As a result, current CIN treatment options have a significant failure rate which can increase the risk for progression to cervical cancer. Vaxart vaccines have demonstrated a favorable safety and tolerability profile in clinical subjects dosed to date. Current treatment options for cervical cancer, such as chemotherapy and radiation treatment, have multiple side effects such as hair loss, loss of appetite, and severe nausea.

T cells responses to HPV-16 can shrink solid tumors derived from transformed HPV

The ability of T cell responses to HPV-16 to produce a therapeutic response was tested in a solid tumor growth model. TC-1 cells (an HPV-16 transformed cell-line) were injected subcutaneously into the hind flank of B6 mice, and allowed to grow for several days before mice were immunized with vaccine or controls. In study 1, mice were immunized on days 7, 14, and 21. For groups 4 and 5, the vaccine expressed the HPV16 antigens E6/E7 (Ad-HPV). A checkpoint inhibitor (an antibody to PD-1) was used along with the vaccine in group 5, and an isotype control (Iso) to the checkpoint inhibitor was used in group 4. A recombinant rAd vector identical to Ad-HPV, but doesn’t express the HPV antigens (Ad-nr) was used in groups 1 or 2 to control for non-specific effects. Untreated animals were not given any vaccine.

The results in study 1 showed that Ad-HPV groups were able to the stop tumor growth, and actually shrink the tumor. This occurred whether the checkpoint inhibitor was used or not. The checkpoint inhibitor alone was not able to stop tumor progression, and eventually all these animals perished. Other control animals without Ad-HPV didn’t survive as well. The use of the checkpoint inhibitor with the Ad-HPV vaccine trended slightly better for survival (10/10 versus 9/10 survived), but this was not significant.

In study 2, the TC-1 tumor was transplanted as before, but allowed to grow longer before immunization occurred. Immunizations occurred on days 13, 20, and 27. In this study, mice that received the Ad-HPV vaccine plus the checkpoint inhibitor were able to control the tumor, up through day 40 before a few mice started to perish. More than 70% of animals in this group survived through the end of the experiment on day 80. Ad-HPV immunized mice in the absence of the checkpoint inhibitor were also able to substantially control the tumor through 60 days (33 days after the last immunization), before several additional animals perished. No control groups in the absence of the Ad-HPV were able to control any of the tumors, and all mice perished before day 40.

Fig. 25. Small Tumor Vaccine Study.

In the small tumor vaccine study (Study 1), tumors were allowed to grow for 7 days before beginning the immunization schedule. Animals given the Vaxart HPV vaccine (Ad-HPV) were protected against tumor growth and survived better. This was the case whether or not a checkpoint inhibitor was used.

Fig. 26. Large Tumor Vaccine Study.

In the large tumor vaccine study (Study 2), tumors were allowed to grow for 13 days before the vaccines were given. Again, animals given the Ad-HPV were better protected against tumor growth. The addition of the checkpoint inhibitor improved survival.

The T cells induced post immunization in the tumor model were believed to traffic back to the solid tumor to attack and destroy the cancer cells. This was tested in an additional tumor model experiment. Tumors were transplanted as before, and immunizations were performed on days 13 and 21. Tumors were harvested from the experiment on day 24, and flow cytometry was used to enumerate the T cells infiltrating the tumors. The HPV16 vaccine groups (with either the checkpoint inhibitor or an isotype control antibody) had T cell infiltrates of both CD4 and CD8 positive T cells. The CD8 T cell numbers from the Ad-HPV groups were significantly better than control treated animals in terms of infiltrating lymphocytes. The CD4 T cells were significantly better in the Ad-HPV + checkpoint group, and trended higher in the Ad-HPV + isotype control group.

Fig. 27. The Ad-HPV vaccine induces T cells that migrate to the tumors.

The number of CD4 and CD8 T cells found within the tumor were analyzed by flow cytometry. The Ad-HPV groups were found to elicit T cells that transited to the tumor, with the Ad-HPV plus checkpoint inhibitor creating slightly more T cell transit than the Ad-HPV vaccine alone.

Near Term HPV Vaccine Development Strategy

Preclinical

The next steps in the vaccine development are to complete the nonclinical studies, which may include a Good Laboratory Practices (GLP) toxicology study, to support an investigation new drug (IND) filing for this vaccine. The exact nature of these studies will be determined in consultation with the FDA during a pre-IND meeting.

Clinical

Vaxart will propose to test the vaccine in subjects with cervical dysplasia related to HPV16 or HPV18, and to evaluate the ability of the vaccine to clear HPV infection, reduce the cervical dysplasia score, and induce T cells known to be important in the clearance of HPV. T cells will be measured by flow cytometry as well as by Interferon - γ ELISPOT. The primary endpoint will be safety and the secondary endpoint will be immunogenicity by examining T cell responses. Although clinical responses will be tracked, the first study may not be powered to obtain statistically significant efficacy readouts. A Phase II study would be started soon after completing the first study.

Other Indications

Vaxart intends to leverage the modular nature of its platform to develop additional tablet vaccine candidates including for indications such as: Chikungunya, Zika, Ebola, Hepatitis B, HSV-2, and Venezuelan Equine Encephalitis. Vaxart currently have preliminary data in animal models for each of these indications.

Manufacturing

Manufacturing of Vaxart oral tablet vaccines consists of two main stages, the production of bulk vaccine (drug substance), and the formulation and tableting thereof (drug product). The clinical bulk drug substance is produced using industry standard manufacturing techniques. Drug product is manufactured using a proprietary formulation and tableting process developed by Vaxart that is compatible with industrial tableting machines. The tableting process employs industry standard processes, including freeze drying by lyophilization, blending utilizing a blender/shaker, tableting via rotary tablet press, and automated spray coating.

 From 2012 through December of 2017, Vaxart has relied on a third-party contract manufacturer, Lonza Houston, Inc. or Lonza Houston, to manufacture clinical bulk drug substance for its tablet vaccine candidates using a cell line and process developed by Lonza Houston. Beginning in 2018, Vaxart intends to utilize its own proprietary bulk manufacturing process at its corporate headquarters.

From 2012 through December of 2017, Vaxart also contracted with Lonza Houston for the manufacture, labeling, packaging, storage and distribution of its vaccine tablets. All tablets used for clinical studies to date, including the influenza B phase 1 study, the norovirus phase 1 studies, the RSV phase 1 study and the H1 influenza phase 2 challenge study, as well as all placebo for those studies, were manufactured at Lonza Houston. In 2016, Vaxart established its own solid dosage form manufacturing capability (formulation and tableting) in its corporate headquarters. This facility is licensed by the State of California Department of Public Health Food and Drug Branch to manufacture and distribute drug product for clinical trials.

Vaxart has personnel with significant technical, manufacturing, analytical, quality and project management experience to execute and manage manufacturing process development, and the manufacture, testing, quality release, storage and distribution of drug products according to current Good Manufacturing Practices (cGMP) and regulatory filings. The cGMP regulations include requirements relating to the organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products. Vaxart’s facility, and its third-party manufacturers, may be subject to periodic inspections by FDA and local authorities, which include, but are not limited to procedures and operations used in the testing and manufacture of its vaccine candidates to assess its compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. These actions could have a material impact on the availability of its tablet vaccine candidates. Similar to contract manufactures, Vaxart may encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

Research and Development

Vaxart has and will continue to make substantial investments in research and development. Vaxart’s research and development expenses totaled $12.2 million and $17.6 million in 2015 and 2016, respectively, and $10.4 million in the nine months ended September 30, 2017.

In the ordinary course of business, Vaxart enters into agreements with third parties, such as clinical research organizations, medical institutions, clinical investigators and contract laboratories, to conduct its clinical trials and aspects of its research and preclinical testing. These third parties provide project management and monitoring services and regulatory consulting and investigative services.

Competition

The biotechnology and pharmaceutical industries are characterized by intense competition to develop new technologies and proprietary products. While Vaxart believes that its proprietary tablet vaccine candidates provide competitive advantages, Vaxart faces competition from many different sources, including biotechnology and pharmaceutical companies, academic institutions, government agencies, as well as public and private research institutions. Any products that Vaxart may commercialize will have to compete with existing products and therapies as well as new products and therapies that may become available in the future.

There are other organizations working to improve existing therapies, vaccines or delivery methods, or to develop new vaccines, therapies or delivery methods for its selected indications. Depending on how successful these efforts are, it is possible they may increase the barriers to adoption and success of Vaxart’s vaccine candidates, if approved.

Vaxart anticipates that it will face intense and increasing competition as new vaccines enter the market and advanced technologies become available. Vaxart expects any tablet or other oral delivery vaccine candidates that it develops and commercializes to compete on the basis of, among other things, efficacy, safety, convenience of administration and delivery, price, availability of therapeutics, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Vaxart’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that it may develop. Vaxart’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than it may obtain approval for its vaccine candidates, which could result in its competitors establishing a strong market position before it is able to enter the market. In addition, Vaxart’s ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products.

Seasonal Influenza Vaccine Candidate

Vaxart believes its seasonal influenza vaccine candidate will compete directly with approved vaccines in the market, which include non-recombinant and recombinant products that are administered via injection or intranasally. The major non-recombinant injectable vaccine competitors include Astellas Pharma Inc., Abbott Laboratories, AstraZeneca UK Limited, Baxter International Inc., Research Foundation for Microbial Diseases of Osaka University, Seqirus-bioCSL Inc., GlaxoSmithKline plc, or GlaxoSmithKline, Sanofi S.A., or Sanofi, Pfizer Inc., and Takeda Pharmaceutical Company Limited, or Takeda. Non-recombinant intranasal competition includes MedImmune, Inc., or MedImmune, and potentially others. Recombinant injectable competitors include Sanofi and Novavax, Inc., or Novavax. Many other groups are developing new or improved flu vaccine or delivery methods.

Norovirus Vaccine Candidate

There is currently no approved norovirus vaccine for sale globally. While Vaxart is not aware of all of its competitors’ efforts, it believes based on public statements that Takeda is also developing a virus-like particle based norovirus vaccine that would be delivered by injection.

RSV Vaccine Candidate

There is currently no approved RSV vaccine for sale globally; however, a number of vaccine manufacturers, academic institutions and other organizations currently have, or have had, programs to develop such a vaccine. In addition, many other companies are developing products to prevent disease caused by RSV using a variety of technology platforms, including monoclonal antibodies, small molecule therapeutics, as well as various viral vector and VLP based vaccine technologies. While Vaxart is not aware of all of its competitors’ efforts, Vaxart believes based on public statements that several companies are in various stages of developing an RSV vaccine including GlaxoSmithKline, Johnson & Johnson, Bavarian Nordic, Astellas, MedImmune, Novavax, and Sanofi, as well as the National Institute of Allergy and Infectious Diseases, an institute under the U.S. National Institutes of Health, and possibly others.

HPV Therapeutic Vaccine Candidate

There is currently no approved HPV therapeutic vaccine for sale globally; however, a number of vaccine manufacturers, academic institutions and other organizations currently have, or have had, programs to develop such a vaccine. Vaxart believes based on public statements that several companies are in various stages of developing an HPV therapeutic vaccine including Inovio, Advaxis, Genexine, and possibly others.

Intellectual Property

Vaxart strives to protect and enhance the proprietary technology, inventions and improvements that are commercially important to its business, including seeking, maintaining, and defending patent rights. Vaxart also relies on trade secrets relating to its platform and on know-how, continuing technological innovation to develop, strengthen and maintain its proprietary position in the vaccine field. In addition, Vaxart relies on regulatory protection afforded through data exclusivity, market exclusivity and patent term extensions where available. Vaxart also utilizes trademark protection for its company name, and expect to do so for products and/or services as they are marketed.

Vaxart’s commercial success will depend in part on its ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to its business; defend and enforce its patents; preserve the confidentiality of its trade secrets; and operate without infringing the valid enforceable patents and proprietary rights of third parties. Vaxart’s ability to stop third parties from making, using, selling, offering to sell or importing its tablet vaccine candidates may depend on the extent to which it has rights under valid and enforceable patents or trade secrets that cover these activities. With respect to both licensed and company-owned intellectual property, Vaxart cannot be sure that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications filed by Vaxart in the future, nor can Vaxart be sure that any of its existing patents or any patents that may be granted to Vaxart in the future will be commercially useful in protecting its commercial products and methods of manufacturing the same.

Vaxart has developed numerous patents and patent applications and owns substantial know-how and trade secrets related to its platform and tablet vaccine candidates.

●

Vaccine Platform Technology. As of September 30, 2017, Vaxart holds three U.S. patents with granted claims directed to its platform technology. These patents also include claims related to its seasonal influenza vaccine candidate. These patents will expire in 2027, or later if patent term extension applies. As of September 30, 2017, Vaxart holds 60 issued foreign patents and one pending foreign patent application, all of which cover compositions of matter and methods of use related to its platform technology. These patents also include claims related to its seasonal influenza vaccine candidate. These patents will expire in 2027, or later if patent term extension applies.

●

Tablet Vaccine Formulation. Vaxart owns considerable know-how and has filed 17 applications in the U.S. and around the world with composition of matter and methods of use claims related to its tablet vaccine formulation technology. Any patents issuing from these applications will expire in 2035, or later if patent term extension applies.

●

Influenza, Norovirus and RSV Vaccine Candidates. As of September 30, 2017, Vaxart has filed one international application pursuant to the Patent Cooperation Treaty (PCT) with composition of matter and method of use claims relating to its norovirus and RSV vaccine candidates. Any patents issuing from national applications filed from the PCT application will expire in 2036, or later if patent term extension applies. Vaxart has 14 issued foreign patents with composition of matter and method of use claims related to its current H1N1 influenza vaccine candidate. These patents will expire in 2030, or later if patent term extension applies.

●	Other Vaccine Candidates. As of September 30, 2017, Vaxart has 1 pending U.S. patent application with composition of matter and method of use claims relating to its HSV-2 vaccine candidate.

In addition to the above, Vaxart has established expertise and development capabilities focused in the areas of preclinical research and development, manufacturing and manufacturing process scale-up, quality control, quality assurance, regulatory affairs and clinical trial design and implementation. Vaxart believes that its focus and expertise will help it develop products based on its proprietary intellectual property.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which Vaxart files, the patent term is 20 years from the date of filing the non-provisional application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent.

The term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration of a U.S. patent as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Moreover, a patent can only be extended once, and thus, if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. When possible, depending upon the length of clinical trials and other factors involved in the filing of a new drug application, or NDA, Vaxart expects to apply for patent term extensions for patents covering its vaccine candidates and their methods of use.

Trade Secrets

Vaxart may rely, in some circumstances, on trade secrets to protect its technology. However, trade secrets can be difficult to protect. Vaxart seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its employees, consultants, scientific advisors and contractors. Vaxart also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems. While Vaxart has confidence in these procedures, agreements or security measures may be breached, and Vaxart may not have adequate remedies for any breach. In addition, its trade secrets may otherwise become known or be independently discovered by competitors. To the extent that its consultants, contractors or collaborators use intellectual property owned by others in their work for Vaxart, disputes may arise as to the rights in related or resulting know-how and inventions.

Government Regulation and Product Approval

Federal, state and local government authorities in the United States and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biological and pharmaceutical products such as those Vaxart is developing. Vaxart’s vaccine candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, its activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Product Development Process

In the United States, the FDA regulates pharmaceutical and biological products under the Federal Food, Drug and Cosmetic Act, Public Health Service Act, or PHSA, and implementing regulations. Products are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug or biological product may be marketed in the United States generally involves the following:

●

completion of nonclinical laboratory tests and animal studies according to good laboratory practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

●	submission to the FDA of an IND which must become effective before human clinical trials may begin;

●

performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as good clinical practices, or GCPs, and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

●

submission to the FDA of a Biologics License Application, or BLA, for marketing approval that meets applicable requirements to ensure the continued safety, purity, and potency of the product that is the subject of the BLA based on results of nonclinical testing and clinical trials;

●

satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced, to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity;

●	potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA; and

●	FDA review and approval, or licensure, of the BLA.

Before testing any biological vaccine candidate, including its tablet vaccine candidates, in humans, the vaccine candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the vaccine candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs. The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, Vaxart cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations composing the GCP requirements, including the requirement that all research subjects provide informed consent. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

●

Phase 1. The biological product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in subjects.

●

Phase 2. The biological product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

●

Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to subjects.

Concurrently with clinical trials, companies usually complete additional studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other criteria, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

After the completion of clinical trials of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The FDA may grant deferrals for submission of data, or full or partial waivers. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for biological products and an annual establishment fee on facilities used to manufacture prescription biological products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. No user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission, and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than Vaxart interprets the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product.

Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

In addition, under the Pediatric Research Equity Act, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers.

Post-Approval Requirements

Any products for which Vaxart receives FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses, known as ‘off-label’ use, limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available products for off-label uses, if the physicians deem to be appropriate in their professional medical judgment, manufacturers may not market or promote such off-label uses.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the long-term stability of the product. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of its tablet vaccine candidates under development.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, Vaxart’s activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, for instance the Office of Inspector General, the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the physician payment transparency laws, the privacy and security provisions of the Health Insurance Portability and Accountability Act, or HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and similar state laws, each as amended.

The federal anti-kickback statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The anti-kickback statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Vaxart’s practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor, however, does not make the conduct per se illegal under the anti-kickback statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances.

Additionally, the intent standard under the anti-kickback statute was amended by the Affordable Care Act to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, as discussed below.

The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-reimbursable, uses.

HIPAA created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal anti-kickback statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Vaxart may be subject to data privacy and security regulations by both the federal government and the states in which it conducts its business. HIPAA, as amended by the HITECH Act, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

Additionally, the Federal Physician Payments Sunshine Act under the Affordable Care Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with certain exceptions, to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately, and completely the required information may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1 million per year for “knowing failures”. Certain states also mandate implementation of compliance programs, impose restrictions on pharmaceutical manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to healthcare providers and entities.

In order to distribute products commercially, Vaxart must also comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of Vaxart’s activities are potentially subject to federal and state consumer protection and unfair competition laws.

If Vaxart operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to it, Vaxart may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow it to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of its operations, any of which could adversely affect Vaxart’s ability to operate its business and its results of operations.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any tablet vaccine candidates for which Vaxart obtains regulatory approval. In the United States and markets in other countries, sales of any products for which Vaxart receives regulatory approval for commercial sale will depend, in part, on the extent to that third-party payors provide coverage, and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third- party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost- effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. Vaxart may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost- effectiveness of its tablet vaccine candidates, in addition to the costs required to obtain the FDA approvals. Vaxart’s tablet vaccine candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable Vaxart to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Different pricing and reimbursement schemes exist in other countries. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other countries allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any tablet vaccine candidates for which it receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and Vaxart expects the pressure on healthcare pricing will continue to increase. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Vaxart receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

US Healthcare Reform

Vaxart anticipates that current and future U.S. legislative healthcare reforms may result in additional downward pressure on the price that Vaxart receives for any approved product, if covered, and could seriously harm its business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Vaxart from being able to generate revenue, attain profitability or commercialize its tablet vaccine candidates. In addition, it is possible that there will be further legislation or regulation that could harm its business, financial condition and results of operations.

Foreign Regulation

In order to market any product outside of the United States, Vaxart would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of its products. Whether or not Vaxart obtains FDA approval for a product, it would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Employees

Vaxart’s management and scientific teams possess considerable experience in vaccine and anti-infective research, manufacturing, clinical development and regulatory matters. Vaxart’s research team includes Ph.D.-level scientists with expertise in mucosal immunology, T cells, viral vectors and virology. As of September 30, 2017, Vaxart had 21 full-time employees. Of these 21 employees, 17 employees are engaged in research and development and four employees are engaged in finance, human resources, administration, business and general management. Vaxart has no collective bargaining agreements with its employees and it has not experienced any work stoppages. Vaxart considers its relations with its employees to be good.

Advisors

Vaxart’s management team is supported by a group of leading advisors, recognized experts in the fields of mucosal immunity, human T cell responses and vaccine development. Vaxart’s key advisors include:

●

John Treanor, M.D. Chief of the Infectious Diseases Division in the Department of Medicine at the University of Rochester Medical Center, or URMC. Leader of the clinical core of the Respiratory Pathogens Research Unit at URMC.

●	Peter Patriarca, M.D. Senior Regulatory Consultant, Biologics Consulting Group. Former Director Division of Viral Products/OVRR at CBER, Vice President Regulatory Affairs, Medimmune.

●

Robert Belshe, M.D. Dianna and J. Joseph Adorjan Endowed Professor of Infectious Diseases and Immunology Emeritus, Saint Louis University School of Medicine, St Louis, MO. Director, Division of Infectious Diseases and Immunology.

●	Ann Arvin, M.D. Lucille Salter Packard Professor of Pediatrics (Infectious Diseases) and Professor of Microbiology and Immunology, Stanford University.

●

Harry Greenberg, M.D. Senior Associate Dean of Research and Director of Spectrum, the NIH-funded Stanford Clinical and Translational Science Center, Professor of Medicine and Microbiology and Immunology, Stanford University School of Medicine and Former Senior Vice President, Research, Aviron (now MedImmune Vaccines, Astra Zenaca).

●	Jo Viney, Ph.D. Vice President, Immunology Research, Biogen Idec. Former President, Society for Mucosal Immunology and Founder Journal Mucosal Immunology.

Several of its advisors are employed by academic institutions and may have commitments to, or agreements with, other entities that may limit their availability to Vaxart. Vaxart’s advisors may also serve as consultants to other biotechnology and pharmaceutical companies, including those that may be its competitors. Vaxart has agreements with each of its advisors pursuant to which they provide services to it. These agreements may be terminated by Vaxart or by the advisor upon 30 days’ notice. Vaxart owns the rights to any inventions or ideas made or conceived by each of its advisor during performance of the services. Vaxart generally compensates its advisors through payment of advisory fees and reimburses its advisors for travel and other expenses. In addition, Vaxart has granted some of its advisors options to purchase its common stock.

Facilities

Vaxart’s principal executive offices are located in South San Francisco, California where it occupies 5,881 square feet of laboratory and office space. Vaxart’s lease term expires in April 2020.  In addition, Vaxart subleases office space of 2,689 square feet in South San Francisco.  The sublease expires in April 2018.  Vaxart also leases an office in New Mexico on a month-to-month basis. Vaxart plans to expand and consolidate its existing facilities when funding is available.

Legal Proceedings

From time to time, Vaxart may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities. Litigation, regardless of the outcome, could have an adverse impact on Vaxart because of defense and settlement costs, diversion of management resources and other factors.

AVIRAGEN MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the section titled “Selected Historical Financial Data of Aviragen” in this proxy statement/prospectus/information statement and the consolidated financial statements of Aviragen and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of the Aviragen financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in the Aviragen operations, development efforts and business environment, including those set forth in the section titled “Risk Factors—Risks Related to Aviragen” in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section titled “Risk Factors” in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Aviragen as of the date hereof, and Aviragen assumes no obligation to update any such forward-looking statement.

Overview

Aviragen is focused on the discovery and development of direct-acting antivirals to treat infections that have limited therapeutic options and affect a significant number of patients globally. Aviragen has three Phase 2 clinical stage compounds: BTA074 (teslexivir), an antiviral treatment for condyloma caused by human papillomavirus types 6 & 11; vapendavir, a capsid inhibitor for the prevention or treatment of rhinovirus, or RV, upper respiratory infections; and BTA585 (enzaplatovir), a fusion protein inhibitor in development for the treatment of respiratory syncytial virus infections.

Although several of Aviragen’s influenza product candidates have been successfully developed and commercialized to date by other larger pharmaceutical companies under license, collaboration or commercialization agreements with Aviragen, Aviragen has not independently developed or received regulatory approval for any product candidate, and does not currently have any sales, marketing or commercial capabilities. Therefore, it is possible that Aviragen may not derive any significant product revenues from any product candidates that Aviragen is developing now, or may develop in the future. Aviragen expects to incur losses for the foreseeable future as it intends to support the clinical and preclinical development of its product candidates.

On October 30, 2017, Aviragen announced that it had entered into the Merger Agreement pursuant to which Vaxart, a privately-held clinical-stage company focused on developing oral recombinant vaccines from its proprietary delivery platform, would become a wholly-owned subsidiary of the combined company. This transaction marks the culmination of Aviragen’s strategic review process. The merger will result in a combined company focused on developing orally-delivered vaccines and therapeutics to address a variety of viral infections.

The exchange ratio in the merger agreement was determined by assigning $60 million in value to Aviragen for its financial and clinical assets and $90 million in value for Vaxart’s assets. On a pro forma basis after giving effect to the number of shares of Aviragen common stock that will be issued to Vaxart securityholders in the merger and assuming no adjustments for cash balances as provided for in the Merger Agreement, current Vaxart securityholders will own approximately 60% of the common stock of the combined company and current Aviragen securityholders will own approximately 40% of the common stock of the combined company. The transaction has been approved by the boards of directors of both of Aviragen and Vaxart. The merger is expected to close in the first quarter of 2018, subject to the approval of the stockholders of each company as well as other customary conditions.

Financial Operations Overview

Revenue. Aviragen has historically generated revenue primarily from royalty payments. Revenues are earned when the underlying service is rendered and all contingencies have been satisfied. Revenue for royalties is recognized when the net sales of the underlying product by the relevant third-party, including actual or estimated returns within the royalty period based on agreement, are determinable. In fiscal 2017 and for the three months ended September 30, 2017, Aviragen’s royalty revenues were lower than in the same period of 2016, respectively, due to the sale of a portion of the royalty rights of Inavir® during fiscal 2016 and due to the fact that most of Aviragen’s Relenza® issued patents have expired with the only substantial remaining intellectual property related to the Relenza® patent portfolio scheduled to expire in July 2019 in Japan.

Research and Development Expense. Research and development expense represents the cost of activities associated with the discovery, preclinical development, and clinical development of Aviragen’s product candidates. These costs include, but are not limited to, fees paid to third-party service providers in connection with conducting external preclinical studies and clinical trials, monitoring, accumulating and evaluating the related preclinical and clinical data; salaries and personnel-related expenses for Aviragen’s internal staff, including benefits and share-based compensation; the cost to develop, formulate and manufacture product candidates; external research and chemistry, and consulting fees; license expenses and sponsored research fees paid to third parties; outsourced cost of specialized information systems to evaluate and monitor Aviragen’s programs; depreciation; and facility costs. Research and development costs are expensed as incurred.

Aviragen anticipates that its research and development expenses will decrease in fiscal 2018, as compared to 2017, primarily based on the fact that Aviragen currently has only one clinical trial expected to be ongoing in that timeframe: the continuation of Aviragen’s Phase 2 CT4 clinical trial for BTA074 for the treatment of genital warts. Due to the early stage nature of Aviragen’s programs, Aviragen’s research and development expense may be highly variable in future periods depending on the results and timing of these activities. From time-to-time, Aviragen will make determinations as to how much funding or resources to direct to these programs in response to their scientific, clinical and regulatory status, anticipated market opportunity and the availability of capital to fund Aviragen’s programs.

A discussion of the risks and uncertainties associated with the development of Aviragen’s existing or future product candidates is set forth in the “Risk Factors” section of this Form S-4.

General and Administrative Expense. General and administrative expense reflects the costs incurred to manage and support Aviragen’s research and development activities, operations, contracts, and status as a publicly-traded company. General and administrative expense consists primarily of salaries and personnel-related expenses, including share-based compensation for personnel in executive, finance, information technology, business development and human resources functions. Other significant costs include professional fees for legal, auditing, tax, and consulting services, insurance premiums, other expenses incurred as a result of being a company that is publicly traded, depreciation and facility expenses. In fiscal 2018, Aviragen anticipates that its general and administrative expense will decrease compared to 2017 levels, with the exception of legal costs related to the proposed merger.

Foreign Exchange (Gain) or Loss. Foreign exchange (gain) or loss primarily relates to remeasurement of foreign currency balances in Aviragen’s subsidiaries that have a different functional currency than the reporting currency of the parent per Accounting Standards Codification (ASC) 830, Foreign Currency Matters. Aviragen re-measures all of its foreign assets and liabilities at the period-end exchange rate and the net effect of these translation adjustments is shown as a foreign currency loss or gain.

Other Income (Expense). Other income (expense) includes non-cash interest expense on the liability related to the sale of future royalties to HCRP in April 2016 and interest income, which consists of interest earned on Aviragen’s cash and investments.

Critical Accounting Policies and Estimates

This discussion and analysis of Aviragen’s current financial condition and historical results of operations are based on Aviragen’s audited financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of Aviragen’s financial statements requires Aviragen to make estimates and judgments with respect to the selection and application of accounting policies that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Aviragen believes the following critical accounting policies are important in understanding Aviragen’s financial statements and operating results.

Use of Estimates. The preparation of Aviragen’s financial statements in conformance with U.S. GAAP requires Aviragen to make estimates and judgments with respect to the selection and application of accounting policies that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Aviragen bases its estimates on historical experience, current economic and industry conditions, and various other factors that it believes to be reasonable at the time, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities. Actual future results may differ from these estimates under different assumptions or conditions.

Revenue Recognition. Revenue from royalties is recognized when the net sales of the underlying product by the relevant third-party licensee, including actual or estimated returns within the royalty period based on agreement, are determinable.

Non-Cash Interest Expense on Liability Related to Sale of Future Royalties. In April 2016, Aviragen sold certain royalty rights related to the approved product Inavir®, sold by Daiichi Sankyo in the Japanese market, for $20 million to HCRP. Under the relevant accounting guidance, due to a limit on the amount of royalties that HCRP can earn under the arrangement, this transaction was accounted for as a liability that will be amortized using the interest method over the life of the arrangement. Aviragen has no obligation to pay any amounts to HCRP other than to pass through to HCRP its share of royalties as they are received from Daiichi Sankyo. In order to record the amortization of the liability, Aviragen is required to estimate the total amount of future royalty payments to be received under the License Agreement and the payments that will be passed through to HCRP over the life of the agreement. The sum of the pass through amounts less the net proceeds Aviragen received will be recorded as non-cash interest expense over the life of the liability. Consequently, Aviragen imputes interest on the unamortized portion of the liability and records non-cash interest expense using an imputed effective interest rate. Aviragen will periodically assess the expected royalty payments, and to the extent such payments are greater or less than its initial estimate, Aviragen will adjust the amortization of the liability and interest rate. As a result of this accounting, even though Aviragen does not retain HCRP’s share of the royalties, Aviragen will continue to record non-cash revenue related to those royalties until the amount of the associated liability and related interest is fully amortized.

Accrued Expenses. The preparation of Aviragen’s financial statements requires Aviragen to estimate expenses that Aviragen believes have been incurred, but for which Aviragen has not yet received invoices from its vendors and for employee services that Aviragen has not yet made payment. This process primarily involves identifying services and activities that have been performed by third-party vendors on Aviragen’s behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date. Examples of expenses for which Aviragen generally accrues based on estimates include fees for services, such as those provided by clinical research and data management organizations and investigators in conjunction with the conduct of Aviragen’s clinical trials, research organizations that perform preclinical studies, and fees owed to contract manufacturers in connection with the formulation or manufacture of materials for Aviragen’s preclinical studies and clinical trials. In order to estimate costs incurred to-date and evaluate the adequacy of a related accrued liability, Aviragen monitors and analyzes the progress and related activities, under the terms of the underlying contract or agreement, any invoices received and the budgeted costs. Aviragen makes these estimates based upon the facts and circumstances known to it at the time and in accordance with U.S. GAAP.

Share-Based Compensation. Aviragen uses the Black-Scholes method to estimate the value of stock options granted to employees and directors. This valuation methodology utilizes several key assumptions, including the average closing stock price on the grant date, expected volatility of Aviragen’s stock price, risk-free rates of return and expected dividend yield. Aviragen’s time-based awards are issued with graded vesting. The compensation cost of these graded vesting awards is recognized using the straight-line method. Forfeitures are accounted for as they occur.

Recently Adopted Accounting Standards

In March 2016, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, ASU, 2016-09 - Improvements to Employee Share-Based Payment Accounting. This ASU simplifies several aspects of the accounting for employee share-based payments, including the accounting for employer tax withholding on share-based compensation, forfeitures and the financial statement presentation of excess tax benefits and deficiencies. The ASU also clarifies the statement of cash flows presentation for certain components of share-based awards.

Aviragen elected to early adopt ASU 2016-09 for the year ended June 30, 2017 using a modified retrospective approach, effective as if adopted the first day of the fiscal year, July 1, 2016. As a result of the adoption, Aviragen made an accounting policy election to account for forfeitures as they occur. The impact of the change in accounting policy has been recorded as a $0.1 million cumulative effect adjustment as an increase to Aviragen’s retained earnings and a decrease to additional paid-in capital as of January 1, 2017 to reflect actual forfeitures versus the previously-estimated forfeiture rate.

The amendments within the ASU related to the recognition of excess tax benefits and deficiencies and tax withholding requirements were adopted prospectively, with no impact to prior periods.

In August 2014, the FASB issued authoritative accounting guidance related to management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures. This guidance is effective for annual reporting ending after December 15, 2016, and for annual periods and interim periods thereafter, with early application permitted. Aviragen adopted the standard for the fiscal year ended June 30, 2017, with no material impact on the Aviragen’s consolidated financial statements.

Recently Issued Accounting Standards

In May 2014, the FASB issued authoritative accounting guidance related to revenue from contracts with customers. This guidance is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2017. Accordingly, Aviragen will adopt this guidance on July 1, 2018. Companies may use either a full retrospective or a modified retrospective approach to adopt this guidance. Aviragen is evaluating which transition approach to use and its impact, if any, on its consolidated financial statements.

In January 2016, the FASB issued guidance related to financial instruments - overall recognition and measurement of financial assets and financial liabilities. The guidance enhances the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. The update to the standard is effective for public companies for interim and annual periods beginning after December 15, 2017. Accordingly, the standard is effective for Aviragen on July 1, 2018. Aviragen is currently evaluating the impact that the standard will have on the consolidated financial statements.

In February 2016, the FASB issued new guidance on leases. This guidance replaces the prior lease accounting guidance in its entirety. The underlying principle of the new standard is the recognition of lease assets and lease liabilities by lessees for substantially all leases, with an exception for leases with terms of less than 12 months. The standard also requires additional quantitative and qualitative disclosures. The guidance is effective for interim and annual reporting periods beginning after December 15, 2018, and early adoption is permitted. The standard requires a modified retrospective approach, which includes several optional practical expedients. Accordingly, the standard is effective for Aviragen on July 1, 2019. Aviragen is currently evaluating the impact that this guidance will have on the consolidated financial statements.

In August 2016, the FASB issued new guidance on how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for Aviragen beginning July 1, 2018. Early adoption is permitted. Aviragen does not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

Results of Operations

Comparison of the Three Months Ended September 30, 2017 and 2016

Summary. For the three months ended September 30, 2017, Aviragen reported a net loss of $5.3 million, as compared to a net loss of $10.0 million in the same period of the prior fiscal year. Basic and diluted net loss per share was $0.14 for the three month period ended September 30, 2017, as compared to a basic and diluted net loss per share of $0.26 in the same period of 2016. The following commentary provides details underlying changes from last year in the major line items of Aviragen’s statement of operations:

Revenue. Revenue remained the same at $0.1 million for the three month periods ended September 30, 2017 and 2016. The following table summarizes the key components of Aviragen’s revenue for the three months ended September 30, 2017 and 2016:

	Three Months Ended September 30,
	2017	2016
	(in millions)
Royalty revenue - Relenza®	$-	$0.1
Non-cash royalty revenue related to the sale of future royalties	0.1	-
Total revenue	$0.1	$0.1

Research and Development Expense. Research and development expense decreased to $2.8 million for the three months ended September 30, 2017 from $7.6 million for the same period in 2016. The following table summarizes the components of Aviragen’s research and development expense for the three months ended September 30, 2017 and 2016.

	Three Months Ended September 30,
	2017	2016
	(in millions)
Direct preclinical, clinical and product development expenses	$1.9	$6.4
Salaries, benefits and share-based compensation expenses	0.8	1.1
Depreciation and facility related expenses	0.1	0.1
Total research and development expense	$2.8	$7.6

Direct preclinical, clinical and product development expense decreased largely due to reduced clinical trial activity and manufacturing costs, as two of Aviragen’s three Phase 2 clinical trials came to a close in the end of the prior fiscal year. Salaries, benefits and share-based compensation expenses decreased due to a reduction in headcount during the fourth quarter of fiscal 2017.

General and Administrative Expense. General and administrative expense increased to $2.3 million for the three months ended September 30, 2017 from $2.2 million for the same period in 2016. The following table summarizes the components of Aviragen’s general and administrative expense for the three months ended September 30, 2017 and 2016.

	Three Months Ended September 30,
	2017	2016
	(in millions)
Salaries, benefits and share-based compensation expenses	$1.1	$1.0
Professional and legal fees expenses	0.6	0.4
Other expenses	0.6	0.8
Total general and administrative expense	$2.3	$2.2

Foreign Exchange Loss (Gain), net. The impact of foreign exchange changed from a gain of $0.1 million in the three months ended September 30, 2016 to no gain or loss for the three months ended September 30, 2017. The negative impact on foreign exchange on Aviragen’s statement of operations was due to fluctuations in foreign currency exchange rates versus the U.S. dollar, largely related to the British Pound and Australian dollar. The vast majority of Aviragen’s cash holdings are held in U.S. dollars. Aviragen re-measures all of its foreign assets and liabilities at the period-end exchange rate and the net effect of these translation adjustments is shown as a foreign currency loss or gain.

Comparison of the Fiscal Years Ended June 30, 2017 and 2016

Summary. For the fiscal year ended June 30, 2017, Aviragen reported a net loss of $29.4 million as compared to a net loss of $25.4 million for the prior fiscal year ended June 30, 2016. Basic and diluted net loss per share was $0.76 for the fiscal year ended June 30, 2017, as compared to a basic and diluted net loss per share of $0.66 for the fiscal year ended June 30, 2016. Aviragen expects to incur losses for the foreseeable future as Aviragen intends to support the clinical and preclinical development of its product candidates. The following commentary provides details underlying changes from the last fiscal year in the major line items of Aviragen’s statement of operations:

Revenue. Revenue decreased to $8.9 million for the fiscal year ended 2017 from $9.3 million in 2016. The following table summarizes the key components of Aviragen’s revenue in the fiscal years ended June 30, 2017 and 2016:

	Fiscal Year Ended June 30,
	2017	2016
	(in millions)

Royalty revenue – Relenza®	$2.5	$4.8
– Inavir®	3.2	4.3
Non-cash royalty revenue related to sale of future royalties to HCRP	3.2	0.2
Total revenue	$8.9	$9.3

Royalty revenue decreased primarily due to lower royalty-eligible worldwide sales of Relenza® in fiscal 2017 compared to fiscal 2016. In April 2016, Aviragen sold certain royalty rights related to the approved product Inavir® in the Japanese market for $20 million to HCRP. This transaction was accounted for as a liability and is amortized using the interest method over the life of the arrangement. As a result of this accounting, even though Aviragen did not retain the related royalties under the transaction as the amounts are remitted to HCRP, Aviragen will continue to record revenue related to these royalties until the amount of the associated liability and related interest is fully amortized.

Research and Development Expense. Research and development expense increased to $28.3 million in fiscal 2017 from $26.3 million in fiscal 2016. The following table summarizes the components of Aviragen’s research and development expense for the fiscal years ended June 30, 2017 and 2016:

	Fiscal Year Ended June 30,
	2017	2016
	(in millions)
Direct preclinical, clinical and product development expenses	$23.6	$21.2
Salaries, benefits and share-based compensation expenses	4.4	4.0
Other expenses	0.2	0.8
Depreciation and facility related expenses	0.1	0.3
Total research and development expense	$28.3	$26.3

Direct preclinical, clinical and product development expense increased largely due to clinical and manufacturing costs associated with the Phase 2a challenge trial for BTA585, the Phase 2b SPIRITUS clinical trial for vapendavir, and clinical and chemistry expenses for BTA074 for the Phase 2 clinical trial that was initiated in February 2016. Salaries, benefits and share-based compensation increased due to additional resources used during Aviragen’s active clinical trials. Depreciation and facility related expenses decreased primarily due to efforts to reduce overhead expense.

General and Administrative Expense. General and administrative expense remained the same in fiscal year 2017 and 2016. The following table summarizes the components of Aviragen’s general and administrative expense for the fiscal years ended June 30, 2017 and 2016:

	Fiscal Year Ended June 30,
	2017	2016
	(in millions)
Salaries, benefits and share-based compensation expenses	$4.0	$4.6
Professional and legal fees expenses	1.7	1.0
Other expenses	2.3	2.4
Total general and administrative expense	$8.0	$8.0

Salaries, benefits and share-based compensation and other expenses decreased primarily due to a reduction in bonus expense, stock compensation expense and relocation expenses compared to the prior year. Professional and legal expense and other expense increased primarily due to timing of services performed and accrued in fiscal year 2017 compared to fiscal 2016.

Foreign Exchange Loss. The impact of foreign exchange changed from a loss of $0.2 million in fiscal 2016 to a loss of $0.1 million in fiscal 2017. The current year loss of $0.1 million is due to fluctuations in foreign currency exchange rates versus the U.S. dollar, largely related to the British Pound and Australian dollar. The vast majority of Aviragen’s cash holdings are held in U.S. dollars. Aviragen re-measures all of its foreign assets and liabilities at the period-end exchange rate and the net effect of these translation adjustments is shown as a foreign currency loss or gain.

Liquidity and Capital Resources

Sources of Liquidity

Since Aviragen’s inception through September 30, 2017, Aviragen has funded its operations primarily with public offerings of equity securities and license fees, royalties, royalty monetization, research agreements, government contracts and grants.

At September 30, 2017, Aviragen’s cash, cash equivalents and investments were $34.1 million. Aviragen’s cash and cash equivalents are currently held in the form of short-term deposits with large U.S. banks. Aviragen’s short-term investments consist primarily of highly-rated corporate securities, and have an average maturity of less than one year.

Cash Flows

For the three months ended September 30, 2017, cash and cash equivalents increased by $1.9 million. This increase was primarily the result of the maturities of Aviragen’s short-term investments. For the fiscal year ended June 30, 2017, cash and cash equivalents decreased by $32.0 million. This decrease was primarily the result of Aviragen’s operating activities, purchases of short-term investments and payments on Aviragen’s note payable.

For the three months ended September 30, 2017, net cash used by operating activities was $4.5 million, which reflected Aviragen’s net loss during the period of $5.3 million, a net decrease in operating liabilities of $0.9 million, partially offset by net non-cash adjustments of $0.8 million and a net decrease in operating assets of $0.9 million. Non-cash adjustments consist of $0.4 million in non-cash interest expense and $0.5 million in share-based compensation expense, partially offset by $0.1 million in non-cash royalty income.

Aviragen’s net loss resulted largely from Aviragen’s funding of research and development activities including conducting clinical and preclinical studies, manufacturing and formulation of its product candidates, as well as ongoing general and administrative expenses. The net changes in operating assets and liabilities primarily reflects a $0.9 million decrease in accounts payable and accrued expense due to reduced clinical trial activity, offset by a $0.4 million decrease in prepaid expenses, also due to reduced clinical trial activity and a $0.5 million decrease in receivables, which is largely related to royalty income.

For the fiscal year ended June 30, 2017, net cash used by operating activities was $30.0 million for the fiscal year ended June 30, 2017, which reflected Aviragen’s net loss during the period of $29.4 million, a net decrease in operating liabilities of $3.3 million, partially offset by net non-cash income of $0.6 million, and a net decrease in operating assets of $2.1 million. Non-cash adjustments primarily consist of $3.2 million in non-cash royalty revenue, offset by $1.8 million in non-cash interest expense and $1.9 million in share-based compensation expense.

Aviragen’s net loss resulted largely from Aviragen’s funding of research and development activities including conducting clinical and preclinical studies, manufacturing and formulation of Aviragen’s product candidates, as well as ongoing general and administrative expenses offset in part by Aviragen’s royalty revenues. The net changes in operating assets and liabilities primarily reflects a $3.3 million decrease in accounts payable and accrued expense due to reduced clinical trial activity, partially offset by a $2.0 million decrease in prepaid expenses, also due to reduced clinical trial activity.

Net cash provided by investing activities during the three months ended September 30, 2017 consisted of the maturity of $13.4 million of investments, partially offset by the purchase of $7.0 million of investments.

Net cash used in investing activities during the fiscal year ended June 30, 2017 consisted of the purchase of $36.3 million of investments, offset in part by the maturity of $34.7 million of investments.

There were no financing activities for the three months ended September 30, 2017. Net cash used in financing activities during the fiscal year ended June 30, 2017 consisted of $0.4 million for payment on a note payable.

At September 30, 2017, Aviragen’s cash, cash equivalents and investments totaled $34.1 million. At June 30, 2017, Aviragen’s cash and cash equivalents totaled $17.7 million, not including Aviragen’s short-term investments of $20.9 million. Aviragen’s cash and cash equivalents are currently held in the form of short-term deposits with large U.S. banks. Aviragen’s short-term investments consist primarily of highly-rated corporate securities.

Based on Aviragen’s current strategy and operating plan, and considering the potential costs associated with advancing the preclinical and clinical development of its product candidates, Aviragen believes that its existing cash, cash equivalents and investments of approximately $34.1 million as of September 30, 2017, along with the anticipated proceeds from existing royalty-bearing licenses will enable it to operate for a period of at least 12 months from the date of this proxy statement/prospectus/information statement.

Aviragen has an at-the-market, or ATM, facility in place, which may allow Aviragen to quickly access the equity capital markets if Aviragen thinks it is prudent to do so and if market conditions allow. However, Aviragen currently does not have any commitments for future funding, nor does it anticipate that it will generate significant revenue, aside from revenue from existing royalty-bearing arrangements.

On October 30, 2017, Aviragen announced that it had entered into the Merger Agreement pursuant to which Vaxart, a privately-held clinical-stage company focused on developing oral recombinant vaccines from its proprietary delivery platform, would become a wholly-owned subsidiary of Aviragen. This transaction marks the culmination of Aviragen’s strategic review process. The merger, if it is completed, will result in a combined company focused on developing orally-delivered vaccines and therapeutics to address a variety of viral infections. As part of the strategic review process, Aviragen calculated the amount of funds that would be distributable to Aviragen stockholders associated with a potential liquidation of Aviragen. Based upon Aviragen’s estimated cash balance of approximately $31.5 million as of October 31, 2017 and Aviragen management’s estimates of future liabilities with respect to clinical and contingent contractual obligations, including a $10 million contingent payment related to the Anaconda stock purchase agreement, insurance and professional costs, other corporate expenses, lease expenses, compensation and severance expenses, debt repayment expenses and other shutdown expenses, Aviragen management estimated that Aviragen would have a base case liquidation value (including the value of projected royalty amounts) of approximately $22.4 million ($0.58 per share) as of October 31, 2017 that would be distributable to Aviragen stockholders. The timing of paying this estimated liquidation distribution is unknown and could take a significant period of time. In addition to the liquidation analysis, the Aviragen board of directors also considered pursuing a status quo strategy that would focus on using existing cash and royalties to continue to fund the BTA074 Phase 2 trial and the RSV non-fusion inhibitor programs to reach data readouts in 2018 that might enable a capital raise. Based on Aviragen management’s estimates of cash, future liabilities with respect to clinical and contingent contractual obligations, insurance and professional costs, other corporate expenses, lease expenses, compensation and severance expenses, debt repayment expenses and other expenses, and assuming the $10 million contingent payment related to the Anaconda stock purchase agreement would not be payable, Aviragen management’s estimated that Aviragen would have a post Phase 2 BTA074 clinical trial base case status quo value of $25 million ($0.65 per share). Accordingly, the Aviragen board of directors determined that the proposed transaction with Vaxart was superior for stockholders to the liquidation and status quo scenarios.

Funding Requirements

Aviragen’s future funding requirements are difficult to determine and will depend on a number of factors, including:

●	the development timelines and plans for Aviragen’s product candidates, including any changes to those timelines, plans or Aviragen’s strategy;

●

the variability, timing and costs associated with conducting clinical trials for Aviragen’s product candidates, the rate of enrollment in such clinical trials, and the results of these clinical trials;

●	the variability, timing and costs associated with conducting preclinical studies, and the results of these studies;

●	the cost of scaling up, formulating and manufacturing preclinical and clinical trial materials to evaluate Aviragen’s product candidates;

●	whether Aviragen receives regulatory approval to advance or begin the clinical development of its product candidates in a timely manner, if at all;

●	the cost and time to obtain regulatory approvals required to advance the development of Aviragen’s product candidates;

●	the scope and size of Aviragen’s research and development efforts;

●	the variability of future royalty revenue Aviragen may receive from existing royalty-bearing license agreements;

●	the size and cost of the general and administrative function Aviragen needs to manage Aviragen’s operations, including the infrastructure to support being a publicly-traded company; and

●	the cost of filing, prosecuting, and enforcing patent and other intellectual property claims.

Aviragen currently does not have any commitments for future funding, nor does Aviragen anticipate that it will generate significant revenue, aside from revenue from existing royalty-bearing arrangements. Therefore, in order to meet Aviragen’s anticipated liquidity needs beyond 12 months to support the development of Aviragen’s product candidates, or possibly sooner in the event Aviragen enters into other transactions or revises its strategy or development plans, Aviragen may need to raise or secure additional capital. If Aviragen does so, it would expect to do so primarily through the sale of additional common stock or other equity securities, as well as through proceeds from future licensing agreements, strategic collaborations, forms of asset or debt financing, or any other financing arrangement. Funds from these sources may not be available to Aviragen on acceptable terms, if at all, and Aviragen’s failure to raise such funds could have a material adverse impact on Aviragen’s future business strategy and plans, financial condition and results of operations. If adequate funds are not available to Aviragen on acceptable terms in the future, Aviragen may be required to delay, reduce the scope of, or eliminate one or more, if not all, of Aviragen’s research and development programs, or delay or curtail preclinical studies and clinical trials, or reduce its internal cost structure. If additional capital is not available to Aviragen on acceptable terms, it may need to obtain funds through license agreements, or collaborative or partner arrangements pursuant to which it will likely relinquish rights to certain product candidates that it might otherwise choose to develop or commercialize independently, or be forced to enter into such arrangements earlier than it would prefer, which would likely result in less favorable transaction terms. Additional equity financings may be dilutive to holders of Aviragen common stock, and debt financing, if available, may involve significant payment obligations and restrictive covenants that restrict how Aviragen operates its business.

Off-Balance Sheet Arrangements

During fiscal 2017, 2016 and the three months ended September 30, 2017, Aviragen did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Aviragen, therefore, is not materially exposed to any financing, liquidity, market or credit risk that could arise if Aviragen had engaged in such relationships. Aviragen does not have any off-balance sheet arrangements, as defined in Item 303(a)(4) (ii) of Regulation S-K under the Exchange Act.

Contractual Obligations and Commitments

Aviragen has entered into an operating lease for its corporate office in Alpharetta, Georgia through February 2021. The total annual rent expense under this lease is approximately $0.3 million. As of September 30, 2017, future payments under this non-cancellable operating lease total $1.0 million and payments are $0.2 million for the remaining nine months of fiscal year 2018 and $0.3 million for each of the fiscal years 2019 and 2020 and $0.2 million for fiscal year 2021. Contractual obligations do not include any amounts or payments related to development, regulatory, or commercialization milestones on Aviragen’s product candidates, as the payments are contingent on the achievement of these milestones, which have not occurred.

VAXART MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Vaxart’s financial condition and results of operations should be read in conjunction with Vaxart’s financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Vaxart’s actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” included elsewhere in this prospectus.

Overview

Vaxart is a clinical-stage biotechnology company focused on developing oral recombinant protein vaccines based on its proprietary oral vaccine platform. Recombinant vaccines rely on a genetically engineered antigen to generate an immune response. Vaxart’s tablet vaccine candidates are based on its proprietary vector-based technology platform and are designed to generate broad and durable immune responses to protect against infectious diseases. Vaxart believes that tablet vaccines are easier to distribute and administer than injectable vaccines and have the potential to increase vaccination rates. Vaxart’s initial tablet vaccine candidates target a variety of infectious diseases, including: seasonal influenza, for which positive topline results were recently reported from a Phase 2 challenge study; norovirus, a widespread cause of the stomach flu, for which positive safety and immunogenicity results were recently reported from a Phase 1b study; respiratory syncytial virus, or RSV, a common cause of respiratory tract infections; and human papillomavirus, or HPV, a cause of cervical cancer.

Since Vaxart’s inception in 2004, the company has devoted substantially all of its resources to developing its tablet vaccine candidates, advancing preclinical programs, conducting clinical trials, manufacturing its tablet vaccine candidates for these clinical trials, and providing general and administrative support. Vaxart has funded its operations primarily from the issuance of preferred stock and convertible promissory notes. Although Vaxart has generated revenue for services performed under U.S. government grants, and more recently under a $15.7 million contract with HHS BARDA to support the development of a more effective and universal influenza vaccine, Vaxart has not generated any product revenue.

Vaxart has never been profitable and has incurred net losses in each year since inception. Vaxart’s net losses were $19.5 million and $16.4 million for the years ended December 31, 2015 and 2016, respectively, and $8.5 million for the nine months ended September 30, 2017. As of September 30, 2017, Vaxart had an accumulated deficit of $78.9 million. Substantially all of its net losses have resulted from costs incurred in connection with its research and development programs and from general and administrative costs associated with these operations.

Vaxart’s future funding requirements will depend on many factors, including the following:

●	the timing and costs of its planned clinical trials for its tablet vaccine candidates;

●	the timing and costs of its planned preclinical studies of its tablet vaccine candidates;

●	its success in establishing and scaling commercial manufacturing capabilities;

●	the number and characteristics of tablet vaccine candidates that it pursues;

●	the outcome, timing and costs of seeking regulatory approvals;

●	revenue received from commercial sales of its tablet vaccine candidates, which will be subject to receipt of regulatory approval;

●	the terms and timing of any future collaborations, licensing, consulting or other arrangements that it may enter into;

●

the amount and timing of any payments Vaxart may be required to make in connection with the licensing, filing, prosecution, maintenance, defense and enforcement of any patents or patent applications or other intellectual property rights; and

●	the extent to which Vaxart in-licenses or acquires other products and technologies.

Vaxart’s independent auditor has expressed doubt about Vaxart’s ability to continue as a going concern

Based on its cash balances, recurring losses since inception and existing capital resources to fund planned operations for the next twelve months, Vaxart’s independent auditor has included an explanatory paragraph in its report on Vaxart’s financial statements as of and for the year ending December 31, 2016 expressing substantial doubt about Vaxart’s ability to continue as a going concern. If the merger is not consummated Vaxart will, during 2018, require significant additional funding to continue operations. If Vaxart is unable to continue as a going concern, it may be forced to liquidate its assets and the values it receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in its financial statements.

Financial Operations Overview

Revenue from Government Contract

In September 2015, HHS BARDA awarded Vaxart a contract to support the advanced development of a more effective and universal influenza vaccine to improve seasonal and pandemic influenza preparedness. The contract funds a Phase 2 challenge study. In 2017, the contract was extended. In total, the contract runs for two and a half years from October 1, 2015 to March 31, 2018. The contract, as modified, is a cost-plus-fixed-fee arrangement for $15.7 million, which reimburses Vaxart for allowable direct contract costs plus allowable indirect costs and a fixed-fee.

Research and Development Expense

Research and development expenses represent costs incurred to conduct research, including the development of Vaxart’s tablet vaccine platform, its tablet vaccine candidates, preclinical and clinical activities, and manufacturing for these activities. Vaxart recognizes all research and development costs as they are incurred. Research and development expenses consist primarily of the following:

●	employee-related expenses, which include salaries, benefits and stock-based compensation;

●	expenses incurred under agreements with contract research organizations, or CROs, that conduct clinical trials on its behalf;

●	contract manufacturing expenses for the production of vaccine candidates used primarily in clinical trials;

●	process development expenses incurred internally and externally to improve the efficiency and yield of the bulk vaccine and tablet manufacturing activities;

●	laboratory supplies and vendor expenses related to its preclinical research activities;

●	consultant expenses for services supporting its clinical, regulatory and manufacturing activities; and

●	facilities, depreciation and allocated overhead expenses.

Vaxart does not allocate its internal expenses to specific programs. Vaxart’s employees and other internal resources are not directly tied to any one research program and are typically deployed across multiple projects. Internal research and development expenses are presented as one total.

Vaxart incurs significant external costs on contract manufacturing of its tablet vaccine candidates, and on CROs that conduct clinical trials on Vaxart’s behalf. Vaxart captures these expenses for each vaccine program. Vaxart does not allocate external costs incurred on preclinical research or process development to specific programs.

The following table shows Vaxart’s research and development expenses for the years ended December 31, 2015 and 2016 and for the nine months ended September 30, 2016 and 2017, identifying external costs that were incurred in each of its vaccine programs and, separately, on preclinical research and process development:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
External program costs:
Influenza program, funded by BARDA	$744	$6,053	$3,205	$3,692
Influenza program, non-BARDA	1,206	1,369	1,159	47
Norovirus program	1,536	1,482	883	1,347
RSV program	1,058	1,469	946	229
Ebola program	542	—	—	—
Preclinical research and process development	1,269	971	676	539
Total external costs	6,355	11,344	6,869	5,854
Internal costs	5,836	6,290	4,609	4,596
Total research and development	$12,191	$17,634	$11,478	$10,450

Vaxart expects that its research and development expenses will increase significantly over the next several years as it advances its tablet vaccine candidates into and through clinical trials, pursues regulatory approval of its tablet vaccine candidates and prepares for a possible commercial launch, all of which will also require a significant investment in contract and internal manufacturing and inventory related costs.

The process of conducting clinical trials necessary to obtain regulatory approval is costly and time consuming. Vaxart may never succeed in achieving marketing approval for its tablet vaccine candidates. The probability of successful commercialization of its tablet vaccine candidates may be affected by numerous factors, including clinical data obtained in future trials, competition, manufacturing capability and commercial viability. As a result, Vaxart is unable to determine the duration and completion costs of its research and development projects or when and to what extent it will generate revenue from the commercialization and sale of any of its tablet vaccine candidates.

General and Administrative Expense

General and administrative expenses consist of personnel costs, allocated expenses and expenses for outside professional services, including legal, audit, accounting, public relations, market research and other consulting services. Personnel costs consist of salaries, benefits and stock-based compensation. Allocated expenses consist of rent, deprecation and other facilities related expenses. Vaxart expects to incur additional expenses as a public company, including expenses related to compliance with the rules and regulations of the Securities and Exchange Commission, or SEC, the Nasdaq Global Market as well as additional insurance, investor relations and other professional expenses.

Interest Income

Interest income consists of interest earned on Vaxart’s cash, cash equivalents and short-term investments and amortization of the premium or accretion of discount arising at acquisition of its short-term investments.

Interest Expense

Interest expense mainly consists of interest incurred on Vaxart’s outstanding convertible promissory notes issued in December 2014 and 2015, and related non-cash amortization of debt discount. Interest is also incurred on the $5 million promissory note issued to Oxford Finance in December 2016.

Changes in Fair Value of Financial Instruments

Changes in fair value of financial instruments consist of gains or losses from the re-measurement of the embedded derivative liability associated with Vaxart’s convertible promissory notes. Vaxart will record adjustments to the estimated fair value of the embedded derivative liability associated with the convertible promissory notes issued in December 2014 and 2015 until the notes are converted into shares of its capital stock or are repaid.

Results of Operations

Comparison of the Nine Months Ended September 30, 2016 and 2017

	Nine Months Ended September 30,		Change
	2016	2017	$	%
	(unaudited)
	(in thousands, except percentages)
Revenue from government contract	$4,504	$5,079	$575	13%
Operating expenses:
Research and development	11,478	10,450	(1,028)	(9%	)
General and administrative	2,460	1,955	(505)	(21%	)
Total operating expenses	13,938	12,405	(1,533)	(11%	)
Loss from operations	(9,434)	(7,326)	2,108
Gain on sale of equipment	---	69	69	*
Interest income	69	51	(18)	(26%	)
Interest expense	(2,974)	(2,267)	707	(24%	)
Changes in fair value of financial instruments	160	966	806	*
Net loss	$(12,179)	$(8,507)	$3,672	(30%	)

*     Not meaningful.

Revenue from Government Contract

The increase of $0.6 million in revenue was due to the reimbursement of a higher level of clinical activity under the contract with HHS BARDA.

Research and Development

The decrease of $1.0 million in research and development expense was due to a decrease of $1.0 million in external program costs. Internal costs remained steady reflecting comparable headcounts and activities in each period.

The $1.0 million decrease in external program costs was due primarily to: a $1.1 million decrease in manufacturing costs incurred in 2016 to support the influenza vaccines program; a $0.7 million reduction in RSV clinical costs due to the active phase of the Phase 1 trial ending in late 2016; partially offset by an increase of $0.5 million of norovirus clinical costs resulting from higher activity in 2017 when the Phase 1b study was conducted.

General and Administrative

The $0.5 million reduction in general and administrative expenses was due to a lower level of outside services in 2017 primarily related to fees for overseas patent filings and also investor and public relations activities that were minimal in 2017. Personnel-related costs were comparable reflecting a consistent average headcount between the periods.

Interest Expense

Interest expense decreased by $0.7 million caused primarily by a decrease of $1.1 million of amortization of note discount, $0.7 million of which related to the 2014 notes that had been fully amortized in 2016, and $0.4 million of which related to the 2015 notes due to the extension of anticipated maturity date. This was partially offset by an increase of $0.4 million in interest expense on the secured promissory note payable to Oxford Finance issued in December 2016.

Changes in Fair Value of Financial Instruments

Changes in fair value of financial instruments were $1.0 million for the nine months ended September 30, 2017 compared to $0.2 million for the nine months ended September 30, 2016. These changes are due to the re-measurement of the embedded derivative liability associated with Vaxart’s convertible promissory notes issued in December 2014 and 2015. The significant reduction in the fair value of derivatives in 2017 was due to a combination of: a lower estimated likelihood of there being a qualified financing event; and a lower estimated likelihood of there being a high value acquisition or IPO event.

Comparison of the Years Ended December 31, 2015 and 2016

	Year Ended December 31,		Change
	2015	2016	$	%
	(in thousands, except percentages)
Revenue from government contract	$337	$8,147	$7,810	2,318%
Operating expenses:
Research and development	12,191	17,634	5,443	45%
General and administrative	4,828	3,234	(1,594)	(33% )
Total operating expenses	17,019	20,868	3,849	23%
Loss from operations	(16,682)	(12,721)	3,961	(24% )
Interest income	53	82	29	55%
Interest expense	(2,574)	(3,943)	(1,369)	53%
Changes of fair value of financial instruments	(310)	220	530	(171% )
Net loss	$(19,513)	$(16,362)	$3,151	(16% )

Revenue from Government Contract

The HHS BARDA contract commenced on October 1, 2015. The active phase of the clinical trial did not commence until mid-2016, resulting in low costs and revenues in 2015 and significantly higher costs and revenues in 2016.

Research and Development

The increase of $5.4 million in research and development expense was due to an increase of $5.0 million in external program costs and approximately $0.5 million in internal costs.

The increase in external program costs was driven primarily by an increase of $5.3 million of costs incurred under the HHS BARDA contract. The active phase of the clinical trial commenced mid-2016. Few costs were incurred in 2015 during the start-up phase. Costs for the norovirus program remained relatively consistent: $1.5 million was incurred in 2015 for the manufacturing of norovirus vaccine candidates; and $1.5 million was incurred in 2016 primarily on the norovirus Phase 1 study that was mostly complete by year end. Costs for the Phase 1 RSV program increased $0.4 million: $1.1 million was incurred in 2015 for the manufacturing of the RSV vaccine candidate for the clinical trial; and $1.5 million was incurred in 2016 primarily for the Phase 1 clinical trial that was mostly complete by year end. These increases were offset by a reduction of $0.5 million in the Ebola program, which ended in 2015. Preclinical and process development expenses fell $0.3 million due to lower external preclinical research activities.

The $0.5 million increase in internal costs was primarily due to a $0.4 million increase in personnel-related costs associated with an increase in headcount, a $0.3 million increase in facilities-related expense for renting an additional facility in May 2015, offset by a $0.2 million decrease in lab supplies related to lower preclinical research activities.

General and Administrative

General and administrative expenses decreased by $1.6 million. The decrease was primarily due to a non-recurring expense in 2015 totaling $1.4 million arising from a write off of legal, printing and accounting costs incurred in an attempted IPO. There was a related reduction of $0.7 million in business development, market research, and investor and public relations consulting expenses, as most of these activities were significantly reduced in 2016. This was offset by an increase of $0.5 million of personnel-related costs primarily due to the addition of a business development executive.

Interest Expense

Interest expense increased by $1.4 million due to $11.0 million of promissory notes being issued in December 2015.

Changes in Fair Value of Financial Instruments

The fair value of embedded derivatives relating to promissory notes issued in December 2014 and December 2015 increased by $0.3 million in 2015, and decreased by $0.2 million in 2016. The increase in 2015 related to an increase in value over 2015 of the notes issued in December 2014. The decrease in 2016 related to a 6% decrease in the value of derivatives for both tranches of the promissory notes. The value of these derivatives increased or decreased mainly with the underlying estimated value of Vaxart.

Liquidity and Capital Resources

Since inception, Vaxart’s operations have been financed primarily by net proceeds of $38.9 million from the sale of its preferred stock and $34.3 million from the issuance of convertible promissory notes. As of September 30, 2017, Vaxart had $5.3 million of cash, cash equivalents and short-term investments.

Vaxart’s primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when Vaxart pays these expenses, as reflected in the change in its outstanding accounts payable and accrued expenses.

Vaxart plans to continue to fund its operations and capital funding needs through equity and/or debt financing. Vaxart may also enter into government funding programs and consider selectively partnering for clinical development and commercialization. The sale of additional equity would result in additional dilution to its stockholders. Incurring debt financing would result in debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that would restrict the company’s operations. If Vaxart is unable to raise additional capital in sufficient amounts or on acceptable terms, it may be required to delay, limit, reduce, or terminate its product development or future commercialization efforts or grant rights to develop and market vaccine candidates that it would otherwise prefer to develop and market itself. Any of these actions could harm its business, results of operations and prospects.

Cash Flows

The following table summarizes Vaxart’s cash flows for the periods indicated (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
Net cash provided by (used in):
Operating activities	$(15,222)	$(11,740)	$(10,596)	$(7,791)
Investing activities	(637)	(2,726)	(4,991)	1,304
Financing activities	11,072	4,925	9	--
Net increase (decrease) in cash and cash equivalents	$(4,787)	$(9,541)	$(15,578)	$(6,487)

Cash Flows from Operating Activities

For the nine months ended September 30, 2017, cash used in operating activities was $7.8 million, which was primarily due to a net loss of $8.5 million, plus changes in operating assets and liabilities of $1.0 million, partially offset by non-cash charges of $0.3 million for depreciation and amortization, $0.4 million for stock-based compensation, $1.9 million of non-cash interest accruing primarily on convertible promissory notes, and $0.1 million for amortization of discount on the convertible promissory notes offset by a $0.9 million loss in the value of embedded derivatives relating to promissory notes issued. The changes in operating assets and liabilities of $1.0 million was primarily due to a net decrease of $2.2 million in accounts payable and accrued liabilities, offset by $1.3 million decrease in accounts receivable, both due to a reduction in clinical activities over the period.

For the nine months ended September 30, 2016, cash used in operating activities was $10.6 million, which was primarily due to a net loss of $12.2 million, plus changes in operating assets and liabilities of $1.9 million, partially offset by non-cash charges of $0.3 million for depreciation and amortization, $0.4 million for stock-based compensation, $1.8 million of non-cash interest accruing on convertible promissory notes, and $1.2 million for amortization of discount on convertible promissory notes. The changes in operating assets and liabilities of $1.9 million was primarily due to an increase of $1.5 million in accounts receivable relating to the increase in activities of the HHS BARDA-funded clinical trial, $0.5 million increase in prepaid expenses relating primarily to clinical trial activities, offset by a $0.1 million net increase in accounts payable and accrued liabilities.

For the year ended December 31, 2016, cash used in operating activities was $11.7 million, which was primarily due to a net loss of $16.4 million, partially offset by non-cash charges of $0.3 million for depreciation and amortization, $0.5 million for stock-based compensation, $2.4 million of non-cash interest accruing on convertible promissory notes, $1.6 million for amortization of discount on the convertible promissory notes, and net changes in operating assets and liabilities of $0.1 million, offset by a $0.2 million loss in the value of embedded derivatives relating to promissory notes issued. The net changes in operating assets and liabilities was due to a net increase of $1.4 million in accounts payable and accrued liabilities offset by a $1.4 million increase in accounts receivable.

For the year ended December 31, 2015, cash used in operating activities was $15.2 million, which was primarily due to a net loss of $19.5 million, partially offset by non-cash charges of: $0.3 million for depreciation and amortization, $0.3 million for stock-based compensation, $1.6 million of non-cash interest accruing on convertible promissory notes, $1.0 million for amortization of discount on convertible promissory notes, a $0.3 million loss in the value of embedded derivatives relating to promissory notes issued, and changes in operating assets and liabilities of $0.7 million primarily resulting from a net increase of $1.0 million in accounts payable and accrued liabilities offset by a $0.2 million increase in accounts receivable.

Cash Flows from Investing Activities

For the nine months ended September 30, 2017, cash generated from investing activities was $1.3 million, which was related to maturities of short-term investments of $8.1 million, offset by purchases of short-term investments of $6.8 million. Purchases of property and equipment were $0.1 million, offset by proceeds from the sale of equipment of $0.1 million.

For the nine months ended September 30, 2016, cash used in investing activities was $5.0 million, which was related to purchases of short-term investments of $15.9 million and purchases of property and equipment of $0.5 million. These outflows were offset by proceeds from the maturities of short-term investments of $11.3 million.

For the year ended December 31, 2016, cash used in investing activities was $2.7 million, which was related to purchases of short-term investments of $17.5 million and purchases of property and equipment of $0.5 million. These outflows were offset by proceeds from the maturities of short-term investments of $15.3 million.

For the year ended December 31, 2015, cash used in investing activities was $0.6 million, which was related to purchases of short-term investments of $18.4 million and purchases of property and equipment of $0.4 million. These outflows were offset by proceeds from the maturities of short-term investments of $18.1 million.

Cash Flows from Financing Activities

For the nine months ended September 30, 2017, no cash was provided by financing activities.

For the nine months ended September 30, 2016, cash provided by financing activities was $9,000 from the exercise of stock options.

For the year ended December 31, 2016, cash provided by financing activities was $4.9 million, net of issuance costs, from the issuance of a secured promissory note for $5.0 million to Oxford Finance in December 2016.

For the year ended December 31, 2015, cash provided by financing activities was $11.1 million substantially all from the issuance of convertible promissory notes in December 2015.

Operating Capital Requirements and Plan of Operations

To date, Vaxart has not generated any product revenue. Vaxart does not know when, or if, it will generate any product revenue and Vaxart does not expect to generate significant product revenue unless and until it obtains regulatory approval and commercializes one of its current or future tablet vaccine candidates. Vaxart anticipates that it will continue to generate losses for the foreseeable future, and it expects the losses to increase as it continues the development of, and seek regulatory approvals for, its tablet vaccine candidates, and begin to commercialize any approved vaccine candidates. Vaxart is subject to all of the risks incident in the development of new products, and it may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm its business. Vaxart expects to incur additional costs associated with operating as a public company and it anticipates that it will need substantial additional funding in connection with its continuing operations.

Vaxart expects that its existing cash, cash equivalents and short-term investments, following the closing of the proposed merger, will be sufficient to enable it to conduct planned preclinical studies and clinical trials for its tablet vaccine candidates into the second quarter of 2019.  Substantial additional funding will be required to complete the process of obtaining regulatory approval for its tablet vaccine candidates and to build the sales, marketing and distribution infrastructure that Vaxart believes will be necessary to commercialize its tablet vaccine candidates

Vaxart has based its projections of operating capital requirements on assumptions that may prove to be incorrect and it may use all of its available capital resources sooner than it expects. Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, Vaxart is unable to estimate the exact amount of its operating capital requirements. Vaxart’s future funding requirements will depend on many factors, including, but not limited to:

●	the initiation, progress, timing, costs and results of its planned clinical trials;

●	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the European Medicines Agency, or EMA, and other comparable foreign regulatory authorities;

●	the cost of filing, prosecuting, defending and enforcing its patent claims and other intellectual property rights;

●	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against Vaxart now or in the future;

●	the effect of competing technological and market developments;

●	the cost of establishing sales, marketing and distribution capabilities in regions where it chooses to commercialize its tablet vaccines on its own; and

●	the initiation, progress, timing and results of its commercialization of its tablet vaccine candidates, if approved, for commercial sale.

Contractual Obligations and Other Commitments

The following table summarizes Vaxart’s non-cancelable contractual obligations as of September 30, 2017 (in thousands):

		Payments Due By Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years
Debt principal and interest (1)	$6,028	$1,462	$3,677	$889	$	---
Purchase obligations (2)	400	400	---	---		---
Operating leases (3)	674	279	395	---		---
Total contractual obligations	$7,102	$2,141	$4,072	$889	$	---

(1)

Reflects principal and interest payments due to Oxford Finance under a secured promissory note. Interest accrued under convertible promissory notes has not been reflected as no cash payments are anticipated.

(2)

Vaxart has firm non-cancelable purchase commitments to various contract research organization and contract manufacturing organizations. These commitments are substantially all incurred under the contract with HHS BARDA, and are reimbursable.

(3)	Vaxart leases its main facility under a long-term operating lease.

Off-Balance Sheet Arrangements

During 2015, 2016 and the nine months ended September 30, 2017, Vaxart did not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Vaxart is exposed to market risks in the ordinary course of its business. These risks primarily include interest rate sensitivities. As of December 31, 2016 and September 30, 2017, Vaxart had cash, cash equivalents and short-term investments of $13.1 million and $5.3 million, respectively, which consisted primarily of bank deposits, money market funds and corporate bonds. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations of interest income have not been significant.

As of December 31, 2016 and September 30, 2017, Vaxart had convertible promissory notes due to related parties with principal amounts totaling $29.5 million. Vaxart’s convertible promissory notes carry a fixed interest rate of 8.0%.

As of December 31, 2016 and September 30, 2017, Vaxart had a secured promissory note due to Oxford Finance with a principal amount of $5.0 million. The annual effective interest rate, including the accretion of the final payment and amortization of the debt discount, is approximately 10.5%.

A hypothetical 100 basis change in interest rates during any of the periods presented would not have had a material impact on Vaxart’s financial statements.

Critical Accounting Polices and Estimates

Vaxart’s management’s discussion and analysis of its financial condition and results of operations is based on its financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Vaxart’s estimates are based on its historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Vaxart believes that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Accrued Research and Development Costs

Vaxart records accrued expenses for estimated costs of its research and development activities conducted by third-party service providers, which include the conduct of preclinical and clinical trials and contract manufacturing activities. Vaxart records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and include these costs in accrued liabilities in the balance sheets and within research and development expense in the statements of operations and comprehensive loss. These costs are a significant component of its research and development expenses.

Vaxart estimates the amount of services provided through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. Vaxart makes significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, it adjusts its accrued estimates. Although Vaxart does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed, the number of subjects enrolled, and the rate of enrollment may vary from its estimates and could result in Vaxart reporting amounts that are too high or too low in any particular period. Vaxart’s accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from CROs and other third-party service providers. To date, there have been no material differences from its accrued expenses to actual expenses.

Vaxart recognizes revenue under research contracts when a contract has been executed, the contract price is fixed or determinable, delivery of services or products has occurred and collection of the contract price is reasonably assured.

Under the cost reimbursable contract with HHS BARDA, the Company is reimbursed for allowable costs, and recognizes revenue as allowable costs are incurred and the fixed-fee is earned. Reimbursable costs under the contract primarily include direct labor, subcontract costs, materials, equipment, travel, and approved overhead and indirect costs. Fixed fees under cost reimbursable contracts are earned in proportion to the allowable costs incurred in performance of the work relative to total estimated contract costs, with such costs incurred representing a reasonable measurement of the proportional performance of the work completed. Payments to Vaxart under cost reimbursable contracts, such as this contract, are provisional payments subject to adjustment upon annual audit by the government. Management believes that revenue for periods not yet audited has been recorded in amounts that are expected to be realized upon final audit and settlement. When the final determination of the allowable costs for any year has been made, revenue and billings may be adjusted accordingly in the period that the adjustment is known.

Estimated Fair Value of Embedded Derivative Liability

Vaxart has derivative instruments related to redemption features embedded within the outstanding convertible promissory notes that were issued in December 2014. The compound embedded derivative was accounted for as a liability at its estimated fair value at the inception of the obligation and is remeasured to fair value as of each balance sheet date, with the related re-measurement adjustment recognized as a component of changes in fair value of financial instruments in the statement of operations and comprehensive loss. The estimated fair value of the compound embedded derivative is determined using a Monte Carlo Simulation model. The inputs used to determine estimated fair value of the derivative instruments include the probabilities of the underlying events triggering the redemption event and their timing prior to the maturity date of the convertible promissory notes. Vaxart will record adjustments to the estimated fair value of the compound embedded derivative associated with the convertible promissory notes until the notes are converted into shares of its capital stock or are repaid.

Stock-Based Compensation

Vaxart recognizes compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. Vaxart estimates the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.

Vaxart accounts for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of these options is measured using the Black-Scholes option pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the remaining contractual life of the option. The fair value of the unvested options under these arrangements is subject to re-measurement over the vesting terms as earned.

Vaxart recorded stock-based compensation expense related to options granted to employees and non-employees of $0.3 million and $0.5 million for 2015 and 2016, respectively, and $0.4 million and $0.4 million for the nine months ended September 30, 2016 and 2017, respectively. As of September 30, 2017, Vaxart had $0.7 million of total unrecognized stock-based compensation costs, net of estimated forfeitures, which Vaxart expects to recognize over a weighted-average period of 2.17 years.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions, which determine the fair value of stock-based awards. These assumptions include:

●

Expected Term. Its expected term represents the period that its stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term).

●

Expected Volatility. Since Vaxart is a privately held company and do not have any trading history for its common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded life sciences companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle, or area of specialty.

●	Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

●	Expected Dividend. Vaxart has never paid dividends on its common stock and have no plans to pay dividends on its common stock. Therefore, Vaxart has used an expected dividend yield of zero.

In addition to the Black-Scholes assumptions, Vaxart estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment and if the actual number of future forfeitures differs from its estimates, Vaxart might be required to record adjustments to stock-based compensation in future periods.

The fair values of the shares of common stock underlying Vaxart’s share-based awards were estimated on each grant date by its board of directors. In order to determine the fair value of its common stock underlying option grants, its board of directors considered, among other things, prior and recent valuations of its common stock prepared by an unrelated third-party valuation firm in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for its common stock, its board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of its common stock, including its stage of development; progress of its research and development efforts; the rights, preferences and privileges of its preferred stock relative to those of its common stock; equity market conditions affecting comparable public companies and the lack of marketability of its common stock.

In determining a fair value for its common stock, Vaxart estimated the enterprise value of its business using the probability weighted expected return method, a form of the market approach. The market approach estimates the fair value of a company by including an estimated value of the business based on estimations surrounding future company values under various scenarios, such as initial public offering scenarios, merger and acquisition scenarios, stay-private or dissolution scenarios. The per share fair values from the scenarios were weighted based on the board of director’s estimate of the probability of the potential future outcomes.

After the closing of this merger, its board of directors will determine the fair value of each share of underlying common stock based on the closing price of its common stock as reported on the Nasdaq Global Market on the dates of grant.

Income Taxes

Vaxart uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Vaxart assesses the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

As of December 31, 2016, Vaxart’s total gross deferred tax assets were $27.1 million. Due to its lack of earnings history and uncertainties surrounding its ability to generate future taxable income, the gross deferred tax assets have been fully offset by a valuation allowance. The deferred tax assets were primarily comprised of federal and state tax net operating losses and tax credit carryforwards. Utilization of the net operating loss and tax credit carryforwards may be subject to an annual limitation due to historical or future ownership percentage change rules provided by the Internal Review Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of certain net operating loss and tax credit carryforwards before their utilization.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors of the Combined Company Following the Merger

Resignation of Current Executive Officers of Aviragen

Pursuant to the Merger Agreement, all of the current executive officers of Aviragen will resign immediately prior to the closing of the merger.

Executive Officers and Directors of the Combined Company Following the Merger

Pursuant to the Merger Agreement, five of the eight current directors of Aviragen will resign at or prior to the Effective Time. Prior to the Effective Time, the Aviragen board of directors will appoint four designees selected by Vaxart to serve as members of the combined company’s board of directors upon the closing of the merger. Collectively the reconstituted board is expected to satisfy the requisite independence requirements for the Aviragen board of directors, as well as the sophistication and independence requirements for the required committees pursuant to Nasdaq listing requirements. It is anticipated that the Vaxart designees will be Wouter W. Latour, M.D., Michael J. Finney, Ph.D., Jan Leschly and Richard J. Markham. It is expected that the continuing Aviragen directors will be Geoffrey F. Cox, Ph.D., John P. Richard and Anne M. VanLent

Following the merger, the management team of the combined company is expected to be composed of the management team of Vaxart. The following table lists the names and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon the completion of the merger:

Name	Age	Position(s)
Executive Officers
Wouter W. Latour, M.D.(1)	60	President, Chief Executive Officer and Director
John M. Harland	65	Chief Financial Officer
David Liebowitz, M.D., Ph.D.	55	Chief Medical Officer
Sean N. Tucker, Ph.D.	50	Founder and Chief Scientific Officer

Non-Employee Directors
Geoffrey F. Cox, Ph.D.(2)	73	Director
Michael J. Finney, Ph.D.(1)	59	Director
Jan Leschly(1)	76	Director
Richard J. Markham(1)	66	Director
John P. Richard(2)	60	Director
Anne M. VanLent(2)	69	Director

(1)     Vaxart designee
(2)     Aviragen designee

Executive Officers

Wouter W. Latour, M.D., has served as Vaxart’s President and Chief Executive Officer since September 2011 and has served as a member of the Vaxart board of directors since October 2011. From June 2011 to September 2011, Dr. Latour served as Vaxart’s Chief Operating Officer. From June 2009 until joining Vaxart, Dr. Latour was an independent consultant to life sciences companies. From January 2005 to May 2009, Dr. Latour was Chief Executive Officer and a member of the board of directors of Trinity Biosystems, Inc., a biopharmaceutical company. Prior to these roles, Dr. Latour held numerous executive positions at various pharmaceutical and biotechnology companies. Dr. Latour received an M.D. from the University of Amsterdam and an M.B.A. from Stanford University.

The combined company believes Dr. Latour is qualified to serve on its board of directors because of his extensive experience within the life sciences industry and because of the perspective and background that he brings as Vaxart’s President and Chief Executive Officer.

John M. Harland has served as Vaxart’s Chief Financial Officer since March 2014. From June 2011 to March 2014, Mr. Harland served as Chief Financial Officer and Secretary of Wafergen Biosystems, Inc., a publicly traded life sciences company focused on molecular biomarkers. From 2008 to 2010, Mr. Harland was Vice President of Finance and Administration and Assistant Secretary at Trinity Biosystems, Inc. a company focusing on oral delivery biopharmaceuticals, and from 2010 to 2011 he provided consulting services to life science companies. Mr. Harland began his career at Arthur Young & Company and is a certified public accountant (inactive) and holds FCA credentials. Mr. Harland received an M.A. in business studies and natural sciences from Cambridge University and an M.B.A. in taxation and finance from Golden Gate University.

David Liebowitz, M.D., Ph.D., has served as Vaxart’s Chief Medical Officer since January 2012. From 2007 to 2013, Dr. Liebowitz was Chief Scientific and Medical Officer at Vivaldi Biosciences, Inc., a biosciences company focused on the development of influenza vaccines. Prior to these roles, Dr. Liebowitz held numerous senior scientific roles at various biopharmaceutical companies and was an Assistant Professor at the University of Pennsylvania and the University of Chicago. Dr. Liebowitz received a B.S. and M.S. degree in biology from Emory University and a M.D. and Ph.D. in molecular genetics and cell biology from the University of Chicago.

Sean N. Tucker, Ph.D., has served as Vaxart’s Chief Scientific Officer since February 2010 and as a member of the Vaxart board of directors since March 2004. From March 2004 to February 2010, Dr. Tucker served as Vaxart’s Vice President of Research and Director of Immunology. Prior to these roles, Dr. Tucker held numerous scientific and engineering roles at various biotechnology companies. Dr. Tucker received a B.S. in chemical engineering from the University of Washington, an M.S. in chemical engineering from the University of California, Berkeley and a Ph.D. in immunology from the University of Washington.

Non-Employee Directors

Geoffrey F. Cox, Ph. D., has served as a member the Aviragen board of directors since 2000. He was a director (2000-2012) and the Non-Executive Chairman (2007 to 2012) of Nabi Biopharmaceuticals, Inc. prior to its merger with Aviragen in 2012. He served as the interim Chief Executive Officer of QLT Inc., an ophthalmology company based in Vancouver, BC, (from October 23, 2014 to November 30, 2016) and a director (from 2012 to August 2017). Dr. Cox has extensive pharmaceutical and biotechnology experience holding a broad range of senior management and board positions with private and public companies. Dr. Cox remains the Principal of Beacon Street Advisors LLC (since 2013) which provides corporate, operational and organizational strategic advice and interim management support to life sciences companies. Previously, he was a partner with Red Sky Partners LLC, a life sciences consulting firm (from 2011 to 2013). He also served as a director of Gallus Biopharmaceuticals LLC (2011 – 2014), a biologics contract manufacturing and development company, Immunomedics, Inc. a development stage oncology company (January 2017 – March 2017) and currently serves as a director of Lakewood-Amedex LLC (since 2013), a company developing novel antibiotics and RNA silencing technology. Dr. Cox was Chairman, President and Chief Executive Officer of GTC Biotherapeutics Inc. (now rEVO Biologics) (2001 to 2010), a company focused on the development of recombinant therapeutic proteins, including proteins for the treatment of rare diseases, using transgenic animal production technology. Prior to 2001, Dr. Cox was Executive Vice President, Operations of Genzyme Corporation and later Chairman, President and Chief Executive Officer of Aronex Pharmaceuticals Inc. Dr. Cox is a past Chairman and current member of the Board of the Massachusetts Biotechnology Council. He previously served on the Board of Biotechnology Industries Association and as a member of its Health Governing and Emerging Companies Sections. Dr. Cox received a B.Sc. (Hons) in biochemistry from the University of Birmingham, UK and Ph.D. in biochemistry from the University of East Anglia, UK.

The combined company believes Dr. Cox is qualified to serve on its board because of his extensive biotechnology industry expertise, including his many years of experience as an executive officer and board member of publicly-traded biotechnology companies.

Michael J. Finney, Ph.D., has served as a member of the Vaxart board of directors since July 2007. Since October 2004, Dr. Finney has served as the Managing Director of Finney Capital, a venture capital firm. Since 1986, Dr. Finney has served as a founder, director and/or investor in various life sciences companies. Currently, he sits on six private company boards. From 2009 to 2011, Dr. Finney served as Vaxart’s Chief Executive Officer. Dr. Finney received an A.B. in biochemical sciences from Harvard University and a Ph.D. in biology (genetics) from the Massachusetts Institute of Technology.

The combined company believes Dr. Finney is qualified to serve on its board of directors because of his extensive experience within the life sciences industry, including as a venture capitalist.

Jan Leschly has served as a member of the Vaxart board of directors since December 2009. Mr. Leschly founded Care Capital, LLC, a venture capital firm, in 2001 and has served as its Chairman and Managing Partner since 2001. Since 2005, Mr. Leschly has served as an Adjunct Professor at Copenhagen’s School of Business. Since 2000, Mr. Leschly has served on the board of directors of A.P. Moller-Maersk Group. Mr. Leschly received a B.S. in business administration from the Copenhagen School of Economics and Business Administration and an M.S. in pharmacy from the Copenhagen College of Pharmacy.

The combined company believes Mr. Leschly is qualified to serve on its board of directors because of his extensive experience within the pharmaceutical industry, including as a venture capitalist.

Richard J. Markham has served as a member of the Vaxart board of directors since December 2009. Since November 2004, Mr. Markham has been a partner at Care Capital, LLC, a venture capital firm. From May 2002 to August 2004, he was the Vice Chairman of the Management Board and Chief Operating Officer of Aventis SA, a pharmaceutical company. From December 1999 to May 2002, he was the Chief Executive Officer of Aventis Pharma AG, a pharmaceutical company. Previously he was the Chief Executive Officer of Hoechst Marion Roussel Inc., a pharmaceutical company, and the President and Chief Operating Officer of Marion Merrell Dow, Inc., a pharmaceutical company, and a member of its board of directors. From 1973 to 1993, Mr. Markham was associated with Merck & Co., a pharmaceutical company, culminating in his position as President and Chief Operating Officer. Since 2007, Mr. Markham has served as a member of the board of directors of NephroGenex, Inc. and as its board chairman since October 2013. From 2008 until 2016 he also served on the board of directors of CoLuid Pharmaceuticals, Inc. Mr. Markham also served on the board of directors of Acura Pharmaceuticals, Inc. from 2006 to 2013, Anacor Pharmaceuticals, Inc. from 2005 to 2012. Mr. Markham received a B.S. in pharmacy and pharmaceutical sciences from Purdue University.

The combined company believes that Mr. Markham is qualified to serve on its board of directors because of his extensive experience within the life sciences industry, his knowledge of finance and transactions and his historic knowledge of Vaxart’s company and its vaccine candidates.

John P. Richard, has served as a member of the Aviragen board of directors since August 2013. Mr. Richard is co-founder and Head of Corporate Development for Mereo BioPharma Group plc, a London-based biopharmaceutical company started in 2015. From 2005 until 2015 Mr. Richard was also a partner with Georgia Venture Partners, a seed venture capital firm focused on the biotechnology industry. He currently serves as a non-executive director of Phase4 Partners, and serves as a director of Catalyst Biosciences (NASDAQ: CBIO) and QUE Oncology, Inc. Earlier in his career he headed business development for the public companies SEQUUS Pharmaceuticals, VIVUS and Genome Therapeutics, and was co-founder and CEO of Impath. Mr. Richard received his M.B.A. from the Harvard Business School and a B.S. from Stanford University.

The combined company believes Mr. Richard is qualified to serve on its board because of his extensive executive, strategic, financial and business development experience within the biotechnology industry, and having led the business development function at several companies resulting in numerous pharmaceutical alliances.

Anne M. VanLent, has served as a member of the Aviragen board of directors and chair of Aviragen’s Audit Committee since May 2013 and as Lead Independent Director since November 2015. Ms. VanLent is President of AMV Advisors, providing corporate strategy and financial consulting services to emerging growth life sciences companies. Ms. VanLent also serves as a member of the board of directors and audit committee chair of Ocera Pharmaceuticals, Inc. and Applied Genetics Technologies Corporation (AGTC), both Nasdaq-listed companies. Ms. VanLent was the Executive Vice President and Chief Financial Officer of Barrier Therapeutics, Inc., a publicly-traded pharmaceutical company that develops and markets prescription dermatology products, from May 2002 through April 2008. From July 1997 to October 2001, she was the Executive Vice President – Portfolio Management for Sarnoff Corporation, a multidisciplinary research and development firm. From 1985 to 1993, she served as Senior Vice President and Chief Financial Officer of The Liposome Company, Inc., a publicly traded biopharmaceutical company. During the past five years, Ms. VanLent served as a director of Novelion Pharmaceuticals (formerly Aegerion Pharmaceuticals) from March 2013 to June 2017; Onconova Therapeutics, Inc. from July 2013 to May 2016; Penwest Pharmaceuticals Co., until its sale to Endo Pharmaceuticals in 2010; and at Integra Life Sciences until May 2013. Ms. VanLent received a B.A. degree in Physics from Mount Holyoke College.

The combined company believes Ms. VanLent is qualified to serve on its board of directors because of her extensive leadership and finance experience, and her extensive experience serving as a board member, audit committee member and audit committee chair of numerous public companies in the life sciences industry

Family Relationships

There are no family relationships among any of combined company’s directors or executive officers.

Board Composition

The combined company’s board of directors will consist of seven members upon the closing of the merger. Aviragen’s certificate of incorporation and bylaws provide that directors are to be elected at each annual meeting of stockholders to hold office until the next annual meeting and until their respective successors are elected and qualified. Vacancies on the board of directors resulting from death, resignation, retirement, disqualification or removal may be filled by the affirmative vote of a majority of the remaining directors then in office, whether or not a quorum of the board of directors is present. Newly created directorships resulting from any increase in the number of directors may, unless the board of directors determines otherwise, be filled only by the affirmative vote of the directors then in office, whether or not a quorum of the board of directors is present. Any director elected as a result of a vacancy shall hold office for a term expiring at the next annual meeting of stockholders and until such director’s successor shall have been elected and qualified.

Director Independence

The Aviragen board of directors undertook a review of the independence of the proposed directors of the combined company and considered whether any director has a material relationship with the combined company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, the board of directors has determined that all of the proposed directors, except Dr. Latour, due to his position as the chief executive officer of the combined company, is “independent” as that term is defined under the rules of Nasdaq.

In making these determinations, the board of directors considered the current and prior relationships that each non-employee director has with the combined company and all other facts and circumstances the board of directors deemed relevant in determining their independence, including the beneficial ownership of capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related-Party Transactions.”

Board Committees

The board of directors has the authority to appoint committees to perform certain management and administration functions. The board of directors has established an audit committee, a compensation committee and nominating and corporate governance committee. The board of directors may establish other committees to facilitate the management of the combined company’s business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by the board of directors.

All of the committees will comply with all applicable requirements of the Sarbanes-Oxley Act, NASDAQ and SEC rules and regulations as further described below. Following the closing of the merger, the charters for each of these committees will be available on the combined company’s website at www.vaxart.com. Such charters are currently available on Aviragen’s website at www.aviragen.com. Information contained on or accessible through Aviragen’s or Vaxart’s website is not a part of this proxy statement/prospectus/information statement, and the inclusion of such website address in this proxy statement/prospectus/information statement is an inactive textual reference only.

Audit Committee

The audit committee is expected to consist of Ms. VanLent, Mr. Richard and Dr. Finney. The Aviragen board of directors has determined each proposed number is independent under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of the audit committee is expected to be Ms. VanLent. The Aviragen board of directors has determined that Ms. VanLent is an “audit committee financial expert” within the meaning of SEC regulations. The Aviragen board of directors has also determined that each member of the audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of the board of directors with respect to the combined company’s accounting, financial and other reporting and internal control practices and to oversee its independent registered accounting firm. Specific responsibilities of the audit committee include:

●	selecting a qualified firm to serve as the independent registered public accounting firm to audit the combined company’s financial statements;

●	helping to ensure the independence and performance of the independent registered public accounting firm;

●

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, the combined company’s interim and year-end operating results;

●	developing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

●	reviewing policies on risk assessment and risk management;

●	reviewing related party transactions;

●

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes the combined company’s internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

●

approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Compensation Committee

The compensation committee is expected to consist of Mr. Markham, Ms. VanLent and Mr. Richard. The Aviragen board of directors has determined each proposed member of the compensation committee is independent under Nasdaq listing standards, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The chair of the compensation committee is expected to be Mr. Markham.

The primary purpose of the compensation committee is to discharge the responsibilities of the combined company’s board of directors to oversee compensation policies, plans and programs and to review and determine the compensation to be paid to the executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee include:

●	reviewing and approving, or recommending that the board of directors approve, the compensation of executive officers;

●	reviewing and recommending to the board of directors the compensation of the directors;

●	reviewing and approving, or recommending that the board of directors approve, the terms of compensatory arrangements with the executive officers;

●	administering the stock and equity incentive plans;

●	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisers;

●

reviewing and approving, or recommending that the board of directors approve, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for executive officers and other senior management, as appropriate; and

●	reviewing and establishing general policies relating to compensation and benefits of employees and reviewing the combined company’s overall compensation philosophy.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is expected to consist of Mr. Leschly and Dr. Cox. The chair of the nominating and corporate governance committee is expected to be Mr. Leschly. Each proposed member of the nominating and corporate governance committee is independent within the meaning of applicable listing standards, is a non-employee director and is free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the combined company’s board of directors in accordance with the applicable Nasdaq listing standards. Specific responsibilities of the nominating and corporate governance committee include:

●	identifying, evaluating and selecting, or recommending that the board of directors approve, nominees for election to the board of directors;

●	evaluating the performance of the board of directors and of individual directors;

●	considering and making recommendations to the board of directors regarding the composition of the committees of the board of directors;

●	reviewing developments in corporate governance practices;

●	evaluating the adequacy of corporate governance practices and reporting;

●	reviewing management succession plans;

●	developing and making recommendations to the board of directors regarding corporate governance guidelines and matters; and

●	overseeing an annual evaluation of the board of directors’ performance.

Code of Business Conduct and Ethics

The combined company will adopt a code of business conduct and ethics that applies to all of its employees, officers, including the principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions and agents and representatives, including directors and consultants. The full text of the code of business conduct and ethics will be posted on the combined company’s website at www.vaxart.com. The combined company intends to disclose future amendments to certain provisions of the code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and the directors, on the website identified above. Information contained on or accessible through the website is not a part of this proxy statement/prospectus/information statement and the inclusion of the website address in this proxy statement/prospectus/information statement is an inactive textual reference only.

Compensation Committee Interlocks and Insider Participation

Following the closing of the merger, Mr. Markham, Ms. VanLent and Mr. Richard are expected to serve as members of the compensation committee. None of the proposed members of combined company’s compensation committee has ever been an officer or employee of either company. None of the combined company’s executive officers serve, or have served during the last fiscal year, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of the combined company’s directors or on the compensation committee.

Non-Employee Director Compensation

Vaxart

During 2016, Vaxart did not pay any compensation or grant any stock options or stock awards to its non-employee directors. As of December 31, 2016, no Vaxart non-employee director held any stock options or stock awards.

Aviragen

The following table summarizes compensation for fiscal 2017 received by members of the Aviragen board of directors who are expected to serve on the combined company’s board of directors.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Geoffrey Cox, Ph.D.(2)	$52,375	$5,940	$58,315
John P. Richard(3)(4)	54,875	5,940	60,815
Anne VanLent(5)	74,125	5,940	80,065

(1)

Amounts represent the grant date valuation of the awards computed in accordance with the FASB ASC Topic 718. In May 2017, each non-employee director received a stock option to purchase 20,000 shares of Aviragen common stock with an exercise price of $0.49 per share. The awards will vest on the earlier of the one year anniversary of the grant date or a change in control (including the closing of the merger), subject to continued service on the applicable vesting date. See Note 10 to Aviragen’s Consolidated Financial Statements included in this proxy statement/prospectus/information statement for a discussion of the relevant assumptions used in calculating value pursuant to FASB ASC Topic 718.

(2)

As of June 30, 2017, Dr. Cox held vested options to purchase 76,666 shares of Aviragen common stock and unvested options to purchase 20,000 shares of Aviragen common stock, all which will accelerate and vest in full upon the closing of the merger.

(3)

As of June 30, 2017, Mr. Richard held vested options to purchase 85,000 shares of Aviragen common stock and unvested options to purchase 20,000 shares of Aviragen common stock, all of which will accelerate and vest in full upon the closing of the merger.

(4)	Includes compensation earned from participation on Aviragen’s transactions committee of $4,500.

(5)

As of June 30, 2017, Ms. VanLent held vested options to purchase 85,000 shares of Aviragen common stock and unvested options to purchase 20,000 shares of Aviragen common stock, all of which will accelerate and vest in full upon the closing of the merger.

Combined Company Non-Employee Director Compensation Policy

The combined company expects to adopt a non-employee director compensation policy, pursuant to which non-employee directors will be eligible to receive compensation for service on the combined company’s board of directors and committees of the board of directors.

VAXART EXECUTIVE COMPENSATION

Vaxart’s named executive officers, consist of its principal executive officer and the next two most highly compensated executive officers and, are:

●	Wouter W. Latour, M.D., its President and Chief Executive Officer;
●	Sean N. Tucker, Ph.D., its Chief Scientific Officer; and
●	David Liebowitz, M.D., Ph.D., its Chief Medical Officer.

These individuals are expected to serve the combined company in the same capacities after the closing of the merger.

2016 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to Vaxart’s named executive officers during 2016.

Name and Principal Position	Year	Salary	Non-Equity Incentive Plan Compensation (1)	Option Awards (2)	All Other Compensation (3)	Total

Wouter W. Latour, M.D. President and Chief Executive Officer	2016	$399,000	$101,745	$94,837	$28,445	$624,027

Sean N. Tucker, Ph.D. Chief Scientific Officer	2016	290,850	61,806	68,612	133	421,401

David Liebowitz, M.D., Ph.D. Chief Medical Officer	2016	400,000	28,322	46,881	18,554	493,757

(1)

Represents amounts accrued but not paid under Vaxart’s 2016 bonus program based on the achievement at the 85% level of Vaxart’s corporate goals as determined by the Vaxart board of directors. The Vaxart board of directors has not determined the achievement by the named executive officers of their individual goals and therefore, the amount to be paid to such officers may be higher or lower than the amounts set forth herein. Vaxart’s 2016 corporate goals related to the advancement of Vaxart’s clinical and preclinical programs, manufacturing processes, business and corporate development objectives.

(2)

Amounts shown in this column do not reflect dollar amounts actually received by Vaxart’s named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted in the year ended December 31, 2016, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to Vaxart’s financial statements included in this proxy statement/prospectus/information statement. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Vaxart’s named executive officers will only realize compensation to the extent the trading price of Vaxart common stock is greater than the exercise price of such stock options.

(3)	Represents health insurance reimbursement paid by Vaxart.

Outstanding Equity Awards at December 31, 2016

The following table provides information regarding outstanding equity awards held by Vaxart’s named executive officers as of December 31, 2016. None of the Vaxart named executive officers exercised any options to purchase Vaxart common stock in 2016 and no stock awards were granted to the Vaxart named executive officers in 2016.

			Option Awards (1)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable (2)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price Per Share (3)	Option Expiration Date
Wouter W. Latour, M.D	6/29/2011	6/15/2011	324,600	-	$0.16	6/29/2021
	11/3/2011	10/1/2011	468,900	-	$0.16	11/3/2021
	8/8/2013	8/1/13	548,602	109,721	$0.13	8/8/2023
	5/8/2014	5/8/2014	478,206	262,242	$0.16	5/8/2024
	7/23/2015	7/1/2015	337,500	562,500	$0.35	7/23/2025
	3/25/2016	3/25/2016	-	533,000	$0.26	3/25/2026
Sean N. Tucker, Ph.D	3/13/2008	7/17/2008	100,000	-	$0.13	3/13/2018
	8/27/2010	2/2/2010	200,000	-	$0.13	8/27/2020
	3/30/2011	3/30/2011	50,000	-	$0.13	3/30/2021
	4/13/2012	3/1/2012	150,000	-	$0.16	4/13/2022
	8/8/2013	8/1/2013	435,563	87,113	$0.13	8/8/2023
	5/8/2014	5/8/2014	372,218	204,120	$0.16	5/8/2024
	7/23/2015	7/1/2015	187,500	312,500	$0.35	7/23/2025
	3/25/2016	3/25/2016	-	384,000	$0.26	3/25/2026
David Liebowitz, M.D., Ph.D	11/15/2012	12/19/2011	150,000	-	$0.15	11/15/2022
	8/8/2013	8/1/2013	103,705	20,742	$0.13	8/8/2023
	5/8/2014	5/8/2014	294,822	161,678	$0.16	5/8/2024
	7/23/2015	7/1/2015	187,500	312,500	$0.35	7/23/2025
	3/25/2016	3/25/2016	-	262,000	$0.26	3/25/2026

(1)

All of the option awards were granted under Vaxart’s Amended and Restated 2007 Equity Incentive Plan, the terms of which are described below under “Vaxart Executive Compensation—Employee Benefit Plans—Amended and Restated 2007 Equity Incentive Plan.”

(2)

The shares are scheduled to vest over a four-year period as follows: 25% of the shares underlying the options vest on the one-year anniversary of the vesting commencement date and 1/48th of the shares vest each month thereafter, subject to the officer’s continued service with Vaxart through each relevant vesting date. Pursuant to Vaxart’s Amended and Restated 2007 Equity Incentive Plan, the vesting of all stock awards, including stock options held by its executive officers will accelerate upon a change in control.

(3)	The exercise price per share of the stock options reflects the fair market value per share of Vaxart common stock on the date of grant as determined by the Vaxart board of directors.

Pension Benefits

Vaxart’s executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by Vaxart during 2016.

Nonqualified Deferred Compensation

Vaxart’s executive officers did not participate in, or otherwise earn any benefits under, any non-qualified deferred compensation plan sponsored by Vaxart during 2016.

Vaxart’s Employment Arrangements

Vaxart has offer letters with each of its executive officers. The offer letters generally provide for at-will employment and set forth the executive officer’s initial base salary and eligibility for employee benefits. In addition, each of Vaxart’s named executive officers has executed its standard proprietary information and inventions agreement. Please see the section titled “Vaxart Executive Compensation—Outstanding Equity Awards at December 31, 2016” for information regarding outstanding stock awards held by Vaxart’s named executive officers. The key terms of employment with Vaxart’s executive officers are described below.

Offer Letters

Wouter W. Latour, M.D. In May 2011, Vaxart extended an offer letter to Wouter W. Latour, M.D., Vaxart’s President and Chief Executive Officer. The offer letter was subsequently amended in October 2011. The offer letter has no specific term and constitutes an at-will employment arrangement. Dr. Latour’s current annual base salary is $420,900 and his annual target bonus is 30% of his base salary. The offer letter provided Dr. Latour with a $25,000 signing bonus. In connection with his employment, Dr. Latour was granted an initial stock option for 324,600 shares of common stock with an exercise price of $0.16 per share. The shares underlying the option are fully vested.

David Liebowitz, M.D., Ph.D. In May 2015, Vaxart extended an offer letter to David Liebowitz, M.D., Ph.D., Vaxart’s Chief Medical Officer. The offer letter has no specific term and constitutes an at-will employment arrangement. Dr. Liebowitz’s current annual base salary is $408,000.

Sean N. Tucker, Ph.D. In May 2006, Vaxart extended an offer letter to Sean N. Tucker, Ph.D., Vaxart’s Chief Scientific Officer. The offer letter has no specific term and constitutes an at-will employment arrangement. Dr. Tucker’s current annual base salary is $306,800 and his annual target bonus is 25% of his base salary. In connection with his employment, Dr. Tucker was granted an initial stock option for 130,000 shares of common stock with an exercise price of $0.07 per share. The shares underlying the option are fully vested and have been exercised by Dr. Tucker.

John M. Harland. In March 2014, Vaxart extended an offer letter to John M. Harland, Vaxart’s Chief Financial Officer. The offer letter has no specific term and constitutes an at-will employment arrangement. Mr. Harland’s current annual base salary is $296,900 and his annual target bonus is 25% of his base salary. In connection with his employment, Mr. Harland was granted a stock option for 475,000 shares of common stock with an exercise price of $0.16 per share. The shares underlying the option vest at 25% on the one-year anniversary of the vesting commencement date and 1/48th of the shares vest each month thereafter, subject to Mr. Harland’s continued service with Vaxart through each relevant vesting date.

Rule 10b5-1 Sales Plans

The combined company's directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of Aviragen common stock on a periodic basis. Under a Rule 10b5-1 plan a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. The combined company's directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information. Any purchase or sales by the combined company's directors and executive officers, including pursuant to a 10b5-1 plan, will be subject to the terms of any lock-up agreements entered into by such directors and executive officers.

Employment Benefits Plans

At the Effective Time, each option to purchase Vaxart common stock that is outstanding and unexercised immediately prior to the Effective Time under the Vaxart, Inc. 2007 Stock Option Plan, or the Vaxart 2007 Plan, whether or not vested, will be converted into an option to purchase Aviragen common stock. Aviragen will assume the Vaxart 2007 Plan. All rights with respect to Vaxart common stock under Vaxart options assumed by Aviragen will be converted into rights with respect to Aviragen common stock. Accordingly, from and after the Effective Time, each Vaxart stock option assumed by Aviragen may be exercised for such number of shares of Aviragen common stock as is determined by multiplying the number of shares of Vaxart common stock subject to the option by the exchange ratio and rounding that result down to the nearest whole number of shares of Aviragen common stock. The per share exercise price of the converted option will be determined by dividing the existing exercise price of the option by the exchange ratio and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Vaxart option assumed by Aviragen will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Vaxart options will generally remain unchanged; provided, that any Vaxart options assumed by Aviragen may be subject to adjustment to reflect changes in Aviragen capitalization after the Effective Time and that the Aviragen board of directors or a committee thereof will succeed to the authority of the Vaxart board of directors with respect to each assumed Vaxart option.

Amended and Restated 2007 Equity Incentive Plan

The Vaxart board of directors adopted, and its stockholders approved, the Vaxart 2007 Plan in July 2007. The Vaxart’s 2007 Plan was terminated in accordance with its terms in July 2017 and no further stock awards may be granted under the Vaxart 2007 Plan.

The Vaxart 2007 Plan provided for the grant of ISOs, within the meaning of Section 422 of the Code, to Vaxart’s employees, and for the grant of nonqualified stock options, restricted stock awards and stock appreciation rights to Vaxart’s employees, directors and consultants.

Authorized Shares. As of September 30, 2017, stock options to purchase 15,961,182 shares were outstanding under the Vaxart 2007 Plan.

Plan Administration. The Vaxart board of directors or a duly authorized committee of its board of directors administers the Vaxart 2007 Plan and the stock awards granted under it. Subject to the terms of the Vaxart 2007 Plan, the board of directors has the authority to determine and amend the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of Vaxart common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under the Vaxart 2007 Plan.

The board of directors has the power to modify outstanding awards under the Vaxart 2007 Plan. The board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under GAAP, with the consent of any adversely affected participant.

Corporate Transactions. The Vaxart 2007 Plan provides that in the event of a specified corporate transaction, as defined under the Vaxart 2007 Plan, each outstanding stock award may be assumed or continued or an equivalent stock award may be substituted by a successor corporation and any reacquisition or repurchase rights held by Vaxart in respect of common stock issued pursuant to prior stock awards may be assigned to the successor corporation. If the successor corporation does not agree to assume or continue the stock award or to substitute an equivalent stock award, such stock awards will become fully vested and exercisable prior to the corporate transaction, and any reacquisition or repurchase rights will lapse. Any awards that have not been assumed, continued, substituted, or exercised prior to the corporate transaction will terminate at the closing of the transaction.

Change of Control. The Vaxart 2007 Plan provides that in the event of a change of control, as defined in the Vaxart 2007 Plan, any outstanding awards will vest fully.

Transferability. A participant may not transfer stock awards under the Vaxart’s 2007 Plan other than by will, the laws of descent and distribution, or as otherwise provided under the Vaxart’s 2007 Plan.

401(k) Plan

Vaxart’s 401(k) Plan is a deferred savings retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Code. All Vaxart employees are generally eligible to participate in the 401(k) Plan subject to certain eligibility requirements, including requirements relating to age. Under the 401(k) Plan, each employee may make pre-tax contributions of up to 100% of their eligible compensation up to the current statutorily prescribed annual limit on pre-tax contributions under the Code. Employees who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by employees and any employer contributions that Vaxart makes to the 401(k) Plan and the income earned on those contributions are generally not taxable to employees until withdrawn. Employer contributions that Vaxart makes to the 401(k) Plan are generally deductible when made. Employee contributions are held in trust as required by law. An employee’s interest in his or her pre-tax deferrals, including, with the exception of certain discretionary contributions and subject to certain tenure requirements any matching contributions made by us, is 100% vested when contributed.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2016 and all currently proposed transactions, to which either Aviragen or Vaxart has been a participant, in which:

●	the amounts exceeded or will exceed $120,000; and

●

any of the directors, executive officers or holders of more than 5% of the respective capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Aviragen

Since January 1, 2016, there have been no transactions, and there are no proposed transactions, in which the amount involved exceeds $120,000 to which Aviragen or any of its subsidiaries was (or is to be) a party and in which any director, director nominee, executive officer, holder of more than 5% of Aviragen capital stock, or any immediate family member of or person sharing the household with any of these individuals, had (or will have) a direct or indirect material interest.

Aviragen Related-Party Transactions Policy and Procedures

Aviragen’s Related Party Transaction Policy and Procedures requires all directors and officers of Aviragen to bring any potential transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) involving a “related person” (as such term is defined in Item 404 of Regulation S-K) to the attention of the Audit Committee or such other committee of the Board as shall be appropriate, or the Committee. Under the policy, the Committee is responsible for reviewing and either approving or disapproving transactions involving potential conflicts of interest with corporate officers and directors, whenever possible in advance of the creation of such transaction or conflict and all other related party transactions. In determining whether to approve or ratify such a transaction, the Committee will take into account, among other factors it deems appropriate, the material terms of the transaction, the nature of the related party’s interest in the transaction, the significance of the transaction to the related party and the nature of the related party’s relationship with Aviragen, the significance of the transaction to Aviragen, and whether the transaction would present an improper conflict of interest for any director or officer of Aviragen taking into account factors like the size of the transaction, the overall financial position of the director or officer, the direct or indirect nature of the director’s or officer’s interest in the transaction and the ongoing nature of any proposed relationship and any other factors deemed relevant.

Vaxart

Dividend Payments

As of September 30, 2017, Vaxart had approximately $13.9 million of cumulative but unpaid accruing dividends to the holders of its Series B Preferred Stock and Series C Preferred Stock. Based on an assumed payment date of March 31, 2018, immediately prior to the closing of the merger, Vaxart expects to issue 22,974,440 shares of common stock in payment of approximately $15.3 million of cumulative accrued dividends on its Series B Preferred Stock and Series C Preferred Stock. The following table summarizes the expected payments to Vaxart’s executive officers, directors and holders of more than 5% of Vaxart’s capital stock immediately prior to the closing of the merger.

Name	Number of Shares of Vaxart Common Stock
Entities affiliated with Care Capital(1)	18,573,661
Life Science Angel Investors III, LLC	1,139,564
Michael J. Finney, Ph.D(2)	1,374,863
Sean N. Tucker, Ph.D.(3)	113,470

(1)

Includes Care Capital Investments III, LP and Care Capital Offshore Investments III, LP. Messrs. Leschly and Markham, each a member of the Vaxart board of directors, are the Chairman and Managing Partner, and a partner, respectively, of Care Capital, LLC.

(2)	Dr. Finney is a member of the Vaxart board of directors.

(3)	Includes notes purchased by Dr. Tucker and his spouse. Dr. Tucker is Vaxart’s Chief Scientific Officer and a member of the Vaxart board of directors.

Convertible Note Financing

In December 2014 and November 2015, Vaxart issued and sold convertible promissory notes in the aggregate principal amount of $29.4 million. Based on an assumed conversion date of         , 2018, the notes will convert into approximately 79,671,818 shares of common stock immediately prior to the closing of this merger. The notes carry an interest rate of 8% per annum. The following table summarizes purchases of the notes by Vaxart’s executive officers, directors and holders of more than 5% of Vaxart’s capital stock and the expected number of shares of Vaxart common stock to be issued upon conversion immediately prior to the closing of the merger.

Name	Aggregate Principal Amount of Notes	Number of Shares of Vaxart Common Stock
Entities affiliated with Care Capital(1)	$25,000,000	67,719,118
Life Science Angel Investors III, LLC	1,055,000	2,877,445
Michael J. Finney, Ph.D(2)	1,750,000	4,775,523
Sean N. Tucker, Ph.D.(3)	50,000	134,139

(1)

Includes notes purchased by Care Capital Investments III, LP and Care Capital Offshore Investments III, LP. Messrs. Leschly and Markham, each a member of the Vaxart board of directors, are the Chairman and Managing Partner, and a partner, respectively, of Care Capital, LLC.

(2)	Dr. Finney is a member of the Vaxart board of directors.
(3)	Includes notes purchased by Dr. Tucker and his spouse. Dr. Tucker is Vaxart’s Chief Scientific Officer and a member of the Vaxart board of directors.

Amended and Restated Investors’ Rights Agreement

In July 2013, Vaxart entered into an amended and restated investors’ rights agreement, with certain holders of Vaxart’s preferred stock and common stock, including holders of more than 5% of Vaxart’s capital stock, and entities affiliated with certain of its directors. The agreement provided for registration rights, a right of first refusal in favor of certain holders of Vaxart’s preferred stock with regard to certain issuances of Vaxart’s capital stock. The amended and restated investors rights agreement and the rights of first refusal will not apply to, and will terminate upon, the closing of the merger.

Offer Letters

Vaxart has entered into offer letters with its executive officers. For more information regarding these offer letters, see the section titled “Vaxart Executive Compensation—Vaxart’s Employment Arrangements.” Please also see the section titled “Vaxart Executive Compensation” for a summary of compensation paid to Vaxart’s named executive officers in 2016.

Equity Grants

Vaxart has granted stock options to its executive officers. For a description of these stock options, see the section titled “Vaxart Executive Compensation—Outstanding Equity Awards at December 31, 2016.”

Indemnification Agreements

The amended and restated certificate of incorporation of the combined company will contain provisions limiting the liability of directors, and the combined company’s amended and restated bylaws provides that it will indemnify its directors and executive officers to the fullest extent permitted under Delaware law. The amended and restated certificate of incorporation and bylaws will also provide the board of directors with discretion to indemnify other officers, employees and agents when determined appropriate by the combined company’s board of directors. In addition, Vaxart has entered into an indemnification agreement with each of its directors and executive officers, which requires it to indemnify them. For more information regarding these agreements, see the section titled “The Merger—Limitations of Liability and Indemnification of Directors and Officers.”

Vaxart Related Party Transaction Policy

All of the Vaxart transactions described in this section were entered into prior to the adoption of a related party transaction policy. Although Vaxart has not had a written policy for the review and approval of transactions with related persons, its board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to its board of directors. The Vaxart board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to Vaxart and in the best interest of all its stockholders.

Vaxart believes the terms obtained or consideration that it paid or received, as applicable, in connection with the transactions described above were comparable to terms available or the amounts that would be paid or received, as applicable in arm’s-length transactions.

Combined Company Related Party Transaction Policy

The combined company intends to adopt a formal written policy that its executive officers, directors, holders of more than 5% of any class of its voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with the combined company without the prior consent of its audit committee, or other independent members of its board of directors in the event it is inappropriate for the audit committee to review such transaction due to a conflict of interest. Any request for the combined company to enter into a transaction with an executive officer, director, principal stockholder or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to its audit committee for review, consideration and approval. In approving or rejecting any such proposal, the combined company’s audit committee will consider the relevant facts and circumstances available and deemed relevant to the combined company’s audit committee, including, but not limited to, whether the transaction will be on terms no less favorable than terms generally available to an unaffiliated third- party under the same or similar circumstances and the extent of the related-party’s interest in the transaction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following information does not give effect to the proposed reverse stock split of Aviragen common stock described in the Reverse Stock Split Proposal.

The following unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under U.S. GAAP, and gives effect to the transaction between Aviragen and Vaxart to be accounted for as a reverse acquisition, with Vaxart being deemed the acquiring company for accounting purposes.

Vaxart was determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Vaxart stockholders are expected to own approximately 60% of the voting interests of the combined company immediately following the closing of the transaction; (ii) directors appointed by Vaxart will hold a majority of board seats in the combined company; and (iii) Vaxart management will hold all key positions in the management of the combined company.

The unaudited pro forma condensed combined balance sheet as of September 30, 2017 assumes that the transaction took place on September 30, 2017 and combines the historical balance sheets of Aviragen and Vaxart as of such date. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2017 and for the year ended December 31, 2016 assumes that the transaction took place as of January 1, 2016, and combines the historical results of Aviragen and Vaxart for each period. The historical financial statements of Aviragen and Vaxart have been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined company’s results.

Because Vaxart will be treated as the accounting acquirer, Vaxart’s assets and liabilities will be recorded at their pre-combination carrying amounts and the historical operations that are reflected in the unaudited pro forma condensed combined financial information will be those of Vaxart. Aviragen’s assets and liabilities will be measured and recognized at their fair values as of the transaction date, and combined with the assets, liabilities and results of operations of Vaxart after the consummation of the transaction.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting, expected to be completed after the closing of the transaction, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position. In addition, differences between the preliminary and final amounts will likely occur as a result of the amount of cash used for Aviragen’s operations, changes in the fair value of Aviragen common stock, and other changes in Aviragen’s assets and liabilities.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Aviragen and Vaxart been a combined company during the specified periods. The actual results reported in periods following the transaction may differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this pro forma financial information.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate Aviragen and Vaxart historical financial statements, and their respective management’s discussion and analysis of financial condition and results of operations. Vaxart’s historical unaudited financial statements for the nine months ended September 30, 2017 and 2016, and audited financial statements for the years ended December 31, 2016 and December 31, 2015 are included elsewhere in this proxy statement/prospectus/information statement. Aviragen’s historical unaudited consolidated financial statements for the three months ended September 30, 2017 and 2016, and the audited consolidated financial statements for the years ended June 30, 2017 and June 30, 2016 are included elsewhere in this proxy statement/prospectus/information statement.

The unaudited pro forma condensed combined financial information is presented based upon Vaxart’s calendar year end. Therefore, Aviragen’s historical June 30 fiscal year end statements of operations have been adjusted to conform to the calendar year end presentation used in the pro forma information.

Unaudited Pro Forma Condensed Combined Balance Sheet
September 30, 2017
(in millions)

	Vaxart	Aviragen	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$1.9	$19.6	$-		$21.5
Receivables	0.3	-	-		0.3
Non-cash receivable	-	0.1	(0.1)	B	-
Short-term investments	3.4	14.5	-		17.9
Prepaid expenses and other current assets	0.3	0.3	-		0.6

Total current assets	5.9	34.5	(0.1)		40.3

Property and equipment, net	0.8	0.2	-		1.0
Intangible assets	-	-	23.9	C	23.9

Total assets	$6.7	$34.7	$23.8		$65.2

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$0.8	$1.3	$-		$2.1
Accrued and other current liabilities	1.8	2.2	5.8	A	9.8
Note payable	-	0.2	-		0.2
Liability related to sale of future royalty	-	1.5	-		1.5
Secured promissory note, current	1.1	-	-		1.1
Total current liabilities:	3.7	5.2	5.8		14.7

Note payable	-	0.1	-		0.1
Liability related to sale of future royalty	-	15.4	(2.4)	B	13.0
Convertible promissory note – related party	34.6	-	(34.6)	D	-
Embedded derivative liability	2.4	-	(2.4)	D	-
Secured promissory note, long-term	3.8	-	-		3.8
Other liabilities	-	0.1	-		0.1

Total liabilities	44.5	20.8	(33.6)		31.7

Stockholders’ equity (deficit):
Common stock	-	3.9	5.8	E	9.7
Additional paid-in capital	41.1	160.1	(146.2)	E	92.0
			37.0	D
Accumulated other comprehensive income	-	19.0	(19.0)	E	-
Accumulated deficit	(78.9)	(169.1)	169.1	E	(68.2)
			(3.5)	A
			14.2	H

Total stockholders’ equity (deficit)	(37.8)	13.9	57.4		33.5

Total liabilities and stockholders’ equity	$6.7	$34.7	$23.8		$65.2

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2016
(in millions, except share and per share data)

	Vaxart	Aviragen	Pro Forma Adjustments		Pro Forma Combined
Revenue:
Royalty revenue	$-	$7.3	$-		$7.3
Non-cash royalty revenue	-	2.5	-		2.5
Revenue from government contract	8.1	-	-		8.1
Total revenue	8.1	9.8	-		17.9
Operating expense:
Research and development	17.6	32.3	-		49.9
Amortization of intangible assets	-	-	3.2	C	3.2
General and administrative	3.2	7.9	-		11.1
Foreign exchange gain, net	-	(0.3)	-		(0.3)
Total operating expense	20.8	39.9	3.2		63.9
Loss from operations	(12.7)	(30.1)	(3.2)		(46.0)
Other income (expense):
Interest and other income, net	-	0.1	-		0.1
Interest expense	(3.9)	-	3.9	D	-
Change in fair value of financial instruments	0.2	-	(0.2)	D	-
Non-cash interest expense	-	(1.2)	-		(1.2)
Total other income (expense), net	(3.7)	(1.1)	3.7		(1.1)
Net loss before provision for income taxes	(16.4)	(31.2)	0.5		(47.1)
Income tax expense	-	(0.1)	-		(0.1)
Net loss	$(16.4)	$(31.3)	$0.5		$(47.2)

Net loss attributable to common stockholders	$(19.2)	$(31.3)	$3.3	D	$(47.2)

Basic and diluted loss per share	$(2.86)	$(0.81)			$(0.49)
Basic and diluted weighted average shares outstanding	6,734,912	38,640,438			96,614,294	G

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2017
(in millions, except share and per share data)

	Vaxart	Aviragen	Pro Forma Adjustments		Pro Forma Combined
Revenue:
Royalty revenue	$-	$4.1	$-		$4.1
Non-cash royalty revenue	-	1.0	-		1.0
Revenue from government contract	5.1	-	-		5.1
Total revenue	5.1	5.1	-		10.2
Operating expense:
Research and development	10.4	13.3	-		23.7
Amortization of intangible assets	-	-	2.4	C	2.4
General and administrative	2.0	6.0	(0.7)	F	7.3
Foreign exchange loss, net	-	0.1	-		0.1
Total operating expense	12.4	19.4	1.7		33.5
Loss from operations	(7.3)	(14.3)	(1.7)		(23.3)
Other income (expense):
Interest and other income, net	0.1	0.2	-		0.3
Interest expense	(2.3)	-	1.9	D	(0.4)
Change in fair value of financial instruments	1.0	-	(1.0)	D	-
Non-cash interest expense	-	(1.3)	-		(1.3)
Total other income (expense), net	(1.2)	(1.1)	0.9		(1.4)
Net loss before provision for income taxes	(8.5)	(15.4)	(0.8)		(24.7)
Income tax expense	-	(0.2)	-		(0.2)
Net loss	$(8.5)	$(15.6)	$(0.8)		$(24.9)

Net loss attributable to common stockholders	$(10.7)	$(15.6)	$1.4	D	$(24.9)

Basic and diluted loss per share	$(1.58)	$(0.40)			$(0.26)
Basic and diluted weighted average shares outstanding	6,738,292	38,648,630			96,622,486	G

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1. Description of Transaction and Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of SEC Regulation S-X, and present the pro forma financial position and results of operations of the combined companies based upon the historical data of Aviragen and Vaxart.

Description of Transaction

On October 27, 2017, Aviragen Therapeutics, Inc., or Aviragen, a Delaware corporation, Agora Merger Sub, Inc., a Delaware corporation, or Merger Sub, and Vaxart, Inc., a privately held clinical-stage Delaware corporation focused on developing oral recombinant vaccines from its proprietary delivery platform, or Vaxart, entered into an Agreement and Plan of Merger and Reorganization, the Merger Agreement, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Vaxart, with Vaxart becoming a wholly-owned subsidiary of Aviragen and the surviving corporation of the merger. The merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, or the Effective Time, (a) each outstanding share of capital stock of Vaxart, will be converted into the right to receive the number of shares of the combined company’s common stock equal to the exchange ratio described below and (b) each outstanding Vaxart stock option, whether vested or unvested, and warrant that has not previously been exercised prior to the Effective Time will be assumed by Aviragen. Immediately following the merger, the name of Aviragen will be changed from “Aviragen Therapeutics, Inc.” to “Vaxart, Inc.”

Under the exchange ratio formula in the Merger Agreement, as of immediately after the merger and assuming no adjustments for cash balances as provided for in the Merger Agreement, the former Vaxart securityholders are expected to own approximately 60% of the aggregate number of shares of the combined company’s common stock issued and outstanding following the closing of the merger, or the Post-Closing Shares, and the securityholders of Aviragen as of immediately prior to the merger are expected to own approximately 40% of the aggregate number of Post-Closing Shares.

The merger is subject to the approval of stockholders of each company as well as other customary conditions.

Basis of Presentation

Vaxart has preliminarily concluded that the transaction represents a business combination pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations. Because Vaxart securityholders will own approximately 60% of the voting stock of the combined company after the merger, Vaxart directors will hold a majority of the board seats in the combined company, and Vaxart management will hold a majority of key positions in the management of the combined company, Vaxart is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. Vaxart has not yet completed an external valuation analysis of the fair market value of Aviragen’s assets to be acquired and liabilities to be assumed. Using the estimated total consideration for the transaction, Vaxart has estimated the allocations to such assets and liabilities. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma condensed combined balance sheet. The final purchase price allocation will be determined when Vaxart has determined the final consideration and completed the detailed valuations and other studies and necessary calculations. The final purchase price allocation could differ materially from the preliminary purchase price allocation used to prepare the pro forma adjustments. The final purchase price allocation may include (i) changes in allocations to intangible assets and bargain purchase gain or goodwill based on the results of certain valuations and other studies that have yet to be completed, (ii) other changes to assets and liabilities and (iii) changes to the ultimate purchase consideration.

2. Preliminary Purchase Price

Pursuant to the Merger Agreement, at the closing of the transaction, Aviragen will issue to Vaxart stockholders a number of shares of Aviragen common stock representing approximately 60% of the outstanding shares of common stock of the combined company. The estimated preliminary purchase price, which represents the consideration transferred to Aviragen securityholders in the reverse transaction is calculated based on the number of shares of common stock of the combined company that Aviragen securityholders will own as of the closing of the transaction, as described below. The accompanying unaudited pro forma condensed combined financial information reflects an estimated purchase price of approximately $23.6 million, which consists of the following (in millions except for share and per share amounts):

Estimated number of shares of the combined company to be owned by Aviragen securityholders (1)	38,649,237
Multiplied by the assumed price per share of Aviragen stock (2)	$0.61

Total preliminary estimated purchase price	$23.6

(1)

Represents the number of shares of common stock of the combined company that Aviragen securityholders would own as of the closing of the transaction pursuant to the Merger Agreement. This amount is calculated, for purposes of this unaudited pro forma condensed combined financial information, as 38,649,237 shares of Aviragen common stock outstanding as of September 30, 2017 and does not give effect to the proposed reverse stock split of Aviragen common stock described in the Reverse Stock Split Proposal. The effect of the reverse stock split is not expected to have an impact on the dollar amounts in the preliminary purchase price or pro forma financial statements.

(2)

The estimated purchase price was based on the closing price of Aviragen common stock on November 27, 2017. The requirement to base the final purchase price on the number of shares of Aviragen common stock outstanding and the price as of the closing date could result in a purchase price and gain on bargain purchase, different from that assumed in this unaudited pro forma condensed combined financial information, and that difference may be material. The actual purchase price will fluctuate until the effective date of the transaction and the final valuation could differ significantly from the current estimate.

The following table illustrates the effect of changes in Aviragen common stock price and the resulting impact on the estimated total purchase price and estimated bargain purchase gain (in millions except for share and per share amounts):

Change in stock price	Stock price	Estimated purchase price	Estimated bargain purchase gain
Increase of 10%	$0.67	$25.9	$11.9
Decrease of 10%	$0.55	$21.3	$16.5
Increase of 30%	$0.79	$30.5	$7.3
Decrease of 30%	$0.43	$16.6	$21.2
Increase of 50%	$0.92	$35.6	$2.2
Decrease of 50%	$0.31	$12.0	$25.8

The number of shares of common stock Aviragen will issue to Vaxart stockholders, for purposes of this unaudited pro forma condensed combined financial information, is calculated pursuant to the terms of the Merger Agreement based on Aviragen common stock outstanding as of September 30, 2017, as follows:

Shares of Aviragen Common Stock outstanding as of September 30, 2017	38,649,237
Divided by the assumed percentage of Aviragen ownership of combined company	40%
Estimated adjusted total shares of common stock of combined company	96,623,093
Multiplied by the assumed percentage of Vaxart ownership of combined company	60%
Estimated shares of Aviragen common stock issued to Vaxart upon closing of transaction	57,973,856

The excess of the estimated fair values of net assets acquired over the acquisition consideration paid will be recorded as a bargain purchase gain in the condensed combined statement of operations. The bargain purchase gain has not been reflected in the unaudited pro forma condensed combined statements of operations as it is directly attributable to the transaction and will not have a continuing impact on the operating results of the combined company.

The allocation of the total preliminary estimated purchase price to the acquired assets and assumed liabilities of Aviragen, based on the estimated fair values as of September 30, 2017, is as follows (in millions):

Cash, cash equivalents and marketable securities	$34.1
Prepaid expenses and other assets	0.5
Intangible assets	23.9
Accounts payable, accrued expenses and other liabilities	(20.7)

Net assets acquired	37.8
Less: estimated purchase price	23.6

Bargain purchase gain	$14.2

The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. The purchase price allocation will remain preliminary until Vaxart management determines the fair values of assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the transaction and will be based on the fair values of the assets acquired and liabilities assumed as of the transaction closing date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements for the reasons described in Note 1.

3. Pro Forma Adjustments

The unaudited pro forma condensed combined financial information includes pro forma adjustments that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the results of operations of the combined company.

Based on Vaxart management’s review of Aviragen’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Aviragen to conform to the accounting policies of Vaxart are not expected to be significant.

The unaudited pro forma condensed combined financial information does not give effect to the proposed reverse stock split of Aviragen common stock described in the Reverse Stock Split Proposal.

The pro forma adjustments, based on preliminary estimates that may change significantly as additional information is obtained, are as follows:

A.

To reflect the accrued liabilities that are assumed by Vaxart of approximately $2.3 million in severance and change in control obligations for Aviragen employees and for estimated transaction costs directly attributable to the closing of the transaction of approximately $3.5 million that have not yet been incurred. Note that the $3.5 million in transaction costs includes the following costs to be incurred by Aviragen: $1.3 million for investment banking services, $0.6 million in insurance costs, and $0.7 million in legal and other expenses; and the following are transaction costs to be incurred by Vaxart: $0.8 million in legal and accounting expenses and $0.1 million in other expenses. These pro forma adjustments are not reflected in the unaudited pro forma condensed combined statements of operations as these amounts are not expected to have a continuing effect on the operating results of the combined company.

B.	To reflect the estimated fair value of the acquired assets and assumed liabilities related to the sale of future royalties.

C.

To reflect the estimated fair value of Aviragen intangible assets acquired based on projected cash flows, which includes $18.8 million for developed technology related to Inavir® and Relenza® and $5.1 million for in-process research and development related to BTA074, and the related amortization of the developed technology assets that range from 2-12 years.

D.

To reflect the conversion of Vaxart’s convertible promissory notes-related party and the related embedded derivative liability and preferred stock into shares of common stock of the combined company, the removal of the promissory notes interest expense, the removal of the change in fair value of the derivative, and the removal of dividends relating to convertible preferred stock that had been included in net loss attributable to common stockholders.

E.	To reflect (1) the elimination of Aviragen’s historical stockholders’ equity and (2) the issuance of common shares to finance the acquisition.

F.

To reflect the elimination of transaction costs incurred by Aviragen and Vaxart during the periods presented. These amounts have been eliminated on a pro forma basis, as they are not expected to have a continuing effect on the operating results of the combined company.

G.	Reflects the increase in the weighted average shares in connection with the issuance of common shares to finance the transaction. The table presents these pro forma share adjustments as follows:

	Nine months ended September 30, 2017	For the Year ended December 31, 2016
Weighted average shares outstanding	38,648,630	38,640,438
Issuance of additional shares to finance the transaction	57,973,856	57,973,856
Pro forma combined weighted average shares outstanding	96,622,486	96,614,294

H.	To reflect the bargain purchase gain as the fair value of the assumed acquired assets and liabilities is in excess of the estimated purchase consideration.

DESCRIPTION OF AVIRAGEN CAPITAL STOCK

Aviragen’s certificate of incorporation authorizes Aviragen to issue up to 200,000,000 shares of common stock, $0.10 par value, and 5,000,000 shares of preferred stock, $0.10 par value.

As of September 30, 2017, there were outstanding:

●	38,649,237 shares of common stock;

●	zero shares of preferred stock;

●	7,452,999 shares of common stock underlying outstanding options, with a weighted average exercise price of $2.35 per share;

The reverse stock split of Aviragen common stock described in the Reverse Stock Split Proposal, if approved the affirmative vote of holders of a majority of the Aviragen common stock outstanding on the record date for the Aviragen special meeting, is expected to occur immediately prior to the merger and prior to issuance of shares of Aviragen common stock to Vaxart. As a result, the issuance of shares of common stock to Vaxart is not expected to exceed Aviragen’s authorized shares of common stock.

The following description of Aviragen’s capital stock is not complete and is subject to and qualified in its entirety by Aviragen’s restated certificate of incorporation, filed as an exhibit on Aviragen’s Current Report on Form 10-K filed with the SEC on September 13, 2016, and restated bylaws, publicly filed as an exhibit to Aviragen’s Current Report on Form10-K filed with the SEC on September 13, 2016, and by the relevant provisions of the DGCL.

Common Stock

Voting

Aviragen common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, except that in the election of directors each stockholder has cumulative voting rights and is entitled to a number of votes equal to the number of shares held by such stockholder multiplied by the number of directors to be elected, and each stockholder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as the stockholder may see fit.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by the Aviragen board of directors out of legally available funds. Aviragen has never paid cash dividends and has no present intention to pay cash dividends.

Liquidation

In the event of Aviragen’s liquidation, dissolution or winding up, holders of Aviragen common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Aviragen’s debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of Aviragen common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to Aviragen common stock. The rights, preferences and privileges of the holders of Aviragen common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Aviragen’s preferred stock that Aviragen may designate and issue in the future.

Fully Paid and Nonassessable

All of Aviragen’s outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

The Aviragen board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

The Aviragen board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in Aviragen’s control that may otherwise benefit holders of Aviragen common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. As of September 30, 2017, there were no shares of preferred stock outstanding and Aviragen has no current plans to issue any shares of preferred stock.

Stock Options

As of September 30, 2017, there were 7,452,999 shares of common stock issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $2.35 per share. Upon the closing of the merger and/or the termination of optionholders’ employment in connection therewith, all unvested stock options will accelerate and vest in full and will remain outstanding in accordance with their terms.

Restricted Stock Unit Awards

As of September 30, 2017, there were no outstanding restricted stock unit awards.

Warrants

As of September 30, 2017, there were no outstanding warrants.

Anti-Takeover Effects of Provisions of Aviragen Charter Documents and Delaware Law

Delaware Anti-Takeover Law

Aviragen is subject to Section 203 of the DGCL, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66  2 ⁄ 3 % of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaws

Provisions of Aviragen’s certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in Aviragen’s control or change in Aviragen’s management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that Aviragen’s stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of Aviragen common stock. Among other things, Aviragen’s certificate of incorporation and bylaws:

●

permit the Aviragen board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in Aviragen’s control);

●	provide that the authorized number of directors may be changed only by resolution adopted by a majority of the board of directors;

●

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or subject to the rights of holders of preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●	require that any action to be taken by Aviragen’s stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

●

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

●

provide that special meetings of Aviragen’s stockholders may be called only by the chairman of the board, Aviragen’s Chief Executive Officer, the president or by the Aviragen board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies); and

●

provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on Aviragen’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of Aviragen’s directors or officers to Aviragen or its stockholders, (iii) any action asserting a claim against Aviragen arising pursuant to any provision of the DGCL or Aviragen’s certificate of incorporation or bylaws, (iv) any action to interpret, apply, enforce or determine the validity of Aviragen’s certificate of incorporation or bylaws or (v) any action asserting a claim against Aviragen governed by the internal affairs doctrine.

Nasdaq Capital Market Listing

Aviragen common stock is currently listed on the Nasdaq Capital Market under the symbol “AVIR.”

Transfer Agent and Registrar

The transfer agent and registrar for Aviragen common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

COMPARISON OF RIGHTS OF HOLDERS OF AVIRAGEN STOCK AND VAXART STOCK

Both Aviragen and Vaxart are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Vaxart stockholders will become stockholders of Aviragen, and their rights will be governed by the DGCL, the certificate of incorporation and bylaws of Aviragen.

The table below summarizes the material differences between the current rights of Vaxart stockholders under the Vaxart certificate of incorporation and bylaws and the rights of Aviragen stockholders, post-merger, under the Aviragen certificate of incorporation and bylaws, as applicable, and as in effect immediately following the merger, without taking into account the reverse stock split.

While Aviragen and Vaxart believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the merger and the rights of Aviragen stockholders following the merger, these summary tables may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a stockholder of Aviragen or Vaxart before the merger and being a stockholder of the combined company after the merger. Aviragen has filed copies of its current certificate of incorporation and bylaws as Exhibits 3.1 and 3.2, respectively, to the registration statement of which this proxy statement/prospectus/information statement forms a part and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. Vaxart will also send copies of its organizational documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Current Vaxart Rights Versus Aviragen Rights Post-Merger

Provision	Vaxart (Pre-Merger)	Aviragen (Post-Merger)

Elections; Voting; Procedural Matters

Authorized Capital Stock

The certificate of incorporation of Vaxart authorizes the issuance of (a) up to 110,000,000 shares of common stock, par value $0.00001 per share, and (b) up to 82,553,957 shares of preferred stock, consisting of (i) up to 4,717,978 shares of Series A Preferred Stock, $0.0001 par value per share, (ii) up to 37,105,352 shares of Series B Preferred Stock, $0.0001 par value per share and (iii) up to 40,730,627 shares of Series C Preferred Stock, $0.0001 par value per share.

Before taking into account the reverse stock split, the certificate of incorporation of Aviragen, authorizes the issuance of up to 205,000,000 shares of capital stock, of which (a) up to 200,000,000 shares are common stock, par value $0.10 per share, and (b) up to 5,000,000 shares are preferred stock, par value $0.10 per share. There are not, nor will there be immediately following the closing of the merger, any shares of preferred stock of Aviragen issued or outstanding.

Number of Directors

The bylaws of Vaxart currently provide that the board of directors shall consist of one or more members and that the number of directors may be changed from time to time by resolutions of a majority of the total number of authorized directors on the Vaxart board of directors.

The certificate of incorporation of Vaxart provides that (a) for so long as Care Capital Investment III LP and Care Capital Offshore Investment III LP (together, “Care Capital”) continues to hold at least one (1) share of Series B Preferred Stock, Care Capital shall be entitled to appoint one “Series B” director; (b) for so long as Care Capital continues to hold at least one share of Series C Preferred Stock, Care Capital shall be entitled to appoint one “Series C” director; (c) the holders of Series A Preferred Stock shall be entitled to elect one “Series A” director; (d) the holders of common stock shall be entitled to elect one director; and (e) then current chief executive officer of Vaxart shall serve as a director.

The bylaws of Aviragen currently provide that the board of directors shall consist of one or more directors, with the exact number of directors to be fixed from time to time by the majority of directors.

Provision	Vaxart (Pre-Merger)	Aviragen (Post-Merger)

Stockholder Nominations and Proposals	Except as provided above, the certificate of incorporation and bylaws of Vaxart do not provide for procedures with respect to stockholder proposals or director nominations.

The bylaws of Aviragen provide that in order for a stockholder to make a director nomination or propose business at an annual meeting of stockholders, the stockholder must give written notice to Aviragen’s secretary not fewer than 90 days prior to the meeting; provided, however, that in the event that fewer than 100 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received by the secretary no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

Removal of Directors

Vaxart’s bylaws provide that directors shall hold office for a term of one year and until their successors are duly elected and qualified, subject to their earlier death, resignation or removal. Any director may resign at any time upon notice to Vaxart. Vaxart’s bylaws also provide that a director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Under the bylaws of Aviragen, a director may be removed at any time with or without cause by the vote of the holders of at least seventy-five percent (75%) of the shares issued and outstanding and entitled to vote in the election of directors.

Special Meeting of the Stockholders

The bylaws of Vaxart provide that special meetings of stockholders may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the holders of shares of the Corporation that are entitled to cast not less than ten percent (10%) of the total number of votes entitled to be cast by all stockholders at such meeting, or by a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships.

The bylaws of Aviragen provide that a special meeting of the stockholders may be called by the chairman of the board of directors, the president, or by the board of directors pursuant to a resolution adopted by a majority of the board of directors.

Cumulative Voting	The certificate of incorporation and bylaws of Vaxart do not allow cumulative voting rights in the election of its directors.	The certificate of incorporation and bylaws of Aviragen do not allow cumulative voting rights in the election of its directors.

Vacancies

The bylaws of Vaxart provide that any vacancy or newly created directorships on the board of directors may be filled by the stockholders, by a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Notwithstanding the foregoing, the certificate of incorporation of Vaxart provides that certain stockholders shall have the right to fill specific board seats (see “Number of Directors” above).

The bylaws of Aviragen provide that any vacancy or newly created directorships on the board of directors may be filled solely by vote of a majority of the directors then in office, whether or not a quorum.

Voting Agreement

The Vaxart Stockholder Support Agreement provides that the officers, directors and certain stockholders of Vaxart (solely in their capacity as stockholders of Vaxart) agreed to vote all of their shares of Vaxart capital stock in favor of the adoption of the Merger Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

Pursuant to the certificate of incorporation of Vaxart, each holder of shares of common stock shall be entitled to one vote for each share of common, and holders of preferred stock shall have the right to vote their preferred stock on an as-converted basis with the common.

The Aviragen Stockholder Support Agreement provides that the officers and directors of Aviragen (solely in their capacity as stockholders of Aviragen) executed support agreements in favor of Vaxart, pursuant to which such persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Aviragen capital stock in favor of the issuance of the shares of Aviragen common stock to the stockholders of Vaxart pursuant to the terms of the Merger Agreement.

Provision	Vaxart (Pre-Merger)	Aviragen (Post-Merger)

Vaxart’s Amended and Restated Voting and Drag-Along Agreement dated July 24, 2013, or Voting Agreement, provides for the election of five directors, with the exact number to be fixed by resolution of the board of directors and stockholders. Pursuant to the Voting Agreement, at each election of directors: (i) Care Capital Investments III, LP and Care Capital Offshore Investments III, LP are entitled to elect two directors, (ii) the holders of a majority of the issued and outstanding Series A Preferred Stock are entitled to elect one director, (iii) and the holders of a majority of the issued and outstanding common stock are entitled to elect two directors, one of whom shall be then serving Chief Executive Officer of Vaxart.

The Voting Agreement will terminate upon the closing of the merger.

Drag Along

Under the Voting Agreement, if a majority of the board of directors and the holders of at least a majority of the Series B Preferred Stock and Series C Preferred Stock, voting together as single class, on an as-converted to common stock basis approve a sale of the company, each stockholder party to the Voting Agreement is required to vote in favor of, and otherwise facilitate, such transaction or sell their shares, as applicable.

The Drag Along will terminate upon the closing of the merger.

Aviragen does not have drag along terms in place.

Registration Rights

Vaxart is a party to a certain Amended and Restated Investors' Rights Agreement dated July 24, 2013, which provides that holders of its preferred stock, including certain holders of 10% of its capital stock and entities affiliated with certain of its directors, have certain registration rights, including the right to demand that Vaxart file a registration statement, so called "demand" registration rights, or request that their shares be covered by a registration statement that Vaxart is otherwise filing, so-called "piggyback" registration rights.

N/A

Stockholder Action by Written Consent

The bylaws of Vaxart provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

Under the DGCL, stockholders may vote by unanimous written consent as voting by written consent is not prohibited by Aviragen’s certificate of incorporation.

Provision	Vaxart (Pre-Merger)	Aviragen (Post-Merger)

Notice of Stockholder Meeting

The bylaws of Vaxart provide that notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by law stating the date, time and place, if any, of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. The bylaws of Vaxart provide that notice of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

The bylaws of Aviragen provide that notice of all meetings of stockholders shall be given in writing stating the date, time and place, if any, of the meeting and the means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. The bylaws of Aviragen provide that notice of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Conversion Rights and Protective Provisions

The holders of Vaxart common stock do not have preemptive, conversion or other protective rights.

The certificate of incorporation of Vaxart provides that the outstanding shares of preferred stock are convertible into shares of common stock at any time in accordance with the certificate of incorporation. In addition, immediately prior to the closing of a firm commitment underwritten public offering resulting in at least $30 million of proceeds, or upon the election of holders of at least a majority of the preferred stock then outstanding, all outstanding shares shall be automatically converted into shares of common stock. There are also other provisions in certain of incorporation relating to conversion price, adjustments, and reorganizations, mergers and consolidations.

In addition, the holders of shares of preferred stock of Vaxart have certain liquidation rights in respect of such shares. The liquidation rights are triggered in the event of any liquidation, “deemed liquidation” (including a merger of Vaxart), dissolution or winding up of Vaxart, whether voluntary or involuntary.

There are not, nor will there be immediately following the closing of the merger, any shares of preferred stock of Aviragen issued or outstanding.

Right of First Refusal

Vaxart’s Amended and Restated Right of First Refusal and Co-Sale Agreement dated July 24, 2013, or Co-Sale Agreement, provides that certain holders of Vaxart common stock wishing to transfer any shares of Vaxart common stock or preferred stock must first provide Vaxart and then the holders of Vaxart’s Series B Preferred Stock and Series C Preferred Stock with the opportunity to purchase such shares.

The right of first refusal will terminate upon the closing of the merger.

Under the Co-Sale Agreement, following the expiration of any right of first refusal described under “Right of First Refusal” above, if any of these holders of common stock or preferred subject to the Co-Sale Agreement propose to transfer shares of common stock or preferred, then any holder of Vaxart Series B Preferred Stock and Series C Preferred shall have the right to participate in such contemplated transfer.

The co-sale rights will terminate upon the closing of the merger.

Aviragen does not have a right of first refusal in place.

Provision	Vaxart (Pre-Merger)	Aviragen (Post-Merger)

Forum Selection	Neither the certificate of incorporation nor bylaws of Vaxart include a forum selection provision.	Neither the certificate of incorporation nor bylaws of Aviragen include a forum selection provision.

Indemnification of Officers and Directors and Advancement of Expenses; Limitation on Personal Liability

Indemnification

The certificate of incorporation and the bylaws of Vaxart provide that Vaxart shall indemnify its directors and officers to the fullest extent permitted by applicable law, provided that such indemnitee acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

The certificate of incorporation and bylaws of Aviragen provide that Aviragen shall indemnify its directors and officers to the fullest extent permitted by the DGCL or any other applicable law. The bylaws provide that Aviragen will indemnify a director or officer if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was not unlawful.

Advancement of Expenses

The bylaws of Vaxart provide that Vaxart shall pay the expenses incurred by a director or officer in defending any proceeding in advance of its final disposition, provided, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to be indemnified. The bylaws also provide that Vaxart shall not be required to advance any expenses to a person against whom Vaxart directly brings a claim alleging that such person has breached such person’s duty of loyalty to the company, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction.

The bylaws of Aviragen provide that Aviragen will advance expenses to any director or officer prior to the final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the bylaws of Aviragen or otherwise.

Dividends

Declaration and Payment of Dividends

The amended and restated certificate of incorporation of Vaxart provides that holders of Series C Preferred Stock shall be entitled to receive a non-compounding cumulative dividend at an annual rate of $0.053239 per year, senior to any rights to dividends of all other stockholders. The dividends automatically accrue from and after the date of issuance until they are paid in cash or additional shares of Series C Preferred Stock, whether or not earned or declared by the board of directors. If the board of directors declares any additional cash dividend, the holders of Series C Preferred Stock shall receive such dividends in preference to the rights of any other stockholder. After payment of any dividends to the holders of Series C Preferred Stock, the holders of Series B Preferred Stock shall be entitled to receive a non-compounding cumulative dividend at an annual rate of $0.053239 per year, senior to any rights to dividends of the holders of Vaxart’s Series A Preferred Stock or common stock. The dividends automatically accrue from and after the date of issuance until they are paid in cash or additional shares of Series B Preferred Stock, whether or not earned or declared by the board of directors. If the board of directors declares any additional cash dividend, the holders of Series B Preferred Stock shall receive such dividends in preference to the holders of Vaxart’s Series A Preferred Stock or common stock but after the Series C dividends are paid in full.

There are not, nor will there be immediately following the closing of the merger, any shares of preferred stock of Aviragen issued or outstanding.

Provision	Vaxart (Pre-Merger)	Aviragen (Post-Merger)

After payment of any dividends to the holders of Series C Preferred Stock and Series B Preferred Stock, the holders of Series A Preferred Stock shall be entitled to receive a noncumulative dividend at an annual rate of $0.0464 per year, senior to any right to dividends by the holders of Vaxart common stock. If the board of directors declares any dividends to the holders of common stock, the holders of preferred stock shall receive such dividends on a pari passu pro rata basis.

Amendments to Certificate of Incorporation or Bylaws

General Provisions

Vaxart may not amend the amended and restated certificate of incorporation or bylaws in any manner, or change the rights, preferences or privileges of the preferred stock without the written consent or affirmative vote of holders of a majority of the Series B Preferred Stock and Series C Preferred Stock, voting together as single class, on an as-converted to common stock basis. The holders of Vaxart preferred stock also have other protective rights, such as approval of certain loans and other strategic transactions.

Holders of common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation which relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with another series, to vote thereon.

The certificate of incorporation of Aviragen may be amended in any manner permitted under law.

PRINCIPAL STOCKHOLDERS OF AVIRAGEN

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the proposed reverse stock split described in the Reverse Stock Split Proposal.

The following table sets forth information with respect to the beneficial ownership of Aviragen common stock as of December 7, 2017, by:

●	each person, entity or group known to Aviragen to beneficially own more than 5% of its common stock;

●	each of Aviragen’s named executive officers;

●	each of Aviragen’s directors; and

●	all of Aviragen’s executive officers and directors as a group.

The percentage of shares beneficially owned is based on 38,649,237 shares of Aviragen common stock outstanding as of December 7, 2017. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of December 7, 2017. Shares of Aviragen common stock issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, Aviragen believes, based on the information furnished to it, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act. The information provided in the table is based on Aviragen’s records and information filed with the SEC, unless otherwise noted.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Aviragen Therapeutics, Inc., 2500 Northwinds Parkway, Suite 100, Alpharetta, Georgia 30009.

	Beneficial Ownership
Name of Beneficial Owner	Shares	%
Greater than 5% Stockholders:
East Hill Management Company, LLC (1)	3,396,030	8.8
Krensavage Asset Management, LLC (2)	2,836,326	7.3
SC Fundamental, L.L.C. (3)	2,429,864	6.3
Named Executive Officers and Directors:
Joseph M. Patti, M.S.P.H., Ph.D. (4)	1,754,665	4.4
Russell H. Plumb (5)	805,666	2.1
Mark P. Colonnese (6)	515,666	1.3
Anne M. VanLent (7)	120,000	*
Michael Dougherty (8)	85,000	*
John P. Richard (8)	85,000	*
Geoffrey F. Cox, Ph.D. (9)	76,666	*
Armando Anido (10)	43,100	*
Michael W. Dunne, M.D. (10)	43,100	*
All current executive officers and directors as a group (9 persons) (11)	3,528,863	8.4

*	Less than 1%

(1)

Based solely upon information contained in a Schedule 13D filed with the SEC on June 19, 2017 by Landon T. Clay, Thomas M. Clay and East Hill Management, LLC as to ownership of shares of Aviragen common stock as of June 7, 2017. The address of each Landon T. Clay and East Hill Hedge Fund, LLC is c/o East Hill Management Company, LLC 70 Main Street, Suite 300, Peterborough, NH 03458. Landon T. Clay is the managing member of East Hill Management Company, LLC (“EHM”). EHM has six (6) investment advisory clients (the “Clients”), including East Hill Hedge Fund, LLC (“EHHF”) each of which own shares of Aviragen common stock. As a result of such relationships, Landon T. Clay may be deemed to beneficially own the shares held by Landon T. Clay 2009 Revocable Trust which Mr. Clay is a trustee of, shares held by EHM, shares held by the Clients shares held by Lavinia Clay, the spouse of Landon T. Clay.

(2)

Based solely upon information contained in a Schedule 13F filed with the SEC on November 14, 2017 by Krensavage Asset Management as to ownership of the shares of Aviragen common stock as of September 30, 2017. The address of Krensavage Asset Management is 130 East 59th St, 11th Floor, New York, NY 10022.

(3)

Based solely upon information contained in a Schedule 13D filed with the SEC on November 9, 2017 by SC Fundamental as to ownership of Aviragen common stock as of November 7, 2017. The address of 747 Third Avenue, 27th Floor, New York, New York 10017. SC Fundamental, LLC (SCFLLC) is a New York limited liability company and is the general partner of SC Fundamental Value Fund, L.P., a Delaware limited partnership. Employee members of SCFLLC and SCFMLLC (SC Fund Management LLC) are Peter M. Collery, Neil H. Koffler, John T. Bird and David A. Hurwitz. SC Fund Management Profit Sharing Plan is also part of the beneficial ownership group.

(4)	Includes (a) 126,128 shares owned directly and (b) 1,628,537 options exercisable within 60 days of December 7, 2017.

(5)	Includes (a) 203,213 shares owned directly and (b) 602,453 options exercisable within 60 days of December 7, 2017.

(6)	Includes (a) 7,000 shares owned directly and (b) 508,666 options exercisable within 60 days of December 7, 2017.

(7)	Includes (a) 35,000 shares owned directly and (b) 85,000 options exercisable within 60 days of December 7, 2017.

(8)	Represents 85,000 options exercisable within 60 days of December 7, 2017.

(9)	Represents 76,666 options exercisable within 60 days of December 7, 2017.

(10)	Represents 43,100 options exercisable within 60 days of December 7, 2017.

(11)	Represents for the current officers and directors as a group, (a) 371,341 shares owned directly as indicated above, and (b) 3,157,522 options exercisable within 60 days of December 7, 2017.

PRINCIPAL STOCKHOLDERS OF VAXART

The following table sets forth information with respect to the beneficial ownership of Vaxart common stock as of September 30, 2017 by:

●	each person, entity or group of affiliated persons, known by Vaxart to beneficially own more than 5% of its common stock;

●	each of Vaxart’s named executive officers;

●	each of Vaxart’s directors; and

●	all of Vaxart’s executive officers and directors as a group.

The percentage of shares beneficially owned is based on 67,384,210 shares of common stock outstanding as of September 30, 2017, after giving effect to the conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this merger, but it excludes: (1) the accrued cumulative dividend on Vaxart’s Series B Preferred Stock and Series C Preferred Stock payable in Shares of Vaxart Common Stock upon the conversion of the Series B Preferred and Series C Preferred Stock and (2) the conversion of the outstanding principal and accrued interest on the unsecured subordinated convertible notes into shares of Vaxart common stock.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of September 30, 2017. Shares of Vaxart common stock issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, Vaxart believes, based on the information furnished to it, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Vaxart, Inc., 385 Oyster Point Blvd., Suite 9A, South San Francisco, California 94080.

	Beneficial Ownership
Name of Beneficial Owner	Shares	%
Greater than 5% Stockholders:
Entities affiliated with Care Capital (1)	45,067,660	66.9
Life Science Angel Investors III, LLC (2)	3,894,081	5.8
Michael J. Finney, Ph.D. (3)	5,127,602	6.8
Sean N. Tucker, Ph.D. (4)	6,186,920	8.9
Named Executive Officers and Directors:
Wouter W. Latour, M.D. (5)	2,846,798	4.1
Jan Leschly (6)	45,067,660	66.9
David Liebowitz, M.D., Ph.D. (7)	1,074,718	1.6
Richard J. Markham (8)	45,067,660	66.9
John M. Harland (9)	759,166	1.1
All current executive officers and directors as a group (7 persons)(10)	60,498,262	81.7

*	Less than 1%

(1)

Includes (a) 44,327,381 shares held by Care Capital Investments III, LP and (b) 740,279 shares held by Care Capital Offshore Investments III, LP. Mr. Leschly, a member of the Vaxart board of directors, is the Chairman and Managing Partner of Care Capital. Mr. Markham, a member of the Vaxart board of directors, is a partner of Care Capital. The address for each of these entities is P.O. Box 792 Pennington, New Jersey 08534.

(2)	Includes shares of common stock held by Life Science Angel Investors III, LLC. The address for Life Science Angel Investors III, LLC is 1230 Bordeux Drive, Sunnyvale, California 94089.

(3)	Dr. Finney is also a member of the board of directors of Vaxart.

(4)

Includes (a) 2,138,620 shares held directly by Dr. Tucker, (b) 450,000 shares held by Frances Chang, Sean Tucker’s wife, 1,063,242 shares held in a joint trust with Sean Tucker and Frances Chang, (c) 556,420 held in trust for his children, and (d) 1,978,638 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2017. Dr. Tucker is the Chief Scientific Officer of Vaxart.

(5)	Represents 2,846,798 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2017.

(6)

Mr. Leschly, a member of the Vaxart board of directors, is the Chairman and Managing Partner of Care Capital. See footnote (1). Mr. Leschly disclaims beneficial ownership of the shares held by Care Capital except to the extent of his pecuniary interest therein.

(7)	Represents 1,074,718 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2017.

(8)

Mr. Markham, a member of the Vaxart board of directors, is a partner of Care Capital. See footnote (1). Mr. Markham disclaims beneficial ownership of the shares held by Care Capital except to the extent of his pecuniary interest therein.

(9)	Represents 759,166 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2017.

(10)

Includes (a) 53,838,942 shares held by Vaxart’s directors, executive officers and their affiliates, and (b) 6,659,320 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2017.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the reverse stock split described in the Reverse Stock Split Proposal.

The following table sets forth information with respect to the beneficial ownership of the combined company’s common stock immediately after the closing of the merger, assuming the closing of the merger occurs on                             , 2018 by:

●	each person, or group of affiliated persons, expected by Aviragen and Vaxart to become the beneficial owner of more than 5% of the outstanding common stock of the combined company;

●	each executive officer and director of the combined company; and

●	all of the combined company’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of                            , 2018. Shares of common stock issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, the combined company believes, based on the information furnished to it, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act.

The percentage of shares beneficially owned is based on        shares of common stock expected to be outstanding upon the closing of the merger, excluding the effect of the reserve stock split, if approved, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Neither Aviragen nor Vaxart know of any arrangements, including any pledge by any person of securities of the combined company.

Immediately after the closing of the merger, based on the exchange ratio, Vaxart stockholders, warrantholders and optionholders will own approximately 60% of the fully-diluted common stock of the combined companies with Aviragen stockholders and optionholders holding approximately 40% of the fully-diluted common stock of the combined company. The following table and the related notes assume that, at the Effective Time, each share of Vaxart common stock will convert into the right to receive 0.3186 shares of Aviragen common stock and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement. The estimated exchange ratio calculation used herein is based upon Aviragen's capitalization numbers immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Aviragen common stock prior to the closing of the merger. See "The Merger Agreement—Merger Consideration" for more information regarding the exchange ratio.

Except as indicated in footnotes to this table, Aviragen and Vaxart believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock of the combined company shown as beneficially owned by them, based on information provided to Aviragen and Vaxart by such stockholders and subject to community property laws where applicable.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Vaxart, Inc., 385 Oyster Point Blvd., Suite 9A, South San Francisco, California 94080.

Beneficial Ownership (1)
Name of Beneficial Owner	Shares	%
Greater than 5% Stockholders:
Entities affiliated with Care Capital (2)
Executive Officers and Directors:
Geoffrey F. Cox, Ph.D. (3)
Michael J. Finney, Ph.D. (4)
John M. Harland (5)
Jan Leschly (6)
Wouter W. Latour, M.D. (7)
David Liebowitz, M.D., Ph.D. (8)
Richard J. Markham (9)
John P. Richard (10)
Sean N. Tucker, Ph.D. (11)
Anne M. VanLent (12)

All executive officers and directors as a group (10 persons)(13)

*     Represents beneficial ownership of less than one percent.

(1)

The number of shares for each beneficial owner includes: (1) the conversion of all outstanding shares of Vaxart’s Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and (2) the accrued cumulative dividend on Vaxart’s Series B Preferred Stock and Series C Preferred Stock payable in shares of Vaxart common stock upon the conversion of the Series B Preferred Stock and Series C Preferred Stock. See "Market Price and Dividend Information—Dividend Policy," "The Merger Agreement—Treatment of Vaxart Stock Options and Warrants" and "The Merger—Interests of the Vaxart Directors and Executive Officers in the Merger" for more information.

(2)

Includes (a) 44,327,381 shares held by Care Capital Investments III, LP and (b) 740,279 shares held by Care Capital Offshore Investments III, LP. The number of shares beneficially owned after this offering assumes the issuance of an aggregate of shares of common stock in payment of cumulative accrued dividends and the issuance of shares of common stock upon the conversion of convertible promissory notes. Mr. Leschly, a member of the Vaxart board of directors, is the Chairman and Managing Partner of Care Capital. Mr. Markham, a member of the Vaxart board of directors, is a partner of Care Capital. The address for each of these entities is P.O. Box 792 Pennington, New Jersey 08534.

(3)	Consists of shares issuable pursuant to stock options exercisable within 60 days of , 2018.

(4)	Consists of shares issuable pursuant to stock options exercisable within 60 days of , 2018.

(5)	Consists of shares issuable pursuant to stock options exercisable within 60 days of , 2018.

(6)

Mr. Leschly, a member of the Vaxart board of directors, is the Chairman and Managing Partner of Care Capital. See footnote (2). Mr. Leschly disclaims beneficial ownership of the shares held by Care Capital except to the extent of his pecuniary interest therein.

(7)	Consists of shares issuable pursuant to stock options exercisable within 60 days of , 2018.

(8)	Consists of shares issuable pursuant to stock options exercisable within 60 days of , 2018.

(9)

Mr. Markham, a member of the Vaxart board of directors, is a partner of Care Capital. See footnote (2). Mr. Markham disclaims beneficial ownership of the shares held by Care Capital except to the extent of his pecuniary interest therein.

(10)	Consists of shares issuable pursuant to stock options exercisable within 60 days of , 2018.

(11)

Includes (a) 2,138,620 shares held directly by Dr. Tucker, (b) 1,063,242 shares held by Frances Chang and Sean Tucker and (c) shares issuable pursuant to stock options exercisable within 60 days of                          , 2018. The number of shares beneficially owned after this offering assumes the issuance of an aggregate of shares of common stock in payment of cumulative accrued dividends and the issuance of shares of common stock upon the conversion of convertible promissory notes.

(12)	Consists of shares issuable pursuant to stock options exercisable within 60 days of , 2018.

(13)

Includes (a)         shares held by the combined company’s directors and executive officers, (b)         shares issuable pursuant to stock options held by such persons that are exercisable within 60 days of                          , 2018 and (c)         shares held by entities affiliated with certain of the combined company’s directors. The number of shares beneficially owned after the merger also includes (a) shares of common stock issuable upon conversion of the outstanding principal and accrued interest on convertible promissory notes and (b) shares of common stock issuable upon payment of cumulative accrued dividends on Vaxart’s Series B and Series C Preferred Stock.

LEGAL MATTERS

Dechert LLP, New York, New York, will pass upon the validity of the Aviragen common stock offered by this proxy statement/prospectus/information statement.

EXPERTS

The consolidated financial statements of Aviragen Therapeutics, Inc. at June 30, 2017 and 2016, and for each of the two years in the period ended June 30, 2017, included in this Proxy Statement of Aviragen Therapeutics, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Vaxart, Inc. as of December 31, 2016 and 2015, and for each of the years in the two-year period ended December 31, 2016, have been included in this proxy statement/prospectus/information statement in reliance on the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon authority of such firm as experts in accounting and auditing. The audit report covering the December 31, 2016 consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations and has debt obligations that raise substantial doubt about the entity’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

Aviragen files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Aviragen files at the SEC public reference room in at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Aviragen SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning Aviragen also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

As of the date of this proxy statement/prospectus/information statement, Aviragen has filed a registration statement on Form S-4 to register with the SEC the Aviragen common stock that Aviragen will issue to Vaxart stockholders in the merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Aviragen, as well as a proxy statement of Aviragen for its special meeting and an information statement for the purpose of Vaxart for its written consent.

Aviragen has supplied all information contained in this proxy statement/prospectus/information statement relating to Aviragen and Vaxart has supplied all information contained in this proxy statement/prospectus/information statement relating to Vaxart.

If you would like to request documents from Aviragen or Vaxart, please send a request in writing or by telephone to either Aviragen or Vaxart at the following addresses:

Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100 Alpharetta, Georgia 30009 Telephone: (678) 221-3343 Attn: Investor Relations	Vaxart, Inc. 395 Oyster Point Blvd., Suite 405 South San Francisco, CA 94080 Telephone: (650) 550-3500 Attn: CEO

If you are an Aviragen stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact Aviragen’s proxy solicitor:

D.F. & King & Co., Inc.
(800) 967-5074 (toll free)
(212) 269-5550 (collect)

OTHER MATTERS

Stockholder Proposals to Be Presented at the Next Annual Meeting of Aviragen

Pursuant to Rule 14a-8 of the Exchange Act, some stockholder proposals may be eligible for inclusion in the proxy statement for Aviragen’s next annual meeting of the stockholders. For a proposal of a stockholder to be considered for inclusion in next year’s proxy statement, it must be submitted in writing, with the proof of stock ownership in accordance with Rule 14a-8 and received by the Secretary of Aviragen a reasonable time before Aviragen begins to print and send proxy materials.

Under Aviragen’s bylaws, if a stockholder wants to submit a proposal for the next annual meeting of stockholders under Rule 14a-8, or wants to nominate candidates for election as directors at an annual meeting of stockholders, the stockholder must provide timely notice of his or her intention in writing. To be timely, a stockholder’s notice must be delivered to the Secretary, at Aviragen’s principal executive offices, not less than 90 days prior to the date of the annual meeting of stockholders. However, in the event that less than 100 days’ notice or prior public announcement of the date of the meeting is given or made to stockholders, then a proposal shall be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made. Aviragen’s bylaws also specify requirements as to the form and content of a stockholder’s notice. Aviragen will not entertain any proposals or nominations that do not meet these requirements.

Aviragen Therapeutics, Inc.

INDEX TO FINANCIAL STATEMENTS

F-A-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Aviragen Therapeutics, Inc.

We have audited the accompanying consolidated balance sheets of Aviragen Therapeutics, Inc. as of June 30, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended June 30, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aviragen Therapeutics, Inc. at June 30, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the two years in the period ended June 30, 2017, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia

September 1, 2017

F-A-2

Aviragen Therapeutics, Inc.

Consolidated Balance Sheets

(in millions, except share data)

	As of June 30,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$17.7	$49.7
Other accounts receivable, net of allowance	0.6	0.7
Short-term investments	20.9	19.3
Prepaid expenses and other assets	0.7	2.7
Total current assets	39.9	72.4
Non-current assets:
Property and equipment, net	0.2	0.3
Total assets	$40.1	$72.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1.4	$3.9
Accrued expenses and other current liabilities	2.9	3.6
Short-term note payable	0.2	0.4
Liability related to sale of future royalties, current portion	1.4	1.3
Total current liabilities	5.9	9.2
Long-term note payable, net of current portion	0.1	0.3
Liability related to sale of future royalties, net of current portion	15.3	16.8
Other long-term liabilities, net of current portion	0.1	0.2
Total liabilities	21.4	26.5
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.10 par value; 5,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $0.10 par value; 200,000,000 shares authorized; 38,649,237 shares and 38,640,487 shares issued and outstanding at June 30, 2017 and June 30, 2016, respectively	3.9	3.9
Additional paid-in capital	159.6	157.6
Accumulated other comprehensive income	19.0	19.0
Accumulated deficit	(163.8)	(134.3)
Total stockholders’ equity	18.7	46.2
Total liabilities and stockholders’ equity	$40.1	$72.7

See accompanying notes to the consolidated financial statements

F-A-3

 Aviragen Therapeutics, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in millions)

	Fiscal Years Ended June 30,
	2017	2016

Revenue:
Royalty revenue	$5.7	$9.1
Non-cash royalty revenue related to the sale of future royalties	3.2	0.2
Total revenue	8.9	9.3
Operating expense:
Research and development	28.3	26.3
General and administrative	8.0	8.0
Foreign exchange loss	0.1	0.2
Total operating expense	36.4	34.5
Loss from operations	(27.5)	(25.2)
Other income (expense):
Non-cash interest expense on liability related to sale of future royalties	(1.8)	(0.3)
Other income	0.2	0.1
Total other expense	(1.6)	(0.2)
Loss before tax	(29.1)	(25.4)
Income tax expense	(0.3)	—
Net loss	$(29.4)	$(25.4)

Basic and diluted loss per share	$(0.76)	$(0.66)
Basic and diluted weighted average shares outstanding	38,644,395	38,635,452

Comprehensive loss:
Net loss	$(29.4)	$(25.4)
Change in fair value of available for sale investments	-	0.1
Total comprehensive loss	$(29.4)	$(25.3)

See accompanying notes to the consolidated financial statements

F-A-4

 Aviragen Therapeutics, Inc.

Consolidated Statements of Stockholders’ Equity

(in millions)

	Common Stock				Accumulated
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Total Stockholders’ Equity
Balances at June 30, 2015	38,609,086	$3.9	$155.6	$(108.9)	$18.9	$69.5
Change in fair value of investments	-	-	-	-	0.1	0.1
Net loss	-	-	-	(25.4)	-	(25.4)
Total Comprehensive loss						(25.3)

Restricted stock units issued, net	31,401	-	-	-	-	-
Share-based compensation	-	-	2.0	-	-	2.0
Balances at June 30, 2016	38,640,487	3.9	157.6	(134.3)	19.0	46.2
Net loss	-	-	-	(29.4)	-	(29.4)
Common stock issued	8,750	-	-	-	-	-
Share-based compensation	-	-	2.0	(0.1)	-	1.9
Balances at June 30, 2017	38,649,237	$3.9	$159.6	$(163.8)	$19.0	$18.7

See accompanying notes to the consolidated financial statements

F-A-5

 Aviragen Therapeutics, Inc.

Consolidated Statements of Cash Flows

(in millions)

	Years Ended June 30,
	2017	2016

Cash flows from operating activities provided by/(used in):
Net loss	$(29.4)	$(25.4)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	0.1	0.1
Share-based compensation	1.9	2.0
Non-cash royalty revenue related to sale of future royalties	(3.2)	(0.2)
Non-cash interest expense related to sale of future royalties	1.8	0.3
Change in operating assets and liabilities:
Accounts receivable	0.1	11.9
Prepaid expenses and other assets	2.0	(2.1)
Accounts payable and accrued expenses and other liabilities	(3.3)	(0.7)

Net cash used in operating activities	(30.0)	(14.1)

Cash flows from investing activities:
Purchases of short-term investments	(36.3)	(15.3)
Maturity of short-term investments	34.7	16.1
Sale of long-term investments	—	0.7
Purchases of property and equipment	—	(0.2)

Net cash (used in) provided by investing activities	(1.6)	1.3

Cash flows from financing activities:
Repayments on note payable	(0.4)	(0.3)
Net proceeds from sale of future royalties	—	18.1

Net cash (used in) provided by financing activities	(0.4)	17.8

Net (decrease) increase in cash and cash equivalents	(32.0)	5.0
Cash and cash equivalents at beginning of period	49.7	44.7

Cash and cash equivalents at end of period	$17.7	$49.7

See accompanying notes to the consolidated financial statements

F-A-6

Aviragen Therapeutics, Inc.

Notes to Consolidated Financial Statements

(1)      Company Overview

Aviragen Therapeutics, Inc., together with its wholly owned subsidiaries (“Aviragen”, or the “Company”) is a biopharmaceutical company focused on the discovery and development of direct-acting antivirals to treat infections that have limited therapeutic options and affect a significant number of patients globally. The Company has three Phase 2 clinical stage compounds: BTA074, an antiviral treatment for condyloma caused by human papillomavirus types 6 & 11; vapendavir, a capsid inhibitor for the prevention or treatment of rhinovirus (“RV”) upper respiratory infections; and BTA585 (enzaplatovir), a fusion protein inhibitor in development for the treatment of respiratory syncytial virus infections. The Company also has a preclinical RSV non-fusion inhibitor program. The Company is incorporated in the state of Delaware and its corporate headquarters are located in Alpharetta, Georgia.

Although several of the Company’s influenza product candidates have been successfully developed and commercialized to-date by other larger pharmaceutical companies under collaboration, license or commercialization agreements with the Company, it has not independently developed or received regulatory approval for any product candidate, and the Company does not currently have any sales, marketing or commercial capabilities. Therefore, it is possible that the Company may not successfully derive any significant product revenues from any product candidates that it is developing now, or may develop in the future. The Company expects to incur losses for the foreseeable future as it intends to support the clinical and preclinical development of its product candidates.

In April 2017, the Company engaged Stifel, Nicolaus and Company, Incorporated (“Stifel”) as its advisor to assist with the exploration of strategic alternatives (the “Strategic Review”). Stifel is providing a range of advisory services aimed to enhance stockholder value. The alternatives to be considered may include, but are not limited to, the potential for a business combination or strategic merger, in-licensing clinical stage programs, an acquisition or other strategic transactions. The Company has and expects to continue to devote substantial time and resources to exploring strategic alternatives; however, there can be no assurance that such activities will result in any agreements or transactions that will enhance stockholder value. In addition, potential strategic transactions that require stockholder approval may not be approved by the Company’s stockholders. Further, any strategic transaction that is completed ultimately may not deliver the anticipated benefits or enhance stockholder value.

The Company plans to continue to finance its operations with (i) existing cash, cash equivalents and investments, (ii) proceeds from existing or potential future royalty-bearing licenses or collaborative research and development arrangements, (iii) future equity and/or asset or debt financings, or (iv) other financing arrangements. The Company’s ability to continue to support its operations is dependent, in the near-term, upon managing its cash resources, continuing to receive royalty revenue under existing licenses, entering into future collaboration, license or commercialization agreements, the successful development of its product candidates, executing future financings and ultimately, upon the approval of its products for sale and achieving positive cash flows from operations on a consistent basis. There can be no assurance that additional capital or funds will be available on terms acceptable to the Company, if at all, that the Company will be able to enter into collaboration, license or commercialization agreements in the future, or that the Company will ever generate significant product revenue and become operationally profitable on a consistent basis.

(2)     Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of Aviragen Therapeutics, Inc. and its wholly owned subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany balances and transactions have been eliminated in consolidation. The Company’s fiscal year ends on June 30.

Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include accruals, liabilities and obligations, tangible assets and deferred income taxes. Actual results could differ from those estimates.

F-A-7

Aviragen Therapeutics, Inc.

Notes to Consolidated Financial Statements

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, investments, accounts receivable, accounts payable, note payable and accrued liabilities. The carrying amounts of those financial instruments are considered to be representative of their respective fair values because of the short-term nature of those investments.

Cash Equivalents and Investments

Cash equivalents consist of short-term, highly liquid investments with original maturities of 90 or fewer days when purchased. Investments with original maturities between 90 and 365 days when purchased are considered to be short-term investments. Investments with original maturities over 365 days when purchased are considered to be long-term investments. The Company has classified its entire investment portfolio as available-for-sale. These securities are recorded as cash equivalents or short-term investments. Short-term investments are carried at the fair value based upon observable inputs based on quoted market prices. The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization and accretion are included in interest income, net, and any realized gains and losses are also included in interest income, net. All unrealized gains and losses are reported in other comprehensive loss. The cost basis of all securities sold is based on the specific identification method. Available-for-sale securities as of June 30, 2017 consisted primarily of corporate notes and certificates of deposit.

Concentration of Credit Risk and Other Risks and Uncertainties

Cash, cash equivalents and short-term investments consist of financial instruments that potentially subject the Company to concentrations of credit risk to the extent recorded on the balance sheets. The Company believes that it has established guidelines for investment of its excess cash that maintain principal and liquidity through its policies on concentration, diversification, investment maturity, and investment grade.

Receivables

Accounts receivable are recorded at the invoiced amount. An allowance for returns is estimated based on historical information patterns and sales and return information provided by the partner. The current year expense to adjust revenue for returns, if any, is recorded in the consolidated statements of operations.

Property and Equipment

Fixed assets are recorded at acquisition cost, net of accumulated depreciation and impairment. Depreciation on tangible property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of machinery, equipment, software and fixtures is three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or estimated useful life of the asset. Maintenance and repairs are charged to operations as incurred.

Leased Assets

The Company accounts for its leases at their inception as either an operating or capital lease, depending on certain defined criteria. All of the Company’s leases in effect at June 30, 2017 and 2016 are considered operating leases. The costs of operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease term. The difference between cash payments and straight line rent expense is recorded as deferred rent liability. The balance of deferred rent liabilities is classified in the balance sheet as other liabilities. Additionally, any incentives the Company receives are treated as a reduction of expenses over the term of the agreement. Leasehold improvements provided by the landlord are capitalized at cost and amortized over the lesser of their expected useful life or the life of the lease, without assuming renewal features, if any, are exercised.

Foreign Currency

Functional and reporting currency. The consolidated financial statements are presented in U.S. dollars and the functional currency of all of its subsidiaries is the U.S. dollar. The Company operates in several jurisdictions with local currencies including the Euro, the Australian dollar and the British Pound. However, the primary economic environment in which the entity operates is the U.S. dollar.

F-A-8

Aviragen Therapeutics, Inc.

Notes to Consolidated Financial Statements

Transactions and balances. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the related transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, as well as from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of operations.

Patent Expense

Legal fees incurred for patent application costs for product candidates have been charged to expense and reported in general and administrative expense.

Share-Based Compensation Expense

Share-based compensation expense relates to stock options, restricted stock units or other equity-based grants. The fair market value of stock options is determined at the grant date using the Black-Scholes option pricing model based on the date the grant is issued. The fair market value of restricted stock units or other equity-based grants are also determined at the grant date, based on the closing price of the Company’s common stock on that date. The value of the awards that are ultimately expected to vest is recognized as an expense on a straight-line basis over the employee's requisite service period. The Company uses the lattice model with a Monte Carlo simulation to value the grants of market stock units (“MSUs”). This valuation methodology utilizes several key assumptions, including the average closing stock price on the grant date, expected volatility of the Company’s stock price, risk-free rates of return and expected dividend yield.

Income Taxes

The Company applies ASC 740 – Income Taxes, which established financial accounting and reporting requirements for the effects of income taxes that result from the Company’s activities during the current and preceding years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates expected to apply to taxable income in the jurisdictions and years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Where the Company determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future, the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount that the Company determines is more likely than not to be realized.

Revenue Recognition

Revenue consists primarily of royalty payments. Revenue from royalties is recognized when the net sales of the underlying product by the relevant third party, including actual or estimated returns within the royalty period based on agreement, are determinable. The Company receives estimates of the amount of royalty revenue from its licensees on a quarterly basis.

Non-Cash Interest Expense on Liability Related to Sale of Future Royalties

In April 2016, the Company sold certain royalty rights related to the approved product Inavir®, sold by Daiichi Sankyo in the Japanese market, for $20 million to HealthCare Royalty Partners III, L.P. (“HCRP”). Under the relevant accounting guidance, due to a limit on the amount of royalties that HCRP can earn under the arrangement, this transaction was accounted for as a liability that will be amortized using the interest method over the life of the arrangement. The Company has no obligation to pay any amounts to HCRP other than to pass through to HCRP its share of royalties as they are received from Daiichi Sankyo. In order to record the amortization of the liability, the Company is required to estimate the total amount of future royalty payments to be received under the License Agreement and the payments that will be passed through to HCRP over the life of the agreement. The sum of the pass through amounts less the net proceeds received will be recorded as non-cash interest expense over the life of the liability. Consequently, the Company imputes interest on the unamortized portion of the liability and records non-cash interest expense using an estimated effective interest rate. The Company will periodically assess the expected royalty payments, and to the extent such payments are greater or less than the initial estimate, it will adjust the amortization of the liability and interest rate.

F-A-9

Aviragen Therapeutics, Inc.

Notes to Consolidated Financial Statements

Research and Development Expense

Research and development expense represents the cost of activities associated with the discovery, preclinical development, and clinical development of the Company’s product candidates other than those captured under cost of revenue. These costs include, but are not limited to, fees paid to third-party service providers in connection with conducting external preclinical studies and clinical trials, monitoring, accumulating and evaluating the related preclinical and clinical data; salaries and personnel-related expenses for our internal staff, including benefits and share-based compensation; the cost to develop, formulate and manufacture product candidates; external research and chemistry, consulting fees; license expenses and sponsored research fees paid to third parties; and outsourced cost of specialized information systems to evaluate and monitor our programs, depreciation and facility costs. Research and development expenses are expensed as incurred.

General and Administrative Expense

General and administrative expense reflects the costs incurred to manage and support our research and development activities, operations, contracts, and status as a publicly-traded company. General and administrative expense consists primarily of salaries and personnel-related expenses, including share-based compensation for personnel in executive, finance, information technology, business development and human resources functions. Other significant costs include professional fees for legal, auditing, tax, and consulting services, legal fees associated with patents and intellectual property related to our product candidates, insurance premiums, other expenses incurred as a result of being a company that is publicly traded, and depreciation and facility expenses.

Total Comprehensive Income

Comprehensive income is defined as the total change in stockholders’ equity during the period other than from transactions with stockholders, and for the Company, includes net income, unrealized gains and loss from available for sale securities and cumulative translation foreign currency adjustments.

Recently Adopted Accounting Standards

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-09 - Improvements to Employee Share-Based Payment Accounting. This ASU simplifies several aspects of the accounting for employee share-based payments, including the accounting for employer tax withholding on share-based compensation, forfeitures and the financial statement presentation of excess tax benefits and deficiencies. The ASU also clarifies the statement of cash flows presentation for certain components of share-based awards.

The Company has elected to early adopt ASU 2016-09 for the fiscal year ended June 30, 2017 using a modified retrospective approach, effective as if adopted the first day of the fiscal year, July 1, 2016. As a result of the adoption, the Company made an accounting policy election to account for forfeitures as they occur. The impact of the change in accounting policy has been recorded as a $0.1 million cumulative effect adjustment as an increase to the Company’s retained earnings and a decrease to additional paid-in capital as of January 1, 2017 to reflect actual forfeitures versus the previously-estimated forfeiture rate.

The amendments within the ASU related to the recognition of excess tax benefits and deficiencies and tax withholding requirements were adopted prospectively, with no impact to prior periods.

In August 2014, the FASB issued authoritative accounting guidance related to management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures. This guidance is effective for annual reporting ending after December 15, 2016, and for annual periods and interim periods thereafter, with early application permitted. The Company adopted the standard for the fiscal year ended June 30, 2017, with no material impact on the Company’s consolidated financial statements.

F-A-10

Aviragen Therapeutics, Inc.

Notes to Consolidated Financial Statements

Recently Issued Accounting Standards

In May 2014, the FASB issued authoritative accounting guidance related to revenue from contracts with customers. This guidance is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2017. Accordingly, the Company will adopt this guidance on July 1, 2018. Companies may use either a full retrospective or a modified retrospective approach to adopt this guidance. The Company is evaluating which transition approach to use and its impact, if any, on its consolidated financial statements.

In January 2016, the FASB issued guidance related to financial instruments - overall recognition and measurement of financial assets and financial liabilities. The guidance enhances the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. The update to the standard is effective for public companies for interim and annual periods beginning after December 15, 2017. Accordingly, the standard is effective for the Company on July 1, 2018. The Company is currently evaluating the impact that the standard will have on the consolidated financial statements.

In February 2016, the FASB issued new guidance on leases. This guidance replaces the prior lease accounting guidance in its entirety. The underlying principle of the new standard is the recognition of lease assets and lease liabilities by lessees for substantially all leases, with an exception for leases with terms of less than twelve months. The standard also requires additional quantitative and qualitative disclosures. The guidance is effective for interim and annual reporting periods beginning after December 15, 2018, and early adoption is permitted. The standard requires a modified retrospective approach, which includes several optional practical expedients. Accordingly, the standard is effective for the Company on July 1, 2019. The Company is currently evaluating the impact that this guidance will have on the consolidated financial statements.

In August 2016, the FASB issued new guidance on how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for the Company beginning July 1, 2018. Early adoption is permitted. We do not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

(3)  Short-Term Financial Instruments

Financial Assets (in millions)

	As of June 30,
	2017	2016

Financial assets:
Cash and cash equivalents	$17.7	$49.7
Short-term investments	20.9	19.3
Accounts receivable, net of allowance	0.6	0.7
Total current financial assets	39.2	69.7

Financial liabilities:
Accounts payable and current accrued liabilities	4.3	7.5
Short-term note payable	0.2	0.4
Total current financial liabilities	4.5	7.9

Net financial assets	$34.7	$61.8

The carrying value of the cash and cash equivalents, accounts receivable, short-term note payable and accounts payable approximates fair value because of their short-term nature. The Company regularly reviews all financial assets for impairment. There were no impairments recognized in 2017 and 2016.

F-A-11

Aviragen Therapeutics, Inc.

Notes to Consolidated Financial Statements

(4)	Fair Value Measurements

A fair value hierarchy has been established which requires the Company to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table sets forth the financial assets and liabilities that were measured at fair value on a recurring basis at June 30, 2017 and June 30, 2016, respectively, by level within the fair value hierarchy. The assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Company utilizes a third party pricing service. The pricing service utilizes industry standard valuation models and observable market inputs to determine value that include surveying the bond dealer community, obtaining benchmark quotes, incorporating relevant trade data, and updating spreads daily. There have been no transfers of assets or liabilities between the fair value measurement classifications.

		Quoted Prices in
		Active Markets for	Significant Other	Significant
(in millions)		Identical Assets	Observable Inputs	Unobservable
June 30, 2017	Total	(Level 1)	(Level 2)	Inputs (Level 3)
Cash equivalents	$10.9	$5.9	$5.0	$—
Short-term investments available-for-sale	20.9	—	20.9	—
Total	$31.8	$5.9	$25.9	$—

		Quoted Prices in
		Active Markets for	Significant Other	Significant
(in millions)		Identical Assets	Observable Inputs	Unobservable
June 30, 2016	Total	(Level 1)	(Level 2)	Inputs (Level 3)
Cash equivalents	$1.5	$1.5	$—	$—
Short-term investments available-for-sale	19.3	10.0	9.3	—
Total	$20.8	$11.5	$9.3	$—

The Company has had no realized gains or losses from the sale of investments for the fiscal year ended June 30, 2017. The following table shows the unrealized gains and losses and fair values for those investments as of June 30, 2017 and June 30, 2016 aggregated by major security type:

(in millions)		Unrealized	Unrealized
June 30, 2017	At Cost	Gains	(Losses)	At Fair Value
Money market funds	$5.9	$—	$—	$5.9
Commercial paper	8.5	—	—	8.5
Corporate notes	17.4	—	—	17.4
Total	$31.8	$—	$—	$31.8

F-A-12

(in millions)		Unrealized	Unrealized
June 30, 2016	At Cost	Gains	(Losses)	At Fair Value
Money market funds	$1.5	$—	$—	$1.5
Debt securities of U.S. government agencies	2.0	—	—	2.0
U.S. Treasury securities	7.0	—	—	7.0
Corporate notes	2.9	0.1	—	3.0
Certificates of deposit	7.3	—	—	7.3
Total	$20.7	$0.1	$—	$20.8

As of June 30, 2017 and June 30, 2016, the Company had investments in an unrealized gain/(loss) position below material disclosure thresholds in the table above. The Company has determined that the unrealized gains and losses on these investments are temporary in nature and expects the security to mature at its stated maturity principal. All available-for-sale securities held at June 30, 2017 will mature in less than one year. The fair value of cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying value because of the short-term nature of these financial instruments respectively, at June 30, 2017 and June 30, 2016. The fair value of our short-term note payable, which is measured using Level 2 inputs, approximates book value, at June 30, 2017 and June 30, 2016.

(5)	Property and Equipment

Property and equipment consist of the following (in millions):

	As of June 30,
	2017	2016

Property and equipment	$0.3	$0.3
Leasehold improvements	0.3	0.3
Total Property and equipment	0.6	0.6
Accumulated depreciation	(0.4)	(0.3)
Property and equipment, net	$0.2	$0.3

Depreciation and amortization expense was $0.1 million for both of the fiscal years ended June 30, 2017 and 2016.

(6)	Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following (in millions):

	As of June 30,
	2017	2016

Professional fees	$0.4	$0.1
Salary and related costs	0.4	0.6
Research and development services	1.8	2.2
Other accrued expenses	0.3	0.7
Total accrued expenses and other liabilities	$2.9	$3.6

(7)	Liabilities Related to Sale of Future Royalties

In April 2016, the Company sold certain royalty rights related to the approved product Inavir®, sold by Daiichi Sankyo in the Japanese market, for $20 million to HCRP. Under the relevant accounting guidance, due to a limit on the amount of royalties that HCRP can earn under the arrangement, this transaction was accounted for as a liability that will be amortized using the interest method over the life of the arrangement. The Company has no obligation to pay any amounts to HCRP other than to pass through to HCRP its share of royalties as they are received from Daiichi Sankyo. In order to record the amortization of the liability, the Company is required to estimate the total amount of future royalty payments to be received under the License Agreement and the payments that will be passed through to HCRP over the life of the agreement. The sum of the pass through amounts less the net proceeds received will be recorded as non-cash interest expense over the life of the liability. Consequently, the Company imputes interest on the unamortized portion of the liability and records non-cash interest expense using an estimated effective interest rate. The Company will periodically assess the expected royalty payments, and to the extent such payments are greater or less than the initial estimate, the Company will adjust the amortization of the liability and interest rate. As a result of this accounting, even though the Company does not retain HCRP’s share of the royalties, it will continue to record non-cash revenue related to those royalties until the amount of the associated liability and related interest is fully amortized.

F-A-13

Aviragen Therapeutics, Inc.

Notes to Consolidated Financial Statements

The following table shows the activity within the liability account during the year ended June 30, 2017:

in millions
Total Liability related to sale of future royalties, June 30, 2016	$18.1
Non-cash royalty revenue paid to HCRP	(3.2)
Non-cash interest expense recognized	1.8
Total Liability related to sale of future royalties, June 30, 2017	$16.7

(8) Commitments and Contingent Liabilities

 Operating Leases

The Company has a non-cancellable operating lease for its corporate headquarters in Alpharetta, Georgia that expires in February 2021. The lease includes an escalating base rent schedule and a tenant incentive towards leasehold improvements of approximately $0.1 million which are being recognized as a reduction in rent expense on a straight line basis over the term of the lease. Future minimum lease payments, in millions, under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of June 30, 2017 are (in millions):

2018	$0.3
2019	0.3
2020	0.3
Thereafter	0.2

Total minimum lease payments	$1.1

Rent expense was $0.3 million and $0.2 million for the fiscal years ended June 30, 2017 and 2016, respectively.

(9)	Income Taxes

For financial reporting purposes, loss before taxes includes the following components (in millions):

	Fiscal Years Ended June 30,
	2017	2016
United States	$(5.1)	$(4.9)
Foreign	(24.0)	(20.5)

Total	$(29.1)	$(25.4)

F-A-14

Aviragen Therapeutics, Inc.

Notes to Consolidated Financial Statements

The expense for income taxes is comprised of:

	Fiscal Years Ended June 30,
	2017	2016
Current:
Federal	$-	$-
State	-	-
Foreign	0.3	-
Total tax expense	$0.3	$-

A reconciliation of income tax expense at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:

	Fiscal Years Ended June 30,
	2017	2016

Income tax (benefit) expense at federal statutory rate	$(10.2)	$(8.9)
State and local income taxes, net of federal benefit	(0.2)	(0.2)
Foreign tax rate differential	1.4	1.0
Change in valuation allowance	8.4	9.4
ISO expense	0.3	0.3
Japanese withholding tax	0.3	-
Foreign tax credit	-	(0.2)
Adjustment to deferred income tax assets	0.3	(0.9)
Other	-	(0.5)
Income tax expense	$0.3	$-

The following table includes deferred tax assets and liabilities as of June 30, 2017 and 2016:

	As of June 30,
	2017	2016
Deferred tax assets:
Foreign net operating loss carryforwards	$27.9	$20.2
US federal and state loss carryforwards	7.1	6.1
Research credits	2.4	2.2
Amortization	-	0.6
Accrued compensated-related costs	2.0	1.6
Sale of future royalty rights	5.0	5.4
Other	-	0.1
Subtotal	44.4	36.2
Less valuation allowance	(44.4)	(36.2)
Total net deferred taxes	$-	$-

Significant components of deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. As of June 30, 2017 and 2016 a full valuation allowance had been established, as the Company has determined that the realization of its deferred tax assets is not more likely than not. The Company recorded $44.4 million and $36.2 million of valuation allowance as of June 30, 2017 and 2016, respectively.

F-A-15

Aviragen Therapeutics, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2017 and 2016, the Company has $18.4 million and $15.7 million, respectively of gross U.S. federal net operating loss carryforwards that expire at various dates through 2035. Under IRC section 382, certain significant changes in ownership may restrict the future utilization of its U.S. tax loss carryforwards. As of June 30, 2017 and 2016, the Company also has accumulated tax losses of $44.3 million and $32.1 million, respectively for Australia, $25.4 million and $22.8 million, respectively for the United Kingdom and $29.2 million and $18.8 million, respectively for France available for carry forward against future earnings, which under relevant tax laws do not expire but may not be available under certain circumstances.

As of June 30, 2017 and 2016, the Company’s foreign subsidiaries have no positive accumulated earnings. As such, no federal or state income taxes have been provided on the losses of its foreign subsidiaries under ASC 740. If in the future there are positive earnings generated from the Company’s foreign subsidiaries, the Company will evaluate whether to record any applicable federal and state income taxes on such earnings.

Uncertain Tax Positions

The Company files income tax returns in the U.S, Australia, France and the United Kingdom, as well as with various U.S. states. The Company is subject to tax audits in all jurisdictions in which it files income tax returns. Tax audits by their very nature are often complex and can require several years to complete. There are currently no tax audits that have commenced with respect to income tax returns in any jurisdiction.

Under the tax statute of limitations applicable to the Internal Revenue Code, the Company is no longer subject to U.S. federal income tax examinations by the Internal Revenue Service for years before 2013. Under the statute of limitations applicable to most state income tax laws, the Company is no longer subject to state income tax examinations by tax authorities for years before 2012 in states in which it has filed income tax returns. Certain states may take the position that the Company is subject to income tax in such states even though the Company has not filed income tax returns in such states and, depending on the varying state income tax statutes and administrative practices, the statute of limitations in such states may extend to years before 2009. However, because the Company is carrying forward income tax attributes, such as net operating losses and tax credits from 2012 and earlier tax years, these attributes can still be audited when utilized on returns filed in the future. The Company began foreign operations in 1985. The Company is subject to foreign tax examinations by tax authorities for all years of operations.

The Company does not have any unrecognized tax benefits as of June 30, 2017.

(10) Share-Based Compensation

For the fiscal years ended June 30, 2017 and 2016, the Company recorded share-based compensation expense related to grants from equity incentive plans of $1.9 million and $2.0 million, respectively. No income tax benefit was recognized in the statements of operations and no share-based compensation expense was capitalized as part of any assets for the fiscal years ended June 30, 2017 and 2016.

In November 2016, the Company’s stockholders approved the 2016 Equity Incentive Plan (“2016 Equity Plan”), which replaced and superseded our amended 2007 Omnibus Equity and Incentive Plan (“Prior Plan”). Under the 2016 Equity Plan all outstanding awards under the Prior Plan will become available for issuance under the 2016 Equity Plan if such awards are forfeited or otherwise terminate.

Stock Options. The fair value of each stock option award was estimated at its respective date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Years Ended June 30,
	2017	2016
Risk-free interest rate	1.23%	1.40%
Dividend yield	—	—
Expected volatility	.67	.75
Expected life of options (years)	3.6	4.8
Fair value of options granted	$0.47	$1.26

The risk-free rate interest rate is based on the expected life of the option and the corresponding U.S. Treasury bond, which in most cases is the U.S. five year Treasury bond. The expected term of stock options granted is derived from actual and expected option behavior and represents the period of time that options granted are expected to be outstanding. Expected volatility is based on the historical volatility of the Company’s publicly traded common stock.

F-A-16

Aviragen Therapeutics, Inc.

Notes to Consolidated Financial Statements

The following table summarizes the stock option activity for the fiscal years end June 30, 2017 and 2016:

	Number of	Weighted Average Exercise Price	Weighted-Average Remaining Contractual	Aggregate Intrinsic Value
	Stock Options	Per Option	Term	($0000)

Balance at June 30, 2015	3,364,117	$5.58	7.9	$—
Granted	1,636,667	2.17
Exercised	—	—
Forfeited or expired	(249,361)	12.77

Balance at June 30, 2016	4,751,423	4.07	6.6	$—
Granted	3,582,000	0.90
Exercised	—	—
Forfeited	(489,543)	2.33
Expired	(277,238)	11.64
Balance at June 30, 2017	7,566,642	$2.40	7.7	$—

The total intrinsic value of stock options exercised during the fiscal years ended June 30, 2017 and 2016 was zero, and no cash proceeds were received by the Company. Further, no actual tax benefits were realized, as the Company currently records a full valuation allowance for all tax benefits due to uncertainties with respect to its ability to generate sufficient taxable income in the future.

The following tables summarize information relating to outstanding and exercisable stock options as of June 30, 2017:

			June 30, 2017
			Outstanding			Exercisable
Exercise Prices			Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
				(In Years)
$0.49	—	$1.21	2,272,000	9.76	$0.65	-	$-
$1.30	—	$1.95	1,607,467	9.01	1.38	243,217	1.51
$2.02	—	$6.11	3,558,940	5.90	3.02	2,470,156	3.27
$6.65	—	$34.86	128,235	2.32	29.14	128,235	29.14
			7,566,642	7.66	$2.40	2,841,608	$4.28

Restricted Stock Awards. A summary of the Company’s outstanding restricted stock activity for the fiscal years ended June 30, 2017 and 2016 is as follows:

		Weighted-Average
		Grant Date
	Shares	Fair Value
Outstanding at June 30, 2015	8,750	$3.93
Granted	—	—
Forfeited	—	—
Outstanding at June 30, 2016	8,750	3.93
Granted	—	—
Released	(8,750)	3.93
Forfeited	—	—
Outstanding at June 30, 2017	—	$—

F-A-17

Aviragen Therapeutics, Inc.

Notes to Consolidated Financial Statements

Restricted Stock Units and Market Stock Units (MSUs). A summary of the Company’s outstanding restricted stock and market stock unit (MSU) activity for the fiscal years ended June 30, 2017 and 2016 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Outstanding at June 30, 2015	96,581	$3.23
Awarded	2,500	2.49
Released	(45,716)	2.44
Forfeited	(6,334)	2.41
Unvested at June 30, 2016	47,031	7.69
Awarded	—	—
Released	—	—
Forfeited	(47,031)	7.69
Outstanding at June 30, 2017	—	$—

In December 2013, the Company awarded 108,133 MSUs to employees that could have vested on January 1, 2017. The vesting of these awards was subject to the respective employee’s continued employment through this settlement period. The number of MSUs granted represented the target number of units that are eligible to be earned based on the attainment of certain market-based criteria involving the Company’s stock price. The stock price criteria was not met and the MSUs were forfeited at January 1, 2017. Compensation expense, including the effect of forfeitures, was recognized over the applicable service period.

As of June 30, 2017 and 2016 there was $2.0 and $2.6 million, respectively, of unrecognized share-based compensation expense related to all unvested share-based awards, discounted for future forfeitures. This balance is expected to be recognized over a weighted-average period of 1.4 years.

(11)	Retirement Benefits

The Company contributed $0.2 million for both of the fiscal years ended June 30, 2017 and 2016, toward standard defined contribution plans for employees. Contributions by the Company during fiscal year ending June 30, 2017 and 2016 can be up to four percent of an employee’s salary.

(12)	Net Loss per Share

Basic and diluted loss per share has been computed based on net loss and the weighted-average number of common shares outstanding during the applicable period. For diluted net loss per share, common stock equivalents (shares of common stock issuable upon the exercise of stock options and warrants) are excluded from the calculation of diluted net loss per share as their inclusion would be anti-dilutive. The Company has excluded all options to purchase common stock in periods indicating a loss, as their effect is anti-dilutive.

F-A-18

Aviragen Therapeutics, Inc.

Notes to Consolidated Financial Statements

The following table sets forth the computation of historical basic and diluted net loss per share:

	Fiscal Year Ended June 30,
	2017	2016

Net loss (in millions)	$(29.4)	$(25.4)
Weighted average shares outstanding	38,644,395	38,635,452
Shares used to compute diluted earnings per share	38,644,395	38,635,452
Basic loss per share	$(0.76)	$(0.66)
Diluted loss per share	$(0.76)	$(0.66)
Number of antidilutive stock options excluded from computation	7,566,642	4,751,423

(13) Licenses, Royalty, Collaborative and Contractual Arrangements

Royalty agreements

The Company entered into a royalty-bearing research and license agreement with GSK in 1990 for the development and commercialization of zanamivir, a neuraminidase inhibitor (“NI”) marketed by GSK as Relenza® to treat influenza. Most of the Company’s Relenza® patents have expired and the only substantial remaining intellectual property related to the Relenza® patent portfolio, which is solely owned by the Company and exclusively licensed to GSK, is scheduled to expire in July 2019 in Japan. On October 18, 2016, the United States Court of Appeals for the Federal Circuit affirmed the rejection of all pending claims of U.S. Patent Application No. 08/737,141. Accordingly, no future United States royalties will be owed by GSK.

The Company also generates royalty revenue from the sale of Inavir® in Japan, pursuant to a collaboration and license agreement that the Company entered into with Daiichi Sankyo in 2009. In September 2010, laninamivir octanoate was approved for sale by the Japanese Ministry of Health and Welfare for the treatment of influenza in adults and children, which Daiichi Sankyo markets as Inavir®. Under the agreement, the Company currently receives a 4% royalty on net sales of Inavir® in Japan and is eligible to earn sales milestone payments. Under the collaboration and license agreement, the Company and Daiichi Sankyo have cross-licensed the world-wide rights to develop and commercialize the related intellectual property, and have agreed to share equally in any royalties, license fees, or milestone or other payments received from any third party licenses outside of Japan. Patents on the composition of matter for LANI in Japan generally expire in 2024.

In April 2016, the Company entered into a Royalty Interest Acquisition Agreement (“Agreement”) with HCRP. Under the Agreement, HCRP made a $20 million cash payment to the Company in consideration for acquiring from the Sellers certain royalty rights (“Royalty Rights”) related to the approved product Inavir® in the Japanese market. The Royalty Rights were obtained pursuant to the collaboration and license agreements (the “License Agreement”) and a commercialization agreement that the Company entered into with Daiichi Sankyo Company, Limited.

Collaborative and contract arrangements

In July 2016, the Company announced that it had entered into an exclusive, worldwide license for respiratory syncytial virus (“RSV”) replication inhibitors intellectual property with Georgia State University Research Foundation (“GSURF”) in exchange for an upfront fee, future milestone payments and royalties on future net sales of any products that utilize the underlying RSV intellectual property. The Company has an obligation to make a minimum payment of $10,000 to GSURF annually until the license agreement expires or is terminated. The Company also entered into a two year sponsored research agreement with GSURF for annual sponsored research payments.

F-A-19

Aviragen Therapeutics, Inc.

Notes to Consolidated Financial Statements

The following tables summarize the key components of the Company’s revenues (in millions):

	Fiscal Years Ended June 30,
	2017	2016
Royalty revenue – Relenza®	$2.5	$4.8
– Inavir®	3.2	4.3
Non-cash royalty revenue related to sale of royalties	3.2	0.2
Total revenue	$8.9	$9.3

F-A-20

Aviragen Therapeutics, Inc.

Condensed Consolidated Balance Sheets

(unaudited)

(in millions, except share amounts)

	September 30, 2017	June 30, 2017

ASSETS
Current assets:
Cash and cash equivalents	$19.6	$17.7
Short-term investments	14.5	20.9
Accounts receivable, net of allowance	0.1	0.6
Prepaid and other current assets	0.3	0.7
Total current assets	34.5	39.9
Non-current assets:
Property and equipment, net	0.2	0.2
Total assets	$34.7	$40.1

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1.3	$1.4
Accrued expenses	2.2	2.9
Short-term note payable	0.2	0.2
Liability related to sale of future royalties, current portion	1.5	1.4
Total current liabilities	5.2	5.9
Non-current liabilities:
Long-term note payable, net of current portion	0.1	0.1
Liability related to sale of future royalties, net of current portion	15.4	15.3
Other long-term liabilities, net of current portion	0.1	0.1
Total liabilities	20.8	21.4

Commitments and contingencies	-	-
Stockholders’ equity:
Preferred stock, $0.10 par value: 5,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $0.10 par value: 200,000,000 shares authorized; 38,649,237 shares issued and outstanding at September 30, 2017 and June 30, 2017	3.9	3.9
Additional paid-in capital	160.1	159.6
Accumulated other comprehensive income	19.0	19.0
Accumulated deficit	(169.1)	(163.8)
Total stockholders’ equity	13.9	18.7
Total liabilities and stockholders’ equity	$34.7	$40.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-A-21

Aviragen Therapeutics, Inc.

Condensed Consolidated Statements of Operations

(unaudited)
(in millions, except share and per share amounts)

	Three Months Ended September 30,
	2017	2016
Revenue:
Royalty revenue	$-	$0.1
Non-cash royalty revenue related to the sale of future royalties	0.1	-
Total revenue	0.1	0.1

Operating expense:
Research and development	2.8	7.6
General and administrative	2.3	2.2
Foreign exchange (gain) loss, net	-	(0.1)
Total operating expense	5.1	9.7
Loss from operations	(5.0)	(9.6)
Other (expense) income:
Non-cash interest expense on liability related to sale of future royalties	(0.4)	(0.4)
Interest income	0.1	-
Total other (expense) income	(0.3)	(0.4)

Loss before tax	(5.3)	(10.0)
Income tax expense	-	-
Net loss	$(5.3)	$(10.0)

Basic and diluted net loss per share	$(0.14)	$(0.26)

Basic and diluted weighted-average shares outstanding	38,649,237	38,640,487

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-A-22

Aviragen Therapeutics, Inc.

Condensed Consolidated Statement of Stockholders’ Equity
(unaudited)
(in millions, except for share amounts)

	Common Stock				Accumulated
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Total Stockholders’ Equity
Balances at June 30, 2017	38,649,237	$3.9	$159.6	$(163.8)	$19.0	$18.7
Net loss	-	-	-	(5.3)	-	(5.3)
Share-based compensation	-	-	0.5	-	-	0.5
Balances at September 30, 2017	38,649,237	$3.9	$160.1	$(169.1)	$19.0	$13.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-A-23

Aviragen Therapeutics, Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited)
(in millions)

	Three Months Ended September 30,
	2017	2016

Cash flows from operating activities:
Net loss	$(5.3)	$(10.0)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	0.5	0.4
Non-cash interest expense related to sale of future royalties	0.4	0.4
Non-cash royalty revenue related to sale of future royalties	(0.1)	-

Change in operating assets and liabilities:
Accounts receivable	0.5	-
Prepaid expenses and other current assets	0.4	(1.2)
Accounts payable and accrued expenses	(0.9)	(0.3)
Net cash used in operating activities	(4.5)	(10.7)

Cash flows from investing activities:
Purchases of short and long-term investments	(7.0)	-
Maturity of short-term investments	13.4	6.9
Net cash provided by investing activities	6.4	6.9

Increase (decrease) in cash and cash equivalents	1.9	(3.8)
Cash and cash equivalents at beginning of period	17.7	49.7
Cash and cash equivalents at end of period	$19.6	$45.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-A-24

Aviragen Therapeutics, Inc.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(for the quarterly period ended September 30, 2017)

 1)      Company Overview

Aviragen Therapeutics, Inc., together with its wholly owned subsidiaries (“Aviragen”, or the “Company”) is a biopharmaceutical company focused on the discovery and development of direct-acting antivirals to treat infections that have limited therapeutic options and affect a significant number of patients globally. The Company has three Phase 2 clinical stage compounds: BTA074 (teslexivir), an antiviral treatment for condyloma caused by human papillomavirus types 6 & 11; vapendavir, a capsid inhibitor for the prevention or treatment of rhinovirus (“RV”) upper respiratory infections; and BTA585 (enzaplatovir), a fusion protein inhibitor in development for the treatment of respiratory syncytial virus infections. The Company also has a preclinical RSV non-fusion inhibitor program. The Company is incorporated in the state of Delaware and its corporate headquarters are located in Alpharetta, Georgia.

Although several of the Company’s influenza product candidates have been successfully developed and commercialized to-date by other larger pharmaceutical companies under collaboration, license or commercialization agreements with the Company, it has not independently developed or received regulatory approval for any product candidate, and the Company does not currently have any sales, marketing or commercial capabilities. Therefore, it is possible that the Company may not successfully derive any significant product revenues from any product candidates that it is developing now, or may develop in the future. The Company expects to incur losses for the foreseeable future as it intends to support the clinical and preclinical development of its product candidates.

On October 30, 2017, the Company announced that it had entered into a definitive Agreement and Plan of Merger and Reorganization dated October 27, 2017, among the Company, Agora Merger Sub, Inc. and Vaxart, Inc. (the “Merger Agreement”) pursuant to which Vaxart., a privately-held clinical-stage company focused on developing oral recombinant vaccines from its proprietary delivery platform, would become a wholly-owned subsidiary of the Company (the “Merger”). This transaction marks the culmination of the Company’s Strategic Review process which was initiated in April. The Merger will result in a combined company focused on developing orally-delivered vaccines and therapeutics to address a variety of viral infections.

The exchange ratio in the merger agreement was determined by Vaxart assigning $60,000,000 in value to Aviragen for its financial and clinical assets, and $90,000,000 in value for its own assets. On a pro forma basis after giving effect to the number of shares of Aviragen common stock that will be issued to Vaxart security holders in the Merger and assuming no adjustments for cash balances as provided for in the Merger Agreement, current Vaxart security holders will own approximately 60% of the combined company and current Aviragen security holders will own approximately 40% of the combined company. The transaction has been approved by the boards of directors of both companies. The Merger is expected to close in the first quarter of 2018, subject to the approval of the stockholders of each company as well as other customary conditions.

Upon closing of the Merger, the name of the combined company will become Vaxart, Inc. and shares of the combined company are expected to continue trading on the NASDAQ Capital Market under the proposed ticker symbol VXRT. Wouter Latour, M.D., will serve as Chief Executive Officer of the combined company.

Prior to the completion of the proposed merger, the Company plans to continue to finance its operations with existing cash, cash equivalents and investments.

(2)	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. All material adjustments considered necessary for a fair presentation have been included. Certain information and footnote disclosure normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to instructions, rules and regulations prescribed by the U.S. Securities and Exchange Commission (“SEC”). Except as disclosed herein, there has been no material change in the information disclosed in the notes to the condensed consolidated financial statements included in the Company’s Annual Report on Form 10-K that was filed with the SEC on September 1, 2017.

F-A-25

The unaudited interim condensed consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All inter-company transactions and balances are eliminated in consolidation.

Operating results for the three months ended September 30, 2017 are not necessarily indicative of those in future quarters or the annual results that may be expected for the Company’s fiscal year ending June 30, 2018. For a more complete discussion of the Company’s significant accounting policies and other information, this report should be read in conjunction with the consolidated financial statements for the fiscal year ended June 30, 2017 included in the Company’s Annual Report on Form 10-K.

The Company’s significant accounting policies have not changed since June 30, 2017.

Recently Issued Accounting Standards

In May 2014, the FASB issued authoritative accounting guidance related to revenue from contracts with customers. This guidance is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2017. Accordingly, the Company will adopt this guidance on July 1, 2018. Companies may use either a full retrospective or a modified retrospective approach to adopt this guidance. The Company is evaluating which transition approach to use and its impact, if any, on its consolidated financial statements.

In January 2016, the FASB issued guidance related to financial instruments - overall recognition and measurement of financial assets and financial liabilities. The guidance enhances the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. The update to the standard is effective for public companies for interim and annual periods beginning after December 15, 2017. Accordingly, the standard is effective for the Company on July 1, 2018. The Company is currently evaluating the impact that the standard will have on the consolidated financial statements.

In February 2016, the FASB issued new guidance on leases. This guidance replaces the prior lease accounting guidance in its entirety. The underlying principle of the new standard is the recognition of lease assets and lease liabilities by lessees for substantially all leases, with an exception for leases with terms of less than twelve months. The standard also requires additional quantitative and qualitative disclosures. The guidance is effective for interim and annual reporting periods beginning after December 15, 2018, and early adoption is permitted. The standard requires a modified retrospective approach, which includes several optional practical expedients. Accordingly, the standard is effective for the Company on July 1, 2019. The Company is currently evaluating the impact that this guidance will have on the consolidated financial statements.

In August 2016, the FASB issued new guidance on how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for the Company beginning July 1, 2018. Early adoption is permitted. We do not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

(3)	Fair Value Measurements

A fair value hierarchy has been established that requires the Company to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

F-A-26

The following table sets forth the financial assets and liabilities that were measured at fair value on a recurring basis at September 30, 2017 and June 30, 2017, by level within the fair value hierarchy. The assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Company’s short-term investments have been classified as Level 2, which have been initially valued at the transaction price and subsequently revalued, at the end of each reporting period, utilizing a third party pricing service. The pricing service utilizes industry standard valuation models and observable market inputs to determine value that include surveying the bond dealer community, obtaining benchmark quotes, incorporating relevant trade data, and updating spreads daily. There have been no transfers of assets or liabilities between the fair value measurement classifications.

		Quoted Prices in	Significant
		Active Markets	Other	Significant
(in millions)		for Identical Assets	Observable Inputs	Unobservable Inputs
September 30, 2017	Total	(Level 1)	(Level 2)	(Level 3)
Cash equivalents	$17.0	$6.3	$10.7	$—
Short-term investments available-for-sale	14.5	—	14.5	—
Total	$31.5	$6.3	$25.2	$—

(in millions) June 30, 2017	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$10.9	$5.9	$5.0	$—
Short-term investments available-for-sale	20.9	—	20.9	—
Total	$31.8	$5.9	$25.9	$—

Cash equivalents consist primarily of money market funds. Short-term investments consist of certificates of deposit, corporate securities, U.S. Treasury securities and U.S. agency securities, classified as available-for-sale and have maturities less than 365 days from the date of acquisition.

The following table shows the unrealized gains and losses and fair values for those investments as of September 30, 2017 and June 30, 2017 aggregated by major security type:

(in millions)		Unrealized	Unrealized
September 30, 2017	At Cost	Gains	(Losses)	At Fair Value
Money market funds	$6.3	$-	$-	$6.3
Corporate notes	9.7	-	-	9.7
Commercial paper	15.5	-	-	15.5
Total	$31.5	$-	$-	$31.5

F-A-27

(in millions)		Unrealized	Unrealized
June 30, 2017	At Cost	Gains	(Losses)	At Fair Value
Money market funds	$5.9	$—	$—	$5.9
Commercial paper	8.5	—	—	8.5
Corporate notes	17.4	—	—	17.4
Total	$31.8	$—	$—	$31.8

As of September 30, 2017 and June 30, 2017, the Company had investments in an unrealized gain (loss) position below material disclosure thresholds in the table above. The Company determined that the unrealized gains and losses on these investments were temporary in nature and expected the security to mature at its stated maturity principal. All available-for-sale securities held at September 30, 2017, will mature in less than one year. The fair value of cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying value because of the short-term nature of these financial instruments at September 30, 2017 and June 30, 2017, respectively. The fair value of the Company’s short-term note payable, which is measured using Level 2 inputs, approximates book value, at September 30, 2017 and June 30, 2017.

(4)	Accrued and Other Current Liabilities

Accrued expenses consist of the following (in millions):

	September 30, 2017	June 30, 2017

Professional fees	$0.4	$0.4
Salary and benefits	0.4	0.4
Research and development expenses	1.3	1.8
Other accrued expenses	0.1	0.3
Total accrued expenses and other liabilities	$2.2	$2.9

(5)	Liabilities Related to Sale of Future Royalties

In April 2016, the Company sold certain royalty rights related to the approved product Inavir®, sold by Daiichi Sankyo Company, Limited (“Daiichi Sankyo”) in the Japanese market, for $20 million to HealthCare Royalty Partners III, L.P. (“HCRP”). Under the relevant accounting guidance, due to a limit on the amount of royalties that HCRP can earn under the arrangement, this transaction was accounted for as a liability that will be amortized using the interest method over the life of the arrangement. The Company has no obligation to pay any amounts to HCRP other than to pass through to HCRP its share of royalties as they are received from Daiichi Sankyo. In order to record the amortization of the liability, the Company is required to estimate the total amount of future royalty payments to be received under the License Agreement with Daiichi Sankyo and the payments that will be passed through to HCRP over the life of the agreement. The sum of the pass through amounts less the net proceeds received will be recorded as non-cash interest expense over the life of the liability. Consequently, the Company imputes interest on the unamortized portion of the liability and records non-cash interest expense using an estimated effective interest rate. The Company will periodically assess the expected royalty payments, and to the extent such payments are greater or less than the initial estimate, the Company will adjust the amortization of the liability and interest rate. As a result of this accounting, even though the Company does not retain HCRP’s share of the royalties, it will continue to record non-cash revenue related to those royalties until the amount of the associated liability and related interest is fully amortized.

F-A-28

The following table shows the activity within the liability account during the three months ended September 30, 2017:

in millions
Total Liability related to sale of future royalties, June 30, 2017	$16.7
Non-cash royalty revenue paid to HCRP	(0.2)
Non-cash interest expense recognized	0.4
Total Liability related to sale of future royalties, September 30, 2017	$16.9

(6)	Net Loss per share

Basic and diluted net loss per share has been computed based on net loss and the weighted-average number of common shares outstanding during the applicable period. For diluted net loss per share, common stock equivalents (shares of common stock issuable upon the exercise of stock options and unvested restricted stock units) are excluded from the calculation as their inclusion would be anti-dilutive. The Company has excluded all anti-dilutive share-based awards to purchase common stock in periods indicating a loss, as their effect is anti-dilutive.

The following tables set forth the computation of historical basic and diluted net loss per share.

	Three Months Ended September 30,
	2017	2016

Net loss (in millions)	$(5.3)	$(10.0)
Weighted-average shares outstanding	38,649,237	38,640,487
Dilutive effect of restricted stock and stock options	-	-
Shares used to compute diluted earnings per share	38,649,237	38,640,487
Basic net loss per share	$(0.14)	$(0.26)
Diluted net loss per share	$(0.14)	$(0.26)
Number of anti-dilutive share-based awards excluded from computation	7,452,999	5,806,900

(7)	Licenses, Royalty Collaborative and Contractual Arrangements

Royalty agreements

The Company entered into a royalty-bearing research and license agreement with GlaxoSmithKline (“GSK”) in 1990 for the development and commercialization of zanamivir, a neuraminidase inhibitor marketed by GSK as Relenza® to treat influenza. Under the terms of the agreement, the Company licensed zanamivir to GSK on an exclusive, worldwide basis. Most of the Company’s Relenza® patents have expired and the only substantial remaining intellectual property related to the Relenza® patent portfolio is scheduled to expire in July 2019 in Japan. Until that patent expires, the Company will receive a 7% royalty on GSK’s annual net sales of Relenza® in Japan.

The Company also generates royalty revenue from the sale of Inavir® (laninamivir octanoate or LANI) in Japan, pursuant to a collaboration and license agreement and a related commercialization agreement (collectively, the “Inavir® License Agreement”) with Daiichi Sankyo. Under the Inavir® License Agreement, the Company currently receives a 4% royalty on net sales of Inavir® in Japan and is eligible to earn sales milestone payments. Under the Inavir® License Agreement, the Company and Daiichi Sankyo have cross-licensed the world-wide rights to develop and commercialize the related intellectual property, and have agreed to share equally in any royalties, license fees, or milestone or other payments received from any third party licenses outside of Japan. The patent relating to hydrates and the crystalline form of LANI used in Inavir® expires in 2021 (not including extensions) in the U.S. and EU and in 2024 in Japan. In February 2015, a patent containing claims relevant to the manufacture of Inavir ® was issued in Japan and expires in December 2029.

F-A-29

In April 2016, the Company entered into a Royalty Interest Acquisition Agreement (“Agreement”) with HCRP. Under the Agreement, HCRP made a $20 million cash payment to the Company in consideration for acquiring from the Company certain royalty rights (“Royalty Rights”) related to Inavir® in the Japanese market.

The following tables summarize the key components of the Company’s revenues (in millions):

	Three Months Ended September 30,
	2017	2016
	(in millions)
Royalty revenue - Relenza®	$-	$0.1
Non-cash royalty revenue related to the sale of future royalties	0.1	-
Total revenue	$0.1	$0.1

Collaborative and contract arrangements

In July 2016, the Company entered into an exclusive, worldwide license for RSV replication inhibitors intellectual property with Georgia State University Research Foundation (“GSURF”) in exchange for an upfront fee, future milestone payments and royalties on future net sales of any products that utilize the underlying RSV intellectual property. The Company has an obligation to make a minimum payment of $10,000 to GSURF annually until the license agreement expires or is terminated. The Company also entered into a two year sponsored research agreement with GSURF for annual sponsored research payments.

(8)	Subsequent Events

On October 30, 2017, the Company announced that it had entered into the Merger Agreement pursuant to which Vaxart., a privately-held clinical-stage company focused on developing oral recombinant vaccines from its proprietary delivery platform, would become a wholly-owned subsidiary of the Company. This transaction marks the culmination of the Company’s Strategic Review process which was initiated in April. The Merger will result in a combined company focused on developing orally-delivered vaccines and therapeutics to address a variety of viral infections.

F-A-30

VAXART, INC.
INDEX TO FINANCIAL STATEMENTS

F-B-1

Independent Auditors’ Report

The Board of Directors
Vaxart, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of Vaxart, Inc. (the Company), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vaxart, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered recurring losses from operations and has a debt obligations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

San Francisco, California
August 4, 2017

F-B-2

VAXART, INC.

BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2015	December 31, 2016	September 30, 2017
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$17,946	$8,405	$1,918
Short-term investments	2,503	4,668	3,338
Accounts receivable - billed	128	—	—
Accounts receivable - unbilled	51	1,590	327
Prepaid expenses and other current assets	293	189	322

Total current assets	20,921	14,852	5,905
Property and equipment, net	801	990	773
Intangible assets, net	48	44	41

Total assets	$21,770	$15,886	$6,719

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,351	$2,949	$789
Accrued liabilities	1,857	1,749	1,770
Promissory note payable to Oxford Finance, current	—	—	1,111
Convertible promissory notes, current – related parties	18,947	—	—
Embedded derivative liability, current	2,240	—	—

Total current liabilities	24,395	4,698	3,670
Convertible promissory notes, long-term – related parties	9,913	32,789	34,653
Embedded derivative liability, long-term	1,260	3,280	2,360
Promissory note payable to Oxford finance, long-term	—	4,760	3,810

Total liabilities	35,568	45,527	44,493

Commitments and contingencies (note 8)

Stockholders’ equity (deficit):
Convertible preferred stock, $0.00001 par value, 82,553,957 authorized; 60,645,918 issued and outstanding as of December 31, 2015 and 2016 and September 30, 2017 (unaudited); aggregate liquidation value of $39,956 as of December 31, 2015 and 2016 and September 30, 2017 (unaudited)	1	1	1
Common stock, $0.00001 par value, 110,000,000 shares authorized; 6,696,847 issued and outstanding as of December 31, 2015; 6,738,292 shares issued and outstanding as of December 31, 2016 and September 30, 2017(unaudited)	—	—	—
Additional paid-in capital	40,239	40,758	41,132
Accumulated deficit	(54,038)	(70,400)	(78,907)

Total stockholders’ equity (deficit)	(13,798)	(29,641)	(37,774)

Total liabilities and stockholders’ equity (deficit)	$21,770	$15,886	$6,719

See accompanying notes to financial statements.

F-B-3

VAXART, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)

Revenue from government contract	$337	$8,147	$4,504	$5,079

Expenses:
Research and development	12,191	17,634	11,478	10,450
General and administrative	4,828	3,234	2,460	1,955

Total expenses	17,019	20,868	13,938	12,405

Loss from operations	(16,682)	(12,721)	(9,434)	(7,326)
Gain on sale of equipment	—	—	—	69
Interest income	53	82	69	51
Interest expense	(2,574)	(3,943)	(2,974)	(2,267)
Changes in fair value of financial instruments	(310)	220	160	966

Net loss and comprehensive loss	$(19,513)	$(16,362)	$(12,179)	$(8,507)

Net loss attributable to common stockholders, basic and diluted	$(22,391)	$(19,248)	$(14,340)	$(10,660)

Net loss per share attributable to common stockholders, basic and diluted	$(3.50)	$(2.86)	$(2.13)	$(1.58)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	6,395,307	6,734,912	6,733,777	6,738,292

See accompanying notes to financial statements.

F-B-4

VAXART, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2014	60,645,918	$1	6,274,184	$—	$39,836	$(34,525)	$5,312
Issuance of common stock upon exercise of stock options	—	—	422,663	—	55	—	55
Stock-based compensation and warrant expense	—	—	—	—	348	—	348
Net loss	—	—	—	—	—	(19,513)	(19,513)

Balance, December 31, 2015	60,645,918	1	6,696,847	—	40,239	(54,038)	(13,798)
Issuance of common stock upon exercise of stock options	—	—	41,445	—	9	—	9
Stock-based compensation and warrant expense	—	—	—	—	510	—	510
Net loss	—	—	—	—	—	(16,362)	(16,362)

Balance, December 31, 2016	60,645,918	1	6,738,292	—	40,758	(70,400)	(29,641)
Stock-based compensation (unaudited)	—	—	—	—	374	—	374
Net loss (unaudited)	—	—	—	—	—	(8,507)	(8,507)

Balance, September 30, 2017 (unaudited)	60,645,918	$1	6,738,292	$—	$41,132	$(78,907)	$(37,774)

See accompanying notes to financial statements.

F-B-5

VAXART, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
Cash flows from operating activities:
Net loss	$(19,513)	$(16,362)	$(12,179)	$(8,507)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	265	345	254	295
Gain on sale of equipment	—	—	—	(69)
Stock-based compensation	348	510	376	374
Amortization of discount on short-term investments	90	31	27	20
Discount on secured promissory note	—	(22)	—	—
Changes in fair value of financial instruments	310	(220)	(160)	(966)
Non-cash interest	1,561	2,357	1,764	1,918
Amortization of note discount	1,013	1,572	1,208	107
Changes in operating assets and liabilities:
Accounts receivable - billed	(128)	128	(1,256)	—
Accounts receivable - unbilled	(51)	(1,539)	(231)	1,263
Prepaid expenses and other current assets	(71)	104	(527)	(133)
Accounts payable	191	1,598	560	(2,160)
Accrued liabilities	763	(242)	(432)	67

Net cash used in operating activities	(15,222)	(11,740)	(10,596)	(7,791)

Cash flows from investing activities:
Purchases of property and equipment	(378)	(530)	(456)	(76)
Purchases of short-term investments	(18,352)	(17,507)	(15,855)	(6,771)
Proceeds from maturities of short-term investments	18,093	15,311	11,320	8,081
Proceeds from sale of equipment	—	—	—	70

Net cash provided by (used in) investing activities	(637)	(2,726)	(4,991)	1,304

Cash flows from financing activities:
Proceeds from issuance of secured promissory note, net of issuance costs	—	4,916	—	—
Proceeds from issuance of convertible promissory notes, net of issuance costs	11,017	—	—	—
Proceeds from issuance of common stock upon exercise of stock options	55	9	9	—

Net cash provided by financing activities	11,072	4,925	9	—

Net decrease in cash and cash equivalents	(4,787)	(9,541)	(15,578)	(6,487)
Cash and cash equivalents, beginning of period	22,733	17,946	17,946	8,405

Cash and cash equivalents, end of period	$17,946	$8,405	$2,368	$1,918

Supplemental disclosure of non-cash financing activity – Warrant issued in connection with promissory notes	$—	$134	$—	$—

See accompanying notes to financial statements.

F-B-6

VAXART, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2017 and for the nine months ended September 30, 2016 and 2017 is unaudited)

(1)	Organization and Basis of Presentation

Vaxart, Inc. (“Vaxart” or the “Company”) was originally incorporated in California in March 2004 under the name West Coast Biologicals, Inc. The Company changed its name to Vaxart, Inc. in July 2007, and reincorporated in the state of Delaware. The Company is a clinical-stage biotechnology company focused on developing oral recombinant vaccines that are administered in tablet form. The Company’s initial vaccine candidates target a variety of infectious diseases, including norovirus for which two Phase 1 human studies have been completed, seasonal influenza, for which a Phase 2 challenge study was recently completed, and respiratory syncytial virus, or RSV, as well as Vaxart’s first therapeutic vaccine targeting human papillomavirus, or HPV. These vaccine candidates will require significant additional research and development work, including extensive clinical trials, and also regulatory approval prior to commercial use. The Company’s principal operations are based in South San Francisco, California and it operates in one segment.

Liquidity and Going Concern

Since incorporation, the Company has been involved primarily in performing research and development activities, hiring personnel, and raising capital to support and expand these activities. The Company has experienced losses and negative cash flows from operations since its inception. As of December 31, 2016 and September 30, 2017, the Company had an accumulated deficit of $70.4 million and $78.9 million, respectively, convertible promissory notes held by related parties, and a loan due to Oxford Finance, LLC. Management expects to continue to incur additional losses and negative operating cash flows for the next several years.

In December 2016, the Company entered into a loan and security agreement with Oxford Finance, LLC. (the “Loan Agreement”), under which the Company borrowed $5 million and was provided an option to borrow an additional $10 million upon a $30 million financing. In conjunction with the Loan Agreement, all of the holders of convertible promissory notes signed subordination agreements, under which they agreed not to demand or receive any payment until all amounts owed to Oxford Finance under the Loan Agreement are fully paid in cash, thus extending the due dates of the promissory notes potentially to January 2021. The Company plans to finance its operations in the future with additional debt or equity financing arrangements, revenue from its contract with the Department of Health and Human Services, Office of Biomedical Advanced Research and Development Authority (HHS BARDA), and potentially with additional funding from government contracts or strategic alliances with partner companies. The availability and amount of such funding is not certain.

The risks and uncertainties described above raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classifications of liabilities or any other adjustments that might result from the outcome of this uncertainty.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of financial statements in conformity U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of expenses in the financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates, including those related to accruals for research and development, fair value of embedded derivatives, convertible preferred stock and related warrants, common stock, stock-based compensation and income taxes. Actual results could differ from those estimates.

(b)	Unaudited Interim Financial Information

The accompanying financial statements as of September 30, 2017 and for the nine months ended September 30, 2016 and 2017 and the related interim information contained within the notes to the financial statements are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and in the opinion of management, reflect all normal recurring adjustments necessary for a fair statement of the Company’s financial position as of September 30, 2017 and the results of operations and cash flows for the nine months ended September 30, 2016 and 2017. The results of operations for the nine months ended September 30, 2017 are not necessarily indicative of the results to be expected for the year ended December 31, 2017 or for other future interim periods or years.

F-B-7

(c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less at time of purchase to be cash equivalents. Cash equivalents, which consist of amounts invested in money market funds, corporate bonds and commercial paper, are stated at fair value.

(d)	Short-Term Investments

The Company’s short-term investments are comprised of commercial paper and corporate bonds. The short-term investments are classified as held-to-maturity based on the Company’s positive intent and ability to hold the securities to maturity. This classification is reevaluated at each balance sheet date. Short-term investments are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is presented as interest income in the statement of operations and comprehensive loss. The specific identification method is used to determine the realized gain or loss on securities sold or otherwise disposed. When the fair value of a debt security classified as held-to-maturity is less than its amortized cost, the Company assesses whether or not: (i) it has the intent to sell the security or (ii) it is more likely than not that the Company will be required to sell the security before its anticipated recovery. If either of these conditions is met, the Company must recognize an other-than-temporary impairment through earnings for the difference between the debt security’s amortized cost basis and its fair value. Gains and losses are recognized in earnings when the investments are sold or impaired.

(e)	Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, cash equivalents and short-term investments. The Company maintains its cash, cash equivalents and short-term investments at financial institutions that management believes are of high credit quality. The Company is exposed to credit risk in the event of default by the financial institutions holding the cash and cash equivalents to the extent such amounts are in excess of the federally insured limits. The Company has not experienced any losses on its deposits since inception.

The primary focus of the Company’s investment strategy is to preserve capital and meet liquidity requirements. The Company’s investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector and establishing a minimum allowable credit rating.

(f)	Accounts Receivable

Accounts receivable arise from the Company’s contract with HHS BARDA and are reported at amounts expected to be collected in future periods. Accounts receivable – unbilled arise from work performed that has not been billed. No allowance for doubtful accounts is deemed necessary.

(g)	Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets. Depreciation and amortization begins at the time the asset is placed in service. Maintenance and repairs are charged to operations as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations in the period realized.

The useful lives of the property and equipment are as follows:

Laboratory equipment	5 years
Office and computer equipment	3 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

(h)	Intangible Assets

Intangible assets consist of intellectual property and are carried at cost less accumulated amortization. Amortization of intangibles is computed using the straight-line method over 20 years.

F-B-8

(i)	Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of these assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. When indications of impairment are present and the estimated undiscounted future cash flows from the use of these assets is less than the assets’ carrying value, the related assets will be written down to fair value. There have been no impairments of the Company’s long-lived assets for the periods presented.

(j)	Accrued Research and Development Costs

The Company accrues for estimated costs of research and development activities conducted by third-party service providers, which include the conduct of preclinical studies and clinical trials, and contract manufacturing activities. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and includes these costs in accrued liabilities in the balance sheets and within research and development expense in the statements of operations and comprehensive loss. These costs are a significant component of the Company’s research and development expenses. The Company makes significant judgments and estimates in determining the accrued liabilities balance in each reporting period. As actual costs become known, the Company adjusts its accrued liabilities. The Company has not experienced any material differences between accrued costs and actual costs incurred.

(k)	Convertible Preferred Stock Warrant Liability

The Company has issued certain convertible preferred stock warrants. These warrants are presented as liabilities on the balance sheets at fair value due to down-round protection features contained in the convertible preferred stock into which the warrants are exercisable. At the end of each reporting period, changes in fair value of the warrants since the prior period are recorded as a component of change in fair value of financial instruments on the accompanying statements of operations and comprehensive loss.

(l)	Embedded Derivative Liability

The Company recorded derivative instruments related to redemption features embedded within the outstanding convertible promissory notes. The embedded derivatives were accounted for as liabilities at the estimated fair value at inception and are re-measured to fair value as of each balance sheet date, with the related re-measurement adjustment being recognized as a component of changes in fair value of financial instruments in the statements of operations and comprehensive loss.

(m)	Revenue Recognition

The Company performs research and development work under its cost-plus-fixed-fee contract with HHS BARDA.

The Company recognizes revenue under research contracts when a contract has been executed, the contract price is fixed or determinable, delivery of services or products has occurred and collection of the contract price is reasonably assured.

Under the cost reimbursable contract with HHS BARDA, the Company is reimbursed for allowable costs, and recognizes revenue as allowable costs are incurred and the fixed-fee is earned. Reimbursable costs under the contract primarily include direct labor, subcontract costs, materials, equipment, travel, and approved overhead and indirect costs. Fixed fees under cost reimbursable contracts are earned in proportion to the allowable costs incurred in performance of the work relative to total estimated contract costs, with such costs incurred representing a reasonable measurement of the proportional performance of the work completed. Under the HHS BARDA contract, certain activities must be pre-approved in order for their costs to be deemed allowable direct costs. The HHS BARDA contract provides the U.S. government the ability to terminate the contract for convenience or to terminate for default if the Company fails to meet its obligations as set forth in the statement of work. Management believes that if the government were to terminate the HHS BARDA contract for convenience, the costs incurred through the effective date of such termination and any settlement costs resulting from such termination would be allowable costs. Payments to the Company under cost reimbursable contracts, such as this contract, are provisional payments subject to adjustment upon annual audit by the government. Management believes that revenue for periods not yet audited has been recorded in amounts that are expected to be realized upon final audit and settlement. When the final determination of the allowable costs for any year has been made, revenue and billings may be adjusted accordingly in the period that the adjustment is known.

F-B-9

(n)	Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist primarily of salaries and benefits, stock-based compensation, consultant fees, third-party costs for conducting clinical trials and the manufacture of clinical trial materials, certain facility costs and other costs associated with clinical trials. Payments made to other entities are under agreements that are generally cancelable by the Company. Advance payments for research and development activities are deferred as prepaid expenses. The prepaid amounts are expensed as the related services are performed.

(o)	Stock-Based Compensation

Stock-based awards issued to employees and directors, including stock options, are measured at fair value as of the grant date using the Black-Scholes option-pricing model and are recognized as expenses on a straight-line basis over the employee’s and director’s requisite service period (generally the vesting period). Because noncash stock-based compensation expense is based on awards ultimately expected to vest, it is reduced by an estimate for future forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates.

The Company accounts for stock compensation arrangements with nonemployees using a fair value approach. Stock-based compensation for options granted to nonemployees is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for options granted to nonemployees is periodically re-measured as the underlying options vest.

(p)	Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company must then assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merit, as the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement.

(q)	Net Loss per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, without consideration of common stock equivalents. The net loss attributable to common stockholders is calculated by adjusting the net loss of the Company for the cumulative dividends on the Series B and Series C convertible preferred stock. Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since the effect of potentially dilutive securities are anti-dilutive given the net loss of the Company.

(r)	Recent Accounting Pronouncements

In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting. This update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within that year, and must be applied prospectively to an award modified on or after the adoption date. The Company will apply this guidance to modifications that occur on or after the effective date.

In August 2016, the FASB issued Accounting Standards Update (ASU) 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides additional guidance on the presentation and classification of certain items in the statement of cash flows. The amendments are effective for nonpublic business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted and the standard shall be applied retrospectively. The adoption of ASU 2016-15 is not expected to have a material effect on the Company’s financial statements.

F-B-10

In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350) (ASU 2017-04), which will simplify the goodwill impairment calculation, by eliminating Step 2 from the current goodwill impairment test. The new standard does not change how a goodwill impairment is identified. The standard will be effective January 1, 2020, with early adoption permitted, and is to be applied prospectively from the date of adoption. The Company believes there will be no impact of this standard to its current financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 for nonpublic entities, and early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its financial statements, if any.

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which supersedes existing guidance on accounting for leases in “Leases (Topic 840)” and generally requires all leases to be recognized in the balance sheet. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018; early adoption is permitted. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. The Company is currently evaluating the impact of the adoption of this standard on its financial statements, if any.

In November 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-17, Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes and requires that deferred tax assets and liabilities, as well as any related valuation allowance, be classified as noncurrent in a classified statement of financial position. The Company adopted ASU 2015-17 during the fourth quarter of 2016 and applied it retrospectively to all periods presented, which had no impact to the prior period amounts. For additional information, see note 11, Income Taxes.

In April 2015, the FASB issued ASU No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for the Company in the first quarter of 2016 with early adoption permitted. The Company early adopted this guidance and accordingly, classified debt issuance costs associated with the convertible promissory notes issued in 2014 and 2015 and the promissory note issued to Oxford Finance in 2016 as direct deductions from the carrying amounts as of December 31, 2015 and 2016.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this guidance did not have a material impact on the Company’s financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes nearly all existing revenue recognition guidance under Topic 605, Revenue Recognition. The new standard requires a company to recognize revenue when it transfers goods and services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. ASU 2014-09 defines a five-step process that includes identifying the contract with the customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when (or as) the entity satisfies the performance obligations. In July 2015, the FASB approved a one-year deferral of the effective date of the new standard to 2018 for public companies, with an option that would permit companies to adopt the new standard as early as the original effective date of 2017. Early adoption prior to the original effective date is not permitted. The Company is currently assessing the impact the adoption of the new recognition guidance will have on the Company’s financial statements, if any.

(s)	Basis of Presentation

Certain reclassifications to the prior period have been made to conform to the current period presentation. The Balance Sheet for 2015 reflects reclassifications from Prepaid expenses and other current assets to Accounts receivable – unbilled of $51,000.

(3)	Fair Value Measurements

Fair value accounting is applied for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Financial instruments include cash and cash equivalents, short-term investments, accounts payable and accrued liabilities that approximate fair value due to their relatively short maturities. As short-term investments are classified as held-to-maturity, they are recorded at their amortized cost.

F-B-11

Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with inputs used to measure their fair values. The accounting guidance for fair value provides a framework for measuring fair value, and requires certain disclosures about how fair value is determined. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance also establishes a three-level valuation hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon whether such inputs are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions made by the reporting entity.

The three-level hierarchy for the inputs to valuation techniques is briefly summarized as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 – Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3 – Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

The Company’s money market funds are classified within Level 1 of the fair value hierarchy and are valued based on quoted prices in active markets for identical securities. The Company’s corporate bonds and commercial paper, classified as cash equivalents, are classified within Level 2 of the fair value hierarchy and are valued based on quoted prices for similar assets or prices derived from observable market data. Level 3 liabilities consist of embedded derivative liabilities and a convertible preferred stock warrant liability as they are valued by using inputs that are unobservable in the market. The determination of the fair values of the embedded derivative and convertible preferred stock warrants are discussed in notes 6 and 9, respectively.

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$16,564	$—	$—	$16,564
Corporate bonds	—	3,004	—	3,004
Total	$16,564	$3,004	$—	$19,568
Financial liabilities – Embedded derivative liability	$—	$—	$3,500	$3,500

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$2,378	$—	$—	$2,378
Corporate bonds	—	4,668	$—	4,668
Total	$2,378	$4,668	$—	$7,046
Financial liabilities:
Embedded derivative liability	$—	$—	$3,280	$3,280
Warrant liability	$—	$—	$134	$134
	$—	$—	$3,414	$3,414

F-B-12

	September 30, 2017 (unaudited)
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$1,918	$—	$—	$1,918
Corporate bonds	—	3,338	$—	3,338
Total	$1,918	$3,338	$—	$5,256
Financial liabilities:
Embedded derivative liability	$—	$—	$2,360	$2,360
Warrant liability	—	—	88	88
	$—	$—	$2,448	$2,448

The following table sets forth a summary of the changes in the fair value of the Company’s embedded derivative liability (in thousands):

	December 31,		September 30,
	2015	2016	2017
			(unaudited)
Balance, beginning of the period	$1,930	$3,500	$3,280
Fair value at issuance of convertible promissory notes	1,260	—	—
Change in fair value	310	(220)	(920)
Balance, end of the period	$3,500	$3,280	$2,360

The following table sets forth a summary of the changes in the fair value of the Company’s convertible preferred stock warrant liability (in thousands):

	December 31,	September 30,
	2016	2017
		(unaudited)
Balance, beginning of the period	$—	$134
Fair value upon issuance	134
Change in fair value	—	(46)
Balance, end of the period	$134	$88

F-B-13

(4)	U.S. Government HHS BARDA Contract

In September 2015, HHS BARDA awarded the Company a contract to support the advanced development of a more effective and universal influenza vaccine to improve seasonal and pandemic influenza preparedness. On May 25, 2017, the Company entered into a Modification of Contract with HHS BARDA that increased the value of the existing $14 million contract by $1.7 million, and extended it through March 31, 2018. The modified contract is a two-and-a-half-year, cost-plus-fixed-fee contract, which reimburses the Company for allowable direct contract costs plus allowable indirect costs and a fixed-fee, totaling $15.7 million. During 2015 and 2016, the Company recognized revenue of $0.3 million and $8.1 million, respectively, and during the 9 months ended September 30, 2016 and 2017 revenue of $4.5 million and $5.1 million, respectively. Billings under the contract are based on approved provisional indirect billing rates, which permit recovery of fringe benefits, overhead and general and administrative expenses. Indirect rates as well as allowable costs are subject to audit by HHS BARDA on an annual basis. Management believes that revenues recognized to date have been recorded in amounts that are expected to be realized upon final audit and settlement. When the final determination of the allowable costs for any year has been made, revenue and billings may be adjusted accordingly in the period that the adjustments are known and collection is probable. Costs relating to contract acquisition are expensed as incurred.

(5)	Balance Sheet Components

(a)	Cash Equivalents and Short-Term Investments

Cash equivalents and short-term investments, all of which are classified as held-to-maturity securities, consisted of the following (in thousands):

	December 31, 2015
		Gross	Gross	Estimated
	Amortized	unrecognized	unrecognized	fair	Carrying
	cost	gains	losses	value	value
Money market funds	$16,564	$—	$—	$16,564	$16,564
Corporate bonds	3,004	—	(1)	3,003	3,004
Total	$19,568	$—	$(1)	$19,567	$19,568
Reported as:
Cash equivalents	$17,065	$—	$—	$17,065	$17,065
Short-term investments	2,503	—	(1)	2,502	2,503
Total	$19,568	$—	$(1)	$19,567	$19,568

F-B-14

	December 31, 2016
		Gross	Gross	Estimated
	Amortized	unrecognized	unrecognized	fair	Carrying
	cost	gains	losses	value	value
Money market funds	$2,378	$—	$—	$2,378	$2,378
Corporate bonds	4,668	—	(2)	4,666	4,668
Total	$7,046	$—	$(2)	$7,044	$7,046
Reported as:
Cash equivalents	$2,378	$—	$—	$2,378	$2,378
Short-term investments	4,668	—	(2)	4,666	4,668
Total	$7,046	$—	$(2)	$7,044	$7,046

	September 30, 2017 (unaudited)
		Gross	Gross	Estimated
	Amortized	unrecognized	unrecognized	fair	Carrying
	cost	gains	losses	value	value
Money market funds	$1,918	$—	$—	$1,918	$1,918
Corporate bonds	3,338	—	—	3,338	3,338
Total	$5,256	$—	$—	$5,256	$5,256
Reported as:
Cash equivalents	$1,918	$—	$—	$1,918	$1,918
Short-term investments	3,338	—	—	3,338	3,338
Total	$5,256	$—	$—	$5,256	$5,256

As of December 31, 2015 and 2016 and September 30, 2017, the remaining contractual maturities of held-to-maturity securities were less than one year. For the years ended December 31, 2015 and 2016 and the 9 months ended September 30, 2017, there were no realized gains or losses on the held-to-maturity securities.

At each reporting date, the Company performs an evaluation of impaired debt securities to determine if the unrealized losses are other-than-temporary. The Company determines whether it intends to sell or if it is more likely than not that it will be required to sell impaired securities. This determination considers current and forecasted liquidity requirements. For all impaired debt securities for which there was no intent or expected requirement to sell, the evaluation considers all available evidence to assess whether it is likely the amortized cost value will be recovered. As of December 31, 2015 and 2016 and September 30, 2017, the Company determined that the unrealized losses for its debt securities are not other-than-temporary impairments. The Company has not recognized any other-than-temporary impairment losses on these investments during the years ended December 31, 2015 and 2016 or the 9 months ended September 30, 2017.

F-B-15

(b)	Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	December 31,		September 30,
	2015	2016	2017
			(unaudited)
Laboratory equipment	$1,449	$1,686	$1,531
Office and computer equipment	135	162	168
Leasehold improvements	107	292	226

Total property and equipment	1,691	2,140	1,925
Less accumulated depreciation and amortization	(890)	(1,150)	(1,152)

Property and equipment, net	$801	$990	$773

Depreciation and amortization expense for the years ended December 31, 2015 and 2016 was $261,000 and $345,000, respectively, and for the nine months ended September 30, 2016 and 2017 was $254,000 and $295,000, respectively.

(c)	Intangible Assets

Intangible assets consist of the following (in thousands):

	December 31,		September 30,
	2015	2016	2017
			(unaudited)
Intellectual property	$80	$80	$80
Less accumulated amortization	(32)	(36)	(39)

Intangible assets, net	$48	$44	$41

Total amortization expense was $4,000 in each of the years ended December 31, 2015 and 2016, and $3,000 for the nine months ended September 30, 2017. As of December 31, 2016, the remaining useful life of the intellectual property asset was 11 years, and the expected amortization for the remainder of the useful life was $4,000 per year.

(d)	Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,		September 30,
	2015	2016	2017
			(unaudited)
Accrued compensation	$607	$923	$1,188
Accrued clinical and manufacturing expenses	876	320	183
Accrued professional and consulting services	318	299	277
Convertible preferred stock warrant liability	—	134	88
Other	56	73	34

Total	$1,857	$1,749	$1,770

(6)	Convertible Promissory Notes

On December 10, 2014, the Company entered into a note purchase agreement with certain existing preferred stockholders under which the Company issued convertible promissory notes during December 2014 for total proceeds of $18.4 million.

F-B-16

On November 20, 2015, the Company entered into a second note purchase agreement with certain existing preferred stockholders under which the Company issued convertible promissory notes during November and December 2015 for total proceeds of $11.0 million. These notes were issued with the same terms as the notes issued in 2014.

The convertible promissory notes bear interest at a rate of 8.0% per annum. The principal and accrued interest on the notes are automatically convertible, upon a future issuance of convertible preferred stock having total proceeds of at least $25.0 million (a Qualified Financing), into that same stock at a conversion price equal to 90% of the price paid by other investors in the financing event. Upon a liquidation event, such as an acquisition or initial public offering, at the election of the majority of the noteholders in each issuance, the principal and accrued interest on the notes may either (i) be paid in full at the initial closing of the liquidation event, or (ii) automatically convert into the Company’s Series C convertible preferred stock at a conversion price based on a specified valuation.

After two years, if the notes have not been converted, the holders of a majority of the principal amount have the option to require the entire principal balance and accrued interest to become due and payable. However, in December 2016, in conjunction with the loan agreement with Oxford Finance LLC. (see note 7), all of the holders of convertible promissory notes signed subordination agreements, under which they agreed not to demand or receive any payment until all amounts owed to Oxford Finance under the loan agreement are fully paid in cash, thus extending the due dates of the promissory notes potentially to January 2021. This change reflects a debt modification that is not considered substantially significant. Accordingly, the Company did not apply extinguishment accounting, but is accounting for the modification on a prospective basis.

The convertible promissory notes have redemption features that were determined to be a compound embedded derivative requiring bifurcation and separate accounting at estimated fair value. The estimated fair value of the embedded derivative upon issuance was a liability of $1.9 million for the notes issued in 2014 and $1.3 million for the notes issued in 2015. The estimated fair value of these derivative instruments was recognized as a debt discount and as an embedded derivative liability on the balance sheet upon issuance of the convertible promissory notes. The embedded derivative requires periodic re-measurements to fair value while the instruments are still outstanding. There is no beneficial conversion feature as the conversion feature value is accounted for in the embedded derivative.

The Company estimated the fair value of the compound embedded derivative utilizing a Monte Carlo Simulation model. The inputs used to determine the estimated fair value of the embedded derivative instrument include the probability of an underlying event triggering the redemption event and its timing prior to the maturity date of the convertible promissory notes. The fair value measurement is based upon significant inputs not observable in the market. These assumptions are inherently subjective and involve significant management judgment. A summary of the assumptions used are as follows:

	December 31,		September 30,
	2015	2016	2017
			(unaudited)
Probabilities of a qualified financing	59.2%	70%	52.8%
Probabilities of a liquidation event	40.8%	30%	47.2%

The Company incurred total debt issuance costs of $20,000 in connection with the 2014 issuance and $7,000 in connection with the 2015 issuance. The deferred issuance costs, which are recorded as an additional debt discount, are being amortized over the term of the notes.

The Company’s accrued interest associated with the convertible promissory notes amounted to $1.6 million and $4.0 million as of December 31, 2015 and 2016, respectively, and $5.8 million as of September 30, 2017. The Company recognized interest expense related to the amortization of note discount of $1.0 million and $1.6 million for the years ended December 31, 2015 and 2016, respectively, and $1.2 million and $0.1 million for the 9 months ended September 30, 2016 and 2017, respectively. As of December 31, 2015 and 2016, the unamortized debt discount amounted to $2.2 million and $0.6 million, respectively, and $0.5 million as of September 30, 2017.

As the holders of the convertible promissory notes each have an equity ownership in the Company, the convertible promissory notes are considered to be a related-party transaction.

F-B-17

(7)	Secured Promissory Note Payable to Oxford Finance

On December 22, 2016, the Company entered into a loan and security agreement (the Loan Agreement) with Oxford Finance LLC., under which the Company borrowed $5 million. The Loan Agreement provides the Company an option to borrow an additional $10 million upon a $30 million financing, subject to certain conditions. The $5 million loan, which bears interest at 30-day U.S. LIBOR plus 6.17%, is evidenced by a secured promissory note and is repayable over four years, with interest only payable over the first 12 months and the balance fully amortized over the subsequent 36 months. The loan is secured by substantially all the Company’s assets, except for intellectual property.

In conjunction with the execution of the agreement, all the holders of convertible promissory notes signed subordination agreements, under which they agreed to subordinate in favor of Oxford Finance all amounts due under their promissory notes and any security interest in the Company’s property. In addition, the holders of the notes agreed that they would not demand or receive any payment until all amounts owed to Oxford Finance under the loan agreement is fully paid in cash.

Upon repayment, an additional final payment equal to $325,000 is due, which is being accreted as interest expense over the term of the loan using the effective-interest method.

In connection with the Loan Agreement, the Company issued a warrant to Oxford Finance to purchase 375,664 shares of its Series C convertible preferred stock at an exercise price of $0.665488 per share (the Warrant). The fair value of the Warrant at the date of issuance was approximately $134,000, which was recorded as debt discount and is being amortized as interest expense over the term of the loan using the effective-interest method. The Warrant provides that if the share price at the next equity financing is less than the Warrant exercise price, then the Warrant shall be for the new class of shares, the exercise price shall be the new class share price, and the number of shares shall be calculated by dividing $250,000 by the new class share price.

The annual effective interest rate of the note, including the accretion of the final payment and the amortization of the debt discount, is approximately 10.5%. The Company recorded interest expense related to the Loan Agreement of $13,000, of which $9,000 was paid, during the year ended December 31, 2016, and $402,000, of which $241,000 was paid, during the 9 months ended September 30, 2017.

(8)	Commitments and Contingencies

(a)	Leases

The Company leased two office and research and development facilities in South San Francisco, California, under noncancelable operating leases. The first lease was to expire in December 2017, subject to a landlord’s option to terminate the lease by providing at least six months’ prior written notice. The second lease expires in April 2020, subject to the Company’s option to extend the lease at the then market rate for an additional five-year period. In May 2017, the Company entered into a 10-month office lease ending April 30, 2018. Rent expense is recognized on a straight-line basis over the noncancelable term of each operating lease and, accordingly, the Company records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability, which is included within accrued expenses. Rent expense was $646,000 and $509,000 for the years ended December 31, 2016 and 2015, respectively. Under the terms of the lease agreements, the Company is also responsible for certain insurance, property tax and maintenance expenses. Future minimum payments under the facility leases as of December 31, 2016 as follows (in thousands):

Year ending December 31,
2017	$498
2018	242
2019	250
2020	84

Total	$1,074

On January 31, 2017, the first lease was terminated effective July 31, 2017 following the landlord’s exercise of its termination option.

In May 2017, the Company entered into a 10-month office lease ending April 30, 2018. Rent expense was $485,000 and $456,000 for the nine months ended September 30, 2016 and 2017, respectively. Future minimum payments under the facility leases as of September 30, 2017 are as follows (in thousands):

(unaudited)

Year ending December 31,
2017 (3 months)	$76
2018	265
2019	250
2020	84

Total	$675

F-B-18

(b)	Research and Development

The Company uses certain contract research organizations to perform certain research and clinical trial activities. In addition, the Company uses contract manufacturing organizations for certain process development activities and the production of its clinical trial materials. The Company had noncancelable purchase commitments to these organizations of approximately $1.7 million and $0.4 million as of December 31, 2016 and September 30, 2017, respectively, all due within the subsequent 12 months. The commitments as are substantially all incurred under the contract with HHS BARDA, which are reimbursable.

(c)	Indemnifications

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend indemnified parties for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors’ and officers’ insurance.

(9)	Stockholders’ Equity

(a)	Convertible Preferred Stock

As of December 31, 2015 and 2016 and September 30, 2017 (unaudited), convertible preferred stock consisted of the following (in thousands, except share data):

	Shares authorized	Shares outstanding	Net carrying value	Liquidation preference
Series A	4,717,978	4,717,978	$2,949	$2,737
Series B	37,105,352	25,874,811	16,115	17,219
Series C	40,730,627	30,053,129	19,877	20,000
Total	82,553,957	60,645,918	$38,941	$39,956

Significant provisions of the convertible preferred stock are as follows:

Dividends – The holders of Series C convertible preferred stock are entitled to receive non-compounding cumulative dividends, in preference to any dividends payable to holders of Series B and Series A convertible preferred stock or common stock, at an annual dividend rate of $0.053239 per share, as adjusted for any stock splits, stock dividends, recapitalizations, or the like. Such cumulative dividends are payable within ten days of demand of the holders of at least a majority of the then outstanding Series C convertible preferred stock, or automatically upon a liquidation event. Dividends accumulate from the date of issuance and are payable, whether or not declared, before any dividend on Series B and Series A convertible preferred stock or common stock can be paid or declared. Series C convertible preferred stock shares issued as stock dividends are not entitled to cumulative dividends. The holders of Series C convertible preferred stock may elect whether the cumulative dividends will be paid in cash or in shares of Series C convertible preferred stock based on the original issue price of Series C convertible preferred stock of $0.665488 per share. In the event the board of directors declares a cash dividend in addition to the above cumulative dividends (a Special Dividend), the holders of Series C convertible preferred stock are entitled to receive, in preference to any dividends payable to the holders of Series B and Series A convertible preferred stock or common stock, a per share amount equal to the sum of: (a) the original issue price of Series C convertible preferred stock, and (b) all accrued and/or declared but unpaid dividends on such Series C convertible preferred stock, including the cumulative dividends. No dividends were declared during any of the periods presented. As of December 31, 2015 and 2016, accumulated and undeclared dividends for Series C convertible preferred stock were $3.9 million and $5.5 million, respectively ($0.13 per share and $0.18 per share, respectively, of the outstanding Series C convertible preferred stock), and as of September 30, 2017, $6.7 million ($0.22 per share).

F-B-19

The holders of Series B convertible preferred stock are entitled to receive noncompounding cumulative dividends, in preference to any dividends payable to holders of Series A convertible preferred stock or common stock, at the annual dividend rate of $0.053239 per share, as adjusted for any stock splits, stock dividends, recapitalizations, or the like. Such cumulative dividends are payable within ten days of demand of the holders of at least a majority of the then outstanding Series B convertible preferred stock or automatically upon a liquidation event. Dividends accumulate from the date of issuance and are payable, whether or not declared, before any dividend on Series A convertible preferred stock or common stock can be paid or declared. Series B convertible preferred shares issued as stock dividends are not entitled to cumulative dividends. The holders of Series B convertible preferred stock may elect whether the cumulative dividends will be paid in cash or in shares of Series B convertible preferred stock based on the original issue price of Series B convertible preferred stock of $0.665488 per share. In the event the board of directors declares a cash dividend in addition to the above cumulative dividends (a Special Dividend), the holders of Series B convertible preferred stock are entitled to receive, in preference to any dividends payable to the holders of Series A convertible preferred stock or common stock, a per share amount equal to the sum of: (a) the original issue price of Series B convertible preferred stock, and (b) all accrued and/or declared but unpaid dividends on such Series B convertible preferred stock, including the cumulative dividends. No dividends were declared during any of the periods presented. As of December 31, 2015 and 2016, accumulated and undeclared dividends for Series B convertible preferred stock were $4.9 million and $6.2 million, respectively ($0.20 per share and $0.26 per share, respectively, of the outstanding Series B convertible preferred stock), and as of September 30, 2017, $7.2 million ($0.30 per share).

The holders of Series A convertible preferred stock are entitled to receive noncumulative dividends, in preference to any dividends payable to holders of common stock, at the annual dividend rate of $0.0464 per share, as adjusted for any stock splits, stock dividends, recapitalizations, or the like, if declared by the board of directors.

The holders of convertible preferred stock are also entitled to participate in dividends on common stock, when and if declared by the board of directors, based on the outstanding convertible preferred stock (on an as-converted to common stock basis) and common stock.

Conversion – At the option of the holder, each share of convertible preferred stock is convertible, one-for-one, subject to adjustment for anti-dilution protection, into shares of common stock. Each share automatically converts into the number of shares of common stock into which the shares are convertible at the then applicable conversion ratio upon: (1) the closing of the sale of the Company’s common stock in a public offering provided the offering price per share is not less than three times the Series C convertible preferred stock original issue price of $0.665488 and the aggregate gross proceeds are not less than $30.0 million, or (2) upon receipt of a written consent of the holders of a majority of the then outstanding shares of convertible preferred stock voting as a single class on an as-converted basis.

Liquidation – In the event of any liquidation, dissolution or winding up of the Company, including a merger or acquisition where the beneficial owners of the Company’s common and convertible preferred stock own less than 50% of the surviving entity, or a sale of all or substantially all assets, the holders of Series C convertible preferred stock will be entitled to receive a per share amount equal to $0.665488 (subject to adjustment for stock splits, stock dividends, recapitalizations, or the like), plus all dividends accrued, payable and/or in arrears (whether or not declared) minus the amount of any Special Dividends previously paid. After payment of the full liquidation preference of Series C convertible preferred stock, the holders of Series B convertible preferred stock will be entitled to receive a per share amount equal to $0.665488 (subject to adjustment for stock splits, stock dividends, recapitalizations, or the like), plus all dividends accrued, payable and/or in arrears (whether or not declared) minus the amount of any Special Dividends previously paid. After payment of the full liquidation preference of Series B convertible preferred stock, the holders of Series A convertible preferred stock will be entitled to receive an amount equal to $0.58 per share, as adjusted, plus all declared but unpaid dividends prior and in preference to any distribution to the holders of common stock. In each case, if the proceeds of such an event are insufficient to permit the liquidation payment to a particular class, any proceeds legally available for distribution to that class will be distributed ratably among the holders of that class in proportion to the preferential amounts that each holder is entitled to receive. Following payment of all convertible preferred stock preferences, any remaining legally available assets of the Company will be distributed to the holders of common stock and convertible preferred stock pro rata, based on the greatest number of shares of common stock held on an as-converted basis.

F-B-20

Voting – The holders of convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which each share of Series A, Series B, and Series C convertible preferred stock could be converted on the record date for the vote or consent of the stockholders, except as otherwise required by law, and have voting rights and powers equal to the voting rights and powers of the common stockholders. The holders of Series A convertible preferred stock, voting as a separate class, are entitled to elect one member of the board of directors. As long as a specified investor holds at least one share of Series C convertible preferred stock, the specified investor is able to designate one member of the board of directors, who is elected by the holders of Series C convertible preferred stock voting as a separate class. As long as a specified investor holds least one share of Series B convertible preferred stock, the specified investor is able to designate one member of the board of directors, who is elected by the holders of Series B convertible preferred stock voting as a separate class. The holders of common stock, voting as a separate class, are entitled to elect two members of the board of directors, one of whom shall be the current duly appointed chief executive officer of the Company.

Protective Provisions – So long as at least 1,000,000 shares of Series C convertible preferred stock remain outstanding and for so long as at least 1,000,000 shares of Series B convertible preferred stock remain outstanding, Series C holders and Series B holders, voting as a single class on an as-converted basis, must approve certain specified corporate actions such as amending the certificate of incorporation, authorizing additional shares of stock or additional directors, redeeming stock and entering into certain strategic relationships.

Redemption – The preferred stock is not redeemable. There are no liquidation events under the control of preferred stockholders that could result in liquidation in which only the preferred stockholders would participate. Accordingly, the convertible preferred stock is classified within stockholders’ equity (deficit) on the Company’s balance sheets.

(b)	Common Stock

The holders of the Company’s common stock have one vote for each share of common stock. Common stockholders are entitled to dividends when, as, and if declared by the board of directors, subject to the prior rights of the preferred stockholders. As of December 31, 2016 and September 30, 2017, no dividends had been declared by the board of directors.

The Company had shares of common stock reserved for issuance as follows:

	December 31,		September 30,
	2015	2016	2017
			(unaudited)
Convertible preferred stock outstanding	60,645,918	60,645,918	60,645,918
Options issued and outstanding	10,785,761	13,687,378	15,961,182
Options available for future grants	4,392,010	4,948,948	—
Cumulative convertible preferred stock dividends	13,246,400	17,583,141	20,817,920
Series C Warrants	—	375,664	375,664
Total	89,070,089	97,241,049	97,800,684

(10)	Convertible Preferred Stock Warrants

In connection with the loan from Oxford Finance entered into in December 2016, the Company issued warrants to purchase 375,664 shares of Series C convertible preferred stock at an exercise price of $0.665488 per share. The Company determined the fair value of the warrants upon issuance and at each balance sheet date using the Black-Scholes option-pricing model, with any changes in the fair value being recorded within the changes in fair value of financial instruments line in the statements of operations and comprehensive loss.

Inputs used to determine estimated fair value of the warrants include the estimated fair value of the underlying preferred stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and estimated volatility. The estimated volatility was based on the average historical price volatility for publicly traded industry peers. The risk-free interest rate was based on the yields of U.S. Treasury securities with maturities similar to the estimated term. These assumptions are inherently subjective and involve significant management judgment. The significant unobservable input used in the fair value measurement of the convertible preferred stock warrant liability is the fair value of the underlying preferred stock at the valuation re-measurement date. Generally, increases (decreases) in the fair value of the underlying preferred stock would result in a directionally similar impact to the fair value measurement.

F-B-20

(11)	Stock Option Plans

In 2004, the Company adopted the 2004 Stock Plan (the 2004 Plan). The 2004 Plan provided for the grant of incentive stock options (ISOs), nonqualified stock options (NSOs), stock bonuses, and rights to acquire restricted stock to employees, directors and consultants. The Company reserved 1,000,000 shares of common stock for issuance under the 2004 Plan. As of December 31, 2016 and September 30, 2017 there were no stock options outstanding under the 2004 Plan.

In 2007, the Company elected to cease granting options under the 2004 Plan and adopted the 2007 Stock Plan (the “2007 Plan”). The 2007 Plan provides for granting of ISOs, NSOs, stock bonuses, and rights to acquire restricted stock, to employees, directors and consultants. As of December 31, 2016 and September 30, 2017, the Company had reserved 20,522,285 shares of common stock for issuance under the 2007 Plan. The 2007 Plan provides for the acceleration of outstanding options in the event of certain change in control transactions.

Options granted under the 2007 Plan generally vest over four years and expire no later than ten years from the date of grant. The 2007 Plan grants the board of directors’ discretion to determine when the options granted will become exercisable. The 2007 Plan expired in July 2017 when any shares available for grant lapsed.

Options can be granted at prices no less than 85% of the fair value of the shares on the date of grant, provided that the exercise price of an ISO will not be less than 100% of the fair value of the shares on the date of grant and the exercise price of an ISO or NSO granted to a 10% stockholder will not be less than 110% of the fair value of the shares on the grant of date. Fair value is determined by the Company’s board of directors.

Stock option activity under the Company’s stock option plans is as follows:

	Shares available for grant	Number of options	Weighted average exercise price	Average Remaining Contractual Term (in years)	Aggregate intrinsic value (in thousands)
Balance – December 31, 2014	3,217,128	8,383,306	$0.15	8.2	$862
Authorized	4,000,000	—	—	—	—
Granted	(3,795,000)	3,795,000	0.34	—	—
Exercised	—	(422,663)	0.19	—	—
Canceled	969,882	(969,882)	0.20	—	—
Balance – December 31, 2015	4,392,010	10,785,761	0.21	8.0	815
Authorized	3,500,000	—	—	—	—
Granted	(3,674,000)	3,674,000	0.26	—	—
Exercised	—	(41,445)	0.21	—	—
Canceled	730,938	(730,938)	0.16	—	—
Balance – December 31, 2016	4,948,948	13,687,378	0.23	7.6	—
Granted (unaudited)	(3,894,729)	3,894,729	0.08	—	—
Canceled (unaudited)	1,620,925	(1,620,925)	0.23	—	—
Lapsed (unaudited)	(2,675,144)	—	—	—	—
Balance – September 30, 2017 (unaudited)	—	15,961,182	$0.19	7.4	$—

F-B-21

The aggregate intrinsic values of options outstanding, exercisable, and vested and expected to vest are calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock, as determined by the board of directors. For the years ended December 31, 2015 and 2016, the aggregate intrinsic values of options exercised under the plans were $68,000 and $6,000, respectively. No options were exercised in the 9 months ended September 30, 2017.

The weighted average grant date fair value of options that vested during the years ended December 31, 2015 and 2016 were $0.14 and $0.19 per share, respectively, and during the 9 months ended September 30, 2017 were $0.18 per share. The weighted average grant date fair value of employee options granted during the years ended December 31, 2015 and 2016 were $0.34 and $0.26 per share, respectively, and during the 9 months ended September 30, 2017 were $0.06 per share. The weighted average grant date fair value of options exercisable on December 31, 2015 and 2016 were $0.15 and $0.19 per share, respectively, and on September 30, 2017 were $0.16 per share.

(a)	Stock Options Granted to Employees

The grant date fair value of the shares of common stock underlying stock options has historically been determined by the Company’s board of directors. Because there has been no public market for the Company’s common stock, the board of directors exercises reasonable judgment and considers a number of objective and subjective factors to determine the best estimate of the fair value, which include valuations performed by an independent third-party, important developments in the Company’s operations, sales of convertible preferred stock, actual operating results, financial performance, the conditions in the life sciences industry, the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of the Company’s common stock.

To determine the value of stock option awards for stock-based compensation purposes, the Company uses the Black-Scholes option-pricing model and the assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

Expected Term – The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term).

Expected Volatility – Since the Company is privately held and does not have any trading history for its common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded life sciences companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle, or area of specialty.

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Expected Dividend – The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

The value of stock options granted to employees was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,						Nine months ended September 30,
	2015			2016			2016			2017
							(unaudited)
Expected life (in years)	5.6	–	6.2	5.7	–	6.6	5.7	–	6.6	5.8	–	6.4
Volatility	78	–	90%	78	–	81%	78	–	81%	90	–	92%
Risk-free interest rate	1.6	–	1.9%	1.5	–	1.6%	1.5	–	1.6%	1.8	–	1.9%
Dividend yield		—%			—%			—%			—%

F-B-22

Stock Options Granted to Nonemployees

The Company grants stock options to certain consultants in exchange for services rendered. During the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2017, the Company granted stock options to consultants for 78,000, 48,000 and 40,000 shares, respectively. Stock-based compensation expense related to stock options granted to nonemployees is recognized as the stock options are earned. The Company believes that the estimated fair value of the stock options is more readily measurable than the fair value of the services rendered.

The value of stock options granted to nonemployees was estimated at each reporting date using a Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,						Nine months ended September 30,
	2015			2016			2016			2017
							(unaudited)
Remaining contractual life (in years)	9.6	–	10.0	9.2	–	10.0	9.2	–	10.0	10.0
Volatility	98	–	99%	99	–	107%	99	–	107%	105%
Risk-free interest rate	2.0	–	2.3%	1.8	–	2.4%	1.8	–	2.4%	2.1%
Dividend yield		—%			—%			—%		—%

In connection with the grant of stock options to nonemployees, the Company recorded stock-based compensation expense of $42,000 and $7,000 for the years ended December 31, 2015 and 2016, respectively and $6,000 and $8,000 for the nine months ended September 30, 2016 and 2017, respectively. Stock-based compensation expense will fluctuate as the estimated fair value of the common stock fluctuates, until the awards vest.

(b)	Stock-Based Compensation Expense

Total stock-based compensation recognized for options granted to employees and nonemployees was as follows (in thousands):

	Year ended December 31,		Nine months ended September 30,
	2015	2016	2016	2017
			(unaudited)
Research and development	$225	$284	$212	$207
General and administrative	123	226	164	167
Total stock-based compensation expense	$348	$510	$376	$374

As of December 31, 2016 and September 30, 2017, the unrecognized stock-based compensation cost related to outstanding unvested stock options that are expected to vest was $1.1 million and $0.7 million, which the Company expects to recognize over an estimated weighted average period of 2.46 and 2.17 years, respectively.

(12)	Income Taxes

A reconciliation of the statutory U.S. federal rate to the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2015	2016
U.S. federal taxes at statutory rate	34.0%	34.0%
State taxes (net of federal benefit)	5.8	5.8
Permanent items	(6.5)	(10.2)
Tax credits	2.4	2.8
Change in valuation allowance	(35.3)	(32.7)
NOL and credit adjustments	(0.2)	(0.1)
Other	(0.2)	0.4

Total tax benefit (expense)	—%	—%

F-B-23

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are as follows (in thousands):

	December 31,
	2015	2016
Deferred tax assets and liabilities:
Net operating loss carryforwards	$19,612	$24,298
Research and development credits	2,011	2,447
Accruals, reserves and others	229	375
Gross deferred tax assets	21,852	27,120
Valuation allowance	(21,852)	(27,120)
Total deferred tax assets	$—	$—

The Company is required to reduce its deferred tax assets by a valuation allowance if it is more likely than not that some or all of its deferred tax assets will not be realized. Management must use judgment in assessing the potential need for a valuation allowance, which requires an evaluation of both negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. In determining the need for and amount of the valuation allowance, if any, the Company assesses the likelihood that it will be able to recover its deferred tax assets using historical levels of income, estimates of future income and tax planning strategies. As a result of historical cumulative losses, the Company determined that, based on all available evidence, there was substantial uncertainty as to whether it will recover its net deferred taxes in future periods. Accordingly, the Company recorded a valuation allowance against all of its net deferred tax assets as of December 31, 2016. The net valuation allowance increased by $5.3 million in 2016.

As of December 31, 2016, the Company had NOL carryforwards (before tax effects) for federal and state income tax purposes of $61.0 million and $61.3 million, respectively. The federal NOL carryforwards will begin to expire in 2025 if not utilized, and the state NOL carryforwards began expiring in the prior year, 2015. In addition, the Company has federal and state research and development tax credit carryforwards of $2.3 million and $1.8 million, respectively, to offset future income tax liabilities. The federal research and development tax credits will start to expire in 2027, if not utilized, while the state research and development tax credit can be carried forward indefinitely.

The Tax Reform Act of 1986 (the Act) provides for a limitation on the annual use of NOL and research and development tax credit carryforwards following certain ownership changes (as defined by the Act) that could limit the Company’s ability to utilize these carryforwards. The Company’s losses and credit carryforwards may be subject to these limitations. The Company has not performed an analysis to determine if such ownership changes have occurred. An analysis will be performed prior to recognizing the benefits of any losses or credits in the financial statements.

Uncertain Tax Positions

A reconciliation of the Company’s gross unrecognized tax benefits for the years ended December 31, 2016 (in thousands):

	December 31,
	2015	2016
Balance at beginning of year	$807	$1,015
Additions based on tax positions related to current year	208	216
Balance at end of year	$1,015	$1,231

F-B-24

The entire amount of unrecognized tax benefits would not impact the Company’s effective tax rate if recognized. The Company does not foresee material changes to its gross uncertain income tax position liability within the next 12 months. The Company will recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense in its statements of operations and comprehensive loss. As of December 31, 2016, the Company had not recognized any interest and penalties.

The Company is subject to taxation in the U S and various state jurisdictions. Management believes all tax years remain open to examinations by the appropriate government agencies in the federal and state jurisdictions.

(13)	Net Loss per Share Attributable to Common Stockholders

The following table sets forth the computation of the basic and diluted net loss per share (in thousands, except share and per share amounts):

	Year ended December 31,		Nine months ended September 30,
	2015	2016	2016	2017
			(unaudited)
Net loss	$(19,513)	$(16,362)	$(12,179)	$(8,507)
Dividends accrued on Series B and Series C convertible preferred stock
	(2,878)	(2,886)	(2,161)	(2,153)
Net loss attributable to common stockholders, basic and diluted
	$(22,391)	$(19,248)	$(14,340)	$(10,660)
Weighted average number of shares used in computing net loss per share attributable to common stockholders, basic and diluted	6,395,307	6,734,912	6,733,777	6,738,292
Net loss per share attributable to common stockholders, basic and diluted	$(3.50)	$(2.86)	$(2.13)	$(1.58)

Since the Company was in a loss position for all periods presented, basic net loss per share attributable to common stockholders is the same as diluted net loss per share attributable to common stockholders for all periods presented as the inclusion of all potential common shares outstanding would have been anti-dilutive. The following potentially dilutive securities have been excluded from the computations of diluted weighted average shares outstanding because they would be anti-dilutive:

	December 31,		September 30,
	2015	2016	2016	2017
			(unaudited)
Convertible preferred stock outstanding	60,645,918	60,648,918	60,645,918	60,645,918
Options to purchase common stock	10,785,761	13,687,378	13,767,378	15,961,182
Cumulative convertible preferred stock dividends	13,246,400	17,583,141	16,493,032	20,817,920
Convertible promissory notes (as converted) (1)	28,342,045	33,050,511	32,009,562	36,726,692
Total potential shares	113,020,124	124,966,948	122,915,890	134,151,712

(1)     The Company determined the number of shares of Series C convertible preferred stock issuable upon conversion of the outstanding principal and accrued interest on the convertible promissory notes based on a conversion price assuming the specified valuation set forth under the note purchase agreements (see note 6) was met.

(14)	Subsequent Events

Management reviewed and evaluated subsequent events through August 4, 2017. Other than the subsequent events discussed in the footnotes, there were no additional subsequent events or transactions that would impact the financial statements and require additional recognition or disclosure as of August 4, 2017, the date the financial statements were issued.

F-B-25

(15) Events (Unaudited) Subsequent to the Date of the Independent Auditor’s Report

On October 30, 2017, the Company announced the signing of a definitive merger agreement with Aviragen Therapeutics, Inc. (“Aviragen”), a public biotechnology company. Assuming the closing of the merger, the combined company will be renamed “Vaxart, Inc.” and will be traded under the symbol “VXRT.” Vaxart’s management will manage the combined company. The Board of Directors will consist of four of Vaxart’s current Board members and three of Aviragen’s current Board members. Following the consummation of the merger, the former Vaxart securityholders are expected to own approximately 60% of the combined company’s diluted common stock and the securityholders of Aviragen are expected to own approximately 40%.

To consummate the merger, a majority of the votes cast at an Aviragen stockholder meeting at which a quorum is present must approve the issuance of shares of Aviragen common stock in connection with the merger. Vaxart securityholders must also approve the merger, and various closing conditions must also be satisfied. Aviragen and Vaxart anticipate that the consummation of the Merger will occur promptly after the Aviragen special meeting.

The boards of directors of both Aviragen and Vaxart have unanimously approved the merger agreement. Certain executive officers, directors and stockholders of Vaxart and Aviragen have entered into agreements to vote all of their stock in favor of the merger.

F-B-26

Annex A

AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION

Execution Version

AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION

among:

Aviragen Therapeutics, Inc.,
a Delaware corporation;

AGORA MERGER SUB, INC.,
a Delaware corporation; and

Vaxart, Inc.,
a Delaware corporation

Dated as of October 27, 2017

(continued)

Page

3.9.	Absence of Changes	34
3.10.	Real Property; Leasehold	34
3.11.	Title to Assets	34
3.12.	Intellectual Property	35
3.13.	Agreements, Contracts and Commitments	37
3.14.	Compliance; Permits	39
3.15.	Legal Proceedings; Orders	41
3.16.	Tax Matters	42
3.17.	Employee and Labor Matters; Benefit Plans	43
3.18.	Environmental Matters	47
3.19.	Transactions with Affiliates	47
3.20.	Insurance	47
3.21.	No Financial Advisors	47
3.22.	Valid Issuance	48
3.23.	Opinion of Financial Advisor	48
3.24.	No Other Representations or Warranties; Disclaimer of Other Representations and Warranties	48

Section 4.	CERTAIN COVENANTS OF THE PARTIES	48

4.1.	Operation of Parent’s Business	48
4.2.	Operation of the Company’s Business	50
4.3.	Access and Investigation	53
4.4.	Parent Non-Solicitation	53
4.5.	Company Non-Solicitation	54
4.6.	Notification of Certain Matters	55
4.7.	Code Section 280G Approval	56

Section 5.	ADDITIONAL AGREEMENTS OF THE PARTIES	56

5.1.	Registration Statement; Proxy Statement	56
5.2.	Company Stockholder Written Consent	57
5.3.	Parent Stockholders’ Meeting	58
5.4.	Regulatory Approvals	60
5.5.	Company Options	61
5.6.	Parent Options	62
5.7.	Employee Benefits	62
5.8.	Indemnification of Officers and Directors	63
5.9.	Additional Agreements	64
5.10.	Disclosure	64
5.11.	Listing	65
5.12.	Tax Matters	65
5.13.	Legends	66
5.14.	Directors and Officers	66
5.15.	Termination of Certain Agreements and Rights	67
5.16.	Section 16 Matters	67
5.17.	Cooperation	67
5.18.	Allocation Certificate	67
5.19.	Company Financial Statements	67
5.20.	Takeover Statutes	68

(continued)

Page

5.21.	Stockholder Litigation	68
5.22.	Calculation of Cash; Adjustment to Company and Parent Valuations	68
5.23.	Post-Closing Equity Financing	69
5.24.	Reverse Split	69

Section 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY	70

6.1.	Effectiveness of Registration Statement	70
6.2.	No Restraints	70
6.3.	Stockholder Approval	70
6.4.	No Legal Proceedings	70
6.5.	HSR Act	71
6.6.	Documents	71

Section 7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB	71

7.1.	Accuracy of Representations	71
7.2.	Performance of Covenants	72
7.3.	Documents	72
7.4.	FIRPTA Certificate	72
7.5.	No Company Material Adverse Effect	72
7.6.	Termination of Investor Agreements	72
7.7.	Lock-Up Agreements	72

Section 8.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY	73

8.1.	Accuracy of Representations	73
8.2.	Performance of Covenants	73
8.3.	Documents	73
8.4.	No Parent Material Adverse Effect	73

Section 9.	TERMINATION	73

9.1.	Termination	73
9.2.	Effect of Termination	75
9.3.	Expenses; Termination Fees	75

Section 10.	MISCELLANEOUS PROVISIONS	77

10.1.	Non-Survival of Representations and Warranties	77
10.2.	Amendment	77
10.3.	Waiver	77
10.4.	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	78
10.5.	Applicable Law; Jurisdiction	78
10.6.	Attorneys’ Fees	78
10.7.	Assignability	78
10.8.	Notices	79
10.9.	Cooperation	79
10.10.	Severability	80
10.11.	Other Remedies; Specific Performance	80
10.12.	No Third Party Beneficiaries	80
10.13.	Construction	80

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Company Stockholder Support Agreement
Exhibit C	Form of Purchaser Stockholder Support Agreement
Exhibit D	Post-Closing Directors and Officers
Exhibit E	Form of Lock-Up Agreement

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of October 27, 2017, by and among Aviragen Therapeutics, Inc., a Delaware corporation (“Parent”), AGORA MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Vaxart, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.     Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B.     The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and by executing this Agreement, the Parties intend to adopt a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

C.     The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement.

D.     The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.

E.     The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F.     Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit B (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

G.     Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of Parent (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit C (the “Parent Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Parent Common Stock in favor of the issuance of the shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement.

H.     It is expected that within three Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement in a form reasonably acceptable to Parent, in order to obtain the Required Company Stockholder Vote (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1.     DESCRIPTION OF TRANSACTION

1.1.     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2.     Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

1.3.     Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2

1.4.     Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a)     the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b)     the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Parent shall file one or more amendments to its Certificate of Incorporation to (i) change the name of Parent to “Vaxart, Inc.” (the “Corporate Name Change”) and (ii) effect the Reverse Split (but only to the extent that the Required Parent Stockholder Reverse Split Vote has been obtained).

(c)     the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

(d)     the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.14; and

(e)     the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Parent as set forth in Section 5.14, after giving effect to the provisions of Section 5.14, or such other persons as shall be mutually agreed upon by Parent and the Company.

1.5.     Conversion of Shares.

(a)     At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:

(i)     any shares of Company Capital Stock held as treasury stock or held or owned by the Company or Merger Sub, or any Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

3

(ii)     subject to Section 1.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b)     If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms.

(c)     No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.7 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent Closing Price.

(d)     All Company Options outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 5.5.

(e)     Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f)     If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Reverse Split), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

4

1.6.     Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.7.

1.7.     Surrender of Certificates.

(a)     On or prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent: (i) certificates or evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b)     Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon proper delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for shares of Parent Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate or certificates or book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive a certificate or certificates or book-entry shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate. In the event of a transfer of ownership of a Company Stock Certificate that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name such Company Stock Certificate so surrendered is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. The Merger Consideration and any dividends or other distributions as are payable pursuant to Section 1.7(c) shall be deemed to have been in full satisfaction of all rights pertaining to Company Capital Stock formerly represented by such Company Stock Certificates.

5

(c)     No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.7 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d)     Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date that is one year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e)     Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Company Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. Each of the Exchange Agent, Parent, and the Surviving Corporation shall, if requested by the Company, use commercially reasonable efforts to cooperate with the Company to reduce or eliminate any such withholding including requesting and providing recipients of consideration a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)     No party to this Agreement shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

1.8.     Appraisal Rights.

(a)     Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.7.

(b)     The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands; provided that the Company shall have the right to participate in such negotiations and proceedings. The Company shall not, except with Parent’s prior written consent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

1.9.     Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

Section 2.     REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.13(i), except as set forth in the written disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

6

2.1.     Due Organization; Subsidiaries.

(a)     Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b)     Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to be material to the Company or its business.

(c)     The Company has no Subsidiaries, except for the Entities identified in Section 2.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 2.1(c) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 2.1(c) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.2.     Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in breach or violation of its Organizational Documents.

2.3.     Authority; Binding Nature of Agreement. The Company and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.

7

2.4.     Vote Required. The affirmative vote (or written consent) of (a) the holders of a majority of the shares of Company Common Stock and Company Preferred Stock each outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting as a single class, (b) the holders of a majority of the shares of Company Common Stock each outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting as a separate class, and (c) the holders of a majority of the shares of Company’s Series B Preferred Stock and Series C Preferred Stock outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting as a separate class (collectively, the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

2.5.     Non-Contravention; Consents. Subject to obtaining the Required Company Stockholder Vote, the filing of the Certificate of Merger required by the DGCL and any filings under the Hart-Scott-Rodino Act (the “HSR Act”), neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)     contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(b)     contravene, conflict with or result in a violation of, or give any Governmental Body or, to the Knowledge of the Company, other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject, except as would not reasonably be expected to be material to the Company or its business;

(c)     to the Knowledge of the Company, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries, except as would not reasonably be expected to be material to the Company or its business;

(d)     contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

8

(e)     result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 2.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, neither the Company nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions. The Company is not included within a “person” (as defined in 16 C.F.R. § 801.1(a)(1)) that has one hundred and sixty one million, five hundred thousand dollars ($161,500,000) or more of total assets or annual net sales, in each case as determined in accordance with 16 C.F.R. § 801.11.

2.6.     Capitalization.

(a)     The authorized Company Capital Stock as of the date of this Agreement consists of (i) 110,000,000 shares of Company Common Stock, par value $0.00001 per share, of which 6,738,292 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 82,553,957 shares of preferred stock, par value $0.00001 per share (the “Company Preferred Stock”), of which 4,717,978 shares, $0.00001 par value per share, are designated as Series A Preferred Stock of which 4,717,978 have been issued and are outstanding as of the date of this Agreement; 37,105,352 shares, $0.00001 par value per share, are designated as Series B Preferred Stock of which 25,874,811 have been issued and are outstanding as of the date of this Agreement; and 40,730,627 shares, $0.00001 par value per share, are designated as Series C Preferred Stock of which 30,053,129 have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury.

(b)     All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the Investor Agreements, none of the outstanding shares of Company Common Stock or Company Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock or Company Preferred Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein and in the Investor Agreements, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

9

(c)     Except for the Company’s Amended and Restated 2007 Equity Incentive Plan (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, 16,218,577 shares are subject to outstanding Company Options and no shares of Company Common Stock remain available for future grants of awards pursuant to the Company Plan. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Parent an accurate and complete copy of the Company Plan and all stock option agreements evidencing outstanding options granted thereunder. No vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions.

(d)     Except for the Company Options set forth on Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(e)     All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

10

2.7.     Financial Statements.

(a)     Concurrently with the execution hereof, the Company has provided to Parent true and complete copies of (i) the Company’s audited consolidated balance sheets at December 31, 2016, 2015 and 2014, together with related audited consolidated statements of income, stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal years then ended and (ii) the Company Unaudited Interim Balance Sheet, together with the unaudited consolidated statements of income, stockholders’ equity and cash flows of the Company for the period reflected in the Company Unaudited Interim Balance Sheet (collectively, the “Company Financials”). The Company Financials were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which are material) and fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b)     Each of the Company and its Subsidiaries maintains accurate books and records reflecting their assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries and to maintain accountability of the Company’s and its Subsidiaries’ assets; (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c)     Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2013.

(d)     Since January 1, 2013, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2013, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

11

2.8.     Absence of Changes. Except as set forth on Section 2.8 of the Company Disclosure Schedule, between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.9.     Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts (other than for breach thereof); (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities listed in Section 2.9 of the Company Disclosure Schedule.

2.10.     Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11.     Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances. The Company has not received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

12

2.12.     Intellectual Property.

(a)     The Company, directly or through any of its Subsidiaries, owns, or has the legal and valid right to use, as currently being used by the Company or any of its Subsidiaries, all Company IP Rights, and with respect to Company IP Rights that are owned by the Company or any of its Subsidiaries, has the right to bring actions for the infringement of such Company IP Rights, in each case except for any failure to own, have such rights to use, or have such rights to bring actions for infringement that would not reasonably be expected to be material to the Company or its business.

(b)     Section 2.12(b) of the Company Disclosure Schedule sets forth an accurate, true and complete listing of all Company Registered IP, and, specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), jurisdiction of application and/or registration, the application and/or registration number, the date of application and/or registration, and the status of application and/or registration. Each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to be material to the Company or its business.

(c)     Section 2.12(c) of the Company Disclosure Schedule accurately identifies (i) all Company Contracts pursuant to which Company IP Rights are licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into or material to the development, manufacturing, or distribution of any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to the Company or any of its Subsidiaries are exclusive or non-exclusive. For purposes of greater certainty, the term “license” in this Section 2.12(c) and in Section 2.12(d) includes any license, sublicense, covenant, non-assert, consent, release or waiver.

(d)     Section 2.12(d) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which the Company or any of its Subsidiaries has granted any license under, or any right (whether or not currently exercisable) or interest in, any Company IP Rights owned by the Company or any of its Subsidiaries to any Person (other than any Company IP Rights non-exclusively licensed to (A) customers in the Ordinary Course of Business, and (B) suppliers or service providers for the sole purpose of enabling such suppliers or service providers to provide products and services for the Company’s benefit).

13

(e)     Except as set forth in Section 2.12(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is bound by, and no Company IP Rights owned by the Company or any of its Subsidiaries, or, with respect to Company IP Rights licensed to the Company or any of its Subsidiaries, to the Knowledge of the Company, are subject to, any Company Contract containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation, that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, enforce, sell, transfer or dispose of any such Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted or planned to be conducted.

(f)     Except as identified in Section 2.12(f) of the Company Disclosure Schedule, the Company or one of its Subsidiaries is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in Company IP Rights purported to be owned by the Company or any of its Subsidiaries, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i)     Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any material Company IP Rights purported to be owned by the Company or any of its Subsidiaries has signed a valid, enforceable agreement containing an assignment of such Company IP Rights to the Company or such Subsidiary and confidentiality provisions protecting Trade Secrets and confidential information of the Company and its Subsidiaries.

(ii)     No current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company or any or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting Trade Secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iii)     Except as identified in Section 2.12(f)(iii) of the Company Disclosure Schedule, no Company IP Rights purported to be owned by the Company or any of its Subsidiaries or, to the Knowledge of the Company, Company IP Rights licensed to the Company or any of its Subsidiaries were developed, in whole or in part (A) pursuant to or in connection with the development of any professional, technical or industry standard, (B) under contract with or using the resources of any Governmental Body, academic institution or other entity that would cause such Company IP Rights to be owned by or licensed to (in whole or in part) such Governmental Body, academic institution or other entity or (C) under any grants or other funding arrangements with third parties.

14

(iv)     The Company and each of its Subsidiaries has taken commercially reasonable steps to protect and maintain the Company IP Rights, including to preserve the confidentiality of all proprietary information that the Company or such Subsidiary holds, or purports to hold, as a material Trade Secret. Any disclosure by the Company or any Subsidiary of material Trade Secrets to any third party has been pursuant to the terms of a written agreement with such Person or is otherwise lawful.

(v)     Neither the Company nor any of its Subsidiaries has assigned, sold or otherwise transferred ownership of, or agreed to assign, sell or otherwise transfer ownership of, any material Company IP Rights owned or purported to be owned by or exclusively licensed to Company or any of its Subsidiaries to any other Person, and there exists no obligation by the Company or any of its Subsidiaries to assign, sell or otherwise transfer ownership of any material Company IP Rights to any third party.

(vi)     To the Knowledge of the Company, the Company IP Rights are valid and enforceable and constitute all Intellectual Property necessary for the Company and its Subsidiaries to conduct its business as currently conducted.

(g)     The manufacture, marketing, license, sale or intended use of any product or technology currently licensed, sold or developed by the Company or any of its Subsidiaries does not violate any license or agreement between the Company or its Subsidiaries and any third party, and does not infringe or misappropriate any Intellectual Property right of any third party as of the date hereof, which infringement or misappropriation would reasonably be expected to be material to the Company or its business. To the Knowledge of the Company, no third party is infringing upon any Company IP Rights or violating any license or agreement between the Company or its Subsidiaries and such third party, and the Company and its Subsidiaries have not sent any written communication to or asserted or threatened in writing any action or claim against any Person involving or relating to the infringement or misappropriation of any Company IP Rights.

(h)     There is no current or pending Legal Proceeding (including any opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Rights owned by the Company or any of its Subsidiaries or any of the Company’s or any of its Subsidiaries’ products or technologies, or, to the Knowledge of the Company, any Company IP Rights licensed to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice asserting or suggesting that any such Company IP Rights, or the Company’s or any of its Subsidiaries’ right to use, sell, license or dispose of any such Company IP Rights or products or technologies conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(i)     Except as set forth in the Contracts listed on Section 2.12(i) of the Company Disclosure Schedule neither the Company nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

15

2.13.     Agreements, Contracts and Commitments.

(a)     Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement other than any Benefit Plans (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i)       each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii)      each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(iii)     each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;

(iv)     each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(v)       each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;

(vi)     each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

16

(vii)    each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(viii)   each Company Real Estate Lease;

(ix)     each Company Contract with any Governmental Body;

(x)      each Company Contract required to be listed on Section 2.12(c) or Section 2.12(d) of the Company Disclosure Schedule;

(xi)     each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any of its Subsidiaries; or

(xii)    any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and (A) which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate, or (B) that is material to the business or operations of the Company and its Subsidiaries, taken as a whole.

(b)     The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. Neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received written notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to the Company or its business. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.14.     Compliance; Permits; Restrictions.

(a)     The Company and each of its Subsidiaries are, and since January 1, 2013 have been, in compliance in all material respects with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act and any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (each, a “Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

17

(b)     The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c)     There are no proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.

(d)     The Company and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary or material to the conduct of the business of the Company or such Subsidiary as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (collectively, the “Company Products”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Company and each of its Subsidiaries are in compliance in all material respects with the Company Regulatory Permits and have not received any written notice or other written communication, or to the Knowledge of the Company, any other communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. Except for the information and files identified in Section 2.14(d) of the Company Disclosure Schedule, the Company has made available to Parent all information requested by Parent in the Company’s or its Subsidiaries’ possession or control relating to the Company Products and the development, clinical testing, manufacturing, importation and exportation of the Company Products, including complete copies of the following (to the extent there are any): (x) copies of all investigational new drug applications (INDs) submitted to the FDA, and all supplements to and amendments of such INDs; new drug applications; adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar notices, letters, filings, correspondence and meeting minutes with any other Governmental Body. The Company and each of its Subsidiaries have complied in all material respects with the ICH E9 Guidance for Industry: Statistical Principles for Clinical Trials in the management of the clinical data that have been presented by the Company. To the Knowledge of the Company, there are no facts that would be reasonably likely to result in any warning, untitled or notice of violation letter or Form FDA-483 to the Company or any manufacturer of any Company Products from the FDA. The Company is not aware of any studies, tests or trials the results of which the Company believes reasonably call into question (i) the study, test or trial results of any Company Products, (ii) the efficacy or safety of any Company Products or (iii) any of the Company’s filings with any Governmental Body.

18

(e)     All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries, or in which the Company or its Subsidiaries or their respective current products or product candidates, including the Company Products, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has been terminated or suspended prior to completion for safety or non-compliance reasons. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries or their respective current products or product candidates, including the Company Products, have participated.

(f)     Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries or any of their respective officers, employees or agents.

19

(g)     The Company and its Subsidiaries have complied with all applicable Laws relating to patient, medical or individual health information, including the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations promulgated thereunder, all as amended from time to time (collectively “HIPAA”), including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time.  As applicable, the Company and its Subsidiaries have created and maintained written policies and procedures to protect the privacy of all protected health information, provided training to employees and agents where required under HIPAA, and have implemented security procedures, including physical, technical and administrative safeguards, to protect personal information and Protected Health Information stored or transmitted in electronic form.  Neither the Company nor its Subsidiaries have received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information.  No successful Security Incident, Breach of Unsecured Protected Health Information or breach of personally identifiable information under applicable state or federal laws have occurred with respect to information maintained or transmitted to the Company, any of its Subsidiaries, or an agent or third party subject to a Business Associate Agreement with the Company or a Subsidiary of the Company.   All capitalized terms in this Section 2.14(g) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

2.15.     Legal Proceedings; Orders.

(a)     As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any of its Subsidiaries, (C) any Company Associate (in his or her capacity as such) or (D) any of the material assets owned or used by the Company or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)     Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since January 1, 2013, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.

(c)     There is no order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.

20

2.16.     Tax Matters.

(a)     The Company and each of its Subsidiaries have timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No claim has ever been made by any Governmental Body in any jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that the Company or such Subsidiary is subject to taxation by that jurisdiction.

(b)     All income and other material Taxes due and owing by the Company or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c)     All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d)     There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet) upon any of the assets of the Company or any of its Subsidiaries.

(e)     No deficiencies for income or other material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f)     Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g)     Neither the Company nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

21

(h)     Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law).

(i)     Neither the Company nor any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any Liability for any material Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(j)     Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state or local Law).

(k)     Neither the Company nor any of its Subsidiaries has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States.

(l)     Neither the Company nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(m)     Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

For purposes of this Section 2.16, each reference to the Company or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company.

22

2.17.     Employee and Labor Matters; Benefit Plans.

(a)     Section 2.17(a) of the Company Disclosure Schedule is a list of all material Benefit Plans, including, without limitation, each Benefit Plan that provides for retirement, change in control, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or Company ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b)     As applicable with respect to each material Benefit Plan, the Company has made available to Parent, true and complete copies of (i) each material Benefit Plan, including all amendments thereto, and in the case of an unwritten material Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations, “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code and (viii) all policies and procedures established to comply with the privacy and security rules of HIPAA.

(c)     Each Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

(d)     The Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of the Company, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Benefit Plan or the tax exempt status of the related trust.

(e)     Neither the Company, any of its Subsidiaries nor any Company ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

23

(f)     There are no pending audits or investigations by any Governmental Body involving any Benefit Plan, and no pending or, to the Knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings involving any Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to the Company or any of its Subsidiaries.

(g)     Neither the Company, any of its Subsidiaries or Company ERISA Affiliates, nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Benefit Plan, has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction with respect to any Benefit Plan which would subject any such Benefit Plan, the Company, any of its Subsidiaries or Company ERISA Affiliates or Parent to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h)     No Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither the Company nor any of its Subsidiaries or Company ERISA Affiliates has made a written or oral representation promising the same.

(i)     Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of the Company or any Subsidiary thereof, (ii) increase any amount of compensation or benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Benefit Plan or (v) limit the right to merge, amend or terminate any Benefit Plan.

(j)     Neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k)     The exercise price of each Company Option is not and never has been less than the fair market value of one share of Company Common Stock as of the grant date of such Company Option.

(l)     No current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries has any “gross up” agreements or other assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999.

24

(m)     Each Benefit Plan maintained outside of the United States (each, a “Foreign Plan”) has obtained from the Governmental Body having jurisdiction with respect to such plan any required determinations that such plan is in compliance with the Laws of any such Governmental Body.

(n)     The assets of each of the Foreign Plans (which is an employee pension benefit plan as defined in Section 3(2) of ERISA (whether or not subject to ERISA) or otherwise provides retirement, medical or life insurance benefits following retirement or other termination of service or employment) are at least equal to the liabilities of such plans.

(o)     Neither the Company nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries, including through the filing of a petition for representation election.

(p)     The Company and each of its Subsidiaries is, and since January 1, 2013 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, with respect to employees of the Company and its Subsidiaries, each of the Company and its Subsidiaries, since January 1, 2013: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any employee, applicant for employment, consultant, employment agreement or Benefit Plan (other than routine claims for benefits).

(q)     Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, with respect to each individual who currently renders services to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company and each of its Subsidiaries has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

25

(r)     There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity.

(s)     There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to labor, employment, employment practices, or terms and conditions of employment.

(t)     There is no contract, agreement, plan or arrangement to which the Company or any Company Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.

(u)     As of the date hereof, no Key Employee has submitted his or her resignation or, to the Knowledge of the Company, intends to resign.

2.18.     Environmental Matters. The Company and each of its Subsidiaries are and since January 1, 2013 have complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or its business. Neither the Company nor any of its Subsidiaries has received since January 1, 2013 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s or any of its Subsidiaries’ compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Company or its business. No current or (during the time a prior property was leased or controlled by the Company or any of its Subsidiaries) prior property leased or controlled by the Company or any of its Subsidiaries has had a release of or exposure to Hazardous Substances in material violation of or as would reasonably be expected to result in any material liability of the Company or any of its Subsidiaries pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the Contemplated Transactions. Prior to the date hereof, the Company has provided or otherwise made available to Parent true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Company or any of its Subsidiaries with respect to any property leased or controlled by the Company or any of its Subsidiaries or any business operated by them.

26

2.19.     Insurance. The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2013, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or to the Knowledge of the Company, informed the Company or any of its Subsidiaries of its intent to do so.

2.20.     No Financial Advisors. Except as set forth on Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

2.21.     Disclosure. The information supplied by the Company and each of its Subsidiaries for inclusion in the Proxy Statement (including any of the Company Financials) will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.

2.22.     Transactions with Affiliates.

(a)     Section 2.22(a) of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2013, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (i) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (ii) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (iii) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

27

(b)     Section 2.22(b) of the Company Disclosure Schedule lists each stockholders agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).

2.23.     Anti-Bribery. None of the Company or any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). Neither the Company nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.24.     No Other Representations or Warranties; Disclaimer of Other Representations and Warranties. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) each of Parent and Merger Sub is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and any such other representations and warranties are hereby expressly disclaimed, and none of the Company or its Representatives is relying on any representation or warranty of Parent or Merger Sub except for those expressly set forth in this Agreement, and (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to Parent or Merger Sub or their respective businesses, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by Parent or Merger Sub.

Section 3.     REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.13(i), except (i) as set forth in the written disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (ii) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub represent and warrant to the Company as follows:

28

3.1.     Due Organization; Subsidiaries.

(a)     Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.

(b)     Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c)     Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Parent Material Adverse Effect.

3.2.     Organizational Documents. Parent has made available to the Company accurate and complete copies of Parent’s and Merger Sub’s Organizational Documents in effect as of the date of this Agreement. Neither Parent nor Merger Sub is in material breach or violation of its respective Organizational Documents.

3.3.     Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the treatment of the Company Options pursuant to this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

29

3.4.     Vote Required. The affirmative vote of (i) a majority of the votes cast at the Parent Stockholders’ Meeting is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the issuance of the shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement (the “Required Parent Stockholder Merger Vote”) and (ii) a majority of the outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Reverse Split (the “Required Parent Stockholder Reverse Split Vote” and, together with the Required Parent Stockholder Merger Vote, the “Required Parent Stockholder Vote”).

3.5.     Non-Contravention; Consents. Subject to obtaining the Required Parent Stockholder Vote and the filing of the Certificate of Merger required by the DGCL and any filings under the HSR Act, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)     contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(b)     contravene, conflict with or result in a violation of, or give any Governmental Body or, to the Knowledge of Parent, other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject, except as would not reasonably be expected to be material to Parent or its business;

(c)     to the Knowledge of Parent, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent, except as would not reasonably be expected to be material to Parent or its business;

(d)     contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material breach, default, penalty or modification; or

30

(e)     result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Parent (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 3.5 of the Parent Disclosure Schedule under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) the filing of an amendment to Parent’s certificate of incorporation to effect the Reverse Split (to the extent applicable) and the Corporate Name Change, (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws and (v) any filings required by the HSR Act, Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions. Parent is not included within a “person” (as defined in 16 C.F.R. § 801.1(a)(1)) that has one hundred and sixty one million, five hundred thousand dollars ($161,500,000) or more of total assets or annual net sales, in each case as determined in accordance with 16 C.F.R. § 801.11. Prior to the execution of the Parent Stockholder Support Agreements, the Parent Board approved the Parent Stockholder Support Agreements and the transactions contemplated thereby.

3.6.     Capitalization.

(a)     The authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock, par value $0.10 per share, of which 38,649,237 shares have been issued and are outstanding as of September 1, 2017 (the “Capitalization Date”) and (ii) 5,000,000 shares of Preferred Stock, par value $0.10 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Parent does not hold any shares of its capital stock in its treasury.

(b)     All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.

31

(c)     Except for the 2016 Equity Incentive Plan, as amended from time to time, and the 2007 Omnibus Equity and Incentive Plan, as amended from time to time (the “Parent Stock Plans”), and except as set forth on Section 3.6(c) of the Parent Disclosure Schedule, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Section A of the Parent Disclosure Schedule lists each outstanding Parent Option, setting forth the name of each holder, the number of shares subject to each such grant, the exercise price and the period during which each such Parent Option may be exercised after the cessation of “continuous service” (as defined in the Parent Stock Plans) except in the event of death or disability. As of the date of this Agreement, 7,452,999 shares have been reserved for issuance upon exercise of Parent Options granted under the Parent Stock Plans that are outstanding as of the date of this Agreement, no Parent RSUs are outstanding as of the date of this Agreement and 3,031,747 shares remain available for future issuance pursuant to the Parent Stock Plans.

(d)     Except for the Parent Stock Plans, including the Parent Options and the Parent RSUs, and as otherwise set forth on Section 3.6(d) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries.

(e)     All outstanding shares of Parent Common Stock, Parent Options and other securities of Parent have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

3.7.     SEC Filings; Financial Statements.

(a)     Parent has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2016 (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. All material statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

32

(b)     The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.

(c)     Parent is in compliance in all material respects with the applicable current listing and governance rules and regulations of NASDAQ.

(d)     Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of June 30, 2017, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

33

(e)     Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.8.     Absence of Undisclosed Liabilities. As of the date hereof, Parent does not have any Liability, individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) Liabilities that have been incurred by Parent since the date of the Parent Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of Parent under Parent Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Parent; and (f) Liabilities described in Section 3.8 of the Parent Disclosure Schedule.

3.9.     Absence of Changes. Except as set forth on Section 3.9 of the Parent Disclosure Schedule, between the Parent Balance Sheet Date and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto or to other similar transactions) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.10.     Real Property; Leasehold. Parent does not own any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent, and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. Parent’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and Parent has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances. Parent has not received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

3.11.     Title to Assets. Parent owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Parent Balance Sheet; and (b) all other assets reflected in the books and records of the Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent free and clear of any Encumbrances, other than Permitted Encumbrances.

34

3.12.     Intellectual Property.

(a)     Parent owns, or has the legal and valid right to use, as currently being used by Parent, all Parent IP Rights, and with respect to Parent IP Rights that are owned by Parent, has the right to bring actions for the infringement of such Parent IP Rights, in each case except for any failure to own, have such rights to use, or have such rights to bring actions for infringement that would not reasonably be expected to be material to Parent or its business.

(b)     Section 3.12(b) of the Parent Disclosure Schedule sets forth an accurate, true and complete listing of all Parent Registered IP, and, specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), jurisdiction of application and/or registration, the application and/or registration number, the date of application and/or registration, and the status of application and/or registration. Each item of Parent IP Rights that is Parent Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Parent Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to be material to the Parent or its business.

(c)     Section 3.12(c) of the Parent Disclosure Schedule accurately identifies (i) all Parent Contracts pursuant to which Parent IP Rights are licensed to Parent (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into or material to the development, manufacturing, or distribution of any of the Parent’s products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to Parent are exclusive or non-exclusive. For purposes of greater certainty, the term “license” in this Section 3.12(c) and in Section 3.12(d) includes any license, sublicense, covenant, non-assert, consent, release or waiver.

(d)     Section 3.12(d) of the Parent Disclosure Schedule accurately identifies each Parent Contract pursuant to which Parent has granted any license under, or any right (whether or not currently exercisable) or interest in, any Parent IP Rights owned by Parent to any Person (other than any Parent IP Rights non-exclusively licensed to (A) customers in the Ordinary Course of Business, and (B) suppliers or service providers for the sole purpose of enabling such suppliers or service providers to provide products and services for Parent’s benefit).

35

(e)     Except as set forth in Section 3.12(e) of the Parent Disclosure Schedule, Parent is not bound by, and no Parent IP Rights owned by Parent are subject to, any Parent Contract, or, with respect to Parent IP Rights licensed to Parent, to the Knowledge of Parent, containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation, that in any way limits or restricts the ability of Parent to use, exploit, assert, enforce, sell, transfer or dispose of any such Parent IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of Parent as currently conducted or planned to be conducted.

(f)     Except as identified in Section 3.12(f) of the Parent Disclosure Schedule, Parent is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in Parent IP Rights purported to be owned by Parent, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i)       Each Person who is or was an employee or contractor of Parent and who is or was involved in the creation or development of any material Parent IP Rights purported to be owned by Parent has signed a valid, enforceable agreement containing an assignment of such Parent IP Rights to Parent and confidentiality provisions protecting Trade Secrets and confidential information of Parent.

(ii)      No current or former stockholder, officer, director, or employee of Parent has any claim, right (whether or not currently exercisable), or interest to or in any Parent IP Rights purported to be owned by Parent. To the Knowledge of Parent, no employee of Parent is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Parent or (b) in breach of any Contract with any former employer or other Person concerning Parent IP Rights purported to be owned by Parent or confidentiality provisions protecting Trade Secrets and confidential information comprising Parent IP Rights purported to be owned by Parent.

(iii)     Except as identified in Section 3.12(f)(iii) of the Parent Disclosure Schedule, no Parent IP Rights purported to be owned by Parent or, to the Knowledge of Parent, Parent IP Rights licensed to Parent were developed, in whole or in part (A) pursuant to or in connection with the development of any professional, technical or industry standard, (B) under contract with or using the resources of any Governmental Body, academic institution or other entity that would cause such Parent IP Rights to be owned by or licensed to (in whole or in part) such Governmental Body, academic institution or other entity or (C) under any grants or other funding arrangements with third parties.

(iv)     Parent has taken commercially reasonable steps to protect and maintain the Parent IP Rights, including to preserve the confidentiality of all proprietary information that Parent holds, or purports to hold, as a material Trade Secret. Any disclosure by Parent of material Trade Secrets to any third party has been pursuant to the terms of a written agreement with such Person or is otherwise lawful.

36

(v)     Parent has not assigned, sold or otherwise transferred ownership of, or agreed to assign, sell or otherwise transfer ownership of, any material Parent IP Rights owned or purported to be owned by or exclusively licensed to Parent to any other Person, and there exists no obligation by Parent to assign, sell or otherwise transfer ownership of any material Parent IP Rights to any third party.

(vi)     To the Knowledge of Parent, the Parent IP Rights are valid and enforceable and constitute all Intellectual Property necessary for Parent to conduct its business as currently conducted.

(g)     The manufacture, marketing, license, sale or intended use of any product or technology currently licensed, sold or developed by Parent does not violate any license or agreement between Parent and any third party, and does not infringe or misappropriate any Intellectual Property right of any third party as of the date hereof, which infringement or misappropriation would reasonably be expected to be material to Parent or its business. To the Knowledge of Parent, no third party is infringing upon any Parent IP Rights or violating any license or agreement between Parent and such third party, and Parent has not sent any written communication to or asserted or threatened in writing any action or claim against any Person involving or relating to the infringement or misappropriation of any Parent IP Rights.

(h)     There is no current or pending Legal Proceeding (including any opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Parent IP Rights owned by Parent or any of Parent’s products or technologies, or, to the Knowledge of Parent, any Parent IP Rights licensed to Parent. Parent has not received any written notice asserting or suggesting that any such Parent IP Rights, or Parent’s right to use, sell, license or dispose of any such Parent IP Rights or products or technologies conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(i)     Except as set forth in the Contracts listed on Section 3.12(i) of the Parent Disclosure Schedule, Parent has not ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

3.13.     Agreements, Contracts and Commitments. Section 3.13 of the Parent Disclosure Schedule identifies each Parent Contract that is in effect as of the date of this Agreement (other than any Parent Benefit Plan) and is:

(a)     a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(b)     each Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

37

(c)     each Contract containing (A) any covenant limiting the freedom of Parent to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(d)     each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;

(e)     each Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(f)     each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;

(g)     each Contract requiring payment by or to Parent after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Parent or any Contract to sell, distribute or commercialize any products or service of Parent, in each case, except for Contracts entered into in the Ordinary Course of Business;

(h)     each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions;

(i)     each Parent Real Estate Lease;

(j)     each Contract with any Governmental Body;

(k)     each Contract required to be listed on Section 3.12(c) or Section 3.12(d) of the Parent Disclosure Schedule;

(l)     each Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent; or

(m)     any other Contract that is not terminable at will (with no penalty or payment) by Parent and (A) which involves payment or receipt by Parent after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate, or (B) that is material to the business or operations of Parent.

38

Parent has delivered or made available to the Company accurate and complete copies of all Contracts to which Parent is a party or by which it is bound of the type described in the foregoing clauses (a)-(m) (any such Contract, a “Parent Material Contract”). There are no Parent Material Contracts that are not in written form. Parent has not nor, to Parent’s Knowledge, as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received written notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to Parent or its business. As to Parent, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

3.14.     Compliance; Permits.

(a)     Parent is, and since January 1, 2013 has been, in compliance in all material respects with all applicable Laws, including the FDCA, the FDA regulations adopted thereunder, the Controlled Substance Act and any other similar Law administered or promulgated by the FDA or other comparable Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened in writing against Parent. There is no agreement, judgment, injunction, order or decree binding upon Parent which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of material property by Parent or the conduct of business by Parent as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)     Parent hold all required Governmental Authorizations which are material to the operation of the business of Parent as currently conducted (the “Parent Permits”). Section 3.14(b) of the Parent Disclosure Schedule identifies each Parent Permit. Parent is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit.

(c)     There are no proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged material violation by Parent of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.

39

(d)     Parent holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary or material to the conduct of the business of Parent as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (collectively, the “Parent Products”) (collectively, the “Parent Regulatory Permits”) and no such Parent Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. Parent is in compliance in all material respects with the Parent Regulatory Permits and has not received any written notice or other written communication, or to the Knowledge of the Parent, any other communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Parent Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Parent Regulatory Permit. Except for the information and files identified in Section 3.14(d) of the Parent Disclosure Schedule, Parent has made available to the Company all information requested by the Company in Parent’s possession or control relating to the Parent Products and the development, clinical testing, manufacturing, importation and exportation of the Parent Products, including complete copies of the following (to the extent there are any): (x) copies of all investigational new drug applications (INDs) submitted to the FDA, and all supplements to and amendments of such INDs; new drug applications; adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar notices, letters, filings, correspondence and meeting minutes with any other Governmental Body. Parent has complied in all material respects with the ICH E9 Guidance for Industry: Statistical Principles for Clinical Trials in the management of the clinical data that have been presented by Parent. To the Knowledge of Parent, there are no facts that would be reasonably likely to result in any warning, untitled or notice of violation letter or Form FDA-483 to Parent or any manufacturer of any Parent Products from the FDA. Parent is not aware of any studies, tests or trials the results of which Parent believes reasonably call into question (i) the study, test or trial results of any Parent Products, (ii) the efficacy or safety of any Parent Products or (iii) any of Parent’s filings with any Governmental Body.

(e)     All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent, or in which Parent or its current products or product candidates, including the Parent Products, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of Parent has been terminated or suspended prior to completion for safety or non-compliance reasons. Since January 1, 2013, Parent has not received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Parent threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or in which Parent or its current products or product candidates, including the Parent Products, have participated.

(f)     Parent is not the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Parent, Parent has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Parent or any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its respective officers, employees or agents.

40

(g)     Parent has complied with all applicable Laws relating to patient, medical or individual health information, including HIPAA, including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time.  As applicable, Parent has created and maintained written policies and procedures to protect the privacy of all protected health information, provided training to employees and agents where required under HIPAA, and have implemented security procedures, including physical, technical and administrative safeguards, to protect personal information and Protected Health Information stored or transmitted in electronic form.  Parent has not received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information.  No successful Security Incident, Breach of Unsecured Protected Health Information or breach of personally identifiable information under applicable state or federal laws have occurred with respect to information maintained or transmitted to Parent or an agent or third party subject to a Business Associate Agreement with Parent.   All capitalized terms in this Section 3.14(g) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

3.15.     Legal Proceedings; Orders.

(a)     As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any Parent Associate (in his or her capacity as such) or (C) any of the material assets owned or used by Parent; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)     Except as set forth in Section 3.15(b) of the Parent Disclosure Schedule, since January 1, 2013, no Legal Proceeding has been pending against Parent that resulted in material liability to Parent.

41

(c)     There is no order, writ, injunction, judgment or decree to which Parent, or any of the material assets owned or used by Parent, is subject. To the Knowledge of Parent, no officer or other Key Employee of Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.

3.16.     Tax Matters.

(a)     Parent has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No claim has ever been made by any Governmental Body in any jurisdiction where Parent does not file a particular Tax Return or pay a particular Tax that Parent is subject to taxation by that jurisdiction.

(b)     All income and other material Taxes due and owing by Parent on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. Since the Parent Balance Sheet Date, Parent has not incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c)     All Taxes that Parent is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d)     There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on the Parent Balance Sheet) upon any of the assets of Parent.

(e)     No deficiencies for income or other material Taxes with respect to Parent have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of Parent, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent. Neither Parent nor any of its predecessors has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f)     Parent has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g)     Parent is not a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

42

(h)     Parent will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) (or any similar provision of state, local or foreign Law).

(i)     Parent has never been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent). Parent has no Liability for any material Taxes of any Person (other than Parent and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(j)     Parent has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state or local Law).

(k)     Parent has never had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States.

(l)     Parent has not participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

For purposes of this Section 3.16, each reference to Parent shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent.

3.17.     Employee and Labor Matters; Benefit Plans.

(a)     Section 3.17(a) of the Parent Disclosure Schedule is a list of all material Parent Benefit Plans, including, without limitation, each Parent Benefit Plan that provides for retirement, change in control, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Parent Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by Parent or Parent ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of Parent or under which Parent has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).

43

(b)     As applicable with respect to each material Parent Benefit Plan, Parent has made available to the Company, true and complete copies of (i) each material Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten material Parent Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations, “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code and (viii) all policies and procedures established to comply with the privacy and security rules of HIPAA.

(c)     Each Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

(d)     The Parent Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of Parent, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Parent Benefit Plan or the tax exempt status of the related trust.

(e)     Neither Parent or any Parent ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f)     There are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to the Knowledge of Parent, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to Parent.

44

(g)     Neither Parent or any Parent ERISA Affiliates, nor to the Knowledge of Parent, any fiduciary, trustee or administrator of any Parent Benefit Plan, has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction with respect to any Parent Benefit Plan which would subject any such Parent Benefit Plan, Parent or Parent ERISA Affiliates to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h)     No Parent Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither Parent or any Parent ERISA Affiliates has made a written or oral representation promising the same.

(i)     Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of Parent, (ii) increase any amount of compensation or benefits otherwise payable under any Parent Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan.

(j)     Neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k)     The exercise price of each Parent Option is not and never has been less than the fair market value of one share of Parent Common Stock as of the grant date of such Parent Option.

(l)     No current or former employee, officer, director or independent contractor of Parent has any “gross up” agreements or other assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999.

(m)    Parent is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent, including through the filing of a petition for representation election.

45

(n)     Parent is, and since January 1, 2013 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent, with respect to employees of Parent, Parent, since January 1, 2013: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of Parent, threatened or reasonably anticipated against Parent relating to any employee, applicant for employment, consultant, employment agreement or Parent Benefit Plan (other than routine claims for benefits).

(o)     Except as would not be reasonably likely to result in a material liability to Parent, with respect to each individual who currently renders services to Parent, Parent has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Parent has no material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(p)     There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity, against Parent. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity.

(q)     There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of Parent, threatened in writing against Parent relating to labor, employment, employment practices, or terms and conditions of employment.

(r)     There is no contract, agreement, plan or arrangement to which the Parent or any Parent Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.

(s)     As of the date hereof, no Key Employee has submitted his or her resignation or, to the Knowledge of Parent, intends to resign.

46

3.18.     Environmental Matters. Parent is and since January 1, 2013 has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to Parent or its business. Parent has not received since January 1, 2013 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that Parent is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of Parent, there are no circumstances that would reasonably be expected to prevent or interfere with Parent’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to Parent or its business. No current or (during the time a prior property was leased or controlled by Parent) prior property leased or controlled by Parent has had a release of or exposure to Hazardous Substances in material violation of or as would reasonably be expected to result in any material liability of Parent pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of Contemplated Transactions. Prior to the date hereof, Parent has provided or otherwise made available to the Company true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of Parent with respect to any property leased or controlled by Parent or any business operated by it.

3.19.     Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s last proxy statement filed in 2016 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K.

3.20.     Insurance. Parent has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent. Each of such insurance policies is in full force and effect and Parent is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2013, Parent has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent for which Parent has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or to the Knowledge of the Parent, informed Parent of its intent to do so.

3.21.     No Financial Advisors. Except as set forth on Section 3.21 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

47

3.22.     Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.23.     Opinion of Financial Advisor. The Parent Board has received an opinion of Stifel, Nicolaus & Company, Incorporated to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be paid by Parent is fair, from a financial point of view, to Parent.

3.24.     No Other Representations or Warranties; Disclaimer of Other Representations and Warranties. Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) the Company is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger and any such other representations or warranties are hereby expressly disclaimed, and none of Parent, Merger Sub or their respective Representatives is relying on any representation or warranty of the Company except for those expressly set forth in this Agreement, (b) no Person has been authorized by the Company to make any representation or warranty relating to the Company or its business, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by the Company, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

Section 4.     CERTAIN COVENANTS OF THE PARTIES

4.1.     Operation of Parent’s Business.

(a)     Except as set forth on Section 4.1(a) of the Parent Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): Parent shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Laws and the requirements of all Contracts that constitute Parent Material Contracts.

(b)     Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not:

48

(i)     declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under any Parent Stock Plan);

(ii)     sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent (except for Parent Common Stock issued upon the valid exercise or settlement of outstanding Parent Options or Parent RSUs); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent;

(iii)     except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv)     form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v)      (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of the budgeted capital expenditure and commitment amounts set forth in the Parent operating budget delivered to the Company concurrently with the execution of this Agreement (the “Parent Budget”);

(vi)     other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement (including any retention arrangement entered into prior to the date of this Agreement and disclosed in Section 3.17(a) of the Parent Disclosure Schedule): (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause or permit any Parent Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, terminate or give notice of termination to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $125,000 per year;

49

(vii)     recognize any labor union, labor organization, or similar Person;

(viii)    enter into any material transaction other than in the Ordinary Course of Business;

(ix)      acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(x)       make, change or revoke any Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than in connection with any extension of time to file any Tax Return), or adopt or change any accounting method in respect of Taxes;

(xi)      enter into, materially amend or terminate any Parent Material Contract;

(xii)    except as otherwise set forth in the Parent Budget, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, in amounts that exceed the aggregate amount of the Parent Budget by $300,000;

(xiii)   other than as required by Law or GAAP, take any action to materially change its accounting policies or procedures; or

(xiv)   agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2.     Operation of the Company’s Business.

(a)     Except as set forth on Section 4.2(a) of the Company Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: each of the Company and its Subsidiaries shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.

(b)     Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

50

(i)      declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii)     sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options that are outstanding as of immediately prior to the date of this Agreement); provided, however, that the Company may sell up to $25 million in the aggregate of capital stock or other securities of the Company in a bona fide equity financing with a third party (it being agreed that any such stock issuance shall increase the Company Valuation by an amount equal to 60% of the aggregate amount of such equity financing and the Parent Valuation by an amount equal to 40% of the aggregate amount of such equity financing); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iii)     except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv)     form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v)      (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of the budgeted capital expenditure and commitment amounts set forth in the Company operating budget delivered to Parent concurrently with the execution of this Agreement (the “Company Budget”);

(vi)     other than as required by applicable Law or the terms of any Benefit Plan as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Benefit Plan; (B) cause or permit any Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, terminate or give notice of termination to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $125,000 per year;

51

(vii)    recognize any labor union, labor organization, or similar Person;

(viii)   enter into any material transaction other than in the Ordinary Course of Business;

(ix)     acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(x)      sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xi)     make, change or revoke any Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than in connection with any extension of time to file any Tax Return), or adopt or change any accounting method in respect of Taxes;

(xii)     enter into, materially amend or terminate any Company Material Contract;

(xiii)    except as otherwise set forth in the Company Budget, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, in amounts that exceed the aggregate amount of the Company Budget by $300,000;

(xiv)    other than as required by Law or GAAP, take any action to materially change its accounting policies or procedures; or

(xv)     agree, resolve or commit to do any of the foregoing.

(c)     Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

52

4.3.     Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate and; (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.4.     Parent Non-Solicitation.

(a)     Parent agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent may furnish non-public information regarding Parent and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Parent nor any of its Representatives shall have breached this Section 4.4 in any material respect, (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) Parent receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to Parent as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

53

(b)     If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than one Business Day after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c)     Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of Parent or any of its Subsidiaries provided to such Person.

4.5.     Company Non-Solicitation.

(a)     The Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing. Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.

54

(b)     If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c)     The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of the Company or any of its Subsidiaries provided to such Person.

4.6.     Notification of Certain Matters.

(a)     During the Pre-Closing Period, the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against or involving or otherwise affecting the Company or its Subsidiaries is commenced, or, to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries or, to the Knowledge of the Company, any director, officer or Key Employee of the Company or its Subsidiaries; (c) the Company becomes aware of any material inaccuracy in any representation or warranty made by it in this Agreement; or (d) the failure of the Company to comply in any material respect with any covenant or obligation of the Company; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company or any of its Subsidiaries contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6, 7 and 8, as applicable.

(b)     During the Pre-Closing Period, Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against or involving or otherwise affecting Parent or its Subsidiaries is commenced, or, to the Knowledge of Parent, threatened in writing against Parent or its Subsidiaries or, to the Knowledge of Parent, any director, officer or Key Employee of Parent or its Subsidiaries; (c) Parent becomes aware of any material inaccuracy in any representation or warranty made by it in this Agreement; or (d) the failure of Parent to comply in any material respect with any covenant or obligation of Parent; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or any of its Subsidiaries contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6, 7 and 8, as applicable.

55

4.7.     Code Section 280G Approval. The Company shall, no later than five (5) Business Days prior to the Closing Date, (a) use commercially reasonable efforts to secure from each “disqualified individual” (within the meaning of Code Section 280G) of the Company or any of its Subsidiaries or parent companies who has a right to any payments and/or benefits or potential right to any payments and/or benefits under any Benefit Plan or otherwise that are “contingent” (within the meaning of Code Section 280G) on the Contemplated Transactions and that would be deemed to constitute “parachute payments” (within the meaning of Code Section 280G) a waiver, subject to the approval described in clause (b), of such Person’s rights to all of such parachute payments (the “Waived 280G Benefits”) and (b) solicit the approval of the stockholders of the Company, to the extent and in the manner required under Code Section 280G(b)(5)(B) and the regulations promulgated thereunder, of any Waived 280G Benefits. Not less than five (5) Business Days prior to distribution of any materials to stockholders or “disqualified individuals” (within the meaning of Code Section 280G) in connection with the waiver and vote described in this Section 4.7, the Company shall provide Parent for its review and comment a copy of all such materials and a copy of its Code Section 280G calculations and shall accept all of Parent’s reasonable comments to such documents. Prior to the Closing Date, the Company shall deliver to Parent evidence that a vote of the Company’s stockholders was solicited in accordance with the foregoing provisions of this Section 4.7 and that either (i) the requisite number of stockholder votes was obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (ii) that the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits have not been and shall not be made or provided.

Section 5.     ADDITIONAL AGREEMENTS OF THE PARTIES

5.1.     Registration Statement; Proxy Statement.

(a)     As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Parent shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus. Parent covenants and agrees that the Proxy Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Parent further covenants to use reasonable best efforts to keep the Registration Statement effective for so long as necessary to complete the Merger. Prior to the Registration Statement being declared effective, (1) Parent shall use its reasonable best efforts to execute and deliver to Cooley LLP (“Cooley”) and to Dechert LLP (“Dechert”) the applicable “Tax Representation Letter” referenced in Section 5.12(c); and (2) the Company shall use its reasonable best efforts to execute and deliver to Cooley and to Dechert the applicable “Tax Representation Letter” referenced in Section 5.12(c). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, (x) Parent shall use its commercially reasonable efforts to cause Dechert to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (y) the Company shall use its commercially reasonable efforts to cause Cooley to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.1(a). The Company covenants and agrees that the information provided by the Company or its Subsidiaries to Parent for inclusion in the Proxy Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or its Subsidiaries or any of their Representatives specifically for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Proxy Statement, prior to the filing thereof with the SEC. Parent shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Parent stockholders.

56

(b)     The Company shall reasonably cooperate with Parent and provide, and require its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company or its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no more than two Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

5.2.     Company Stockholder Written Consent.

(a)     Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than three Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b)     Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(b) shall be subject to Parent’s advance review and reasonable approval.

(c)     The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

57

(d)     The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal.

5.3.     Parent Stockholders’ Meeting.

(a)     Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote to approve (i) the issuance of the shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (ii) the Reverse Split (the “Parent Stockholder Matters” and such meeting, the “Parent Stockholders’ Meeting”). The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event within forty five (45) days after the Registration Statement is declared effective under the Securities Act (other than to the extent that the Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement, in which case such forty five (45) day period shall be tolled for the earlier of forty five (45) days or so long as such stop order remains in effect or proceeding or threatened proceeding remains pending. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments.

(b)     Parent agrees that, subject to Section 5.3(c): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters, (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).

58

(c)     Notwithstanding anything to the contrary contained in Section 5.3(b), and subject to compliance with Section 4.4 and Section 5.3 (including Section 5.3(e)), if at any time prior to the approval of Parent Stockholder Matters by the Required Parent Stockholder Vote, Parent receives a bona fide written Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period (as defined below), negotiate with the Company in good faith (if the Company so desires) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after the Company shall have delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four Business Days in advance of such Parent Board Adverse Recommendation Change, (the “Parent Notice Period”), which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer, Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended.

(d)     Other than in connection with a bona fide written Superior Offer (which shall be subject to Section 5.3(c)), the Parent Board may make a Parent Board Adverse Recommendation Change in response to a Parent Change in Circumstance, if and only if: (A) the Parent Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so is reasonably likely to be inconsistent with its fiduciary duties under applicable Law; (B) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four Business Days in advance of the Parent Board Adverse Recommendation Change (the “Parent Change in Circumstance Notice”); and (C) (1) Parent shall have specified the Parent Change in Circumstance in reasonable detail, (2) Parent shall have given the Company four Business Days after the Parent Change in Circumstance Notice to propose revisions to the terms of this Agreement or make another proposal so that such Parent Change in Circumstance would no longer necessitate a Parent Board Adverse Recommendation Change, and shall have negotiated in good faith with the Company (if the Company so desires) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that the failure to make the Parent Board Adverse Recommendation Change in response to such Parent Change in Circumstance is reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

59

(e)     Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Parent Board Recommendation.

(f)     Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to the Parent stockholders; provided however, that in the case of the foregoing clause (iii) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would be reasonably likely to be inconsistent with applicable Law, including its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a change of the Parent Board Recommendation unless the Parent Board expressly publicly reaffirms the Parent Board Recommendation (i) in such communication or (ii) within three Business Days after being requested in writing to do so by the Company.

5.4.     Regulatory Approvals.

(a)     Each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

(b)     Parent and the Company shall confer on or prior to 30 days after the date of this Agreement, or on such later date as mutually agreed by Parent and the Company (the “Filing Determination Date”), to determine whether notification under the HSR Act by the Parent and any shareholder of the Company is required or advisable (a “Shareholder HSR Filing”). If either Parent or the Company reasonably determines in good faith that such notification is required or advisable, the Company shall notify the shareholder, pursuant to the terms of the Support Agreement, that such notification is required, and Parent shall use its reasonable best efforts to obtain expiration or termination of all waiting periods under the HSR Act with respect to the Contemplated Transactions as promptly as reasonably practicable, and shall make, or cause to be made, all filings required under the HSR Act (which filings shall request early termination of the waiting period under the HSR Act) with respect to the Contemplated Transactions no later than ten (10) Business Days after the Filing Determination Date. Parent agrees to furnish promptly to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) additional information reasonably requested in connection with such Shareholder HSR Filing. Parent and the Company shall cooperate with each other and any Company shareholder in connection with any such filing or investigation relating thereto, including sharing drafts of documents before filing and considering in good faith all reasonable additions, deletions or changes suggested in connection therewith, including with respect to any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals. Parent shall furnish the Company copies of any correspondence, communication, or filing, and Parent shall not independently participate in any meeting with the FTC or the Antitrust Division in respect of any such filing or investigation without giving the Company notice and, to the extent permitted by such governmental authority, the opportunity to attend and/or participate. Parent may, as it deems advisable, designate any confidential or competitively sensitive material provided to the Company under this Section 5.4 as “outside counsel only” in which case such materials and information contained therein shall be given only to the outside legal counsel of the Company and will not be disclosed by such outside counsel to employees, officers, or directors, unless express written permission is obtained in advance from the source of the materials.

60

5.5.     Company Options.

(a)     At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, shall be assumed by Parent and converted into an option to purchase Parent Common Stock, and Parent shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which each such Company Option is evidenced (but with changes to such documents as Parent in good faith determines are appropriate to reflect the assumption of the Company Options by Parent). All rights with respect to Company Common Stock under Company Options assumed by Parent (each, an “Assumed Option”) shall thereupon be converted into rights with respect to Parent Common Stock in accordance with this Section 5.5(a). Accordingly, from and after the Effective Time: (i) each Assumed Option may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Assumed Option shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Assumed Option shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Assumed Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, that: (A) Parent may amend the terms of the Company Options and the Company Plan to reflect Parent’s substitution of the Company Options with options to purchase Parent Common Stock (such as by making any change in control or similar definition relate to Parent and having any provision that provides for the adjustment of Company Options upon the occurrence of certain corporate events relate to corporate events that relate to Parent and/or Parent Common Stock); and (B) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Assumed Option.

61

(b)     Parent shall file with the SEC, promptly, but no later than thirty (30) days after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to Company Options assumed by Parent in accordance with Section 5.5(a).

(c)     Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plan and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.5.

5.6.     Parent Options. Prior to the Closing, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each unexpired and unexercised Parent Option, whether vested or unvested, shall be accelerated in full effective as of immediately prior to the Effective Time, with each unexercised Parent Option remaining outstanding immediately after the Effective Time in accordance with its terms.

5.7.     Employee Benefits. For purposes of vesting, eligibility to participate, and level of benefits under the benefit plans, programs, contracts or arrangements of Parent or any of its Subsidiaries (including, following the Closing, the Company and its Subsidiaries) providing benefits to any Continuing Employee after the Closing (the “Post-Closing Plans”) each employee who continues to be employed by Parent, the Company or any of their respective Subsidiaries immediately following the Closing (“Continuing Employees”) shall be credited with his or her years of service(s) with the Parent, the Company or any of their respective Subsidiaries and their respective predecessors; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical and/or vision benefits to a Continuing Employee, Parent shall cause all pre-existing condition exclusions and actively at work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents to the extent and unless such conditions would have been waived or satisfied under the employee benefit plan whose coverage is being replaced under the Post-Closing Plan, and Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of such plan year in which coverage is replaced with coverage under a Post-Closing Plan to be taken into account under such Post-Closing Plan with respect to the plan year in which participation in such Post-Closing Plan begins for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year as if such amounts had been paid in accordance with such Post-Closing Plan.

(b)     Parent and the Company shall cause the Company and Parent to comply with the terms of any employment, severance, retention, change of control or similar agreement specified on Section 2.17(b) of the Company Disclosure Schedule and Section 2.17(b) of the Parent Disclosure Schedule, subject to the provisions of such agreements.

62

5.8.     Indemnification of Officers and Directors.

(a)     From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b)     The provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c)     From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d)     From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” (the cost of which shall be a Company Transaction Expense) for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time.

63

(e)     From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.8 in connection with their successful enforcement of the rights provided to such persons in this Section 5.8.

(f)     The provisions of this Section 5.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g)     In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.8. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.8.

5.9.     Additional Agreements. The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party to this Agreement: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

5.10.     Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such disclosure is requested by a Governmental Body or such Party shall have determined in good faith that such disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service and, to the extent practicable, before such press release or disclosure is issued or made, such Party shall have used commercially reasonable efforts to advise the other Party of, and consult with the other Party regarding, the text of such press release or disclosure; provided, however, that Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 5.10. Notwithstanding the foregoing, the initial press release regarding the Contemplated Transactions may be issued by Parent and such press release and the Current Report on Form 8-K to be filed by Parent in connection with the initial announcement of this Agreement and the Contemplated Transactions shall not be subject to this Section 5.10.

64

5.11.     Listing. Parent shall use its commercially reasonable efforts, (a) to the extent required by the rules and regulations of NASDAQ, to prepare and submit to NASDAQ a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); and (b) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on NASDAQ (the “NASDAQ Listing Application”) and to cause such NASDAQ Listing Application to be conditionally approved prior to the Effective Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with NASDAQ rules and regulations. The Company agrees to pay all NASDAQ fees associated with the NASDAQ Listing Application (the cost of which shall be a Company Transaction Expense). The Company will cooperate with Parent as reasonably requested by Parent with respect to the NASDAQ Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.11.

5.12.     Tax Matters.

(a)     For United States federal income Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which the Parent, Merger Sub and the Company are parties under Section 368(b) of the Code. The Parties shall treat and shall not take any tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)     The Parties shall use their respective reasonable best efforts to cause the Merger to qualify, and agree not to take any action or permit or cause any affiliate or any Subsidiary to take any action which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment.

(c)     Parent shall use commercially reasonable efforts to deliver to Dechert and Cooley a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Parent, containing representations of Parent, and Merger Sub, and the Company shall use commercially reasonable efforts to deliver to Dechert and Cooley a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of the Company, containing representations of the Company, in each case as shall be necessary or appropriate to enable Cooley to render the opinion described in Section 5.12(e) of this Agreement and Dechert to render the opinion described in Section 5.12(d) of this Agreement.

65

(d)     Parent shall use reasonable best efforts to obtain an opinion of Dechert, to the effect that the Merger shall qualify for the Intended Tax Treatment, dated as of the Closing and also dated as of any earlier date as may be required by the SEC in connection with the effectiveness of the Registration Statement. In rendering such opinion, Dechert may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in the Tax Representation Letters described in Section 5.12(c) of this Agreement.

(e)     The Company shall use reasonable best efforts to obtain an opinion of Cooley to the effect that the Merger shall qualify for the Intended Tax Treatment, dated as of the Closing and also dated as of any earlier date as may be required by the SEC in connection with the effectiveness of the Registration Statement. In rendering such opinion, Cooley may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including the Tax Representation Letters described in Section 5.12(c) of this Agreement.

5.13.     Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Common Stock to be received in the Merger by equity holders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

5.14.     Directors and Officers. The Parties shall use reasonable best efforts and take all necessary action so that immediately after the Effective Time, (a) the Parent Board is comprised of seven (7) members, with three (3) such members designated by Parent (all of which Parent designees must satisfy NASDAQ’s independence requirements and at least two (2) of such Parent designees must also satisfy NASDAQ’s independence and financial sophistication requirements for audit committee members) and four (4) such members designated by the Company, and (b) the Persons listed in Exhibit D under the heading “Officers” are elected or appointed, as applicable, to the positions of officers of Parent and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law. If any Person listed in Exhibit D is unable or unwilling to serve as an officer of Parent or the Surviving Corporation, as set forth therein, as of the Effective Time, the Parties shall mutually agree upon a successor. The Persons listed in Exhibit D under the heading “Board Designees – Parent” shall be Parent’s designees pursuant to clause (a) of this Section 5.14 (which list shall be delivered to the Company prior to the date the Registration Statement is first filed with the SEC, shall be reasonably acceptable to the Company and which list may not be changed by Parent at any time prior to the Closing without prior written notice to the Company to include different board designees who are reasonably acceptable to the Company and who, in any case, shall satisfy the requirements of clause (a) of this Section 5.14) (the “Parent Designees”). The Persons listed in Exhibit D under the heading “Board Designees – Company” shall be the Company’s designees pursuant to clause (a) of this Section 5.14 (which list may be changed by the Company at any time prior to the Closing by written notice to Parent to include different board designees who are reasonably acceptable to Parent).

66

5.15.     Termination of Certain Agreements and Rights. The Company shall cause any Investor Agreements to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

5.16.     Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. At least thirty (30) days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger, and (b) the number of other derivative securities (if any) with respect to Company Capital Stock owned by such individual and expected to be converted into shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

5.17.     Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.

5.18.     Allocation Certificate. The Company will prepare and deliver to Parent at least ten Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Capital Stock or Company Options, (b) such holder’s name and address; (c) the number and type of Company Capital Stock held and/or underlying the Company Options as of the Closing Date for each such holder; and (c) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Option to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

5.19.     Company Financial Statements. As promptly as reasonably practicable following the date of this Agreement, the Company will furnish to Parent (i) audited financial statements for the fiscal years ended 2014, 2015 and 2016, for inclusion in the Proxy Statement and the Registration Statement (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis with the Company’s past practice during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

67

5.20.     Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.21.     Stockholder Litigation. Parent shall conduct and control the settlement and defense of any stockholder litigation against Parent or any of its directors relating to this Agreement or the Contemplated Transactions; provided that any settlement or other resolution of any such stockholder litigation agreed to by Parent after the Closing shall be approved in advance by a majority of the Parent Designees for so long as any Parent Designees are still members of the Parent Board. Without limiting the foregoing, prior to the Closing, Parent shall give the Company the opportunity to consult with Parent in connection with the defense and settlement of any such stockholder litigation, and Parent shall keep the Company reasonably apprised of any material developments in connection with any such stockholder litigation.

5.22.     Calculation of Cash; Adjustment to Company and Parent Valuations.

(a)     Section 5.22(a) of the Company Disclosure Schedule sets forth the Company’s good faith estimate of Company Cash and the components thereof, calculated as if the Closing occurs on December 31, 2017. The Parties agree that Company Cash, including for purposes of the Company Cash Schedule, will be calculated based on the same assumptions and methodologies used in preparing Section 5.22(a) of the Company Disclosure Schedule.

(b)     On or prior to the Determination Date, the Company shall deliver the Company Cash Schedule to Parent. Upon the reasonable request of Parent, the Company shall make the work papers and back-up materials used or useful in preparing the Company Cash Schedule available to Parent.

(c)     Section 5.22(c) of the Parent Disclosure Schedule sets forth Parent’s good faith estimate of Parent Cash and the components thereof, calculated as if the Closing occurs on December 31, 2017. The Parties agree that Parent Cash, including for purposes of the Parent Cash Schedule, will be calculated based on the same assumptions and methodologies used in preparing Section 5.22(c) of the Parent Disclosure Schedule.

68

(d)     On or prior to the Determination Date, Parent shall deliver the Parent Cash Schedule to the Company. Upon the reasonable request of the Company, Parent shall make the work papers and back-up materials used or useful in preparing the Parent Cash Schedule available to the Company.

(e)     Following the final determination of Company Cash in accordance with this Section 5.22, the Company Valuation shall be adjusted as follows: (x) if Company Cash is within the Company Collar Range, no adjustment to the Company Valuation shall be made; (y) if there is a Company Excess Amount, the Company Valuation shall be increased dollar-for-dollar by the Company Excess Amount; and (z) if there is a Company Deficiency Amount, the Company Valuation shall be decreased dollar-for-dollar by the Company Deficiency Amount.

(f)     Following the final determination of Parent Cash in accordance with this Section 5.22, the Parent Valuation shall be adjusted as follows: (x) if Parent Cash is within the Parent Collar Range, no adjustment to the Parent Valuation shall be made; (y) if there is a Parent Excess Amount, the Parent Valuation shall be increased dollar-for-dollar by the Parent Excess Amount; and (z) if there is a Parent Deficiency Amount, the Parent Valuation shall be decreased dollar-for-dollar by the Parent Deficiency Amount.

5.23.     Post-Closing Equity Financing. Except for the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and shares of Parent Common Stock issued upon the valid exercise or settlement of Parent Options, Parent RSUs or Company Options outstanding as of the Closing, Parent shall not consummate an equity financing for shares of its or its Subsidiaries capital stock or other equity securities with any third party for a period of 90 days from and after the Effective Time unless a majority of the Parent Designees (or, in the event there are no Parent Designees then seated on the board of directors of Parent, a majority of Parent directors) shall have approved such equity financing in advance.

5.24.     Reverse Split.

(a)     Parent shall submit to the holders of Parent Common Stock at the Parent Stockholders’ Meeting a proposal to approve and adopt an amendment to the Parent Certificate of Incorporation to authorize the Board of Directors of Parent to effect a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio of between 10 and 20 for 1 as mutually agreed to by Parent and the Company (the “Reverse Split”). Parent shall use commercially reasonable efforts, including engaging a proxy solicitor to solicit from its stockholders proxies in favor of the Reverse Split. Without limiting Parent’s rights pursuant to Section 5.3(a), in the event that (i) the Required Parent Stockholder Merger Vote has been obtained (the date such approval is obtained, the “Merger Approval Date”) and (ii) as of the Merger Approval Date, based on the number of proxies then submitted and not revoked, approval of the Reverse Split only requires Parent to record additional proxies representing 2% or less of the aggregate number of shares of Parent Common Stock needed to obtain the Required Parent Stockholder Reverse Split Vote, Parent shall adjourn the Parent Stockholders’ Meeting with respect to the Reverse Split until the earlier of (x) five (5) calendar days after the Merger Approval Date and (y) the time when Parent has recorded proxies representing a sufficient number of shares of Parent Common Stock to obtain the Required Parent Stockholder Reverse Split Vote, and during such period, Parent shall use commercially reasonable efforts to solicit additional proxies in favor of the Reverse Split.

69

(b)     In the event that Parent or the Parent Common Stock remains subject to delisting from NASDAQ after the Closing, Parent shall timely request a hearing before the NASDAQ hearings panel and use commercially reasonable efforts to take steps necessary to eliminate or resolve each impediment to continued listing of Parent and the Parent Common Stock on NASDAQ, including taking all action necessary under applicable Law to promptly call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote to approve a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio to be determined at the sole discretion of the then Board of Directors, which will allow Parent to satisfy applicable listing rules and regulations of NASDAQ.

Section 6.     CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1.     Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

6.2.     No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.3.     Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Merger Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.

6.4.     No Legal Proceedings. There shall not be any Legal Proceeding initiated by any Governmental Body pending: (a) challenging or seeking to restrain or prohibit the consummation of the Contemplated Transactions; (b) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the Stock of Parent; (c) that would materially and adversely affect the right or ability of Parent or the Company to own the assets or operate the business of Parent or the Company, in each case, in the respective manner such ownership or operations are conducted immediately prior to Closing; or (d) seeking to compel Parent or the Company (or any of their respective Subsidiaries) to dispose of or hold separate any material assets as a result of the Contemplated Transactions.

70

6.5.     HSR Act. All waiting periods (and any extensions thereof) applicable to any Shareholder HSR Filing or any filing by the parties hereto under the HSR Act shall have expired or been terminated.

6.6.     Documents. Each of the documents set forth on Schedule 6.6 shall have been duly executed by the parties thereto and a copy shall have been delivered to each of Parent and the Company.

Section 7.     ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1.     Accuracy of Representations. The Company Fundamental Representations and the representation in Section 2.8(a) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations, the representation in Section 2.8(a) and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

71

7.2.     Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3.     Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(a)     a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2, 7.5 and 7.6 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.18 is true and accurate in all respects as of the Closing Date; and

(b)     a written resignation, in a form reasonably satisfactory to Parent, dated as of the Closing Date and effective as of the Closing, executed by each of the officers and directors of the Company listed in Section 7.3(b) of the Company Disclosure Schedule.

7.4.     FIRPTA Certificate. Parent shall have received from the Company an executed notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h), dated as of the Closing Date, and in form and substance reasonably acceptable to Parent.

7.5.     No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.6.     Termination of Investor Agreements. The Investor Agreements shall have been terminated.

7.7.     Lock-Up Agreements. Parent shall have received a copy of a lock-up agreement in substantially the form attached hereto as Exhibit E (the “Lock-Up Agreement”) duly executed by each of the Company Lock-Up Signatories and each executive officer and director of the Company who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Closing, each of which shall be in full force and effect.

72

Section 8.     ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1.     Accuracy of Representations. The Parent Fundamental Representations and the representation in Section 3.9(a) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations, the representation in Section 3.9(a) and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2.     Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3.     Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a)     a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent confirming that the conditions set forth in Sections 8.1, 8.2, and 8.4 have been duly satisfied; and

(b)     a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by each of the officers and directors of Parent who are not to continue as officers or directors of Parent after the Closing pursuant to Section 5.14 hereof.

8.4.     No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

Section 9.     TERMINATION

9.1.     Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a)     by mutual written consent of Parent and the Company;

73

(b)     by either Parent or the Company if the Contemplated Transactions shall not have been consummated by April 30, 2018 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days by written notice to the other the Party;

(c)     by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d)     by Parent if the Required Company Stockholder Vote shall not have been obtained within three Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);

(e)     by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the issuance of the shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (ii) the issuance of the shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Merger Vote;

(f)     by the Company (at any time prior to the approval of the issuance of the shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement by the Required Parent Stockholder Merger Vote) if a Parent Triggering Event shall have occurred;

(g)     by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

74

(h)     by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(i)     by the Company, at any time, in the event that a Parent Material Adverse Effect shall have occurred;

(j)     by Parent, at any time, in the event that a Company Material Adverse Effect shall have occurred; or

(k)     by Parent, at any time, if (i) Parent has received a Superior Offer, (ii) Parent has complied with its obligations under Section 5.3(c) in order to accept such Superior Offer, (iii) Parent concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) within two Business Days of such termination, Parent pays to the Company the amount contemplated by Section 9.3(c).

9.2.     Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.10, Section 9.3, Section 10 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful or intentional breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3.     Expenses; Termination Fees.

(a)     Except as set forth in this Section 9.3, Section 5.8(d), and Section 5.11, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall also share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC (it being agreed that the cost of which is allocated to the Company pursuant to the foregoing shall be a Company Transaction Expense). It is understood and agreed that all fees and expenses incurred or to be incurred by the Company in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by the Company in cash at or prior to the Closing (and shall be Company Transaction Expenses).

75

(b)     If (i) this Agreement is terminated by the Company pursuant to Section 9.1(f), (ii) an Acquisition Proposal with respect to Parent shall have been publicly announced or disclosed or otherwise communicated to Parent or the Parent Board after the date of this Agreement but prior to the termination of this Agreement and (iii) within twelve months after the date of such termination, Parent enters into a definitive agreement for a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (ii), then Parent shall pay to the Company an amount equal to $1,950,000 (the “Company Termination Fee”) within two Business Days of consummation of such Subsequent Transaction.

(c)     If this Agreement is terminated by Parent pursuant to Section 9.1(k), Parent shall pay to the Company within two Business Days of such termination the Company Termination Fee.

(d)     Any Company Termination Fee due under this Section 9.3 shall be paid by wire transfer of same day funds. If Parent fails to pay when due any amount payable by it under this Section 9.3, then Parent shall (i) reimburse the Company for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred by it in connection with the collection of such overdue amount and the enforcement by the Company of its rights under this Section 9.3, and (ii) pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(e)     The Parties agree that, subject to Section 9.2, payment of the Company Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement, it being understood that in no event shall Parent be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Company Termination Fee (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such amount is payable.

76

Section 10.     MISCELLANEOUS PROVISIONS

10.1.     Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2.     Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company, Merger Sub and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

10.3.     Waiver.

(a)     No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)     No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

77

10.4.     Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5.     Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.

10.6.     Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7.     Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

78

10.8.     Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

Aviragen Therapeutics, Inc.
2500 Northwinds Parkway
Suite 100
Alpharetta, GA 30009
Attention: Joseph Patti, Ph.D.
Facsimile: (678) 221-3344
Email: jpatti@aviragentherapeutics.com

with a copy to (which shall not constitute notice):

Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Attention: David S. Rosenthal, Esq.; Richard A. Goldberg, Esq.
Facsimile: (212) 698-3599
Email: david.rosenthal@dechert.com; richard.goldberg@dechert.com if to the Company:

Vaxart, Inc.
395 Oyster Point Boulevard
South San Francisco, CA 94080
Attention: Wouter Latour
Facsimile: (650) 550-3500
Email: wlatour@vaxart.com

with a copy to (which shall not constitute notice):

Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304
Attention: Craig Menden and John McKenna
Facsimile: 650-644-0160
Email: cmenden@cooley.com; jmckenna@cooley.com

10.9.     Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

79

10.10.     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11.     Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.12.     No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13.     Construction.

(a)     References to “cash,” “dollars” or “$” are to U.S. dollars.

(b)     For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c)     The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

80

(d)     As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e)     The use of the word “or” shall not be exclusive.

(f)     Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(g)     Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.

(h)     The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i)     The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(j)     “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (New York City time) on the date that is two calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(k)     Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(Remainder of page intentionally left blank)

81

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

Aviragen Therapeutics, Inc.

By:	/s/ Joseph M. Patti
Name:	Joseph M. Patti
Title:	President and Chief Executive Officer

AGORA MERGER SUB, INC.

By:	/s/ Joseph M. Patti
Name:	Joseph M. Patti
Title:	President and Chief Executive Officer

Vaxart, Inc.

By:	/s/ Wouter Latour
Name:Wouter Latour
Title:Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

82

EXHIBIT A

CERTAIN DEFINITIONS

a)           For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(a)     any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(b)     any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

“Anticipated Closing Date” means the anticipated Closing Date (as mutually agreed in good faith by Parent and the Company).

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.

“Cash and Cash Equivalents” means all (a) cash and cash equivalents (excluding restricted cash) and (b) marketable securities.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Affiliate” means any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 2.6(a) and (c).

“Company Cash” means the Company’s Cash and Cash Equivalents as of the Anticipated Closing Date, determined in a manner consistent with the manner in which such items were determined for the Company Financials.

“Company Cash Schedule” means a written schedule prepared in accordance with Section 5.22(a) and certified by the Chief Financial Officer of the Company, on behalf of the Company and not in his or her personal capacity, setting forth, in reasonable detail, the Company’s good faith estimate of Company Cash as of the Anticipated Closing Date.

“Company Collar Range” means a range between (and inclusive of) $1,300,000 and $3,300,000; provided that on the first day of each calendar month after December 31, 2017, to the extent the Closing has not occurred on such date, the limits of such range shall be automatically reduced to numbers not less than zero by $900,000 per month, half of which shall reduce the previous limit on the 1st day of the succeeding calendar month and the other half shall reduce the previous limit on the 15th day of the applicable month (for example, if the Closing occurs on January 2, 2018, the limits of the Company Collar Range would be $850,000 and $2,850,000 and if the Closing occurs on January 16, 2018, the limits of the Company Collar Range would be $400,000 and $2,400,000).

“Company Common Stock” means the Common Stock, $0.00001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any of its Subsidiaries or any Company IP Rights owned by the Company or any of its Subsidiaries or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Deficiency Amount” means the amount equal to the minimum amount of the Company Collar Range minus the final Company Cash, as determined in accordance with Section 5.22, but only to the extent such final Company Cash is less than the minimum amount of the Company Collar Range.

“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is treated with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Company Excess Amount” means the amount equal to the final Company Cash, as determined in accordance with Section 5.22, minus the maximum amount of the Company Collar Range, but only to the extent such final Company Cash is more than the maximum amount of the Company Collar Range.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), 2.10 (Title to Assets) and 2.20 (No Financial Advisors).

“Company IP Rights” means all Intellectual Property owned by or licensed to the Company or its Subsidiaries that is necessary for or used in, the business of the Company and its Subsidiaries as presently conducted.

“Company Lock-Up Signatories” means those Persons set forth on Section A of the Company Disclosure Schedule.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business or economic conditions affecting the industry in which the Company and its Subsidiaries operate, (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets or (d) the taking of any action required to be taken by this Agreement; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.

“Company Preferred Stock” means the Company’s Series A Preferred Stock, $0.00001 par value per share; the Company’s Series B Preferred Stock, $0.00001 par value per share (the “Series B Preferred Stock”); and the Company’s Series C Preferred Stock $0.00001 par value per share (the “Series C Preferred Stock”).

“Company Registered IP” means all Company IP Rights that are owned or purported to be owned by, and, in the case of Copyright, exclusively licensed to, the Company or any of its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.

“Company Stockholder Support Agreements” shall have the meaning set forth in the recitals.

“Company Stockholder Written Consent” shall have the meaning set forth in the recitals.

“Company Transaction Expenses” means Transaction Expenses of the Company or any of its Subsidiaries.

“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of August 31, 2017 provided to Parent prior to the date of this Agreement.

“Confidentiality Agreement” means the Mutual Exchange Confidential Disclosure Agreement, dated as of April 21, 2017, between the Company and Parent, as supplemented by the letter agreement, dated as of July 31, 2017, between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger, the Reverse Split and the other transactions contemplated by this Agreement.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Determination Date” means the date that is ten calendar days prior to the Anticipated Closing Date.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means, subject to Section 1.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

●	“Aggregate Valuation” means the sum of (a) the Company Valuation, plus (b) the Parent Valuation.

●	“Company Valuation” means, subject to any adjustments pursuant to Section 4.2(b)(ii) or Section 5.22(e), $90,000,000, a component of which is Company Cash.

●

“Company Allocation Percentage” the quotient (rounded to two decimal places) determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation (it being understood and agreed that to the extent any adjustment to the Company Valuation is made pursuant to Section 5.22(e), the Company Allocation Percentage shall thereafter be adjusted accordingly to reflect such adjustment to the Company Valuation).

●	“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Company Allocation Percentage.

●

“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the cashless exercise of all Company Options outstanding as of immediately prior to the Effective Time with an exercise price less than the Parent Closing Price (on a converted to Company Common Stock basis) and (ii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, warrants or rights to receive such shares (assuming cashless exercise using the Parent Closing Price (on a converted to Company Common Stock basis) in the case of options, warrants and other similar rights), whether conditional or unconditional and including any outstanding options, warrants or rights (including any convertible notes and accrued interest in connection therewith and any accrued dividends on Company Capital Stock) triggered by or associated with the consummation of the Merger (but excluding any shares of Company Common Stock reserved for issuance). For the avoidance of doubt, no out-of-the-money Company Options shall be included in the total number of shares of Company Capital Stock outstanding for purposes of determining the Company Outstanding Shares.

●

“Parent Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (i) the Parent Valuation by (ii) the Aggregate Valuation (it being understood and agreed that to the extent any adjustment to the Parent Valuation is made pursuant to Section 5.22(f), the Parent Allocation Percentage shall thereafter be adjusted accordingly to reflect such adjustment to the Parent Valuation).

●

“Parent Outstanding Shares” means the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, but assuming, without limitation or duplication, (i) with respect to Parent Options, the cashless exercise solely of those Parent Options outstanding as of immediately prior to the Effective Time with an exercise price less than the Parent Closing Price (and otherwise disregarding any other Parent Options) and (ii) the issuance of shares of Parent Common Stock in respect of all other outstanding options, warrants or rights to receive such shares (assuming cashless exercise using the Parent Closing Price in the case of options, warrants and other similar rights), whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Parent Common Stock reserved for issuance). For the avoidance of doubt, no out-of-the-money Parent Options shall be included in the total number of shares of Parent Common Stock outstanding for purposes of determining the Parent Outstanding Shares.

●	“Parent Valuation” means, subject to any adjustments pursuant to Section 4.2(b)(ii) or Section 5.22(f), $60,000,000, a component of which is Parent Cash.

●	“Post-Closing Parent Shares” means the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including NASDAQ).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from: (a) patents and patent applications, (including any and all provisionals, continuations, continuations-in-part, continued prosecution, divisionals and patents of addition; requests for, and grants of, continued examination, extensions, supplemental protection certificates, re-examinations, post-grant confirmations or amendments, counterparts claiming priority from, or reissues of, any of the foregoing; and any patents or patent applications that claim priority to or from any of the foregoing) and all rights to claim priority arising from or related to any of the foregoing (collectively, “Patents”); (b) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (c) copyrights and works of authorship, whether or not copyrightable (“Copyrights”); (d) computer software and firmware, including data files, source code, object code and software-related specifications and documentation; (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, applications therefore, and the goodwill associated therewith (collectively, “Trademarks”); (f) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law), non-public information, and confidential information, know-how, business and technical information, and rights to limit the use or disclosure thereof by any Person (collectively “Trade Secrets”); (g) mask works; (h) domain names; (i) proprietary databases and data compilations and all documentation relating to the foregoing; and, including in each case any and all (1) rights under which an employee, inventor, author or other person is obligated to assign ownership any of the foregoing; (2) registrations of, applications to register, and renewals of, any of the foregoing with or by any Governmental Body in any jurisdiction throughout the world, (3) rights of action arising from the foregoing, including all claims for damages by reason of present, past and future infringement, misappropriation, violation misuse or breach of contract in respect of the foregoing, and present, past and future rights to sue and collect damages or seek injunctive relief for any such infringement, misappropriation, violation, misuse or breach; and (4) income, royalties and any other payments now and hereafter due and/or payable in respect of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to the Company or Parent, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Operating Officer of such Party.

“Knowledge” means actual knowledge of the Key Employees after reasonable inquiry of such Key Employee’s personal files and of the direct reports of such Key Employee charged with administrative or operational responsibility for such matters.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of NASDAQ or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“NASDAQ” means the Nasdaq Stock Market, including the Nasdaq Capital Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Affiliate” means any Person that is (or at any relevant time was) under common control with Parent within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Parent Balance Sheet” means the audited balance sheet of Parent as of June 30, 2017 (the “Parent Balance Sheet Date”), included in Parent’s Report on Form 10-K for the fiscal year ended June 30, 2017, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Cash” means Parent’s Cash and Cash Equivalents as of the Anticipated Closing Date, determined in a manner consistent with the manner in which such items were determined in the Parent SEC Documents. Notwithstanding the foregoing, Parent Cash shall be increased by (a) an amount equal to any severance paid prior to the Closing to any Parent employee, as provided for in each employee severance agreement, all of which have been provided to the Company, and which shall not in the aggregate exceed $4.1 million; (b) any amount paid prior to Closing, in whole or part, of the following estimated transaction-related costs: the Stifel fees and expenses, up to $1.3 million; retention expenses, up to $0.4 million; professional fees, up to $0.3 million; Directors and Officers insurance tail, up to $0.6 million; and miscellaneous, $0.3 million and (c) an amount equal to 50% of the aggregate amount of any costs or expenses, including settlement costs and/or reasonable attorney’s fees, incurred in connection with any threatened or actual stockholder litigation arising or resulting from this Agreement or the Contemplated Transactions and that may be brought in connection with or on behalf of any Parent stockholder’s interest in Parent Common Stock (including all amounts paid or payable up to the retention amount of any insurance policy that is or may cover such costs or expenses and amounts not covered by any such insurance policy), to the extent that such costs or expenses have otherwise reduced Parent Cash.

“Parent Cash Schedule” means a written schedule prepared in accordance with Section 5.22(c) and certified by the Chief Financial Officer of Parent, on behalf of Parent and not in his or her personal capacity, setting forth, in reasonable detail, Parent’s good faith estimate of Parent Cash as of the Anticipated Closing Date.

“Parent Capitalization Representations” means the representations and warranties of Parent set forth in Sections 3.6(a) and (c).

“Parent Change in Circumstance” means any material event or development or material change in circumstances with respect to Parent that was neither known to the Parent Board nor reasonably likely to occur, as of the date of this Agreement (or the consequences of which were not known to the Parent Board, in their reasonable estimation, or reasonably foreseeable based on facts known to the Parent Board as of the date of this Agreement); provided, that “Parent Change in Circumstance” shall not include any such event, development or change to the extent related to any Acquisition Proposal, Acquisition Inquiry or the consequences thereof.

“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on NASDAQ for the five consecutive trading days ending five trading days immediately prior to the date upon which the Merger becomes effective.

“Parent Collar Range” means a range between (and inclusive of) $28,000,000 and $31,000,000; provided that on the first day of each calendar month after December 31, 2017, to the extent the Closing has not occurred on such date, the limits of such range shall be automatically reduced to numbers not less than zero by $1,250,000 per month, half of which shall reduce the previous limit on the 1st day of the succeeding calendar month and the other half shall reduce the previous limit on the 15th day of the applicable month (for example, if the Closing occurs on January 2, 2018, the limits of the Parent Collar Range would be $27,375,000 and $30,375,000 and if the Closing occurs on January 16, 2018, the limits of the Parent Collar Range would be $26,750,000 and $29,750,000).

“Parent Common Stock” means the Common Stock, $0.10 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent is a party; (b) by which Parent or any Parent IP Rights owned by the Parent or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation; or (c) under which Parent has or may acquire any right or interest.

“Parent Deficiency Amount” means the amount equal to the minimum amount of the Parent Collar Range minus the final Parent Cash, as determined in accordance with Section 5.22, but only to the extent such final Parent Cash is less than the minimum amount of the Parent Collar Range.

“Parent ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is treated with Parent or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Parent Excess Amount” means the amount equal to the final Parent Cash, as determined in accordance with Section 5.22, minus the maximum amount of the Parent Collar Range, but only to the extent such final Parent Cash is more than the maximum amount of the Parent Collar Range.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a) (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required) and 3.21 (No Financial Advisors).

“Parent IP Rights” means all Intellectual Property owned by or licensed to Parent that is necessary for or used in, and material to, the business of Parent as presently conducted.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business or economic conditions affecting the industry in which Parent operates, (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) the taking of any action required to be taken by this Agreement, (e) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (f) any clinical trial programs or studies, including any adverse data, event or outcome arising out of or related to any such programs or studies or (g) the announcement of this Agreement or the pendency of the Contemplated Transactions except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Parent relative to other similarly situated companies in the industries in which Parent operates.

“Parent Options” means options or other rights to purchase shares of Parent Common Stock issued by Parent.

“Parent Registered IP” means all Parent IP Rights that are owned by Parent that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.

“Parent RSUs” means restricted stock units issued by Parent.

“Parent Stockholder Support Agreements” shall have the meaning set forth in the recitals.

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4).

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Parent, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property granted by the Company or any of its Subsidiaries or Parent, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Proxy Statement” means the proxy statement to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.

“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock) to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to some or all holders of Company Common Stock in the Merger, including all shares of Parent Common Stock to be issued in exchange for all other shares of Company Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies in the nature of a tax, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, with respect to any Person, the sum of (a) the cash cost of any change of control payments, retention payments, transaction payments, similar payments or severance payments that are or become due to any current or former employee, officer, director or independent contractor of such Person or its Subsidiaries in connection with the consummation of the Contemplated Transactions and that are unpaid as of the Closing (plus the employer portion of all employment, unemployment, payroll and similar Taxes payable thereon), (b) any costs, fees and expenses incurred by such Person or its Subsidiaries, or for which such Person or its Subsidiaries is liable, in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Contemplated Transactions and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel, accountants or other advisors payable by such Person or its Subsidiaries, and (c) in the case of the Company, any costs, fees and expenses for which the Company or its Subsidiaries are liable pursuant to the terms of this Agreement and which were paid by Parent at or prior to Closing on behalf of the Company and not reimbursed by the Company at or prior to Closing.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

b)            Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

280G Approval	4.7
Allocation Certificate	5.18
Anti-Bribery Laws	2.23
Antitrust Division	5.4(b)
Assumed Option	5.5
Benefit Plan	2.17(a)
Capitalization Date	3.6(a)
Certificate of Merger	1.3
Certification	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Audited Financial Statements	5.19
Company Board Recommendation	5.2(c)
Company Budget	4.2(b)(v)
Company Disclosure Schedule	2
Company Financials	2.7(a)
Company Interim Financial Statements	5.19
Company Material Contract	2.13(a)
Company Plan	2.6(c)
Company Permits	2.14(b)
Company Preferred Stock	2.6(a)
Company Products	2.14(d)
Company Real Estate Leases	2.11
Company Regulatory Permits	2.14(d)
Company Stock Certificate	1.6
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consent	Recitals
Company Termination Fee	9.3(b)
Continuing Employees	5.7(a)
Cooley	5.1(a)
Corporate Name Change	1.4(b)
Costs	5.8(a)
D&O Indemnified Parties	5.8(a)
Dechert	5.1(a)
Dissenting Shares	1.8(a)

Drug Regulatory Agency	2.14(a)
Effective Time	1.3
End Date	9.1(b)
Exchange Agent	1.7(a)
Exchange Fund	1.7(a)
FDA	2.14(a)
FDCA	2.14(a)
Filing Determination Date	5.4(b)
Foreign Plans	2.17(m)
FTC	5.4(b)
HIPAA	2.14(g)
Intended Tax Treatment	5.12(a)
Investor Agreements	2.22(b)
Liability	2.9
Lock-Up Agreement	7.7
Merger	Recitals
Merger Approval Date	5.24(a)
Merger Consideration	1.5(a)(ii)
Merger Sub	Preamble
NASDAQ Listing Application	5.11
Parent	Preamble
Parent Benefit Plan	3.17(a)
Parent Board Adverse Recommendation Change	5.3(b)
Parent Board Recommendation	5.3(b)
Parent Budget	4.1(b)(v)
Parent Change in Circumstance Notice	5.3(d)
Parent Designees	5.14
Parent Disclosure Schedule	3
Parent IP Agreements	3.12
Parent Material Contract	3.13
Parent Notice Period	5.3(c)
Parent Permits	3.14(b)
Parent Products	3.14(d)
Parent Real Estate Leases	3.10
Parent Regulatory Permits	3.14(d)
Parent SEC Documents	3.7(a)
Parent Stock Plans	3.6(c)
Parent Stockholder Matters	5.3(a)
Parent Stockholder Support Agreement	Recitals
Parent Stockholders’ Meeting	5.3(a)
Post-Closing Plans	5.7(a)
Pre-Closing Period	4.1(a)
Required Company Stockholder Vote	2.4
Required Parent Stockholder Merger Vote	3.4
Required Parent Stockholder Reverse Split Vote	3.4
Required Parent Stockholder Vote	3.4
Reverse Split	5.24
Shareholder HSR Filing	5.4(b)
Stockholder Notice	5.2(b)
Surviving Corporation	1.1
Waived 280G Benefits	4.7

Annex B

FORM OF CERTIFICATE OF AMENDMENT OF RESTATED

CERTIFICATE OF INCORPORATION OF AVIRAGEN THERAPEUTICS, INC.

Aviragen Therapeutics, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: The name of Corporation is Aviragen Therapeutics, Inc.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Restated Certificate of Incorporation as follows:

The first two sentences in Article FOURTH shall be deleted and the following paragraphs shall be inserted in lieu thereof:[1]

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 205,000,000 shares consisting of

a)     5,000,000 shares of Preferred Stock, par value $0.10 per share, and

b)     200,000,000 shares of Common Stock, par value $0.10 per share.

Except as otherwise provided by law, the shares of stock of the Corporation, regardless of class, may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

Contingent and effective upon the filing of this Certificate of Amendment to the Restated Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware (the “Effective Time”), each [            ] ([            ]) shares of the Corporation’s Common Stock, par value $0.10 per share, issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.10 per share, of the Corporation (the “Reverse Split”). No fractional share shall be issued in connection with the foregoing combination of the shares pursuant to the Reverse Split. The Corporation will pay in cash the fair value of such fractional shares, without interest and as determined in good faith by the Board of Directors of the Corporation when those entitled to receive such fractional shares are determined.

[1]

This amendment approves the reverse stock split of the Corporation’s common stock, at a ratio in the range of 10 and 20-for-1. By approving this amendment, the stockholders of the Corporation would be deemed to approve any ratios within the range referred to above, as mutually agreed by the Corporation and Vaxart. If the stock issuance proposal is not approved by the Corporation’s stockholders, the Aviragen board of directors may solely determine the reverse stock split ratio, within the range of 10 and 20-for-1, following the special meeting.

The Reverse Split shall occur automatically without any further action by the holders of Common Stock, and whether or not the certificates representing such shares of Common Stock have been surrendered to the Corporation; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Split unless the existing certificates evidencing the applicable shares of Common Stock prior to the Reverse Split are either delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed, and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

THIRD: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at a Special Meeting of Stockholders held on [______], 2018, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its Chief Executive Officer this [     ] day of  [                                 ], 2018.

AVIRAGEN THERAPEUTICS, INC.

By:
Name: Joseph M. Patti Title: Chief Executive Officer

Annex C

OPINION LETTER OF STIFEL

October 27, 2017

Board of Directors
Aviragen Therapeutics, Inc.
2500 Northwinds Parkway, Suite 100
Alpharetta, GA 30009

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that Aviragen Therapeutics, Inc. (the “Company”) is considering entering into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Vaxart, Inc. (“Seller”) and AGORA Merger Sub, Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Seller (the “Merger”), with Seller continuing as the surviving corporation, and each issued and outstanding share of the capital stock of Seller (excluding any shares that are held by Seller as treasury stock or that are held or owned by Seller, any subsidiary of Seller, or Merger Sub, and shares owned by stockholders who are entitled to and who properly exercise and perfect appraisal rights, the “Shares”) will be converted into the right to receive a number of shares of the Company’s common stock, $0.10 par value per share (the “Company Common Stock”), equal to the Exchange Ratio (as defined in the Merger Agreement), on terms and conditions more fully set forth in the Merger Agreement (the aggregate number of shares of Company Common Stock issuable in the Merger to holders of Shares, the “Merger Consideration”).

The Board of Directors of the Company (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the Company of the Merger Consideration to be paid by the Company to the holders of Shares in the Merger pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	reviewed the financial terms contained in a draft dated October 26, 2017 of the Merger Agreement;

(ii)

reviewed certain publicly available financial and other information for the Company and Seller, respectively, and certain other relevant financial and operating data furnished to Stifel by the management of the Company;

(iii)	reviewed and analyzed certain relevant historical financial and operating data concerning the Company and Seller furnished to us by the management of the Company;

(iv)

reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning the Company and Seller prepared by the management of the Company, including projections for the Company and Seller provided by the management of the Company and reflecting the probabilities of technical success determined by the management of the Company (the “Company Projections” and the “Seller Projections,” respectively), and utilized per instruction of the Company;

(v)

reviewed pro forma projections for the Company and Seller giving effect to the Merger (the “Pro Forma Projections”) and reflecting the probabilities of technical success determined by the management of the Company, provided to us by the management of the Company, and utilized per instruction of the Company;

(vi)

discussed with certain members of the management of the Company the historical and current business operations, financial condition and prospects of the Company and Seller and such other matters as Stifel deemed relevant;

(vii)

reviewed and analyzed certain operating results of the Company and Seller as compared to the operating results and the reported price and trading histories of certain publicly traded companies that Stifel deemed relevant;

(viii)	reviewed and analyzed certain financial terms of the Merger as compared to the financial terms of certain selected business combinations that Stifel deemed relevant for the Company and Seller;

(ix)	reviewed and analyzed certain financial terms of certain initial public offerings that certain companies completed that Stifel deemed relevant for Seller;

(x)

reviewed and analyzed, based on the Company Projections and the Seller Projections, the cash flows generated by the Company and Seller on stand-alone bases to determine the respective present values of those discounted cash flows;

(xi)	reviewed certain pro forma financial effects of the Merger;

(xii)

considered the results of the Company’s efforts and our efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a transaction involving the Company; and

(xiii)

reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as we deemed relevant for purposes of our Opinion. In addition, we took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our general knowledge of the industry in which the Company and Seller operate.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company or Seller, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts and projections supplied to us by the Company (including, without limitation, the Company Projections, the Seller Projections and the Pro Forma Projections), we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and Seller, as applicable, and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such forecasted and projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasted and projected financial information. Stifel has relied on this forecasted and projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof. Stifel expresses no opinion as to the Company Projections, the Seller Projections and the Pro Forma Projections or any other estimates, forecasts or projections or the assumptions on which they were made.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either the Company or Seller since the date of the last financial statements of each company made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of either the Company’s or Seller’s assets or liabilities, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement and by the management of the Company, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Merger Consideration, and that obtaining any necessary regulatory or other approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company, Seller or the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Merger and the Merger Agreement.

Our Opinion is limited to whether the Merger Consideration to be paid by the Company to the holders of Shares is fair to the Company, from a financial point of view, and does not address any other terms, aspects or implications of the Merger including, without limitation, the form or structure of the Merger, any consequences of the Merger on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Without limiting the generality of the foregoing, we have assumed that the Exchange Ratio will not be adjusted for Company Cash or Parent Cash or for equity financings by Seller. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, financial reporting, tax, accounting or regulatory consequences of the Merger on the Company or the holders of the Company’s Common Stock including, without limitation, whether or not the Merger will qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; or (iv) the effect of the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of the Company, or any class of securities of any other party to any transaction contemplated by the Merger Agreement. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s securities will trade following public announcement or consummation of the Merger.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Merger. Our Opinion does not constitute a recommendation to the Board or any other person as to how the Board or any other person should vote or otherwise act on the Merger or any other matter or to any shareholder of the Company or Seller as to how any such shareholder should vote or act with respect to the Merger or any other matter, or whether or not any shareholder of the Company or Seller should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Merger.

We are not legal, tax, regulatory or bankruptcy advisors. We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the various federal banking agencies, the Securities and Exchange Commission (the “SEC”), or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board, or any changes in regulatory accounting principles that may be adopted by any or all of the federal banking agencies. Our Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company or Seller.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the completion of the Merger (the “Advisory Fee”). We also will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Merger. Stifel may seek to provide investment banking services to the Company or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of the Company and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter with the Company.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by the Company to the holders of Shares in the Merger pursuant to the Merger Agreement is fair to the Company, from a financial point of view.

Very truly yours,

/s/ Stifel, Nicolaus & Company, Incorporated

Annex D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

Item 20. Indemnification of Directors and Officers

As permitted by the DGCL, Aviragen’s certificate of incorporation eliminates the liability of directors to Aviragen or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL.

The certificate of incorporation further provides that Aviragen will indemnify any person who is or was made a party to any proceeding by reason of the fact that such person is or was a director or officer of Aviragen against expenses, judgments, fines, penalties, and amounts paid in settlement incurred in connection therewith to the fullest extent authorized by the DGCL. Aviragen’s bylaws provide for a similar indemnity to directors and officers of Aviragen to the fullest extent authorized by the DGCL.

Aviragen’s bylaws authorize the Aviragen board of directors to enter into indemnification contracts with each of its officers and directors. Aviragen has entered into indemnification contracts with each of its directors and executive officers. The indemnification contracts provide for the indemnification of directors and officers against all expenses, liability, and loss actually reasonably incurred to the fullest extent permitted by Aviragen’s certificate of incorporation, bylaws, and applicable law.

Aviragen’s bylaws also authorize Aviragen to maintain insurance to protect any director or officer against any expense, liability, or loss, whether or not Aviragen would have the power to indemnify such person against such expense, liability, or loss under the DGCL.

Item 21.     Exhibits and Financial Statement Schedules

(a)     Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

Exhibit Number	Description	Incorporated by Reference			Filed/ Furnished Herewith
		Form	File No.	Filing Date
2.1**

Agreement and Plan of Merger and Reorganization, dated October 27, 2017, by and among Aviragen Therapeutics, Inc., Vaxart, Inc. and Agora Merger Sub, Inc. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this registration statement)

x

2.2	Form of Support Agreement, by and between Aviragen Therapeutics, Inc., Agora Merger Sub, Inc., Vaxart, Inc. and certain of Vaxart, Inc.’s directors, officers and stockholders	8-K	001-35285 171068617	10/31/2017

2.3	Form of Support Agreement, by and between Aviragen Therapeutics, Inc., Agora Merger Sub, Inc., Vaxart, Inc. and certain of Vaxart, Inc.’s directors and officers	8-K	001-35285 171068617	10/31/2017

Exhibit Number	Description	Incorporated by Reference			Filed/ Furnished Herewith
		Form	File No.	Filing Date
2.7	Stock Purchase Agreement, dated February 25, 2015, among Biota Pharmaceuticals, Inc., each of the shareholders of Anaconda Pharma party thereto and the Holder Representative thereunder	10-Q	001-35285- 15847337	05/08/15

3.1	Restated Certificate of Incorporation of Aviragen Therapeutics, Inc.	10-K	001-35285- 161883453	09/13/2016

3.2	Restated By-laws of Aviragen Therapeutics, Inc.	10-K	001-35285- 161883453	09/13/2016

4.1	Form of Common Stock Certificate	10-K	000-04829- 08651814	03/15/2007

5.1*	Opinion of Dechert LLP regarding the validity of the securities

8.1*	Opinion of Dechert LLP regarding tax matters

8.2*	Opinion of Cooley LLP regarding tax matters

10.1+	Collaboration and License Agreement, dated September 29, 2003, between Biota Holdings Limited and Sankyo Co., Ltd.	10-Q	001-35285- 13834721	05/10/13

10.2+	Amendment #1 to Collaboration and License Agreement, dated June 30, 2005, between Biota Holdings Limited, Biota Scientific Management Pty. Ltd. and Sankyo Company, Ltd.	10-Q	001-35285- 13834721	05/10/13

10.3	Amendment #2 to Collaboration and License Agreement, dated March 27, 2009, between Biota Holdings Limited, Biota Scientific Management Pty. Ltd. and Daiichi Sankyo Company, Limited	10-Q	001-35285- 13834721	05/10/13

10.4+	Commercialization Agreement, dated March 27, 2009, between Biota Holdings Limited, Biota Scientific Management Pty. Ltd and Daiichi Sankyo Company, Ltd.	10-Q	001-35285- 13834721	05/10/13

10.5+

Contract, dated March 31, 2011, between Biota Scientific Management Pty. Ltd. and Office of Biomedical Advanced Research and Development Authority within the Office of the Assistant Secretary for preparedness and Response at the U.S. Department of Health and Human Services

		10-Q	001-35285- 13834721	05/10/13

Exhibit Number	Description	Incorporated by Reference			Filed/ Furnished Herewith
		Form	File No.	Filing Date
10.6+	Research and License Agreement, dated February 21, 1990, by and among Biota Scientific Management Pty. Ltd., Biota Holdings Limited, Glaxo Australia Pty. Ltd. and Glaxo Group Limited	10-K	001-35285- 131119699	9/27/13

10.7	Form of Indemnification Agreement for Directors and Executive Officers	8-K	001-35285- 13817036	05/06/13

10.8+	Employment Agreement, dated as of October 1, 2014, between Biota Pharmaceuticals, Inc., and Russell H. Plumb	10-Q	001-35285- 15584221	02/06/15

10.9+	Amended Executive Employment Agreement, dated as of October 1, 2014, between Biota Pharmaceuticals, Inc., and Joseph M. Patti	10-Q	001-35285- 15584221	02/06/15

10.10+	Form Non-Plan Stock Units Agreement	8-K	001-35285- 121206005	11/14/12

10.11+	Form of Letter Agreement for Stock Option Grant	8-K	001-35285- 121206005	11/14/12

10.12+	2007 Omnibus Equity and Incentive Plan	DEF 14A	000-04829- 07763351	04/12/07

10.13+	Executive Employment Agreement, dated as of November 26, 2013, between Biota Pharmaceuticals, Inc., and Peter Azzarello	8-K	001-35285- 131247987	11/27/13

10.14+	Form of Employee Stock Option Agreement under the 2007 Omnibus Equity and Incentive Plan	8-K	001-35285- 131266832	12/10/13

10.15+	Form of Market-Based Stock Unit Award Agreement under the 2007 Omnibus Equity and Incentive Plan	8-K	001-35285- 131266832	12/10/13

10.17+	Executive Employment Agreement, effective as of November 2, 2015, between Biota Pharmaceuticals, Inc. and Mark Colonnese	8-K	001-35285- 151189714	11/2/15

10.18

Royalty Interest Acquisition Agreement by and between Aviragen Therapeutics, Inc., Biota Holdings Pty Ltd, Biota Scientific Management Pty. Ltd. and HealthCare Royalty Partners III, L.P. dated April 22, 2016

		8-K	001-35285- 161590079	04/26/16

Exhibit Number	Description	Incorporated by Reference			Filed/ Furnished Herewith
		Form	File No.	Filing Date
10.19	Protective Rights Agreement between Aviragen Therapeutics, Inc. and HealthCare Royalty Partners III, L.P. dated April 22, 2016	8-K	001-35285- 161590079	04/26/16

10.20+	Form of Employee Stock Option Agreement under the 2016 Equity Incentive Plan	10-Q	001-35285- 17822953	05/08/2017

10.21+	2016 Equity Incentive Plan	DEF 14A	001-35285- 161904921	09/27/2016

10.22	Director Stock Option Grant Form				x

10.23*	Form of Indemnity Agreement by and between Vaxart, Inc. and its directors and officers

10.24+

Vaxart, Inc. Amended and Restated 2007 Equity Incentive Plan, Stock Option Agreement, form of Notice of Stock Option Grant, form of Additional Terms and Conditions to Option and Stock Option Exercise Agreement

10.25+	Offer Letter, dated May 25, 2011, and Amendment to Offer Letter and Option Grant Agreement, dated October 1, 2011, by and between Vaxart, Inc. and Wouter W. Latour, M.D.

10.26*	Industrial Lease, dated October 28, 2013, by and between Vaxart, Inc. and Oyster Point LLC

10.27*	Lease Agreement, dated April 17, 2015, by and between Vaxart, Inc. and CRP Edgewater, LLC

21.1	List of Subsidiaries of Aviragen Therapeutics, Inc.	10-K	001-3525- 171066758	09/01/2017

23.1	Consent of Ernst & Young LLP, independent registered public accountant for Aviragen Therapeutics, Inc.				x

23.2	Consent of KPMG LLP, independent auditor for Vaxart, Inc.				x

23.3*	Consent of Dechert LLP (included in Exhibit 5.1 hereto)

23.4*	Consent of Dechert LLP (included in Exhibit 8.1 hereto)

Exhibit Number	Description	Incorporated by Reference			Filed/ Furnished Herewith
		Form	File No.	Filing Date
23.5*	Consent of Cooley LLP (included in Exhibit 8.2 hereto)

24.1	Power of Attorney (included on the signature page hereto)				x

99.1*	Form of Aviragen Therapeutics, Inc. Proxy Card

99.2	Opinion of Stifel, Nicolaus & Company, Incorporated (included as Annex C to the proxy statement/prospectus/information statement forming a part of this registration statement)				x

99.3	Consent of Stifel, Nicolaus & Company, Incorporated				x

99.4

Form of Certificate of Amendment to the Restated Certificate of Incorporation of Aviragen Therapeutics, Inc. (included as Annex B to the proxy statement/prospectus/information statement forming a part of this registration statement)

x

99.5*	Consent of Wouter W. Latour, M.D. to be named as director

99.6*	Consent of Michael J. Finney, Ph.D. to be named as director

99.7*	Consent of Jan Leschly to be named as director

99.8*	Consent of Richard J. Markham to be named as director

101

The following materials from Aviragen Therapeutics, Inc.’s Annual Report on Form 10-K for the year ended June 30, 2017, and the Quarterly Report on Form 10-Q for the quarter ending September 30, 2017, formatted in Extensible Business Reporting Language (XBRL) includes (i) Condensed Consolidated Balance Sheets at June 30, 2017 and September 30, 2017, (ii) Condensed Consolidated Statements of Operations for the Three Months ended September 30, 2017 and 2016, (iii) Condensed Consolidated Statements of Cash Flows for the Three Months Ended September 30, 2017 and 2016 and (iv) Notes to Condensed Consolidated Financial Statements

x

_________________

*	To be filed by amendment.
**

The schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

+	Confidential portions of this exhibit have been omitted and filed separately with the Commission pursuant to confidential treatment granted under Rule 24b-2 promulgated under the Exchange Act.

(b)     Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22.     Undertakings

(a)     The undersigned registrant hereby undertakes

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933, to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)     The undersigned registrant hereby undertakes as follows:

(1) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That, every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia, on December 12, 2017.

AVIRAGEN THERAPEUTICS, INC.

By:	/s/ Joseph M. Patti
Joseph M. Patti, Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph M. Patti, Ph.D., as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments and any related registration statements filed pursuant to Rule 462 and otherwise), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent and full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

SIGNATURE PAGE FOLLOWS

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Joseph M. Patti	President, Chief Executive Officer and Director	December 12, 2017
Joseph M. Patti, Ph.D.	(Principal Executive Officer)

/s/ Mark P. Colonnese	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 12, 2017
Mark P. Colonnese

/s/ Russell H. Plumb	Chairman	December 12, 2017
Russell H. Plumb

/s/ Anne M. VanLent	Lead Director	December 12, 2017
Anne M. VanLent

/s/ Geoffrey F. Cox	Director	December 12, 2017
Geoffrey F. Cox, Ph.D.

/s/ Michael Dougherty	Director	December 12, 2017
Michael Dougherty

/s/ Michael Dunne	Director	December 12, 2017
Michael Dunne, M.D.

/s/ John P. Richard	Director	December 12, 2017
John P. Richard